As filed with the Securities and Exchange Commission on October 6, 2023

Registration No. 333-274758

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZEVRA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-5894398
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1180 Celebration Boulevard, Suite 103 Celebration, FL 34747

(321) 939-3416

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. LaDuane Clifton, CPA

Chief Financial Officer, Secretary and Treasurer

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

(321) 939-3416

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephanie M. Hosler, Esq. Robert J. Endicott, Esq. Bryan Cave Leighton Paisner LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000	Chris Schelling President and Chief Executive Officer Acer Therapeutics Inc. One Gateway Center, Suite 356, 300 Washington Street Newton MA 02458	Mike Hird Christina F. Pearson Pillsbury Winthrop Shaw Pittman LLP 11682 El Camino Real, Suite 200 San Diego, California 92130 (858) 509-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED October 6, 2023

ACER THERAPEUTICS INC.

One Gateway Center, Suite 356

300 Washington Street

Newton, Massachusetts 02458

[•], 2023

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Acer Therapeutics Inc.:

You are cordially invited to attend a special meeting of stockholders (the “Acer Special Meeting”) of Acer Therapeutics Inc., a Delaware corporation (“Acer”), to be held on November 8, 2023, at 11:00 a.m., Eastern Time. The Acer Special Meeting will be a virtual meeting conducted via live audio webcast to provide a safe and convenient experience for our stockholders. You will be able to attend the Acer Special Meeting via the Internet at https://www.cstproxy.com/acertx/sm2023.

At the Acer Special Meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”), Aspen Z Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Zevra (“Merger Sub”), and Acer. Upon satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement, Merger Sub will, at the closing (the “Closing” and the date on which the Closing occurs, the “Closing Date”), merge with and into Acer (the “Merger”), and Acer will become a wholly-owned subsidiary of Zevra upon the filing of the certificate of merger with the Delaware Secretary of State (the “Effective Time”). At the Acer Special Meeting, you will also be asked to consider and vote on a non-binding, advisory proposal to approve compensation that will or may become payable to Acer’s named executive officers in connection with the Merger and a proposal for the adjournment of the Acer Special Meeting, if necessary or appropriate, in order to solicit additional votes to approve the adoption of the Merger Agreement.

If the Merger is completed, you will be entitled to receive (A) 0.1210 validly issued, fully paid and non-assessable shares of Zevra Common Stock, $0.0001 par value per share (“Zevra Common Stock”), and (B) one non-transferable contingent value right, which will represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”) (as described in the enclosed proxy statement/prospectus in the section titled “Agreements Related to the Merger—The Contingent Value Rights Agreement” beginning on page 135) for each share of Acer Common Stock, $0.0001 par value per share (“Acer Common Stock”), you own immediately prior to the Effective Time (other than certain excluded shares as defined in the Merger Agreement). On August 30, 2023, the last trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per share of Zevra Common Stock on the Nasdaq Global Select Market was $5.30. Based on the closing price per share of Zevra Common Stock on the Nasdaq Global Select Market on October 5, 2023 of $4.59, and based on the exchange ratio used in the Merger, the Stock Consideration (as defined below) represented $0.55 in market value for each share of Acer Common Stock. Based on the number of shares of Zevra Common Stock and Acer Common Stock outstanding on September 25, 2023, upon completion of the Merger, it is estimated that continuing

Zevra shareholders will own approximately 92.4% of the issued and outstanding Zevra Common Stock, and former Acer Stockholders will own approximately 7.6% of the issued and outstanding Zevra Common Stock.

The board of directors of Acer (the “Acer Board”), after considering the factors more fully described in the enclosed proxy statement/prospectus, has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Acer and its stockholders; and (2) approved and adopted the Merger Agreement. The Acer Board recommends that you vote (1) “FOR” the adoption of the Merger Agreement; (2) “FOR” the adjournment of the Acer Special Meeting, if necessary or appropriate, in order to solicit additional votes to approve the adoption of the Merger Agreement; and (3) “FOR” the non-binding, advisory vote on the compensation that will or may become payable to Acer’s named executive officers in connection with the Merger.

The enclosed proxy statement/prospectus provides detailed information about the Acer Special Meeting, the Merger Agreement and the Merger. A copy of the Merger Agreement is attached as Appendix A to the proxy statement/prospectus. The proxy statement/prospectus also describes the actions and determinations of the Acer Board in connection with its evaluation of the Merger Agreement and the Merger. We encourage you to read the proxy statement/prospectus and its appendices, including all documents incorporated by reference into the enclosed proxy statement/prospectus, carefully and in their entirety, as they contain important information.

Only stockholders who owned Acer Common Stock at the close of business on October 5, 2023 can vote at the Acer Special Meeting or any adjournments or postponements that may take place. All stockholders are cordially invited to attend the virtual meeting. However, to assure your representation at the meeting, you are urged to mark, sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope for that purpose or vote by Internet or by voting instruction form. Your stock will be voted in accordance with the instructions you have given. Any stockholder attending the virtual meeting may vote electronically even if he or she has previously returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to attend and vote at the meeting, you must obtain from the record holder a legal proxy issued in your name.

If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the proposal to adopt the Merger Agreement, without your instructions.

Acer Common Stock is listed on the Nasdaq Capital Market under the symbol “ACER”. Zevra Common Stock is listed on the Nasdaq Global Select Market under the symbol “ZVRA”. We urge you to obtain current market quotations for the shares of common stock of Acer and Zevra to have the most current information.

Your vote is very important, regardless of the number of shares that you own. We cannot complete the Merger unless the proposal to adopt the Merger Agreement (the “Merger Proposal”) is approved by the affirmative vote of the holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date entitled to vote on the Merger Proposal. Information about the Acer Special Meeting, the Merger and the other business to be considered by Acer Stockholders at the Acer Special Meeting is contained in the enclosed proxy statement/prospectus.

We urge you to read this proxy statement/prospectus carefully. You should also carefully consider the risks that are described in the section titled “Risk Factors” beginning on page 19.

If you have any questions or need assistance voting your shares, please contact Acer’s proxy solicitor Advantage Proxy, by calling (877) 870-8565 (toll free).

On behalf of the Acer Board, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

/s/ Chris Schelling

Chris Schelling

Founder, President and Chief Executive Officer

Acer Therapeutics Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [●], 2023 and, together with the enclosed form of proxy card, is first being mailed to stockholders on or about [●], 2023.

ACER THERAPEUTICS INC.

One Gateway Center, Suite 356

300 Washington Street

Newton, Massachusetts 02458

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON November 8, 2023

Notice is hereby given that a special meeting of stockholders (the “Acer Special Meeting”) of Acer Therapeutics Inc., a Delaware corporation (“Acer”), will be held on November 8, 2023, at, 11:00 a.m. Eastern Time. The Acer Special Meeting will be a completely virtual meeting conducted via live audio webcast to provide a safe and convenient experience for our stockholders. You will be able to attend the Acer Special Meeting via the Internet at https://www.cstproxy.com/acertx/sm2023, at which you will be asked to consider and vote upon the following proposals:

1. Merger Proposal: To adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”), Aspen Z Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Zevra (“Merger Sub”), and Acer, pursuant to which, upon the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement, Merger Sub will merge with and into Acer (the “Merger”), with Acer surviving as a wholly-owned subsidiary of Zevra;

2. Adjournment Proposal: To adjourn the Acer Special Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Acer Special Meeting; and

3. Non-binding, advisory Merger-related compensation proposal: To approve, by non-binding, advisory vote, compensation that will or may become payable to Acer’s named executive officers in connection with the Merger.

The Acer Board has set October 5, 2023 as the record date (“Record Date”) for the Acer Special Meeting. Only stockholders of record as of the close of business on the Record Date are entitled to notice of the Acer Special Meeting and to vote at the Acer Special Meeting or any adjournment, postponement or other delay thereof.

The Acer Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; and (3) “FOR” the non-binding, advisory Merger-related compensation proposal.

To assure your representation at the meeting, you are urged to mark, sign and return the enclosed proxy as promptly as possible in the postage-prepaid envelope for that purpose or vote by Internet or by voting instruction form. Your stock will be voted in accordance with the instructions you have given. Any stockholder attending the virtual meeting may vote electronically even if he or she has previously returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to attend and vote at the meeting, you must obtain from the record holder a legal proxy issued in your name. If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the proposal to adopt the Merger Agreement, without your instructions.

By Order of the Board of Directors,

/s/ Chris Schelling

Chris Schelling

Founder, President and Chief Executive Officer

[●], 2023

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE ACER SPECIAL MEETING, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) ELECTRONICALLY OVER THE INTERNET, OR (2) BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOU MAY REVOKE YOUR PROXY OR CHANGE YOUR VOTE AT ANY TIME BEFORE IT IS VOTED AT THE ACER SPECIAL MEETING.

If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the proposal to adopt the Merger Agreement, without your instructions.

If you fail to either (1) return your proxy card or (2) vote online or grant your proxy electronically over the Internet, your shares will not be counted for purposes of determining whether a quorum is present at the Acer Special Meeting and, if a quorum is present, will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement. Abstentions will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

We encourage you to read the accompanying proxy statement/prospectus and its appendices, including all documents incorporated by reference into the accompanying proxy statement/prospectus, carefully and in their entirety. If you have any questions concerning the Merger, the Acer Special Meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Acer Common Stock, please contact Acer’s proxy solicitor, Advantage Proxy, at (877) 870-8565 (toll free).

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Zevra (File No. 333-274758), constitutes a prospectus of Zevra under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Zevra Common Stock, par value $0.0001 per share to be issued to Acer Stockholders pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement of Acer under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Acer Special Meeting, at which Acer Stockholders will be asked to consider and vote on, among other proposals, a proposal to adopt the Merger Agreement.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2023, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof or any earlier date provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document or any earlier date provided therein. Neither the mailing of this proxy statement/prospectus to Acer Stockholders nor the issuance by Zevra of Zevra Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Zevra has been provided by Zevra and information contained in or incorporated by reference into this proxy statement/prospectus regarding Acer has been provided by Acer.

This proxy statement/prospectus incorporates by reference important business and financial information about Zevra from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Zevra at the following address and telephone number:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

Attn: Investor Relations

(321) 939-3416

In order to ensure timely delivery of these documents, you should make your request by [●], 2023, to receive them before the Acer Special Meeting.

If you have any questions about the Acer Special Meeting or need additional assistance in voting your shares, please contact Acer’s proxy solicitor Advantage Proxy, at (877) 870-8565 (toll free).

You can also obtain documents incorporated by reference into this proxy statement/prospectus through the website of the SEC at www.sec.gov. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 233.

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QUESTIONS AND ANSWERS ABOUT THE ACER SPECIAL MEETING AND THE MERGER

The following questions and answers briefly address some commonly asked questions that you, as a stockholder of Acer, may have in connection with the Merger, the Merger Agreement and the Acer Special Meeting. Zevra and Acer urge you to read carefully this entire proxy statement/prospectus, including the appendices and the documents incorporated by reference into this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under the section titled “Where You Can Find More Information” beginning on page 233.

Q:	Why is Acer proposing the Merger?

A:

The Acer Board believes that the proposed Merger will provide a number of significant potential strategic benefits and opportunities that will be in the best interests of Acer Stockholders. To review the reasons for the proposed Merger in greater detail, see “The Merger—Acer Reasons for the Merger” beginning on page 90.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Acer and Zevra have agreed to a Merger, pursuant to which (subject to certain conditions described in the Merger Agreement) Merger Sub will merge with and into Acer, with Acer surviving the Merger as a wholly-owned subsidiary of Zevra. Acer is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of Acer Common Stock with respect to the Merger and other matters to be considered at the Acer Special Meeting. The Merger cannot be completed unless Acer Stockholders adopt the Merger Agreement. Acer is holding the Acer Special Meeting to allow Acer Stockholders to vote on the proposal to adopt the Merger and certain related proposals.

This proxy statement/prospectus contains important information about Zevra, Acer, the Acer Special Meeting, the Merger Agreement and the Merger. This document constitutes both a proxy statement of Acer and a prospectus of Zevra. It is a proxy statement because the Acer Board is soliciting proxies from Acer Stockholders. It is a prospectus because Zevra will issue shares of Zevra Common Stock in exchange for outstanding shares of Acer Common Stock in connection with the Merger.

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Acer and may be entitled to vote at the upcoming Acer Special Meeting. You should read this proxy statement/prospectus carefully.

Q:	What will holders of Acer Common Stock receive in the Merger?

A:

Upon completion of the Merger, each Acer Stockholder as of the Effective Time will be entitled to receive, with regard to each share of Acer Common Stock that is outstanding immediately prior to the Effective Time (excluding cancelled shares and any shares held by holders who have exercised their appraisal rights), (A) 0.1210 validly issued, fully paid and non-assessable shares of Zevra Common Stock, $0.0001 par value per share (the “Stock Consideration”), and (B) one contingent value right (a “CVR,” and together with the Stock Consideration, the “Merger Consideration”) representing the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, as set forth in the Contingent Value Rights Agreement (the “CVR Agreement”).

Q:	What are the CVRs?

A:

The CVRs are non-transferable contingent value rights that will be issued as part of the Merger Consideration. Each CVR will entitle its holder to receive one or more contingent payments upon the achievement of certain commercial, regulatory and other milestones, if achieved during the period from the closing of the Merger (the “Closing”) through the date that is the 12-year anniversary of the Closing.

There can be no assurance that any payment will be made under the CVRs. The amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Zevra or Acer. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange.

See “Agreements Related to the Merger—The Contingent Value Rights Agreement” beginning on page 135. A form of the CVR Agreement is attached as Appendix B to this proxy statement/prospectus. Acer stockholders are encouraged to read the entire form of CVR Agreement carefully because it is the principal document governing the CVRs.

Q:	What happens if the market price of shares of Zevra Common Stock or Acer Common Stock changes before the Effective Time?

A:

No change will be made to the Merger Consideration if the market price of shares of Zevra Common Stock or Acer Common Stock changes before the Effective Time. Accordingly, the value of the stock portion of the Merger Consideration to be received by Acer Stockholders in the Merger will depend on the market price of shares of Zevra Common Stock at the Effective Time.

Q:	What am I being asked to vote on at the Acer Special Meeting and why is this approval necessary?

A:	Acer Stockholders are being asked to vote on the following proposals:

•	Merger Proposal: To adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Acer, with Acer surviving as a wholly-owned subsidiary of Zevra;

•

Adjournment Proposal: To adjourn the Acer Special Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Acer Special Meeting (the “Adjournment Proposal”); and

•

Non-binding, advisory Merger-related compensation proposal: To approve, by non-binding, advisory vote, compensation that will or may become payable to Acer’s named executive officers in connection with the Merger.

Approval of the Merger Proposal is required for completion of the Merger. Approval of the Adjournment Proposal or the non-binding, advisory Merger-related compensation proposal is not a condition to the obligations of Acer or Zevra to complete the Merger.

Q:	What vote is required to approve each of the proposals that will be presented at the Acer Special Meeting?

A:

Merger Proposal: The affirmative vote of holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date (as defined below). An abstention, broker non-vote or a failure to vote will have the same effect as a vote “AGAINST” this proposal.

Adjournment Proposal: The affirmative vote of a majority of the shares of stock entitled to vote, present in person or represented by proxy at the Acer Special Meeting. An abstention, broker non-vote, or a failure to vote will have no effect on the outcome of this proposal.

Non-binding, advisory Merger-related compensation proposal: The affirmative vote of a majority of the shares of stock entitled to vote, present in person or represented by proxy at the Acer Special Meeting. An abstention, broker non-vote, or a failure to vote will have no effect on the outcome of this proposal. The vote with respect to the non-binding, advisory Merger-related compensation proposal is an advisory vote and will not be binding on Acer. If the Merger Agreement is adopted by the stockholders and the Merger is completed, the compensation that will or may become payable by Acer to its named executive officers in connection with the Merger may be paid to Acer’s named executive officers even if stockholders fail to approve the non-binding, advisory Merger-related compensation proposal.

Q:	How many shares must be present to hold the Acer Special Meeting?

A:

A quorum must be present at the Acer Special Meeting for any business to be conducted. A quorum requires the presence, in person or by proxy, of Acer Stockholders who hold a majority of the issued and outstanding shares of Acer Common Stock entitled to vote at the Acer Special Meeting. Any shares that are the subject of abstentions will be treated as present for the purposes of determining whether a quorum exists at the Acer Special Meeting.

Shares of Acer Common Stock held in “street name” through a bank, broker or other nominee with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee will not be deemed present for the purpose of determining whether a quorum exists at the Acer Special Meeting.

Q:	As a stockholder of Acer, how does the Acer Board recommend that I vote?

A:	The Acer Board unanimously recommends that Acer’s stockholders vote “FOR” the Merger Proposal, “FOR” the Adjournment Proposal and “FOR” the non-binding, advisory Merger-related compensation proposal.

Q:	What risks should I consider before I vote?

A:

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented herein. In particular, you should consider the factors described under “Risk Factors” beginning on page 19.

Q:	How do I vote?

A:	Acer Stockholders of record as of the Record Date may vote by proxy before the Acer Special Meeting in one of the following ways:

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Via the Internet: By using the Internet to vote your proxy 24 hours a day, 7 days a week, so that your electronic vote is received by 11:59 p.m., Eastern Time, on November 7, 2023. If you would like to vote electronically and are a stockholder of record, you may do so by using the control number which appears on your proxy card to log on and follow the instructions included with your proxy card. You are encouraged to vote electronically by Internet. If you vote by Internet, you do not need to return your proxy card.

•	By Mail: By completing, signing, dating and returning the enclosed proxy card by mail in the postage paid envelope provided so that it is received before the polls close at the Acer Special Meeting.

Q:	What is the difference between being a “record holder” and holding shares in “street name”?

A:

A record holder holds shares in his or her name. If your shares are held in a brokerage account in the name of a broker, bank or other nominee (this is called “street name”), then you are the beneficial owner of the shares and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Acer Special Meeting.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

Not unless you instruct them to do so. You have the right to direct your broker, bank or nominee on how to vote the shares in your account, and you may also be able to vote by telephone or via the Internet depending on the voting procedures used by your broker, bank or nominee. You may receive a separate voting instruction form with this proxy statement/prospectus, and you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the telephone or Internet. If you hold shares as a beneficial owner, please follow the voting instructions provided by your bank, broker or other nominee for any deadline to return your voting instruction form.

Brokers, banks, or other nominees who hold shares of Acer Common Stock in “street name” have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominees are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. None of the proposals, including the Merger Proposal, that will be voted on at the Acer Special Meeting, is “routine.” Therefore, brokers, banks and other nominees do not have discretionary authority to vote on any of the proposals.

A broker non-vote would occur if (i) the holder of a share of Acer Common Stock held by a broker, bank or other nominee is present, in person or represented by proxy, at the Acer Special Meeting, (ii) the beneficial owner of that share has not instructed his, her or its broker, bank or other nominee on how to vote on a particular proposal, and (iii) the broker, bank or other nominee does not have discretionary voting power on such proposal. Since brokers, banks and other nominees do not have discretionary voting authority with respect to any of the proposals that will be voted on at the Acer Special Meeting, if a beneficial owner of shares of Acer Common Stock held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be present in person or represented by proxy at the Acer Special Meeting. As a result, Acer does not expect there to be any broker non-votes at the Acer Special Meeting.

Q:	What if I do not vote or abstain?

A:

For purposes of the Acer Special Meeting, an abstention occurs when a stockholder who has not submitted a proxy attends the Acer Special Meeting in person and does not vote, or a stockholder returns a proxy with an “abstain” vote.

Because approval of the Merger Proposal requires the affirmative vote of holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date entitled to vote on the Merger Proposal, if you fail to vote or you mark your proxy “abstain” with regard to the Merger Proposal, that will have the same effect as a vote “AGAINST” the Merger Proposal. Failure to vote, or voting “abstain,” will have no effect on the outcome of the vote on the Adjournment Proposal or the non-binding, advisory Merger-related compensation proposal.

Q:	What will happen if I return my proxy without indicating how to vote?

A:

If you sign and return your proxy without indicating how to vote on any particular proposal, the Acer Common Stock represented by your proxy will be voted as recommended by the Acer Board with respect to that proposal. That means that a signed proxy that does not indicate how to vote will be voted “FOR” all three proposals.

Q:	What happens if I sell my shares of Acer Common Stock after the Record Date but before the Acer Special Meeting?

A:

The record date for the Acer Special Meeting is earlier than the date of the Acer Special Meeting and earlier than the date that the Merger is expected to be completed (the “Record Date”). If you sell or otherwise transfer your shares of Acer Common Stock after the Record Date but before the date of the Acer Special Meeting, you will retain your right to vote at the Acer Special Meeting. However, you will not have the right to receive the Merger Consideration to be received by Acer Stockholders in the Merger or exercise appraisal rights. In order to receive the Merger Consideration or exercise appraisal rights, you must hold your shares of Acer Common Stock through completion of the Merger.

Q:	What does it mean if I receive more than one proxy card or voting instruction card?

A:

Your receipt of more than one proxy card or voting instruction card may mean that you have multiple accounts with Acer’s transfer agent or with a brokerage firm, bank or other nominee. If voting by proxy by mail, you will need to sign and return all proxy cards or voting instruction cards to ensure that all of your shares of Acer Common Stock are voted. Each proxy card or voting instruction card represents a distinct number of shares of Acer Common Stock and it is the only means by which those particular shares of Acer Common Stock may be voted by proxy.

Q:	May I change my vote after I have submitted a proxy?

A:	Yes.

Registered Acer Stockholders may revoke their proxy and change their vote:

•	by submitting a duly executed proxy bearing a later date;

•	by granting a subsequent proxy through the Internet; or

•	by giving written notice of revocation to the secretary of Acer prior to or at the Acer Special Meeting.

The most recent proxy card or Internet proxy is the one that is counted. Virtual attendance at the Acer Special Meeting by itself will not revoke a proxy unless an Acer Stockholder gives written notice of revocation to the secretary of Acer before their proxy is voted.

Q:	Who will count the votes?

A:	Acer will designate a representative to serve as it’s inspector of election, and that representative will tabulate and certify the votes.

Q:	Do any of Acer’s directors or executive officers have interests in the Merger that are in addition to or may differ from those of Acer’s stockholders?

A:

Yes. In considering whether to approve the proposals at the Acer Special Meeting, Acer Stockholders should recognize that certain Acer directors and executive officers have interests in the Merger that differ from, or that are in addition to, your interests as Acer Stockholders. These interests include, among others, payment of accrued discretionary bonus awards for certain executive officers, entitlement to severance benefits under preexisting severance arrangements; and continued indemnification in favor of the current and former directors and officers of Acer, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance. These interests, among others, may influence the Acer directors and executive officers to support or approve the Merger Proposal. See “The Merger—Interests of Acer Directors and Officers in the Merger” beginning on page 107.

Q:	Will my rights as a stockholder of Acer change as a result of the Merger?

A:

Yes. Acer Stockholders will receive the Merger Consideration, including Zevra Common Stock and CVRs, if the Merger is completed. Acer Stockholders will have different rights as a holder of Zevra Common Stock following the Closing due to the differences between the governing documents of and governing law applicable to Zevra and Acer. See “Comparison of Rights of Holders of Zevra Common Stock and Acer Common Stock” beginning on page 219. See “Agreements Related to the Merger—The Contingent Value Rights Agreement” beginning on page 135 for a summary of the rights of holders of CVRs.

Q:	Where will my shares of Zevra Common Stock be traded?

A:

Shares of Zevra Common Stock currently trade on the Nasdaq Global Select Market under the symbol “ZVRA”. Zevra expects to have the shares of Zevra Common Stock to be issued in connection with Merger listed on the Nasdaq Global Select Market prior to the Effective Time.

Q:	What are the United States federal income tax consequences of the Merger to me?

A:

In general, the exchange of Acer Common Stock for the Merger Consideration in the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. For a more complete summary of the material U.S. federal income tax consequences of the Merger to holders of Acer Common Stock, see “Material U.S. Federal Income Tax Consequences” beginning on page 227.

Stockholders should consult with their tax advisors with regard to the tax consequences of the Merger to them in light of their own particular circumstances.

Q:	Are there any conditions to Closing that must be satisfied for the Merger to be completed?

A:

Yes. In addition to the approval of the stockholders of Acer described herein, there are a number of conditions that must be satisfied or waived for the Merger to be completed. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 130.

Q:	When is the Merger expected to close?

A:

Zevra and Acer are working to close the Merger as promptly as practicable and expect it to be completed in the fourth quarter of 2023. In addition to obtaining the approval of Acer Stockholders, the Merger is subject to certain other closing conditions, as discussed further in “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 130. The Closing will take place no later than the third business day following the date on which the last of the closing conditions of the Merger have been satisfied or waived.

Q:	Will fractional shares be issued?

A:

No. If the aggregate number of shares of Zevra Common Stock that you are otherwise entitled to receive as part of the Merger Consideration includes a fraction of a share of Zevra Common Stock, the resulting fraction of a share of Zevra Common Stock will be rounded up to the nearest whole share. See “The Merger Agreement—Treatment of Fractional Shares” beginning on page 118.

Q:	Will Zevra shareholders receive any shares or cash in the Merger?

A:

No. Zevra shareholders will continue to own the same number of shares of Zevra Common Stock that they owned before the Effective Time and will not receive any Merger Consideration, except to the extent they also own shares of Acer Common Stock.

Q:	What happens if the Merger is not completed?

A:

If the Merger Proposal is not approved by the holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date entitled to vote on the Merger Proposal, or if the Merger is not completed for any other reason, holders of Acer Common Stock would not receive any consideration from Zevra for their shares of Acer Common Stock. Instead, Acer would remain an independent public company, and Acer Common Stock would continue to be registered under the Exchange Act and listed and traded on the Nasdaq Capital Market so long as it remains eligible to do so. If the Merger Agreement is terminated under specified conditions, including with respect to Acer’s termination of the Merger Agreement in connection with a Superior Proposal, as defined in the section titled “The Merger Agreement—Unsolicited Proposals” beginning on page 124, Acer may be required to pay Zevra a termination fee of $3.0 million (the “Termination Fee”). Following payment of the Termination Fee, Acer would not have any further liability to Zevra in respect of the Merger Agreement (other than liability for any willful breach or fraud). See “The Merger Agreement—Fees and Expenses; Termination Fee” beginning on page 132.

Q:	Am I entitled to exercise appraisal rights instead of receiving the per share Merger Consideration for my shares of Acer Common Stock?

A:	Yes. See “The Merger—Appraisal Rights” beginning on page 112.

Q:	When and where is the Acer Special Meeting?

A:

The Acer Special Meeting will be held on November 8, 2023, at 11:00 a.m., Eastern Time. The Acer Special Meeting will be a virtual meeting conducted via live audio webcast to provide a safe and convenient experience for our stockholders. You will be able to attend the Acer Special Meeting via the Internet at https://www.cstproxy.com/acertx/sm2023.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card as promptly as possible so that your shares of Acer Common Stock will be represented and voted at the Acer Special Meeting. Please refer to your voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the Acer Special Meeting if you later decide to attend the meeting in person. Your vote as an Acer Stockholder is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Acer Special Meeting in person.

However, if your shares of Acer Common Stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at the Acer Special Meeting.

Q:	Will a proxy solicitor be used?

A:

Yes. Acer has engaged Advantage Proxy, Inc. (“Advantage Proxy”) to assist in the solicitation of proxies for the Acer Special Meeting and Acer estimates that it will pay Advantage Proxy a fee of approximately $7,500. Acer has also agreed to reimburse Advantage Proxy for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Advantage Proxy against certain losses, claims, damages, liabilities and expenses. In addition to mailing proxy solicitation material, Acer’s directors, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Acer’s directors, officers or employees for such services.

Q:	Who should I contact if I have other questions about the Merger Agreement or the Merger?

A:

If you have more questions about the Merger Agreement or the Merger, you should contact Advantage Proxy, toll-free at 1-(877) 870-8565. If your broker holds your shares, you should also call your broker for additional information.

PROXY STATEMENT/PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this proxy statement/prospectus and is, therefore, qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement/prospectus. It may not contain all the information that is important to you. Zevra and Acer urge you to read carefully this entire proxy statement/prospectus and the other documents to which it refers to understand fully the terms of the Merger. You should pay special attention to “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Information About Zevra and Merger Sub

Zevra Therapeutics, Inc. is a rare disease company melding science, data and patient need to create transformational therapies for diseases with limited or no treatment options. Zevra has a diverse portfolio of products and product candidates, which includes a combination of both a clinical stage pipeline and commercial stage assets. Zevra’s pipeline includes arimoclomol, an orally-delivered, first-in-class investigational product candidate being developed for Niemann-Pick disease type C (“NPC”), which has been granted orphan drug designation, Fast-track designation, Breakthrough Therapy designation and rare pediatric disease designation for the treatment of NPC by the U.S. Food and Drug Administration (“FDA”) and orphan medical product designation for the treatment of NPC by the European Medicines Agency. KP1077 is Zevra’s lead clinical development product candidate which is being developed as a treatment for idiopathic hypersomnia (“IH”), a rare neurological sleep disorder, and narcolepsy. KP1077 is comprised solely of serdexmethylphenidate, Zevra’s proprietary prodrug of d-methylphenidate. The FDA has granted KP1077 orphan drug designation for the treatment of IH.

Zevra was incorporated under the laws of the State of Iowa in October 2006 and was reincorporated under the laws of the State of Delaware in May 2014. Zevra changed its name from KemPharm, Inc. to Zevra Therapeutics, Inc. effective as of February 21, 2023. Zevra’s principal executive offices are located at 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747, and the telephone number is (321) 939-3416. The corporate website address is www.zevra.com. Zevra’s website and the information contained on, or that can be accessed through the website, is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. You should not rely on any such information in making your decision whether to vote for the Merger.

Aspen Z Merger Sub, Inc. (“Merger Sub”) is a Delaware corporation formed on August 24, 2023. Merger Sub is a wholly-owned subsidiary of Zevra formed for purposes of the Merger.

Information About Acer

Acer Therapeutics Inc., a Delaware corporation, is a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. Acer identifies and develops treatments where science can be applied in new ways for use in diseases with high unmet need.

In the U.S., OLPRUVA™ (sodium phenylbutyrate) for oral suspension is approved for the treatment of urea cycle disorders (“UCDs”) involving deficiencies of carbamylphosphate synthetase (“CPS”), ornithine transcarbamylase (“OTC”), or argininosuccinic acid synthetase (“AS”). Acer also has a pipeline of investigational product candidates, including EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome (“vEDS”) in patients with a confirmed type III collagen (COL3A1) mutation, and ACER-801 (osanetant) for the treatment of vasomotor symptoms (“VMS”), post-traumatic stress disorder (“PTSD”), and prostate cancer, although the ACER-801 program is currently on pause while Acer conducts a thorough review of the full data set of results from its Phase 2a proof of concept clinical trial (where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women). Acer also intends to explore additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in various disorders where proof of concept data exists, subject to additional capital.

Acer’s principal executive offices are located at One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458, and the telephone number is (844) 902-6100. The corporate website address is www.acertx.com. Acer’s website and the information contained on, or that can be accessed through the website, is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. You should not rely on any such information in making your decision whether to vote for the Merger.

The Merger

Acer Board Recommendation and its Reasons for the Merger

The Acer Board unanimously recommends that the Acer Stockholders vote “FOR” the Merger Proposal, “FOR” the Adjournment Proposal, and “FOR” the non-binding, advisory Merger-related compensation proposal.

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to make the foregoing recommendations, the Acer Board considered a number of factors. For a more complete discussion of these factors, see “The Merger—Acer Reasons for the Merger” beginning on page 90.

Opinion of Acer’s Financial Advisor

William Blair & Company, LLC (“William Blair”) was retained to act as exclusive financial advisor to Acer in connection with a possible business combination. Pursuant to its engagement, the Acer Board requested that William Blair render an opinion to the Acer Board as to the fairness, from a financial point of view, to the holders of the outstanding shares of Acer Common Stock (other than such holders who properly exercise appraisal rights with respect to their common stock) (collectively, the “Acer Stockholders”), of the Merger Consideration to be paid to the Acer Stockholders pursuant to the terms and subject to the conditions set forth in the Merger Agreement. On August 28, 2023, William Blair delivered its oral opinion to the Acer Board (subsequently confirmed in its written opinion dated August 28, 2023) that, based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as of the date of such opinion, the Merger Consideration was fair, from a financial point of view, to the Acer Stockholders. The full text of William Blair’s written opinion, dated as of August 28, 2023, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by William Blair in rendering its opinion, is attached hereto as Appendix C and is incorporated herein by reference. William Blair provided its opinion, which was addressed to the Acer Board, for the information, assistance and use of the Acer Board in connection with its consideration of the Merger Agreement. William Blair’s opinion is not a recommendation to any Acer Stockholder as to how such Acer Stockholder should vote with respect to the Merger or any other matter.

For a further discussion of William Blair’s opinion, see “The Merger—Opinion of Acer’s Financial Advisor” beginning on page 94, which provides a summary of William Blair’s opinion and the methodology that William Blair used to render its opinion that is qualified in its entirety by reference to the full text of the opinion attached hereto as Appendix C.

Interests of Acer Directors and Executive Officers in the Merger

In considering the recommendation of the Acer Board with respect to the Merger Proposal, Acer Stockholders should be aware that members of the Acer Board and Acer’s executive officers have various interests in the Merger that may be in addition to, or different from, the interests of Acer Stockholders generally. The members of the Acer Board were aware of these interests and considered them at the time they approved the Merger Agreement and in making their recommendation that Acer Stockholders adopt the Merger Agreement. These interests include, but are not limited to:

•	payment of accrued discretionary bonus awards for certain executive officers;

•	entitlement to severance benefits under preexisting severance arrangements; and

•	continued indemnification in favor of the current and former directors and officers of Acer, as well as certain obligations related to maintenance of directors’ and officers’ liability insurance.

For additional information on the interests of members of the Acer Board and Acer’s executive officers in the Merger, see “The Merger—Interests of Acer Directors and Executive Officers in the Merger” beginning on page 107.

Regulatory Approvals

Zevra and Acer have each agreed to use their reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement.

Neither Zevra nor Acer is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

De-Listing and Deregistration of Acer Common Stock After the Merger

Pursuant to the Merger Agreement, when the Merger is completed, the Acer Common Stock currently listed on the Nasdaq Capital Market will be delisted from the Nasdaq Capital Market and will be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

Appraisal Rights

Acer Stockholders and beneficial owners will have the right to demand appraisal of their shares of Acer Common Stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of Section 262 (“Section 262”) of the General Corporation Law of the State of Delaware (the “DGCL”) related to appraisal rights is attached as Appendix D to this proxy statement/prospectus, and a summary of these provisions can be found under “The Merger—Appraisal Rights” beginning on page 112. Due to the complexity of the procedures for exercising the right to seek appraisal, Acer Stockholders and beneficial owners who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with Section 262 may result in the loss of the right of appraisal.

Anticipated Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States, Zevra anticipates that it will account for the Merger using the acquisition method of accounting for business combinations. Under this method of accounting, Zevra will record the acquisition based on the fair value of the consideration given, which is the market value (based on the closing price of Zevra Common Stock on the Closing Date) of Zevra Common Stock issued in connection with the Merger plus the fair value of CVRs to be issued as contingent consideration. Zevra will allocate the purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the Merger. Any excess of the purchase price over those fair values will be recorded as goodwill. Management of Zevra has made a preliminary estimate of the purchase price calculated as described in Note 3 to the unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Acer that exist as of the date of completion of the Merger. Therefore, the actual purchase price allocation may differ materially from the amounts reflected in the unaudited pro forma condensed combined financial statements.

The Merger Agreement

On August 30, 2023, Zevra, Merger Sub and Acer entered into the Merger Agreement attached as Appendix A to this proxy statement/prospectus. The Acer Board and the Zevra board of directors (the “Zevra Board”) have both unanimously approved the Merger pursuant to the terms of the Merger Agreement. You are encouraged to read the entire Merger Agreement carefully because it is the principal legal document governing the Merger.

Structure of the Merger (page 117)

Merger Sub will be merged with and into Acer, the separate corporate existence of Merger Sub will cease and Acer will continue as the surviving corporation of the Merger and a wholly-owned subsidiary of Zevra.

Merger Consideration (page 117)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Acer Common Stock that is outstanding immediately prior to the Effective Time (excluding cancelled shares owned by Zevra, Merger Sub or Acer, or by their respective direct or indirect wholly-owned subsidiaries, which shares will automatically be cancelled and extinguished without consideration being paid therefor, and any shares held by holders who have exercised their appraisal rights) will be automatically converted into the right to receive:

•	0.1210 validly issued, fully paid and non-assessable shares of Zevra Common Stock; and

•

one non-transferable CVR, which will represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of the CVR Agreement.

Treatment of Options and Warrants (page 118)

Upon the terms and subject to the conditions set forth in the Merger Agreement, outstanding Acer equity awards will be treated as follows:

Options. No later than ten business days prior to the Closing Date, Acer will provide each optionholder with written notice stating that (i) each Acer stock option has become fully vested and immediately exercisable, and (ii) each optionholder will have the opportunity to exercise his or her options no later than one business day prior to the Closing Date, and receive the Merger Consideration at the Effective Time. Thereafter and effective as of immediately prior to the Effective Time, all of the outstanding and unexercised Acer stock options will be automatically canceled and cease to exist without any cash or other consideration being paid or provided in respect thereof.

Warrants. Acer is required pursuant to the Merger Agreement to use its best efforts to cause the warrants held by SWK Funding LLC (“SWK”), the agent with respect to one of Acer’s credit facilities, to acquire an aggregate of up to 1.0 million shares of Acer Common Stock (collectively, the “SWK Warrants”), to be canceled, terminated and extinguished without consideration at the Effective Time, such that SWK will have no rights with respect thereto from and after the Effective Time. The SWK Warrants have exercise prices ranging from $1.00 to $2.46 per share, with a weighted average exercise price of $1.62 per share. Although presently unknown, the cancellation or other resolution of the SWK Warrants under the Merger Agreement could require that Acer agree that certain payments be made to SWK from amounts otherwise available for payout to the Acer Stockholders pursuant to the CVR Agreement. However, the amount of any such payments to SWK, if applicable, is expected to be immaterial to the Acer Stockholders because, among other things, (i) the SWK Warrants have relatively low intrinsic values due to their high exercise prices as compared with the closing price per share of Acer Common Stock on the Nasdaq Capital Market, which was $0.75 on October 5, 2023, and (ii) even if exercised in full, the number of shares of Acer Common Stock represented by the SWK Warrants would constitute less than 4% of the total number of shares represented by the outstanding shares of Acer Common Stock held by the Acer Stockholders as of the date of the Merger Agreement (plus the shares underlying the SWK Warrants).

Unless exercised in advance of the Merger, the warrants to purchase up to 2,920,306 shares of Acer Common Stock at an exercise price of $0.791 per share that were issued in Acer’s March 21, 2023 financing (the “March 2023 Common Warrants”) will remain outstanding and exercisable in accordance with their terms following the Effective Time, although the holders of the March 2023 Common Warrants will also have the opportunity to require Zevra to purchase the March 2023 Common Warrants based upon a value determined using a Black-Scholes option pricing model as set forth in the March 2023 Common Warrants.

Conditions to Completion of the Merger (page 130)

The obligations of each of the parties to consummate the Merger are subject to the satisfaction (or waiver by each of Zevra and Acer if permissible under applicable law) prior to the Effective Time, of certain conditions, including:

•	obtaining the required stockholder approval;

•	the waiting period, if any, applicable to the consummation of the Merger under the HSR Act, will have expired or been terminated;

•	the absence of any law or order of any governmental authority of competent jurisdiction that enjoins, prohibits or makes illegal the consummation of the Merger;

•	the continued accuracy of the parties’ representations and warranties contained in the Merger Agreement subject to certain specified materiality standards;

•	compliance with covenants contained in the Merger Agreement in all material respects;

•

the absence of any material adverse effect with respect to Acer as further described in “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 121 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 130.

Acer cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed on the terms and conditions as provided in the Merger Agreement or at all.

Unsolicited Proposals (page 124)

Acer has agreed, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, that it will not, and will cause its subsidiaries not to, and will direct and use its reasonable best efforts to cause its representatives and its subsidiaries’ representatives not to, solicit, participate in negotiations with respect to or approve or recommend any third-party Acquisition Proposal (as defined in “The Merger Agreement—Unsolicited Proposals” beginning on page 124).

From and after the execution of the Merger Agreement, Acer will, and will cause its subsidiaries to, and will direct Acer’s and its subsidiaries’ representatives to (i) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by Acer, its subsidiaries or their respective representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) terminate access by any third party to any physical or electronic data room or other access to data or information of Acer, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date of the Merger Agreement, request that all non-public information previously provided by or on behalf of Acer or and of its subsidiaries to any such third party be returned or destroyed in accordance with the applicable confidentiality agreement.

Notwithstanding anything to the contrary in the Merger Agreement, if at any time on or after the date of the Merger Agreement prior to the time that the required Acer Stockholder approval is obtained, (i) Acer receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provisions set forth in the Merger Agreement and (iii) the Acer Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then Acer will provide Zevra with written notice of such determination once made by the Acer Board (and in any event within 24 hours after making such determination), and Acer may (a) furnish information and data with respect to Acer and its subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of Acer and its subsidiaries pursuant to an Acceptable Confidentiality Agreement entered into pursuant to the terms of the Merger Agreement and (b) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, that, to the extent not already provided to Zevra, Acer agrees to concurrently provide Zevra any non-public information concerning Acer or its subsidiaries provided to such third party.

Termination of the Merger Agreement (page 131)

The Merger Agreement may be terminated at any time prior to the Effective Time under the following circumstances:

•	by mutual written consent of Zevra and Acer;

•	by either Zevra or Acer if the Merger has not been consummated on or before February 29, 2024, (or under certain circumstances May 29, 2024);

•

by either Zevra or Acer if there exists any judgment, order, injunction, rule or decree, law or order of any governmental authority that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger;

•	by either Zevra or Acer if the required stockholder approval is not obtained upon a vote taken at a duly convened Acer Stockholders meeting or at any adjournment or postponement thereof;

•

by Acer if either Zevra and/or Merger Sub breaches or otherwise fails to perform any of their respective representations or covenants that would cause the failure of any of the related closing conditions to be satisfied;

•	by Acer in order to accept a Superior Proposal, if Acer has substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, otherwise complied in all material respects with the provisions of the Merger Agreement related to Superior Proposals and paid the Termination Fee;

•	by Zevra if Acer breaches or otherwise violates any of its representations or covenants that would cause the failure of any of the related closing conditions to be satisfied; and

•

by Zevra if the Acer Board makes an adverse recommendation change or violates or breaches in any material respect its non-solicitation obligations or its obligations regarding the Acer Board’s recommendation for Acer Stockholders to adopt the Merger Agreement.

Fees and Expenses; Termination Fee (page 132)

Generally, all fees and expenses incurred in connection with the Merger Agreement, the CVR Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated. See “The Merger Agreement—Fees and Expenses; Termination Fee” beginning on page 132.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Acer may be required to pay Zevra the Termination Fee. See “The Merger Agreement—Fees and Expenses; Termination Fee” beginning on page 132.

The Contingent Value Rights Agreement

At or prior to the Effective Time, Zevra and a rights agent designated by Acer will enter into the CVR Agreement. Pursuant to the CVR Agreement and as provided in the Merger Agreement, each share of Acer Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding shares owned by Zevra, Merger Sub, Acer or any wholly-owned subsidiary of Acer, which shares will automatically be cancelled and extinguished without consideration being delivered in exchange therefor, and any shares where the holder properly demands their statutory appraisal rights) will be automatically converted into the right to receive, in addition to the Stock Consideration, one CVR.

Each CVR represents the non-transferable contractual right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of the CVR Agreement. Each CVR represents the right to receive Net Milestone Payment amounts, if any, in accordance with the CVR Agreement. The “Net Milestone Payment” for each CVR means, with respect to each milestone, (a) (i) the milestone payment less (ii) any applicable Derivative Payment, divided by (b) the total number of CVRs. The “Derivative Payment” means, with respective to each milestone payment, the amount payable, if any, to SWK as a former holder of the SWK Warrants prior to the Effective Time, to the extent expressly provided in an appendix to the CVR Agreement. The amounts of any such Derivative Payments and the milestone(s) to which they apply have not been determined as of this time. See “Agreements Related to the Merger—The Contingent Value Rights Agreement” beginning on page 135.

The Acer Special Meeting

At the Acer Special Meeting, Acer Stockholders will be asked to consider and vote on:

•	the Merger Proposal;

•	the Adjournment Proposal; and

•	the non-binding, advisory Merger-related compensation proposal.

Approval of the Merger Proposal is required for completion of the Merger.

The affirmative vote of holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date entitled to vote on the Merger Proposal is required to approve the Merger Proposal.

The affirmative vote of a majority of the shares of stock entitled to vote, present in person or represented by proxy at the Acer Special Meeting is required to approve the Adjournment Proposal and the non-binding, advisory Merger-related compensation proposal.

The Acer Board unanimously recommends that Acer Stockholders vote “FOR” each of the proposals set forth above, as more fully described in “The Acer Special Meeting” beginning on page 14.

Voting by Acer Directors and Executive Officers (page 147)

On the Record Date, directors of the Acer Board and Acer’s executive officers and their affiliates owned and were entitled to vote shares of Acer Common Stock, or approximately 14.0% of the total voting power of the shares of Acer Common Stock outstanding on that date. Each of Acer’s directors and executive officers have entered into a voting and support agreement in connection with the Merger pursuant to which they have agreed, among other things, to vote all of the shares of Acer Common Stock beneficially owned by them in favor of the Merger Proposal and the Adjournment Proposal. See “Agreements Related to the Merger – The Voting and Support Agreement” on page 139.

Risk Factors (page 19)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented herein. In particular, you should consider the factors described under “Risk Factors” beginning on page 19. Additionally, with respect to Acer:

•

Although Acer currently believes that Acer’s existing cash and cash equivalents as of the date of the Merger Agreement, together with proceeds from the Bridge Loan (as defined below), will be sufficient to fund Acer’s anticipated operating and capital requirements through the closing or termination of the Merger, there is no assurance that such amounts will be sufficient if it takes substantially longer to complete the Merger than the parties anticipated. In addition, if the Merger is terminated, Acer will require additional financing to pay off at least $54.5 million of debt, commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with urea cycle disorders (“UCDs”) involving deficiencies of carbamylphosphate synthetase (“CPS”), ornithine transcarbamylase (“OTC”), or argininosuccinic acid synthetase (“AS”), as well as to complete development and seek to obtain marketing approval of Acer’s other product candidates and, if approved, to commercialize Acer’s other product candidates. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Acer to delay, limit, reduce or terminate Acer’s product development, other operations or commercialization efforts, or to suspend or restructure Acer’s business.

•

Substantial doubt exists as to Acer’s ability to continue as a going concern if the Merger does not occur. Unless the Merger occurs or Acer is able to raise additional capital during the third quarter of 2023 to continue to finance Acer’s operations, Acer’s long-term business plan may not be accomplished, and Acer may be forced to cease, restructure, reduce, or delay operations. Acer’s efforts to raise additional funds could be affected by negative conditions in the capital markets, which in recent months have been especially challenging, and there are numerous companies in the pharmaceutical and biotech sectors seeking additional capital from many of the same sources, which may also limit the amount of capital, if any, available to Acer. The recent turmoil in the banking sector initiated by the failure of Silicon Valley Bank (“SVB”) has added to the volatility in that sector. While Acer has no direct relationship or business with SVB or other banks that have failed thus far in 2023, this situation has added to the difficulties in raising capital on a timely basis and on favorable terms.

•

The requirements (i) that Acer repay in cash the outstanding principal balance and accrued interest on Acer’s senior secured term loan facility (the “SWK Loans”), in the principal amount of $13.9 million plus interest and fees (including a repayment premium of up to 50% of such principal amount) with the lenders party thereto and SWK Funding LLC (“SWK”) as the agent, (ii) that the principal amount of the SWK Loans amortize at a monthly rate of $0.6 million (subject to the ability of Acer to forego the payment in May 2023, and at the discretion of SWK (which was exercised) the payment in June 2023), (iii) that Acer maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (a) the outstanding principal amount of the SWK Loans or (b) $3.0 million (subject to a temporary reduction in such $3.0 million amount (to $1.75 million) through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans, the purchaser Nantahala Capital Management, LLC (“Nantahala”), provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million, (iv) with respect to the secured convertible notes issued to MAM Aardvark, LLC and Marathon Healthcare Finance Fund, L.P. (“Marathon”) in an aggregate principal amount of $6.0 million (the “Marathon Convertible Notes”), that Acer repurchase the Marathon Convertible Notes for $12.0 million plus accrued interest plus $1.5 million (or a prorated amount) for each 90-day period (or portion) after April 15, 2023, and (v) that Acer abide by certain additional operating and financial covenants and restrictions on Acer’s operating and financial flexibility under the SWK Loans and the Marathon Convertible Notes, all of which could materially adversely affect Acer’s business plans, liquidity, financial condition, results of operations and viability, and prevent Acer from taking actions that Acer would otherwise consider to be in Acer’s best interests.

•

Although Acer has obtained approval of the United States Food and Drug Administration the (“FDA”), for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and even if required regulatory approvals are obtained for OLPRUVA™ in other territories or for one or more of Acer’s other product candidates in the U.S. or other territories, commercial success of OLPRUVA™ and such other product candidates will depend on a variety of factors. These factors include, but are not limited to, market awareness and acceptance of OLPRUVA™ and, if applicable, Acer’s other product candidates, the availability of adequate capital and personnel for commercialization efforts, and the performance of third parties such as manufacturers.

•

If Acer decides not to pursue further development of ACER-801 (osanetant) for the treatment of vasomotor symptoms following Acer’s pause of that program to conduct a thorough review of the full data set from Acer’s Phase 2a proof of concept clinical trial (where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women), Acer will have significantly reduced Acer’s portfolio of development programs as well as a possible revenue source.

•

The marketing approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if Acer is ultimately unable to obtain marketing approval for Acer’s product candidates in addition to OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer’s business will be substantially harmed.

•

If Acer is unable to maintain effective disclosure controls and internal control over financial reporting, investors could lose confidence in the accuracy and completeness of Acer’s financial reports and the market price of Acer’s common stock may be materially and adversely affected.

•

If the Merger doesn’t occur, funding from Acer’s at-the-market (“ATM”) facility with JonesTrading Institutional Services LLC (“Jones Trading”) may be limited or may be insufficient to fund Acer’s operations or implement Acer’s strategy.

•	Acer currently has just begun to receive commercial product sales revenue following the recent launch of OLPRUVA™ but may never be profitable.

•

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, particularly for product candidates for rare diseases. Acer’s ability to successfully design and complete clinical trials is uncertain.

•

Acer’s product candidates may cause undesirable adverse effects or have other properties that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if obtained.

•	Acer faces substantial competition, which may result in others discovering, developing or commercializing products for Acer’s targeted indications before, or more successfully, than Acer does.

•

Acer relies on third-party suppliers and other third parties for manufacture of Acer’s product candidates and Acer’s dependence on these third parties may impair or delay the advancement of Acer’s research and development programs and the development of Acer’s product candidates.

•

Acer plans to rely on third parties to conduct clinical trials for Acer’s product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, it may cause delays in commencing and completing clinical trials of Acer’s product candidates or Acer may be unable to obtain marketing approval for or commercialize Acer’s product candidates.

•	Acer’s proprietary rights may not adequately protect Acer’s technologies and product candidates.

•

Acer is a party to license or similar agreements under which Acer licenses intellectual property, data, and/or receive commercialization rights. If Acer fails to comply with obligations in such agreements or otherwise experience disruptions to Acer’s business relationships with Acer’s licensors, Acer could lose license rights that are important to Acer’s business; any termination of such agreements would adversely affect Acer’s business.

•

On May 3, 2023, Acer received a letter from Nasdaq indicating that for the last 30 consecutive business days Acer’s minimum market value of listed securities (“MVLS”) was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market. Acer has 180 calendar days, or until October 30, 2023, to regain compliance with respect to Acer’s minimum MVLS. In addition, on June 5, 2023, Acer received another letter from the listing qualifications department staff of Nasdaq indicating that Acer is in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Acer has 180 calendar days, or until December 4, 2023, to regain compliance with respect to the minimum bid price requirement (i.e., the closing bid price of Acer’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the compliance period ending December 4, 2023). If Acer is not able to regain or maintain compliance with the continued listing requirements of the Nasdaq Capital Market, Acer’s common stock could be delisted, which could affect Acer’s common stock’s market price and liquidity and reduce Acer’s ability to raise capital.

•

Future sales of Acer’s common stock or the issuance of additional debt, convertible debt or other equity securities, with debt and convertible debt securities being senior to Acer’s common stock and with other equity securities potentially being senior to Acer’s common stock with respect to any future distributions, could cause dilution or otherwise adversely affect the priority and thus the value or price of Acer’s stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth the closing price per share of Zevra Common Stock and per share of Acer Common Stock as reported on the Nasdaq Global Select Market and the Nasdaq Capital Market, respectively, on August 30, 2023, the last trading day prior to public announcement of the Merger, and on October 5, 2023, the most recent practicable trading day prior to the date of this proxy statement/prospectus for which this information was available. The table also shows the implied value of the Stock Consideration for each share of Acer Common Stock as of the same dates. This implied value was calculated by multiplying the closing price of a share of Zevra Common Stock on the relevant date by the exchange ratio.

	Zevra Common Stock	Acer Common Stock	Implied per share value of Stock Consideration
August 30, 2023	$5.30	$0.61	$0.64
October 5, 2023	$4.59	$0.75	$0.56

The market prices of shares of Zevra Common Stock and Acer Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Acer Special Meeting and the date the Merger is completed. No assurance can be given concerning the market prices of shares of Zevra Common Stock and shares of Acer Common Stock before completion of the Merger or shares of Zevra Common Stock after completion of the Merger. Because the exchange ratio will not be adjusted for changes in the market price of either Zevra Common Stock or Acer Common Stock, the market value of the shares of Zevra Common Stock that holders of Acer Common Stock will have the right to receive on the Effective Date may vary significantly from the market value of the shares of Zevra Common Stock that holders of Acer Common Stock would receive if the Merger were completed on the date of this proxy statement/prospectus. As a result, you should obtain recent market prices of Zevra Common Stock and Acer Common Stock prior to voting your shares. See “Risk Factors—Risks Related to the Merger” beginning on page 19.

Dividends

Acer has never declared or paid any cash dividends on shares of Acer Common Stock. Under the terms of the Merger Agreement, during the period before completion of the Merger, Acer is not permitted to declare, set aside, make or pay any dividend or other distribution, other than dividends or distributions by wholly-owned subsidiaries of Acer to Acer or another wholly-owned subsidiary of Acer.

Zevra has never declared or paid any cash dividends on shares of Zevra Common Stock. Zevra anticipates that it will retain all of its future earnings, if any, for use in the operation and expansion of Zevra’s business and does not anticipate paying cash dividends in the foreseeable future.

After completion of the Merger, any former Acer Stockholder who holds shares of Zevra Common Stock into which shares of Acer Common Stock have been converted in connection with the Merger will receive whatever dividends are declared and paid on Zevra Common Stock. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Zevra Board and will depend upon a number of factors, including Zevra’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Zevra Board deems relevant. There can be no assurance that any future dividends will be declared or paid by Zevra or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information included in, or incorporated by reference into, this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 80 and Zevra’s Annual Report on Form 10-K for the year ended December 31, 2022, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, each of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors when evaluating whether to vote your shares to adopt the Merger Agreement and thereby to approve the transactions contemplated by the Merger Agreement, including the Merger. This summary of risks is not exhaustive. New risks may emerge from time to time and it is not possible to predict all risk factors, nor can Zevra and Acer assess the impact of all factors on the Merger and the combined company following the Merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. Please also see “Where You Can Find More Information” beginning on page 233.

Risks Related to the Merger

The number of shares of Zevra Common Stock that Acer Stockholders will receive as Merger Consideration is based on a fixed exchange ratio and will not be adjusted in the event of any change in the price of either Zevra Common Stock or Acer Common Stock. Because the market price of Zevra Common Stock will fluctuate, Acer Stockholders cannot be certain of the value of the Merger Consideration that they will receive in the Merger.

At the Effective Time, each share of Acer Common Stock (other than shares held by Zevra, Acer or their respective direct or indirect wholly owned subsidiaries) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive (i) 0.1210 validly issued, fully paid and non-assessable shares of Zevra Common Stock, plus the right to receive cash in lieu of any fractional shares of Zevra Common Stock, and (ii) one CVR, which will represent the right to receive one or more contingent payments upon the achievement of certain milestones, if and to the extent achieved. See “The Merger Agreement—Merger Consideration” beginning on page 117. The exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Zevra Common Stock or Acer Common Stock. Changes in the market price of Zevra Common Stock prior to the Effective Time will affect the market value of the stock portion of the Merger Consideration that Acer Stockholders will receive upon the Closing. Stock price changes may result from a variety of factors (many of which are beyond the control of Zevra and Acer), including the following:

•	market reaction to the announcement of the Merger and Zevra’s prospects following the Effective Time;

•	changes in the respective businesses, operations, assets, liabilities, financial positions and prospects of Zevra and Acer or in market assessments thereof;

•	changes in the operating performance of Zevra, Acer or similar companies;

•	changes in market valuations of similar companies;

•	market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market and economic conditions;

•	federal, state and local legislation, governmental regulation and legal developments relevant to the businesses that Zevra and Acer operate;

•	dissident stockholder activity, including any litigation challenging the Merger;

•	changes that affect Zevra’s and Acer’s industry, the U.S. or global economy, or capital, financial or securities markets generally; and

•	other factors beyond the control of either Zevra or Acer, including those described or referred to elsewhere in this “Risk Factors” section.

The market price of Zevra Common Stock at the Closing may vary from its price on the date the Merger Agreement was executed, on the date of this proxy statement/prospectus and on the date of the Acer Special Meeting. As a result, the market value of the Merger Consideration represented by the exchange ratio will fluctuate until the Closing. Because the Merger will be completed after the date of the Acer Special Meeting, at the time of the Acer Special Meeting, you will not know the exact market value of the shares of Zevra Common Stock that Acer Stockholders will receive upon completion of the Merger. You should consider that if the market price of Zevra Common Stock declines between the date the Merger Agreement was signed or the date of the Acer Special Meeting and the Closing, including for any of the reasons described above, Acer Stockholders will receive shares of Zevra Common Stock that have a market value upon completion of the Merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the Merger Agreement was signed or on the date of the Acer Special Meeting, respectively.

The consummation of the Merger is subject to a number of conditions, many of which are largely outside of the parties’ control, and, if these conditions are not satisfied or waived on a timely basis, the Merger Agreement may be terminated and the Merger may not be completed.

The Merger is subject to certain customary closing conditions, including: (i) obtaining the required stockholder approval; (ii) the waiting period, if any, applicable to the consummation of the Merger under the HSR Act, will have expired or been terminated; and (iii) the absence of any law or order of any governmental authority of competent jurisdiction that enjoins, prohibits or makes illegal the consummation of the Merger. In addition, each of Zevra’s and Acer’s obligations to complete the Merger is subject to certain other conditions, such as (a) the accuracy of the representations and warranties of the other party, subject to the standards set forth in the Merger Agreement; (b) compliance by the other party with its covenants in all material respects; and (c) the absence of a material adverse effect on Acer. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 130. The failure to satisfy all of the required conditions could delay the completion of the Merger by a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause the parties to not realize some or all of the benefits that are expected to be achieved if the Merger is successfully completed within the expected timeframe. There can be no assurance that the conditions to closing of the Merger will be satisfied or waived or that the Merger will be completed.

Failure to complete the Merger would adversely affect the stock price and future business and financial results of Acer.

There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. If the Merger is not completed, the ongoing business of Acer would be adversely affected and Acer will be subject to a variety of risks and possible consequences associated with the failure to complete the Merger, including the following:

•	upon termination of the Merger Agreement under specified circumstances, Acer may be required to pay Zevra the Termination Fee of $3.0 million;

•	Acer will incur certain significant transaction costs, including legal, accounting, financial advisor, filing, printing and mailing fees, regardless of whether the Merger closes;

•

under the Merger Agreement, Acer is subject to certain restrictions on the conduct of its business prior to the Closing, which may adversely affect its ability to execute certain of its business strategies;

•

Acer may lose key employees during the period in which Acer and Zevra are pursuing the Merger, which may adversely affect Acer in the future if it is not able to hire and retain qualified personnel to replace departing employees; and

•

the proposed Merger, whether or not it closes, will divert the attention of certain management and other key employees of Acer from ongoing business activities, including the pursuit of other opportunities that could be beneficial to Acer as an independent company.

If the Merger is not completed, these risks could materially affect the business and financial results of Acer and its stock price, including to the extent that the current market price of Acer Common Stock is positively affected by a market assumption that the Merger will be completed.

Acer may need additional capital to meet its current obligations and continue to operate its business if the Merger is not completed in a timely fashion.

As noted in its most recent Form 10-Q for the quarter ended June 30, 2023, Acer required additional financing to commercialize OLPRUVA™, as well as to complete development and seek to obtain marketing approval of its other product candidates and, if approved, to commercialize its other product candidates. In connection with the signing of the Merger Agreement, on August 30, 2023 Zevra extended a bridge loan (the “Bridge Loan”) to Acer pursuant to that certain Bridge Loan Agreement, (the “Bridge Loan Agreement”), and accompanying Security Agreement and Subordination Agreement (collectively, the “Bridge Loan Facility”), pursuant to which Zevra agreed to lend, in tranches, up to $6.5 million to Acer for payment of certain working capital requirements of Acer, subject to Zevra’s approval, as well as up to $10.0 million, immediately, for the purpose of paying the consideration required by the Termination Agreement (the “Termination Agreement”) terminating that certain Collaboration and License Agreement, dated March 19, 2021, by and between Acer and Relief Therapeutics Holding AG (“Relief”). The loans made pursuant to the Bridge Loan Agreement are secured by Acer’s collateral as set forth in the Security Agreement. However, if the Merger is not completed in a timely fashion, Acer would require further financing for working capital to continue its operations. In that instance Zevra is not required to extend such further capital, and may not elect to do so or be in a position to do so. In the event that the financing contemplated by the Bridge Loan Agreement is insufficient to fund Acer’s operations prior to the Closing, Zevra may not provide additional financing and other financing may not be available on acceptable terms, in a timely manner or at all. If such additional financing becomes necessary and Acer is unable to secure such additional financing, it may have to modify its current business plans and discontinue or delay certain activities that would otherwise be in its best interest to pursue. If Acer was required to modify or curtail its business operations, it may have a materially adverse effect on the stand-alone business of Acer prior to and following the Merger (if the Merger is not consummated), as well as to the value of the combined company, even if the Merger is completed.

In addition, if the Merger is terminated or if there is a default thereunder, Acer is required to pay back the principal amount of the Bridge Loan (including payment-in-kind interest and all accrued and unpaid interest thereon). Additionally, pursuant to agreements negotiated between Zevra and Nantahala Capital Management, LLC, Zevra has become the successor party to the lenders under that certain Credit Agreement dated March 4, 2022, by and among Acer, as borrower, Zevra (as successor) as the agent, and the lenders party thereto, and that certain Secured Convertible Note Purchase and Security Agreement dated March 4, 2022, by and among Acer, as the issuer, Zevra (as successor) as the agent, and the purchasers party thereto (collectively the “Existing Secured Debt”). In connection therewith, Acer’s obligations in respect of the Existing Secured Debt have been subordinated to Acer’s obligations under the Bridge Loan Agreement. As a result, Acer will have substantial indebtedness in favor of Zevra, and may be under default under one or more of such facilities.

While the Merger is pending, Zevra and Acer will be subject to business uncertainties and certain contractual restrictions that could adversely affect the business and operations of Zevra and Acer.

In connection with the pending Merger, some tenants, operators, borrowers, managers, vendors or other third parties of each of Zevra and Acer may react unfavorably, delay or defer decisions concerning their business relationships or transactions with Zevra or Acer, which could adversely affect the revenues, earnings, funds from operations, cash flows and expenses of Zevra and Acer, regardless of whether the Merger is completed. In addition, due to certain restrictions in the Merger Agreement on the conduct of business prior to completing the Merger, Acer may be unable (without Zevra’s prior written consent), during the pendency of the Merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial and may cause Acer to forego certain opportunities each might otherwise pursue. In addition, the pendency of the Merger may make it more difficult for Acer to effectively retain and incentivize key personnel and may cause distractions from Acer’s strategy and day-to-day operations for its current employees and management. Finally, the Bridge Loan requires certain review and approvals from Zevra prior to certain drawdowns on the Bridge Loan.

Zevra and Acer will incur substantial transaction fees and Merger-related costs in connection with the Merger.

Zevra and Acer expect to incur non-recurring transaction fees, which include legal and advisory fees and substantial Merger-related costs associated with completing the Merger, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the course of the integration of the businesses of Zevra and Acer. The companies cannot be certain that the realization of other benefits related to the integration of the two businesses will offset the transaction and Merger-related costs in the near term, or at all.

The Termination Fee and restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Acer.

The Merger Agreement provides that Acer shall not, and shall refrain from authorizing, directing or permitting its representatives to, solicit, participate in negotiations with respect to or approve or recommend any third-party Acquisition Proposal (as such term is defined in the Merger Agreement—see “The Merger Agreement—Unsolicited Proposals” beginning on page 124) for an alternative transaction, subject to certain exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. The Merger Agreement requires Acer to pay Zevra the Termination Fee, under specified circumstances, including termination of the Merger Agreement by Zevra as a result of an adverse change in the recommendation of the Acer Board in order to enter into a Superior Proposal (as such term is defined in the Merger Agreement—see “The Merger Agreement—Unsolicited Proposals” beginning on page 124) with a third party. The Termination Fee and restrictions could discourage other companies from trying to acquire Acer even though those other companies might be willing to offer greater value to Acer Stockholders than Zevra has offered in the Merger.

Acer Stockholders will have a substantially smaller ownership and voting interest in Zevra upon completion of the Merger, compared to their ownership and voting interest in Acer prior to the Merger.

Upon completion of the Merger, each Acer Stockholder at the Effective Time will become a Zevra stockholder with a percentage ownership of Zevra that is substantially smaller than the Acer Stockholder’s current percentage ownership of Acer. Upon completion of the Merger, based on the number of shares of Zevra Common Stock and Acer Common Stock outstanding on September 25, 2023, the latest practicable date prior to the filing of this proxy statement/prospectus, it is estimated that continuing Zevra stockholders will own approximately 92.4% of the issued and outstanding common stock of Zevra, and former Acer Stockholders will own approximately 7.6% of the issued and outstanding common stock of Zevra. Accordingly, the former Acer Stockholders will exercise significantly less influence over Zevra after the Merger relative to their influence over Acer prior to the Merger, and thus will have a less significant impact on the approval or rejection of future Zevra proposals submitted to a Zevra stockholder vote.

Litigation against Acer, Zevra or the members of their respective boards, could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

It is a condition to the Merger that no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger Agreement or the transactions contemplated thereby shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect. It is possible that Zevra or Acer stockholders may file lawsuits challenging the Merger or the other transactions contemplated by the Merger Agreement, which may name Zevra, members of the Zevra Board, Acer and/or members of the Acer Board as defendants. The outcome of such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may delay the consummation of the Merger in the expected timeframe, or may prevent the Merger from being consummated at all. Whether or not any plaintiff’s claim is successful, this type of litigation can result in significant costs and divert management’s attention and resources from the Closing and ongoing business activities, which could adversely affect the operation of Zevra’s and Acer’s businesses.

Directors and executive officers of Acer may have interests in the Merger that are different from, or in addition to, the interests of other Acer Stockholders.

Directors and executive officers of Acer have interests in the Merger that may be different from, or in addition to, the interests of other Acer Stockholders, generally. These interests may include, among others: severance payments under their employment agreements if their employment is terminated without cause or in a “constructive termination” following the Closing; the payment of certain accrued bonuses awarded in March 2022 to certain Acer executive officers and other non-executive employees; the anticipated repayment of a $1.0 million unsecured promissory note to Chris Schelling, Acer’s founder, President and Chief Executive Officer; and rights to ongoing indemnification and insurance coverage by Zevra as the surviving company for acts or omissions occurring prior to the Merger. The Acer Board was aware of and considered those interests, among other matters, in reaching its decision to approve and adopt the Merger Agreement, approve the Merger and recommend the approval of the Merger Agreement to Acer Stockholders. These interests, among other factors, may have influenced the directors and executive officers of Acer to support or approve the Merger. See “The Merger—Interests of Acer Directors and Officers in the Merger” beginning on page 107.

Acer Stockholders may not receive any payments under the CVRs, which makes it difficult to value the CVRs.

Under the Merger Agreement, holders of Acer Common Stock have the right to receive one CVR for each share of Acer Common Stock held by such person. Each CVR will entitle its holder to receive one or more contingent cash payments upon the achievement of certain milestones, if achieved. See “Agreements Related to the Merger—The Contingent Value Rights Agreement” beginning on page 135. Therefore, Acer Stockholders’ right to receive any future payment with respect to the CVRs will be contingent upon whether the milestones are achieved. While Zevra is obligated to use diligent efforts to satisfy the milestone events, if the milestones are not achieved within the deadline period (the twelfth anniversary of the date of the CVR Agreement), no payment will be made under the CVRs and the CVRs will expire valueless. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value at all.

In addition, the CVR Agreement provides that a portion of any milestone payment, if payable, may be allocated to SWK in respect of the SWK Warrants held prior to the Effective Time. If the parties agree that a portion of any milestone payment is to be allocated to SWK in connection with terminating and canceling any SWK Warrants, such amounts would reduce the amount of such milestone payment(s) that would otherwise be received by the holders of Acer Common Stock receiving the right to CVR payments in the Merger. The parties do not presently know the amounts of any such derivative payments that may be agreed to in connection with terminating and canceling any of the SWK Warrants. Although the amount of any such payments to SWK, if applicable, are expected to be immaterial to the other Acer Stockholders due to the relatively low intrinsic values of the SWK Warrants due to their high exercise prices as compared with the current closing price per share of Acer Common Stock on the Nasdaq Capital Market ($0.75 on October 5, 2023), and if fully exercised the SWK Warrants would represent less than 4% of the total number of shares represented by the outstanding shares of Acer Common Stock held by the Acer Stockholders as of the date of the Merger Agreement plus the shares underlying the SWK Warrants, negotiations with SWK may be unsuccessful and Acer may be required to agree to a higher payout amount to SWK in respect of the SWK Warrants than is currently anticipated.

The CVRs are nontransferable.

The CVRs are nontransferable, meaning that they may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of either in whole or in part, other than in certain limited circumstances. The CVRs will not be registered as securities and they will not be listed or traded on any stock exchange in the United States or elsewhere. Therefore, the CVRs are not liquid and Acer Stockholders will not be permitted to sell or transfer them, except in certain limited circumstances.

Zevra is required to use “diligent efforts” to achieve the milestones, which allows for consideration of a variety of factors to determine the efforts Zevra is required to take; accordingly, under certain circumstances, Zevra may not be required to take certain actions to achieve the milestones, which would have an adverse effect on the value, if any, of the CVRs.

Zevra has agreed to use “diligent efforts,” as defined in the CVR Agreement, to achieve the milestones. Under the CVR Agreement, the definition of “diligent efforts” requires Zevra to use such efforts and resources normally used by a company in the pharmaceutical business similar in size and resources to Zevra, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage. The CVR Agreement allows for the consideration of a variety of factors in determining such effort, including without limitation:

•	market exclusivity (including patent coverage, regulatory and other exclusivity);

•	product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling);

•	other product candidates;

•	the competitiveness of alternative products in the marketplace or under development;

•

the regulatory environment and the expected profitability of the applicable product (including direct regulatory required support and medical affairs costs, direct intellectual property defense costs, and direct distribution and logistics costs); and

•	other relevant commercial, financial, technical, legal, scientific and/or medical factors.

As a result, factors and events may come to pass that result in Zevra permissibly devoting less effort to the achievement of the milestone than Acer would have devoted had Acer remained a stand-alone company.

The Merger is expected to be a taxable transaction for U.S. federal income tax purposes.

The exchange of Acer Common Stock for the Merger Consideration in the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. For further discussion of the tax consequences to holders of Acer Common Stock in the Merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 227. Holders of Acer Common Stock should be aware that the Merger Consideration they will be entitled to receive does not include a cash component payable at Closing that could be used to pay taxes that may be due as a result of the Merger.

The U.S. federal income tax treatment of the CVRs is uncertain.

There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs or the treatment of payments that may be received pursuant to the CVRs. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For a more detailed summary of the material U.S. federal income tax consequences of the Merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 227.

The fairness opinion obtained from William Blair, the financial advisor to the Acer Board, will not reflect subsequent developments between the signing of the Merger Agreement and the Closing.

In connection with the proposed Merger, the Acer Board received an opinion on August 28, 2023, from William Blair as to the fairness, from a financial point of view, and as of such date, of the Merger Consideration to be paid to the holders (other than holders of cancelled or dissenting shares) of Acer Common Stock, which opinion was based on and subject to various assumptions, procedures, considerations, limitations and qualifications, more fully described in the section titled “The Merger—Opinion of Acer’s Financial Advisor” beginning on page 94. The opinion does not reflect developments that may occur or may have occurred after the date of the opinion, including changes in the market prices of Zevra Common Stock and Acer Common Stock, changes to the operations and prospects of Zevra or Acer, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinions are based, may materially alter or affect the relative values of Zevra or Acer.

If the Merger is not consummated by February 29, 2024 (or, under certain circumstances, May 29, 2024), either Acer or Zevra may terminate the Merger Agreement.

Either Acer or Zevra may terminate the Merger Agreement if the Merger has not been consummated by February 29, 2024, subject to automatic extension to May 29, 2024, if, as of February 29, 2024, all of the closing conditions have been satisfied other than the expiration or earlier termination of any applicable waiting period under the HSR Act. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the principal cause of, or directly resulted in, the failure to consummate the Merger on time. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 131. In the event the Merger Agreement is terminated by either party due to the failure of the Merger to close by February 29, 2024 (or, under certain circumstances, May 29, 2024), Acer will have incurred significant costs and will have diverted significant management focus and resources from other strategic opportunities and ongoing business activities without realizing the anticipated benefits of the Merger.

Risks Related to the Combined Company Following the Merger

The unaudited pro forma combined financial information and prospective financial information included in this proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following completion of the Merger.

The unaudited pro forma combined financial information and prospective financial information contained in this proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Zevra and Acer prior to the Merger or that of the combined company following the Merger for several reasons. Among other things, the unaudited pro forma combined financial information does not reflect the projected realization of cost savings following completion of the Merger. See the section entitled “Management Forecasts” and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages 104 and 207, respectively, of this proxy statement/prospectus.

The actual financial positions and results of operations of Zevra and Acer prior to the Merger and that of the combined company following the Merger may not be consistent with, or evident from, and may differ materially and adversely from, the unaudited pro forma combined financial information or prospective financial information included in this proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and/or the prospective financial information included in this proxy statement/prospectus may not be realized, may not prove to be accurate and may be affected by other factors, which could lead to material changes to the combined company’s business that are not reflected in the unaudited pro forma combined financial information.

The financial analyses and forecasts considered by Acer and its financial advisor may not be realized, which may adversely affect the market price of Zevra Common Stock following the completion of the Merger.

In performing its financial analyses and rendering its opinions related to the Merger, William Blair relied on, among other things, internal stand-alone financial analyses and forecasts as separately provided by Acer and described in “The Merger—Opinion of Acer’s Financial Advisor” beginning on page 94. These analyses and forecasts were prepared by, or as directed by, the management of Acer and provided to William Blair on August 24, 2023 and approved by Acer for William Blair’s use. None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, the U.S. generally accepted accounting principles (“GAAP”), or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Zevra and Acer. There can be no assurance that Acer’s or the combined company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts, which could have an adverse impact on the market price of Zevra Common Stock or the financial position of the combined company following the Merger. William Blair expressed no opinion in the opinion as to the price at which the Acer Common Stock or Zevra Common Stock will trade at any future time or as to the effect of the Merger on the trading prices of the Acer Common Stock or Zevra Common Stock.

Following the Merger, Zevra may be unable to integrate the Acer business successfully or realize the anticipated synergies and related benefits of the Merger.

Zevra and Acer entered into the Merger Agreement with the expectation that the Merger will result in various benefits and synergies. However, the Merger involves the combination of two companies that currently operate as independent public companies. In particular, as discussed above in “—Acer may need additional capital to meet its current obligations and continue to operate its business if the Merger is not completed in a timely fashion” and “The Merger—Acer Reasons for the Merger,” prior to the signing of the Merger Agreement and the extension of the Bridge Loan, Acer’s assets consisted primarily of approximately $0.6 million in cash or cash equivalents and certain product rights. Moreover, prior to the Merger Agreement, Acer had historically been unable to fund its operations on a standalone basis without substantial additional investment. Even after the Closing, Zevra may be unable to successfully operate Acer’s business or integrate it into its own operations as a combined company.

After the Closing, Zevra will be required to devote significant management attention and resources to integrating the portfolio and operations of Acer. Potential difficulties that Zevra may encounter in the integration process include the following:

•

the inability to combine the businesses of Zevra and Acer in a manner that permits Zevra to achieve the cost savings or other synergies anticipated as a result of the Merger or to achieve such cost savings or other anticipated synergies in a timely manner, which could result in Zevra not realizing some anticipated benefits of the Merger in the time frame currently anticipated, or at all;

•	the inability to realize the anticipated value from various Acer assets;

•	the inability to coordinate and integrate research and development teams across technologies and products to enhance product development;

•	the inability to integrate and manage personnel from the companies and minimizing the loss of key employees;

•

the inability to consolidate the companies’ administrative and information technology infrastructure and financial systems and identify and eliminate redundant and underperforming functions and assets;

•	the inability to harmonize the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	the inability to coordinate distribution and marketing efforts;

•	potential unknown liabilities and unforeseen increased expenses, delays or unfavorable conditions in connection with the Closing and the subsequent integration; and

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from ongoing business activities as a result of completing the Merger and integrating the companies’ operations.

It is possible that the integration process could result in the distraction of Zevra’s management, the loss of key employees, the disruption of Zevra’s ongoing business or inconsistencies in Zevra’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of Zevra to maintain relationships with third parties and employees or to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of Zevra.

Zevra’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size and scope of operations of the business of the combined company will increase beyond the current size and scope of operations of either Zevra’s or Acer’s current businesses. In addition, Zevra may continue to expand its size and operations through additional acquisitions or other strategic transactions. Zevra’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for its management, including challenges related to the management and monitoring of new operations and locations and associated increased costs and complexity. There can be no assurances that Zevra will be successful in managing such expanded business or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions.

The market price of Zevra Common Stock may decline as a result of the completion of the Merger.

The market price of Zevra Common Stock may decline as a result of the completion of the Merger for a number of reasons, including if Zevra does not achieve the perceived benefits of the Merger as rapidly or to the degree anticipated by financial and industry analysts, or if the effect of the Merger on Zevra’s financial results is not consistent with the expectations of financial and industry analysts. In addition, if the Merger is consummated, Zevra stockholders, including the former Acer Stockholders, will own interests in a company operating an expanded business with a different mix of assets, risks and liabilities. Current stockholders of Zevra and former Acer Stockholders may not wish to continue to invest in Zevra, or for other reasons may wish to dispose of some or all of their shares of Zevra Common Stock. If, following the consummation of the Merger, there is selling pressure on Zevra Common Stock that exceeds demand at the market price, the price of Zevra Common Stock could decline.

Shares of Zevra Common Stock to be received by Acer Stockholders in the Merger will have rights different from the shares of Acer Common Stock.

After the Effective Time, Acer Stockholders who receive shares of Zevra Common Stock in connection with the Merger will no longer be stockholders of Acer but instead will hold shares of Zevra. Although both companies are Delaware corporations, as stockholders of Zevra, former Acer Stockholders will have different rights than they currently have under the terms of Zevra’s certificate of incorporation and bylaws, and those rights may be, or may be perceived to be, less favorable than their current rights as Acer Stockholders. See “Comparison of Rights of Holders of Zevra Common Stock and Acer Common Stock” beginning on page 219.

The combined company may not be able to retain suppliers or distributors, or suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Zevra or Acer.

As a result of the Merger, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain suppliers or distributors may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on contractual terms amenable to Zevra following the Merger. If any suppliers or distributors seek to terminate or modify contractual obligations or discontinue their relationship with the combined company, then the combined company’s business and results of operations may be harmed.

Acer (or certain of its subsidiaries) also has contracts with vendors, landlords and other business partners which may require Acer (or certain of its subsidiaries) to obtain consent from or provide notice to these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Zevra and Acer currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.

Risks Relating to Zevra’s Business

Zevra’s business will continue to be subject to the risks described in the section entitled “Risk Factors” in Zevra’s Annual Report on Form 10-K for the year ended December 31, 2022, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 233 for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Acer’s Business

Risks Related to Acer’s Business and Financial Condition

If the Merger is not consummated, Acer will require substantial additional financing immediately to pay indebtedness as well as to continue its efforts to commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and to complete development and seek to obtain marketing approval of Acer’s product candidates and, if approved, to commercialize Acer’s product candidates. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Acer to delay, limit, reduce or terminate Acer’s product development, other operations or commercialization efforts, or to suspend or restructure Acer’s business.

Since Acer’s inception, substantially all of Acer’s resources have been dedicated to the clinical development of Acer’s product candidates. As of June 30, 2023, Acer had an accumulated deficit of $165.1 million, cash and cash equivalents of $1.6 million and current liabilities of $43.4 million, which include $0.2 million associated with deferred collaboration funding.

If the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), now all held by Zevra, $1.0 million under a promissory note from Acer’s Chief Executive Officer (the “Schelling Note”), and $16.5 million under the Bridge Loan Facility (assuming a full draw-down of all amounts available thereunder, of which $13.4 million has been drawn as of the date of this proxy statement/prospectus), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, representing a substantial risk to the ability of Acer to carry on its business and operations. In such event, Acer would need to raise additional capital immediately in order to pay indebtedness as well as to continue financing Acer’s operations, including with respect to the commercialization of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and to pursue further clinical development and regulatory preparedness of Acer’s product candidates, preparations for a commercial launch of Acer’s product candidates, if approved, and development of any other current or future product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain and Acer’s activities with respect to the commercialization of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS are at a very early stage, Acer cannot reasonably estimate the actual amounts of additional financing that will be necessary to commercialize OLPRUVA™ or to complete the development and, if approved, commercialization of any of Acer’s current product candidates or future product candidates, if any.

If the Merger is not consummated, Acer’s operating plan may change as a result of factors currently unknown to Acer, and Acer would need to seek substantial additional funds, through public or private equity or debt financings or other sources, such as non-dilutive funding or strategic collaborations. Such financing may not be available on acceptable terms, if at all, and even if obtained could result in substantial dilution to stockholders, imposition of onerous debt covenants and repayment obligations, or other restrictions that may adversely affect Acer’s business.

Acer’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, which recently have been extremely challenging. For example, the volatility associated with the ongoing COVID-19 pandemic, the global supply chain issues and Russia’s invasion of Ukraine has caused significant instability and disruptions in the capital and credit markets, which may continue to be adversely affected, including by the possibility of a wider European or global conflict and global sanctions imposed in response to Russia’s invasion. The continued increases and fluctuations in interest rates and inflation have exacerbated negative economic and financial conditions. A severe or prolonged economic downturn, such as a global financial crisis, could result in a variety of risks to Acer’s business, including Acer’s ability to raise additional capital when needed on acceptable terms, if at all. The recent turmoil in the banking sector initiated by the failure of Silicon Valley Bank (“SVB”) has added to the volatility in that sector. While Acer has no direct relationship or business with SVB or other banks that have failed thus far in 2023, this situation has added to the difficulties in raising capital on a timely basis and on favorable terms. Acer cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact Acer’s business.

Acer’s future capital requirements depend on many factors, including:

•

the cost of commercialization activities for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, or for any of Acer’s current product candidates and future product candidates, if any, if approved for sale, including marketing, sales and distribution costs, and preparedness of Acer’s corporate infrastructure;

•	the scope, progress, results, and costs of researching and developing Acer’s current product candidates, and future product candidates, if any, including conducting preclinical and clinical trials;

•	the cost of seeking regulatory and marketing approvals and reimbursement for Acer’s product candidates and future product candidates, if any;

•

the cost of manufacturing OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as Acer’s current product candidates and future product candidates, if any, that Acer obtains approval for and successfully commercialize;

•

the terms and conditions of the Marathon Convertible Notes and the SWK Loans, now both held by Zevra, including those which require Acer to repurchase the Marathon Convertible Notes, to repay the SWK Loans, to maintain minimum unencumbered liquid assets, and to otherwise meet certain additional operating and financial covenants, and those which place restrictions on Acer’s operating and financial flexibility;

•

the timing, receipt, and amount of payments Acer may receive from Relief under an Exclusive License Agreement (the “Exclusive License Agreement”), dated August 28, 2023, by and between Relief and Acer, pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (“Geographical Europe”), with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe;

•	Acer’s ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the number and characteristics of any additional product candidates Acer may develop or acquire;

•	any product liability or other lawsuits related to Acer’s product candidates or commenced against Acer;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing Acer’s intellectual property rights, including litigation costs and the outcome of such litigation;

•	the timing, receipt and amount of sales of, or royalties on, future approved product candidates, if any; and

•	if the Merger is not consummated, the amount of Acer’s market capitalization as reflected from time to time in the open market.

If the Merger is not consummated, additional funds may not be available when Acer needs them, on terms that are acceptable to Acer, or at all. If adequate funds are not available to Acer on a timely basis, Acer may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for Acer’s current product candidates or future product candidates, if any;

•	delay, limit, reduce or terminate Acer’s research and development activities;

•

delay, limit, reduce or terminate Acer’s establishment of sales and marketing capabilities or other activities that may be necessary to commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, or any future approved product candidates, if any; or

•	otherwise delay, limit, reduce, restructure or terminate Acer’s operations.

Substantial doubt exists as to Acer’s ability to continue as a going concern.

As noted above, (i) since Acer’s inception, substantially all of Acer’s resources have been dedicated to the clinical development of Acer’s product candidates, (ii) as of June 30, 2023, Acer had an accumulated deficit of

$165.1 million, cash and cash equivalents of $1.6 million, and current liabilities of $43.4 million, which include $0.2 million associated with deferred collaboration funding, (iii) if the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), now all held by Zevra, $1.0 million under the Schelling Note, and $16.5 million under the Bridge Loan Facility (assuming a full draw-down thereof), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, representing a substantial risk to the ability of Acer to carry on its business and operations.in the absence of the Merger, NS (iv) if the Merger is not consummated, Acer will need to raise additional capital immediately in order to pay indebtedness as well as to continue financing Acer’s operations, including with respect to the commercialization of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and to pursue further clinical development and regulatory preparedness of Acer’s product candidates, preparations for a commercial launch of Acer’s product candidates, if approved, and development of any other current or future product candidates.

Although OLPRUVA™ for oral suspension in the U.S. has been approved by the FDA for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer has yet to achieve significant commercial product revenues and Acer expects to continue to incur losses for the foreseeable future as Acer continues Acer’s commercialization efforts for OLPRUVA™ as well as development of, and seeking marketing approvals for, Acer’s product candidates. These factors individually and collectively raise substantial doubt about Acer’s ability to continue as a going concern if the Merger is not timely consummated and therefore it may be more difficult for Acer to attract investors. If the Merger is not consummated, unless Acer is able to raise additional capital immediately to continue to finance Acer’s operations, Acer’s long-term business plan may not be accomplished, and Acer may be forced to cease, restructure, reduce, terminate or delay operations, including reduction of employees who support Acer’s efforts toward the commercialization of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS.

In the absence of the Merger, Acer’s efforts to raise additional funds could be affected by negative conditions in the capital markets generally, which in recent months have been especially challenging, and there are numerous companies in the pharmaceutical and biotech sectors seeking additional capital from many of the same sources, which may also limit the amount of capital, if any, available to Acer. The recent turmoil in the banking sector initiated by the failure of SVB has added to the volatility in that sector. While Acer has no direct relationship or business with SVB, this situation has added to the difficulties in raising capital on a timely basis and on favorable terms.

Acer recently terminated its Collaboration Agreement with Relief and entered into a new Exclusive License Agreement for Geographical Europe, which may impact Acer’s ability to generate revenues and achieve or sustain profitability. In addition, Acer is required to provide assistance to Relief in the performance of their contractual obligations, which may distract Acer from achieving its objectives.

Acer recently terminated its Collaboration Agreement with Relief (the “Collaboration Agreement”) providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD, and entered into the Exclusive License Agreement for Geographical Europe, which may impact Acer’s ability to generate revenues and achieve or sustain profitability. In addition, Acer is required to provide assistance to Relief in the performance of Relief’s contractual obligations, which may distract Acer from achieving its objectives.

Aside from OLPRUVA™ for oral suspension in the U.S. which has been approved by the FDA for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, there is no guarantee that OLPRUVA™ will receive regulatory authority approval in any territory or become commercially available for the indications under investigation.

The rights Acer has transferred to Relief for Acer’s product candidate OLPRUVA™ in the applicable territories (i.e., Geographical Europe), including development and commercialization rights, may impact Acer’s ability to generate revenues and achieve or sustain profitability. Acer is reliant on Relief’s resources and efforts with respect to OLPRUVA™ in UCDs and MSUD in their applicable territories, including the pace at which Relief moves forward with development and commercialization. Relief may fail to develop or successfully commercialize OLPRUVA™ for a variety of reasons, including that Relief:

•	may not have sufficient resources or decides not to devote the necessary resources due to internal constraints such as limited cash or human resources;

•	decides to pursue a competitive potential product;

•	cannot obtain the necessary regulatory approvals;

•	determines that the market opportunity is not attractive, or

•	cannot manufacture or obtain the necessary materials in sufficient quantities from multiple sources or at a reasonable cost.

In addition, Acer is required by Acer’s agreements with Relief to provide certain assistance in the performance of their obligations. Doing so may cause Acer to delay or defer achievement of its own objectives regarding OLPRUVA™ or Acer’s other programs.

If Relief does not pursue development and successfully commercialize OLPRUVA™ in the applicable territories, Acer’s ability to generate revenues and achieve or sustain profitability could be significantly hindered and may have a material adverse impact on Acer’s financial condition and results of operations.

If Acer is unable to maintain effective disclosure controls and internal control over financial reporting, investors could lose confidence in the accuracy and completeness of Acer’s financial reports and the market price of Acer’s common stock may be materially and adversely affected.

Acer’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Acer’s financial statements for external purposes in accordance with GAAP. Acer’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of Acer’s internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Acer’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously described in Item 9A of Acer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Acer identified a material weakness in its internal controls over financial reporting, in that it did not design or maintain procedures or controls to accurately apply ASC 260, Earnings Per Share. As a result of this material weaknesses, Acer’s management concluded that Acer’s internal control over financial reporting was not effective as of June 30, 2022, September 30, 2022, and December 31, 2022. Acer has, from time to time, identified other material weaknesses in its internal control over financial reporting.

While Acer believes it has fully remediated the material weakness related to Earnings Per Share as of March 31, 2023, any failure to maintain effective internal control over financial reporting in the future, or failure to remediate any future material weakness, could adversely impact Acer’s ability to report Acer’s financial position and results of operations on a timely and accurate basis. If Acer’s financial statements are not accurate, investors may not have a complete understanding of Acer’s operations and may lose confidence in Acer’s financial reporting and Acer’s business, reputation, results of operations, liquidity, financial condition, stock price and ability to access the capital markets could be adversely affected. In addition, Acer may be unable to maintain or regain compliance with applicable securities laws, stock market listing requirements and covenants regarding the timely filing of periodic reports, Acer may be subject to regulatory investigations and penalties, and Acer may face claims invoking the federal and state securities laws. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Acer’s business, results of operations and financial condition.

Acer can provide no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if Acer is successful in strengthening Acer’s controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of Acer’s financial statements.

Funding from Acer’s ATM facility with JonesTrading and Roth Capital may be limited or may be insufficient to fund Acer’s operations or to implement Acer’s strategy.

If the Merger is not consummated, Acer will need to keep current Acer’s shelf registration statement and an offering prospectus relating to Acer’s ATM facility with JonesTrading and Roth Capital in order to use the program to sell shares of Acer’s common stock, as well as provide certain periodic deliverables required by the amended and restated sales agreement with JonesTrading and Roth Capital for the ATM facility. Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75.0 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, Acer is currently only able to issue a limited number of shares which aggregate to no more than one-third of Acer’s public float using Acer’s shelf registration statement. These sales of common stock are counted toward the maximum of one-third of Acer’s public float that can be sold in a 12-month period and reduce the remaining shares available to sell under Acer’s ATM facility during that 12-month period. The number of shares and price at which Acer may be able to sell shares under the ATM facility may be limited due to market conditions and other factors beyond Acer’s control.

Acer has a limited operating history and have incurred significant losses since Acer’s inception and anticipate that Acer will continue to incur losses for the foreseeable future and may never achieve or maintain profitability. The absence of any commercial sales and Acer’s limited operating history make it difficult to assess Acer’s future viability.

Acer is a development-stage pharmaceutical company with a limited operating history and a history of losses. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Acer is focused principally on repurposing and/or reformulating existing drugs for serious rare and life-threatening diseases with significant unmet medical needs. Acer is not profitable and have incurred losses in each year since inception. Acer has only a limited operating history upon which you can evaluate Acer’s business and prospects. In addition, Acer has limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. Acer has not generated any significant product sales revenue to date. Acer continues to incur significant research and development and other expenses related to Acer’s ongoing operations. Acer’s net loss for the three months ended June 30, 2023 was $8.1 million. As of June 30, 2023, Acer had an accumulated deficit of $165.1 million. Acer expects to continue to incur losses for the foreseeable future as Acer continues OLPRUVA™ commercialization and Acer’s development of, and seek marketing approvals for, Acer’s product candidates.

Acer has devoted substantially all of Acer’s financial resources to identify, acquire, and develop Acer’s product candidates, including providing general and administrative support for Acer’s operations. To date, Acer has financed Acer’s operations primarily through the sale of equity securities. The amount of Acer’s future net losses will depend, in part, on the rate of Acer’s product sales revenue, future expenditures and Acer’s ability to obtain funding through public or private equity or debt financings, strategic collaborations, or non-dilutive funding. Acer expects losses to increase as Acer conducts clinical trials and continue to develop Acer’s product candidates. Acer expects to invest significant funds into the research and development of Acer’s current product candidates to determine the potential to advance these product candidates to regulatory approval. Acer may also invest in acquiring or in-licensing additional product candidates to expand Acer’s pipeline, all dependent on the availability of capital.

The market for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS is limited, as Acer believes the prevalence is no more than approximately 2,100 individuals in the U.S. with a diagnosed patient population in the U.S. of only approximately 1,100. Thus, Acer’s potential future revenue from this market is limited. If Acer obtains regulatory approval to market other product candidates, Acer’s potential future revenue from any such product will depend upon the size of any market in which such product candidate may receive approval and, as with OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer’s ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share cannot be assured. Even if Acer obtains adequate market share, because the market for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS is limited and the potential markets in which Acer’s other product candidates may ultimately receive regulatory approval could be very small, Acer may never become profitable despite obtaining such market share and acceptance of Acer’s products.

Acer expects to continue to incur significant expenses and increasing operating losses for the foreseeable future, and Acer’s expenses will increase substantially if and as we:

•

seek to establish a sales, marketing and distribution infrastructure to commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS;

•	seek regulatory and marketing approvals and reimbursement for Acer’s product candidates;

•	continue the clinical development of Acer’s product candidates;

•	continue efforts to discover new product candidates;

•

undertake the manufacturing of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, or Acer’s product candidates or increase volumes manufactured by third parties;

•	advance Acer’s programs into larger, more expensive clinical trials;

•	initiate additional preclinical, clinical, or other trials or studies for Acer’s product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which Acer may obtain marketing approval and market for ourselves;

•	seek to identify, assess, acquire and/or develop other product candidates;

•	make milestone, royalty or other payments under third-party license agreements;

•	seek to maintain, protect and expand Acer’s intellectual property portfolio;

•	seek to attract and retain skilled personnel, and

•

experience any delays or encounter issues with the development and potential for regulatory approval of Acer’s clinical candidates such as safety issues, clinical trial enrollment delays, longer follow-up for planned studies, additional major studies or supportive studies necessary to support marketing approval.

Further, the net losses Acer incurs will fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of Acer’s results of operations may not be a good indication of Acer’s future performance.

Acer currently has yet to realize significant commercial product sales revenue and may never be profitable.

While Acer has generated revenue related to the Collaboration Agreement with Relief (now superseded by the Exclusive License Agreement), Acer has not generated significant revenues from commercial sales of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, or from any of Acer’s current product candidates. Acer’s ability to generate product revenue depends upon Acer’s ability to successfully commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and to identify, develop and commercialize Acer’s product candidates or other product candidates that Acer may develop, in-license or acquire in the future. Acer’s ability to generate significant product revenue from OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as future product revenue from Acer’s current or future product candidates also depends on a number of additional factors, including Acer’s ability to:

•	successfully complete research and clinical development of current and future product candidates;

•	establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing;

•	obtain regulatory approval from relevant regulatory authorities in jurisdictions where Acer intends to market Acer’s product candidates;

•

successfully establish a sales force and medical affairs, marketing, and distribution infrastructure and successfully launch and commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS;

•

successfully launch and commercialize any future product candidates for which Acer obtains marketing approval, if any, and if launched independently, successfully establish a sales force and medical affairs, marketing, and distribution infrastructure;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

•	achieve market acceptance for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS;

•	achieve market acceptance for other approved product candidates, if any;

•	establish, maintain and protect Acer’s intellectual property rights, and

•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with clinical product development, including that Acer’s product candidates may not successfully advance through development or achieve regulatory approval, Acer is unable to predict the timing or amount of any potential future product sales revenues. Acer’s expenses also could increase beyond expectations if Acer decides to or is required by the FDA, or comparable foreign regulatory authorities, to perform studies or trials to satisfy additional unexpected activities in addition to those that Acer currently anticipates.

Even if Acer completes the development and regulatory processes described above, Acer anticipates incurring significant costs associated with launching and commercializing these products.

Acer has incurred, and if the Merger is not consummated, Acer expects to continue to incur, increased costs and risks as a result of being a public company.

As a public company, Acer is required to comply with the Sarbanes-Oxley Act of 2002 (“SOX”), as well as rules and regulations implemented by the SEC and the Nasdaq Capital Market. Changes in the laws and regulations affecting public companies, including the provisions of SOX and rules adopted by the SEC and by Nasdaq Capital Market, have resulted in, and will continue to result in, increased costs as Acer responds to their requirements. Given the risks inherent in the design and operation of internal controls over financial reporting, the effectiveness of Acer’s internal controls over financial reporting is uncertain. If Acer’s internal controls are not designed or operating effectively, Acer may not be able to conclude an evaluation of Acer’s internal control over financial reporting as required or Acer or Acer’s independent registered public accounting firm may determine that Acer’s internal control over financial reporting was not effective. Acer currently has a very limited workforce, and it may be difficult to adhere to appropriate internal controls over financial reporting or disclosure controls with such limited staffing. Acer is not yet subject to the provisions of section 404(b) of SOX, which would require Acer’s independent registered public accounting firm’s attestation on management’s assessment of internal controls over financial reporting. Investors may lose confidence in the reliability of Acer’s financial statements, which could cause the market price of Acer’s common stock to decline and which could affect Acer’s ability to run Acer’s business effectively. As a public company, it could also be more difficult or more costly for Acer to obtain certain types of insurance, including directors’ and officers’ liability insurance. The impact of these events could also make it more difficult for Acer to attract and retain qualified persons to serve on Acer’s Board of Directors, Acer’s Board committees, and as executive officers.

If Acer fails to maintain proper and effective internal controls, Acer’s ability to produce accurate financial statements on a timely basis could be impaired.

Acer is currently subject to the reporting requirements of the Exchange Act, SOX and Nasdaq Capital Market rules and regulations. SOX requires, among other things, that Acer maintains effective disclosure controls and procedures and internal controls over financial reporting. Acer must perform system and process evaluation and testing of Acer’s internal control over financial reporting to allow management to report on the effectiveness of Acer’s internal controls over financial reporting in Acer’s Annual Report on Form 10-K filing for that year, as required by Section 404 of SOX.

As previously reported, Acer has identified material weaknesses in Acer’s internal control over financial reporting as recently as December 31, 2022. Although Acer is committed to continuing to improve Acer’s internal control processes, and although Acer will continue to diligently and vigorously review Acer’s internal controls over financial reporting, Acer cannot be certain that, in the future, a material weakness will not exist or otherwise be discovered. Acer may discover other weaknesses in Acer’s system of internal financial and accounting controls and procedures that could result in a material misstatement of Acer’s financial statements. Acer’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If Acer is not able to comply with the requirements of Section 404 of SOX, or if Acer is unable to maintain proper and effective internal controls, Acer may not be able to produce timely and accurate financial statements. If that were to happen, the market price of Acer’s common stock could decline and Acer could be subject to penalties or investigations by Nasdaq Capital Market or the SEC.

Acer faces risks related to health epidemics including but not limited to the COVID-19 pandemic which could adversely affect Acer’s business.

Acer’s business could be materially adversely affected by the effects of a widespread outbreak of contagious disease, including the recent pandemic of COVID-19, a respiratory illness caused by a novel coronavirus. While Acer’s employees work remotely a large part of the time, these effects could include disruptions or restrictions on Acer’s employees’ ability to travel, as well as disruptions at or closures of Acer’s facilities or the facilities of Acer’s manufacturers and suppliers, which could adversely impact Acer’s development activities and other operations. Health professionals may reduce staffing and reduce or postpone meetings with clients, colleagues, and others in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect Acer’s business, financial condition, and results of operations. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn or volatility that could adversely affect Acer’s manufacturers and suppliers and otherwise adversely impact Acer’s development activities and other operations. Current estimates of the possible impact of global issues on the drug supply chain and its application to Acer’s potential products may also be affected by the manufacturing steps required to be undertaken to produce finished product, including manufacture of active pharmaceutical ingredient, excipients, packaging, and labeling.

The extent to which the COVID-19 pandemic will continue to affect Acer’s business, results of operations, and financial condition is difficult to predict. The outbreak has affected, and could potentially continue to affect, the business of the FDA, EMA or other health authorities, which has resulted and could continue to result in delays in meetings and other activities related to Acer’s product candidates and Acer’s planned clinical trials and ultimately in the review and approval of Acer’s product candidates. The spread of COVID-19 has slowed and may continue to slow enrollment of clinical trials and reduce the number of eligible patients for Acer’s clinical trials, thereby making recruitment more difficult and competitive. Prolonged disruptions to businesses, manufacturing and supply chain, including shelter-in-place or similar orders imposed by federal, state or local government authorities, and economic downturns can lead to material adverse effects on Acer’s business operations, including layoffs and/or suspension of Acer’s business operations. The COVID-19 outbreak and mitigation measures also have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on Acer’s business and financial condition, including impairing Acer’s ability to raise capital when and in the amount needed. The extent to which COVID-19 impacts Acer’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In addition, any COVID-19 infection of any of Acer’s employees could have a significant impact on Acer’s ability to conduct business.

Risks Related to the Marathon Convertible Notes and SWK Loans

The requirement that Acer repay in cash the outstanding principal balance and accrued interest on the SWK Loans plus interest and fees (including a repayment premium) and the Marathon Convertible Notes, now held by Zevra, which Acer is obligated to repurchase at a premium (which is subject to escalation), and certain operating and financial covenants and restrictions on Acer’s operating and financial flexibility under the SWK Loans and the Marathon Convertible Notes, could materially adversely affect Acer’s business plans, liquidity, financial condition, results of operations and viability, including but not limited to a loss of control over Acer’s cash and other assets, in which the lenders have a security interest, and prevent Acer from taking actions that Acer would otherwise consider to be in Acer’s best interests. In addition, since both of these notes are now held by Zevra, there can be no assurance what course of action Zevra would take if the Merger were not consummated.

If the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), now all held by Zevra, $1.0 million under the Schelling Note, and $16.5 million under the Bridge Loan Facility (assuming a full draw-down of all amounts available thereunder), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, representing a substantial risk to the ability of Acer to carry on its business and operations.

The Marathon Convertible Notes originally issued to the Marathon Holders, in an aggregate principal amount of $6.0 million, bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that accrued and unpaid interest through March 31, 2023 was deferred and became due and payable in cash, together with any accrued and unpaid interest on each Marathon Convertible Note after March 31, 2023, on April 15, 2023. Additionally, subject to the restrictions set forth in a subordination agreement among SWK, as agent and lender, and each of the Marathon Holders (the “Subordination Agreement”), Acer is required to repurchase the Marathon Convertible Notes, on or before the fifth business day following the earlier of June 15, 2023 and Acer’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of debt, equity or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second SWK Loan, defined below) at a price equal to 200% (the “Buy-Out Percentage”) of the outstanding principal amount of the Marathon Convertible Notes, plus any accrued but unpaid interest thereon to the date of such repurchase plus 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before the repurchase actually occurs (i.e., the Buy-Out Percentage would have been 212.5% had the repurchase occurred 45 days after April 15, 2023, or on May 30, 2023); provided, that if Acer is prohibited from effectuating such repurchases pursuant to the Subordination Agreement, the repurchase is to occur on or before the fifth business day after such prohibition is no longer applicable. However, since Zevra now holds all indebtedness of Acer covered by the Subordination Agreement, in the absence of the Merger Agreement (i.e., in the event the Merger Agreement is terminated without a Merger occurring) Zevra could require an immediate repurchase of the Marathon Convertible Notes and a failure to effect such repurchase would trigger a cross-default of the SWK Loans, obligating Acer to pay immediately the full repayment obligation of the SWK Loans.

The SWK Loans, in a principal amount of $13.9 million, bears interest at an annual rate equal to the three-month term rate based on the Secured Overnight Financing Rate (“Term SOFR”) (or such other rate as may be agreed between SWK and Acer following the date on which three-month Term SOFR is no longer available), subject to a 1.0% Term SOFR floor, plus a margin of 11.0%, and is therefore sensitive to changes in interest rates. If three-month Term SOFR can no longer be determined or if the applicable governmental authority ceases to supervise or sanction such rates, then Acer will endeavor to agree with SWK on an alternate rate of interest that gives due consideration to the then prevailing market convention for determining interest for comparable loans in the U.S. Acer cannot predict what the impact of any such alternative rate would be to Acer’s interest expense. However, the discontinuation, reform, or replacement of Term SOFR or any other benchmark rates may result in fluctuating interest rates that may have a negative impact on Acer’s interest expense and cash flows. Furthermore, Acer cannot predict or quantify the time, effort and cost required to transition to the use of new benchmark rates, including with respect to negotiating and implementing any necessary changes to the SWK Loans, and implementing changes to Acer’s systems and processes.

Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million (as opposed to $1.3 million quarterly prior to the announcement of such topline results), although the a Third Amendment to the SWK Credit Agreement (the “Third Amendment”) allowed Acer to forgo the amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second amortization payment otherwise due on June 15, 2023. The final maturity date of the SWK Loans is March 4, 2024. Upon the repayment of the SWK Loans, Acer must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the SWK Loans, plus any and all payment-in-kind interest amounts. Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, Acer is required to maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results), although the Third Amendment provides for a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by Acer under clause (y) (from $3.0 million to

$1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million).

The Marathon Convertible Notes and the SWK Loans are secured by a first and second priority lien on all of Acer’s assets (including Acer’s intellectual property). Acer’s failure to repurchase the Marathon Convertible Notes when required, or to pay any cash for principal reduction or accrued interest on the Marathon Convertible Notes or the SWK Loans, would constitute a default under the relevant indebtedness. In such event, or if a default otherwise occurs, including as a result of Acer’s failure to comply with the restrictive covenants contained therein, the interest rate on the outstanding principal balance of the SWK Loans will increase by 3% from the occurrence and during the continuance of an event of default. If not timely cured, the lenders could take such actions as may be available to senior secured creditors generally, and specifically under the loan agreements governing the SWK Loans and the Marathon Convertible Notes, including assertion of control over some or all of Acer’s assets.

The Marathon Convertible Notes and the SWK Loans restrict Acer’s ability to incur new indebtedness, sell assets, and pursue certain mergers, acquisitions, or consolidations that Acer may believe to be in Acer’s best interest. In addition, the SWK Loans contain financial covenants that require Acer to maintain a minimum amount of unencumbered liquid assets (as noted above) as well as other covenants and restrictions that could materially adversely affect Acer’s business plans, liquidity, financial condition, results of operations and viability and prevent Acer from taking actions that Acer would otherwise consider to be in Acer’s best interests. If Acer defaults under the SWK Loans, the lenders will be able to declare all obligations immediately due and payable, including certain fees and other obligations. The lenders could declare an event of default upon the occurrence of any event that they interpret as a material adverse change or material adverse effect. Any declaration by the lenders of an event of default could significantly harm Acer’s business and prospects and could cause the price of Acer’s common stock to decline.

The obligations, security interests and covenants of the Marathon Convertible Notes and the SWK Loans could have important consequences on Acer’s business. In particular, they could:

•

require Acer to dedicate a substantial portion of Acer’s cash flow from operations to service Acer’s indebtedness or comply with liquidity covenants, thereby reducing the amount of Acer’s cash available for other purposes;

•	limit Acer’s ability to obtain additional funds and otherwise raise additional capital for working capital, acquisitions, research and development expenditures, and general corporate purposes;

•	limit Acer’s ability to conduct acquisitions, joint ventures or other similar arrangements;

•	limit Acer’s flexibility in planning for, or reacting to, changes in Acer’s business and the pharmaceutical and biotechnology industry in which Acer operates and competes;

•	increase Acer’s vulnerability to general adverse economic and industry conditions, or

•	place Acer at a competitive disadvantage compared to Acer’s competitors that have lower fixed costs or better access to capital resources.

The debt service requirements of the Marathon Convertible Notes and the SWK Loans could intensify these risks. Acer’s ability to make scheduled payments of interest or principal or to repurchase or refinance Acer’s indebtedness depends on Acer’s future performance, which is subject to economic, financial, competitive and other factors beyond Acer’s control. Acer’s business may not generate cash flow from operations in the future sufficient to service Acer’s debt and make necessary capital expenditures. If Acer is unable to generate such cash flow, Acer may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. No assurances can be given that Acer will be successful in making the required payments under Acer’s indebtedness, or in refinancing Acer’s obligations on favorable terms, or at all. Should Acer determine to refinance, it could be further dilutive to Acer’s stockholders. Acer’s ability to refinance Acer’s indebtedness will depend on the capital markets and Acer’s financial condition at such time. Acer may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on Acer’s debt obligations.

Furthermore, Zevra has recently acquired from Nantahala all rights as lender under the SWK Loans and the Marathon Convertible Notes. There can be no assurance what course of action Zevra would take if the Merger is not consummated.

The number of shares registered for resale on behalf of the holders of the Marathon Convertible Notes is significant in relation to Acer’s trading volume.

All of the shares of common stock underlying the Marathon Convertible Notes that Acer registered for resale on behalf of holders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Acer registered the offer and resale by the holders of the shares underlying the Marathon Convertible Notes to satisfy certain registration rights Acer granted to the holders, and so that the shares may be offered for resale into the public market by the holders. If all such shares were sold into the market all at once or at about the same time, it could depress the market price of Acer’s stock during the period the registration statement covering the resale of the shares remains effective and also could affect Acer’s ability to raise equity capital.

A substantial number of shares of Acer’s common stock may be issued pursuant to the terms of the Marathon Convertible Notes, which could cause the price of Acer’s common stock to decline.

The Marathon Convertible Notes are convertible into shares of Acer’s common stock immediately after issuance at a conversion price of $2.50, for an aggregate of 2.4 million shares upon conversion of the original principal amount (without taking into account the limitations on the conversion of the Marathon Convertible Notes). Furthermore, the number of shares of common stock to be issued upon conversion of the Marathon Convertible Notes may be substantially greater if accrued but unpaid interest on the Marathon Convertible Notes is converted into shares of common stock at the same time as the principal is converted. Acer is unable to predict if and when the holders will convert their Marathon Convertible Notes, and whether or not any accrued but unpaid interest will also be converted. While accrued interest on the Marathon Convertible Notes is payable in cash according to their terms, any accrued but unpaid interest is also convertible into shares of common stock at the same time as the holder otherwise converts principal on the Marathon Convertible Notes.

Acer registered 2,478,000 shares of Acer’s common stock for resale by the holders in the event that up to six months of accrued but unpaid interest is included in the conversion. The actual number of shares issued upon conversion of the Marathon Convertible Notes may be more or less than this amount depending upon the outstanding principal balance and the amount of any accrued but unpaid interest at the time. Acer may need to register more shares if the accrued but unpaid interest at the time of conversion represents more than 78,000 shares of Acer’s common stock. The foregoing amount of shares registered does not take into account the limitations on conversion of the Marathon Convertible Notes.

Risks Related to the Clinical Development and Marketing Approval of Acer’s Product Candidates

The marketing approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if Acer is ultimately unable to obtain marketing approval for Acer’s product candidates, Acer’s business will be substantially harmed.

Other than OLPRUVA™ for oral suspension in the U.S. which has been approved by the FDA for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, none of Acer’s current product candidates has gained marketing approval for sale in the U.S. or any other country, and Acer cannot guarantee that Acer will ever have any other marketable products. Acer’s business is substantially dependent on Acer’s ability to complete the development of, obtain marketing approval for, and successfully commercialize Acer’s product candidates in a timely manner. Acer cannot commercialize Acer’s product candidates in the U.S. without first obtaining approval from the FDA to market each product candidate. Similarly, Acer cannot commercialize Acer’s product candidates outside of the U.S. without obtaining regulatory approval from comparable foreign regulatory authorities. Acer’s product candidates could fail to receive marketing approval for many reasons, including the following:

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the FDA or comparable foreign regulatory authorities may find inadequate the manufacturing processes or facilities of third-party manufacturers with which Acer contracts for clinical and commercial supplies;

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Acer may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication (for example, topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women);

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Acer may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any clinical trials Acer conducts or relies upon for regulatory approval;

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the FDA or comparable foreign regulatory authorities may find the human subject protections for Acer’s clinical trials inadequate and place a clinical hold on an investigational new drug application (“IND”) at the time of its submission precluding commencement of any trials or a clinical hold on one or more clinical trials at any time during the conduct of Acer’s clinical trials;

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the FDA could determine that Acer cannot rely on Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (“FFDCA”) for any or all of Acer’s product candidates, and Acer may be required to conduct clinical trials or provide other forms of substantial evidence of effectiveness instead of, or in addition to, relying on third-party data, as is the position of the FDA with respect to Acer’s New Drug Application (“NDA”) for EDSIVO™;

•	the FDA or comparable foreign regulatory authorities may disagree with Acer’s interpretation of data from non-clinical studies or clinical trials;

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the FDA could determine that Acer has identified the wrong reference listed drug or drugs or that approval of Acer’s 505(b)(2) application for any of Acer’s product candidates is blocked by patent or non-patent exclusivity of the reference listed drug or drugs;

•	the data collected from clinical trials of Acer’s product candidates may not be sufficient to support the submission of an application to obtain marketing approval in the U.S. or elsewhere, and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

Before obtaining marketing approval for the commercial sale of any drug product for a target indication, Acer must demonstrate in preclinical studies and well-controlled clinical trials and, to the satisfaction of the applicable regulatory authorities, that the product is safe and effective for its intended use and that the manufacturing facilities, processes, and controls are adequate to preserve the drug’s identity, strength, quality and purity. In the U.S., it is necessary to submit and obtain approval of an NDA from the FDA. An NDA must include extensive preclinical and clinical data and supporting information to establish the product safety and efficacy for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing, and controls for the product. After the submission but before approval of the NDA, the manufacturing facilities used to manufacture a product candidate must be inspected by the FDA to ensure compliance with the applicable Current Good Manufacturing Practice (“cGMP”) requirements. The FDA and the Competent Authorities of the Member States of the European Economic Area (“EEA”) and comparable foreign regulatory authorities, may also inspect Acer’s clinical trial sites and audit clinical study data to ensure that Acer’s studies are properly conducted in accordance with the IND regulations, human subject protection regulations, and current good clinical practice (“cGCP”).

Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. Acer cannot be certain that any submissions, even those that are or have been accepted for filing and reviewed by the FDA, will ultimately be approved. If the application is not accepted for review, or if the FDA finds after review that the NDA is not approvable as submitted, the FDA may require that Acer conducts additional clinical studies or preclinical testing or take other actions before it will reconsider Acer’s application. If the FDA requires additional studies or data, Acer would incur increased costs and delays in the marketing approval process, which may require Acer to reduce headcount or other expenses and/or expend more resources than Acer has available. In addition, the FDA may not consider any additional information to be complete or sufficient to support the filing or approval of the NDA.

Regulatory authorities outside of the U.S., such as in Europe and Japan and in emerging markets, also have requirements for approval of drugs for commercial sale with which Acer must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Acer’s product candidates. Clinical trials conducted in one country may not be accepted or the results may not be found adequate by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on Acer’s ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time-consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, Acer may not obtain foreign regulatory approvals on a timely basis, if at all.

The process to develop, obtain marketing approval for, and commercialize product candidates is long, complex and costly, both inside and outside of the U.S., and approval is never guaranteed. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Even if Acer’s product candidates were to successfully obtain approval from regulatory authorities, any such approval might significantly limit the approved indications for use, including more limited patient populations, require that precautions, warnings or contraindications be included on the product labeling, including black box warnings, require expensive and time-consuming post-approval clinical studies, risk evaluation and mitigation strategies or surveillance as conditions of approval, or, through the product label, the approval may limit the claims that Acer may make, which may impede the successful commercialization of Acer’s product candidates. Following any approval for commercial sale of Acer’s product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, may require new studies and will be subject to additional FDA notification, or review and approval. Also, marketing approval for any of Acer’s product candidates may be withdrawn. If Acer is unable to obtain marketing approval for Acer’s product candidates in one or more jurisdictions, or any approval contains significant limitations, Acer’s ability to market to Acer’s full target market will be reduced and Acer’s ability to realize the full market potential of Acer’s product candidates will be impaired. Furthermore, Acer may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue or complete the development of any of Acer’s current or future product candidates.

If Acer is unable to obtain approval under Section 505(b)(2) of the FFDCA or if Acer is required to generate additional data related to safety or efficacy in order to seek approval under Section 505(b)(2), Acer may be unable to meet Acer’s anticipated development and commercialization timelines, and could decide not to pursue further development, depending on the expected time, cost, and risks associated with generating any such additional data, which could have a negative impact on the success of Acer’s product development efforts.

Traditional drug development typically relies upon Section 505(b)(1) of the FFDCA for seeking marketing authorization in the U.S., where the sponsor of the product candidate (i.e., the applicant for marketing authorization) is required to conduct all of the studies needed to demonstrate the safety and efficacy of such candidate, a pathway that Acer plans to use for EDSIVO™ and ACER-801. Acer’s strategy for seeking marketing authorization in the U.S. for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, OLPRUVA™ relied on Section 505(b)(2) of the FFDCA, and Acer’s intended strategy for other product candidates may rely on Section 505(b)(2) of the FFDCA, which permits use of a marketing application, referred to as a 505(b)(2) application, where at least some of the information needed to demonstrate the safety and efficacy of the product candidate at issue for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. The FDA interprets this to mean that an applicant may rely for approval on such data as that found in published literature or the FDA’s finding of safety or effectiveness, or both, of a previously approved drug product owned by a third party. There is no assurance that the FDA would find third-party data relied upon by Acer in a 505(b)(2) application sufficient or adequate to support approval, and the FDA may require Acer to generate additional data to support the safety and efficacy of Acer’s product candidates. Depending on the time, nature, risk, and cost of obtaining that data or undertaking the required activities, Acer may decide that Acer is not able or willing to proceed with development, and may or may not reduce headcount and spending accordingly.

If the data to be relied upon in a 505(b)(2) application are related to drug products previously approved by the FDA and covered by patents that are listed in the FDA’s Orange Book, Acer would be required to submit with Acer’s 505(b)(2) application a Paragraph IV Certification in which Acer must certify that Acer does not infringe the listed patents or that such patents are invalid or unenforceable, and provide notice to the patent owner or the holder of the approved NDA. The patent owner or NDA holder would have 45 days from receipt of the notification of Acer’s Paragraph IV Certification to initiate a patent infringement action against Acer. If an infringement action is initiated, the approval of Acer’s NDA would be subject to a stay of up to 30 months or more while Acer defends against such a suit. Approval of Acer’s product candidates under Section 505(b)(2) may, therefore, be delayed until patent exclusivity expires or until Acer successfully challenges the applicability of those patents to Acer’s product candidates. Alternatively, Acer might elect a Section 505(b)(1) pathway to generate sufficient clinical data so that Acer would no longer need to rely on third-party data. However, a Section 505(b)(1) pathway would likely be costly and time-consuming and there would be no assurance that such data generated from such additional activities would be sufficient to seek or obtain approval.

Acer may not be able to obtain shortened review of Acer’s applications, and the FDA may not agree that Acer’s product candidates qualify for marketing approval. If Acer is required to generate additional data to support approval, Acer may be unable to meet anticipated or reasonable development and commercialization timelines, may be unable to generate the additional data at a reasonable cost, or at all, and may be unable to obtain marketing approval of Acer’s product candidates. If the FDA changes its interpretation of Section 505(b)(2) allowing reliance on data in a previously approved drug application owned by a third party, or if there is a change in the law affecting Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) application that Acer submits.

Marketing approval may be substantially delayed or may not be obtained for one or all of Acer’s product candidates if regulatory authorities require additional or more studies to assess the safety and efficacy of Acer’s product candidates. Acer could decide not to pursue further development of one or all of Acer’s product candidates, depending on, among other things, the expected time, cost, and risks associated with generating any such additional data.

Acer may be unable to initiate or complete development of Acer’s product candidates on schedule, if at all. The completion of the studies for certain of Acer’s product candidates will require Acer to obtain substantial additional funding beyond Acer’s current resources. In addition, regulatory authorities may require additional or more time-consuming studies to assess the safety or efficacy of Acer’s product candidates than Acer is currently planning. For example, in June 2019, Acer received a Complete Response Letter from the FDA regarding Acer’s NDA for EDSIVO™ for the treatment of vEDS. The Complete Response Letter stated that it will be necessary to conduct an adequate and well-controlled trial to determine whether celiprolol reduces the risk of clinical events in patients with vEDS. In light of the FDA’s Complete Response Letter regarding Acer’s NDA for EDSIVO™, Acer halted precommercial activities. In December 2019, Acer submitted a Formal Dispute Resolution Request to the Office of New Drugs appealing the FDA’s decision as outlined in the Complete Response Letter. In March 2020, Acer received a response to Acer’s Formal Dispute Resolution Request from the Office of New Drugs of the FDA stating that it had denied Acer’s appeal of the Complete Response Letter in relation to the NDA for EDSIVO™. In its Appeal Denied letter, the Office of New Drugs (i) described possible paths forward for Acer to explore that could provide the substantial evidence of effectiveness needed to support a potential resubmission of the EDSIVO™ NDA for the treatment of patients with vEDS with a confirmed COL3A1 mutation and (ii) referred to the FDA Guidance document issued in December 2019, where substantial evidence of effectiveness can be provided by two or more adequate and well-controlled studies demonstrating efficacy, or a single positive adequate and well-controlled study plus confirmatory evidence.

Following a Type B meeting with the FDA in the second quarter of 2021, Acer is now conducting a U.S.-based prospective, randomized, double-blind, placebo-controlled, decentralized pivotal clinical trial in patients with COL3A1-positive vEDS, which Acer refers to as the DiSCOVER trial. The proposed design features of the trial under SPA agreement with the FDA include: the acceptability of a decentralized (virtual) clinical trial design and use of an independent centralized adjudication committee; acceptability of a primary endpoint based on clinical events associated with disease outcome; agreement with modest safety data collection (based on the known safety profile of the drug); and a statistical plan that considers the rare disease classification of vEDS. In the fourth quarter of 2021, Acer submitted a protocol for the prospective pivotal trial, along with an IND. In April 2022, Acer received breakthrough therapy designation and reached agreement on a SPA in May 2022. The trial plan is to enroll approximately 150 COL3A1-positive vEDS patients in the U.S., and the duration of the trial is estimated to be approximately 3.5 years to complete once fully enrolled (based on statistical power calculations and based on 46 primary events). Additional capital will be needed to fund the trial through and beyond the third quarter of 2023. One interim analysis (based on 28 primary events) is planned at approximately 18 months after full enrollment. There can be no assurance that the resulting data from the trial would be adequate to support approval of Acer’s NDA. Acer may also conclude at any point that the cost, risk and uncertainty of obtaining that additional data does not justify continuing with the development of EDSIVO™.

Acer currently does not have, and may not be able to obtain, adequate funding to complete the necessary steps for approval for any or all of Acer’s product candidates. Additional delays may result if the FDA, an FDA Advisory Committee (if one is convened to review any NDA Acer file) or another regulatory authority indicates that a product candidate should not be approved or there should be restrictions on approval, such as the requirement for a Risk Evaluation and Mitigation Strategy (“REMS”), to ensure the safe use of the drug. Delays in marketing approval or rejections of applications for marketing approval in the U.S. or other markets may result from many factors, including:

•	the FDA’s or comparable foreign regulatory authorities’ disagreement with the design or implementation of any clinical trials Acer conducts or relies on for regulatory approval;

•	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

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regulatory questions or disagreement by the FDA or comparable regulatory authorities regarding interpretations of data and results and the emergence of new information regarding Acer’s current or future product candidates or the field of research;

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unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of Acer’s product candidates during clinical trials;

•	failure to meet the level of statistical significance required for approval;

•	inability to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	lack of adequate funding to commence or continue Acer’s clinical trials due to unforeseen costs or other business decisions;

•	regulatory authorities may find inadequate the manufacturing processes or facilities of the third-party manufacturers with which Acer contracts for clinical and commercial supplies;

•	Acer may have insufficient funds to pay the significant user fees required by the FDA upon the filing of an NDA, and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that would delay marketing approval.

The lengthy and unpredictable approval process, as well as the unpredictability of future clinical trial results, may result in Acer’s failure to obtain marketing approval to market Acer’s product candidates, which would significantly harm Acer’s business, results of operations and prospects and could lead to reduction in headcount.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. Clinical development of product candidates for rare diseases carries additional risks, such as recruiting patients in a very small patient population.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether marketing approval will be obtained for Acer’s current product candidates. Even if Acer believes the data collected from clinical trials of Acer’s current product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign authorities. Acer’s future clinical trial results may not be successful.

It is impossible to predict the extent to which the clinical trial process may be affected by legislative and regulatory developments. Due to these and other factors, Acer’s current product candidates or future product candidates could take a significantly longer time to gain marketing approval than expected or may never gain marketing approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of Acer’s current product candidates.

Preclinical trials must also be conducted in accordance with the FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including current Good Laboratory Practice (“cGLP”), an international standard meant to harmonize the conduct and quality of nonclinical studies and the archiving and reporting of findings. Preclinical studies including long-term toxicity studies and carcinogenicity studies in animals may result in findings that may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable cGLP standards or misconduct during the course of preclinical trials may invalidate the data and require one or more studies to be repeated or additional testing to be conducted.

Clinical trials must also be conducted in accordance with the FDA and comparable foreign authorities’ legal requirements, regulations or guidelines, including human subject protection requirements and cGCP. Clinical trials are subject to further oversight by these governmental agencies and Institutional Review Boards (“IRBs”), at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of Acer’s current product candidates produced under cGMP and other requirements. Clinical trials are usually conducted at multiple sites, potentially including some sites in countries outside the U.S. and the European Union, which may subject Acer to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of foreign and non-EU clinical research organizations, as well as expose Acer to risks associated with clinical investigators who are unknown to the FDA or the European regulatory authorities, and with different standards of diagnosis, screening and medical care.

The commencement and completion of clinical trials for Acer’s current product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize Acer to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of Acer’s clinical trials;

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failure to reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	negative or inconclusive results, which may require Acer to conduct additional preclinical or clinical trials or to abandon projects that Acer expects to be promising;

•	safety or tolerability concerns could cause Acer to suspend or terminate a trial if Acer finds that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that Acer or Acer’s investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	our third-party research and manufacturing contractors failing to comply with regulatory requirements or meet their contractual obligations to Acer in a timely manner, or at all;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of Acer’s current product candidates falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of Acer’s current product candidates to complete clinical trials, and

•	exceeding budgeted costs due to difficulty in predicting accurately the costs associated with clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications Acer is investigating. In addition, the ongoing COVID-19 pandemic may materially adversely affect Acer’s ability to recruit qualified subjects for Acer’s clinical trials for Acer’s product candidates. It is impossible to predict that impact on Acer’s clinical trials and Acer’s business.

There are significant requirements imposed on Acer and on clinical investigators who conduct clinical trials that Acer sponsors. Although Acer is responsible for selecting qualified clinical investigators, providing them with the information they need to conduct the clinical trial properly, ensuring proper monitoring of the clinical trial, and ensuring that the clinical trial is conducted in accordance with the general investigational plan and protocols contained in the IND, Acer cannot ensure the clinical investigators will maintain compliance with all regulatory requirements at all times. The pharmaceutical industry has experienced cases where clinical investigators have been found to incorrectly record data, omit data, or even falsify data. Acer cannot ensure that the clinical investigators in Acer’s trials will not make mistakes or otherwise compromise the integrity or validity of data, any of which would have a significant negative effect on Acer’s ability to obtain marketing approval, Acer’s business, and Acer’s financial condition.

Acer could encounter delays if a clinical trial is suspended or terminated by Acer, by the IRBs of the institutions in which such trial is being conducted, by the data safety monitoring board (“DSMB”) for such trial, or by the FDA or comparable foreign regulatory authorities. Acer or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Acer’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Acer experiences delays in the completion or termination of any clinical trial of Acer’s current product candidates, the commercial prospects of Acer’s current product candidates will be harmed, and Acer’s ability to generate product revenues from Acer’s product candidates will be delayed. In addition, any delays in completing Acer’s clinical trials will increase Acer’s costs, slow Acer’s development and approval process and jeopardize Acer’s ability to commence product sales and generate revenues. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of Acer’s product candidates.

Any of these occurrences could materially adversely affect Acer’s business, financial condition, results of operations, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of Acer’s current product candidates. Significant clinical trial delays could also allow Acer’s competitors to bring products to market before Acer is able to do so, shorten any periods during which Acer has the exclusive right to commercialize Acer’s current product candidates and impair Acer’s ability to commercialize Acer’s current product candidates, which may harm Acer’s business, financial condition, results of operations, and prospects.

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate Acer advances through clinical trials may not have favorable results in later clinical trials or receive marketing approval.

Clinical failure can occur at any stage of Acer’s clinical development. For example, topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women.

The results of preclinical studies and early clinical trials of Acer’s product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials may produce negative or inconclusive results, and Acer may decide, or regulators may require Acer, to conduct additional clinical or preclinical testing. Data obtained from tests are susceptible to varying interpretations, and regulators may not interpret Acer’s data as favorably as Acer does, which may delay, limit or prevent marketing approval.

In addition, the design of a clinical trial can determine whether Acer’s results will support approval of a product or approval of a product for desired indications, and flaws or shortcomings in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If one of Acer’s product candidates is found to be unsafe or lack efficacy, Acer will not be able to obtain marketing approval for it and Acer’s business would be harmed. For example, if the results of Acer’s clinical trials of Acer’s product candidates do not achieve pre-specified endpoints or Acer is unable to provide primary or secondary endpoint measurements deemed acceptable by the FDA or comparable foreign regulators or if Acer is unable to demonstrate an acceptable level of safety relative to the efficacy associated with Acer’s proposed indications, the prospects for approval of Acer’s product candidates would be materially and adversely affected. A number of companies in the pharmaceutical industry, including those with greater resources and experience than Acer, have suffered significant setbacks in Phase 2 and Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including differences in trial protocols and design, the size and type of the patient population, adherence to the dosing regimen and the rate of dropout among clinical trial participants. Acer does not know whether any clinical trials Acer may conduct will demonstrate consistent and/or adequate efficacy and safety to obtain marketing approval for Acer’s product candidates.

As an organization, Acer has limited experience in designing and completing clinical trials and may be unable to do so efficiently or at all for Acer’s current product candidates or any product candidate Acer develops.

Acer will need to conduct clinical trials of Acer’s product candidates. The conduct of clinical trials and the submission of a successful NDA is a complicated process. As an organization, Acer has limited experience in designing and completing clinical trials, and Acer has limited experience in preparing and submitting regulatory filings. Consequently, Acer may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of Acer’s product candidates. Acer may require more time and incur greater costs than anticipated and may not succeed in obtaining marketing approval of the product candidates Acer develops. Failure to commence or complete, or delays in, Acer’s planned clinical trials would prevent Acer from or delay Acer in commercializing Acer’s current product candidates or any other product candidate Acer develops.

Acer’s product candidates may cause undesirable adverse effects or have other properties that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if obtained.

Undesirable side effects caused by Acer’s product candidates could cause Acer or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or other comparable foreign authorities. If any of Acer’s current product candidates or any other product candidate Acer develops is associated with serious adverse, undesirable or unacceptable side effects, Acer may need to abandon such candidate’s development or limit development to certain uses or subpopulations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage or clinical testing have later been found to cause side effects that prevented further development of the compound. Results of Acer’s trials could reveal a high and unacceptable prevalence of these or other side effects. In such an event, Acer’s trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Acer to cease further development of or deny approval of Acer’s product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

For OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and for other product candidates that receive marketing approval, if any, and Acer or others may identify undesirable side effects caused by such products and a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	Acer may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing process for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a precaution, “black box” warning or other warnings or a contraindication;

•	Acer or Acer’s collaborators may be required to implement a REMS or create a medication guide outlining the risks of such side effect for distribution to patients;

•	Acer or Acer’s collaborators could be sued and held liable for harm caused to patients;

•	the product may become less competitive, or

•	our reputation may suffer.

Any of these events could prevent Acer from achieving or maintaining market acceptance of Acer’s product candidates, if approved, and could materially adversely affect Acer’s business, financial condition, results of operations and prospects.

Even if Acer receives marketing approval for Acer’s product candidates, such approved products will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, Acer’s product candidates, if approved, could be subject to labeling and other restrictions, and Acer may be subject to penalties and legal sanctions if Acer fails to comply with regulatory requirements or experience unanticipated problems with Acer’s approved products.

For OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and for other product candidates that receive marketing approval, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements.

These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP regulations and GCP for any clinical trials that Acer conducts post-approval. Any marketing approvals that Acer receives for Acer’s product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy.

Later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, or evidence of acts that raise questions about the integrity of data supporting the product approval, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Acer, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval, manufacturing or commercialization of Acer’s product candidates. Acer cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If Acer is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or Acer is not able to maintain regulatory compliance, Acer may lose any marketing approval that may have been obtained and Acer may not achieve or sustain profitability, which would adversely affect Acer’s business.

Agencies such as the FDA and national competition regulators in European countries regulate the promotion and uses of drugs not consistent with approved product labeling requirements. If Acer is found to have improperly promoted Acer’s current product candidates for uses beyond those that are approved, Acer may become subject to significant liability.

Regulatory authorities such as the FDA and national competition agencies in Europe strictly regulate the promotional claims that may be made about prescription products, such as OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as Acer’s product candidates, EDSIVO™, ACER-801, or ACER-2820, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or comparable foreign regulatory authorities as reflected in the product’s approved labeling, known as “off-label” use, nor may it be promoted prior to obtaining marketing approval. If Acer receives marketing approval for Acer’s product candidates for Acer’s proposed indications, physicians may nevertheless use Acer’s products for their patients in a manner that is inconsistent with the approved label if the physicians personally believe in their professional medical judgment it could be used in such manner. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, the FDA requires that promotional claims not be “false or misleading” as such terms are defined in the FDA’s regulations. For example, the FDA requires substantial evidence, which generally consists of two adequate and well-controlled clinical trials, for a company to make a claim that its product is superior to another product in terms of safety or effectiveness. Generally, unless Acer performs clinical trials meeting that standard comparing Acer’s product candidates to competitive products and these claims are approved in Acer’s product labeling, Acer will not be able promote Acer’s current product candidates as superior to other products. If Acer is found to have made such claims, Acer may become subject to significant liability. In the U.S., the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in improper promotion. The FDA has also requested that companies enter into consent decrees or corporate integrity agreements. The FDA could also seek permanent injunctions under which specified promotional conduct is monitored, changed or curtailed.

Acer’s current and future relationships with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors in the U.S. and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose Acer to sanctions.

Healthcare providers, physicians and third-party payors in the U.S. and elsewhere will play a primary role in the recommendation and prescription of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and for any other drug products for which Acer may obtain marketing approval. Acer’s current and future arrangements with healthcare professionals, investigators, consultants, collaborators, actual customers, potential customers and third-party payors may expose Acer to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which Acer sells, markets and distributes any drug candidates for which Acer obtains marketing approval. In addition, Acer may be subject to physician payment transparency laws and patient privacy and security regulation by the U.S. federal government and states and by the foreign jurisdictions in which Acer conducts Acer’s business. The applicable federal, state and foreign healthcare laws that may affect Acer’s ability to operate include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and its implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

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the federal Open Payments program, created under Section 6002 of the Patient Protection and Affordable Care Act (“the Affordable Care Act”) and its implementing regulations, which imposed annual reporting requirements for manufacturers of drugs, devices, biologicals and medical supplies for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, where failure to submit timely, accurately and completely the required information for all covered payments, transfers of value and ownership or investment interests may result in civil monetary penalties, and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Acer’s future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that Acer’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If Acer’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Acer, Acer may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Acer’s operations, which could significantly harm Acer’s business. If any of the physicians or other healthcare providers or entities with whom Acer expects to do business, including Acer’s current and future collaborators, if any, are found not to be in compliance with applicable laws, those persons or entities may be subject to criminal, civil or administrative sanctions, including exclusion from participation in government healthcare programs, which could also affect Acer’s business.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and healthcare spending on Acer is currently unknown and may adversely affect Acer’s business model.

In the U.S. and some foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of Acer’s drug candidates, restrict or regulate post-approval activities and affect Acer’s ability to profitably sell any drug candidates for which Acer obtains marketing approval.

Acer’s revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. Acer operates in a highly regulated industry and new laws and judicial decisions, or new interpretations of existing laws or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact Acer’s business, financial condition, results of operations and prospects. There is significant interest in promoting healthcare reform, as evidenced by the enactment in the U.S. of the Affordable Care Act. Among other things, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, revising the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, extending the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposing mandatory discounts for certain Medicare Part D beneficiaries, and subjecting drug manufacturers to payment of an annual fee.

Acer expects that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Acer receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Acer from being able to generate revenue or commercialize Acer’s drugs.

It is likely that federal and state legislatures within the U.S. and foreign governments will continue to consider changes to existing healthcare legislation including the Affordable Care Act. It is also possible that the executive branch may take certain steps by executive action which could modify or solidify aspects of the Affordable Care Act. Certain stakeholders are also pursuing litigation challenging certain provisions which, if successful, would have the effect of modifying some or all of the provisions of the Affordable Care Act. Acer cannot predict the reform initiatives that may be adopted or litigation outcomes in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

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the demand for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and for any other drug products for which Acer may obtain marketing approval;

•	our ability to set a price that Acer believes is fair for a product;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability, and

•	the level of taxes that Acer is required to pay.

If Acer fails to comply with environmental, health and safety laws and regulations, Acer could become subject to fines or penalties or incur costs that could have a material adverse effect on Acer’s business, financial condition or results of operations.

Acer’s research, development and commercialization activities and Acer’s third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of Acer’s product candidates and other hazardous compounds. Acer and Acer’s manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Acer’s and Acer’s manufacturers’ facilities pending their use and disposal. Acer cannot eliminate the risk of contamination, which could cause an interruption of Acer’s commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although Acer believes that the safety procedures utilized by Acer and Acer’s third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Acer cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Acer may be held liable for any resulting damages and such liability could exceed Acer’s resources and state or federal or other applicable authorities may curtail Acer’s use of specified materials and/or interrupt Acer’s business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. Acer cannot predict the impact of such changes and cannot be certain of Acer’s future compliance. Acer does not currently carry biological or hazardous waste insurance coverage.

Other Risks Related to Acer’s Business

If Acer fails to attract and retain key management and scientific personnel, Acer may be unable to successfully develop or commercialize Acer’s product candidates.

Acer’s success as a pharmaceutical company depends on Acer’s continued ability to attract, retain and motivate highly qualified management and scientific and clinical personnel. The loss of the services of any of Acer’s senior management could delay or prevent obtaining marketing approval or commercialization of Acer’s product candidates.

As of September 25, 2023, Acer had a workforce of 27 full-time employees, in addition to several consultants or independent contractors, to conduct Acer’s planned business operations. If Acer’s projections prove to be inaccurate or if Acer is forced to implement any workforce reductions, Acer may not have sufficient staffing to pursue Acer’s research and development goals.

Acer may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among pharmaceutical businesses, and other pharmaceutical, biotechnology and other businesses. Acer’s failure to attract, hire, integrate and retain qualified personnel could impair Acer’s ability to achieve Acer’s business objectives.

Acer may not be able to win government, academic institution or non-profit contracts or grants, which could affect the timing or continued development of one or more of Acer’s product candidates, and ACER-2820 in particular.

From time to time, Acer may apply for contracts or grants from government agencies, non-profit entities and academic institutions. For example, Acer is pursuing several financing options, including federally-funded research contracts and grants and other potentially non-dilutive funding sources, to fund Acer’s planned ACER-2820 development program for the potential treatment of patients with COVID-19. Such contracts or grants can be highly attractive because they provide capital to fund the ongoing development of Acer’s product candidates without diluting Acer’s stockholders. However, there is often significant competition for these contracts or grants. Entities offering contracts or grants may have requirements to apply for or to otherwise be eligible for certain contracts or grants that Acer’s competitors may be able to satisfy that Acer cannot. In addition, such entities may make unfavorable decisions as to whether to offer contracts or make grants, to whom the contracts or grants may or will be awarded and the size of the contracts or grants to each awardee. Even if Acer is able to satisfy the award requirements, there is no guarantee that Acer will be a successful awardee. Therefore, Acer may not be able to win any contracts or grants in a timely manner, if at all.

If a successful product liability claim or series of claims is brought against Acer for uninsured liabilities or in excess of insured liabilities, Acer could be forced to pay substantial damage awards.

The use of any of Acer’s product candidates in clinical trials, and the sale of any approved products such as OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, may expose Acer to product liability claims. Acer currently maintains product liability insurance coverage in amounts Acer considers to be reasonable for Acer’s stage of development. Acer intends to monitor the amount of coverage Acer maintains as Acer’s commercialization efforts progress for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and as the size and design of Acer’s clinical trials evolve, and if Acer is successful in such commercialization efforts or obtaining approval to commercialize any of Acer’s other product candidates, adjust the amount of coverage Acer maintains accordingly. However, there is no assurance that such insurance coverage will fully protect Acer against some or all of the claims to which Acer might become subject. Acer might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect Acer against potential losses. In the event a claim is brought against Acer, Acer might be required to pay legal and other expenses to defend the claim, as well as uncovered damages awards resulting from a claim brought successfully against Acer.

Furthermore, whether or not Acer is ultimately successful in defending any such claims, Acer might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm Acer’s business.

Acer’s employees, independent contractors, investigators, contract research organizations, consultants, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

Acer is exposed to the risk that Acer’s employees and other third parties may engage in fraudulent conduct or other illegal activity. Misconduct by employees and other third parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Acer that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Acer’s reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the precautions Acer takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Acer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against Acer, and Acer is not successful in defending ourselves or asserting Acer’s rights, those actions could have a significant impact on Acer’s business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of Acer’s operations, any of which could adversely affect Acer’s ability to operate.

Acer’s internal computer systems, or those of Acer’s development collaborators, third-party clinical research organizations or other contractors or consultants, may fail or suffer cybersecurity or other security breaches, which could result in a material disruption of Acer’s product development programs.

Despite the implementation of security measures, Acer’s internal computer systems and those of Acer’s current and any future CROs and other contractors, consultants and collaborators are vulnerable to cybersecurity breaches and damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. In addition, there has recently been a significant increase in ransomware and cybersecurity attacks related to the ongoing conflict between Russia and Ukraine, which could lead to interruptions, delays, or loss of critical data if Acer or one of Acer’s partners is the subject of such an attack. While Acer has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in Acer’s operations, it could result in a material disruption of Acer’s commercialization efforts, Acer’s development programs and Acer’s business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Acer’s marketing approval efforts and significantly increase Acer’s costs to recover or reproduce the data. Likewise, Acer intends to rely on third parties to manufacture Acer’s products and product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on Acer’s business. To the extent that any disruption or cybersecurity or other security breach were to result in a loss of, or damage to, Acer’s data or applications, or inappropriate disclosure of confidential or proprietary information, Acer could incur liability, Acer’s further development and commercialization efforts could be delayed, and Acer’s reputation could be harmed.

Risks Related to Commercialization of Acer’s Product Candidates

Even if Acer obtains the required regulatory approvals in the U.S. and other territories, the commercial success of Acer’s product candidates will depend on, among other factors, market awareness and acceptance of Acer’s product candidates.

Despite the FDA’s approval of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, and even if Acer obtains marketing approval for other product candidates, the products may not gain market acceptance among physicians, key opinion leaders, healthcare payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

•	the timing of market introduction;

•	the efficacy and safety of the product, as demonstrated in clinical trials;

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the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any precautions, warnings or contraindications that may be required on the label;

•	acceptance by physicians, key opinion leaders and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	the number and clinical profile of competing products;

•	the growth of drug markets in Acer’s various indications;

•	relative convenience and ease of administration;

•	marketing and distribution support;

•	the prevalence and severity of adverse side effects, and

•	the effectiveness of Acer’s sales and marketing efforts.

Market acceptance is critical to Acer’s ability to generate revenue. Any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that Acer expects, Acer may not be able to generate revenue and Acer’s business would suffer.

If the market opportunities for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, or for other product candidates to treat rare diseases are smaller than Acer believes they are, then Acer’s revenues may be adversely affected and Acer’s business may suffer.

The market for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS is limited, and the diseases that some of Acer’s current and future product candidates are being developed to address are rare. Acer’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with Acer’s product candidates, and Acer’s assumptions relating to pricing are based on estimates. Given the small number of patients who have some of the diseases that Acer is targeting, Acer’s eligible patient population and pricing estimates may differ significantly from the actual market addressable by Acer’s product candidates.

For OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer believes the prevalence is no more than approximately 2,100 individuals in the U.S. with a diagnosed patient population in the U.S. of only approximately 1,100. For Acer’s product candidate EDSIVO™ (celiprolol) for the treatment of vEDS patients with a confirmed type III collagen (COL3A1) mutation, it is estimated that there are up to 7,500 COL3A1-positive vEDS patients in the U.S. As new studies are performed the estimated prevalence of these diseases may change. The number of patients may turn out to be lower than expected. There can be no assurance that the prevalence of UCDs or vEDS in the study populations accurately reflect the prevalence of these diseases in the broader world population. If Acer’s estimates of the prevalence of UCDs or vEDS or of the number of patients who may benefit from treatment with OLPRUVA™ or EDSIVO™ prove to be incorrect, the market opportunities for OLPRUVA™ and for Acer’s other product candidates may be smaller than Acer believes they are, Acer’s prospects for generating revenue may be adversely affected and Acer’s business may suffer. Likewise, the potentially addressable patient population for OLPRUVA™ and for each of these other product candidates may be limited or may not be amenable to treatment with OLPRUVA™ or Acer’s other product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect Acer’s business, financial condition, results of operations and prospects.

If Acer decides not to pursue further development of ACER-801 (osanetant) for the treatment of vasomotor symptoms following Acer’s pause of that program to conduct a thorough review of the full data set from Acer’s Phase 2a proof of concept clinical trial, Acer will have significantly reduced Acer’s portfolio of development programs as well as a possible revenue source.

In March 2023 Acer announced that topline results from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe Vasomotor Symptoms (VMS) associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women. As a result, acer paused the ACER-801 program to conduct a thorough review of the full data set. If acer decides not to pursue further development of osanetant, Acer will have significantly reduced Acer’s portfolio of development programs as well as a possible revenue source.

Acer currently has limited marketing and sales experience. If Acer is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell Acer’s product candidates, Acer may be unable to generate any product sales revenue.

Acer has never commercialized a product candidate and, although commercial activities have recently begun for OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as precommercial activities for EDSIVO™ prior to Acer’s receipt of the FDA’s Complete Response Letters with respect to such development program, Acer currently does not have fully developed marketing, sales or distribution capabilities for any marketed products. In order to commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer is building marketing, sales, medical affairs, distribution, managerial and other non-technical capabilities or making arrangements with third parties to perform these services, any for any of Acer’s other product candidates that receive marketing approval Acer would have to build marketing, sales, medical affairs, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and Acer may not be successful in doing any of the foregoing. Building a targeted specialty sales force is expensive and time consuming. Any failure or delay in the development of Acer’s internal sales, marketing and distribution capabilities would adversely impact Acer’s commercialization efforts. Acer may choose to collaborate with third parties that have their own sales forces and established distribution systems, in lieu of or to augment any sales force and distribution systems Acer may create. If Acer is unable to enter into collaborations with third parties for the commercialization of approved product candidates, if any, on acceptable terms or at all, or if any such collaborator does not devote sufficient resources to the commercialization of Acer’s product or otherwise fails in commercialization efforts, Acer may not be able to successfully commercialize Acer’s product candidates that receive marketing approval. If Acer is not successful in commercializing Acer’s product candidates that receive marketing approval, either on Acer’s own or through collaborations with one or more third parties, Acer’s potential future revenue will be materially and adversely impacted, as well as the realizability of inventory costs which have been recorded to Acer’s balance sheet.

If Acer fails to enter into strategic relationships or collaborations, Acer’s business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Acer’s product development programs and the commercialization of Acer’s product candidates that receive marketing approval, including OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, will require substantial additional cash to fund expenses. Therefore, in addition to financing the development of Acer’s product candidates through additional equity financings or through debt financings, Acer may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of Acer’s product candidates and, with respect to OLPRUVA™ and in addition to the Exclusive License Agreement with Relief, for the commercialization of OLPRUVA™.

Acer faces significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. Acer may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. Acer may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, Acer may have to curtail the development of a particular product, reduce or delay one or more of Acer’s development programs, delay Acer’s potential commercialization or reduce the scope of Acer’s sales or marketing activities, or increase Acer’s expenditures and undertake development or commercialization activities at Acer’s own expense. If Acer elects to increase Acer’s expenditures to fund development or commercialization activities on Acer’s own, Acer may need to obtain additional capital, which may not be available to Acer on acceptable terms or at all. If Acer does not have sufficient funds, Acer will not be able to bring Acer’s product candidates to market and generate product revenue. Acer’s existing Exclusive License Agreement with Relief, and any other collaboration agreements, could be subject to the following risks, each of which may materially harm Acer’s business, commercialization prospects and financial condition:

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Acer may not be able to control the amount or timing of resources that the collaborator devotes to the product development program, or, where a product has been approved, the product commercialization program;

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the collaborator may experience financial difficulties and thus not commit sufficient financial resources to the product development program, or, where a product has been approved, the product commercialization program;

•	Acer may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

•	a collaborator could move forward with a competing product developed either independently or in collaboration with third parties, including Acer’s competitors, or

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness to complete its obligations under any arrangement.

Coverage and reimbursement may be limited or unavailable in certain market segments for Acer’s product candidates, which could make it difficult for Acer to sell Acer’s products profitably.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved pharmaceuticals. Market acceptance and sales of any approved product candidates will depend significantly on the availability of coverage and adequate reimbursement from third-party payors and may be affected by existing and future healthcare reform measures. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Government authorities and third-party payors, such as private health insurers, health maintenance organizations, and government payors like Medicare and Medicaid, decide which drugs they will pay for and establish reimbursement levels. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs and products. Coverage and reimbursement may not be available for any product that Acer commercializes and, even if coverage is provided, the level of reimbursement may not be satisfactory. Inadequate reimbursement levels may adversely affect the demand for, or the price of, any drug candidate for which Acer obtains marketing approval.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is, among other things:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective, and

•	neither experimental nor investigational.

Obtaining coverage and adequate reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require Acer to conduct expensive pharmacoeconomic studies and provide supporting scientific, clinical and cost-effectiveness data for the use of Acer’s products to the payor. Acer may not be able to provide data sufficient to gain acceptance with respect to coverage and adequate reimbursement. In addition to examining the medical necessity and cost-effectiveness of new products, coverage may be limited to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. There may also be formulary placements that result in lower reimbursement levels and higher cost-sharing borne by patients, any of which could have an adverse effect on Acer’s revenues and profits. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Acer to maintain price levels sufficient to realize an appropriate return on Acer’s investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular drug product does not ensure that other payors will also provide coverage for the drug product, or even if coverage is available, establish an adequate reimbursement rate. In addition, pricing of orphan and rare disease drug treatments is under increased pressure given the overall healthcare cost climate generally, and pricing of pharmaceutical products specifically.

Acer cannot be sure that coverage or adequate reimbursement will be available for any of Acer’s product candidates. Also, Acer cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, Acer’s products. If reimbursement is not available or is available only to limited levels, Acer may not be able to commercialize certain of Acer’s products. In the U.S., third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. Additionally, emphasis on managed care in the U.S. has increased and Acer expects will continue to increase the pressure on drug pricing. If third-party payors do not consider Acer’s products to be cost-effective compared to other available therapies, they may not cover the products for which Acer receives FDA approval or, if they do, the level of payment may not be sufficient to allow Acer to sell Acer’s products at a profit.

Coverage policies, third-party reimbursement rates and drug pricing regulation (including indirect techniques of pricing pressure, such as allowing reimportation from markets outside the U.S.) may change at any time, and there is the potential for significant movement in these areas in the foreseeable future. Even if favorable coverage and reimbursement status is attained for one or more products for which Acer receives marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Acer faces substantial competition, which may result in others discovering, developing or commercializing products for Acer’s targeted indications before, or more successfully, than Acer does.

The life sciences industry is highly competitive, and Acer faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are generally developing and marketing therapeutic products. Such competition may include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic companies and medical technology companies. Acer’s future success depends on Acer’s ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of Acer’s product candidates for the treatment of orphan and ultra-orphan diseases for which there is a small patient population in the U.S. A drug designated an Orphan Drug may receive up to seven years of exclusive marketing in the U.S. for that indication. Acer’s objective is to design, develop and commercialize product candidates by repurposing or reformulating existing drugs, generally for orphan diseases, with significant unmet medical needs.

Many of Acer’s potential competitors have significantly greater financial, manufacturing, marketing, development, technical and human resources than Acer does. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing clinical products. These companies also have significantly greater research and marketing capabilities than Acer does and may also have products that have been approved or are in late stages of development, and have collaborative arrangements in Acer’s target markets with leading companies and research institutions. Established companies may also invest heavily to accelerate discovery and development of compounds that could make the product candidates that Acer develops obsolete. As a result of all of these factors, the obtaining of Orphan Drug designation for Acer’s product candidates to treat rare diseases is highly desirable to Acer’s viability since Acer’s competitors may, among other things:

•	have greater name and brand recognition, financial and human resources;

•	develop and commercialize products that are or are perceived to be safer, more effective, less expensive, or more convenient or easier to administer;

•	obtain quicker marketing approval;

•	establish superior proprietary positions;

•	have access to more manufacturing capacity as well as to more cost-effective manufacturing capacity;

•	implement more effective approaches to sales and marketing, or

•	form more advantageous strategic alliances.

Should any of these events occur, Acer’s business, financial condition, results of operations, and prospects could be materially adversely affected. If Acer is not able to compete effectively against potential competitors, Acer’s business will not grow and Acer’s financial condition and operations will suffer.

Acer believes that Acer’s ability to successfully compete in the rare disease category will depend in part on Acer’s ability to obtain Orphan Drug designation for Acer’s product candidates to treat rare diseases as well as:

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to recruit and enroll patients for Acer’s clinical trials;

•	the results of Acer’s clinical trials and the efficacy and safety of Acer’s product candidates;

•	the speed at which Acer develops Acer’s product candidates;

•	achieving and maintaining compliance with regulatory requirements applicable to Acer’s business;

•	the timing and scope of regulatory approvals, including labeling;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare and Medicaid;

•	our ability to protect intellectual property rights related to Acer’s product candidates;

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our ability to commercialize and market OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as any of Acer’s other product candidates that may receive marketing approval;

•	our ability to manufacture and sell commercial quantities of any approved product candidates to the market

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acceptance of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as any of Acer’s other product candidates by physicians, other healthcare providers and patients, and

•	the cost of treatment in relation to alternative therapies.

If Acer’s competitors are able to obtain Orphan Drug exclusivity for their products that are the same drug as Acer’s product candidates, Acer may not be able to have competing products approved by the applicable regulatory authority for a significant period of time or benefit from that exclusivity.

Acer has Orphan Drug exclusivity designation in the U.S. and the European Union for OLPRUVA™ for MSUD and in the U.S. for EDSIVO™ for vEDS. If Acer is unable to maintain Acer’s current Orphan Drug exclusivities, it may have a material negative effect on Acer’s business.

Generally, if a product with an Orphan Drug designation subsequently receives the first marketing approval for the indication for which it has such designation, that product is entitled to a period of marketing exclusivity, which precludes the applicable regulatory authority from approving another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if the product no longer meets the criteria for Orphan Drug designation or if its commercialization is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to ensure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Maintaining Orphan Drug exclusivity for OLPRUVA™ and EDSIVO™ may be important to the product candidate’s success, which Acer may not be able to do. For example, if a competitive product that treats the same disease as Acer’s product candidate is shown to be clinically superior to Acer’s product candidate, any Orphan Drug exclusivity Acer has obtained will not block the approval of such competitive product and Acer may effectively lose what had previously been Orphan Drug exclusivity. Orphan Drug exclusivity for OLPRUVA™ or EDSIVO™ also will not bar the FDA from approving another celiprolol drug product or a sodium phenylbutyrate (“NaPB”) product, for another indication. In the U.S., reforms to the Orphan Drug Act, if enacted, could also materially affect Acer’s ability to maintain Orphan Drug exclusivity for OLPRUVA™ for MSUD and EDSIVO™ for vEDS.

Price controls, importation of drug products from outside the U.S., or other rules may be imposed in domestic or foreign markets, which may adversely affect Acer’s future profitability.

The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs and drug prices in general, including for therapies for rare diseases. These measures include price controls, transparency requirements triggered by the introduction of new high-cost drugs into the market, drug re-importation, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Some laws and regulations have already been enacted in these areas, and additional measures have been introduced or are under consideration at both the federal and state levels. Additionally, legislation that affects reimbursement for drugs with small patient populations could be adopted, limiting payments for pharmaceuticals such as Acer’s product candidates, which could adversely affect Acer’s potential future net revenue and results. Adoption of such controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures could limit payments for pharmaceuticals such as Acer’s drug product candidates and could adversely affect Acer’s net revenue and results.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. There is also the potential for a reference pricing system using drug prices from other countries, sometimes referred to as “most favored nation” treatment. In some countries, Acer may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Acer’s product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of Acer’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Acer’s business could be adversely affected.

Rapid technological change could make Acer’s product candidates obsolete.

Pharmaceutical technologies have undergone rapid and significant change, and Acer expects that they will continue to do so. As a result, there is significant risk that Acer’s product candidates may be rendered obsolete or uneconomical by new discoveries before Acer recovers all or any expenses incurred in connection with their development. If any of Acer’s product candidates are rendered obsolete by advancements in pharmaceutical technologies, Acer’s business will suffer.

Government controls and healthcare reform measures could adversely affect Acer’s business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions, there have been, and Acer expects that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some foreign countries, particularly in Europe, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, Acer may be required to conduct additional clinical trials that compare the cost-effectiveness of any product candidate to other available therapies. If reimbursement of any product candidate is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, Acer may be unable to achieve or sustain profitability in such country. In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for any product candidate covered by a Part D prescription drug plan will likely be lower than the prices that might otherwise be obtained outside of the Medicare Part D prescription drug plan. Moreover, while Medicare Part D applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

The U.S. and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Acer’s ability to sell any product candidate. Among policy-makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives and executive actions. There have been, and likely will continue to be, legislative and executive regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Acer cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect: the demand for any product candidate; the ability to set a price that Acer believes is fair for any product candidate; Acer’s ability to generate revenues and achieve or maintain profitability; the level of taxes that Acer is required to pay; and the availability of capital.

Risks Related to Third Parties

Acer relies on third-party suppliers and other third parties for manufacture of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as any of Acer’s other product candidates, and Acer’s dependence on these third parties may impair or delay the commercialization of OLPRUVA™ as well as the advancement of Acer’s research and development programs and the development of Acer’s other product candidates.

Acer does not currently own or operate manufacturing facilities for clinical or commercial production of Acer’s product candidates. Acer lacks the resources and the capability to manufacture OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, as well as any of Acer’s other product candidates on a clinical or commercial scale. Instead, Acer relies on, and expect to continue to rely on, third parties for the supply of raw materials and manufacture of drug supplies necessary to conduct Acer’s preclinical studies and clinical trials and for Acer’s commercialization efforts. Acer’s reliance on third parties may expose Acer to more risk than if Acer was itself to manufacture OLPRUVA™ or Acer’s other product candidates. Delays in production by third parties could delay Acer’s clinical trials or have an adverse impact on Acer’s commercial activities. In addition, the fact that Acer is dependent on third parties for the manufacture of and formulation of OLPRUVA™ and Acer’s other product candidates means that Acer is subject to the risk that OLPRUVA™ or Acer’s other product candidates may have manufacturing defects that Acer has limited ability to prevent or control. Although Acer oversees these activities to ensure compliance with Acer’s quality standards, budgets and timelines, Acer has had and will continue to have less control over the manufacturing of OLPRUVA™ and Acer’s other product candidates than potentially would be the case if Acer was itself to manufacture OLPRUVA™ or Acer’s other product candidates. Further, due to the ongoing impact of the COVID-19 pandemic, new pandemic lockdowns in China, global supply chain issues, Russia’s invasion of Ukraine, or other reasons, the third parties Acer deals with could experience increased costs in transportation, logistics, raw materials and other costs, may have difficulty sourcing raw materials, may have staffing difficulties, might undergo changes in priorities or may become financially distressed, which would adversely affect the manufacturing and production of Acer’s product candidates. In addition, a third party could be acquired by, or enter into an exclusive arrangement with, one of Acer’s competitors, which would adversely affect Acer’s ability to access the formulations Acer requires.

The facilities used by Acer’s current contract manufacturers and any future manufacturers to manufacture Acer’s product candidates must be inspected by the FDA after Acer submits Acer’s NDA for a product candidate. For example, the Complete Response Letter Acer received in June 2022 for OLPRUVA™ (before it was approved by the FDA in December 2022 for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS) identified satisfactory inspection of Acer’s packaging and labeling contract vendor as a necessary prerequisite to any approval for marketing. Acer does not control the manufacturing process of, and are completely dependent on, Acer’s contract manufacturers for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If Acer’s contract manufacturers cannot successfully manufacture material that conforms to Acer’s specifications and the strict regulatory requirements of the FDA or others, the FDA may refuse to approve any of Acer’s NDAs. If the FDA or a comparable foreign regulatory authority does not approve Acer’s NDA because of concerns about the manufacture of Acer’s product candidates or if significant manufacturing issues arise in the future, Acer may need to find alternative manufacturing facilities, which would significantly impact Acer’s ability to develop Acer’s product candidates, to obtain marketing approval of Acer’s NDA or to continue to market Acer’s product candidates, if approved. Although Acer is ultimately responsible for ensuring compliance with these regulatory requirements, Acer does not have day-to-day control over a contract manufacturing organization (“CMO”) or other third-party manufacturer’s compliance with applicable laws and regulations, including cGMPs and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject Acer to the risk that Acer may have to suspend the manufacturing of OLPRUVA™ or Acer’s other product candidates or that obtained approvals could be revoked, which would adversely affect Acer’s business and reputation. In addition, third-party contractors, such as Acer’s CMOs, may elect not to continue to work with Acer due to factors beyond Acer’s control. Although Acer has contracts in place, they may also refuse to work with Acer because of their own financial difficulties, business priorities or other reasons, at a time that is costly or otherwise inconvenient for Acer. If Acer was unable to find adequate replacement or another acceptable solution in time, Acer’s clinical trials could be delayed or Acer’s commercial activities could be harmed.

Problems with the quality of the work of third parties may lead Acer to seek to terminate Acer’s working relationships and use alternative service providers. However, making this change may be costly and may delay clinical trials. In addition, it may be very challenging, and in some cases impossible, to find replacement service providers that can develop and manufacture Acer’s drug candidates in an acceptable manner and at an acceptable cost and on a timely basis. The sale of products containing any defects or any delays in the supply of necessary services could adversely affect Acer’s business, financial condition, results of operations, and prospects.

Growth in the costs and expenses of components or raw materials may also adversely affect Acer’s business, financial condition, results of operations, and prospects. Supply sources could be interrupted from time to time and, if interrupted, supplies may not be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

Acer plans to rely on third parties to conduct clinical trials for Acer’s product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, it may cause delays in commencing and completing clinical trials of Acer’s product candidates or Acer may be unable to obtain marketing approval for or commercialize Acer’s product candidates.

Clinical trials must meet applicable FDA and foreign regulatory requirements. Acer does not have the ability to independently conduct clinical trials for any of Acer’s product candidates. Acer has and will continue to rely on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories, to conduct all of Acer’s clinical trials of Acer’s product candidates; however, Acer remains responsible for ensuring that each of Acer’s clinical trials is conducted in accordance with Acer’s investigational plan and protocol. Moreover, the FDA and other foreign regulatory authorities require Acer to comply with IND and human subject protection regulations and current good clinical practice standards, commonly referred to as GCPs, for conducting, monitoring, recording, and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Acer’s reliance on third parties does not relieve Acer of these responsibilities and requirements. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Acer or any of Acer’s third-party contractors fail to comply with applicable GCPs, the clinical data generated in Acer’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Acer to perform additional clinical trials before approving Acer’s marketing applications. There is no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Acer’s clinical trials comply with GCPs. Acer’s failure to comply with these regulations may require Acer to repeat clinical trials, which would delay the marketing approval process.

There are significant requirements imposed on Acer and on clinical investigators who conduct clinical trials that Acer sponsors. Although Acer is responsible for selecting qualified CROs or clinical investigators, providing them with the information they need to conduct the clinical trials properly, ensuring proper monitoring of the clinical trials, and ensuring that the clinical trials are conducted in accordance with the general investigational plan and protocols contained in the IND, Acer cannot ensure that the CROs or clinical investigators will maintain compliance with all regulatory requirements at all times. The pharmaceutical industry has experienced cases where clinical investigators have been found to incorrectly record data, omit data, or even falsify data. Acer cannot ensure that the CROs or clinical investigators in Acer’s trials will not make mistakes or otherwise compromise the integrity or validity of data, any of which would have a significant negative effect on Acer’s ability to obtain marketing approval, Acer’s business, and Acer’s financial condition.

Acer or the third parties Acer relies on may encounter problems in clinical trials that may cause Acer or the FDA or foreign regulatory agencies to delay, suspend or terminate Acer’s clinical trials at any phase. These problems could include the possibility that Acer may not be able to manufacture sufficient quantities of materials for use in Acer’s clinical trials, conduct clinical trials at Acer’s preferred sites, enroll a sufficient number of patients for Acer’s clinical trials at one or more sites, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, we, the FDA or foreign regulatory agencies may suspend clinical trials of Acer’s product candidates at any time if Acer or they believe the subjects participating in the trials are being exposed to unacceptable health risks, whether as a result of adverse events occurring in Acer’s trials or otherwise, or if Acer or they find deficiencies in the clinical trial process or conduct of the investigation.

The FDA and foreign regulatory agencies could also require additional clinical trials before or after granting of marketing approval for any products, which would result in increased costs and significant delays in the development and commercialization of such products and could result in the withdrawal of such products from the market after obtaining marketing approval. Acer’s failure to adequately demonstrate the safety and efficacy of a product candidate in clinical development could delay or prevent obtaining marketing approval of the product candidate and, after obtaining marketing approval, data from post-approval studies could result in the product being withdrawn from the market, either of which would likely have a material adverse effect on Acer’s business.

In addition, the above risks are compounded by uncertainties related to the ongoing COVID-19 pandemic, which could affect Acer’s CROs’ businesses internally (for example, maintaining staffing levels and ongoing financial viability), as well as their ability to perform their obligations to Acer under Acer’s agreements (such as recruitment of subjects for clinical trials in an increasingly uncertain and competitive business environment).

Risks Related to Acer’s Intellectual Property

Acer’s proprietary rights may not adequately protect Acer’s technologies and product candidates.

Acer’s commercial success will depend in part on Acer’s ability to obtain patents and protect Acer’s existing patent position as well as Acer’s ability to maintain adequate protection of other intellectual property for Acer’s technologies, product candidates, and any future products in the U.S. and other countries. If Acer does not adequately protect Acer’s intellectual property, competitors may be able to use Acer’s technologies and erode or negate any competitive advantage Acer may have, which could harm Acer’s business and ability to achieve profitability. The laws of some foreign countries do not protect Acer’s proprietary rights to the same extent or in the same manner as U.S. laws, and Acer may encounter significant problems in protecting and defending Acer’s proprietary rights in these countries. Acer will be able to protect Acer’s proprietary rights from unauthorized use by third parties only to the extent that Acer’s proprietary technologies, product candidates and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

Acer applies for patents covering both Acer’s technologies and product candidates, as Acer deems appropriate. However, Acer may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Acer’s existing patents and any future patents Acer obtains may not be sufficiently broad to prevent others from practicing Acer’s technologies or from developing competing products and technologies. Acer cannot be certain that Acer’s patent applications will be approved or that any patents issued will adequately protect Acer’s intellectual property.

While Acer is responsible for and typically have control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling OLPRUVA™, EDSIVO™, or ACER-801, Acer may lose any such rights if Acer decides to allow any licensed patent to lapse. If Acer fails to appropriately prosecute and maintain patent protection for any of Acer’s product candidates, Acer’s ability to develop and commercialize those product candidates may be adversely affected and Acer may not be able to prevent competitors from making, using and selling competing products.

Moreover, the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles are evolving and remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, Acer does not know whether:

•	Acer or Acer’s licensors were the first to make the inventions covered by each of Acer’s issued patents and pending patent applications;

•	Acer or Acer’s licensors were the first to file patent applications for these inventions;

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any of the patents that cover Acer’s product candidates will be eligible to be listed in the FDA’s compendium of “Approved Drug Products with Therapeutic Equivalence Evaluation,” sometimes referred to as the FDA’s Orange Book;

•	others will independently develop similar or alternative technologies or duplicate any of Acer’s technologies;

•	any of Acer’s or Acer’s licensors’ pending patent applications will result in issued patents;

•	any of Acer’s or Acer’s licensors’ patents will be valid or enforceable;

•	any patents issued to Acer or Acer’s licensors and collaborators will provide Acer with any competitive advantages, or will be challenged by third parties;

•	Acer will develop additional proprietary technologies that are patentable;

•	the U.S. government will exercise any of its statutory rights to Acer’s intellectual property that was developed with government funding, or

•	our business may infringe the patents or other proprietary rights of others.

The actual protection afforded by a patent varies based on products or processes, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, the validity and enforceability of the patents and Acer’s financial ability to enforce Acer’s patents and other intellectual property. Acer’s ability to maintain and solidify Acer’s proprietary position for Acer’s products will depend on Acer’s success in obtaining effective claims and enforcing those claims once granted. Acer’s issued patents and those that may issue in the future, or those licensed to Acer, may be challenged, narrowed, invalidated or circumvented, and the rights granted under any issued patents may not provide Acer with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of Acer’s product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Acer may also rely on trade secrets to protect some of Acer’s technology, especially where Acer does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While Acer uses reasonable efforts to protect Acer’s trade secrets, Acer or any of Acer’s collaborators’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose Acer’s proprietary information to competitors and Acer may not have adequate remedies in respect of that disclosure. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If Acer’s competitors independently develop equivalent knowledge, methods and know-how, Acer would not be able to assert Acer’s trade secrets against them and Acer’s business could be harmed.

Acer is a party to license or similar agreements under which Acer licenses intellectual property, data, and/or receive commercialization rights relating to OLPRUVA™, EDSIVO™ and ACER-801. If Acer fails to comply with obligations in such agreements or otherwise experience disruptions to Acer’s business relationships with Acer’s licensors, Acer could lose license rights that are important to Acer’s business; any termination of such agreements would adversely affect Acer’s business.

In April 2014, Acer entered into an agreement with Baylor College of Medicine pursuant to which Acer obtained an exclusive worldwide license to develop and commercialize NaPB (OLPRUVA™) for treatment of MSUD. In August 2016, Acer entered into an agreement with Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou (“AP-HP”), pursuant to which Acer obtained an exclusive worldwide right to access and use data from the Ong trial, which Acer used to support an NDA filing for EDSIVO™ for the treatment of vEDS. In September 2018, Acer entered into an additional agreement with AP-HP pursuant to which Acer obtained the exclusive worldwide intellectual property rights to three European patent applications relating to certain uses of celiprolol including (i) the optimal dose of celiprolol in treating vEDS patients, (ii) the use of celiprolol during pregnancy and (iii) the use of celiprolol to treat kyphoscoliotic Ehlers-Danlos syndrome (type VI). In December 2018, Acer entered into an exclusive license agreement with Sanofi granting Acer worldwide rights to ACER-801, a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. Under each license agreement, Acer is subject to commercialization and development diligence obligations, royalty payments and other obligations. If Acer fails to comply with any of these obligations or otherwise breach any of these license agreements, the licensor may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. The loss of the licenses granted to Acer under Acer’s agreements with these licensors or the rights provided therein would prevent Acer from developing, manufacturing or marketing products covered by the license or subject to supply commitments, and could materially harm Acer’s business, financial condition, results of operations and prospects.

Acer may not be able to protect Acer’s intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Acer’s intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, Acer may not be able to prevent third parties from practicing Acer’s inventions in all countries outside the U.S., or from selling or importing products made using Acer’s inventions in and into the U.S. or other jurisdictions. Competitors may use Acer’s technologies in jurisdictions where Acer has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Acer has patent protection, but enforcement rights are not as strong as those in the U.S. These products may compete with Acer’s product candidates in jurisdictions where Acer does not have any issued patents and Acer’s patent claims or other intellectual rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Acer to stop the infringement of Acer’s patents generally. Proceedings to enforce Acer’s patent rights in foreign jurisdictions could result in substantial costs and divert Acer’s efforts and attention from other aspects of Acer’s business, could put Acer’s patents at risk of being invalidated or interpreted narrowly and Acer’s patent applications at risk of not issuing and could provoke third parties to assert claims against Acer. Acer may not prevail in any lawsuits that Acer initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Acer’s efforts to enforce Acer’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Acer develops or license.

The patent protection for Acer’s product candidates may expire before Acer is able to maximize their commercial value, which may subject Acer to increased competition and reduce or eliminate Acer’s opportunity to generate product revenue.

The patents for Acer’s product candidates have varying expiration dates and, if these patents expire, Acer may be subject to increased competition and Acer may not be able to recover Acer’s development costs or market any of Acer’s approved products profitably. In some of the larger potential market territories, such as the U.S. and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. For example, depending on the timing, duration and specifics of FDA marketing approval of Acer’s product candidates, if any, one of the U.S. patents covering each of such approved product(s) or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA-approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of Acer’s product candidates.

Nevertheless, Acer may not be granted patent term extension either in the U.S. or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than Acer requests. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, Acer may not be able to qualify the product or obtain the exclusive time period. If Acer is unable to obtain patent term extension/restoration or some other exclusivity, Acer could be subject to increased competition and Acer’s opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, Acer may not have sufficient time to recover Acer’s development costs prior to the expiration of Acer’s U.S. and foreign patents.

Obtaining and maintaining Acer’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and Acer’s patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office (“USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. Acer employs an outside firm and rely on Acer’s outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If Acer fails to maintain the patents and patent applications directed to Acer’s product candidates, Acer’s competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on Acer’s business.

Acer may become involved in lawsuits to protect Acer’s patents or other intellectual property rights, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe Acer’s patents or other intellectual property rights. To counter infringement or unauthorized use, Acer may be required to file infringement claims, directly or through Acer’s licensors, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of Acer’s licensor is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that Acer’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of the patents Acer licenses at risk of being invalidated or interpreted narrowly and could put Acer’s licensors’ patent applications at risk of not issuing.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to Acer’s patents or the patents of Acer’s licensors. An unfavorable outcome could require Acer to cease using the technology or to attempt to license rights to it from the prevailing party. Acer’s business could be harmed if a prevailing party does not offer Acer a license on terms that are acceptable to Acer. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of Acer’s management and other employees. Acer may not be able to prevent, alone or with Acer’s licensors, misappropriation of Acer’s proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S. In addition, potential infringers of Acer’s intellectual property rights may have substantially more resources than Acer does to defend their position, which could adversely affect the outcome of any such dispute.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Acer’s confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Acer’s common stock.

Third-party claims of intellectual property infringement or misappropriation may adversely affect Acer’s business and could prevent Acer from developing or commercializing Acer’s product candidates.

Acer’s commercial success depends in part on Acer not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex-parte review and inter partes reexamination and post-grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which Acer is developing and may develop Acer’s product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Acer’s product candidates may be subject to claims of infringement of the patent rights of third parties. If a third party claims that Acer infringes on their products or technology, Acer could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from Acer’s core business;

•	substantial damages for past infringement, which Acer may have to pay if a court decides that Acer’s product infringes on a competitor’s patent;

•	a court prohibiting Acer from selling or licensing Acer’s product unless the patent holder licenses the patent to Acer, which the collaborator would not be required to do;

•	if a license is available from a patent holder, Acer may have to pay substantial royalties or grant cross licenses to Acer’s patents, and

•	redesigning Acer’s processes so they do not infringe, which may not be possible or could require substantial funds and time.

Third parties may assert that Acer is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of OLPRUVA™ or Acer’s other product candidates that Acer failed to identify. For example, certain applications that will not be filed outside the U.S. remain confidential until issued as patents. Patent applications in the U.S. and elsewhere are otherwise generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering OLPRUVA™ or Acer’s other product candidates could have been filed by others without the knowledge of Acer or Acer’s licensors. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover OLPRUVA™ or Acer’s other product candidates or the use or manufacture of OLPRUVA™ or Acer’s other product candidates. Acer may also face a claim of misappropriation if a third party believes that Acer inappropriately obtained and used trade secrets of such third party. If Acer is found to have misappropriated a third party’s trade secrets, Acer may be prevented from further using such trade secrets, limiting Acer’s ability to develop Acer’s product candidates, and Acer may be required to pay damages.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of Acer’s materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block Acer’s ability to develop and commercialize the applicable product candidate until such patent expired or unless Acer obtains a license. These licenses may not be available on acceptable terms, if at all. Even if Acer was able to obtain a license, the rights may be nonexclusive, which could result in Acer’s competitors gaining access to the same intellectual property.

Ultimately, Acer could be prevented from commercializing a product, or be forced to cease some aspect of Acer’s business operations, if, as a result of actual or threatened patent infringement claims, Acer is unable to enter into licenses on acceptable terms.

Parties making claims against Acer may obtain injunctive or other equitable relief, which could effectively block Acer’s ability to further develop and commercialize one or more of OLPRUVA™ or Acer’s other product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if Acer was to ultimately prevail, or to settle at an early stage, such litigation could burden Acer with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of Acer’s management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against Acer, Acer may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign Acer’s infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on Acer’s ability to raise the funds necessary to continue Acer’s commercialization efforts, continue Acer’s clinical trials, continue Acer’s research programs, license necessary technology from third parties, or enter into development collaborations that would help Acer bring OLPRUVA™ or Acer’s other product candidates to market.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Acer’s ability to protect Acer’s product candidates.

As is the case with other pharmaceutical companies, Acer’s success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents and patent rights. Obtaining and enforcing patents and patent rights in the specialty pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, several recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Acer’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents and patent rights, once obtained.

For Acer’s U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act (the “America Invents Act” or “AIA”) was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, reviewed after issuance, and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of Acer’s business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of patent rights, all of which could have a material adverse effect on Acer’s business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the U.S. transitioned to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before the filing of a patent application by a licensor or Acer could therefore be awarded a patent covering an invention of ours even if said licensor or Acer had made the invention before it was made by the third party. This will require Acer to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Acer’s ability to obtain and maintain valid and enforceable patent rights depends on whether the differences between the licensor’s or Acer’s technology and the prior art allow Acer’s technology to be patentable over the prior art. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, Acer cannot be certain that a licensor or Acer was the first to either (a) file any patent application related to Acer’s product candidates or (b) invent any of the inventions claimed in Acer’s patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid as unpatentable even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent rights that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Acer’s ability to obtain new patents or to enforce Acer’s existing patents and patents that Acer might obtain in the future.

Intellectual property rights do not address all potential threats to Acer’s competitive advantage.

The degree of future protection afforded by Acer’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Acer’s business, or permit Acer to maintain Acer’s competitive advantage. The following examples are illustrative:

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Others may be able to make products that are similar to Acer’s product candidates but that are not covered by the claims of the patents that Acer licenses from others or may license or own in the future;

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of Acer’s technologies without infringing Acer’s intellectual property rights;

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Any of Acer’s collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that Acer licenses or will, in the future, own or license;

•	Any of Acer’s collaborators might not have been the first to file patent applications covering certain of the patents or patent applications that Acer licenses or will, in the future, license;

•	Issued patents that have been licensed to Acer may not provide Acer with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Acer’s competitors;

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Acer’s competitors might conduct research and development activities in countries where Acer does not have license rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in Acer’s major commercial markets;

•	Ownership of patents or patent applications licensed to Acer may be challenged by third parties; and

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on Acer’s business.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

Acer considers proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to Acer’s business. Acer may rely on trade secrets and/or confidential know-how to protect Acer’s technology, especially where patent protection is believed by Acer to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, Acer’s policy is to require Acer’s employees, consultants, contractors and advisors to enter into confidentiality agreements with Acer. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose Acer’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect Acer’s competitive position. Moreover, Acer’s competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, Acer’s competitors could limit Acer’s use of Acer’s trade secrets and/or confidential know-how.

Acer may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of OLPRUVA™ or Acer’s other product candidates. It may be necessary for Acer to use the patented or proprietary technology of third parties to commercialize OLPRUVA™ or Acer’s other product candidates, in which case Acer would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm Acer’s business.

Acer may be subject to claims that Acer’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Acer has received confidential and proprietary information from third parties. In addition, Acer employs individuals who were previously employed at other biotechnology or pharmaceutical companies. Acer may be subject to claims that Acer or Acer’s employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or Acer’s employees’ former employers.

Further, Acer may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing Acer’s product candidates. Acer may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in Acer’s patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging Acer’s right to and use of confidential and proprietary information. If Acer fails in defending any such claims, in addition to paying monetary damages, Acer may lose Acer’s rights therein. Such an outcome could have a material adverse effect on Acer’s business.

Even if Acer is successful in defending against these claims, litigation could result in substantial cost and be a distraction to Acer’s management and employees.

Acer may be subject to claims challenging the inventorship or ownership of Acer’s patents and other intellectual property.

Acer may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in Acer’s patents and other intellectual property. Acer may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing Acer’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If Acer fails in defending any such claims, in addition to paying monetary damages, Acer may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Acer’s business. Even if Acer is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Acer’s reliance on third parties requires Acer to share Acer’s trade secrets, which increases the possibility that a competitor will discover them or that Acer’s trade secrets will be misappropriated or disclosed.

Because Acer relies on third parties to assist with research and development and to manufacture Acer’s product candidates, Acer must, at times, share trade secrets with them. Acer seeks to protect Acer’s proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with Acer’s advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Acer’s confidential information, including Acer’s trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Acer’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Acer’s proprietary position is based, in part, on Acer’s know-how and trade secrets, a competitor’s discovery of Acer’s trade secrets or other unauthorized use or disclosure would impair Acer’s competitive position and may have a material adverse effect on Acer’s business.

In addition, these agreements typically restrict the ability of Acer’s advisors, employees, third-party contractors and consultants to publish data potentially relating to Acer’s trade secrets, although Acer’s agreements may contain certain limited publication rights. For example, any academic institution that Acer may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that Acer is notified in advance and given the opportunity to delay publication for a limited time period in order for Acer to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future Acer may also conduct joint research and development programs that may require Acer to share trade secrets under the terms of Acer’s research and development or similar agreements. Despite Acer’s efforts to protect Acer’s trade secrets, Acer’s competitors may discover Acer’s trade secrets, either through breach of Acer’s agreements with third parties, independent development or publication of information by any of Acer’s third-party collaborators. A competitor’s discovery of Acer’s trade secrets would impair Acer’s competitive position and have an adverse impact on Acer’s business.

Risks Related to Acer’s Securities

Acer’s share price is very volatile, may not reflect the underlying value of Acer’s net assets or business prospects, and you may not be able to resell your shares at a profit or at all.

The market price of Acer’s common stock could be subject to significant fluctuations. The market prices for securities of pharmaceutical and biotechnology companies, and early-stage drug discovery and development companies like ours in particular, have historically been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of Acer’s common stock:

•	announcements of significant changes in Acer’s business or operations;

•	the development status of any of Acer’s drug candidates, including clinical study results and determinations by regulatory authorities with respect thereto;

•	the commercialization status of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS;

•	the initiation, termination or reduction in the scope of any collaboration arrangements or any disputes or developments regarding such collaborations;

•	market conditions;

•	the impact of short selling or the impact of a potential “short squeeze” resulting from a sudden increase in demand for Acer’s stock;

•	our capital and Acer’s inability to obtain additional funding;

•	announcements of technological innovations, new commercial products, or other material events by Acer’s competitors or by Acer;

•	disputes or other developments concerning Acer’s proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of Acer’s financial performance;

•	additions or departures of key personnel;

•	discussions of Acer’s business, products, financial performance, prospects or stock price by the financial and scientific press and online investor communities;

•	public concern as to, and legislative action with respect to, the pricing and availability of prescription drugs or the safety of drugs and drug delivery techniques;

•	regulatory developments in the U.S. and in foreign countries;

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dilutive effects of sales of shares of common stock by Acer or Acer’s stockholders, including by holders of the Marathon Convertible Notes upon conversion, and sales of common stock acquired upon exercise by the holders of options, and

•	our ability to sell shares of common stock pursuant to Acer’s at-the-market facility with Jones Trading Institutional Services and Roth Capital Partners, LLC.

Broad market and industry factors, as well as economic and political factors, also may materially adversely affect the market price of Acer’s common stock. As noted, the short-, medium-, and long-term impacts of the COVID-19 pandemic on the U.S. and global economies generally, and on Acer’s business specifically, are difficult to predict.

Acer does not currently, and in the future Acer may not be able to comply with the Nasdaq Capital Market’s continued listing standards for Acer’s common stock, which could result in Acer’s common stock being delisted from the Nasdaq Capital Market as well as a number of negative implications, including reduced market price and liquidity of Acer’s common stock, the potential loss of confidence by suppliers, partners, employees and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of or events of default under certain contractual obligations (including an event of default under the loan agreement for the Marathon Convertible Notes).

The Nasdaq Capital Market’s continued listing standards for Acer’s common stock require, among other things, that Acer maintains either (i) stockholders’ equity of $2.5 million, (ii) Market Value of Listed Securities (“MVLS”) of $35.0 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On May 3, 2023, Acer received a letter from the listing qualifications department staff of Nasdaq indicating that for the last 30 consecutive business days, Acer’s minimum MVLS was below the minimum of $35.0 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). In accordance with Nasdaq listing rules, Acer has 180 calendar days, or until October 30, 2023, to regain compliance with respect to Acer’s minimum MVLS.

In addition, pursuant to Nasdaq Listing Rules, Acer is required to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. On June 5, 2023, Acer received another letter from the listing qualifications department staff of Nasdaq indicating that Acer is not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(a)(2). In accordance with Nasdaq listing rules, Acer has 180 calendar days, or until December 4, 2023, to regain compliance with respect to the minimum bid price requirement (i.e., the closing bid price of Acer’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the compliance period ending December 4, 2023).

There can be no assurance that Acer will be able to regain or maintain compliance with Nasdaq listing standards. Acer’s failure to continue to meet these requirements could result in Acer’s common stock being delisted from the Nasdaq Capital Market. If Acer’s common stock were delisted from the Nasdaq Capital Market, among other things, this could result in a number of negative implications, including reduced market price and liquidity of Acer’s common stock as a result of the loss of market efficiencies associated with the Nasdaq, the loss of federal preemption of state securities laws, as well as the potential loss of confidence by suppliers, partners, employees and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of or events of default under certain contractual obligations (including an event of default under the loan agreement for the Marathon Convertible Notes).

Acer has been a defendant in securities litigation in the past and may become the target of securities litigation in the future, which may be costly and time-consuming to defend.

Following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation. This risk is especially relevant for Acer because pharmaceutical companies like Acer have experienced significant stock price volatility in recent years. For example, Acer was named in a putative securities class action complaint and several stockholder derivative actions, which have been subsequently settled, as a result of the decline in Acer’s stock price following a 2019 Complete Response Letter from the FDA regarding Acer’s NDA for EDSIVO™. If Acer become involved in this type of litigation in the future, regardless of the outcome, Acer could incur substantial legal costs and Acer’s management’s attention could be diverted from the operation of Acer’s business, causing Acer’s business to suffer.

Acer’s “blank check” preferred stock could be issued to prevent a business combination not desired by management or Acer’s majority stockholders.

Acer’s charter authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined by Acer’s Board of Directors without stockholder approval. Acer’s preferred stock could be utilized as a method of discouraging, delaying, or preventing a change in control and as a method of preventing stockholders from receiving a premium for their shares in connection with a change of control.

Future sales of Acer’s common stock or the issuance of additional debt, convertible debt or other equity securities could cause dilution, and the sale of such common stock by Acer or by holders of Acer’s Marathon Convertible Notes, or the perception that such sales may occur, could cause the price of Acer’s stock to decline.

Sales of additional shares of Acer common stock, as well as securities convertible into or exercisable for common stock, could result in substantial dilution to Acer’s stockholders and cause the market price of Acer’s common stock to decline. An aggregate of 24,463,726 shares of common stock were outstanding as of August 1, 2023. As of such date, another 3,011,506 shares of common stock were issuable upon exercise of outstanding options, 1,000,000 shares of common stock were issuable upon exercise of warrants issued to SWK pursuant to the SWK Credit Agreement, the Marathon Convertible Notes were outstanding and convertible by the holders into shares of common stock (including 2,400,000 shares upon conversion of the original principal amount, without taking into account the limitations on the conversion of the Marathon Convertible Notes, plus additional shares if accrued but unpaid interest on the Marathon Convertible Notes is converted into shares of common stock), and 2,920,306 shares of common stock were issuable pursuant to a common stock purchase warrant Acer sold in a private placement concurrent with the March 2023 Offering (as defined below). A substantial majority of the outstanding shares of Acer’s common stock, as well as a substantial majority of the shares of common stock issuable upon exercise of outstanding options, are freely tradable without restriction or further registration under the Securities Act.

Acer may sell additional shares of common stock, as well as securities convertible into or exercisable for common stock, in subsequent public or private offerings. For example, Acer sold 2,335,000 shares of common stock and pre-funded warrants to purchase up to 585,306 shares of common stock pursuant to a registered direct offering as well as warrants to purchase up to 2,920,306 shares of common stock in a concurrent private placement which closed on March 24, 2023 (the “March 2023 Offering”). Acer may also issue additional shares of common stock, as well as securities convertible into or exercisable for common stock, to finance future acquisitions. Acer will need to raise additional capital in order to initiate or complete additional development activities for all of Acer’s product candidates or to pursue additional disease indications for Acer’s product candidates, and this may require Acer to issue a substantial amount of securities (including common stock as well as securities convertible into or exercisable for common stock). There can be no assurance that Acer’s capital raising efforts will be able to attract the capital needed to execute on Acer’s business plan and sustain Acer’s operations. Moreover, Acer cannot predict the size of future issuances of Acer’s common stock, as well as securities convertible into or exercisable for common stock, or the effect, if any, that future issuances and sales of Acer’s securities will have on the market price of Acer’s common stock. Sales of substantial amounts of Acer’s common stock by Acer or by the holders of Acer’s Marathon Convertible Notes, as well as securities convertible into or exercisable for common stock, including shares issued in connection with an acquisition or securing funds to complete any clinical trial plans, or the perception that such sales could occur, may result in substantial dilution and may adversely affect prevailing market prices for Acer’s common stock. In addition, the perception in the public markets that the holders of Acer’s Marathon Convertible Notes may sell all or a portion of their shares upon conversion as a result of Acer’s registration of such shares for resale by the holders could also in and of itself have a material adverse effect on the market price of Acer’s common stock.

On November 9, 2018, Acer entered into a sales agreement with Roth Capital Partners, LLC, and on March 18, 2020, an amended and restated sales agreement was entered into with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC. The agreement provides a facility for the offer and sale of shares of common stock from time to time having an aggregate offering price of up to $50.0 million depending upon market demand and subject to various limitations, in transactions deemed to be an at-the-market offering. Acer has no obligation to sell any shares of common stock pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. As of June 30, 2023, $29.0 million remained available under this facility.

Acer presently does not intend to pay cash dividends on Acer’s common stock.

Acer currently anticipates that no cash dividends will be paid on Acer’s common stock in the foreseeable future. While Acer’s dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of Acer’s business.

Acer may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to Acer’s common stock as to distributions and in liquidation, which could negatively affect the value of Acer’s common stock.

In the future, Acer may attempt to increase Acer’s capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of Acer’s assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of Acer’s liquidation, Acer’s lenders and holders of Acer’s debt and preferred stock would receive distributions of available assets before distributions to the holders of Acer’s common stock. Because Acer’s decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond Acer’s control, Acer cannot predict or estimate the amount, timing or nature of Acer’s future offerings or debt financings. Further, market conditions could require Acer to accept less favorable terms for the issuance of Acer’s securities in the future.

Because a prior year merger resulted in an ownership change under Section 382 of the Internal Revenue Code, Acer’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Acer’s former wholly-owned subsidiary may also be subject to limitations as a result of ownership changes.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in a company’s ownership by “five-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Acer experienced an ownership change on July 17, 2015 and August 3, 2018, and may experience ownership changes in the future as a result of previous or future transactions in Acer’s stock, some of which may be outside Acer’s control. As a result, if Acer earns net taxable income, Acer’s ability to use Acer’s pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

Because of their ownership of Acer’s common stock, insiders may influence significant corporate decisions.

As of June 30, 2023, Acer’s executive officers and directors and their affiliates beneficially owned or controlled 15% of the outstanding shares of Acer’s common stock. Accordingly, these executive officers, directors and their affiliates will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of Acer’s assets or any other significant corporate transactions. This concentration of ownership may also delay or prevent a change of control of Acer’s company, even if such a change of control would benefit Acer’s other stockholders.

Anti-takeover provisions in Acer’s organizational documents and Delaware law might discourage, delay, or prevent an acquisition attempt or change in control of Acer’s company that you might consider favorable.

Acer’s certificate of incorporation and bylaws contain provisions that may delay or prevent an acquisition or change in control of Acer’s company. Among other things, these provisions:

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authorize the Board of Directors to issue, without stockholder approval, blank-check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the Board of Directors;

•	establish advance notice requirements for stockholder nominations of directors and for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings;

•	require that any action to be taken by Acer’s stockholders be effected at a duly called annual or special meeting and not by written consent;

•	provide that vacancies on Acer’s Board of Directors may be filled only by a majority of directors then in office, even if less than a quorum;

•	require a super-majority of votes to approve certain amendments to Acer’s charter as well as to amend Acer’s bylaws generally, and

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authorize Acer to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Acer, which may include services in connection with takeover defense measures.

Further, as a Delaware corporation, Acer is also subject to provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits Acer from engaging in a business combination with interested stockholders subject to certain exceptions.

These anti-takeover provisions and other provisions under Delaware law, Acer’s charter and Acer’s bylaws could discourage, delay or prevent a transaction involving an acquisition attempt or a change in control of Acer’s company, including actions that Acer’s stockholders may deem advantageous, or negatively affect the trading price of Acer’s common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause Acer to take other corporate actions you desire.

Acer’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Acer’s stockholders, which could limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is more convenient or favorable for disputes with Acer or Acer’s directors, officers or other employees.

Acer’s certificate of incorporation provides that, unless Acer consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

•	any derivative action or proceeding brought on Acer’s behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of Acer’s directors, officers or other employees to Acer or Acer’s stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or

•	any action asserting a claim against Acer governed by the internal affairs doctrine.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of Acer’s capital stock shall be deemed to have notice of and consented to the provisions of Acer’s certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is more convenient or favorable for disputes with Acer or Acer’s directors, officers or other employees, which may discourage such lawsuits against Acer and Acer’s directors, officers and other employees. Alternatively, if a court were to find these provisions of Acer’s certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Acer may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Acer’s business, financial condition or results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement/prospectus and the documents incorporated by reference herein that are not strictly historical, including statements regarding the proposed Merger, uncertainties as to the timing of the consummation of the Merger and the ability of the parties to consummate the Merger; the satisfaction of the conditions precedent to consummation of the Merger, including the approval of Acer’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the Merger; disruption of Acer’s or Zevra’s current plans and operations as a result of the Merger; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; the ability of Zevra to successfully integrate Acer’s operations, products, product candidates and technology; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer’s business after the completion of Merger and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the Merger in the anticipated amounts or within the anticipated timeframes or at all; the ability to maintain relationships with Zevra’s and Acer’s respective employees, customers, other business partners and governmental authorities and any other statements regarding events or developments that Zevra and Acer believe or anticipate will or may occur in the future, may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements, many of which are outside of the control of Zevra and Acer, and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

Merger-related risk factors

•	the uncertain value of the Merger Consideration that Acer Stockholders will receive in the Merger;

•	the inability to close the Merger in a timely manner;

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the inability of the parties to complete the Merger due to the failure to obtain Acer Stockholder approval for the adoption of the Merger Agreement, or the failure to satisfy other conditions to Closing;

•	the failure of the Merger to Close for any reason;

•	the contractual restrictions imposed by the Merger Agreement;

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the possibility that the integration of Acer’s business and operations with those of Zevra may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Acer’s or Zevra’s existing businesses;

•	the effect of the announcement of the transaction on Zevra’s, Acer’s or the combined company’s respective employees, customers, other business relationships, operating results and business generally;

•	diversion of management’s attention from ongoing business concerns;

•	restrictions in the Merger Agreement that may discourage other companies from trying to acquire Acer;

•	the effect of any litigation relating to the Merger;

•	the effect of divergent interests of Acer directors and executive officers in the Merger;

•	risks related to CVRs, including the difficulty of valuing the CVRs and the wide variety of factors affecting the value of CVRs, transfer restrictions on CVRs, and the uncertain tax treatment of CVRs;

•	the potential changes in the relative values of Zevra and Acer subsequent to the delivery of the fairness opinion related to the Merger;

•	potential termination of the Merger by either party upon failure of the Merger to timely Close; and

•	the effect of the Merger on Zevra’s stock price.

General risk factors

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the progress of, outcome or and timing of any regulatory approval for any of Zevra’s product candidates and the expected amount or timing of any payment related thereto under any of Acer’s collaboration agreements;

•	the progress of, timing of and expected amount of expenses associated with Zevra’s research, development and commercialization activities;

•	Zevra’s ability to raise additional funds on commercially reasonable terms, or at all, in order to support Zevra’s continued operations;

•	the sufficiency of Zevra’s cash resources to fund its operating expenses and capital investment requirements for any period;

•	the expected timing of Zevra’s clinical trials for its product candidates and the availability of data and results of those trials;

•	Zevra’s expectations regarding federal, state and foreign regulatory requirements;

•	the potential therapeutic benefits and effectiveness of Zevra’s products and product candidates;

•	the size and characteristics of the markets that may be addressed by Zevra’s products and product candidates;

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Zevra’s intention to seek to establish, and the potential benefits to Zevra from, any strategic collaborations or partnerships for the development or sale of its products and product candidates, if approved;

•	Zevra’s expectations as to future financial performance, expense levels and liquidity sources;

•	the timing of commercializing Zevra’s products and product candidates, if approved;

•	senior leadership and board member transitions and refreshments;

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other factors that may affect future results of the combined company described in the section titled “Risk Factors” beginning on page 19 and in Zevra’s and Acer’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Zevra’s and Acer’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q; and

•	the risks set forth in or incorporated by reference into this proxy statement/prospectus, including the risks set forth in the section titled “Risk Factors” beginning on page 19.

The forward-looking statements made herein speak only as of the date hereof and none of Zevra, Acer or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

THE MERGER

Relevant Historical Background for Acer

Relief Collaboration and Credit Facilities

On March 19, 2021, Acer and Relief Therapeutics Holding AG (“Relief”) entered into a Collaboration Agreement (“Relief Collaboration”) for the development and commercialization of Acer’s OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. Pursuant to the Relief Collaboration, (i) Acer retained development and commercialization rights for OLPRUVA™ in the United States, Canada, Brazil, Turkey and Japan, (ii) the parties agreed to split net profits from such territories 60:40 in favor of Relief, and (iii) Relief licensed rights for OLPRUVA™ for the rest of the world with a royalty obligation to Acer of 15% on net sales by Relief.

On March 4, 2022, Acer entered into a Credit Agreement (the “SWK Credit Agreement”) with the lenders party thereto and SWK as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan of $6.5 million. Pursuant to a January 30, 2023 amendment, SWK loaned Acer an additional $7.0 million, so the principal amount of such senior secured loan increased to $13.5 million. The SWK Loans currently bear interest at an annual rate of 16%, amortize at a monthly rate of $0.6 million, and are secured by a first priority lien on all assets of Acer. The maturity date of the SWK Loans is March 4, 2024, and upon any repayment Acer is obligated to pay an exit fee such that the lenders receive an aggregate amount (inclusive of all principal, interest and origination and other fees paid prior to repayment) equal to 1.5 times the outstanding principal amount of the SWK Loans, or an amount that would currently equal approximately $19.5 million. The SWK Credit Agreement includes a requirement for Acer to maintain a minimum amount of unencumbered (other than the liens in favor of SWK and Marathon) liquid assets which was originally set at $3.0 million. but has since been reduced through several steps and is currently set at $0.5 million. On June 16, 2023, SWK sold the SWK Loans to Nantahala Capital Management, LLC (“Nantahala”). Over the course of its relationship with SWK pursuant to the SWK Credit Agreement, Acer from time to time issued to SWK warrants to acquire an aggregate of 1.0 million shares of Acer’s common stock with exercise prices ranging from $1.00 to $2.46 per share, with a weighted average exercise price of $1.62 per share.

On March 4, 2022, the same day Acer entered into the SWK Credit Agreement, Acer also entered into a Convertible Note Purchase Agreement (the “Marathon Note Agreement”) with the Marathon Holders pursuant to which Acer issued to the Marathon Holders the Marathon Convertible Notes. The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly, and are secured by a second lien on collateral representing substantially all assets of Acer, although such security interest is subordinated to Acer’s obligations under the SWK Loans pursuant to a Subordination Agreement (the “Marathon Note Subordination Agreement”). Subject to restrictions on Acer’s ability to make payments toward the Marathon Convertible Notes as set forth in the Marathon Note Subordination Agreement, Acer is subject to a current requirement to repurchase the Marathon Convertible Notes at a price equal to the sum of (i) $15.3 million (which includes certain fees required to be paid pursuant to the Marathon Convertible Notes), plus (ii) $0.5 million for each 30-day period following September 12, 2023, to the date of repurchase (prorated for any partial period), plus (iii) any accrued but unpaid interest on the Marathon Convertible Notes to the date of repurchase. On July 25, 2023, Marathon sold the Marathon Convertible Notes to Nantahala. At such time as Nantahala had acquired both the SWK Loans and the Marathon Convertible Notes, Nantahala possessed the ability (which it never exercised) to waive the restrictions in the Marathon Note Subordination Agreement with respect to a repurchase by Acer of the Marathon Convertible Notes, meaning that Acer could have become subject to an immediate obligation to repurchase the Marathon Convertible Notes. Moreover, a default with respect to such repurchase obligation would have triggered a cross-default of the SWK Loan, thus obligating Acer also to pay immediately the full repayment obligation of the SWK Loan.

As described below, in connection with and effective immediately prior to entering into the Merger Agreement and the Bridge Loan to Acer, Zevra purchased the SWK Loans and the Marathon Convertible Notes from Nantahala.

Strategic Review, Outreach and Engagement

In order to fund further progress in Acer’s four programs (i.e., (i) OLPRUVA™ (sodium phenylbutyrate) for oral suspension which was approved by the FDA in December, 2022 for the treatment of UCDs involving deficiencies of CPS, OTC or AS, (ii) EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen (COL3A1) mutation (the “vEDS Indication”) which is in late stage clinical development, (iii) ACER-801 (osanetant) for the treatment of vasomotor symptoms, post-traumatic stress disorder, and prostate cancer, although the ACER-801 program is currently on pause while Acer conducts a thorough review of the full data set of results from its Phase 2a proof of concept clinical trial (where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women), and (iv) ACER-2820 (emetine), a host-directed therapy against a variety of viruses, including Ebola, cytomegalovirus, Zika and dengue), Acer engaged in outreach to numerous potential strategic partners over the 15-month period leading up to the execution of the Merger Agreement with Zevra. This outreach entailed preliminary discussions with respect to potential sale, licensing or partnering transactions involving one or more of Acer’s programs as well as potential transactions involving the entire company. As part of this process, 55 different parties were contacted by Acer’s management, 23 of those parties executed confidentiality agreements with Acer, nine of the parties executing confidentiality agreements were provided access to a data room prepared by Acer with respect to Acer and its programs (the “Acer Data Room”), and Acer engaged in substantive discussions with four of those parties (including Zevra) regarding a potential transaction. Other than with respect to Zevra and the Merger, the parties engaging with Acer in substantive discussions either terminated those discussions with Acer or Acer elected to decline any proposals discussed with such parties during such engagement as not providing an acceptable outcome for Acer, including acceptable benefits for Acer Stockholders.

In parallel, Acer’s management also engaged in active outreach to various potential sources of equity and debt financing. Following its March 21, 2023 financing with an institutional accredited investor (the “March 2023 Offering”) pursuant to which Acer received aggregate gross proceeds of approximately $2.7 million (and net proceeds of approximately $2.3 million) from the sale (i) in a registered direct offering of an aggregate of 2,335,000 shares of its common stock and pre-funded warrants to purchase up to 585,306 additional shares of common stock at an exercise price of $0.001 per share and (ii) in a concurrent private placement of warrants to purchase the March 2023 Common Warrants (i.e., up to 2,920,306 shares of Acer Common Stock at an exercise price of $0.791 per share), with a combined purchase price for one share and one March 2023 Common Warrant of $0.916 (or a combined purchase price for one pre-funded warrant and one March 2023 Common Warrant of $0.915). During this period over 150 potential investors were contacted, 32 of which executed confidentiality agreements, and 11 of the investors executing confidentiality agreements were provided access to the Acer Data Room. Although Acer’s outreach generated interest in a potential financing, at no point did Acer’s management believe that the level of interest generated would produce the requisite capital needed by Acer on acceptable terms (if at all) to achieve Acer’s requirements and objectives, including (i) to launch and commercialize in the United States OLPRUVA™ for oral suspension for the treatment of UCDs involving deficiencies of CPS, OTC or AS, (ii) to continue development of EDSIVO™, (iii) to pay off and/or restructure the SWK Loans and the Marathon Convertible Notes, (iv) to fund existing trade debt as well as the ongoing costs of Acer’s operations, and (v) if possible, to reacquire certain economic and territorial rights to OLPRUVA™ from Relief (i.e., to effect the OLPRUVA Rights Restructuring as defined and detailed below).

With respect to certain specific steps and actions undertaken by Acer, in May 2022, Jeff Davis, Acer’s Chief Business Officer, and Chris Schelling, Acer’s Chief Executive Officer, contacted potential strategic partners and investors to arrange in-person meetings during the BIO International Convention which took place in San Diego from June 13-16, 2022. During that conference, Messrs. Davis and Schelling met with over 20 potential partners and investors, including Party A, a mid-size pharmaceutical company with which Acer had previously entered into a confidentiality and non-disclosure agreement on January 4, 2022, Party C, a subsidiary of a mid-size pharmaceutical manufacturer with which Acer subsequently entered into a confidentiality and non-disclosure agreement on June 20, 2022, and Party D, a publicly traded biopharma company with which Acer subsequently entered into a confidentiality and non-disclosure agreement on July 28, 2022.

During July 2022, officers of Acer and representatives of Party B, a private equity firm with which Acer had entered into a confidentiality and non-disclosure agreement on February 1, 2022, held several meetings to review detailed information with respect to Acer’s programs, including OLPRUVA™ and EDSIVO™. Such meetings led to specific discussions regarding a potential acquisition by Party B of Acer’s interest in OLPRUVA™ (i.e., excluding the rights to OLPRUVA™ held by Relief pursuant to the Relief Collaboration). On September 6, 2022, Party B advised Acer during a meeting between officers of Acer and representatives of Party B that the rights of Relief pursuant to the Relief Collaboration made the financial metrics of a potential acquisition of Acer’s interest in OLPRUVA™ unattractive to Party B, and that as a consequence Party B would not pursue further discussions with Acer. Party B’s position was confirmed in a follow-up call between officers of Acer and representatives of Party B on September 27, 2022.

From July 2022 to January 2023, officers of Acer and officers of Relief engaged in numerous discussions regarding a potential acquisition by Relief of Acer’s interest in OLPRUVA™ (i.e., the rights to OLPRUVA™ not otherwise held by Relief pursuant to the Relief Collaboration). However, the parties were unable to agree on the financial terms or deal structure for such a transaction.

On August 2, 2022, Acer provided Party C with access to the Acer Data Room after engaging in diligence discussions and exchanges with Party C during July 2022. On August 13, 2022, Acer received a non-binding proposal from Party C for the acquisition of all rights to OLPRUVA™ (i.e., including the rights to OLPRUVA™ held by Relief pursuant to the Relief Collaboration and free of any liens, including the liens represented by the secured SWK Loans and the secured Marathon Convertible Notes). Acer promptly advised Party C that the economics of such proposal (which consisted of a $2.0 million upfront payment, another payment of $8.0 million upon FDA approval of OLPRUVA™ for oral suspension for the treatment of UCDs involving deficiencies of CPS, OTC or AS, a tiered royalty of 10% to 15% on net sales of OLPRUVA™, and certain contingent milestone payments based upon sales of OLPRUVA™) were inadequate and substantially below the minimum that Acer believed would be required for Acer to reacquire the rights to OLPRUVA™ held by Relief, to repay or restructure the SWK Loans and the Marathon Convertible Notes so as to effect the release of their associated security interests in OLPRUVA™ and thereafter to provide reasonable value to the Acer Stockholders. On October 4, 2022, officers of Acer and representatives of Party C engaged in a further discussion during which Party C indicated that its August 13, 2022 proposal was a best and final position.

On August 12, 2022, Party E, a publicly traded pharmaceutical company with commercial assets in rare diseases, entered into a confidentiality and non-disclosure agreement with Acer. On August 16, 2022, officers of Acer and representatives of Party E held a meeting to review detailed information with respect to OLPRUVA™. On September 2, 2022, officers of Acer and representatives of Party E engaged in an exchange regarding a potential acquisition by Party E of Acer’s interest in OLPRUVA™ (i.e., excluding the rights to OLPRUVA™ held by Relief pursuant to the Relief Collaboration). On September 15, 2022, Party E informed Acer that it was unable to invest any resources toward further pursuit of a potential transaction with Acer. Although Party E subsequently engaged in additional due diligence activities through November 2022, Party E discontinued all activities as of December 2, 2022, due to its need to focus on other matters.

On August 30, 2022, Party F, a private mid-size pharmaceutical company, entered into a confidentiality agreement with Acer. On December 2, 2022, Party F made a non-binding proposal to acquire ACER-001 (i.e., including the rights to OLPRUVA™ held by Relief pursuant to the Relief Collaboration and free of any liens, including the liens represented by the secured SWK Loans and the secured Marathon Convertible Notes) for a single payment of $42.0 million. Acer promptly advised Party F that the economics of such proposal were inadequate and substantially below the minimum that Acer believed would be required for Acer to reacquire the rights to OLPRUVA™ held by Relief, to repay or restructure the SWK Loans and the Marathon Convertible Notes so as to effect the release of their associated security interests in OLPRUVA™ and thereafter to provide reasonable value to the Acer Stockholders.

On November 1, 2022, Party D made a non-binding proposal to acquire EDSIVO™ for a $2.0 million upfront payment, up to $50.0 million in payments based upon the achievement of regulatory milestones and a royalty of 10% on net sales. Acer advised Party F that the economics of such proposal were inadequate and substantially below the minimum that Acer believed would be required for Acer to repay or restructure the SWK Loans and the Marathon Convertible Notes so as to effect the release of their associated security interests in EDSIVO™ and thereafter to provide reasonable value to the Acer Stockholders. After briefly engaging in further discussion regarding the EDSIVO™ program, Party D discontinued engagement with Acer due to its stated need to focus on other matters.

On December 27, 2022, Acer announced that OLPRUVA™ for oral suspension had been approved by the FDA for the treatment of UCDs involving deficiencies of CPS, OTC or AS. Prompted by such approval, a representative of Party C contacted an officer of Acer to express continued interest in acquiring OLPRUVA™, but without modifying the terms of its previously expressed proposal.

On December 30, 2022, Acer engaged H.C. Wainwright & Co. LLC to act as Acer’s exclusive agent, advisor or underwriter in an offering of equity or equity-linked securities. This engagement culminated with the March 2023 Offering, described above.

On January 20, 2023, Acer engaged a financial advisory firm, to approach potential providers of debt financing to support the commercialization of OLPRUVA™, the continued clinical development of EDSIVO™, and the restructuring of the SWK Loans and the Marathon Convertible Notes. From the time of such engagement through the execution of the Merger Agreement with Zevra, this financial advisory firm (and/or Acer’s management with the assistance of such firm) engaged with 39 potential lenders, of which 22 entered into non-disclosure agreements with Acer and six of those were provided access to the Acer Data Room.

On January 30, 2023, Acer borrowed an additional $7.0 million from SWK pursuant to the SWK Loan. As a part of such transaction, the Marathon Convertible Notes were amended to add the repurchase obligation referenced above. In addition, Acer and MAM Aardvark, LLC concurrently terminated a Credit Agreement (pursuant to which no funding to Acer had yet occurred).

On February 21, 2023, Mr. Schelling, the Chief Executive Officer of Acer, met with the Chief Executive Officer of Party A about a possible combination of Acer with an affiliate of Party A, although no specific terms were discussed and no specific proposal was made.

On March 16, 2023, Mr. Davis, Acer’s Chief Business Officer, and Mr. Schelling, Acer’s Chief Executive Officer, engaged in a meeting with key representatives of Party B to discuss party B’s potential acquisition of Acer, although no specific terms were discussed and no specific proposal was made.

On March 17, 2023, Acer announced topline results from its phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe vasomotor symptoms associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women. Shortly thereafter, Acer paused further development of ACER-801 (as well as Acer’s outreach with respect to potential partnering discussions involving ACER-801) to conduct a thorough review of the full data set.

On March 22, 2023, Acer announced the March 2023 Offering.

On March 24, 2023, Party B informed Acer that Party B was withdrawing from further discussions with Acer as it was seeking a broader rare disease platform with more currently approved products than Acer could provide.

On March 30, 2023, Acer made a proposal to Party A that would have entailed a combination of Acer and a non-U.S. subsidiary of Party A (with Acer’s stockholders and Party A owning the resulting entity) as well as a financing by Party A of that combined company. In response, Party A informed Acer that Party A was withdrawing from further discussions with Acer due to perceived transaction complexity and differences of perspective on the relative valuations of Acer and Party A’s subsidiary.

On April 1, 2023, Acer engaged a financial advisory firm, as an additional resource to approach potential providers of certain financing transactions. From the time of such engagement through the execution of the Merger Agreement with Zevra, this financial advisory firm (and/or Acer’s management with the assistance of such firm) engaged with 69 potential lenders, of which 10 entered into non-disclosure agreements with Acer and of which five of those were provided access to the Acer Data Room.

On April 25, 2023, Mr. Schelling and Joshua Schafer, the Chief Commercial Officer of Zevra, engaged in discussion on a non-confidential basis about a potential strategic transaction between Acer and Zevra. This conversation occurred following outreach to Mr. Schafer by Steve Aselage, the Chairman of Acer’s Board.

On May 25, 2023, following several months of discussions between officers of Acer and officers of Relief (after it was determined in January 2023 that the parties were unable to agree on the financial terms or deal structure for a potential acquisition by Relief of Acer’s interest in OLPRUVA™ - i.e., the rights to OLPRUVA™ not otherwise held by Relief pursuant to the Relief Collaboration), the parties reached alignment on potential financial terms for a restructuring of the arrangements between the parties with respect to global rights and economic terms for OLPRUVA™ (the “OLPRUVA Rights Restructuring”). However, the parties acknowledged that, among other considerations and conditions, any such restructuring would require external financing to enable Acer to perform the required upfront obligations, as well as a restructuring of the liens on the assets of Acer (including Acer’s rights in OLPRUVA™) represented by the SWK Loans and the Marathon Convertible Notes.

On June 12, 2023, after executing a mutual non-disclosure agreement, Acer provided Zevra with access to the Acer Data Room. Over the course of the next several months, each of the parties engaged in an extensive due diligence review with respect to the other party in the context of a potential strategic transaction.

On June 16, 2023, the Acer Board met with members of Acer’s management and representatives of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), counsel to Acer, and reviewed the status of Acer’s efforts to source financing for Acer (whether debt, equity or a combination of both), the prospects for (and Acer’s ongoing activities with respect to) a potential strategic transaction, and potential restructuring alternatives. Acer’s Board also approved the engagement of William Blair & Company, LLC (“William Blair”) to render certain financial and capital markets advisory services to Acer. This initial engagement was limited to advice with respect to potential equity financing alternatives and did not include any agreement to evaluate any other financing or strategic alternatives, including the proposed Merger with Zevra.

On June 22, 2023, Acer received $1.0 million in cash funding from Mr. Schelling in exchange for the issuance to Mr. Schelling of Acer’s unsecured promissory note (the “Schelling Note”).

On July 12, 2023, Zevra provided Acer with a non-binding proposal to enter into the Merger on the following terms: (i) Zevra would provide the Acer Stockholders with a total of $15.0 million in shares of Zevra Common Stock (based upon the 20-day trailing volume-weighted average price of such stock on the date of execution of a definitive agreement); (ii) Zevra would provide Acer with a total of $30.0 million in cash to (x) settle all obligations owed under the SWK Loans and the Marathon Convertible Notes (with the requirement that all such indebtedness be fully settled) and (y) make the $10.0 million upfront payment contemplated by the OLPRUVA Rights Restructuring (with the requirement that the OLPRUVA Rights Restructuring be fully implemented); (iii) Zevra would provide the Acer Stockholders with a series of one-time cash payments of up to $64.5 million pursuant to CVRs, as follows: (A) if annual net sales of OLPRUVA™ equal or exceed

$35.0 million, a $7.0 million payment; (B) if annual net sales of OLPRUVA™ equal or exceed $50.0 million, a $7.5 million payment; (C) if annual net sales of OLPRUVA™ equal or exceed $100.0 million, a $10.0 million payment; (D) if annual net sales of OLPRUVA™ equal or exceed $200.0 million, a $10.0 million payment; (E) if the FDA approves MSUD as an indication for OLPRUVA™, a $10.0 million payment; (F) if the European Medicines Agency (the “EMA”) approves MSUD as an indication for OLPRUVA™, a $5.0 million payment; (G) if the FDA approves EDSIVO™ for the vEDS Indication, a $10.0 million payment; and (H) if the EMA approves EDSIVO™ for the vEDS Indication, a $5.0 million payment; and (iv) Zevra would provide Acer with a working capital loan of up to $7.0 million for a period of up to three months to be used to support the launch of OLPRUVA™ in the United States. Acer promptly advised the Acer Board regarding the Zevra proposal and also updated William Blair and Pillsbury over the next several days regarding the proposal and developments.

On July 18, 2023, following extensive engagement with Acer’s Board, Acer provided a response to Zevra’s July 12, 2023 proposal as follows: (i) the upfront payment by Zevra to Acer Stockholders should include a $5.0 million cash payment in addition to the $15.0 million stock payment included in Zevra’s July 12, 2023 proposal; (ii) rather than cap Zevra’s obligations relative to the SWK Loans and the Marathon Convertible Notes at $20.0 million (i.e., the $30.0 million payment proposed less the $10.0 million upfront payment required for the OLPRUVA Rights Restructuring) as provided in Zevra’s July 12, 2023 proposal, Zevra should be responsible for any amounts owed to effect a termination or an assumption of the SWK Loans and the Marathon Convertible Notes; (iii) in addition to the $34.5 million in sales milestone payments in respect of OLPRUVA™ pursuant to CVRs as proposed by Zevra in its July 12, 2023 proposal, Zevra should provide $30.0 million in regulatory milestones for OLPRUVA™ (consisting of a $15.0 million payment if the FDA approves MSUD as an indication for OLPRUVA™ and a $15.0 million payment if any additional indication for OLPRUVA™ is approved), representing an increase of $15.0 million in payments for regulatory milestones in respect of OLPRUVA™ as compared with Zevra’s July 12, 2023 proposal, and $30.0 million in regulatory milestones for EDSIVO™ (consisting of a $10.0 million payment upon submission to the FDA of an application for approval of EDSIVO™ for the vEDS Indication and a $20.0 million payment if the FDA approves EDSIVO™ for the vEDS Indication), representing an increase of $15.0 million in payments for regulatory milestones in respect of EDSIVO™ as compared with Zevra’s July 12, 2023 proposal; and (iv) Zevra’s proposed bridge loan should be for up to a total of $13.0 million (as compared with the $7.0 million in Zevra’s July 12, 2023 proposal) in order to cover all of the ordinary course expenses of Acer, both those accrued as of the date of signing of any merger agreement as well as additional expenses anticipated to be incurred prior to any closing or termination of any merger transaction.

On July 18, 2023, the Gilmartin Group, Acer’s investor relations advisor, initiated outreach under confidentiality arrangements to a select group of highly accredited investors regarding a potential equity financing for Acer. As part of such efforts, a total of 83 potential investors were contacted, 23 of such investors elected to enter into confidentiality arrangements to be advised of the potential issuer and the nature of the financing, and introductory meetings were held between officers of Acer and 12 of such investors. Although several investors (including Nantahala) expressed interest in a potential financing (including, with respect to Nantahala, the equitization of a portion of the indebtedness of Acer held by Nantahala), Acer was not able to achieve sufficient interest from potential investors prior to entering into the Exclusivity Agreement (defined below) with Zevra on August 16, 2023, including with respect to a financing that would have enabled Acer to make substantial progress toward: (i) launching and commercializing in the United States OLPRUVA™ for oral suspension for the treatment of UCDs involving deficiencies of CPS, OTC or AS; (ii) continuing development of EDSIVO™ (iii) paying off and/or restructuring the SWK Loans and the Marathon Convertible Notes; (iv) funding existing trade debt as well as the ongoing costs of Acer’s operations; and (v) effecting the OLPRUVA Rights Restructuring.

On July 21, 2023, Zevra provided a counterresponse to Acer’s July 18, 2023 response with the following features: (i) Zevra would provide Acer Stockholders with the same upfront payment offered in Zevra’s July 12, 2023 proposal (i.e., a total of $15.0 million in shares of Zevra Common Stock based upon the 20-day trailing volume-weighted average price of such stock on the date of execution of a definitive agreement) and warrants to acquire another $8.0 million in shares of Zevra Common Stock with an exercise price reflecting a 15% premium and a term of 12 months; (ii) Zevra would provide Acer with a total of $35.0 million in cash to (x) settle all obligations owed under the SWK Loans and the Marathon Convertible Notes (with the requirement that all such indebtedness be fully settled) and (y) make the $10.0 million upfront payment contemplated by the OLPRUVA Rights Restructuring (with the requirement that the OLPRUVA Rights Restructuring be fully implemented); (iii) Zevra would provide the stockholders of Acer with one-time cash payments of up to $74.5 million pursuant to CVRs as follows: (A) if annual net sales of OLPRUVA™ equal or exceed $35.0 million, a $7.0 million payment; (B) if annual net sales of OLPRUVA™ equal or exceed $50.0 million, a $7.5 million payment; (C) if annual net sales of OLPRUVA™ equal or exceed $100.0 million, a $10.0 million payment; (D) if annual net sales of OLPRUVA™ equal or exceed $200.0 million, a $10.0 million payment; (E) if the FDA approves MSUD as an indication for OLPRUVA™, a $10.0 million payment; (F) if any additional indication for OLPRUVA™ is approved, a $10.0 million payment; and (G) if the FDA approves EDSIVO™ for the vEDS Indication, a $20.0 million payment; and (iv) Zevra would provide Acer with a working capital loan of up to $6.0 million for a period of up to three months to be used to support the launch of OLPRUVA™ in the United States, with Zevra also expected to assume the outstanding liabilities of Acer as part of the consummation of a Merger.

On July 24, 2023, the Acer Board met with members of Acer’s management and representatives of Pillsbury to review the status of Acer’s efforts to source financing for Acer (whether debt or equity or a combination of both), the prospects for (and Acer’s ongoing activities with respect to) a potential strategic transaction, and potential restructuring alternatives. In particular, the Acer Board reviewed and provided Acer’s management with guidance regarding the status of Acer’s discussions with Zevra, including as reflected in the response provided by Acer to Zevra on July 18, 2023, and Zevra’s counterresponse provided to Acer on July 21, 2023, as well as the status of Acer’s efforts to negotiate with Relief regarding definitive arrangements in respect of the OLPRUVA Rights Restructuring.

On August 3, 2023, Zevra provided Acer with a revised non-binding proposal for a Merger with Acer on the following terms: (i) Zevra would provide the stockholders of Acer with the same upfront payment offered in Zevra’s initial July 12, 2023 proposal (i.e., a total of $15.0 million in shares of Zevra Common Stock based upon the 20-day trailing volume-weighted average price of such stock on the date of execution of a definitive); (ii) rather than cap Zevra’s obligations relative to the SWK Loans and the Marathon Convertible Notes at $25.0 million (i.e., the $35.0 million payment proposed in Zevra’s counterresponse provided to Acer on July 21, 2023, less the $10.0 million upfront payment required for the OLPRUVA Rights Restructuring), Zevra would be responsible for any amounts owed (and would negotiate directly with Nantahala) to effect a termination or an assumption by Zevra of the SWK Loans and the Marathon Convertible Notes; (iii) Zevra would pay the $10.0 million upfront payment required for the OLPRUVA Rights Restructuring (as contemplated in Zevra’s initial July 12, 2023 proposal), but not until the Closing; (iv) Zevra would pay the $1.0 million plus accrued interest owed under the Schelling Note, but not until the Closing; (v) Zevra would expect to assume the outstanding liabilities of Acer as part of the consummation of the Merger; (vi) Zevra would provide Acer with a working capital loan of up to $6.0 million for a period of up to three months to be used to support the launch of OLPRUVA™ in the United States; and (vii) Zevra would provide the stockholders of Acer with one-time cash payments of up to $81.0 million (and in certain cases more) pursuant CVRs as follows: (A) if annual net sales of OLPRUVA™ equal or exceed $35.0 million, a $7.0 million payment; (B) if annual net sales of OLPRUVA™ equal or exceed $50.0 million, a $7.0 million payment; (C) if annual net sales of OLPRUVA™ equal or exceed $100.0 million, a $10.0 million payment; (D) if annual net sales of OLPRUVA™ equal or exceed $200.0 million, a $10.0 million payment; (E) if the FDA approves MSUD as an indication for OLPRUVA™, a $12.0 million payment; (F) if any additional indication for OLPRUVA™ is approved, a $10.0 million payment; (G) if the FDA approves EDSIVO™ for the vEDS Indication, a $20.0 million payment; (H) if Zevra receives funding of at least $20.0 million from a governmental entity for the development of ACER-2820 for the treatment of any indication, and within three years of such funding, Zevra grants a license to a third party for the purpose of developing and commercializing ACER-2820, or sells the ACER-2820 intellectual property to a third party or Zevra or an affiliate obtains FDA approval for the use of ACER-2820 for treatment of any indication, then a payment equal to the greater of (x) 10% of the total cash consideration paid to the Zevra for the license or sale of the ACER-2820 intellectual property or (y) $5.0 million; and (I) if the FDA issues a priority review voucher (“PRV”) to

Zevra for approval of ACER-2820, and Zevra thereafter sells that PRV, then a milestone payment equal to 10% of the total cash consideration paid to Zevra for the PRV.

On August 3, 2023, Acer contacted Party B to inquire whether Party B had any interest in reengaging in discussions regarding a potential acquisition of Acer, and Party B confirmed its prior statement that it had no such interest.

On August 11, 2023, the Acer Board met with members of Acer’s management and representatives of Pillsbury to review the status of Acer’s efforts to source financing for Acer (whether debt or equity or a combination of both), the prospects for (and Acer’s ongoing activities with respect to) a potential strategic transaction, and potential restructuring alternatives. Acer’s management advised the Acer Board that Acer’s available unencumbered liquid assets at that time were only marginally above the $0.5 million threshold required by the terms of the SWK Loan. The Acer Board reviewed and provided Acer’s management with guidance regarding the status of Acer’s discussions with Zevra, including as reflected in the revised proposal provided by Zevra to Acer on August 3, 2023. After a detailed review of the status of Acer’s efforts to negotiate with Relief regarding definitive arrangements in respect of the OLPRUVA Rights Restructuring, the Acer Board approved the OLPRUVA Rights Restructuring contingent upon Acer securing in the near-term an ability to finance the payment of the required upfront fee of $10.0 million.

On August 16, 2023, after Acer’s management consulted with the Acer Board and provided an update to the Board on Acer’s liquidity (including that Acer’s cash runway was not expected to be sufficient for purposes of making Acer’s payroll as of the end of August), and as a requirement from Zevra for continued discussions with respect to a potential strategic transaction between the parties, Acer entered into an arrangement with Zevra, which provided for a period of 30 days of exclusive negotiations and the possibility of a further 15-day extension (the “Exclusivity Agreement”). As a consequence of the execution of the Exclusivity Agreement, Acer suspended its activities with respect to sourcing financing for Acer (whether debt or equity or a combination of both).

On August 21, 2023, Bryan Cave Leighton Paisner LLP (“Bryan Cave”), Zevra’s counsel, delivered to Acer a draft of the Merger Agreement. Over the next several days, Bryan Cave delivered to Acer and Pillsbury drafts of various other transaction documents, including a form of the CVR Agreement as well as a Bridge Loan Facility. Also on August 21, 2023, William Blair was formally retained to act as financial advisor to Acer in connection with a possible business combination between Zevra and Acer.

From August 21, 2023 to August 30, 2023, the parties and their respective counsel engaged in numerous meetings and calls, as well as successive exchanges of drafts, with respect to the terms and conditions of the proposed Merger, including as reflected in the Merger Agreement, the CVR Agreement and the Bridge Loan Facility.

On August 28, 2023, the Acer Board met with members of Acer’s management, representatives of Pillsbury, counsel to Acer, and representatives of William Blair, financial advisor to Acer, with respect to the proposed Merger with Zevra. In advance of such meeting, near-final drafts of the various transaction documents in respect of the proposed Merger had been circulated to the members of the Acer Board. As part of such meeting, representatives of Acer’s management provided the Acer Board with reports on (i) Acer’s efforts to explore potential strategic transactions for Acer as well as potential financing opportunities for Acer, (ii) the status of Acer’s balance sheet, including with respect to the obligations represented by the SWK Loans and the Marathon Convertible Notes, and (iii) the terms of the proposed Merger, including (A) the upfront consideration for Acer’s Stockholders in the form of shares of Zevra Common Stock, (B) the potential downstream consideration based upon cash payments pursuant to the CVRs that could be triggered by commercial and regulatory milestones with respect to OLPRUVA™, regulatory milestones with respect to EDSIVO™ and development milestones with respect to ACR-2820, (C) the effective assumption by Zevra of Acer’s obligations under the SWK Loans and the Marathon Convertible Notes, (D) the financing available to Acer pursuant to the Bridge Loan Facility, (E) the availability to Acer of a feature that would, under certain circumstances, allow Acer to terminate the Merger Agreement in order to pursue a superior opportunity, and (F) the potential payment by Acer in certain instance of the Termination Fee. Representatives from William Blair then delivered to the Acer Board the opinion of William Blair, orally, as to the fairness, from a financial point of view, to the Acer Stockholders, of the Merger Consideration to be paid to the Acer Stockholders pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as of August 28, 2023 (i.e., the date of the meeting of the Acer Board), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by William Blair, and following the meeting, subsequently confirmed in its written opinion delivered on and as of August 28, 2023, to such effect as more fully described under the heading “The Merger—Opinion of Acer’s Financial Advisor,” beginning on page 94 in this proxy statement/prospectus. As part of the meeting, the Acer Board determined that the terms of the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Acer and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, directed that the Merger Agreement be submitted to Acer’s Stockholders for adoption, and recommended that Acer’s Stockholders vote in favor of the adoption of the Merger Agreement.

In the morning of August 30, 2023, the Zevra Board met by videoconference and determined by unanimous vote that the Merger Agreement and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of Zevra and its stockholders, and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Following the approval of the Merger and the Merger Agreement by the Zevra Board, Acer and Zevra finalized and executed the Bridge Loan Facility and Merger Agreement on August 30, 2023.

On August 30, 2023, representing a condition to the execution of the Merger Agreement with Zevra (including the upfront payment described below that was immediately funded by Zevra in connection with the Bridge Loan Facility), Acer announced that it had entered into the following arrangements with Relief (i.e., the OLPRUVA Rights Restructuring), subject to a cap of $56.5 million with respect to payments to Relief under clauses (ii), (iii) and (iv): (i) termination of the Collaboration and License Agreement, dated March 19, 2021, by and between Acer and Relief; (ii) immediate payment of an upfront fee to Relief of $10.0 million, with an additional payment to Relief of $1.5 million due on the first-year anniversary of the $10.0 million payment; (iii) payment to Relief of a 10% royalty on net sales of OLPRUVA™ worldwide, excluding the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (“Geographical Europe”); (iv) payment to Relief of 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights; and (v) an Exclusive License Agreement (the “Exclusive License Agreement”), dated August 28, 2023, by and between Relief and Acer, pursuant to which Relief will hold exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe.

Also on August 30, 2023, representing a condition to the execution of the Merger Agreement, Zevra finalized and executed the Loan and Note Purchase Agreements with Nantahala (as described under “Other Agreement Related to the Merger Agreement—Loan and Note Purchase Agreements” below) and purchased from Nantahala the SWK Loans and the Marathon Convertible Notes. On August 31, 2023, Zevra and Acer issued a joint press release announcing the execution of the Merger Agreement and the proposed Merger and the transactions related thereto.

Acer’s Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, Acer’s Board held meetings, consulted frequently with Acer’s senior management, consulted with

Pillsbury (legal counsel), consulted, as it relates to the fairness opinion, with William Blair (financial advisor) who had spent significant time with management, and reviewed a significant amount of information. Acer’s Board considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Acer Stockholders vote in favor of the adoption of the Merger Agreement, all of which the Acer Board viewed as supporting its decision:

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Acer’s business, financial position and prospects on a standalone basis as of approximately the date of the meeting of the Acer Board on August 28, 2023 at which the Merger Agreement was approved, including that:

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Acer’s assets consisted primarily of (i) approximately $0.6 million in cash or cash equivalents and (ii) certain rights in (A) OLPRUVA™ (subject to the rights of Relief pursuant to the Relief Collaboration), (B) EDSIVO™, (C) ACER-801 (osanetant) (with the ACER-801 program on pause while Acer conducts a thorough review of the full data set of results from its Phase 2a proof of concept clinical trial where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women), and (D) ACER-2820;

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Acer’s debt consisted of approximately $44.0 million, including repayment obligations of approximately $35.0 million under the SWK Loans and the Marathon Convertible Notes, $1.0 million owed under the Schelling Note, and approximately $8.0 million of trade debt, in addition to ordinary course accrued liabilities;

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A subordination agreement which had kept a repurchase obligation under the Marathon Convertible Notes from coming due (when the Marathon Convertible Notes and the SWK Loans were held, respectively, by Marathon and SWK) could now be waived (i.e., Nantahala’s acquisitions of both the SWK Loans and the Marathon Convertible Notes provided Nantahala with the ability (although never exercised) to waive the restrictions in the Marathon Note Subordination Agreement with respect to a repurchase by Acer of the Marathon Convertible Notes, meaning that (i) Acer could have become subject to an immediate obligation to repurchase the Marathon Convertible Notes and (ii) a default with respect to such repurchase obligation would have triggered a cross-default of the SWK Loan, thus obligating Acer also to pay immediately the full repayment obligation of the SWK Loan); and

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Acer is unable to fund its operations on a standalone basis (including launching and commercializing in the United States OLPRUVA™ for oral suspension for the treatment of UCDs involving deficiencies of CPS, OTC or AS, continuing development of EDSIVO™, paying off and/or restructuring the SWK Loans and the Marathon Convertible Notes, and addressing existing trade debt as well as the ongoing costs of Acer’s operations) without substantial additional investment which, in the absence of a strategic transaction such as the Merger as well as implementation of the OLPRUVA™ Rights Restructuring (which was financed through the Bridge Loan Facility as part of the transactions contemplated by the Merger Agreement) appeared to be extremely difficult to source on acceptable terms (if at all), including as a result of Acer’s debt.

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The view of Acer’s management that, in addition to amounts required to fund Acer’s ongoing ordinary course operations, a significant investment would be required to support the commercialization of OLPRUVA™ in the U.S.

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The availability of the Bridge Loan Facility as part of the transactions contemplated by the Merger Agreement and the agreement by Zevra in the Bridge Loan Agreement that none of the Bridge Loan, the SWK Loans or the Marathon Convertible Notes (which Zevra was planning to acquire from Nantahala immediately prior to, and as a condition to entering into, the Merger Agreement) would be due and payable during the period prior to Closing (at which point Acer would be wholly owned by Zevra) or a termination of the Merger Agreement or as otherwise set forth in the Bridge Loan Agreement.

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The view of Acer’s management, as confirmed in discussions with various potential strategic partners and investors, that engaging in the OLPRUVA Rights Restructuring would be critical to the value of the OLPRUVA™ franchise, with the OLPRUVA Rights Restructuring enabled by the Merger Agreement and the transactions contemplated thereby, including the upfront payment of $10.0 million to Relief for the OLPRUVA Rights Restructuring (which was advanced to Acer by Zevra under the Bridge Loan Facility).

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The breadth of Acer’s outreach with respect to other potential strategic transactions (including the potential disposition of Acer’s rights to OLPRUVA™ as well as Acer’s rights to EDSIVO™) as well as potential financing transactions, as assisted by various advisors, pursuant to which Acer shared information and engaged in discussions with numerous third parties regarding their potential interest in Acer, all of which led the Acer Board to determine that the proposed Merger represents the best alternative reasonably available to Acer and its stockholders.

•

The terms of the Merger, including (i) $15.0 million in shares of Zevra Common Stock for the Acer Stockholders and (ii) CVRs representing up to $76.0 million in potential cash payments (and, in certain cases, more) as more fully described under “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 135 in this proxy statement/prospectus, with Zevra committed to exercise diligent efforts to achieve the milestones that will trigger such payments, which led the Acer Board to believe that the Merger provides the best opportunity for the Acer Stockholders to realize and participate in any value created from commercialization and further development of OLPRUVA™, further development of EDSIVO™ and certain development activities with respect to ACER-2820.

•	The terms of the Merger Agreement, including:

•

The limited number and nature of the conditions to Zevra’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 130 in this proxy statement/prospectus;

•

The rights of Acer under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Acer receive a Superior Proposal, as more fully described below under the caption “The Merger Agreement—Unsolicited Proposals,” beginning on page 124 in this proxy statement/prospectus;

•

The voting and support agreement pursuant to which certain stockholders of Acer have agreed, solely in their capacity as stockholders, to vote all of their shares of Acer Common Stock in favor of adoption of the Merger Agreement, as more fully described below under the caption “Agreements Related to the Merger—Voting and Support Agreement,” beginning on page 139 in this proxy statement/prospectus;

•

The lock-up agreements pursuant to which certain stockholders of Acer have agreed, subject to certain exceptions and solely in their capacity as stockholders, to refrain from transferring or disposing of shares of Zevra Common Stock received in the Merger for a period of 180 days after the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 140 in this proxy statement/prospectus; and

•

A general assessment of the Acer Board that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are fair and reasonable under the circumstances.

•

The business, strategy, financial position, leadership team, board of directors and prospects of Zevra, including Zevra’s significant cash position and revenue from royalty and milestones on Azstarys (Zevra’s marketed product for attention deficit hyperactivity disorder in patients age six and older) as well as the opportunity for Zevra’s pipeline product arimoclomol (in development for Niemann-Pick Disease Type C), all in the context of Acer’s stockholders benefitting from an interest in post-Merger Zevra (through the receipt in the Merger of shares of Zevra Common Stock) as well as potential CVR payments from the exercise of post-Merger Zevra’s diligent efforts to achieve the milestones that will trigger such payments.

•

The financial presentation of William Blair to the Acer Board with respect to Acer, Zevra and the Merger and the opinion of William Blair as to the fairness, from a financial point of view, to the Acer Stockholders, of the Merger Consideration to be paid to the Acer Stockholders pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as of August 28, 2023 (i.e., the date of the meeting of the Acer Board at which the Merger Agreement was approved), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by William Blair set forth in such opinion as more fully described under the heading “The Merger—Opinion of Acer’s Financial Advisor,” beginning on page 94 in this proxy statement/prospectus

In the course of its deliberations, the Acer Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•	The possibility that Acer Stockholders may not vote in favor of the adoption of the Merger Agreement.

•

If the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), $1.0 million under the Schelling Note, and $16.5 million under the Bridge Loan Facility (since the $10.0 million in upfront payment to Relief has already been made, and assuming a full draw-down of the remaining $6.5 million available under the Bridge Loan Facility), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, and thus the substantial risk to the ability of Acer to carry on its business and operations in the event that the Merger is not consummated.

•

The right of each of Acer and Zevra to terminate the Merger Agreement in certain instances, and the obligation of Acer in certain termination-related situations to pay the potential Termination Fee, as more fully described below under the caption “The Merger Agreement—Fees and Expenses; Termination Fee,” beginning on page 132 in this proxy statement/prospectus.

•

The prohibition on Acer to solicit alternative Acquisition Proposals during the pendency of the Merger Agreement, plus the Termination Fee payable to Zevra upon the occurrence of certain events and the potential effect of the Termination Fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to the Acer Stockholders.

•	The substantial expenses to be incurred by Acer in connection with the Merger.

•	The possible volatility of the trading price of Acer Common Stock which could result from an announcement of the execution of the Merger Agreement.

•

The risk that the Merger might not be consummated in a timely manner or at all, and the potential adverse effect of a public announcement of the cancellation, delay or failure to complete the Merger on the reputation of Acer and its ability to carry on its business on any basis.

•

The lack, despite months of extensive effort by Acer management, of any realistic, adequate and viable alternative transactions which could be realized with the extremely limited resources and time available to Acer.

•

The strategic direction of post-Merger Zevra following the completion of the Merger, which will be determined by the Zevra Board (as to which there is no right for representation by any of the members of the current Acer Board).

•

Despite Zevra’s obligation to exercise diligent efforts as required by the CVR Agreement, the possibility that Acer Stockholders may not receive any value from milestone payments under the CVR Agreement associated with commercial and regulatory milestones with respect to OLPRUVA™, regulatory milestones with respect to EDSIVO™ and development milestones with respect to ACER-2820.

•	Various other risks associated with post-Merger Zevra and the Merger, including those described in the section titled “Risk Factors” beginning on page 19 in this proxy statement/prospectus.

The foregoing information and factors considered by the Acer Board are not intended to be exhaustive, but are believed to include certain material factors considered by the Acer Board in evaluating the Merger. In view of the wide variety and complexity of factors considered in connection with its evaluation of the Merger, the Acer Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Acer Board may have given different weight to different factors. The Acer Board conducted an overall review of the factors described above and considered the factors generally to be favorable to, and to support, its determination that entering into the Merger Agreement and consummating the Merger is in the best interest of Acer Stockholders.

Opinion of Acer’s Financial Advisor

William Blair was retained to act as financial advisor to Acer in connection with a possible business combination. Pursuant to its engagement, the Acer Board requested that William Blair render an opinion to the Acer Board as to the fairness, from a financial point of view, to the Acer Stockholders (other than such holders who properly exercised their appraisal rights with respect to their Acer Common Stock), of the Merger Consideration to be paid to the Acer Stockholders pursuant to the terms and subject to the conditions set forth in the Merger Agreement. On August 28, 2023, William Blair delivered its oral opinion to the Acer Board (subsequently confirmed in its written opinion dated August 28, 2023) that, based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as of the date of such opinion, the Merger Consideration was fair, from a financial point of view, to the Acer Stockholders.

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED AUGUST 28, 2023, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS AND INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS PROVIDED TO THE ACER BOARD FOR ITS USE AND BENEFIT IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, TO THE ACER STOCKHOLDERS OF THE MERGER CONSIDERATION IN CONNECTION WITH THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY ACER TO ENGAGE IN THE MERGER, AND ITS FAIRNESS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY ACER STOCKHOLDER AS TO HOW SUCH ACER STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX C.

In connection with William Blair’s review of the Merger and the preparation of its opinion, William Blair examined or discussed:

•

a draft of the Merger Agreement dated August 28, 2023, and William Blair has assumed that the final executed Merger Agreement would not materially differ from the drafts of the Merger Agreement reviewed by William Blair;

•

a draft of the CVR Agreement proposed to be entered into by Zevra and rights agent at the Effective Time, and William Blair has assumed that the final executed CVR Agreement would not materially differ from the drafts of the CVR Agreement reviewed by William Blair;

•	audited historical financial statements of Acer and Zevra for the fiscal years ended December 31, 2022, 2021 and 2020;

•	unaudited historical financial statements of Acer and Zevra for the three- and six-month periods ended June 30, 2023;

•

certain internal business, operating and financial information and forecasts of Acer for the fiscal years ending December 31, 2023 through December 31, 2038 (the “Forecasts”), prepared by the senior management of Acer and the final versions of which were provided to William Blair on August 24, 2023, and approved by Acer for William Blair’s use;

•

a liquidation analysis (the “Management’s Illustrative Liquidation Analysis”) prepared by the senior management of Acer and provided to William Blair on August 24, 2023, and approved by Acer for William Blair’s use;

•	sensitivities for the Forecasts (the “Sensitivities”), prepared by the senior management of Acer and provided to William Blair on August 24, 2023, and approved by Acer for William Blair’s use;

•

the probability of achievement and estimated timing of the nine payment milestones upon which the CVR is contingent, prepared by the senior management of Acer and provided to William Blair on August 24, 2023, and approved by Acer for William Blair’s use;

•	information regarding publicly available financial terms of certain other transactions William Blair deemed relevant;

•	the financial position and operating results of Acer and Zevra compared with those of certain other publicly traded companies that William Blair deemed relevant;

•	the current and historical market prices and trading volume of Acer Common Stock and Zevra Common Stock; and

•	certain other publicly available information on Acer and Zevra.

William Blair also held discussions with members of the senior management of Acer to discuss the foregoing, considered other matters that it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant. William Blair was advised by senior management of Acer that without third party funding, Acer currently has insufficient liquidity to operate the business and execute on the Forecasts through fourth quarter 2023 and beyond.

In rendering its opinion, William Blair assumed and relied, without independent verification and with the consent of the Acer Board, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information examined by or otherwise reviewed or discussed with William Blair for purposes of its fairness opinion including, without limitation, the Forecasts, Sensitivities and Management’s Illustrative Liquidation Analysis provided by senior management of Acer, and William Blair assumes no responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Acer or Zevra. William Blair was advised by the senior management of Acer that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Acer, and at the direction of Acer, William Blair applied the Sensitivities to the Forecasts. In that regard, William Blair assumed, with the consent of the Acer Board, that (i) the Forecasts would be achieved in the amounts and at the times contemplated thereby taking into account the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of Acer were as set forth in Acer’s financial statements or other information made available to William Blair. William Blair assumed no responsibility for, and did not express an opinion with respect to the Forecasts, the Sensitivities, the Management’s Illustrative Liquidation Analysis, or other prospective financial information or the estimates and judgments on which they were based. William Blair was advised by senior management of Acer that the Forecasts were prepared based on cash accounting principles and not in accordance with GAAP. William Blair was advised by senior management of Acer to not take into account the impact of any potentially realizable existing net operating loss carryforwards and credits (collectively, “NOLs”) in rendering the opinion due to potential future limitations on the use thereof. William Blair expressed no opinion as to the realizability or use of any existing or future NOLs by any person, whether before or after the Effective Time. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of Acer’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to Acer’s other stockholders. In addition, William Blair did not express an opinion as to the consideration to be received in connection with the Merger with respect to the Acer warrants. William Blair assumed no responsibility for and expressed no view as to the appropriateness of the probability adjustments related to the CVR milestone payments, including any inherent forecasts or the assumptions on which they were based. Senior management of Acer advised William Blair, and William Blair assumed with Acer’s consent, that the Management’s Illustrative Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Acer, and William Blair expressed no view or opinion with respect to the Management’s Illustrative Liquidation Analysis or the assumptions upon which it was based.

At the direction of the senior management of Acer, William Blair assumed that the Management’s Illustrative Liquidation Analysis provided a reasonable basis on which to evaluate Acer and the transaction contemplated by the Merger Agreement, and William Blair, at the direction of the senior management of Acer, used and relied upon the Management’s Illustrative Liquidation Analysis for purposes of its analysis and opinion. In this regard, the senior management of Acer advised William Blair, and William Blair relied upon such advice, that (i) Acer’s financial condition raised substantial doubt as to its ability to continue as a going concern, (ii) Acer’s cash, cash equivalents and marketable securities would be insufficient to enable Acer to fund normal operations through fourth quarter 2023, (iii) Acer would require substantial additional financing to achieve its goals, (iv) Acer had not obtained financing on terms acceptable to it, (v) Acer’s failure to conclude the transaction contemplated by the Merger Agreement or an alternative strategic transaction would force it to consider other strategic alternatives such as wind-down and dissolution, and (vi) any proceeds the holders of Acer Common Stock would receive in a liquidation and dissolution of Acer would be materially less on a per-share basis than the Merger Consideration to be received by such holders in the proposed transaction contemplated by the Merger Agreement.

William Blair expressed no opinion as to any terms or other aspects of the transactions contemplated by the Merger Agreement (other than the Merger Consideration, to the extent specified in the opinion), including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement, or tax and accounting consequences thereof. William Blair’s opinion was based upon general economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair has not made any determination as to legal matters related to the transactions contemplated by the Merger Agreement. William Blair assumed that the final executed Merger Agreement (including the CVR Agreement), would not materially differ from the drafts of the Merger Agreement reviewed by William Blair, and William Blair assumed that the Merger and issuance of CVRs and enforcement of the CVR Agreement would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by any party thereto.

Due to the unique nature of the business of Acer, William Blair did not believe that the results of the selected companies analysis or precedent transactions analysis related to Acer were meaningful for purposes of its opinion.

William Blair expressed no opinion as to the price at which Acer Common Stock or Zevra Common Stock will trade at any future time or as to the effect of the Merger on the trading prices of Acer Common Stock or Zevra Common Stock. Such trading prices may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Zevra by stockholders within a short period of time after the Effective Time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of changes in the financial condition, business, assets, results of operations or prospects of Acer or of Zevra or in the markets where they provide goods or services, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties in interest.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Acer Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Analysis of Consideration

For purposes of the financial analyses summarized below, the term Merger Consideration refers to an implied price of $1.89 per share of Acer Common Stock calculated as (i) Stock Consideration of $0.62 per share of Acer Common Stock based on Zevra’s share price of $5.11 as of August 28, 2023, and total Zevra shares issued to Acer of 2,970,511 (based on an implied exchange ratio of 0.1214 shares of Zevra Common Stock for each share of Acer Common Stock, calculated by applying $15.0 million of upfront Stock Consideration divided by Zevra’s 20-Day VWAP of $5.05 as of August 28, 2023, per the framework outlined in the Merger Agreement), and (ii) CVR consideration equal to $1.27 per share of Acer Common Stock, on a probability-weighted and net present value basis.

At the time William Blair made its presentation to the Acer Board on August 28, 2023, Zevra’s Acquisition Proposal for the CVRs was expressed in terms of aggregate values payable upon achievement of each CVR milestone, rather than per share amounts. Accordingly, in performing their financial analyses, William Blair derived per share amounts for the amounts payable upon achievement of each CVR milestone by dividing such aggregate amounts by the number of fully diluted shares outstanding, using the treasury stock method, based upon information provided by the senior management of Acer.

For analytical purposes, William Blair calculated the net present value (“NPV”) of the CVR milestone payments as set forth in the following table based upon certain probability of success and timing assumptions prepared by senior management and confirmed by the Acer Board, and approved for William Blair’s use on August 24, 2023, in each case as described in the table below. For purposes of this analysis, William Blair utilized a discount rate of 21.5%, the midpoint of the 20% to 23% range of discount rates based on William Blair’s respective analyses of Acer’s weighted average cost of capital, to calculate the NPV of potential payments pursuant to the CVRs as of August 28, 2023. The upfront payment was not discounted for purposes of these calculations. There is no guarantee that the conditions triggering any or all of the CVR milestone payments will be satisfied or, if triggered, when such conditions will be satisfied.

CVR Consideration Summary

				Implied Aggregate Value ($ in millions)
Upfront Payment				$15.2

CVR Payment Milestones Description	Aggregate Undiscounted Payment ($ in millions)	Assumed Event Date(1)	Probability of Success	Aggregate NPV ($ in millions)
Annual OLPRUVA Net Sales Exceeding $35	$7.0	Q4 2024	N/A (2)	$5.3
Annual OLPRUVA Net Sales Exceeding $50	$7.0	Q1 2025	N/A (2)	$5.1
Annual OLPRUVA Net Sales Exceeding $100	$10.0	Q4 2025	N/A (2)	$6.2
Annual OLPRUVA Net Sales Exceeding $200	$10.0	2030	N/A (2)	$2.6
OLPRUVA LCM Approval of MSUD by FDA	$12.0	2026	25.2%	$1.7
OLPRUVA LCM Approval of Additional Indication by FDA	$10.0	2027	25.2%	$1.2
EDSIVO Approval of vEDS Indication by FDA	$20.0	2026	56.6%	$6.4
Emetine (ACER-2820) Sublicense or Asset Sale Following Receipt of Anticipated Government Program Funding of at least $20M OR FDA Approval of Emetine in any indication(3)	10% of cash consideration OR $5.0	2027	33.3%	$0.8
Emetine (ACER-2820) Sale of Medical Counter Measure Priority Review Voucher(4)	25% of cash consideration / ~$25.0	2028	18.3%	$1.8
Risk-Adjusted NPV of the CVRs				$31.1
Offer Value Including Risk-Adjusted NPV of the CVRs				$46.2

				NPV per Share
Upfront Payment Only (Undiscounted)				$0.62
CVR Milestone Payments (Discounted)				$1.27
Implied Offer Price per Share Including Risk-Adjusted NPV of CVR (Discounted)				$1.89

(1)	First four CVR payments are assumed to be paid at respective quarter end as listed; remaining CVR payments are assumed to be paid mid-year for respective year listed.
(2)	Acer senior management assumed 100% probability of achievement of revenue milestones.
(3)	Acer senior management assumed $5.0 million milestone payment based on FDA approval of Emetine in 2027.
(4)	Acer senior management assumed a sale of the Medical Counter Measure Priority Review Voucher could generate gross cash consideration of approximately $100.0 million.

Acer Financial Analyses

Acer Discounted Cash Flow Analysis

William Blair utilized the Forecasts to perform a discounted cash flow analysis of Acer’s projected future free cash flows for the five months ending December 31, 2023 through December 31, 2038, performing such analysis on both Management Plan 1 and Management Plan 2. See “Management Forecasts” beginning on page 104 for more information. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for Acer. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and used the perpetuity growth method to estimate a terminal value of Acer by utilizing a perpetuity growth rate of negative 80.0% and assumed an effective tax rate of 26.0%, per estimates of senior management of Acer. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 20.0% to 23.0%. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model.

At the direction of the senior management of Acer, given the liquidity position of Acer and the need for additional capital to finance the operations of Acer to achieve the Forecasts, William Blair assumed, per senior management of Acer, an immediate equity capital raise of $40.0 million in order to fund operations of Management Plan 1 and an immediate equity capital raise of $60.0 million in order to fund operations of Management Plan 2. Reflecting the Sensitivities, each capital raise was conducted ranging from a 25% – 75% discount to the closing stock price as of August 28, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). Also at the direction of senior management of Acer, William Blair excluded the impact of existing NOLs due to their expected de minimis value arising from potential future limitations on their use but included the impact of NOLs created during the applicable forecast period.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, the present value of the potential tax savings expected to result from utilization of Acer’s future NOLs ($3.2 million and $7.0 million for Management Plan 1 and Management Plan 2, respectively), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by subtracting Acer’s net debt as of July 31, 2023, and the upfront and buy-out payments to Relief Therapeutics, and dividing such amount by Acer’s total diluted shares outstanding as of August 28, 2023 (as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price), and further adjusted to incorporate the pro forma impacts of the referenced capital raises in the preceding paragraph. This analysis resulted in (i) a range of implied equity values of $0.90 to $2.71 per share with respect to Management Plan 1 and (ii) a range of implied equity values of $1.13 to $3.63 per share with respect to Management Plan 2.

Acer Management’s Illustrative Liquidation Analysis

William Blair reviewed and considered Management’s Illustrative Liquidation Analysis prepared by management of Acer and noted that the estimates resulted in an aggregate implied equity value for Acer ranging from approximately negative $57.1 million to negative $23.5 million, implying no proceeds for Acer Stockholders, as compared to the Merger Consideration of $1.89 per share.

Acer M&A Premiums Paid Analysis

William Blair reviewed data from 664 acquisitions of U.S. publicly traded companies announced across all industries since January 1, 2010, in which 100% of the target’s equity was acquired with equity values between $25.0 million and $125.0 million. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week and one month prior to the announcement of each transaction. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the Merger Consideration based on common stock prices one day, one week and one month prior to August 28, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

Period	Implied Premium at $1.89 / share	Premiums Paid Data Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	206.5%	0.3%	11.4%	20.1%	28.6%	37.7%	47.3%	58.9%	74.4%	106.3%
One Week Prior	173.9%	0.8%	12.6%	22.4%	30.0%	39.1%	49.7%	61.5%	78.8%	106.4%
One Month Prior	125.2%	0.8%	13.3%	24.7%	31.6%	40.2%	52.4%	64.9%	80.3%	109.6%

Zevra Financial Analyses

Zevra Selected Public Companies Analysis

William Blair reviewed and compared certain financial information relating to Zevra to corresponding financial information, ratios and public market multiples for publicly traded commercial and/or late-stage biopharmaceutical companies with similar business models or financial profiles that William Blair deemed relevant. The publicly traded companies with similar business models or financial profiles identified by William Blair were: (i) Amarin Corporation plc, (ii) Calliditas Therapeutics AB, (iii) Cara Therapeutics, Inc., (iv) Genfit S.A., (v) Intercept Pharmaceuticals, Inc., (vi) Lexicon Pharmaceuticals, Inc., (vii) Optinose Inc, (viii) Rigel Pharmaceuticals, Inc., and (ix) Xeris Pharmaceuticals, Inc., which nine companies William Blair deemed appropriate comparisons to Zevra based on the foregoing factors. William Blair considered the enterprise value for each company (including Zevra), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the closing stock price as of August 28, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement), multiplied by the total diluted shares outstanding (using the most recent publicly available information as of August 28, 2023). William Blair considered the enterprise value as a multiple of calendar year 2026 (“CY 2026E”) expected revenue based on Wall Street consensus estimates for each company, including Zevra. William Blair compared the trading multiple implied for Zevra to the range of trading multiples of the aggregate group of selected publicly traded biopharmaceutical companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following tables:

Company	Enterprise Value / CY 2026E Revenue
Amarin Corporation PLC	0.25x
Calliditas Therapeutics AB	0.78x
Cara Therapeutics, Inc.	0.35x
Genfit S.A.	1.28x
Intercept Pharmaceuticals, Inc.	1.08x
Lexicon Pharmaceuticals, Inc.	1.43x
Optinose, Inc.	0.95x
Rigel Pharmaceuticals, Inc.	1.04x
Xeris Biopharma Holdings, Inc.	1.59x

Multiple	Implied Zevra Multiple	Selected Public Company Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value / CY 2026E Revenue
Wall Street Consensus Estimate	0.84x	0.25x	0.97x	1.04x	1.59x

William Blair noted that, with respect to the enterprise value CY 2026E revenue multiple, the analyzed implied valuation multiple for Zevra based on the enterprise value as of August 28, 2023, was within the range of multiples of the selected public companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for Zevra, none of the selected public companies is directly comparable to Zevra. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies.

Zevra Selected Precedent Transactions Analysis

William Blair performed an analysis of six selected transactions since 2016 that involved the acquisition of companies William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions. Although none of the companies or transactions used in this analysis is directly comparable to Zevra, the companies included in the selected transactions below were chosen by William Blair, among other reasons, because they are biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of William Blair’s analysis, may be considered similar to those of Zevra. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible biopharmaceutical transactions.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of calendar year (“CY”) plus three years revenue based on Wall Street consensus estimates at the time of announcement for each respective transaction. William Blair calculated equity and enterprise values for the selected transactions based on (i) upfront consideration alone and (ii) upfront consideration plus total value of CVRs to be issued as contingent consideration. The transactions examined and information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables:

Date Announced			Enterprise Value / Revenue
			Upfront	Upfront + CVR
	Target	Acquiror	CY+3	CY+3
January 2023	Concert Pharmaceuticals	Sun Pharmaceutical Industries	1.84x	2.92x
October 2021	Adamas Pharmaceuticals	Supernus Pharmaceuticals	3.05x	3.39x
October 2020	AMAG Pharmaceuticals	Covis Group SARL	3.07x	3.07x
April 2018	Wilson Therapeutics	Alexion Pharmaceuticals	NMF	NMF
October 2017	Dimension Therapeutics	Ultragenyx Pharmaceuticals	0.39x	0.39x
September 2016	Raptor Pharmaceuticals	Horizon Therapeutics	3.69x	3.69x

Upfront Consideration

Multiple	Implied Zevra Multiple	Range of Selected Precedent Transaction Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value / CY Revenue +3
Wall Street Consensus Estimate(1)	0.84x	0.39x	2.41x	3.05x	3.69x

Upfront Consideration + CVR

Multiple	Implied Zevra Multiple	Range of Selected Precedent Transaction Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value / CY Revenue +3
Wall Street Consensus Estimate(1)	0.84x	0.39x	2.69x	3.07x	3.69x

(1)	Represents Wall Street consensus estimates as of August 28, 2023, for Zevra, and the most recently available Wall Street consensus estimates for each precedent transaction at the time of announcement.

William Blair noted that the implied trading multiple of CY 2023E plus three years revenue based on Wall Street consensus estimates for Zevra calculated using the closing stock price as of August 28, 2023, was within the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied trading multiple of Zevra, none of these transactions or associated companies is identical to Zevra. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Zevra versus the values of the companies in the selected transactions.

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Merger Consideration and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness, from a financial point of view, to the Acer Stockholders of the Merger Consideration proposed to be paid to Acer Stockholders pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Rather, in rendering its oral opinion on August 28, 2023, to the Acer Board (subsequently confirmed in its written opinion dated August 28, 2023) based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as of the date of such opinion, as to whether the Merger Consideration was fair, from a financial point of view, to the Acer Stockholders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of Acer or Zevra for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. The Acer Board hired William Blair based on its familiarity with Acer, having provided certain investment banking services to Acer from time to time, including capital advisory services and underwriting in connection with potential offerings of Acer’s equity securities.

Acer’s Management Liquidation Analysis

Acer’s senior management prepared the Management’s Illustrative Liquidation Analysis utilizing its best estimates of values that could be achieved if the remaining operations of Acer were wound down, assets were sold or recovered and liabilities were settled or paid over a period of time, to illustrate the value per share that might be realized in a liquidation as an alternative to pursuing a strategic transaction. In conducting this analysis, Acer’s management determined the implied equity value of the shares in liquidation to be equal to the total assets of Acer minus the total liabilities of Acer, each as of June 30, 2023, pro forma for debt and cash as of July 31, 2023, minus wind down charges incurred over a hypothetical three month period. The liquidation analysis assumes that Acer would incur approximately $10.8 million to $12.8 million in expenses and future wind-down charges prior to dissolution and that no funds would be held back to cover future claims. This analysis resulted in a range of aggregate implied equity values of Acer of approximately negative $57.1 million to negative $23.5 million. Based on the number of shares of Acer Common Stock outstanding at the time of the analysis, Acer then determined that the range of liquidation values to be received by Acer Stockholders was $0.00 (implying negative $2.33 to negative $0.96 per share).

The high end of the range of expected costs assumes (i) $4.5 million to operate the business over a three-month period, (ii) $5.8 million in severance costs, (iii) $1.5 million in transaction costs, and (iv) $1.0 million for directors and officers insurance, whereas the low end of this range assumes (i) $3.0 million to operate the business over a three-month period, (ii) $5.8 million in severance costs, (iii) $1.0 million in transaction costs, and (iv) $1.0 million for directors and officers insurance.

Additional assumptions in this analysis included (i) recovering all cash and cash equivalents and short term marketable securities held by Acer, (ii) recovering 50% –100% of active pharmaceutical ingredients, a component of inventory, valued at $2.9 million and recovering 0% of the remainder of inventory, (iii) recovering 0% – 25% of prepaid expenses, including prepaid contracts, prepaid clinical trials, expected recoveries from insurance carriers, and other current assets, (iv) recovering 0% of property of equipment and other non-current assets, including a lease right-of-use asset, (v) paying all of Acer’s approximately $35.0 million of outstanding debt in full, (vi) paying all of Acer’s accounts payable in full, (vii) paying all of Acer’s accrued expenses in full, (viii) recognizing 0% of deferred collaboration funding liability of $4.6 million, and (ix) assigning recoveries of (x) $0.0 – $15.0 million of value for OLPRUVA™ rights (net of payment to Relief Therapeutics to reacquire such rights), (y) $0.0 – $15.0 million of value for EDSIVO™ rights, and (z) $0.0 of value for other Acer intellectual property.

Fees

Pursuant to a letter agreement dated August 21, 2023, William Blair is to receive an aggregate fairness opinion fee of $1.0 million. A fee of approximately $1.3 million, less any fairness opinion fee previously paid to William Blair, will become payable to William Blair upon the consummation of the Merger. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, Acer agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against certain potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws. During the two years preceding the date of William Blair’s fairness opinion, William Blair has not received a fee under an engagement to provide investment banking services to Acer or Zevra (other than William Blair’s engagement to Acer in connection with the fairness opinion).

Management Forecasts

Summary of Management Forecasts

Acer does not, as a matter of course, make public projections regarding future performance, earnings or other results due to, among other reasons, the difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with the evaluation of the business, and before receiving an indication of interest from Zevra, Acer’s senior management began preparing projections, which ultimately were extended through the year 2038 (such financial projections, the “Forecasts”). The Forecasts comprise two cases, which include (i) OLPRUVA UCD Indication (“Management Plan 1 – OLPRUVA UCD Indication” or “Management Plan 1”), which assumes Acer’s only source of revenue is from sales of OLPRUVA for oral suspension in the U.S. for the treatment of certain patients with UCDs and (ii) OLPRUVA UCD Indication and EDSIVO (“Management Plan 2 – OLPRUVA UCD Indication” or “Management Plan 2”), which assumes Acer’s source of revenue will also include sales of EDSIVO (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome. Management Plan 1 was the primary case for Acer and the Acer Board to evaluate potential strategic alternatives and Management Plan 2 was considered an upside case. Management Plan 2 was prepared assuming a 55% probability of success for the commercialization and development of EDSIVO. Acer senior management provided the Forecasts to (i) the Acer Board and (ii) William Blair on August 24, 2023 (which was approved by Acer for William Blair’s use) during the evaluation of the transactions contemplated by the Merger Agreement.

To give Acer stockholders access to certain nonpublic information that was available to the Acer Board and Zevra at the time of the Acer Board’s evaluation of the transactions contemplated by the Merger Agreement, Acer has included the Forecasts below. The Forecasts were developed by Acer management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement. The Forecasts were not prepared with a view toward public disclosure. The Forecasts do not comply with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Acer’s independent registered public accounting firm has not examined, audited or performed any procedures with respect to the Forecasts, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The Forecasts were prepared based on cash accounting principles and not in accordance with GAAP. Adjusted EBITDA, EBIT, NOPAT and Unlevered Free Cash Flow contained in the Forecasts are each a “non-GAAP financial measure,” which is a financial performance measure that is not calculated in accordance with GAAP. Acer has not prepared or provided a reconciliation of the financial measures included in the Forecasts to GAAP financial measures. The non-GAAP financial measures used in the Forecasts were assumed and relied upon by William Blair without independent verification and with the consent of the Acer Board, for purposes of its opinion and by the Acer Board in connection with its evaluation of the Merger.

The inclusion of the Forecasts in this proxy statement/prospectus should not be regarded as and is not an indication that the Acer Board, Acer, William Blair, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Forecasts to be a reliable prediction of future results or any actual future events which may be significantly more or less favorable than suggested by the Forecasts. None of Acer, William Blair, Zevra, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise, reaffirm or correct the Forecasts if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws. The inclusion of the Forecasts below should not be deemed an admission or representation by Acer, William Blair, Zevra or any of their respective affiliates with respect to such Forecasts or that the Forecasts included are viewed by Acer, William Blair, Zevra or any of their respective affiliates as material information regarding Acer. Acer views any utility of the Forecasts as limited by the inherent risks and uncertainties associated with such Forecasts. The Forecasts are being included in this proxy statement/prospectus because such Forecasts were provided to the Acer Board, William Blair and, in preliminary form, Zevra.

Acer’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, many that are beyond Acer’s ability to control or predict. We cannot assure you that any of the Forecasts will be realized or that Acer’s future financial results will not materially vary from the Forecasts. Furthermore, while presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions, many of which are beyond Acer’s control, including general business, economic, regulatory, market and financial conditions, as well as matters specific to Acer’s business, such as future business initiatives and changes to Acer’s business model. The Forecasts do not take into account any circumstances or events occurring after August 24, 2023, the date they were prepared, including the August 31, 2023 announcement of the transactions contemplated in the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Forecasts do not take into account the adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement, and should not be viewed as accurate or continuing in that context. The Forecasts cover many years, and forecasts by their nature becomes less reliable with each successive year. The Forecasts are not public guidance and will not be provided in the ordinary course of Acer’s business in the future.

The information from the Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Acer contained in Acer’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts included in this proxy statement/prospectus, including in making a decision as to whether to vote in favor of the Merger.

The Forecasts included in this proxy statement/prospectus have been prepared by Acer’s management.

The following tables present a summary of the Forecasts (which are unaudited and which were not prepared in accordance with GAAP).

Management Plan 1 – OLPRUVA UCD Indication—Year ended December 31,

($ in millions)	5Mos. 2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenues	$5.1	$44.5	$106.6	$158.2	$170.4	$189.9	$196.3	$205.7	$215.4
Adjusted EBITDA(1)	$(18.5)	$3.0	$60.9	$104.5	$117.9	$150.7	$156.6	$164.9	$173.5
EBIT(2)	$(19.0)	$1.1	$59.0	$102.6	$116.1	$148.9	$154.7	$163.0	$171.6
NOPAT(3)	$(19.0)	$0.8	$43.7	$75.9	$85.9	$110.2	$114.5	$120.6	$127.0
Unlevered Free Cash Flow(4)	$(19.1)	$0.7	$43.6	$75.8	$85.8	$110.0	$114.4	$120.5	$126.9

($ in millions)	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Revenues	$225.0	$235.5	$246.3	$257.7	$269.4	$53.9	$10.8
Adjusted EBITDA(1)	$181.9	$191.1	$200.7	$210.7	$221.0	$44.2	$8.8
EBIT(2)	$180.0	$189.3	$198.8	$208.8	$219.2	$42.3	$7.0
NOPAT(3)	$133.2	$140.0	$147.1	$154.5	$162.2	$31.3	$5.2
Unlevered Free Cash Flow(4)	$133.1	$139.9	$147.0	$154.4	$162.1	$31.2	$5.1

(1)	Adjusted EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization, and stock-based compensation.

(2)

EBIT is defined as Adjusted EBITDA, less depreciation and amortization of $0.0 million for the 5 months ended 2023 and $0.1 million thereafter, less stock-based compensation of $0.5 million for the 5 months ended 2023 and $1.8 million thereafter.

(3)	NOPAT is defined as EBIT less taxes at an effective rate of 26%.
(4)

Unlevered free cash flow is defined as NOPAT, plus depreciation and amortization of $0.0 million for the 5 months ended 2023 and $0.1 million thereafter, less capital expenditures of $0.1 million for the 5 months ended 2023 and $0.2 million thereafter, less change in net working capital of $0.0 million.

Management Plan 2 – OLPRUVA UCD Indication + EDSIVO—Year ended December 31,

($ in millions)	5Mos. 2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenues	$5.1	$44.5	$106.6	$158.2	$184.1	$332.1	$402.6	$433.7	$449.2
Adjusted EBITDA(1)	$(30.4)	$(9.4)	$41.9	$79.3	$119.4	$278.3	$346.7	$375.9	$389.9
EBIT(2)	$(31.0)	$(11.3)	$40.0	$76.5	$116.6	$275.5	$343.9	$373.2	$387.2
NOPAT(3)	$(31.0)	$(11.3)	$29.6	$56.6	$86.3	$203.9	$254.5	$276.1	$286.5
Unlevered Free Cash Flow(4)	$(31.0)	$(11.4)	$29.5	$56.5	$86.2	$203.8	$254.4	$276.0	$286.4

($ in millions)	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Revenues	$461.7	$474.0	$486.6	$499.6	$511.3	$295.8	$252.7
Adjusted EBITDA(1)	$400.9	$411.9	$422.8	$434.1	$444.5	$267.7	$232.3
EBIT(2)	$398.1	$409.2	$420.1	$431.4	$441.7	$264.9	$229.5
NOPAT(3)	$294.6	$302.8	$310.9	$319.2	$326.9	$196.0	$169.9
Unlevered Free Cash Flow(4)	$294.5	$302.7	$310.8	$319.1	$326.8	$195.9	$169.8

(1)	Adjusted EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization, and stock-based compensation.
(2)

EBIT is defined as Adjusted EBITDA, less depreciation and amortization of $0.0 million for the 5 months ended 2023 and $0.1 million thereafter, less stock-based compensation of $0.0 million for the 5 months ended 2023, $1.8 million for the years ended 2024 and 2025, and $2.7 million thereafter.

(3)	NOPAT is defined as EBIT less taxes at an effective rate of 26%.
(4)

Unlevered free cash flow is defined as NOPAT, plus depreciation and amortization of $0.0 million for the 5 months ended 2023, and $0.1 million thereafter, less capital expenditures of $0.1 million for the 5 months ended 2023 and $0.2 million thereafter, less change in net working capital of $0.0 million.

As noted above, the Forecasts reflect numerous estimates and assumptions regarding general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Acer’s business, all of which are difficult to predict and many of which are beyond Acer’s control. The Forecasts are forward looking statements. For information on factors that may cause Acer’s future results to materially vary, see “Cautionary Statement Concerning Forward-Looking Statements.”

Interests of Acer Directors and Executive Officers in the Merger

Members of the Acer Board and Acer’s executive officers have various interests in the Merger described in this section that may be in addition to, or different from, the interests of Acer Stockholders, generally. The names and positions of each of Acer’s directors and executive officers are set forth below.

Name	Position
Chris Schelling	President, Chief Executive Officer and Director
Jason Amello	Director
Stephen J. Aselage	Director
John M. Dunn	Director
Michelle Griffin	Director
Jefferson E. Davis	Chief Business Officer
Tanya Hayden	Chief Operating Officer
Donald R. Joseph	Chief Legal Officer and Secretary
John M. Klopp	Chief Technical Officer
Harry S. Palmin	Chief Financial Officer
Bernie Paul	Chief People Officer
Adrian Quartel	Chief Medical Officer

Acer’s directors were aware of these interests and considered them at the time they approved the Merger Agreement and in making their recommendation that Acer Stockholders adopt the Merger Agreement. These interests are described below.

Common Stock Ownership

As of September 25, 2023, the latest practicable date prior to the filing of this proxy statement/prospectus, Acer’s directors and executive officers beneficially owned, in the aggregate, approximately 18.0% of the shares of Acer Common Stock. Certain Acer officers and directors, and their affiliates, have also entered into support agreements in connection with the Merger. For a more detailed discussion of the voting and support agreements, please see the section titled “Agreements Related to the Merger—The Voting and Support Agreement” beginning on page 139 of this proxy statement/prospectus.

Treatment of Outstanding Stock Options

The Merger Agreement provides that no later than ten business days prior to the Closing Date, Acer shall provide written notice to each holder of an Acer stock option providing that (i) each Acer stock option shall become fully vested and immediately exercisable, and (ii) each optionholder shall have an opportunity to exercise his or her Acer stock options, as applicable, no later than one business day prior to the Closing Date. Effective as of immediately prior to the Effective Time, all Acer stock options shall, to the extent then outstanding and unexercised, automatically be cancelled and shall cease to exist without any cash or other consideration being paid or provided in respect thereof, and each applicable optionholder shall cease to have any rights with respect to the Acer stock options.

The following table sets forth, for each of Acer’s directors and executive officers, the number of vested and unvested Acer stock options held by such optionholder as of September 25, 2023, the latest practicable date prior to the filing of this proxy statement/prospectus, along with the weighted average exercise price of such outstanding stock options (whether vested or unvested). Because all of the Acer stock options held by Acer’s directors and executive officers are “underwater” (that is, they have exercise prices that are greater than the fair market value of Acer Common Stock), there is no aggregate dollar value to report for such Acer stock options.

Name	Vested Acer Stock Options (#)	Unvested Acer Stock Options (#)	Outstanding Acer Stock Options (#)	Weighted Average Exercise Price of Outstanding Acer Stock Options ($)
Non-Employee Directors
Jason Amello	57,500	20,000	77,500	$5.82
Stephen J. Aselage	75,500	20,000	95,500	$4.80
John M. Dunn	70,500	20,000	90,500	$4.93
Michelle Griffin	57,500	20,000	77,500	$5.82
Executive Officers
Chris Schelling	162,250	46,250	208,500	$13.16
Jefferson E. Davis	75,000	85,000	160,000	$3.21
Tanya Hayden	29,375	68,125	97,500	$2.16
Donald R. Joseph	173,875	68,125	242,000	$9.28
John M. Klopp	107,875	53,125	161,000	$6.74
Harry S. Palmin	181,475	68,125	249,600	$8.70
Bernie Paul	70,625	49,375	120,000	$6.09
Adrian Quartel	75,000	155,000	230,000	$2.44

Change in Control Severance Benefits in Executive Officer Employment Arrangements

Each of Acer’s current executive officers has entered into an employment agreement with Acer pursuant to which the executive officer is entitled to severance benefits upon a qualifying termination of employment.

In the event an executive officer’s employment is terminated without Cause (as defined in each executive officer’s employment agreement) or due to a Constructive Termination (as defined in each executive officer’s employment agreement), in each instance during the period commencing one month prior to the Merger and terminating 12 months after the Merger, the executive officer will be entitled to (i) a payment, less applicable taxes and withholdings, equal to his or her then-current base salary for a period of 12 months plus (ii) 1x times his or her annual discretionary target bonus calculated for such period. The executive officer would receive any such payment in the form of a lump sum 60 days following such termination of employment. In addition, if the executive officer elects to continue his or her health insurance coverage under COBRA, then Acer will reimburse the executive officer for the same portion of the executive officer’s monthly premium over such 12-month period as Acer is then paying for health insurance coverage for active employees. The severance benefits are subject to the executive officer having been continuously employed through the termination event as well as executing and delivering a general release and waiver of claims in favor of Acer. In the event any payment or benefit the executive officer might be entitled to receive would constitute a “parachute payment” under Section 280G of the Code, such payment or benefit will be reduced so as not to trigger excise tax under Section 4999 of the Code.

For illustrative purposes only, it is currently estimated that Acer’s executive officers would be entitled to receive the following amount of severance benefits under the employment agreements described above if such executive officer’s employment is terminated without Cause or due to a Constructive Termination, in each instance during the period commencing one month prior to the Merger and terminating 12 months after the Merger.

Name	Base Salary ($)	Target Bonus ($)	COBRA Benefit ($)	Total($)
Chris Schelling	500,000	275,000	27,400	802,400
Jefferson E. Davis	350,000	140,000	27,400	517,400
Tanya Hayden	325,000	130,000	27,400	482,400
Donald R. Joseph	375,000	150,000	27,400	552,400
John M. Klopp	325,000	130,000	27,400	482,400
Harry S. Palmin	392,400	156,960	27,400	576,760
Bernie Paul	300,000	120,000	27,400	447,400
Adrian Quartel	425,000	170,000	27,400	622,400

Accrued Bonuses

Acer awarded and communicated discretionary bonuses to each executive officer as of March 31, 2022; however, payment was delayed subject to attainment of adequate funding (as determined in the discretion of the Acer Board) and the executive officer’s continued employment through the payment date. It is expected that all such accrued bonuses will be paid in connection with Closing. The estimated dollar values of the accrued bonuses that would be payable for each of the executive officers is set forth in the table below.

Name	Accrued Bonus ($)
Chris Schelling	239,800
Jefferson E. Davis	136,000
Tanya Hayden	60,000
Donald R. Joseph	140,080
John M. Klopp	110,000
Harry S. Palmin	152,960
Bernie Paul	78,000
Adrian Quartel	—

CEO Promissory Note

On June 22, 2023, Acer received $1,000,000 in funding in exchange for the issuance of an unsecured, subordinated promissory note for that principal amount (the “Promissory Note”) to Mr. Schelling. Pursuant to the Promissory Note, the principal amount accrued interest at a rate of 6% per annum, and all principal and accrued interest were due and payable on August 21, 2023 (the “Original Maturity Date”); provided, however, that Acer’s repayment obligation under the Promissory Note is expressly subordinated to Acer’s obligations under its outstanding secured debt. If the Promissory Note was not paid in full on or before the Original Maturity Date, the unpaid balance will thereafter accrue interest at a rate of 10% per annum. On August 30, 2023, Acer entered into an amendment (the “Note Amendment”) to the Promissory Note, which Note Amendment amends the maturity date of the Original Note from August 21, 2023, to the earlier of (a) the termination of the Merger Agreement and (b) the Closing Date. It is currently anticipated that on the Closing Date, Zevra will cause Acer to repay all outstanding principal and accrued but unpaid interest owed pursuant to the Promissory Note.

New Employment Arrangements

As of the date of this proxy statement/prospectus, none of Acer’s executive officers has entered into any agreement, arrangement or understanding with Zevra or any of its executive officers, directors or affiliates regarding employment with Zevra or any of their affiliates. Although no such agreement, arrangement or understanding exists as of the date of this registration statement, certain of Acer’s executive officers may, prior to the Effective Time, enter into new arrangements with Zevra or its affiliates regarding employment with Zevra or certain of its affiliates.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below presents the estimated amounts of compensation that each named executive officer listed in Acer’s most recently filed proxy statement could receive that are based on or otherwise relate to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section. The named executive officers’ golden parachute compensation is subject to a non-binding advisory vote of Acer Stockholders. See “The Acer Special Meeting” beginning on page 144.

The amounts set forth below on based on the following assumptions:

•	the Merger is consummated on September 25, 2023, the latest practicable date prior to the filing of this proxy statement/prospectus;

•	the relevant price per share of Acer Common Stock is $1.03, the average of the closing market price over the first five business days following the public announcement of the Merger;

•

each named executive officer is terminated by Acer without Cause or due to a Constructive Termination (as such terms are defined in each named executive officer’s employment agreement) immediately following the Effective Time; and

•	all accrued bonuses are paid at the Effective Time.

The amounts indicated below are estimates of amounts that would be payable to the named executive officers and are based on multiple assumptions that may or may not actually occur. The actual amounts, if any, to be received by a named executive officer may differ in material respects from the estimated amounts below. All dollar amounts below have been rounded to the nearest whole number.

Name	Cash (1)($)	Equity (2)($)	Perquisites / Benefits (3)($)	Total ($)
Chris Schelling	1,014,800	—	27,400	1,042,200
Harry S. Palmin	702,320	—	27,400	729,720
Adrian Quartel	595,000	—	27,400	622,400

(1)

The amounts in this column represent the cash amounts to which the executive officers would be entitled in cash under (a) the accrued bonuses that may become payable in connection with Closing (a “single-trigger” benefit) and (b) the severance provisions of their respective employment agreements, if any, assuming a qualifying termination without Cause or due to a Construction Termination (as such terms are defined in each named executive officer’s employment agreement) during the period commencing one month prior to the Merger and terminating 12 months after the Merger (a “double-trigger benefit”), which consist of the following:

Name	Accrued Bonus ($)	Cash Severance ($)	Total ($)
Chris Schelling	239,800	802,400	1,042,200
Harry S. Palmin	152,960	576,760	729,720
Adrian Quartel	—	622,400	622,400

(2)

The amounts in this column represent the aggregate dollar value of in-the-money Acer stock options subject to acceleration under the terms of the Merger Agreement. Because all outstanding Acer stock options are

“underwater” (that is, they have exercise prices that are greater than the fair market value of Acer Common Stock, computed using the average of the closing market price over the first five business days following the public announcement of the Merger), there is no aggregate dollar value of in-the-money Acer stock options to report in this table. The option acceleration is a “single-trigger” benefit pursuant to the terms of the Merger Agreement.
(3)

The amounts in the table include the estimated value of continued health benefits under COBRA for up to 12 months, which is a “double-trigger” benefit payable following a qualifying termination without Cause or due to a Construction Termination under each named executive officer’s employment agreement.

Indemnification; Directors’ and Officers’ Insurance

In addition to indemnification provisions in Acer’s bylaws, Acer entered into agreements to indemnify its directors and executive officers. These agreements provide for indemnification of Acer’s directors and executive officers for certain types of expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by persons in any action or proceeding, including any action by Acer or in Acer’s right, arising out of their services as a director or executive officer.

Pursuant to the Merger Agreement, for six years following the Effective Time, Zevra agreed to:

•

maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by Acer’s currently in force directors’ and officers’ liability insurance, on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Zevra;

•

indemnify and hold harmless each individual who is or was director and executive officer of Acer or a subsidiary of Acer at or prior to the Effective Time for any and all costs and expenses (including fees and expenses of legal counsel), judgments, fines, penalties or liabilities imposed upon or reasonably incurred by such director or officer in connection with or arising out of any action, suit, litigation, proceeding, investigation or proceeding (whether civil or criminal) in which such person may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (A) by reason of being or having been such director or officer or an employee or agent of Acer or any of its subsidiaries or otherwise in connection with any action taken or not taken at the request of Acer or its subsidiaries or (B) arising out of such director or officer’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Acer (including in any capacity with respect to any employee benefit plan); and

•

honor and fulfill in all respects the obligations of Acer and its subsidiaries under (i) the indemnification agreements between Acer or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Acer or any of its subsidiaries prior to the Effective Time (each, an “Indemnified Person” and collectively, the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of Acer or any of its subsidiaries in effect on the date of the Merger Agreement, in each case to the fullest extent permitted under applicable law.

Regulatory Approvals

Zevra and Acer have each agreed to use their reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement.

The parties’ respective obligations to complete the Merger are conditioned, among other matters, upon the absence of any law, decree, injunction or other legal restraint, prohibition or binding order of any governmental authority that restrains, prohibits or otherwise makes the Merger illegal.

Neither Zevra nor Acer is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

De-Listing and Deregistration of Acer Common Stock after the Merger

Pursuant to the Merger Agreement, when the Merger is completed, the Acer Common Stock currently listed on the Nasdaq Capital Market will be delisted on the Nasdaq Capital Market and will be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

Appraisal Rights

Under Delaware law, Acer Stockholders and beneficial owners are entitled to appraisal rights in connection with the Merger, provided that they meet all of the conditions set forth in Section 262. Pursuant to Section 262 Acer Stockholders and beneficial owners who do not vote in favor of the Merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the Merger is completed. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the Merger Consideration. Acer Stockholders and beneficial owners should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Merger, are not opinions as to, and do not in any manner address, fair value under the DGCL.

Acer Stockholders and beneficial owners electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to exercise and perfect their rights. ANY STOCKHOLDER OR BENEFICIAL OWNER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Acer Stockholders or beneficial owners wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Appendix D to this proxy statement/prospectus.

Under Section 262, Acer is required to notify Acer Stockholders and beneficial owners not less than 20 days before the Acer Special Meeting to vote on the Merger that appraisal rights will be available. A copy of Section 262 may be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES ACER’S NOTICE TO ITS STOCKHOLDERS AND BENEFICIAL OWNERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 AND A COPY OF SECTION 262 IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX D.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Appendix D to this proxy statement/prospectus and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Acer Common Stock, you must:

•	NOT deliver an executed copy of the enclosed proxy card or otherwise vote in favor of the Merger Proposal;

•	deliver to Acer a written demand for appraisal of your shares before the date of the Acer Special Meeting, as described further below under “Written Demand and Notice”;

•	continuously hold your shares of Acer Common Stock through the Effective Date; and

•	otherwise comply with the procedures set forth in Section 262.

A demand for appraisal must be executed by or on behalf of the Acer Stockholder of record or beneficial owner and must state that such person intends thereby to demand appraisal of his, her or its shares of Acer Common Stock issued and outstanding immediately prior to the Effective Time in connection with the proposed Merger.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Acer Stockholders or beneficial owners who vote in favor of the adoption and approval of the Merger Agreement will not have a right to have the fair market value of their shares of Acer Common Stock determined. However, failure to vote in favor of the Merger Agreement is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to Acer a written demand for appraisal of the Acer Common Stock held by you.

Written Demand and Notice

Any person wishing to exercise his, her or its appraisal rights must make a written demand for appraisal to Acer before the Acer Special Meeting. The demand notice shall be sufficient if it reasonably informs Acer of your identity and that you wish to seek appraisal with respect to your shares of Acer Common Stock. In addition, in the case of a demand for appraisal made by a beneficial owner of Acer Common Stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of Acer Common Stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and accurate copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by Acer and to be set forth on the verified list required by Section 262. All demands should be delivered to: Acer Therapeutics Inc., One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458, Attention: Corporate Secretary.

The surviving corporation, within ten days after the Effective Time, will notify each person who has complied with Section 262 and who has not voted in favor of the Merger, that the Merger has become effective.

Judicial Appraisal

Within 120 days after the Effective Time, the surviving corporation or any person who is entitled to appraisal rights under Section 262 may file a petition with the Delaware Court of Chancery (the “Court of Chancery”) demanding a determination of the value of the shares of Acer Common Stock. If no petition is filed by either the surviving corporation or any dissenting stockholder or beneficial owner within the 120-day period, the rights of all dissenting persons to appraisal will cease. Persons seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of persons who wish to seek appraisal of their shares of Acer Common Stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the person’s right to an appraisal to cease.

Upon the filing of the petition described above by any such stockholder or beneficial owner of shares of Acer Common Stock, service of a copy thereof must be made upon Acer. The surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list, referred to as the “Verified List”, containing the names and addresses of all persons that have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to Acer and all of the Acer Stockholders or beneficial owners shown on the Verified List. The costs of these notices are borne by Acer.

After notice to such persons as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons that have complied with Section 262 and that have become entitled to appraisal rights thereunder. At the hearing on such petition, the Court of Chancery shall determine which Acer Stockholders or beneficial owners are entitled to an appraisal of their shares and may require the Acer Stockholders or beneficial owners who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to you. If immediately before the Merger the shares of Acer Common Stock are listed on a national securities exchange, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the Merger Consideration for such total number of shares exceeds $1 million.

After the Court of Chancery determines which Acer Stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the Merger to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Acer Stockholders or beneficial owners who consider seeking appraisal should consider that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than, the Merger Consideration without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ or experts’ fees) and assess it against the parties as the Court of Chancery deems equitable. Upon application of a dissenting person, the Court of Chancery may order that all or a portion of the expenses incurred by any dissenting Acer Stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Acer Common Stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any Acer Stockholder or beneficial owner who has demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Acer Common Stock, except for dividends or distributions, if any, payable to Acer Stockholders of record at a date before the Merger.

Request for Appraisal Information

If you timely submit a written demand for appraisal of your shares of Acer Common Stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to Zevra within 120 days after the Effective Time, receive a written statement identifying (1) the aggregate number of shares of Acer Common Stock which were not voted in favor of the adoption and approval of the Merger and with respect to which Acer has received written demands for appraisal; and (2) the aggregate number of Acer Stockholders or beneficial owners holding or owning such shares. Zevra will mail this statement to you within ten days after receiving your written request.

Withdrawal

Even if you submit a written demand for appraisal of your shares of Acer Common Stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the Effective Time except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of Zevra and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any person absent court approval. The foregoing, however, will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered under the Merger Agreement within 60 days after the Effective Time. If you withdraw your demand, you will be deemed to have accepted the terms of the Merger Agreement, which are summarized in this proxy statement/prospectus and which is attached in its entirety as Appendix A.

In view of the complexity of Section 262, Acer Stockholders who may wish to dissent from the Merger and seek apprise rights should consult their legal advisors.

Tax Considerations

If you elect to exercise your appraisal rights, the payment in cash of the fair value of your shares of Acer Common Stock will be a taxable transaction to you.

Acer Stockholders and beneficial owners considering exercising appraisal rights should consult with their tax advisors with regard to the tax consequences of such actions.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Appendix D to this proxy statement/prospectus. Acer urges any person wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights, if any.

Anticipated Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States, Zevra anticipates that it will account for the Merger using the acquisition method of accounting for business combinations. Under this method of accounting, Zevra will record the acquisition based on the fair value of the consideration given, which is the market value (based on the closing price of Zevra Common Stock on the Closing Date) of Zevra Common Stock issued in connection with the Merger plus the fair value of contingent consideration. Zevra will allocate the purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the Merger. Any excess of the purchase price over those fair values will be recorded as goodwill. Management of Zevra has made a preliminary estimate of the purchase price calculated as described in Note 3 to the unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Acer that exist as of the date of completion of the Merger. Therefore, the actual purchase price allocation may differ materially from the amounts reflected in the unaudited pro forma condensed financial statements.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary and the descriptions of the Merger Agreement and Merger included elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by the following summary or any other information contained in this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Merger.

This summary and the Merger Agreement attached to this proxy statement/prospectus as Appendix A are included in this proxy statement/prospectus to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information about Zevra or Acer or their respective subsidiaries or businesses. Factual disclosures about Zevra and Acer contained in this proxy statement/prospectus or in the public reports of Zevra and Acer filed with the SEC may supplement, update or modify the factual disclosures about Zevra and Acer contained in the Merger Agreement. The Merger Agreement contains representations, warranties and covenants by Zevra and Merger Sub, on the one hand, and by Acer, on the other hand. Such representations, warranties and covenants are qualified and subject to important limitations agreed to by Zevra, Merger Sub and Acer. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary and elsewhere in this proxy statement/prospectus, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and certain of the representations and warranties were qualified by the matters contained in the confidential disclosure schedule that Zevra, Merger Sub and Acer each delivered in connection with the Merger Agreement in addition to certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. The representations and warranties in the Merger Agreement will not survive the completion of the Merger.

For the foregoing reasons, the representations and warranties contained in the Merger Agreement or any descriptions of those provisions contained in this proxy statement/prospectus should not be read alone or relied upon as characterizations of the actual state of facts or condition of Zevra or Acer or any of their respective subsidiaries or businesses. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 233.

Structure of the Merger

Merger Sub will be merged with and into Acer, the separate corporate existence of Merger Sub will cease and Acer will continue as the surviving corporation of the Merger and a wholly-owned subsidiary of Zevra.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Acer Common Stock that is outstanding immediately prior to the Effective Time (excluding cancelled shares owned by Zevra, Merger Sub or Acer, or by their respective direct or indirect wholly-owned subsidiaries, which shares will automatically be cancelled and extinguished without consideration being paid therefor, and any shares held by holders who have exercised their appraisal rights) will be automatically converted into the right to receive:

•	0.1210 validly issued, fully paid and non-assessable shares of Zevra Common Stock; and

•

one non-transferable CVR, which will represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of the CVR Agreement.

If at any time during the period between the date of the Merger Agreement and the Effective Time, the outstanding shares of Acer Common Stock or Zevra Common Stock are changed into a different number of shares or a different class, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Merger Consideration described above will be equitably adjusted to reflect the same economic effect as contemplated by the Merger Agreement prior to such event; provided, however, that (i) in no event will the aggregate amount payable by Zevra after giving effect to any such event exceed the amount that would have been payable pursuant to the Merger Agreement had such event not occurred and (ii) Acer is not permitted to take any action with respect to its securities that is otherwise prohibited by the terms of Merger Agreement.

Treatment of Fractional Shares

No fractional shares will be issued pursuant to the Merger Agreement. All fractions of Zevra Common Stock that otherwise would be issued under the Merger Agreement to an Acer Stockholder will be aggregated and the resulting fraction of a share of Zevra Common Stock will be rounded up to the nearest whole share.

Treatment of Stock Options and Warrants

Upon the terms and subject to the conditions set forth in the Merger Agreement, outstanding Acer equity awards will be treated as follows:

•

Options. No later than ten business days prior to the Closing Date, Acer will provide each optionholder with written notice stating that (i) each Acer stock option has become fully vested and immediately exercisable, and (ii) each optionholder will have the opportunity to exercise his or her options no later than one business day prior to the Closing Date, and receive Merger Consideration in accordance with the Merger Consideration terms described above. Thereafter and effective as of immediately prior to the Effective Time, all of the outstanding and unexercised Acer stock options will be automatically canceled and cease to exist without any cash or other consideration being paid or provided in respect thereof.

•

Warrants. Acer is required pursuant to the Merger Agreement to use its best efforts to cause the SWK Warrants to be canceled, terminated and extinguished without consideration at the Effective Time, such that, SWK will have no rights with respect thereto from and after the Effective Time. The SWK Warrants have exercise prices ranging from $1.00 to $2.46 per share, with a weighted average exercise price of $1.62 per share. Although presently unknown, the cancellation or other resolution of the SWK Warrants under the Merger Agreement could require that Acer agree that certain payments be made to SWK from amounts otherwise available for payout to the Acer Stockholders pursuant to the CVR Agreement. However, the amount of any such payments to SWK, if applicable, are expected to be immaterial to the Acer Stockholders because, among other things, (i) the SWK Warrants have relatively low intrinsic values due to their high exercise prices as compared with the closing price per share of Acer Common Stock on the Nasdaq Capital Market, which was $0.75 on October 5, 2023, and (ii) even if exercised in full, the number of shares of Acer Common Stock represented by the SWK Warrants would constitute less than 4% of the total number of shares represented by the outstanding shares of Acer Common Stock held by the Acer Stockholders as of the date of the Merger Agreement plus the shares underlying the SWK Warrants.

Unless exercised in advance of the Merger, the March 2023 Common Warrants (i.e., the warrants to purchase up to 2,920,306 shares of Acer Common Stock at an exercise price of $0.791 per share that were issued in connection with Acer’s March 21, 2023 financing will remain outstanding and exercisable in accordance with their terms following the Effective Time, although the holders of the March 2023 Common Warrants will also have the opportunity to require Zevra to purchase the March 2023 Common Warrants based upon a value determined using a Black-Scholes option pricing model as set forth in the March 2023 Common Warrants.

Closing and Effective Time of the Merger

Unless otherwise agreed in writing by Acer and Zevra, the Closing will take place no later than the third business day following the satisfaction, or to the extent permitted by applicable law, waiver by the party or parties entitled to the benefits of the conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions).

Upon the terms and subject to the provisions of the Merger Agreement, the Merger will become effective at the Effective Time (when the certificate of merger is filed with the Delaware Secretary of State), or on such later date and as agreed to in writing by Zevra and Acer and specified in the certificate of merger.

The Merger is expected to be completed in the fourth quarter of 2023. However, the parties cannot predict the exact timing of the completion of the Merger or whether the Merger will be completed at all.

Organizational Documents; Directors and Officers

As a result of the Merger, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time will become the certificate of incorporation and bylaws of Acer as the surviving corporation, except that the certificate of incorporation and bylaws will be amended so that the name of the surviving corporation will be “Acer Therapeutics Inc.”

The directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of Acer, as the surviving corporation in the Merger.

Exchange of Shares in the Merger

Prior to the Effective Time, Zevra will appoint an exchange agent for the Merger and to handle the exchange of shares of Acer Common Stock for the Merger Consideration.

At or prior to the Effective Time, Zevra will deposit or cause to be deposited with the exchange agent the number of shares of Zevra Common Stock equal to the number of shares to be issued as Merger Consideration. Promptly following the Effective Time, the exchange agent will, pursuant to irrevocable instructions, deliver the whole shares of Zevra Common Stock and notify the holders of each CVR contemplated to be issued under the Merger Agreement.

Promptly following the Effective Time, the exchange agent will mail to each holder of record of Acer Common Stock who is entitled to receive the Merger Consideration, a letter of transmittal and instructions for use in effecting the surrender of the shares in exchange for the Merger Consideration payable in respect thereof.

ACER STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES OR BOOK-ENTRY SHARES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF SUCH STOCK CERTIFICATES OR BOOK-ENTRY SHARES.

Any shares of Zevra Common Stock which remain unclaimed at the one year anniversary of the Effective Time will be delivered by the exchange agent to Acer. Thereafter, holders of certificates or book-entry shares must look to Acer (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable to such holders upon surrender of their certificates or book-entry shares.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Acer, Zevra and Merger Sub. The representations and warranties described below and included in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures filed with or furnished to the SEC and the confidential disclosure letters exchanged by the parties in connection with the execution of the Merger Agreement. The representations and warranties contained in the Merger Agreement were solely for the benefit of the parties to the Merger Agreement and should not be relied upon as characterizations of the actual state of facts or condition of any party or any of their respective subsidiaries, affiliates or businesses. The following is a description of certain of the mutual representations and warranties of the parties contained in the Merger Agreement:

•	organization, standing and power;

•	corporate power and authority;

•	no conflict, consents and approvals;

•	capitalization;

•	SEC reports and financial statements;

•	absence of untrue statements;

•	absence of undisclosed liabilities;

•	absence of certain litigation;

•	broker’s fees; and

•	the opinion of the financial advisors.

In addition, Acer made certain representations with respect to:

•	subsidiaries;

•	absence of certain changes or events;

•	compliance with applicable laws and possession of applicable permits;

•	employee benefits plans and other employee arrangements;

•	tax compliance and related matters;

•	certain material contracts;

•	title to personal and real property;

•	intellectual property;

•	inapplicability of takeover statutes;

•	insurance matters;

•	regulatory and compliance matters;

•	environmental matters;

•	indebtedness for borrowed money;

•	affiliate transactions;

•	anti-corruption;

•	title to clinical supply; and

•	suppliers.

In addition, Zevra and Merger Sub made certain representations with respect to:

•	ownership and operations of Zevra and Merger Sub;

•	Zevra Common Stock to be issued in connection with the Merger Agreement;

•	sufficiency of funds to pay amounts payable pursuant to the CVR Agreement; and

•

Zevra not having certain arrangements with management of Acer or an Acer director or stockholder with respect to the Merger or with any other person to provide equity capital to Acer or Merger Sub to finance the Merger.

Definition of “Material Adverse Effect”

Certain representations and warranties of Acer are qualified by a “material adverse effect” standard. Generally, “material adverse effect” means, with regard to Acer, any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Acer and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of Acer to consummate the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of:

•

the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by the Merger Agreement (including any stockholder litigation, or any loss of or adverse change in the relationship of Acer and its subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto);

•	the identity of Zevra or any of its affiliates as the acquirer of Acer;

•	general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein;

•

general conditions affecting the industry in which Acer and its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which Acer or any of its subsidiaries operate, or change therein;

•	any changes or proposed changes after the date hereof in GAAP (or the enforcement or interpretation thereof);

•

any changes or proposed changes after the date of the Merger Agreement in applicable law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any governmental entity, or any panel or advisory body empowered or appointed thereby;

•

the taking of any action, or refraining from taking any action, in each case at the written direction of Zevra or Merger Sub, or as required by the Merger Agreement (but including in this clause, any change, effect, event, occurrence, state of facts or development arising from any actions or omissions required of Acer to comply with the covenants in the Merger Agreement governing Acer’s required conduct with respect to the operation of the business prior to the Merger, only to the extent that such change, effect, event, occurrence, state of facts or development is the direct result of Zevra unreasonably withholding its consent to Acer’s written request to otherwise take an action restricted or prohibited by the provisions of the Merger Agreement governing conduct of business pending the Merger);

•

any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing;

•	the availability or cost of equity, debt or other financing to Zevra, Merger Sub or the surviving corporation; or

•

any failure by Acer to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by Acer or any third parties), or any change in the price or trading volume of shares of Acer Common Stock (unless the underlying causes of such failures or changes would otherwise be excepted from this definition).

Conduct of Acer’s Business Pending the Merger

Acer has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the Effective Time. In general, except as expressly contemplated by the Merger Agreement, as required by law or with the prior written consent of Zevra (which consent will not be unreasonably withheld, conditioned or delayed), Acer has agreed to conduct, and to cause each of its subsidiaries to conduct, its business in the ordinary course of business consistent with past practice, and to use and cause its subsidiaries to use commercially reasonable efforts to preserve intact their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their permits and preserve their relationships and goodwill with those persons having significant business relationships with Acer and its subsidiaries.

In addition to the foregoing, between the date of the Merger Agreement and the Effective Time, except as required by law, or as otherwise consented to by Zevra in writing (which consent will not be unreasonably withheld, conditioned or delayed), Acer will not, and will cause each of its subsidiaries not to:

•	amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

•

issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Acer shares upon the exercise of Acer stock options or Acer warrants outstanding on the date of the Merger Agreement in accordance with the terms thereof or (ii) the issuance of shares by a wholly-owned subsidiary of Acer to Acer or another wholly-owned subsidiary of Acer;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly-owned subsidiary of Acer to Acer or another wholly-owned subsidiary of Acer;

•

reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of Acer capital stock, other than the acquisition of Acer shares in connection with a cashless or net exercise of Acer stock options outstanding on the date of the Merger Agreement or in order to pay taxes in connection with the exercise of any other equity awards (including Acer stock options) outstanding on the date of the Merger Agreement;

•

(i) other than borrowings under the Bridge Loan Facility described in this proxy state/prospectus for working capital purposes, acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing contracts;

•	(i) enter into or amend in any respect any contract, written, oral or otherwise, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a provision under, any contract;

•

make any capital expenditures, individually or in the aggregate, in excess of $10,000, other than capital expenditures contemplated by Acer’s capital expenditure budget which has been provided to Zevra prior to the date of the Merger Agreement;

•

(i) incur, assume, guarantee or otherwise become liable for any indebtedness, or amend or modify in any material respect or prepay or refinance any indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than Acer or any direct or indirect wholly-owned subsidiary of Acer, (iii) cancel, release or assign any material indebtedness of any person owed to the Acer or any of its subsidiaries or (iv) withdraw, change or revoke any consent or approval made or required (and provide any further consents or approvals) in connection with the Note and Loan Purchase Agreement and the transactions contemplated thereby described in this proxy state/prospectus;

•

except as expressly required by any Acer benefit plan or contract in existence on the date of the Merger Agreement and made available to Acer, or applicable law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of Acer or any of its subsidiaries, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of Acer or any of its subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other contract with any union or recognize any union as the bargaining representative of any employees or (v) establish, adopt or terminate any Acer benefit plan;

•	make any material change in any accounting principles, except as may be required by law or GAAP or any official interpretations thereof;

•

(i) make, change or revoke any material tax election, (ii) enter into any settlement or compromise of any material tax liability, (iii) amend any tax return with respect to any material tax, (iv) change any annual tax accounting period, (v) settle or compromise any material tax liability, claim, audit or dispute or enter into any closing agreement relating to any material tax, (vi) surrender any right to claim a material tax refund, (vii) change any material method of accounting for tax purposes (or file a request to make any such change) or (viii) waive or extend the statute of limitations with respect to any tax;

•

adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable law;

•	grant or suffer to exist any liens on any properties or assets, tangible or intangible, of Acer or any of its subsidiaries, other than permitted liens;

•

sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any subsidiary or any material assets, securities, or property except (i) as required pursuant to contracts existing as of the date hereof and in accordance with their terms or (ii) in the ordinary course of business consistent with past practice;

•

settle any action against Acer or any of its subsidiaries, other than settlements of actions (i) where the amount paid by Acer or any of its subsidiaries in settlement does not exceed $10,000 individually or in the aggregate, (ii) that do not impose any material restriction on the business of Acer or any of its subsidiaries, (iii) that provide for a complete release of Acer and its subsidiaries for all claims and (iv) that do not involve the admission of wrongdoing by Acer or any of its subsidiaries;

•	waive, release or assign any rights or claims or make any payment, directly or indirectly, of any liability of Acer or any of its subsidiaries before the same comes due in accordance with its terms;

•

sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to Acer or any of its subsidiaries or, with respect to any registered intellectual property owned by Acer or any patent or pending patent application included in registered intellectual property owned by a third party and licensed to Acer pursuant to an intellectual property agreement that Acer prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

•	(i) acquire any fee interest in real property or (ii) amend, modify or terminate any real property lease or enter into any new lease for any real property;

•	change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

•	create any subsidiary of Acer or any of its subsidiaries;

•	enter into any new line of business, or form or commence the operations of any joint venture;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits of Acer or its subsidiaries;

•

other than in the ordinary course of business consistent with past practice, reduce the amount of insurance coverage or fail to renew any existing insurance policies without replacing such policy with substantially comparable coverage;

•

fail to promptly provide to Zevra (i) accurate and complete copies of all clinical study reports for any preclinical studies and access to all electronic databases related to any such preclinical studies, (ii) accurate and complete copies of all clinical study reports and trial master files for any clinical studies and access to all electronic databases related to any such clinical studies, (iii) all other all toxicology, pharmacokinetic and pharmacodynamic reports, files, records, dossiers, and data that have been included in any submission to any governmental entity in respect of any FDA regulated product or authorization, (iv) a comprehensive listing of all meetings, correspondence, submissions and other interactions with any governmental entity in respect of any FDA regulated product or authorization, and (v) a complete copy of all submissions made to any governmental entity, all correspondence (including emails) between Acer or any of its subsidiaries and any governmental authorities, and all contact reports or other summaries of telephonic or in-person meetings with any governmental authorities, in each case in respect of or regarding any FDA regulated product or authorization; or

•	commit to take any of the actions described immediately above.

Unsolicited Proposals

Except as described below and in the Merger Agreement, Acer has agreed, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, that it will not, and will cause its subsidiaries not to, and Acer will direct and use its reasonable best efforts to cause its representatives and its subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of Acer or any of its subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal;

•

enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement as permitted by the Merger Agreement) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring Acer to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement;

•	approve, support, adopt or recommend any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

From and after the execution of the Merger Agreement, Acer will, and will cause its subsidiaries to, and will direct Acer’s and its subsidiaries’ representatives to (i) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by Acer, its subsidiaries or their respective representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) terminate access by any third party to any physical or electronic data room or other access to data or information of Acer, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date of the Merger Agreement, request that all non-public information previously provided by or on behalf of Acer or and of its subsidiaries to any such third party be returned or destroyed in accordance with the applicable confidentiality agreement.

Notwithstanding anything to the contrary in the Merger Agreement, if at any time on or after the date of the Merger Agreement prior to the time that the required Acer Stockholder approval is obtained, (i) Acer receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provisions set forth in the Merger Agreement and (iii) the Acer Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then Acer will provide Zevra with written notice of such determination once made by the Ace Board (and in any event within 24 hours after making such determination), and Acer may (a) furnish information and data with respect to Acer and its subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of Acer and its subsidiaries pursuant to an Acceptable Confidentiality Agreement entered into pursuant to the terms of the Merger Agreement and (B) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, that, to the extent not already provided to Zevra, Acer agrees to concurrently provide Zevra any non-public information concerning Acer or its subsidiaries provided to such third party.

Acer will as promptly as practicable (and in any event within 24 hours) notify Zevra of Acer’s (or any of its representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to Acer or any of its subsidiaries or for access to the business, properties, assets, books or records of Acer or any of its subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification will include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. Thereafter, Acer will keep Zevra reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its representatives) making such Acquisition Proposal and Acer (or its representatives) within 24 hours after receipt thereof.

Acer agrees to enforce, and not to release or permit the release of any person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained in such agreement), other than to the extent the Acer Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

For purposes of the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the confidentiality agreement entered into between Acer and Zevra (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit Acer to comply with the provisions in the Merger Agreement.

•

“Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) 20% or more of Acer Common Stock, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of Acer Common Stock, or (B) 20% or more of the assets or businesses of Acer and its subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Acer and any of its subsidiaries, the business of which constitutes 20% or more of the assets of Acer and its subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Acer pursuant to which the shareholders of Acer immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing; and

•

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Acer Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is materially more favorable to Acer Stockholders than the Merger (including any revisions to the terms of the Merger Agreement proposed by Zevra in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “20% or more” will be deemed to be references to “more than 50%” and (2) “80%” will be deemed references to “50%.”

Changes in the Acer Board Recommendation

In the Merger Agreement, Acer agreed that neither the Acer Board nor any committee thereof will (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by the Merger Agreement, Zevra or Merger Sub, its recommendation regarding the adoption of the Merger Agreement to Acer Stockholders, or fail to include its recommendation in this proxy statement/prospectus, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Acer Common Stock within ten business days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit Acer or any of its subsidiaries to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (v) resolve or publicly propose to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to obtaining the required Acer Stockholder approval, in response to a Superior Proposal that is first made after the date of the Merger Agreement and that did not result from a breach of its non-solicitation obligations or its obligations regarding the Acer Board’s recommendation for Acer Stockholders to adopt the Merger Agreement, the Acer Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, (A) make an adverse recommendation change or (B) cause Acer to terminate the Merger Agreement and authorize Acer to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement will be entered into substantially concurrently with such termination).

In the case of a Superior Proposal, the Acer Board may not make an adverse recommendation change or terminate the Merger Agreement (i) until after the fourth business day following Acer’s written notice advising Zevra that the Acer Board intends to make an adverse recommendation change or terminate the Merger Agreement and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal will require a new written notice to be provided and a new notice period of four business days; provided, that such period will be shortened to the later of (x) three business days following Zevra’s receipt of a new notice or (y) the expiration of the initial four business day period, if the only change to such Superior Proposal is an increase in (without any change to the form of the Merger Consideration)); (ii) during such three or four business day period, Acer will, and will cause its representatives to, to the extent requested by Zevra, negotiate with Zevra in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Acer Board to maintain its recommendation and not make an adverse recommendation change or terminate the Merger Agreement and (iii) after complying with the foregoing, the Acer Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to the Merger Agreement by Zevra prior to the expiration of such four or three business day.

Covenants of the Parties

The Merger Agreement contains certain covenants and agreements made by the parties, including:

•	the parties’ cooperation in the joint preparation of this proxy statement/prospectus;

•

Acer’s agreement to, as promptly as reasonably practicable following the date on which the Form S-4 has been declared effective by the SEC, establish a record date for, duly call and give notice of and convene and hold a meeting of Acer Stockholders for the purpose of seeking the required Acer Stockholder approval;

•	each party’s agreement to use reasonable best efforts to take, or cause to be taken, all things necessary, proper, or advisable to consummate the transactions contemplated by the Merger Agreement;

•

each party’s agreement not to make any press release or other public announcement regarding the Merger Agreement or the transactions contemplated thereby without the other party’s prior consultation and opportunity to review and comment on such public announcement, except as required by applicable law, court process, or any rules and regulations of the Nasdaq Stock Market LLC;

•

each party’s agreement that, in the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or the Merger, each party and its board will grant approval and take action as necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement and the transactions contemplated thereby;

•

Acer’s agreement to afford Zevra and representatives of Zevra reasonable access during normal business hours, upon reasonable notice, to the properties, assets, offices, facilities and books and records of Acer and furnish Zevra with such financial, operating and other data and information relating to Acer and any of its subsidiaries as Zevra may reasonably request;

•

Zevra’s agreement to permit Acer to take such steps as may be reasonably necessary or advisable to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of Acer (including “Derivative Securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of Acer to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	Zevra’s agreement to indemnify and insure Acer’s current and former directors and officers (as of immediately prior to the Effective Time) until the sixth anniversary of the Effective Time;

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Zevra’s agreement to (i) provide, for six months following the Effective Time, each continuing employee with compensation and benefits that are, taken as a whole, at least as favorable in the aggregate as such employee received immediately prior to the Effective Time, and (ii) provide each continuing employee with full credit for all service with Acer and its subsidiaries prior to the Effective Time for purposes of an Acer benefit plan where length of service is relevant;

•	Zevra’s agreement to take all action necessary to cause Merger Sub to perform its respective obligations under the Merger Agreement;

•

Acer’s agreement to promptly notify Zevra of any litigation commenced by a stockholder or on behalf of any stockholder against Acer or its board, directors or officers relating to the Merger, to keep Zevra reasonably informed regarding such litigation, and to give Zevra the opportunity to participate in the defense or settlement of any such litigation;

•	Zevra’s agreement to execute and deliver the CVR Agreement with the rights agent designated by Acer;

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Zevra’s agreement to use reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable laws and rules and policies of the Nasdaq Stock Market LLC to enable the listing of the Zevra Common Stock issued in connection with the Merger on the Nasdaq Stock Market LLC and the deregistration of the Acer Common Stock under the Exchange Act as promptly as practicable after the Effective Time;

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Acer’s agreement to cooperate with Zevra and use commercially reasonable best efforts to take all actions reasonably necessary, proper or advisable under the applicable laws and rules and policies of the Nasdaq Stock Market LLC to enable delisting of Acer stock from the Nasdaq Stock Market LLC;

•	Acer’s agreement to use commercially reasonable efforts to deliver to Zevra resignations of the directors of Acer and its subsidiaries;

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Acer’s agreement not to solicit, initiate, knowingly facilitate or encourage any inquiries, proposals or offers with a third party for an alternative Acquisition Proposal prior to the Effective Date; and

•	Acer’s agreement to keep Zevra fully, completely and promptly informed of any material developments regarding certain specified authorizations and regulatory matters.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of Indemnified Persons. Specifically, all rights to exculpation, indemnification, advance and reimbursement of expenses provided to the Indemnified Persons, under Acer’s certificate of incorporation, bylaws or other indemnification agreements, with respect to acts or omissions arising directly or indirectly from such indemnified person’s capacity as a director, officer, employee or agent of Acer or any of its subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or any of the transactions contemplated by the Merger Agreement, will continue in full force and effect for six years following the Effective Time.

In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Zevra will cause the surviving corporation to indemnify each individual who as of or prior to the Effective Time was a director or officer of Acer or any of its subsidiaries for any and all costs and expenses (including fees and expenses of legal counsel), judgments, fines, penalties or liabilities imposed upon or reasonably incurred by such individual in connection with or arising out of any action in which such individual may be involved in, or may be threatened, by reason of such individual being or having been a director or officer or an employee or agent of Acer or a subsidiary of Acer or in connection with such individual’s service to another organization at Acer’s request.

For a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Zevra will (or cause the surviving corporation to) maintain directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person covered by Acer’s existing directors’ and officers’ liability insurance, on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Zevra.

If, following the Effective Time, Zevra or the surviving corporation merges into or consolidates with another entity and is not the surviving corporation or transfers or conveys all or substantially all its assets, provision will be made so that the successors or assigns of Zevra or the surviving corporation assume the insurance and indemnification obligations described above.

Employee Matters

Pursuant to the terms of the Merger Agreement, for a period of six months following the Effective Time, Zevra will (or cause the surviving corporation or its subsidiaries to) provide to each employee of Acer who is employed by the surviving corporation during such period a base compensation that is not less favorable that the base compensation provided to such continuing employee prior to the Effective Time and benefits (including target annual cash bonus opportunities, target long-term incentive compensation opportunities but excluding equity-based compensation) that are, taken as a whole, have a value that is not less favorable in the aggregate as such benefits provided to such continuing employee immediately prior to the Effective Time.

From and after the Closing, Zevra will provide, or will cause the surviving corporation to provide, each continuing employee with full credit for all service with Acer prior to the Effective Time for purposes of any Zevra employee benefit plan where length of service is relevant to the same extent recognized by Acer under any similar plans; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or with respect to a new established plan for which prior service is not taken into account. In addition, and without limiting the generality of the foregoing, Zevra will (or will cause the surviving corporation and its subsidiaries to) take commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively at work requirements and waiting period under any welfare benefit plan maintained by Zevra or any of its subsidiaries in which such continuing employee will be eligible to participate in after the Effective Time, except to the extent that such pre-existing condition limitations, exclusion, actively-at-work requirements and waiting periods would not have been satisfied or waived un the comparable Acer benefit plan immediately prior to the Effective Time.

Conditions to Completion of the Merger

The obligations of each of the parties to consummate the Merger are subject to the satisfaction (or waiver by each of Zevra and Acer if permissible under applicable law) prior to the Effective Time, of certain conditions, including:

•	obtaining the required stockholder approval;

•	the waiting period applicable to the consummation of the Merger under the HSR Act, if any, will have expired or been terminated; and

•	the absence of any law or order of any governmental authority of competent jurisdiction that enjoins, prohibits or makes illegal the consummation of the Merger.

In addition, the obligation of each of Zevra and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by Zevra) prior to the Effective Time, of each of the following additional conditions:

•

the representations and warranties of Acer set forth in the Merger Agreement with respect to certain aspects of its capitalization being true and correct, except for any de minimus inaccuracies, at and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•

the representations and warranties of Acer set forth in the Merger Agreement with respect to its organization, authority, consents, brokers and takeover statutes being true and correct in all material respects at and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•

all other representations and warranties of Acer contained in the Merger Agreement being true and correct in all respects at and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except for inaccuracies, the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	Acer having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	there having been no material adverse effect with respect to Acer that is continuing as of immediately prior to the Effective Time;

•	Zevra having received an officer’s certificate duly executed by an executive officer of Acer certifying as to the satisfaction of the conditions set forth in the immediately preceding five bullets;

•	The Exclusive License Agreement continues to be in full force and effect as of immediately following the Effective Time;

•

Acer having executed Lock-Up Agreements, a Stockholder Agreement and Voting and Support with certain individuals agreed to by the parties that are in full force and effect as of immediately following the Effective Time; and

•	Zevra having received an executed statement from Acer certifying that Acer’s equity is not classified as United States real property interests under the Internal Revenue Code.

In addition, the obligation of Acer to consummate the Merger is subject to the satisfaction (or waiver by Acer) prior to the Effective Time, of each of the following additional conditions:

•

the representations and warranties of Zevra and Merger Sub set forth in the Merger Agreement being true and correct in all respects at and as of the Closing Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except for inaccuracies, the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•	each of Zevra and Merger Sub having performed in all material respects all obligations required to be performed by it under the Merger Agreement;

•	Acer having received an officer’s certificate duly executed by an executive officer of Zevra certifying as to the satisfaction of the conditions set forth in the immediately preceding two bullets; and

•	the CVR Agreement being executed and delivered by Zevra and the rights agent and in full force and effect.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time under the following circumstances:

•	by mutual written consent of Zevra and Acer;

•	by either Zevra or Acer, if:

•

the Merger has not been consummated on or before February 29, 2024 (referred to as the “Outside Date”); provided, however, the such date will be automatically extended until May 29, 2024, if the parties receive additional requests from an antitrust regulatory agency within 30 calendar days prior to the such date; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose material breach of any provision of the Merger Agreement has been the primary cause of the failure of the Merger to be consummated by the such time;

•

there exists any judgment, order, injunction, rule or decree, law or order of any governmental authority of competent jurisdiction in effect as of immediately prior to the Effective Time that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, which has become final and non-appealable; or

•	the required stockholder approval is not obtained upon a vote taken at a duly convened Acer Stockholders meeting or at any adjournment or postponement thereof;

•	by Acer:

•

if either Zevra or Merger Sub have breached or failed to perform any of their respective covenants, or other agreements under the Merger Agreement, or any of the representations and warranties of Zevra or Merger Sub set forth in the Merger Agreement are untrue, which breach, failure or untruthfulness, individually or in the aggregate with other such breaches, failures or untruths, would cause any of the conditions described above relating to the representations and warranties of Zevra and Merger Sub or Zevra and Merger Sub having performed their obligations under the Merger Agreement to fail, and such breach, failure or untruth cannot be cured on or prior to the fifth business day immediately before the Outside Date or, to the extent so curable, has not been cured within 30 days after receiving such written notice thereof from Acer (or, if earlier, the fifth business day immediately before the Outside Date); or

•

any time prior to obtaining Acer Stockholder approval, in order to accept a Superior Proposal; provided, however, that Acer has substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, otherwise complied in all material respects with the provisions of the Merger Agreement related to Superior Proposals and paid the Termination Fee described below; or

•	by Zevra:

•

if Acer has breached or failed to perform any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of Acer set forth in the Merger Agreement are untrue, which breach, failure or untruthfulness, individually or in the aggregate with other such breaches, failures or untruths, would cause any of the conditions described above relating to the representations and warranties of Acer or Acer having performed its obligations under the Merger Agreement to fail, and such breach, failure or untruth cannot be cured on or prior to the fifth business day immediately before the Outside Date or, to the extent so curable, has not been cured within 30 days after receiving such written notice thereof from Zevra (or, if earlier, the fifth business day immediately before the Outside Date); or

•

the Acer Board has made an adverse recommendation change or Acer has violated or breached in any material respect its non-solicitation obligations or its obligations regarding Acer Board’s recommendation for Acer Stockholders to adopt the Merger Agreement.

Effect of Termination

In the event the Merger Agreement is terminated and the Merger is abandoned pursuant to the terms of the Merger Agreement, the Merger Agreement will immediately become void and of no effect, except that certain provisions in the Merger Agreement, including confidentiality, public announcements, fees and expenses, amendments, waiver, interpretation, specific performance, entire agreement, third party beneficiaries, severability, governing law, submission to jurisdiction, waiver of jury trial, and assignment, will survive termination. Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, none of Zevra, Merger Sub or Acer will be relieved or released from any liabilities or damages arising out of willful breach of any provision of the Merger Agreement or any other agreement delivered in connection therewith. Notwithstanding anything to the contrary provided in the Merger Agreement, nothing will relieve any party for its fraud.

Fees and Expenses; Termination Fee

Except as provided below, all fees and expenses incurred in connection with the Merger Agreement, the CVR Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated.

Acer will pay Zevra a Termination Fee in the amount of $3.0 million in the event the Merger Agreement is terminated:

•	by Acer, prior to obtaining the required stockholder approval, in order to accept a Superior Proposal;

•

by Zevra, in the event the Acer Board make an adverse recommendation change or if Acer has violated or breached its non-solicitation obligations or its obligations regarding the Acer Board’s recommendation for Acer Stockholders to adopt the Merger Agreement;

•

by Acer or Zevra if the required Acer Stockholder approval has not been obtained at the Acer Special Meeting, so long as (i) an Acquisition Proposal is made directly to Acer Stockholders or is otherwise publicly disclosed or communicated to the Acer Board before the Acer Special Meeting and (ii) within 12 months following the termination of the Merger Agreement, Acer enters into a definitive agreement with any person (other than Zevra, Merger Sub or their respective affiliates) with respect to an Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (i)) that is later consummated, with all references to “20% or more” in the definition of “Acquisition Proposal” being deemed to reference “more than 50%”;

•

by Zevra in the event Acer’s breach of or failure to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Zevra and Merger Sub and cannot be or has not been cured within the specified cure period, so long as (i) an Acquisition Proposal is made directly to Acer Stockholders or is otherwise publicly disclosed or communicated to the Acer Board prior to such termination and (ii) within 12 months following the termination of the Merger Agreement, Acer enters into a definitive agreement with any person (other than Zevra, Merger Sub or their respective affiliates) with respect to an Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (i)) that is later consummated, with all references to “20% or more” in the definition of “Acquisition Proposal” being deemed to reference “more than 50%”;

•

by Acer if the Merger has not been consummated on or before the Outside Date, so long as (i) an Acquisition Proposal is made directly to Acer Stockholders or is otherwise publicly disclosed or communicated to the Acer Board prior to such termination and (ii) within 12 months following the termination of the Merger Agreement, Acer enters into a definitive agreement with any person (other than Zevra, Merger Sub or their respective affiliates) with respect to an Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (i)) that is later consummated, with all references to “20% or more” in the definition of “Acquisition Proposal” being deemed to reference “more than 50%”; or

•

by Zevra if the Merger has not been consummated on or before the Outside Date (unless Zevra or Merger Sub has breached or failed to perform any of its respective representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Acer and cannot be or has not been cured within the specified cure period), so long as (i) an Acquisition Proposal is made directly to Acer Stockholders or is otherwise publicly disclosed or communicated to the Acer Board prior to such termination and (ii) within 12 months following the termination of the Merger Agreement, Acer enters into a definitive agreement with any person (other than Zevra, Merger Sub or their respective affiliates) with respect to an Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (i)) that is later consummated, with all references to “20% or more” in the definition of “Acquisition Proposal” being deemed to reference “more than 50%”.

Governing Law; Jurisdiction; Waiver of Jury Trial

The Merger Agreement is governed by the laws of the State of Delaware (without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of Delaware). Each of the parties irrevocably submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery, or, if such court finds it lacks subject matter jurisdiction, any federal or state court in the State of Delaware. Each party also irrevocably waives any right it may have to a trial by jury in respect of any litigation arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Amendment; Extension; Waiver

The Merger Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after Acer’s stockholders approval has been obtained by execution of an instrument in writing signed on behalf of each of Zevra, Merger Sub and Acer; provided, however, that once stockholder approval has been obtained, the Merger Agreement may not be amended to the extent applicable law requires further approval or adoption by Acer Stockholders.

At any time prior to the Effective Time, any party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement; provided, however, that once stockholder approval has been obtained, the Merger Agreement may not be amended to the extent applicable law requires further approval or adoption by Acer Stockholders.

Specific Performance

The parties agree in the Merger Agreement that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that each party will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreements by any other party and to specifically enforce the terms and provisions of the Merger Agreement.

AGREEMENTS RELATED TO THE MERGER

The Contingent Value Rights Agreement

The following is a summary of the material terms of the CVR Agreement, which will be entered into at or prior to the time the Merger becomes effective by Zevra, and a rights agent designated by Acer, substantially in the form attached as Appendix B to this proxy statement/prospectus. This summary and the descriptions of the CVR Agreement included elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the form of the CVR Agreement which is attached as Appendix B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties and of holders of CVRs are governed by the express terms and conditions of the CVR Agreement and not by the following summary or any other information contained in this proxy statement/prospectus. The CVR Agreement should not be read alone, but should instead be read in conjunction with the Merger Agreement attached as Appendix A and the other information provided elsewhere in this proxy statement/prospectus, including the appendices and the documents incorporated by reference into this proxy statement/prospectus. The CVR Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions and this summary is not intended to provide any factual information about Zevra, Acer or their respective businesses.

CVR Agreement

At or prior to the Effective Time, Zevra and a rights agent designated by Acer will enter into the CVR Agreement. Pursuant to the CVR Agreement and as provided in the Merger Agreement, each share of Acer Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding shares owned by Zevra, Merger Sub, Acer, or any wholly-owned subsidiary of Acer, which shares will automatically be cancelled and extinguished without consideration being delivered in exchange therefor, and any shares where the holder properly demands their statutory appraisal rights) will be automatically converted into the right to receive, in addition to the Stock Consideration, one CVR.

Each CVR represents the non-transferable contractual right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of the CVR Agreement. Each CVR represents the right to receive net milestone payment amounts, if any, in accordance with the CVR Agreement. The “Net Milestone Payment” for each CVR means, with respect to each milestone, (x) (i) the milestone payment less (ii) any applicable Derivative Payment made to SWK as a former holder of the SWK Warrants, if applicable, divided by (b) the total number of CVRs. The amounts of any such Derivative Payments and the milestone(s) to which they apply have not been determined as of this time, although the amount of any such payments to SWK, if applicable, are expected to be immaterial to the Acer Stockholders, including as a result of (i) the relatively high exercise prices (and thus the reduced intrinsic values) of the SWK Warrants as compared with the closing price per share of Acer Common Stock on the Nasdaq Capital Market on October 5, 2023 of $0.75 and (ii) the relatively small percentage of the outstanding shares of Acer Common Stock represented by the SWK Warrants (assuming the SWK Warrants were to be exercised in full) as compared with the outstanding shares of Acer Common Stock held by the Acer Stockholders as of the date of the Merger Agreement (i.e., the shares underlying the SWK Warrants represent less than 4% of the total number of shares represented by the outstanding shares of Acer Common Stock held by the Acer Stockholders as of the date of the Merger Agreement plus the shares underlying the SWK Warrants).

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than pursuant to any of the following: (i) upon death of a holder, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order (such as in connection with divorce, bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; or (vi) upon abandonment of a CVR by the holder thereof in accordance with the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Zevra, any constituent company to the Merger, or any of their affiliates. The sole right of each holder of a CVR is the right to receive the Net Milestone Payment amounts, if any, in accordance with the CVR Agreement. The rights agent will maintain an up-to-date register (the “CVR Register”) for the purposes of registering the CVRs and permitted transfers thereof in a book-entry position for each holder. Zevra’s obligation to make milestone payments, if any becomes due, is an unsecured general obligation of Zevra and is not guaranteed by Zevra or any of its affiliates.

Milestones and Payment

Pursuant to the CVR Agreement, a CVR holder is entitled to receive cash payments (each a “Milestone Payment”) from Zevra upon the achievement of up to four annual net sales milestones, up to three regulatory milestones and two other milestones by the date that is the 12-year anniversary of the Closing (the “Milestone Period”), net of Derivative Payments, if any, made to SWK as a former holder of the SWK Warrants. If applicable, each Milestone Payment would be paid only once, upon first achievement of the corresponding milestone, regardless of the number of times such event is achieved. Zevra shall use diligent efforts to achieve the milestones.

There are up to four potential annual net sales milestones based on the annual net sales of OLPRUVA™ during the milestone period. Such milestones, if achieved, and the associated the Milestone Payments are as follows:

•	If annual net sales of OLPRUVA™ equal or exceed $35.0 million, a $7.0 million Milestone Payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $50.0 million, a $7.0 million Milestone Payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $100 million, a $10.0 million Milestone Payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $200 million, a $10.0 million Milestone Payment is triggered.

There are up to three potential regulatory milestones based on certain FDA approvals during the Milestone Period. Such milestones, if achieved, and the associated the Milestone Payments and are as follows:

•

If the FDA approves a supplemental new drug application for OLPRUVA™ for the treatment of Maple Syrup Urine Disease as a second indication to the label for OLPRUVA™, a $12.0 million Milestone Payment is triggered.

•	If the FDA approves OLPRUVA™ for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease, a $10.0 million Milestone Payment is triggered.

•	If the FDA approves EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation, a $20.0 million Milestone Payment is triggered.

The are two other potential milestones, and those milestones and associated Milestone Payments are as follows:

•

If, during the Milestone Period, (x) Zevra receives funding of at least $20.0 million from a governmental entity for the development of ACER-2820 for the treatment of any indication, and within three years of such funding, Zevra grants a license to a third party for the purpose of developing and commercializing ACER-2820, or sells the ACER-2820 intellectual property to a third party or (y) Zevra or an affiliate obtains FDA approval for the use of ACER-2820 for treatment of any indication, then a Milestone Payment equal to the greater of (a) 10% of the total cash consideration paid to the Zevra for the license or sale of the ACER-2820 intellectual property or (b) $5.0 million, is triggered.

•

If, during the Milestone Period, the FDA issues a priority review voucher (“PRV”) to Zevra for approval of ACER-2820, and Zevra thereafter sells that PRV, then a Milestone Payment equal to 25% of the total cash consideration paid to Zevra for the PRV is triggered.

Prior to the date the applicable Milestone Payment is due pursuant to the terms of the CVR Agreement, Zevra would pay the rights agent the aggregate Milestone Payment amount. If applicable, the amount of certain payments to SWK as a former holder of the SWK Warrants may be deducted from any Milestone Payment amount (and then paid to SWK). The rights agent would promptly pay to each holder of record of CVRs, an amount equal to the product of the applicable per share Milestone Payment (less, if applicable, any amount payable to SWK as a former holder of the SWK Warrants) multiplied by the number of CVRs held by each such holder.

For purposes of the CVR Agreement,

•

OLPRUVA™ means the pharmaceutical product comprising sodium phenylbutyrate for oral suspension for the treatment of diseases, including Urea Cycle Disorders involving deficiencies of carbamylphosphate sythetase, ornithine transcarbamylase, or argininosuccinic acid synthetase as described in new drug application No. 214860 and approved by the FDA on December 22, 2022;

•

EDSIVO™ means the pharmaceutical product for the treatment of vascular Ehlers-Danlos syndrome with confirmed COL3A1 mutation comprising celiprolol as the sole active pharmaceutical ingredient, as described in IND No. 127365, which has been under development (including clinical development) prior to the date of the CVR Agreement; and

•	ACER-2820 means the pharmaceutical product for the treatment of certain viral infections comprising emetine as the active pharmaceutical ingredient.

Withholding

Zevra and the rights agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any Milestone Payment otherwise payable pursuant to the CVR Agreement, such amounts as each is required to deduct and withhold with respect to the making of such payment under any provision of law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the holder of CVRs in respect of which such deduction and withholding was made.

Audit Rights

Upon the written request of the holders of not less than 25% of the outstanding CVRs as set forth in the CVR register excluding any CVRs held by Zevra and its affiliates (the “Acting Holders”), Zevra shall permit an independent certified public accounting firm of nationally recognized standing selected by the Acting Holders and reasonably acceptable to Zevra, which shall be paid at the expense of the Acting Holders, with access upon reasonable notice and during normal business hours to such records as are reasonably necessary to confirm compliance with Zevra’s obligations to make a Milestone Payment. A request for an audit by the Acting Holders may not be made more than once during any 12-month period.

Diligent Efforts

The CVR Agreement provides that Zevra will use “Diligent Efforts” (as defined below) to achieve each of the milestones.

The CVR Agreement defines “Diligent Efforts” as, with respect to the achievement of the milestone, using such efforts and resources normally used by a person in the pharmaceutical business similar in size and resources to Zevra, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs, direct intellectual property defense costs, and direct distribution and logistics costs)), and other relevant commercial, financial, technical, legal, scientific and/or medical factors. Diligent efforts does not mean that Zevra guarantees that it will actually achieve any milestone, whether at all or by a specific date.

Amendment and Termination of the CVR Agreement

Zevra may, at any time and from time to time, unilaterally enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs or the rights agent:

•

to evidence the succession of another person as a successor rights agent and the assumption by any successor rights agent of the covenants and obligations of the rights agent pursuant to the CVR Agreement;

•

to add to the covenants of Zevra further covenants, restrictions, conditions or provisions as Zevra considers to be for the protection of the holders of CVRs, provided that in each case, such amendments do not adversely affect the interests of the holders of CVRs;

•

to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that in each case, such amendments shall not materially adversely affect the interests of the holders of CVRs;

•

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act, the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	to reduce the number of CVRs, in the event any holder of CVRs agrees to renounce their rights under the CVR Agreement in accordance with the terms of the CVR Agreement;

•	subject to the terms of the CVR Agreement, to evidence the succession of another person to Zevra and the assumption of any such successor of the covenants of Zevra pursuant to the CVR Agreement;

•	subject to the terms of the CVR Agreement, to evidence the assignment of the CVR Agreement by Zevra as provided in the CVR Agreement; and

•	any other amendment to the CVR Agreement that would provide any additional rights or benefits to the holders of CVRs or that does not adversely affect the legal rights of any such holder of CVRs.

With the consent of the Acting Holders, Zevra and the rights agent may enter into any amendment to the CVR Agreement for the purpose of adding, eliminating or changing any provision of the CVR Agreement, even if such addition, elimination or change is adverse to the interests of the holders of the CVRs.

Zevra will (or will cause the rights agent to) provide notice of any amendment to the CVR Agreement to each of the holders of the CVRs promptly after execution by Zevra and the rights agent of such amendment setting forth in general terms the substance of such amendment.

The CVR Agreement will automatically terminate and of no force or effect, and the parties will have no liability thereunder, upon the earlier to occur of (i) 12 years after the date of the CVR Agreement or (ii) the date on which the payment by the rights agent to each holder of the last of the Milestone Payment required to be paid under the terms of the CVR Agreement is made.

The Voting and Support Agreement

In connection with the execution of the Merger Agreement, certain Acer Stockholders (the “Acer Supporting Holders”) entered into the Voting and Support Agreement. As of August 30, 2023, the Acer Supporting Holders together beneficially owned approximately 25% of the issued and outstanding shares of Acer Common Stock. The Acer Supporting Holders include all executive officers and directors of Acer and one Acer Stockholder owning 5% or more of the outstanding shares of Acer Common Stock.

Acer Supporting Holders have each agreed, among other things, (a) to appear at any annual meeting or special meeting of the Acer Stockholders or cause all shares of Acer Common Stock owned by them to be counted as present for purposes of determining quorum and (b) to be present (in person or by proxy) to vote or cause to be voted all Acer Common Stock beneficially owned by them and entitled to vote (i) in favor of (A) the Merger Agreement and the Merger and (B) any proposal to adjourn or postpone the Acer Special Meeting to a later date if there are not sufficient votes to approve the Merger; (ii) against any material change in the capitalization of Acer or any of its subsidiaries, or the corporate structure of Acer or any of its subsidiaries; and (iii) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect the Acer or Zevra’s ability to timely consummate the Merger.

Each Acer supporting holder has agreed to irrevocably and unconditionally grant to, and appoint, Zevra and any designee thereof as such stockholder’s proxy and attorney-in-fact for and in the name, place and stead of such stockholder, to vote or cause to be voted, the Acer Common Stock owned by such stockholder as of the applicable Record in accordance with the matters such stockholder has agreed to vote on pursuant to the Voting and Support.

Subject to certain exceptions and until the earlier of the Effective Time or the termination of the Merger Agreement, each Acer supporting holder has agreed not to sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of applicable law or otherwise), or enter into any contract, option or other arrangement or understanding with respect to any such transfer of any of the Acer Common Stock owned by them without Zevra’s prior written consent.

Each Acer supporting holder has agreed to not, and to cause each of its affiliates, and their respective directors, officers or employees not to, (a) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, a third-party Acquisition Proposal (as defined in “The Merger Agreement—Unsolicited Proposals” beginning on page 124);

(b) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of Acer or any of its subsidiaries; (c) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring Acer to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement; or (d) approve, support, adopt or recommend any Acquisition Proposal.

The voting and support agreement will terminate without any further action by any party and be of no further force or effect on the earlier to occur of (a) the Effective Time or (b) the termination of the Merger Agreement.

The Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, each of Acer’s directors and executive officers entered into a lock-up agreement, pursuant to which each of them agreed that, subject to limited exceptions, each of them will not (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Zevra Common Stock such individual will be issued in connection with the Merger (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of such ownership, or (iii) publicly disclose the intention to do any of the foregoing until the earlier of (a) 180 days following the Closing Date under the Merger Agreement and (b) the date Zevra consummates a liquidation, merger, stock exchange or other similar transaction with an unaffiliated third party.

The Stockholders Agreements

In connection with of the Merger, a certain stockholder of Acer entered into, and Acer agreed to use its reasonable best efforts to cause certain other stockholders to enter into joinders to, a stockholders agreement with Zevra.

From the Closing Date and until the two year anniversary of the Closing Date (the “Trigger Date”), each stockholder executing a stockholders agreement will: (i) cause any shares of Zevra Common Stock owned by such stockholder to be present for quorum purposes at any Zevra stockholder meeting, (ii) vote or cause to be voted all shares of Zevra Common Stock owned by such stockholder (A) in favor of any director nominee approved by the Zevra Board and (B) in favor of any matter approved by the Zevra Board and submitted to Zevra’s stockholders for approval, (iii) refrain from voting in favor of the removal of any member of the Zevra Board unless otherwise recommended, (iv) refrain from soliciting proxies or nominating any directors for election to the Zevra Board, (v) approve and execute written stockholder consents for matters approved and submitted by the Zevra Board, and (vi) grant to the secretary of Zevra an irrevocable proxy to vote any shares owned by such stockholder in accordance with the foregoing.

Until the Trigger Date, each stockholder agrees not to (i) purchase additional shares of Zevra Common Stock; (ii) enter into any merger, change in control transaction or an acquisition of assets involving Zevra or its subsidiaries; (iii) solicit votes for any director nominee not nominated by the Zevra Board; and (iv) support any proposal to materially change Zevra’s corporate governance documents or change the composition of the Zevra Board.

The stockholders agreements will terminate and be of no further effect on the Trigger Date; provided, however, that each stockholder’s grant of an irrevocable proxy will survive the termination of its respective stockholder agreement.

The Bridge Loan Agreement

Immediately prior to the execution of the Merger Agreement and immediately following the execution of the Loan and Note Purchase Agreements described below, Zevra and Acer entered into the Bridge Loan Agreement providing for Zevra to make the Bridge Loans to Acer up to an aggregate principal amount of $16.5 million, consisting of (i) up to $6.5 million in tranches, subject to Zevra’s approval, to provide Acer with working capital, including for payments of accounts payable to support the commercial launch of OLPRUVA and the development of EDSIVO development pending the Merger’s anticipated closure and (ii) up to $10.0 million, at the time of the Bridge Loan, for the purpose of paying the consideration required to be paid by Acer in connection with Relief.

At the time of entering into the Bridge Loan Agreement, Zevra made an initial advance to Acer in the principal amount of $10.0 million in connection with the termination payment to Relief. As of the date of this proxy statement/prospectus, an additional $3.4 million had been drawn by Acer under the working capital portion of the Bridge Loan Facility.

The Bridge Loan will bear interest at 12.0% per annum. Acer’s ability to borrow the remaining $3.1 million under the Bridge Loan Agreement is subject to certain conditions and approvals by Zevra. The Bridge Loan is secured by a first priority lien on substantially all the assets of Acer. Interest is paid in kind and added to the principal amount on a monthly basis, and the principal (including paid in kind interest) and accrued and unpaid interest is payable on the earliest of (a) the Closing Date, (b) the termination of the Merger Agreement in accordance with its terms, or (c) the date when all amounts under the Bridge Loan Agreement otherwise become due in accordance with its terms. Zevra agreed, as part of the Bridge Loan Agreement, that notwithstanding to the contrary in the Bridge Loan Agreement or the Loan and Note Purchase Agreements (defined below), that neither the Bridge Loan nor the indebtedness acquired from the Nantahala Holders under the Loan and Note Purchase Agreements would be due and payable until the Closing or the termination of the Merger Agreement in accordance with its terms, or the date when all amounts under the Bridge Loan Agreement otherwise become due in accordance with its terms.

The Bridge Loan Agreement contains customary affirmative and negative covenants for a loan of this type, including maintenance of corporate existence, financial reporting, rights of inspection, and compliance with applicable law, as well as restrictions on incurring additional indebtedness, making certain restricted payments such as dividends and equity purchases or redemptions, and bankruptcy provisions. The Bridge Loan Agreement contains customary events of default for a loan of this type, including (subject to Zevra’s agreement described in the last sentence of the previous paragraph) payment of principal and interest, breach of covenants or representations in Bridge Loan Agreement, certain insolvency and bankruptcy events, or if there is a change of control of Acer except as contemplated by the Merger Agreement.

Loan and Note Purchase Agreements

Immediately prior to the execution of the Bridge Loan Agreement and the Merger Agreement described above, on August 30, 2023, Zevra purchased certain indebtedness of Acer held by Nantahala, certain of its affiliates and certain other parties (collectively with Nantahala, “Nantahala Holders”) pursuant to the Loan Purchase Agreement (as defined below) and a Note Purchase Agreement (as defined below, and each of the Note Purchase Agreement and Loan Purchase Agreement referred to herein collectively as the “Loan and Note Purchase Agreements”).

Loan Purchase Agreement

Under a loan purchase agreement with the Nantahala Holders (the “Loan Purchase Agreement”), Zevra purchased the SWK Loans that the Nantahala Holders had acquired on June 16, 2023, for (i) $12.0 million in cash; (ii) 98,683 shares of Zevra Common Stock; and (iii) a secured promissory note payable by Zevra to Nantahala in the original principal amount of $5.0 million (the “Nantahala Note”).

The Nantahala Note will initially bear interest at 9.0% per annum, payable quarterly in arrears in cash. The interest rate will increase to 12.0% per annum if the Nantahala Note remains unpaid after six month from its issue date. The additional 3.0% interest will be paid in shares of Zevra Common Stock based on the VWAP of Zevra Common Stock during the 20 consecutive trading days ending on the date before such interest payment date. Beginning on the first interest payment date following the second anniversary of the Nantahala Note, and on each interest payment date thereafter, Zevra is required to make $0.6 million amortization payments on the Nantahala Note until it is paid in full. All principal and unpaid interest on the Nantahala Note is due on the third anniversary of the Nantahala Note, August 30, 2026. Zevra may prepay the Nantahala Note at any time without penalty.

As of the date hereof, the Nantahala Note is secured by Zevra’s interest in (i) the loan assets under the Loan Purchase Agreement; (ii) the note assets under the Note Purchase Agreement described below; (iii) the Bridge Loan; and (iv) the proceeds therefrom.

The SWK Loans purchased by Zevra from the Nantahala Holders under the Loan Purchase Agreement consist of: (i) an original senior secured term loan facility made available to Acer in an aggregate amount of $6.5 million and funded on March 14, 2022; and (ii) an additional senior secured term loan made to Acer in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023. The aggregate outstanding principal, accrued interest and other fees and premiums on the SWK Loans was approximately $20.2 million as of August 29, 2023.

In connection with the sale of the SWK Loans from the Nantahala Holders to Zevra under the Loan Purchase Agreement, there were no changes to any of the contractual provisions of the SWK Loans, except that in connection with the Bridge Loan, the security interest under the SWK Loans was subordinated to the Bridge Loan. For a more detailed description of the terms of the SWK Loans purchased by Zevra from the Nantahala Holders, see “The Merger—Background of the Merger—Relevant Historical Background for Acer—Relief Collaboration and Credit Facilities” on page 82.

Note Purchase Agreement

Under a Note Purchase Agreement with the Nantahala Holders (the “Note Purchase Agreement”), Zevra purchased the Marathon Convertible Notes that the Nantahala Holders had acquired on June 16, 2023. Zevra acquired the Marathon Convertible Notes in exchange for the issuance of 2,171,038 shares of Zevra Common Stock.

In connection with the sale of the Marathon Convertible Notes from the Nantahala Holders to Zevra under the Note Purchase Agreement, there were no changes to any of the contractual provisions of the Marathon Convertible Notes, except that in connection with the Bridge Loan, the Marathon Convertible Notes were also subordinated to the Bridge Loan. For a more detailed description of the terms of the Marathon Convertible Notes purchased by Zevra from the Nantahala Holders, see “The Merger—Background of the Merger—Relevant Historical Background for Acer—Relief Collaboration and Credit Facilities” on page 82.

Amended IP License Agreement and IP Termination Agreement

As a condition to entering into the Merger Agreement, Acer and Relief entered into the Exclusive License Agreement and a Termination Agreement (the “Termination Agreement”) terminating that certain Collaboration and License Agreement, dated March 19, 2021, by and between Acer and Relief (the “CLA”).

Pursuant to the Exclusive License Agreement, Relief will hold exclusive development and commercialization rights for OLPRUVA™ in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (“Geographical Europe”). Acer will have the right to receive a royalty of up to 10.0% of the net sales of OLPRUVA™ in Geographical Europe.

In accordance with the terms of the Termination Agreement, Relief received an upfront payment from Acer of $10.0 million (which payment was funded with the Bridge Loan described above) with an additional payment of $1.5 million due on the first-year anniversary of the $10.0 million payment. Acer has also agreed to pay a 10.0% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe, and 20.0% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights, all of the foregoing which are capped at $45.0 million, for total payments to Relief of up to $56.5 million.

Amendment to Unsecured Promissory Note

On August 30, 2023, Acer entered into an amendment (the “Note Amendment”) to that certain Unsecured Promissory Note, dated as of June 22, 2023, issued by Acer to Christopher Schelling (the “Original Note”), which amends the maturity date of the Original Note from August 21, 2023, to the earlier of (a) the termination of the Merger Agreement and (b) the Closing Date.

THE ACER SPECIAL MEETING

Date, Time and Place

The Acer Special Meeting will be held on November 8, 2023, at 11:00 a.m., Eastern Time. The Acer Special Meeting will be a virtual meeting conducted via live audio webcast to provide a safe and convenient experience for Acer Stockholders. You will be able to attend the Acer Special Meeting via the Internet at https://www.cstproxy.com/acertx/sm2023. On or about [●], 2023, Acer commenced distributing this proxy statement/prospectus and the enclosed form of proxy to Acer Stockholders entitled to vote at the Acer Special Meeting.

Purpose of the Acer Special Meeting

At the Acer Special Meeting, Acer Stockholders will be asked to consider and vote solely on the following proposals:

1. Merger Proposal: To adopt the Merger Agreement;

2. Adjournment Proposal: To adjourn the Acer Special Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Acer Special Meeting; and

3. Non-binding, advisory Merger-related compensation proposal: To approve, by non-binding, advisory vote, compensation that will or may become payable to Acer’s named executive officers in connection with the Merger.

Recommendation of the Acer Board

The Acer Board has unanimously determined that the Merger is advisable and in the best interests of Acer and Acer Stockholders and unanimously recommends that Acer Stockholders vote:

•	“FOR” the Merger Proposal;

•	“FOR” the Adjournment Proposal; and

•	“FOR” the non-binding, advisory Merger-related compensation proposal.

See “The Merger—Acer Reasons for the Merger” beginning on page 90.

Acer Record Date; Stock Entitled to Vote

Only Acer Stockholders of record at the close of business on the Record Date will be entitled to notice of, or to vote in connection with the Acer Special Meeting or any adjournments thereof.

As of October 5, 2023, the last practicable day before the distribution of this proxy statement/prospectus, there were 24,463,726 shares of Acer Common Stock outstanding. Each share of Acer Common Stock outstanding on the Record Date is entitled to one vote on each proposal to be considered at the Acer Special Meeting, by proxy through the Internet or by a properly executed proxy received by mail or otherwise delivered with respect to the Acer Special Meeting.

A complete list of stockholders entitled to vote at the Acer Special Meeting will be available for examination by any Acer Stockholder at Acer’s headquarters, located at the principal executive offices of Acer at One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458, for any purpose germane to the Acer Special Meeting, during ordinary business hours for a period of ten days before the Acer Special Meeting and at the Acer Special Meeting.

Quorum

A quorum of stockholders represented in person or by proxy at the Acer Special Meeting is required to vote on the adoption of the Merger Agreement, the approval of any adjournment of the Acer Special Meeting, if necessary or appropriate, in order to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement and the approval of compensation to be paid to Acer’s named executive officers in connection with the Merger. A quorum requires the presence, in person or by proxy, of Acer Stockholders who hold a majority of the issued and outstanding shares of Acer Common Stock entitled to vote at the Acer Special Meeting. Any shares that are the subject of abstentions will be treated as present for the purposes of determining whether a quorum exists at the Acer Special Meeting.

Shares of Acer Common Stock held in “street name” through a bank, broker or other nominee with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee will not be deemed present for the purpose of determining whether a quorum exists at the Acer Special Meeting.

Required Vote

Required Vote to Approve the Merger Proposal (Proposal 1 on the Proxy Card)

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date.

Required Vote to Approve the Adjournment Proposal (Proposal 2 on the Proxy Card)

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of stock entitled to vote present in person or represented by proxy at the Acer Special Meeting is required to approve the Adjournment Proposal.

Required Vote to Approve the Non-Binding Advisory Merger-Related Compensation Proposal (Proposal 3 on the Proxy Card)

Approval of the non-binding, advisory Merger-related compensation proposal requires the affirmative vote of a majority of the shares of stock entitled to vote present in person or represented by proxy at the Acer Special Meeting. The vote with respect to the non-binding, advisory Merger-related compensation proposal is an advisory vote and will not be binding on Acer. If the Merger Agreement is adopted by the Acer Stockholders and the Merger is completed, the compensation that will or may become payable by Acer to its named executive officers in connection with the Merger may be paid to Acer’s named executive officers even if Acer Stockholders fail to approve the non-binding, advisory Merger-related compensation proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Acer Special Meeting, an abstention occurs when a stockholder who has not submitted a proxy attends the Acer Special Meeting in person and does not vote, or a stockholder returns a proxy with an “abstain” vote.

•

With regard to the Merger Proposal, an abstention or a failure to submit a proxy card or to vote in person at the Acer Special Meeting will have the same effect as a vote “AGAINST” the Merger Proposal.

•	With regard to the Adjournment Proposal, an abstention or failure to vote will have no effect on the outcome of the vote for the Adjournment Proposal.

•

With regard to the non-binding, advisory Merger-related compensation proposal, an abstention or a failure to vote will have no effect on the outcome of the vote for the non-binding, advisory Merger-related compensation proposal.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that an Acer Stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Acer Special Meeting in the manner it directs. An Acer Stockholder may vote by proxy or in person at the Acer Special Meeting. If you hold your shares of Acer Common Stock in your name as a stockholder of record, you, as an Acer Stockholder, may submit a proxy:

•

By Internet, by using the Internet to vote your proxy 24 hours a day, 7 days a week, so that your electronic vote is received by 11:59 p.m., Eastern Time, on November 7, 2023. If you would like to vote electronically and are a stockholder of record, you may do so by using the control number which appears on your proxy card to log on and follow the instructions included with your proxy card. You are encouraged to vote electronically by Internet. If you vote by Internet, you do not need to return your proxy card.

•	By Mail, by completing, signing, dating and returning the enclosed proxy card by mail in the postage paid envelope provided that it is received before the polls close at the Acer Special Meeting.

Acer requests that Acer Stockholders submit their proxies over the Internet or by completing the accompanying proxy and returning it in the enclosed postage-paid envelope as soon as possible. If the accompanying proxy is returned properly executed, the shares of Acer stock represented by it will be voted at the Acer Special Meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the Acer Common Stock represented by the proxy will be voted as recommended by the Acer Board. The proxyholders may use their discretion to vote on any matters other than the three proposals that properly come before the Acer Special Meeting.

Every Acer Stockholder’s vote is important. Failing to vote has the same effect as voting against the Merger. Accordingly, each Acer Stockholder should sign, date and return the enclosed proxy card, or submit a proxy via the Internet, whether or not it plans to attend the Acer Special Meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on November 7, 2023.

Shares Held in Street Name; Broker Non-Votes

You have the right to direct your broker, bank or nominee on how to vote the shares in your account, and you may also be able to vote by telephone or via the Internet depending on the voting procedures used by your broker, bank or nominee. You may receive a separate voting instructing form with this proxy statement/prospectus, and you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the telephone or Internet. If you hold shares as a beneficial owner, please following the voting instructions provided by your bank, broker or other nominee for any deadline to return your voting instruction form.

Brokers, banks, or other nominees who hold shares of Acer Common Stock in “street name” have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominees are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. None of the proposals, including the Merger Proposal, that will be voted on at the Acer Special Meeting, is “routine.” Therefore, brokers, banks and other nominees do not have discretionary authority to vote on any of the proposals.

A broker non-vote would occur if (i) the holder of a share of Acer Common Stock held by a broker, bank or other nominee is present, in person or represented by proxy, at the Acer Special Meeting, (ii) the beneficial owner of that share has not instructed his, her or its broker, bank or other nominee on how to vote on a particular proposal and (iii) the broker, bank or other nominee does not have discretionary voting power on such proposal.

Since brokers, banks and other nominees do not have discretionary voting authority with respect to any of the proposals that will be voted on at the Acer Special Meeting, if a beneficial owner of shares of Acer Common Stock held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be present in person or represented by proxy at the Acer Special Meeting. As a result, Acer does not expect there will be any broker non-votes at the Acer Special Meeting.

Revocability of Proxies and Changes to an Acer Stockholder’s Vote

You may revoke your proxy and/or change your vote with regard to a matter at any time before your shares of Acer Common Stock are voted by proxy at the Acer Special Meeting by:

•	submitting a duly executed proxy bearing a later date by mail or via the Internet that is received prior to your vote being cast with regard to a matter at the Acer Special Meeting; or

•

sending a written notice of revocation, which is received prior to your vote being cast at the Acer Special Meeting, to the Secretary of Acer at One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458, that bears a date later than the date of the proxy.

If you hold your shares of Acer Common Stock through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to revoke your proxy or change your voting instructions, or you may attend the Acer Special Meeting and vote electronically. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to attend and vote at the meeting, you must obtain from the record holder a legal proxy issued in your name.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Acer Board. Acer will bear all costs and expenses in connection with the solicitation of proxies. Acer has engaged Advantage Proxy to assist in the solicitation of proxies for the Acer Special Meeting and Acer estimates it will pay Advantage Proxy a fee of approximately $7,500 (plus reimbursement of expenses) for these services.

In addition to solicitation of proxies by mail, proxies may be solicited by Acer officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication. Acer may also reimburse brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding proxy solicitation materials to beneficial owners of Acer Common Stock.

Voting by Acer Directors and Executive Officers

On the Record Date, directors of the Acer Board and Acer’s executive officers and their affiliates owned and were entitled to vote shares of Acer Common Stock, or approximately 14.0% of the total voting power of the shares of Acer Common Stock outstanding on that date. Each of Acer’s directors and executive officers have entered into a voting and support agreement in connection with the Merger pursuant to which they have agreed, among other things, to vote all of the shares of Acer Common Stock beneficially owned by them in favor of the Merger Proposal and the Adjournment Proposal. See “Agreements Related to the Merger – The Voting and Support Agreement” on page 139.

Stockholders Should Not Send Certificates with Their Proxies

A letter of transmittal and instructions for the surrender of Acer Common Stock certificates or book-entry shares in exchange for the Merger Consideration will be mailed to Acer Stockholders shortly after the completion of the Merger.

No Other Business

Under Acer’s bylaws, the business to be conducted at the Acer Special Meeting will be limited to the purposes stated in the notice to Acer Stockholders provided with this proxy statement/prospectus and any matters reasonably related thereto.

ACER PROPOSALS

Proposal 1. The Merger Proposal

(Item 1 on Proxy Card)

Acer Stockholders are asked to adopt the Merger Agreement that it has entered into with Zevra and Merger Sub. Acer Stockholders should carefully read this proxy statement/prospectus in its entirety, including the documents incorporated by reference and the Merger Agreement, for more detailed information concerning the Merger Agreement and the Merger Proposal. For a summary and detailed information regarding this Merger Proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” and “The Merger Agreement” beginning on pages 82 and 117, respectively. A copy of the Merger Agreement is attached as Appendix A to this proxy statement/prospectus.

Approval of the Merger Proposal is a condition to the consummation of the Merger. If this Merger Proposal is not approved, the Merger will not occur. The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Acer Common Stock outstanding as of the Record Date entitled to vote on the Merger Proposal. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

See “The Merger—Acer Reasons for the Merger” beginning on page 90 for more information regarding the unanimous recommendation of the Acer Board to approve the Merger Proposal.

The Acer Board unanimously recommends a vote “FOR” the Merger Proposal.

Proposal 2. The Adjournment Proposal

(Item 2 on Proxy Card)

Acer Stockholders are asked to approve the adjournment of the Acer Special Meeting, if necessary or appropriate, in order to solicit additional affirmative votes in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve the Merger Proposal. The Merger Agreement provides that the Acer Special Meeting will not be postponed or adjourned to allow additional time to solicit additional proxies, if and to the extent the approval of the Merger Proposal would not otherwise be obtained, to a date that is more than 20 business days after the date for which the Acer Special Meeting was originally scheduled, without the consent of Zevra, which consent may not be unreasonably withheld, conditioned or delayed. Consummation of the Merger is not conditioned on the approval of this Adjournment Proposal.

If the Acer Stockholders approve this Adjournment Proposal, Acer could adjourn or postpone the Acer Special Meeting, and any adjourned or postponed session of the Acer Special Meeting, and use the additional time to solicit additional proxies for the approval of the Merger Proposal.

If, at the Acer Special Meeting, the number of shares of Acer Common Stock present in person or by proxy and voting in favor of the Merger Proposal is not sufficient to approve that proposal, Acer may move to adjourn the Acer Special Meeting in order to enable the Acer Board to solicit additional proxies for the approval of the Merger Proposal. In that event, the Acer Stockholders may be asked to vote only upon the Adjournment Proposal, and not the Merger Proposal or the non-binding, advisory Merger-related compensation proposal. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of stock entitled to vote present in person or represented by proxy at the Acer Special Meeting. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the Adjournment Proposal.

The Adjournment Proposal relates only to adjournments of the Acer Special Meeting occurring for purposes of soliciting additional proxies for approval of the Merger Proposal in the event that there are insufficient votes to approve that proposal. Acer may also choose to (i) adjourn the meeting at any time or (ii) postpone the meeting before it is convened without stockholder approval, in each case under the authority provided by the Acer bylaws and Delaware law. If Acer Stockholders approve the Adjournment Proposal, Acer could adjourn the Acer Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Acer Stockholders who have previously voted.

The Acer Board unanimously recommends a vote “FOR” the Adjournment Proposal.

Proposal 3. The Non-Binding, Advisory Merger-Related Compensation Proposal

(Proposal 3 on Proxy Card)

Acer is providing Acer Stockholders with the opportunity to vote, on a non-binding, advisory basis, to approve the agreements or understandings between Acer’s named executive officers and Acer concerning compensation that is based on or otherwise relates to the Merger, as required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder. This proposal, commonly known as the “say on golden parachute” vote, gives Acer Stockholders the opportunity to vote on a non-binding, advisory basis on such agreements or understandings and the related compensation that will or may be paid to its named executive officers in connection with the Merger. This non-binding, advisory proposal relates only to already existing contractual obligations of Acer that may result in a payment or benefit to Acer’s named executive officers in connection with, or following, the consummation of the Merger and does not relate to any new compensation or other arrangements that may be entered into between Acer’s named executive officers and Zevra or any of its subsidiaries.

The compensation payments that Acer’s named executive officers may be entitled to receive in connection with the Merger are summarized in the section titled “The Merger—Interests of Acer Directors and Officers in the Merger” beginning on page 107 of this proxy statement/prospectus.

The vote on this proposal is a vote separate and apart from the vote on the Merger Proposal and is not a condition to completion of the Merger. This proposal is merely an advisory vote and will not be binding on Acer, Zevra the Acer Board or the Zevra board regardless of whether the Merger Agreement is adopted pursuant to the Merger Proposal. Further, the underlying compensation agreements and understandings are contractual in nature and not, by their terms, subject to stockholder approval. Regardless of the outcome of the advisory vote, if the Merger is completed, Acer’s named executive officers will be eligible to receive the Merger-related compensation payments and benefits, in accordance with the terms and conditions of the applicable compensation agreements and understandings relating to those payments and benefits.

Approval of the non-binding proposal requires the affirmative vote of a majority of the shares of stock entitled to vote present in person or represented by proxy at the Acer Special Meeting. If you abstain from voting, fail to cast your vote, in person or by proxy, or if you do not provide your bank, broker, or other nominee with voting instructions on this proposal, your shares of Acer Common Stock will have no effect on this proposal.

The Acer Board unanimously recommends a vote “FOR” the non-binding, advisory Merger-related compensation proposal.

INFORMATION ABOUT ACER

Overview

Acer is a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. Acer identifies and develops treatments where science can be applied in new ways for use in diseases with high unmet need.

In the U.S., OLPRUVA™ (sodium phenylbutyrate) for oral suspension was recently approved for the treatment of UCDs involving deficiencies of CPS, OTC, or AS.1 Acer is also advancing a pipeline of investigational product candidates, including EDSIVO™ (celiprolol) for the treatment of vEDS patients with a confirmed type III collagen (COL3A1) mutation, and ACER-801 (osanetant) for the treatment of VMS, PTSD, and prostate cancer, although the ACER-801 programs have all been paused due to top-line results announced in March 2023 from a Phase 2a proof of concept clinical trial to evaluate ACER-801 in VMS. Acer also intends to explore additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in various disorders where proof of concept data exists, subject to additional capital.

Acer’s current product pipeline is summarized below:

•	OLPRUVA™ (sodium phenylbutyrate) for oral suspension

•	Approved in the U.S. for the treatment of certain patients living with UCDs involving deficiencies of CPS, OTC, or AS.

•

Announced in October 2022 that the USPTO has issued a Notice of Allowance to Acer for U.S. patent application No. 16/624,834 for claims related to a kit comprising a combination therapeutic product composed of sodium phenylbutyrate or glycerol phenylbutyrate and sodium benzoate

•

Announced in December 2022 that the FDA approved OLPRUVA™ (sodium phenylbutyrate) for oral suspension in the U.S. OLPRUVA™ is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (BSA) of 1.2 m2 or greater, with UCDs, involving deficiencies of CPS, OTC or AS. OLPRUVA™ is not used to treat rapid increase of ammonia in the blood (acute hyperammonemia), which can be life-threatening and requires emergency medical treatment.[1]More information is available at www.OLPRUVA.com

•

In March 2023, Acer announced an update on Acer’s OLPRUVA™ U.S. commercial launch activities, including Acer’s intention to add commercial and medical affairs resources, the introduction of OLPRUVA™ Navigator by Acer Therapeutics patient support service, a price commitment, and anticipated drug availability by early July 2023

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In March 2023, Acer announced results from a survey designed to quantify preferences of healthcare providers for Urea Cycle Disorders (UCDs) presented at the Society for Inherited Metabolic Disorders (“SIMD”) Annual Meeting. The authors concluded that optimizing nitrogen-binding medications for UCD treatment to facilitate and encourage increased patient adherence through masking taste/odor and/or enhancing other aspects of the patient experience may support improved outcomes in UCDs

•	EDSIVO™ (celiprolol)

•

Announced in October 2022 that the USPTO issued a Notice of Allowance for Acer’s patent application No. 16/930,208 and subsequently issued on December 13, 2022, as US Patent #11,523,997, for claims related to certain methods of treating vascular Ehlers-Danlos syndrome (vEDS) with celiprolol. The issued claims in the patent titled, “Method of Providing Celiprolol Therapy to a Patient,” include the dosing regimen in Acer’s ongoing Phase 3 DiSCOVER (Decentralized Study of Celiprolol on vEDS-related Event Reduction) clinical trial of EDSIVO™ (celiprolol) for the treatment of patients with COL3A1-positive vEDS

•	ACER-801 (osanetant)

•

Announced in March 2023 that topline results from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe Vasomotor Symptoms (VMS) associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability, when compared to placebo, to decrease the frequency or severity of hot flashes in postmenopausal women. As a result, Acer is pausing the ACER-801 program until Acer has conducted a thorough review of the full data set

Acer’s Strategy

Acer’s goal is to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of serious rare and life-threatening diseases with significant unmet medical needs. The key elements of Acer’s strategy include:

•	focus on serious rare and life-threatening diseases with significant unmet needs;

•	accelerate development timelines and lower costs, while reducing risk;

•	provide differentiated products that create value;

•	protect Acer’s assets via intellectual property protections and regulatory and market exclusivities;

•	commercialize Acer’s products in geographies that make strategic sense; and

•	seek partners to accelerate development and commercialization.

Acer plans to continue evaluating external opportunities to acquire or license product candidates in order to enhance Acer’s pipeline and leverage Acer’s business development, clinical development, regulatory and commercial expertise. Acer believes Acer’s management team has the capability and experience to continue to execute this business model.

Acer’s Approved Product

OLPRUVA™ (sodium phenylbutyrate) for Oral Suspension

In December 2022, Acer and Acer’s collaboration partner, Relief, announced that the FDA has approved OLPRUVA™ (sodium phenylbutyrate) for oral suspension in the U.S. OLPRUVA™ is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (“BSA”) of 1.2 m2 or greater, with UCDs, involving deficiencies of CPS, OTC or AS. OLPRUVA™ is not used to treat rapid increase of ammonia in the blood (acute hyperammonemia), which can be life-threatening and requires emergency medical treatment.[1]

OLPRUVA™ is a proprietary and novel formulation of sodium phenylbutyrate powder, packaged for the first time in single-dose envelopes, that has shown bioequivalence to existing sodium phenylbutyrate powder but with a pH-sensitive polymer coating that is designed to minimize dissolution of the coating for up to five minutes after preparation.2

UCDs are a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments, if ammonia levels are not controlled.3 Any increase in ammonia over time is serious. Therefore, it is important to adhere to any dietary protein restrictions and have alternative medication options to help control ammonia levels.

OLPRUVA™ received FDA approval under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (FDCA), a regulatory pathway that allows applicants to rely, at least in part, on third party data for approval. In Acer’s NDA, Acer cited preclinical and clinical safety and efficacy data from the reference listed drug (“RLD”), BUPHENYL® powder, which is approved as adjunctive therapy in the chronic management of patients with UCDs involving deficiencies of CPS, OTC or AS. In Acer’s NDA, Acer also provided additional data including studies that evaluated the bioavailability and bioequivalence of OLPRUVA™ compared to BUPHENYL® powder. The data from these studies, presented at the Society for Inherited Metabolic Disorders (SIMD) Annual Meeting in April 2022 and the Genetic Metabolic Dieticians International (GMDI) Conference in May 2022, showed that OLPRUVA™ was bioequivalent to BUPHENYL® powder.4,5

Under the Pediatric Research Equity Act (PREA), the FDA deferred studies of OLPRUVA™, a new dosage form of sodium phenylbutyrate, until Q4 2023. The PREA studies require development of dosage strength(s) to accommodate pediatric patients who weigh less than 20 kg and patients who weigh more than 20 kg with a body surface area of less than 1.2 m2. The FDA considers that OLPRUVA™ is appropriately labeled for use in pediatric patients weighing 20 kg or more and with a BSA of 1.2 m2 or more for this indication and therefore, no additional studies are needed in this pediatric population.

The FDA also required in vitro post-marketing requirement (PMR) studies to determine the feasibility of administering OLPRUVA suspension through enteral feeding tubes and to assess the potential drug interactions for sodium phenylbutyrate and its active metabolite, phenylacetate. Drug interaction studies for sodium phenylbutyrate and its active metabolite, phenylacetate, were not conducted on the 505(b)(2) reference product and are required by all recently approved new formulations of sodium phenylbutyrate.

To support the launch of OLPRUVA™ in the second quarter of 2023, subject to additional capital, Acer intends to continue to actively add resources to establish Acer’s commercial and medical affairs presence in the U.S. As a part of Acer’s OLPRUVA™ commercialization strategy, Acer has recently introduced Acer’s patient support service, OLPRUVA™ Navigator by Acer Therapeutics, that is designed to assist UCD patients with support, access, education, and patient adherence to treatment. Representatives will begin accepting prescriptions late in the second quarter of 2023. Acer is also actively engaged in negotiations regarding access for OLPRUVA™ with the major commercial payers and state Medicaid organizations.

In connection with Acer’s ongoing support for the rare disease patient community, Acer has also established a pricing strategy that reflects Acer’s commitment to deliver innovative treatments that are responsibly priced and accessible to those in need. As a result, Acer intends to price OLPRUVA™ competitively, at a significant discount to the currently available commercial product RAVICTI®, while implementing predictable pricing that will not increase beyond the rate of inflation. Acer also plans to invest a portion of OLPRUVA™ revenue back into additional solutions aimed at improving outcomes for UCD patients.

Important OLPRUVA™ Safety Information

Certain medicines may increase the level of ammonia in your blood or cause serious side effects when taken during treatment with OLPRUVA™. Tell your doctor about all the medicines you or your child takes especially if you or your child takes corticosteroids, valproic acid, haloperidol, and/or probenecid.

OLPRUVA™ can cause serious side effects, including: 1) nervous system problems (neurotoxicity). Symptoms include sleepiness, tiredness, lightheadedness, vomiting, nausea, headache, confusion, 2) low potassium levels in your blood (hypokalemia) and 3) conditions related to swelling (edema). OLPRUVA™ contains salt (sodium), which can cause swelling from salt and water retention. Tell your doctor right away if you or your child get any of these symptoms. Your doctor may do certain blood tests to check for side effects during treatment with OLPRUVA™. If you have certain medical conditions such as heart, liver or kidney problems, are pregnant, planning to get pregnant or breast-feeding, your doctor will decide if OLPRUVA™ is right for you.

The most common side effects of OLPRUVA™ include absent or irregular menstrual periods, decreased appetite, body odor, bad taste or avoiding foods you ate prior to getting sick (taste aversion). These are not all of the possible side effects of OLPRUVA™. Call your doctor for medical advice about side effects. You may report side effects to the FDA at 1-800-FDA-1088.

For additional Important Safety Information, see full Prescribing Information, Patient Information and discuss with your doctor. More information is available at www.OLPRUVA.com.

Other OLPRUVA™ Investigational Lifecycle Opportunities

Subject to additional capital, Acer intends to explore through additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in UCD patients, as well as various disorders where proof of concept data exists, including MSUD, Pyruvate Dehydrogenase Complex Deficiency (“PCDC”), rare pediatric epilepsies, and various liver disorders.

OLPRUVA™, RAVICTI®, BUPHENYL®, and PHEBURANE® are the unregistered and registered trademarks of their respective owners.

Acer’s Investigational Product Candidates

EDSIVO™ (celiprolol)

EDSIVO™ is a selective adrenergic modulator (“SAM”) and, if approved for marketing by the FDA, would be a New Chemical Entity (“NCE”) in the U.S. Celiprolol is currently approved in the EU for the treatment of hypertension and angina. Ehlers-Danlos syndrome (“EDS”) is an inherited disorder caused by mutations in the genes responsible for the structure, production, or processing of collagen, an important component of the connective tissues in the human body, or proteins that interact with collagen. EDS is a spectrum disorder where patients present with various forms, the most serious of which is vascular EDS, also known as vEDS type IV, which is generally caused by a mutation in the COL3A1 gene. vEDS causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening. Gastrointestinal and uterine fragility or rupture also commonly occur in vEDS patients. Spontaneous arterial rupture has a peak incidence in the third or fourth decade of life in vEDS patients but may occur earlier and is the most common cause of sudden death in vEDS patients. Arterial rupture or dissection events occur in about 25% of patients before the age of 20 but increase to roughly 90% of patients by the age of 40. The median survival age of vEDS patients in the U.S. is 51 years, with arterial rupture being the most common cause of sudden death.6 Pregnancy-related complications also occur in women with vEDS and include arterial dissection or rupture, uterine rupture, hemorrhage, premature rupture of membranes, lacerations, and complications during and after surgery.

vEDS Diagnosis and Incidence

vEDS is diagnosed through clinical observation, which is usually confirmed by mutational analysis of the COL3A1 gene. In the absence of a family history of the disorder, however, most vEDS patients are not diagnosed until the occurrence of an arterial aneurysm or dissection, bowel perforation, or organ rupture. Currently, it is estimated that there are up to 7,500 COL3A1-positive vEDS patients in the U.S.7

Current Treatment Options for vEDS

Currently, there are no approved pharmacologic therapies anywhere in the world for vEDS. However, celiprolol, prescribed off label, has become the standard of care therapy for vEDS in Europe.8 Medical intervention for vEDS focuses on surgery, symptomatic treatment, genetic counseling, and prophylactic measures, such as avoiding intense physical activity, scuba diving, and violent sports. Arterial, digestive, or uterine complications in vEDS patients typically require immediate hospitalization, observation in an intensive care unit, and sometimes surgery. Pregnant women with vEDS are considered to be at risk and receive special care.

While vEDS patients are encouraged to take steps to minimize the chances of an arterial rupture or dissection, there are no pharmacologic options to reduce the likelihood of such an event, and accordingly current treatments for vEDS focus on the repair of arterial ruptures or dissection. Therefore, patients must adopt a “watch and wait” approach following any confirmed diagnosis. Unfortunately, many of these arterial events have high mortality associated with them, and thus, a pharmacologic intervention that reduces the rate of events would be clinically meaningful.

Rationale for EDSIVO™ (celiprolol) Treatment in vEDS

BBEST Trial

In October 2010, researchers at AP-HP in Paris, France, published in the Lancet results from its BBEST trial designed to assess the preventive effect of celiprolol for major cardiovascular events in patients with vEDS via a multicenter, prospective, randomized, open trial with blinded evaluation of clinical events.9

Fifty-three participants were enrolled in the BBEST trial and randomly assigned to a five-year intervention, receiving either celiprolol or no treatment with important phenotype characteristics equally balanced between the celiprolol group and the control group. Thirty-three of the 53 patients participating in the study had proven mutations in the COL3A1 gene. Of those patients with proven mutations, demographic and arterial characteristics did not differ from those of the study population as a whole. The duration of follow-up was five years or until the first qualifying cardiac or arterial event. The primary endpoint was a composite of cardiac or arterial events (rupture or dissection, fatal or not) during follow-up. Secondary endpoints were gastrointestinal or uterine rupture. The study was ended early after a consensus decision of the safety monitoring board, the methodologist of AP-HP, and the principal investigator because significant differences were recorded between the treatment group and the control group after 64 months. Mean duration of follow-up was 47 months prior to trial halt. Five of 25 patients on celiprolol a primary endpoint was recorded, compared with 14 of 28 patients in the control group. The hazard ratio (“HR”) for event-free survival, was 0.36, (95% CI 0.15—0.88; p=0.040), meaning that with celiprolol the risk of having a cardiac or arterial event was reduced by 64% compared to control. Combined primary and secondary endpoints affected 6 patients on celiprolol and 17 patients in the control group, (HR 0.31; 95% CI 0.14—0.71; p=0.0097).

As described in the figure below, in the 33 patients with COL3A1 mutations, the primary endpoint was noted in 2 of the 13 patients in the treatment group, compared with 11 of the 20 patients in the control group, (HR 0.24; 95% CI 0.08—0.71; p=0.0406). Combined primary and secondary endpoints were recorded in 3 of 13 patients on celiprolol and 14 of the patients in the control group, (HR 0.25; 95% CI 0.10—0.64; p=0.0167), correlating to a three times reduction in arterial events among treated patients compared to non-treated patients. The results in the trial did not vary significantly between those patients who had a confirmed mutation in the COL3A1 gene versus the overall 53-patient population:

Figure 3: Kaplan-Meier curves of event-free survival in 33 patients with positive COL3A1 mutation

Primary endpoint (A). Primary and secondary endpoints (B).

AP-HP granted us an exclusive right to access and use the data generated by the BBEST trial. Acer has conducted a retrospective, source-verified analysis of that data, including the primary and secondary endpoints, which confirmed the published results of the BBEST trial.

Long-Term Observational Study: France

In addition to the BBEST trial, in April 2019, long-term data from a cohort of COL3A1-positive vEDS patients was published in the Journal of the American College of Cardiology (“JACC”). The publication, entitled “Vascular Ehlers-Danlos Syndrome: Long-Term Observational Study,” was authored by Michael Frank, MD, Xavier Jeunemaitre, MD, PhD, and Pierre Boutouyrie, MD, PhD, et al.10 This published study describes outcomes in 144 COL3A1-positive vEDS patients clinically monitored and treated at the French National Referral Center for Rare Vascular Diseases (Paris, France) between 2000 and 2017. Patients were followed for a median of 5.3 years, and up to 20 years. At the initial work up, 50% of patients were not treated regularly and only 33.3% were taking celiprolol; by the end of the study period, the majority (90.3%) were treated with celiprolol alone or in combination with other medications. Once the maximum tolerated dose of celiprolol was reached, 90 (62.5%) patients remained at this dose throughout their follow-up. Only five (3.5%) patients required dose reduction due to fatigue, and no serious drug-related adverse event was recorded.

Patients had a lower mortality rate than that expected from the natural history of the disease as described in previous U.S. reports. Survival curve analysis showed that those not treated with celiprolol had a significantly worse outcome than celiprolol-treated patients: survival was 80.7% (95% CI 67.8%–93.6%) in those treated with celiprolol versus 48.5% (95% CI 19.7%–77.4%) in those not treated (p<0.001) after 11.1 years of follow-up. Survival was significantly higher in patients treated with a median dose of celiprolol of 400mg/day (n=83) vs. patients treated with a lower median dose of 217mg/d [100-300mg/day] (n=27), suggesting a dose effect and that 400mg/day should be considered the optimal dose. The authors also observed a relative decrease in hospitalization rates for acute arterial events during the time period in which the majority of patients were on celiprolol, suggesting a positive effect of celiprolol on the incidence and/or severity of new arterial events. The authors concluded that in this large, long-term cohort study, vEDS patients had a higher survival rate than expected relative to the known natural history of the disease and a lower annual occurrence of arterial complications, and that celiprolol use was potentially associated with these significant improvements in clinical outcomes.

Long-Term Observational Study: Sweden

In November 2020, long-term data from COL3A1-positive vEDS patients was published in the European Journal of Vascular and Endovascular Surgery (“EJVES”), “Celiprolol treatment in patients with vascular Ehlers-Danlos Syndrome.”11 This published study describes outcomes in 40 patients with COL3A1-positive vEDS that were clinically monitored and treated with celiprolol in a single center retrospective study at Uppsala University Hospital, a national referral center for vEDS patients in Sweden, between the years 2011 and 2019. Patients were followed for a median of 22 months (range 1-98 months) with a total follow up of 106 patient years. Assessments were conducted by a multidisciplinary team, including vascular surgeons, angiologists and clinical geneticists. Celiprolol was administered twice daily and titrated up by 100 mg steps to a maximum of 400 mg per day. Some patients were treated concomitantly or separately with other medications. Sixty-five percent of the patients reached the target dose of 400mg, and the medication was generally well tolerated.

The annual risk of a major vascular event was 4.7% in this study, noted as being similar to that observed in the celiprolol treatment-arm of the BBEST trial (5%) and lower than in the BBEST trial control arm (12%). Five patients suffered major vascular events, four of which were fatal. No significant predictor of vascular events was identified by the authors.

Registration Plan

Celiprolol has not been approved for any indication in the U.S. Celiprolol has been approved for the treatment of hypertension in the EU since 1984. An NDA for celiprolol for the treatment for hypertension was submitted to the FDA by Rorer (subsequently acquired by Aventis Pharma SA (“Aventis”)) in June 1987 but was withdrawn prior to FDA review and therefore never approved. Acer has obtained the exclusive right in North and South America from Aventis to reference the celiprolol data included in the marketing authorization dossier filed with and approved by the U.K. Medicines and Healthcare Products Regulatory Agency (“MHRA”). Acer has also licensed from AP-HP exclusive worldwide rights to the data from the BBEST trial.

Acer is developing EDSIVO™ (celiprolol), an NCE in the U.S., for the treatment of COL3A1 positive vEDS patients. Celiprolol received FDA Orphan Drug Designation for the treatment of vEDS in 2015. A Celiprolol NDA was originally submitted based on data obtained from the BBEST trial and accepted for filing in October 2018 with priority review. Following FDA review, Acer received a Complete Response Letter from the FDA stating that it will be necessary to conduct an adequate and well-controlled trial to determine whether celiprolol reduces the risk of clinical events in patients with vEDS. Acer subsequently appealed the FDA decision and while the FDA denied the appeal, it described possible paths forward for us to explore. In a Type B meeting in May 2021, Acer discussed with the FDA the conduct of an U.S.-based prospective, randomized, double-blind, placebo-controlled, decentralized clinical trial in patients with COL3A1 positive vEDS, and sought the FDA’s opinion on various proposed design features of the study. The official Type B meeting minutes confirmed: the acceptability of a decentralized (virtual) clinical trial design and use of an independent centralized adjudication committee; acceptability of a primary endpoint based on clinical events associated with disease outcome;

agreement with modest safety data collection (based on the known safety profile of the drug9,10,12); and a statistical plan that considers the rare disease classification of vEDS.

In April 2022 the FDA granted celiprolol Breakthrough Therapy designation (“BTD”) in the U.S. for the treatment of patients with COL3A1-positive vEDS. In May 2022 Acer reached agreement with the FDA under a Special Protocol Assessment (“SPA”) for Acer’s pivotal Phase 3 DiSCOVER (Decentralized Study of Celiprolol on vEDS-related Event Reduction) clinical trial of EDSIVO™ (celiprolol) for the treatment of patients with COL3A1-positive vEDS. In June 2022, Acer announced the initiation of patient screening in Acer’s Phase 3 DiSCOVER clinical trial of EDSIVO™ (celiprolol) and anticipate enrollment completion in Q4 2023. The primary objective of the DiSCOVER trial is to compare time to first occurrence of a confirmed clinical event between the celiprolol group and the placebo group among confirmed COL3A1-positive vEDS patients. The double-blind portion of the DiSCOVER trial is intended to end if statistical significance is reached at an interim analysis which occurs at accrual of 28 vEDS-related events, estimated to occur as early as approximately 18 months after completion of full enrollment, or after accrual of 46 vEDS-related clinical events.

EDSIVO™ is an investigational drug and is not currently FDA approved for any indication. There can be no assurance that the clinical trial will be successful, or that any resubmission of an NDA will be approved.

ACER-801 (osanetant)

ACER-801 (osanetant) is an investigational non-hormonal, neurokinin 3 receptor (“NK3R”) antagonist that is being developed as a potential treatment option for patients with VMS, including menopause related VMS (“MR-VMS”) and induced VMS (“iVMS”), as well as PTSD, and prostate cancer. In December 2018, Acer entered into an exclusive license agreement with Sanofi to acquire worldwide rights to ACER-801.

In March 2023, Acer announced that topline results from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women. As a result, Acer is pausing the ACER-801 program until Acer has conducted a thorough review of the full data set.

MR-VMS and iVMS Background

VMS are caused by a disruption in sex hormone signaling in the brain, resulting in menopausal-like symptoms (hot flashes, night sweats, etc.) and most often occur in women during menopausal transition or in menopause (MR-VMS). VMS are causally related to decreasing estradiol concentrations, mainly in the serum and subsequently also in the temperature regulating center located in the hypothalamus. The lack of estrogen alters neurotransmitter activity, especially in the neurokinin-B, serotonergic, and noradrenergic pathways.

Menopausal transition (“MT”) begins in women between ages 45 and 55 and can last up to 10 years. During MT up to 80% of women experience MR-VMS and 64% of women with VMS experience moderate to severe symptoms. VMS leads to significant impact on patient quality of life, including sleep deprivation, lack of focus, and anxiety/depression. Acer believes an effective non-hormonal treatment is needed to address the needs of women with moderate to severe MR-VMS.

VMS can also be induced by anti-androgen and anti-estrogen cancer therapies and surgical procedures altering sex hormone production.13,14 VMS are caused by low estrogen levels leading to increased stimulatory signaling of NKB on the Kisspeptin/Neurokinin B/Dynorphin (“KNDy”) neurons in the hypothalamus. A non-hormonal treatment to manage iVMS is needed as estrogen is contraindicated for the management of VMS in patients with hormone-positive tumors, including breast and prostate tumors.

iVMS are well documented with the use of cancer therapies and certain surgical procedures. Symptoms such as hot flashes can appear immediately and be severe. Cancer therapy side effects can lead to treatment non-adherence which increases the mortality risk and/or shortens the time to recurrence. Acer believes a treatment for iVMS is needed to help certain cancer patients to be more likely to start and stay on critical cancer therapies.

MR VMS and iVMS Diagnosis and Incidence

Table Citations:

1 Trinity Partners 2020; 2 Dowsett M, et al., Lancet.386(10001):1341-52, 2015; 3 Lee RJ, et al., Cancer and Chemotherapy and Biotherapy: Principles and Practice. 5th ed; 2011; 4 ACOG Recommendations FAQ505 BRCA1 and BRCA2, August, 2018; 5 Lin J, et al: Cancer Prev Res 2011;4: 1360-1365; 6 Lupron Depot PI March, 2019; 7 Moon, Z. et al., JOURNAL OF PSYCHOSOMATIC OBSTETRICS & GYNECOLOGY, 2017 VOL. 38, NO. 3, 226–235; 8 Challapalli, A, et al., Clinical and Translational Radiation Oncology 10 (2018) 29–35 9 L. Johnson, et al. American Society for Reproductive Medicine, 2014 Vol 102 No. 3, Supplement, e249; 10 Nichols, H, et al., JNCI J Natl Cancer Inst, 2015, 1–8 ; 11 Gonzalez BD et al J Urol 194: 690-695 2015; 12 N Engl J Med. 2002 May 23:346(21):1609-15; 13 Open Med. 2007 Aug 14;1(2):e92-8; 14 Kaiser Family Foundation Prescription Drug Trends – A Chartbook, July 2000; 15 Avis NE, Crawford SL, Green R. Vasomotor Symptoms Across the Menopause Transition: Differences Among Women. Obstet Gynecol Clin North Am. 2018 Dec;45(4):629-640; 16 Gartoulla P, Worsley R, Bell RJ, Davis SR. Moderate to severe vasomotor and sexual symptoms remain problematic for women aged 60 to 65 years. Menopause. 2015 Jul;22(7):694-701; 17 Writing Group for the Women’s Health Initiative Investigators. Risks and Benefits of Estrogen Plus Progestin in Healthy Postmenopausal Women: Principal Results From the Women’s Health Initiative Randomized Controlled Trial. JAMA. 2002;288(3):321–333

Rationale for Evaluation of ACER-801 Treatment for VMS

NKB/NK3R is implicated in a variety of human functions and affects the hypothalamus-pituitary-gonadal axis, which plays a critical part in the development and regulation of a number of the body’s systems, such as the reproductive and immune systems. Clinical proof of concept studies with other NK3R antagonists have shown rapid and clinically meaningful improvement in vasomotor symptoms in post-menopausal women.15

ACER-801 was originally developed by Sanofi as osanetant (SR142801) for the treatment of symptoms associated with schizophrenia. Development was discontinued in 2005. Direct human safety evidence is available from 23 completed Phase 1 and 2 studies of whom approximately 400 healthy subjects and 820 patients were treated with osanetant for schizophrenia, depression, and other indications. Data from these studies indicated no major safety concerns after single-dose and repeat-dose administration.16 ACER-801 is orally bioavailable17 and readily crosses the blood-brain barrier.18

Recent Clinical Trial Results

As noted above, in March 2023, Acer announced that topline results from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe Vasomotor Symptoms (VMS) associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women. As a result, Acer is pausing the ACER-801 program until Acer has conducted a thorough review of the full data set.

In the Phase 2a study, forty-nine postmenopausal women aged 40-65 who experienced moderate to severe hot flashes were randomized 1:1:1:1 and received either twice daily 50 mg, 100 mg, 200 mg of ACER-801 or placebo over a 14-day treatment period, followed by a 14-day safety follow-up assessment. Primary endpoints were safety and pharmacokinetics, with efficacy compared to placebo as a secondary endpoint.

Acute Stress Disorder and Post-traumatic Stress Disorder Background

Acute stress disorder (“ASD”) refers to the body’s immediate response to trauma, whereas PTSD is defined as the long-term effects of trauma. While the role of the NK3R pathway in the hypothalamus to manage thermoregulation is well-established in clinical trials, evaluation of osanetant in these indications would provide an opportunity to explore a different mechanism of action for the drug candidate.

In May 2021, Acer entered into an agreement with Emory University for an exclusive worldwide license to U.S. Patent No. 10,314,835, US Application 15/320,952, and European Patent No. EP3160469 covering certain methods of treating or preventing PTSD with osanetant.

ASD and PTSD Diagnosis and Incidence

According to the National Center for PTSD, in the U.S. about 60% of men and 50% of women experience at least one trauma in their lives leading to approximately 12 million adults in the U.S. experiencing PTSD during a given year.19 In the U.S. alone, one-third of emergency department visits are for evaluation after trauma exposures and up to 20% of people who have experienced a traumatic event will develop PTSD. In addition, within one month of a trauma, survivors show rates of ASD ranging from 6% to 33% depending on the type of trauma.20,21

Rationale for ACER-801 Treatment for ASD and PTSD

Studies conducted at Emory University screened thousands of genes that were activated in the brains of mice following fear conditioning events. The top gene identified was Tac2, which is responsible for the production of the peptide, Neurokinin B (NKB), in mice. The researchers showed that the Tac2 gene, expressed by neurons specifically within the amygdala, is required for modulating fear memories, and that NKB, and its specific receptor, NK3R, are also involved in the consolidation of fear memories. By administering the potent and specific NK3R antagonist, osanetant, they were able to block fear memory consolidation shortly after exposure to a trauma, supporting development of a potential novel therapeutic approach for disorders with altered fear learning such as PTSD.22

The Tac3 gene encodes tachykinin receptor 3 (NK3R), which belongs to the tachykinin receptor family. This family of proteins includes typical G protein-coupled receptors and belongs to the rhodopsin subfamily. NK3R functions by binding to its high-affinity ligand, neurokinin B (“NKB”), which is encoded by the Tac3 (human) gene. The role of NKB-NK3R in growth and reproduction has been extensively studied, but NKB-NK3R is also widely expressed in the nervous system from the spinal cord to the brain and is involved in both physiological and pathological processes in the nervous system.23 In animal models, Tac2 (mice) mRNA levels are rapidly up-regulated during fear consolidation 30 minutes after fear conditioning, and subsequent

NKB-NK3R activation can lead to over stress sensitization and the consolidation of fear24, and treatment with osanetant has been shown to block a critical fear/stress sensitization step in the brain.23,25,26 An effective therapeutic to reduce acute and persistent/long-term psychological and somatic symptoms would fulfill a large unmet need.

Registration Status in ASD and PTSD

In October 2022, following Acer’s announced expansion of Acer’s ACER-801 program into ASD and PTSD, Acer reported that the University of North Carolina Institute for Trauma Recovery has been awarded a $3.0 million grant from the Department of Defense to investigate the potential of ACER-801 to reduce the frequency and severity of acute stress disorder and post-traumatic stress disorder. Acer is pausing the ACER-801 program in all indications until Acer has conducted a thorough review of the full data from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe Vasomotor Symptoms (VMS) associated with menopause. Topline results from this trial showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability, when compared to placebo, to decrease the frequency or severity of hot flashes in postmenopausal women.

Citations

1.OLPRUVA™ (sodium phenylbutyrate) for oral suspension full prescribing information: https://www.acertx.com/OLPRUVA/PI.pdf

2.Acer Therapeutics. Data on File. 2021.

3.Ah Mew N, et al. Urea cycle disorders overview [updated June 22, 2017]. In: Adam MP, Ardinger HH, Pagon RA, et al, eds. GeneReviews® [Internet]. University of Washington; 1993-2022. Accessed March 20, 2022.

4.Steiner R, et al. The Pharmacokinetics of Taste-Masked Sodium Phenylbutyrate (ACER-001) for the Treatment of Urea Cycle Disorders Under Fasting and Fed Conditions in Healthy Volunteers. SIMD April 2022.

5.Steiner R, et al. ACER-001: A Potential Alternative to Sodium and Glycerol Phenylbutyrate for Treatment of Urea Cycle Disorders. GMDI May 2022.

6.Pepin, et al. Survival is affected by mutation type and molecular mechanism in vascular Ehlers–Danlos syndrome (EDS type IV). Genet Med. 2014 Dec;16(12):881-8.

7.Truven MarketScan database and U.S. population data

8.FightvEds.org

9.Ong KT, et al. Effect of celiprolol on prevention of cardiovascular events in vascular Ehlers-Danlos syndrome: a prospective randomised, open, blinded-endpoints trial. Lancet. 2010;376(9751):1476-1484.

10.Frank M, et al. Vascular Ehlers-Danlos Syndrome: Long-Term Observational Study. J Am Coll Cardiol. 2019 Apr, 73 (15) 1948–1957.

11.Björck M, et al. Celiprolol Treatment in Patients with Vascular Ehlers-Danlos Syndrome. European Journal of Vascular and Endovascular Surgery. November 20, 2020.

12.Nawarskas J, et al. Cardiology in Review 2017;25: 247–253.

13.Kotsopoulos J, Huzarski T, Gronwald J, Moller P, Lynch HT, Neuhausen SL, et al. Hormone replacement therapy after menopause and risk of breast cancer in BRCA1 mutation carriers: a case-control study. Breast Cancer Research and Treatment 2016;155(2):365–73.

14.Guidozzi F. Hormone therapy after prophylactic risk-reducing bilateral salpingo-oophorectomy in women who have BRCA gene mutation. Climacteric 2016;19(5): 419–22.

15.Prague J. et al. Neurokinin 3 receptor antagonism rapidly improves vasomotor symptoms with sustained duration of action. Menopause. 2018 Aug; 25(8): 862–869.Meltzer H, et al. Placebo-controlled evaluation of four novel compounds for the treatment of schizophrenia and schizoaffective disorder. June 2004; 161(6):975-84.

16.Meltzer H, et al. Placebo-controlled evaluation of four novel compounds for the treatment of schizophrenia and schizoaffective disorder. June 2004; 161(6):975-84.

17.Single and Repeated Ascending Oral Dose Tolerability Study of SR142801 in Healthy Male Subjects. Sanofi Clinical Study Report February 2001.

18.Gueudet C, et al. Blockade of neurokinin3 receptors antagonizes drug-induced population response and depolarization block of midbrain dopamine neurons in guinea pigs. Synapse. 1999 Jul;33(1):71-9.

19.National Center for PTSD. How Common is PTSD in Adults?

20.Sidran Institute. Traumatic Stress Education & Advocacy Fact Sheet.

21.National Center for PTSD. https://www.ptsd.va.gov/understand/related/acute_stress.asp.

22.Al Abed et. Al, Biological Psychiatry 2021.

23.Andero R, Dias BG, Ressler KJ. A role for Tac2, NkB, and Nk3 receptor in normal and dysregulated fear memory consolidation. Neuron. 2014;83(2):444-454.

24.Zhang et al. Tacr3/NK3R: Beyond Their Roles in Reproduction. ACS Chemical Neuroscience 2020 11 (19), 2935-2943.

25.Andero R, Daniel S, Guo JD, et al. Amygdala-Dependent Molecular Mechanisms of the Tac2 Pathway in Fear Learning. Neuropsychopharmacology. 2016;41(11):2714-2722

26.Zelikowsky M, Ding K, Anderson DJ. Neuropeptidergic Control of an Internal Brain State Produced by Prolonged Social Isolation Stress. Cold Spring Harb Symp Quant Biol. 2018;83:97-103

Commercialization Strategy

Acer expects that the majority of UCDs, and/or vEDS patients (if EDSIVO™ is approved) would be treated at tertiary care centers, and therefore could be addressed with a targeted sales force. UCD patients are primarily managed by metabolic geneticists and dietitians, while vEDS patients would primarily be treated by vascular medicine or cardiology specialists. Acer intends to build Acer’s own commercial infrastructure in the U.S. to target these centers and will evaluate whether to commercialize in other geographies on its own or with an experienced partner, such as Relief for OLPRUVA™ (sodium phenylbutyrate) for oral suspension.

Competition

The pharmaceutical industry is highly competitive. Acer faces competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Given the significant unmet medical needs for novel therapies to treat UCDs, vEDS, iVMS, PTSD, and prostate cancer, many companies, public and private universities, and research organizations are actively engaged in the discovery, research and development of product candidates to treat these conditions. As a result, there are and will likely continue to be extensive resources invested in the discovery and development of new products to treat these unmet medical needs. Acer anticipates facing intense and increasing competition as new products enter the market and advanced technologies become available.

Acer’s potential competitors and the related stage of development for their product candidates in Acer’s target indications for OLPRUVA™ (sodium phenylbutyrate) for oral suspension, EDSIVO™ (celiprolol), and ACER-801 (osanetant), include the following:

•	UCDs: Horizon Pharma plc / Immedica Group (Marketed); Medunik USA (Marketed);

•	vEDS: Aytu BioPharma (AR101/enzastaurin development indefinitely suspended October 2022); and

•	iVMS: Astellas (Phase 3); Bayer (Phase 3); Veru (Phase 2); Que Oncology (Phase 2).

Many of Acer’s competitors, either alone or with strategic partners, have or will have substantially greater financial, technical, and human resources compared with us. Accordingly, Acer’s competitors may be more successful in developing or marketing products and technologies that are more effective, safer or less costly. Additionally, Acer’s competitors may obtain regulatory approval for their products more rapidly and may achieve more widespread market acceptance. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, Acer’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

There are other non-pharmaceutical therapeutic approaches that are used or may be used for Acer’s targeted indications. For example, liver transplantation may be used in some cases to treat UCDs in pediatric patients who have developed acute liver failure.

Acer believes that the key competitive factors that will affect the development and commercial success of Acer’s product candidates are efficacy, safety and tolerability profile, convenience in dosing, product labeling, price, product access and continuity of supply, and the availability of reimbursement.

License Agreements

Baylor College of Medicine

In April 2014, Acer obtained exclusive rights to patents and certain other intellectual property relating to OLPRUVA™ for the treatment of inborn errors of BCAA metabolism, including MSUD, and preclinical and clinical data, through an exclusive license agreement with BCM. Under the terms of the agreement, as amended, Acer has worldwide exclusive rights to develop, manufacture, use, sell and import products incorporating the licensed intellectual property. The license agreement requires us to make upfront and annual payments to BCM, reimburse certain of BCM’s legal costs, make payments upon achievement of defined milestones, and pay low single-digit percent royalties on net sales of any developed product over the royalty term.

Aventis Pharma SA

In June 2016, Acer entered into an agreement with Aventis Pharma SA (now Sanofi) granting us the exclusive access and exclusive right to use the data included in the marketing authorization application dossier filed with and approved by the MHRA in 1986 for the treatment of mild to moderate hypertension pursuant to the UK regulatory approval procedure, for the sole purpose of allowing us to further develop, manufacture, register and commercialize celiprolol in the U.S. and Brazil for the treatment of EDS, Marfan syndrome and Loeys-Dietz syndrome. Acer has paid in full for the exclusive access and right to use the data. Subsequently Acer amended Acer’s agreement with Sanofi to provide the same rights to data access and use for potential marketing approval in all of North and South America.

Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou (“AP-HP”)

In August 2016, Acer entered into an agreement with AP-HP granting us the exclusive worldwide rights to access and use data from a multicenter, prospective, randomized, open trial related to the use of celiprolol for the treatment of vEDS. Acer utilized this clinical data to support the initial NDA filing for EDSIVO™ for the treatment of vEDS. The agreement requires us to make certain upfront payments to AP-HP, reimburse certain of AP-HP’s costs, make payments upon achievement of defined milestones, and pay low single-digit percent royalties on net sales of celiprolol over the royalty term.

In September 2018, Acer entered into an additional agreement with AP-HP to acquire the exclusive worldwide intellectual property rights to three European patent applications relating to certain uses of celiprolol including (i) the optimal dose of celiprolol in treating vEDS patients, (ii) the use of celiprolol during pregnancy, and (iii) the use of celiprolol to treat kyphoscoliotic Ehlers-Danlos syndrome (type VI). Pursuant to the agreement, Acer will reimburse AP-HP for certain costs and will pay annual maintenance fee payments. Subject to a minimum royalty amount, Acer will also pay royalty payments on annual net sales of celiprolol during the royalty term in the low single digit percent range, depending upon whether there is a valid claim of a licensed patent. Under the agreement, Acer will control and pay the costs of ongoing patent prosecution and maintenance for the licensed applications. Acer subsequently filed three U.S. patent applications on this subject matter in October 2018. Acer may choose to limit Acer’s pursuit of patent applications to specific territories, in which case AP-HP would have the right to revise Acer’s territorial license rights accordingly. For example, Acer has notified AP-HP Acer will not further pursue any patent rights for the pregnancy and type VI use in any country.

Sanofi

In December 2018, Acer entered into an exclusive license agreement with Sanofi granting us worldwide rights to ACER-801 (osanetant), a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. The agreement requires us to make certain upfront payments to Sanofi, make payments upon achievement of defined development and sales milestones, and pay royalties on net sales of ACER-801 over the royalty term.

Relief

Acer recently terminated its Collaboration Agreement with Relief which provided for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD, and entered into the Exclusive License Agreement pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe.

Emory University

In May 2021, Acer entered into an agreement with Emory University to acquire the exclusive worldwide intellectual property rights to a family of patents and patent applications related to the use of neurokinin receptor antagonists in managing conditioned fear and treating anxiety disorders including post-traumatic stress disorder. Acer has obtained issued claims in both Europe and the United States and continue to pursue additional claim scope in both jurisdictions. Pursuant to the agreement, Acer reimburse Emory for certain patent prosecution costs and annual maintenance fees. Should Acer obtain approval for a treatment method within the scope of a valid claim of a licensed patent, Acer will be obligated to make royalty payments on annual net sales of osanetant either in the low single digit percent range, or alternatively, that meet an agreed minimum royalty.

Manufacturing

Acer contracts with third parties for the manufacture, testing, and storage of Acer’s approved product and product candidates and intend to continue to do so in the future. Acer does not own and have no plans to build

Acer’s own manufacturing capabilities for clinical or commercial supply. Acer has hired both internal resources and consultants with extensive technical, manufacturing, analytical, regulatory and quality assurance and control experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for Acer’s regulatory submissions.

Intellectual Property

OLPRUVA™ (sodium phenylbutyrate)

Acer has obtained both U.S. and foreign patents with claims related to OLPRUVA™. U.S. Pat. Nos. 11,154,521 (October 2021 press release) and 11,433,041(issued Sept. 6, 2022) are directed to pharmaceutical compositions, including OLPRUVA™’s polymer coated, multi-particulate dosage formulation for oral administration. U.S. Pat. No. 11,202,767 (December 2021 press release) covers certain methods of use claims related to OLPRUVA™. Additionally, Acer has obtained patents in Europe, Israel, and Mexico related to pharmaceutical compositions, including OLPRUVA™’s polymer coated, multi-particulate dosage formulation for oral administration. These patents expire in 2036.

In October 2022 Acer announced that the USPTO issued a Notice of Allowance to Acer for US patent application No. 16/624,834 for claims related to a kit comprising a combination therapeutic product composed of sodium phenylbutyrate or glycerol phenylbutyrate and sodium benzoate. That application has now issued as U.S. Patent No. 11,517,547 and is exclusively licensed to Acer from Baylor College of Medicine, with an expiration date of June 28, 2038.

In July 2022, Acer announced that the China National Intellectual Property Administration (“CNIPA”) issued Electronic Patent Certificate ZL202122004991.9 on May 24, 2022, for Utility Model directed to OLPRUVA™ (sodium phenylbutyrate). Specifically, the newly issued patent covers dosage form claims related to OLPRUVA™’s polymer coated formulation for oral administration as a potential treatment for UCDs and MSUD. The newly issued patent has an expiration date of August 24, 2031.

Acer obtained exclusive rights to certain patents and other intellectual property from BCM for the use of sodium phenylbutyrate (NaPB) for the treatment of inborn errors of BCAA metabolism, including MSUD. The licensed patents cover methods and compositions for treating humans (and animals) with various formulations and prodrugs of NaPB for inborn errors of BCAA metabolism, including MSUD, and the latest expires in 2032. Acer made filings in the geographic regions that represent the largest incidence and prevalence of MSUD: the U.S., selected countries in Europe (including Turkey), and Brazil. BCM has been issued three patents in the U.S. and one in the European Union with respect to OLPRUVA™, each of which was exclusively licensed to us pursuant to Acer’s agreement with BCM.

Acer also expect to benefit from potential commercial exclusivity afforded to the first drug approved after obtaining Orphan Drug designation for the treatment of MSUD. Orphan Drug exclusivity provides, upon the approval by the FDA of a drug intended to treat a rare condition, seven years of marketing exclusivity, during which time the FDA will not approve the same drug for the same indication unless it demonstrates clinical superiority. Orphan Drug exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. Acer was granted Orphan Drug designation for OLPRUVA™ for the treatment of MSUD by the FDA in August 2014.

Furthermore, Acer may qualify to receive an additional six months of pediatric exclusivity in the U.S., which runs consecutively to an existing exclusivity, if Acer conducts a successful pediatric study of OLPRUVA™ for the treatment of MSUD, approved by the FDA for this purpose.

EDSIVO™

Acer intends to protect Acer’s commercial rights to EDSIVO™ (celiprolol) in the U.S. via multiple pathways. Acer believes that Acer will be eligible for NCE exclusivity for EDSIVO™, which provides upon approval as an NCE five years of marketing exclusivity, during which time the FDA will not approve another drug with the same active ingredient, regardless of the indication for use, in the U.S. In January 2015, the FDA granted celiprolol Orphan Drug Designation, which provides upon the approval of a drug intended to treat a rare condition seven years of marketing exclusivity during which time the FDA will not approve the same drug for the same indication, unless it demonstrates clinical superiority. Orphan Drug exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. NCE exclusivity and Orphan Drug exclusivity run concurrently. Furthermore, EDSIVO™ may qualify for an additional six months of pediatric exclusivity in the U.S., which requires the submission of one or more studies in pediatric subjects that meet requirements to be specified by the FDA in a written request for pediatric studies. Pediatric exclusivity can be obtained either before or after NDA approval. Pediatric exclusivity is attached to the end of an existing exclusivity and runs consecutively. Acer may also consider making modifications to the formulation to seek to obtain additional intellectual property. While unapproved drugs may be imported into the U.S. under specified circumstances, such as for use in clinical studies under a valid and effective IND or for further manufacture into an IND drug or an approved drug, Acer intends to aggressively assert Acer’s rights, via regulatory and legal means, to limit the importation of non-FDA approved versions of celiprolol. Acer intends to provide a robust patient assistance program (“PAP”) to offset costs associated with a high priced therapeutic to minimize the incentive for vEDS patients in the U.S. to seek to obtain celiprolol elsewhere.

In October 2022, Acer announced that the USPTO issued a Notice of Allowance for Acer’s patent application No. 16/930,208, exclusively licensed from Assistance Publique—Hôpitaux de Paris (AP-HP), for claims related to certain methods of vEDS with celiprolol. This application, titled “Method of Providing Celiprolol Therapy to a Patient,” has now issued as U.S. Pat. No. 11,523,997, with an expiration date of November 19, 2038. The issued patent claims include the dosing regimen in Acer’s ongoing Phase 3 DiSCOVER clinical trial of EDSIVO™ (celiprolol) for the treatment of patients with COL3A1-positive vEDS.

In October 2018, Acer entered into an additional agreement with AP-HP for exclusive rights to three U.S. patent applications, as described above in License Agreements.

ACER-801

Acer believes that ACER-801 (osanetant), if approved today by the FDA for marketing, would qualify as a NCE in the U.S., and as such, would be eligible for five years of market exclusivity following potential FDA approval. Additional exclusivity would depend on the indications selected and the development pathway that is chosen. Acer intends to explore various pathways to protect Acer’s commercial rights to ACER-801 in multiple rare and life-threatening neuroendocrine disorders. These potentially include various conditions associated with cancer, VMS, and trauma. In support of these development pathways, Acer continues to evaluate filing patent applications and acquiring existing intellectual property. For example, Acer has obtained exclusive rights to certain patent rights from Emory University for the use of neurokinin receptor antagonists in treatment of conditioned fear and post-traumatic stress disorder. The licensed patents have issued in the United States as U.S. Pat. No. 10,314,835 and select countries in Europe as EP 3160469 and have an expiration date of 2035.

If Acer’s products are approved, Acer intends to submit Acer’s patents, to the extent eligible, for listing by the FDA in its Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book.

Government Regulation and Product Approval

Government authorities in the U.S. at the federal, state and local level and in other countries extensively regulate, among other things, the use of unapproved drugs, preclinical and clinical studies, development, testing, quality control, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, import, and export of pharmaceutical products such as those Acer is developing. The process for obtaining approvals or authorizations to market a drug product in the U.S. and in foreign countries and jurisdictions, along with pre- and post-approval compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. This section discusses, in general terms, the typical approval process. Acer’s product candidates must be approved by the FDA before they may be legally marketed in the U.S. and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, Acer’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Additionally, some significant aspects of approval requirements within the European Union are addressed uniformly, while country-specific requirements must also be met.

U.S. Drug Approval Process. In the U.S., the FDA regulates drugs under the FFDCA and the FDA’s implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and pre- and post-approval compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time before or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s complete response to a pending NDA, withdrawal of an approval, imposition of a clinical hold on a clinical study or studies, issuance of a warning letter or untitled letter, product recall, product seizure, total or partial suspension of production or distribution, injunction, fines, refusals or cancellation of government contracts, restitution, disgorgement, or civil or criminal penalties.

The standard process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s cGLP regulations;

•	submission to the FDA of an IND to which the FDA has no objections and which must become effective before clinical trials in the U.S. may begin;

•	approval by an IRB for each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication in accordance with the FDA’s cGCP regulations, IND regulations, and human subject protection regulations;

•	meet Pediatric Research Equity Act (“PREA”) requirements, if applicable;

•	submission to the FDA of an NDA;

•	satisfactory review by an FDA advisory committee, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with the FDA’s cGMP regulation and to assure that the methods used in, and the facilities and controls used for, manufacture, processing, and packing are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review of the NDA and decision (approved or issue a complete response letter).

Preclinical Studies. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. An IND sponsor must submit, directly or by cross-reference, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical trial protocol, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises questions or concerns, including concerns that human research subjects will be exposed to unreasonable health risks, related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials. Clinical trials involve the administration of the IND to subjects or patients under the supervision of qualified investigators in accordance with IND regulations and human subject protection regulations as well as cGCP standards, which include the requirement that all research patients undergo an informed consent process and provide their informed consent for participation in any clinical trial and that an IRB approve each study before it begins. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB for each institution participating in the clinical trial must review and approve each protocol and protocol amendment for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

Phase 1: The drug is initially introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion or, on occasion, in patients with severe problems or life-threatening disease to gain an early indication of its effectiveness.

Phase 2: The drug is administered to a limited patient population to preliminarily evaluate the efficacy of the product for a specific targeted disease, gather additional safety information and to determine dosage tolerance, optimal dosage, and method of delivery.

Phase 3: The drug is administered to a larger patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product to determine effectiveness, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product and ultimately to support approval.

Phase 4: In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post-approval to gain more information about the drug. Such post-approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious and unexpected adverse reactions occur. Trial sponsors must monitor other information including published as well as unpublished scientific papers, reports from foreign regulatory authorities and reports of foreign commercial marketing experience for the investigational drug and notify the FDA and clinical trial investigators of certain information. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within a specified period, or at all. Furthermore, the FDA may impose a clinical hold on one or more or all of the clinical studies or the sponsor may suspend or terminate a clinical trial or development of an investigational product at any time for a variety of reasons, including a finding that the research patients are being exposed to an unacceptable health risk. Development, or the aspects of development, that are affected by the clinical hold may not continue unless and until the sponsor addresses all of the FDA’s concerns and has been notified that the hold is removed. Similarly, an IRB can suspend or terminate its approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the protocol or the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Nearly all Phase 3 trials and some other trials are overseen by a DSMB which is composed of doctors, statisticians, and others who are independent of the clinical trial sponsor. Similar to IRBs, the DSMBs review the progress of a clinical trial and participant safety, but they also review data on the effectiveness of the drug being studied. DSMB members can stop a trial early if safety concerns arise or if they determine that the trial should be stopped due to “futility” meaning that the trial will not be able to answer the question or questions it set out to explore, or due to ethical considerations.

Concurrent with clinical trials, companies may need to complete additional animal trials and must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be completed to establish an expiration date and demonstrate that the drug candidate does not undergo unacceptable deterioration prior to the expiration date.

The NDA Approval Process. Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA to support approval to market the product for one or more indications. Under standard approval processes, in most cases, the submission of an NDA is subject to a substantial application user fee.

The FDA is required to conduct a preliminary review of an NDA within the first 60 days after submission, before accepting it for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may accept the NDA for filing, potentially refuse to file the NDA due to deficiencies but work with the applicant to rectify the deficiencies (in which case the NDA is filed upon resolution of the deficiencies) or refuse to file the NDA. The FDA must notify the applicant of a refusal to file a decision within 60 days after the original receipt date of the application. If the FDA refuses to file the NDA the applicant may resubmit the NDA with the deficiencies addressed. The resubmitted NDA is considered a new application subject to a new six- or ten-month review goal, as described below. If the NDA is resubmitted for the same product (by the same person) a new application fee will not be required. The resubmitted application is also subject to the 60-day review before the FDA accepts it for filing. Once an NDA is accepted for filing, the FDA begins an in-depth substantive review. Under PDUFA and the FDA’s commitments under the current PDUFA Reauthorization Act, the FDA has a goal of reviewing and acting on 90% of standard non-priority NDA applications within six or ten months from the filing date of the NDA.

The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or stored meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug or class to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation in response to specific questions raised by the FDA, which may include whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA inspects the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect and audit data at one or more clinical sites to evaluate the integrity of the data and confirm compliance with cGCP.

After the FDA evaluates the NDA and conducts its inspections, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug subject to specific prescribing information for specific indication(s) and, if applicable, specific post-approval requirements. A Complete Response Letter indicates that the review cycle of the application is complete but the application is not ready for approval. After receiving a Complete Response Letter, the applicant must decide within 12 months (subject to extension), if it plans to resubmit the NDA addressing the deficiencies identified by the FDA in the

Complete Response Letter, withdraw the NDA, or request an opportunity for a hearing to challenge the FDA’s determination. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such data are submitted, the FDA may ultimately decide that the data in the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret this data differently than Acer interprets the data.

The FDA also may require implementation of a REMS to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The drug testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent marketing approval. The FDA may not grant marketing approval on a timely basis, or at all.

Even if the FDA approves a product, it may limit the approved indications for use for the product. The FDA requires that the approved product labeling include information regarding contraindications, warnings, or precautions. It may also require that post-approval studies, including Phase 4 clinical trials, including a long-term registry, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications or data to the labeling or manufacturing changes, may be subject to further testing requirements and FDA review and approval. Also, after approval, the FDA may require labeling changes as new information becomes known, particularly if new risks are identified following commercial use, such as unexpected adverse events. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing studies and programs or other information that may become known after approval.

Hatch-Waxman Amendments and Exclusivity. The Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, amended the FFDCA and established abbreviated pathways to market, as well as incentives for the development of new drug products. The Hatch-Waxman Amendments established section 505(b)(2) of the FFDCA that provides an alternative pathway for submission of an NDA, referred to as the 505(b)(2) application, when some or all of the safety and efficacy investigations relied on for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference, but for which the information is publicly available. The Hatch-Waxman Amendments also established the abbreviated new drug application (“ANDA”) approval pathway, which provides an expedient route for generic drugs that have the same active ingredient as a previously approved drug. At the same time, to incentivize continued pharmaceutical innovation, the Hatch-Waxman Amendments authorized periods of market exclusivity to protect certain approved new drugs from competition for five- or three-year periods.

Under the Hatch-Waxman Amendments, a new drug containing an active ingredient that had never before been approved in any other NDA, ANDA, or 505(b)(2) NDA is provided five years of market exclusivity upon approval. The FDA refers to this exclusivity as NCE exclusivity. During the NCE exclusivity period, the FDA cannot approve an ANDA or a 505(b)(2) application for a drug containing the same active ingredient. For NCE exclusivity, FDA regulations interpret “active ingredient” to mean “active moiety,” which is defined as “the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt . . . , or other noncovalent derivative . . . of the molecule, responsible for the physiological or pharmacological action of the drug substance.” Although the FDA may not approve an ANDA or 505(b)(2) NDA with the same active ingredient during the five-year NCE exclusivity period, an ANDA or 505(b)(2) NDA may be submitted to the FDA after four years if it contains a certification of patent invalidity or non-infringement.

The Hatch-Waxman Amendments also provide three years of market exclusivity for an NDA, a 505(b)(2) NDA, or a supplement to either of these applications for a drug product containing an active moiety that has been previously approved, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application. During this three-year exclusivity period, the FDA will not make effective the approval of any ANDA or 505(b)(2) NDA for the same active moiety for the same conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a new drug containing the same active moiety if it is the subject of a full NDA for which the applicant conducted, sponsored, or obtained a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other Regulatory Requirements. Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, annual establishment registration and product listing and associated user fees, compliance with the cGMP, recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and adverse drug experience monitoring and reporting with the product. After approval, most changes to the approved product labeling, such as adding new indications, are subject to prior FDA review and approval. Also, any post-approval changes in the drug substance, drug product, production process, quality controls, equipment, or facilities that have a substantial potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product is subject to FDA review and approval. Any such changes that have a moderate potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product must be submitted to the FDA for review 30 days prior to implementation. All manufacturing facilities, as well as records required to be maintained under FDA regulations, are subject to inspection or audit by the FDA. In addition, manufacturers are required to pay annual user fees for establishment registration and user fees for the submission of each new or supplemental application with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-approval testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. The Food and Drug Administration Amendments Act of 2007 gave the FDA the authority to require a REMS from drug manufacturers to manage a known or potential serious risk associated with the drug and to ensure that the benefits of a drug outweigh its risks. Examples of a REMS include, but are not limited to, a Medication Guide, a patient package insert to help mitigate a serious risk of the drug, and a communication plan to health care providers to support the implementation of an element of the REMS.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and register or obtain permits or licenses in states where they do business and are subject to periodic unannounced inspections by the FDA and state regulatory authorities with jurisdiction over their activities to determine compliance with regulatory requirements. A drug manufacturer is responsible for ensuring that its third-party contractors operate in compliance with applicable laws and regulations including the cGMP regulation. The failure of a drug manufacturer or any of its third-party contractors to comply with federal or state laws or regulations may subject the drug manufacturer to possible legal or regulatory action, such as an untitled letter, warning letter, recall, suspension of manufacturing or distribution or both, suspension of state permit or license, seizure of product, import detention, injunctive action, civil and criminal penalties.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require a drug manufacturer to conduct investigations and implement appropriate corrective actions to address any deviations from cGMP requirements and impose reporting and documentation requirements upon the manufacturer and any third-party contractors (including contract manufacturers and laboratories) involved in the manufacture of a drug product. Accordingly, manufacturers must continue to expend significant time, money and effort to maintain and ensure ongoing cGMP compliance and to confirm and ensure ongoing cGMP compliance of their third-party contractors.

Once an approval is granted, the FDA may withdraw the approval if there is new information or evidence that the drug is unsafe or not shown to be safe for use under the conditions of its approval, or that new information shows there is a lack of substantial evidence of effectiveness, or that the approved application contained an untrue statement of material fact, or that the required patent information was not submitted within 30 days after receiving notice from the FDA of the failure to submit such information. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety and risk information; imposition of a post-market study requirement to assess new safety risks; or implementation of a REMS that may include distribution or other restrictions.

The FDA closely regulates drug advertising and promotional activities, including promotion of an unapproved drug, direct-to-consumer advertising, dissemination of scientific information about a drug not on the approved labeling, off-label promotion, communications with payors and formulary committees, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media. A company’s promotional product claims must be true and not misleading, provide fair balance, provide adequate risk information, and be consistent with the product label approved by the FDA. Failure to comply with these requirements can lead to regulatory actions including, among other things, warning letters, corrective advertising, injunction, violation and related penalties under the False Claims Act and result in reputational and economic harm.

Physicians may prescribe FDA-approved drugs for uses that are not described in the product’s labeling and that differ from those uses tested by the manufacturer. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments for their individual patients. The FDA does, however, regulate manufacturers’ communications about their drug products and interprets the FFDCA to prohibit pharmaceutical companies from promoting their FDA-approved drug products for uses that are not specified in the FDA-approved labeling. Companies that market drugs for off-label uses have been subject to warning letters, related costly litigation, criminal prosecution, and civil liability under the FFDCA and the False Claims Act.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”) which regulates the distribution of drug and drug samples at the federal level and sets minimum standards for the registration and regulation of wholesale drug distributors by the states.

Orphan Designation. The Orphan Drug Act of 1983 provides incentives, including marketing exclusivity, user fee waivers and tax benefits, to companies that undertake development and marketing of products to treat rare diseases, which are defined as diseases for which there is a patient population of fewer than 200,000 persons in the U.S. or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. A drug that receives Orphan Drug designation may receive up to seven years of exclusive marketing in the U.S. for that indication, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. A drug may be entitled to an additional six months of exclusive marketing if it satisfies the requirements for pediatric exclusivity.

The EMA Committee for Orphan Medicinal Products (“COMP”) grants Orphan Drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. In the European Union, Orphan Drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the Orphan Drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

New Legislation and Regulations. From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect Acer’s business and product candidates. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations will be changed, or what the impact of such changes, if any, may be.

Pharmaceutical Coverage, Pricing, and Reimbursement. Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which Acer may obtain marketing approval. Sales of any of Acer’s product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. Some third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to obtain coverage and reimbursement for any product that might be approved for sale, Acer may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not Acer conducts such studies, Acer’s product candidates may not be considered medically necessary or cost-effective. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on Acer’s investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. Emphasis on managed care in the U.S. has increased and Acer expects will continue to increase the pressure on drug pricing. If third-party payors do not consider Acer’s products to be cost-effective compared to other available therapies, they may not cover the products for which Acer receives FDA approval.

The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs and drug prices in general, including for therapies for rare diseases. These measures include price controls, transparency requirements triggered by the introduction of new high-cost drugs into the market, drug re-importation, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Some laws and regulations have already been enacted in these areas, and additional measures have been introduced or are under consideration at both the federal and state levels. Additionally, legislation that affects reimbursement for drugs with small patient populations could be adopted, limiting payments for pharmaceuticals such as Acer’s product candidates, which could adversely affect Acer’s potential future net revenue and results.

In addition, in the U.S., the Affordable Care Act and the Inflation Reduction Act contain provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers for covered outpatient drugs are calculated under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees for certain branded prescription drugs. Given the complexity of the Affordable Care Act and the substantial requirements for regulation thereunder, the impact of the Affordable Care Act on Acer’s financial conditions and operations cannot be predicted, whether in its current form or as amended or repealed.

Pricing and reimbursement methodologies vary widely from country to country. Some countries require that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or they may instead adopt a system of direct or indirect controls on Acer’s profitability in placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of Acer’s products.

Coverage policies, third-party reimbursement rates, and drug pricing regulation may change at any time, and there is the potential for significant movement in these areas in the foreseeable future. Even if favorable coverage and reimbursement status is attained for one or more products for which Acer receives marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Law and Regulation. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescribing of any product candidates for which Acer may obtain marketing approval. Acer’s business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which Acer researches, manufactures, markets, promotes, sells and distributes Acer’s products that obtain marketing approval. Restrictions under applicable federal and state healthcare laws include, but are not limited to, the following:

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the federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal False Claims Act and civil monetary penalties law impose penalties and provide for civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

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HIPAA among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

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the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologicals and medical supplies to annually report to the Centers for Medicare & Medicaid Services (“CMS”) an agency within the U.S. Department of Health and Human Services (“HHS”) information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Acer’s business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that Acer’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If Acer’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Acer may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Acer’s operations. If any of the physicians or other providers or entities with whom Acer expects to do business is found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Foreign Regulation. In order to market any product outside of the U.S., Acer would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Acer’s products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Whether or not Acer obtains FDA approval for a product, Acer would need to obtain the necessary approvals by the comparable foreign regulatory authorities before Acer can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the U.S. apply similarly in the context of the EU and/or other jurisdictions, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws

Acer may be subject to a variety of domestic and foreign anti-corruption laws with respect to Acer’s regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act (the “FCPA”) is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the U.S. to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses, and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which Acer may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the U.S.). Also, a number of the countries in which Acer may conduct activities have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010. There have been cases where companies have faced multi-jurisdictional liability under the FCPA and the anti-corruption laws of other countries for the same illegal act.

Acer can be held liable under the FCPA and other anti-corruption laws for the illegal activities of Acer’s employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if Acer did not explicitly authorize such activity. Although Acer will seek to comply with anti-corruption laws, there can be no assurance that all of Acer’s employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. In addition, Acer’s directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines, and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Acer does not prevail in any possible civil or criminal litigation, Acer’s business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of Acer’s management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm Acer’s business, results of operations, and financial condition.

Human Capital/Employees

Acer’s key human capital management objectives are to attract, retain and develop the highest quality talent. To support these objectives, Acer’s human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance Acer’s culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce. As of

March 24, 2023, Acer had 33 full-time employees, in addition to several consultants or independent contractors working for us. None of Acer’s employees are represented by a labor union or subject to a collective bargaining agreement. Acer has not experienced a work stoppage and consider Acer’s relations with Acer’s employees to be good.

Available Information

Acer is subject to the information and reporting requirements of the Exchange Act under which Acer files periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy statements and other information are available on the SEC’s website, https://www.sec.gov.

Financial and other information about us is available on Acer’s website (www.acertx.com). Information on Acer’s website, or that may be accessed by links on Acer’s website, is not incorporated by reference into this proxy statement/prospectus. Acer makes available on Acer’s website, free of charge, copies of Acer’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies are available in print to any stockholder upon request in writing to Attention: Investor Relations, Acer Therapeutics Inc., One Gateway Center, Suite 356, 300 Washington Street, Newton, MA 02458.

Properties

Effective with a lease amendment signed October 15, 2021, effective June 1, 2022, Acer leased 1,600 square feet of office space located in Newton Massachusetts, which lease expired on December 31, 2022, and Acer is continuing to lease on a month-to-month basis. Acer also leases 3,677 square feet of office space located in Bend, Oregon. Effective with a lease amendment signed on June 22, 2022, this lease will expire on June 30, 2025. See Note 5 to Acer’s financial statements for a discussion of Acer’s leases.

Legal Proceedings

From time to time, Acer may become involved in litigation or proceedings relating to claims arising out of Acer’s operations.

Acer is not currently a party to any other legal proceedings that, in the opinion of Acer’s management, are likely to have a material adverse effect on Acer’s business. Regardless of outcome, litigation could have an adverse impact on Acer’s business because of defense and settlement costs, diversion of management resources and other factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Acer’s results of operations and cash flows should be read in conjunction with Acer’s unaudited condensed financial statements and notes thereto for the fiscal period ended June 30, 2023 and the audited financial statements and the notes thereto for the fiscal year ended December 31, 2022 included elsewhere in this proxy statement/prospectus.

Overview

Acer is a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. Acer identifies and develops treatments where science can be applied in new ways for use in diseases with high unmet need.

In the U.S., OLPRUVA™ (sodium phenylbutyrate) for oral suspension is approved for the treatment of UCDs involving deficiencies of CPS, OTC, or AS. Acer also have a pipeline of investigational product candidates, including EDSIVO™ (celiprolol) for the treatment of vEDS patients with a confirmed type III collagen (COL3A1) mutation, and ACER-801 (osanetant) for the treatment of VMS, PTSD, and prostate cancer, although the ACER-801 program is currently on pause while Acer conducts a thorough review of the full data set of results from its Phase 2a proof of concept clinical trial (where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women). Acer also intends to explore additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in various disorders where proof of concept data exists, subject to additional capital.

Going Concern

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate Acer’s continuation as a going concern. Acer has suffered recurring losses from operations, negative cash flows from operations, have a net working capital deficiency, have a net capital deficiency, and have minimum unencumbered liquid assets requirements under Acer’s SWK Credit Agreement. While Acer has received approval for Acer’s OLPRUVA™ product, Acer has yet to receive commercial product revenues and, as such, have been dependent on funding operations through the sale of equity securities, through a collaboration agreement, and through debt instruments. Since inception, Acer has experienced significant losses and incurred negative cash flows from operations. Acer has an accumulated deficit of $165.1 million as of June 30, 2023 and expect to incur further losses over the foreseeable future as Acer develops Acer’s business. Acer has spent, and expect to continue to spend, a substantial amount of funds in connection with implementing Acer’s business strategy, including Acer’s planned product development efforts and potential precommercial and commercial activities.

As of June 30, 2023, Acer had cash and cash equivalents of $1.6 million and current liabilities of $43.4 million, which include $0.2 million associated with deferred collaboration funding. Acer’s existing cash and cash equivalents available at June 30, 2023 were expected to be sufficient to fund Acer’s anticipated operating and capital requirements through the middle of the third quarter of 2023. If the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), now all held by Zevra, $1.0 million under a promissory note from Acer’s Chief Executive Officer (the “Schelling Note”), and $16.5 million under the Bridge Loan Facility (since the $10.0 million was drawn at the signing of the Merger Agreement to fund the upfront payment to Relief, $3.4 million has subsequently been drawn to fund Acer’s operations as of the date of this proxy statement/prospectus and assuming a full draw-down of the remaining $3.1 million available under the Bridge Loan Facility), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, representing a substantial risk to the ability of Acer to carry on its business and operations. For more information see “Agreements Related to the Merger – The Bridge Loan Agreement” and “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

If the Merger is not consummated, Acer will need to raise additional capital to fund continued operations. Acer may not be successful in Acer’s efforts to raise additional funds or achieve profitable operations. Acer would be required to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support Acer’s ongoing operations, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using Acer’s ATM facility which had $29.0 million available as of June 30, 2023. (See “At-the Market Facility and Common Stock Purchase Agreement” in Note 9 to Acer’s financial statements.) Moreover, due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75.0 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float, Acer is only able to issue a limited number of shares under Acer’s ATM facility. From May 19, 2020 through June 30, 2023, Acer has raised gross proceeds of $21.0 million from the ATM facility and gross proceeds of $4.0 million from an equity line purchase agreement with Lincoln Park (defined below), which equity line facility was completed on December 30, 2022 and is now terminated.

On March 4, 2022, Acer entered into the SWK Credit Agreement with the lenders party thereto and SWK, as the agent, sole lead arranger and sole bookrunner, which provided for the Original Term Loan. The Original Term Loan funding closed on March 14, 2022. The proceeds of the Original Term Loan were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement (as defined and described below) and the Marathon Credit Agreement (as defined and described below) and for other working capital and general corporate purposes. On August 19, 2022, Acer entered into an amendment (the “First Amendment”) to the SWK Credit Agreement, which among other provisions revised Acer’s required minimum amount of unencumbered liquid assets under the Original Term Loan. On January 30, 2023, Acer entered into a Second Amendment (the “Second Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provided for the Second Term Loan to be made to Acer in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023. On May 12, 2023, Acer entered into a Third Amendment (the “Third Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Third Amendment provides for (i) a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by Acer (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala, has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million), (ii) the ability for Acer to forego a $0.6 million amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second $0.6 million amortization payment otherwise due on June 15, 2023, and (iii) the ability for Acer to defer until July 15, 2023 half of the $0.5 million quarterly interest payment otherwise due on May 15, 2023).

The SWK Loans made under the SWK Credit Agreement, as amended through the Third Amendment (the “Current SWK Credit Agreement”) bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million (as opposed to $1.3 million quarterly prior to the announcement of such topline results), although the Third Amendment allowed Acer to forgo the amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second amortization payment otherwise due on June 15, 2023. The final maturity date of the SWK Loans is March 4, 2024. Acer has the option to prepay the SWK Loans in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), Acer must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all payment-in-kind interest amounts. Upon the repayment of the Second Term Loan (whether voluntary or at scheduled maturity), Acer must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash to SWK under the SWK Credit Agreement with respect to the Second Term Loan) equal to the outstanding principal amount of the Second Term Loan (inclusive of payment-in-kind interest amounts) multiplied by: (i) if the repayment occurs prior to May 16, 2023, 1.28667, (ii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iii) if the repayment occurs on or after July 16, 2023, 1.5. Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe

VMS associated with menopause, Acer is required to maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results), although the Third Amendment provides for a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by Acer under clause (y) (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala, has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million).

The SWK Loans are secured by a first priority lien on all of Acer’s assets and any of Acer’s future subsidiaries pursuant to a Guarantee and Collateral Agreement entered into on March 4, 2022, between Acer and SWK, as agent (the “SWK Security Agreement”). The SWK Credit Agreement contains customary representations and warranties and affirmative and negative covenants. Acer paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded.

In connection with the execution of the SWK Credit Agreement, Acer issued to SWK a warrant (the “First SWK Warrant”) to purchase 150,000 shares of Acer’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, Acer issued to SWK an additional warrant to purchase 100,000 shares of Acer’s common stock at an exercise price of $1.51 per share (such warrant, the “Second SWK Warrant”). In connection with the execution of the Second Amendment, Acer issued to SWK an additional warrant to purchase 250,000 shares of Acer’s common stock at an exercise price of $2.39 per share (such warrant, the “Third SWK Warrant” and, together with the First SWK Warrant and Second SWK Warrant, the “SWK Warrants”). SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

On June 16, 2023, SWK sold the SWK Loans to Nantahala. In connection with the sale of the SWK Loans there were no changes to any of the contractual provisions of the loans; however, Acer (i) issued to SWK an additional warrant (the “Fourth SWK Warrant”) to purchase 500,000 shares of Acer’s common stock at an exercise price of $1.00, which expires on June 16, 2030, with the other terms and conditions being the same as the Third SWK Warrant, and (ii) have benefited from waivers/reductions provided by Nantahala with respect to the minimum amount of unencumbered liquid assets required to be maintained by Acer pursuant to the SWK Loans. Acer determined that due to Acer’s deemed participation in the transfer of the SWK Loans by way of issuing the Fourth SWK Warrant, that Acer should account for the transfer of the SWK Loans as an extinguishment of debt. Since there were no changes to the underlying contractual provisions of each loan as part of such transfer, there was no difference in fair value at the point of transfer of the SWK Loans. However, the Fourth SWK Warrant, valued at $0.4 million based on a Black-Scholes calculation, was recorded as a loss on extinguishment.

Zevra now holds the SWK Loans as further described in “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

On March 4, 2022, Acer also entered into a Secured Convertible Note Purchase Agreement with the Marathon Holders (the “Marathon Convertible Note Purchase Agreement”) pursuant to which Acer issued and sold to the Marathon Holders the Marathon Convertible Notes in an aggregate amount of up to $6.0 million (the “Convertible Note Financing”). The Convertible Note Financing closed on March 14, 2022. The proceeds of the Convertible Note Financing were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes. On January 30, 2023, Acer entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with Marathon and Marathon Fund with respect to the Marathon Convertible Notes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that each of the Marathon Holders agreed to defer payment by Acer of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by Acer on April 15, 2023. Subject to the restrictions set forth in a subordination agreement among each of the Marathon Holders and SWK, as agent and lender, Acer is required to repurchase each Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of June 15, 2023 or Acer’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal the Buy-Out Percentage of the outstanding principal amount of such Marathon Convertible Note, plus any accrued but unpaid interest thereon to the date of such repurchase, plus 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase had occurred on May 30, 2023, the Buy-Out Percentage would have been increased to 212.5%) provided, that if Acer is prohibited from effectuating such repurchases pursuant to the subordination agreement with SWK, Acer is required to cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice. However, since Zevra now holds all indebtedness of Acer covered by such subordination agreement, including Marathon Convertible Note, in the absence of the Merger Agreement (i.e., in the event the Merger Agreement is terminated without a Merger occurring) Zevra could require an immediate repurchase of the Marathon Convertible Notes and a failure to effect such repurchase would trigger a cross-default of the SWK Loans, obligating Acer to pay immediately the full repayment obligation of the SWK Loans. Each of the Marathon Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment. Each Holder has certain rights with respect to the registration by Acer for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of Acer.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all of Acer’s assets, although such security interest is subordinated to Acer’s obligations under the SWK Credit Agreement.

On March 4, 2022, Acer also entered into a Credit Agreement (the “Marathon Credit Agreement”) with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (the “Term Loan”). The Term Loan was available to be borrowed only following full FDA approval for marketing of ACER-001 and until December 31, 2022. Acer received approval for Acer’s NDA for ACER-001 on December 22, 2022, and Acer and Marathon agreed to an Extension Agreement with respect to the Term Loan on December 30, 2022, which extended the commitment date for funding the Term Loan to January 16, 2023. Acer elected to terminate the Marathon Credit Agreement by entering into a Termination Agreement on January 30, 2023, which terminated the Credit Agreement and an associated Royalty Agreement.

On March 19, 2021, Acer entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Collaboration Agreement is the culmination of the option agreement (the “Option Agreement,” together the “Agreements”) previously entered into between Acer and Relief on January 25, 2021. Pursuant to the Agreements, Acer received from Relief an upfront non-refundable payment of $1.0 million and a reimbursement payment of $14.0 million. Under the terms of the Collaboration Agreement, Relief committed to pay Acer Development Payments of up to an additional $20.0 million for U.S.

development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, Acer received from Relief the $10.0 million First Development Payment. Acer was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, Acer entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. Acer received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Acer could also receive a total of $6.0 million in milestone payments based on the first European marketing approvals of OLPRUVA™ for a UCD and MSUD. The terms of the Agreements are further described in Critical Accounting Estimates later in this section and in the Revenue Recognition and Accounting for Collaboration Agreements section of Note 2 to Acer’s financial statements.

Acer terminated its Collaboration Agreement with Relief on August 28, 2023, and entered into the Exclusive License Agreement with Relief, pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe. Pursuant to the termination of the Collaboration Agreement, Acer agreed to the following, subject to a cap of $56.5 million with respect to payments to Relief under clauses (i), (ii) and (iii): (i) immediate payment of an upfront fee to Relief of $10.0 million, with an additional payment to Relief of $1.5 million due on the first-year anniversary of the $10.0 million payment; (ii) payment to Relief of a 10% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe; (iii) payment to Relief of 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights; and (iv) Exclusive License Agreement. For more information, see “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

In the absence of the Merger Agreement, if Acer is unable to obtain additional funding to support Acer’s current or proposed activities and operations, Acer may not be able to continue Acer’s operations as proposed, which may require Acer to suspend or terminate any ongoing development activities, modify Acer’s business plan, curtail various aspects of Acer’s operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, Acer’s stockholders may lose a substantial portion or even all of their investment.

These factors individually and collectively raise substantial doubt about Acer’s ability to continue as a going concern for at least 12 months from the date these financial statements are available, or August 14, 2024. Acer’s financial statements do not include any adjustments or classifications that may result from Acer’s possible inability to continue as a going concern.

Revenue and Collaboration Funding

Acer had not generated any revenue from product sales as of June 30, 2023. While Acer received approval for OLPRUVA™ on December 22, 2022, Acer does not expect to generate any revenue from product sales until Acer commercializes OLPRUVA™ and/or any of Acer’s product candidates.

Acer’s revenue and collaboration funding to date consist of activities in connection with a collaboration agreement, including a license of intellectual property. Acer expects that any revenue or collaboration funding Acer generates will fluctuate from quarter to quarter as a result of the timing of achievement of contractually specified milestones, if any, the timing and amount of payments relating to such milestones, and the extent to which any products are approved and successfully commercialized.

If Acer’s product candidates are not developed in a timely manner, if regulatory approval is not obtained for them, or if such product candidates are not commercialized, Acer’s ability to generate future revenue, and Acer’s results of operations and financial position, would be adversely affected.

Activities Associated with Collaboration Agreements

From time to time, Acer will recognize collaboration funding as a reduction to research and development expenses and general and administrative expenses amounts attributed to providing services to Acer’s collaboration partner for which Acer has been reimbursed.

Research and Development Expenses

Research and development expenses consist of costs associated with the development of Acer’s product candidates. Acer’s research and development expenses include:

•	employee-related expenses, including salaries, benefits, and stock-based compensation;

•	external research and development expenses incurred under arrangements with third parties, such as CROs, contract manufacturing organizations, consultants, and Acer’s scientific advisors; and

•	license fees and other direct costs of acquiring intellectual property.

Acer expenses research and development costs as incurred. Acer accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses as the service has been performed or as the goods have been received. From time to time, in connection with the Collaboration Agreement with Relief (now superseded by the Exclusive License Agreement), Acer may recognize “contra-expense” for the research and development activities which were funded by such agreement. These contra-expense amounts are disclosed parenthetically on the face of the financial statements.

At any time, Acer is working on multiple programs. Acer’s internal resources, employees, and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. Since Acer’s inception in December 2013, Acer has spent a total of $91.6 million in research and development expenses through June 30, 2023. Of that amount, $39.2 million was directly related to EDSIVO™; $30.9 million was directly related to OLPRUVA™, offset by $15.2 million of collaboration funding; $12.8 million was directly related to ACER-801; $5.4 million was directly related to ACER-2820; and $3.3 million was related to other development activities.

Acer expects Acer’s research and development expenses to be substantial for the foreseeable future as Acer continues to conduct Acer’s ongoing regulatory activities, initiate new preclinical and clinical trials, and build upon Acer’s pipeline. The process of conducting clinical trials and preclinical studies necessary to obtain regulatory approval, preparing to seek regulatory approval, and preparing for commercialization in the event of regulatory approval, is costly and time-consuming. While Acer received approval for OLPRUVA™ on December 22, 2022 for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS, Acer may never succeed in achieving marketing approval for any of Acer’s other product candidates.

Successful development of product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Acer anticipates Acer will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to Acer’s ability to enter into new strategic alliances with respect to each program or potential product candidate, the scientific and clinical success of each product candidate, the timing and ability to obtain regulatory approval for Acer’s product candidates (if any), and ongoing assessments as to each product candidate’s commercial potential. Acer will need to raise additional capital and may seek to do so through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, Acer may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Acer’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on Acer’s financial condition and Acer’s ability to develop Acer’s product candidates, pursue regulatory approvals, and operate Acer’s business as planned.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits, and stock-based compensation; external precommercial and commercial costs; and professional fees for legal, business consulting, auditing, and tax services. Acer expects that general and administrative expenses will be substantial in the future. From time to time, in connection with the Collaboration Agreement with Relief (now superseded by the Exclusive License Agreement), Acer may recognize “contra-expense” for the general and administrative activities which were funded by such agreement. These contra-expense amounts are disclosed parenthetically on the face of the financial statements.

Other Income (Expense), Net

Other income (expense), net consists primarily of changes in the value of liabilities measured at fair value, including losses on extinguishment related to Acer’s debt, debt issuance costs on Acer’s debt recorded at fair value, interest income and interest expense, and of gains and losses resulting from the revaluation of assets and liabilities denominated in foreign currencies. Acer earns interest income from interest-bearing accounts and money market funds, which Acer classifies as cash and cash equivalents. Acer incurs interest expense from loans and notes payable. Acer records as part of other income (expense), net, transaction gains and losses on foreign currency denominated assets and liabilities when they are revalued each period due to changes in underlying exchange rates. Acer also records gain on extinguishment of debt as part of other income (expense), net.

Critical Accounting Estimates

This management’s discussion and analysis of financial condition and results of operations is based on Acer’s financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Acer’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, Acer evaluates these estimates and judgments. Acer bases Acer’s estimates on historical experience and on various assumptions that Acer believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. Additionally, Acer refers to Acer’s significant accounting policies which are included in Note 2 to Acer’s audited financial statements for the fiscal year ended December 31, 2022. Acer believes that the accounting policies discussed below are critical to understanding Acer’s historical and future performance, as these policies relate to the more significant areas involving Acer’s judgments and estimates. During the year ended December 31, 2022, Acer has updated Acer’s critical accounting policies to include debt and convertible debt.

Revenue Recognition and Accounting for Collaboration Agreements

Acer’s revenue and collaboration funding are generated from a single collaboration agreement which included the sale of a license of intellectual property. Acer analyzes Acer’s collaboration agreements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, Acer assesses whether aspects of the arrangement between Acer and the collaboration partner are within the scope of other accounting literature. If Acer concludes that some or all aspects of the arrangement represent a transaction with a customer, Acer accounts for those aspects of the arrangement within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). If Acer concludes that some or all aspects of the arrangement are within the scope of ASC 808 and do not represent a transaction with a customer, Acer recognizes Acer’s share of the allocation of the shared costs incurred with respect to the jointly conducted activities as a component of the related expense in the period incurred. Pursuant to ASC 606, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. If Acer concludes a counterparty to a transaction is not a customer or otherwise not within the scope of ASC 606 or ASC 808, Acer considers the guidance in other accounting literature as applicable or by analogy to account for such transaction.

Acer determines the units of account within the Collaboration Agreement utilizing the guidance in ASC 606 to determine which promised goods or services are distinct. In order for a promised good or service to be considered “distinct” under ASC 606, the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

For any units of account that fall within the scope of ASC 606, where the other party is a customer, Acer evaluates the separate performance obligation(s) under each contract, determine the transaction price, allocate the transaction price to each performance obligation considering the estimated stand-alone selling prices of the services and recognize revenue upon the satisfaction of such obligations at a point in time or over time dependent on the satisfaction of one of the following criteria: (1) the customer simultaneously receives and consumes the economic benefits provided by the vendor’s performance; (2) the vendor creates or enhances an asset controlled by the customer; and (3) the vendor’s performance does not create an asset for which the vendor has an alternative use and the vendor has an enforceable right to payment for performance completed to date.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property is recognized only when (or as) the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

On January 25, 2021, Acer entered into the Option Agreement with Relief pursuant to which Acer granted Relief the Exclusivity Option to pursue a potential collaboration and license arrangement with Acer for the development, regulatory approval and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including UCDs and MSUD. The Option Agreement provided a period of time up to June 30, 2021 for the parties to perform additional due diligence and to work toward negotiation and execution of a definitive agreement with respect to the potential collaboration for ACER-001. In consideration for the grant of the Exclusivity Option, (i) Acer received from Relief an upfront nonrefundable payment of $1.0 million, (ii) Relief provided to Acer a 12-month secured loan in the principal amount of $4.0 million, as evidenced by the Note issued by Acer to Relief, and (iii) Acer granted to Relief a security interest in all of its assets to secure performance of the Note, as evidenced by the Security Agreement. The Note was repayable in one lump sum within 12 months from issuance and bore interest at a rate equal to 6% per annum.

On March 19, 2021, Acer entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. Acer received a $10.0 million cash payment from Relief (i.e., a $14.0 million “Reimbursement Payment” offset by repayment of the $4.0 million outstanding balance of the

Note, plus interest earned through the date of the Collaboration Agreement). Under the terms of the Collaboration Agreement, Relief committed to pay Acer up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, Acer received from Relief the $10.0 million First Development Payment. Acer was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, Acer entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. Acer received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, Acer retained development and commercialization rights in the Acer Territory. The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the Relief Territory, where Acer will receive from Relief a 15% royalty on all net sales received in the Relief Territory. Acer could also receive a total of $6.0 million in milestone payments based on the first European (EU) marketing approvals of OLPRUVA™ for a UCD and MSUD.

Acer assessed these agreements in accordance with the authoritative literature and concluded that they meet the definition of a collaborative arrangement per ASC 808. For certain parts of the Collaboration Agreement, Acer concluded that Relief represented a customer while for other parts of the Collaboration Agreement Relief did not represent a customer. The units of account of the Collaboration Agreement where Relief does not represent a customer are outside of the scope of ASC 606. Acer also determined that the development and commercialization services and Relief’s right to 60% profit in Acer Territory is within the scope of ASC 730, Research and Development (“ASC 730”), with regard to funded research and development arrangements.

Acer concluded the promised goods and services contained in the Collaboration Agreement represented two distinct units of account consisting of a license in Relief Territory, and a combined promise for the development and commercialization of OLPRUVA™ in Acer Territory and the payment of 60% net profit from that territory (together, the “Services”). The stand-alone selling price was estimated for each distinct unit of account.

Acer determined that the transaction price at the outset of the Collaboration Agreement would amount to $25.0 million, including the Option Fee of $1.0 million, the Reimbursement Payment of $14.0 million, and the First Development Payment of $10.0 million. Acer concluded that, consistent with the evaluation of variable consideration, using the most likely amount approach, the Second Development Payment as well as the milestone payments for EU marketing approvals should be fully constrained until the contingency associated with each payment has been resolved and Acer’s NDA is accepted for review by the FDA, and Relief receives EU marketing approval, respectively. The contingency associated with the Second Development Payment was resolved in the fourth quarter of 2021. Any amounts recorded as deferred collaboration funding liability which are not recognized as contra-expense at the date of first commercial sale, will be classified as contra-royalty and recognized against amounts of net-profit royalty payments recognized by Acer over the term of the agreement between the parties, estimated to be approximately thirteen years beginning in 2023.

Since ASC 808 does not provide recognition and measurement guidance for collaborative arrangements, Acer applied the principles of ASC 606 for those units of account where Relief is a customer and ASC 730-20 for the funded research and development activities. The license revenue was recognized at the point where Acer determined control was transferred to the customer. The combined unit of account for the Services will be recognized over the service period through the anticipated date of first commercial sale of the OLPRUVA™ approved product in the U.S. Acer also determined that the Services would be satisfied over time as measured using actual costs incurred by Acer toward the identified development and commercialization services agreed to between the parties up to the point of first commercial sale of the OLPRUVA™ product. Research and development expenses and general and administrative expenses, as they relate to activities governed by the Collaboration Agreement, incurred in satisfying the Services unit-of-account will be recognized as contra-expense within their respective categories, consistent with the presentation guidance in ASC 730.

Acer recognizes as a receivable under the Collaboration Agreement consideration, which is deemed unconditional, or when only the passage of time is required before payment of that consideration is due. Amounts receivable under the Collaboration Agreement plus payments received from Relief, net of the amount recorded as license revenue and as offsets to research and development expenses and to general and administrative expenses, are reported as deferred collaboration funding.

At June 30, 2023, the amount of deferred collaboration funding associated with unsatisfied promises under the Collaboration Agreement amounted to $4.5 million. Acer has recorded $0.2 million as a current liability. $4.3 million is recorded as a non-current liability and represents the estimated amount that would be taken against future net profit payments made to Relief should they occur. At June 30, 2023, deferred collaboration funding was composed of $35.0 million received from Relief, offset by $1.3 million recognized as license revenue during the year ended December 31, 2021 and by $15.2 million recorded as an offset to research and development expenses, and $14.0 million recorded as an offset to general and administrative expenses subsequent to signing the Collaboration Agreement and through August 14, 2023.

Acer terminated its Collaboration Agreement with Relief on August 28, 2023, and entered into the Exclusive License Agreement with Relief, pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe. Pursuant to the termination of the Collaboration Agreement, Acer agreed to the following, subject to a cap of $56.5 million with respect to payments to Relief under clauses (i), (ii) and (iii): (i) immediate payment of an upfront fee to Relief of $10.0 million, with an additional payment to Relief of $1.5 million due on the first-year anniversary of the $10.0 million payment; (ii) payment to Relief of a 10% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe; (iii) payment to Relief of 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights; and (iv) Exclusive License Agreement. For more information, see “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

Goodwill

Goodwill represents the excess of the purchase price (consideration paid plus net liabilities assumed) of an acquired business over the fair value of the underlying net tangible and intangible assets. Acer evaluates the recoverability of goodwill according to ASC Topic 350, Intangibles – Goodwill and Other annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. Factors that may be considered a change in circumstances indicating that the carrying value of Acer’s goodwill might be impaired include declines in Acer’s stock price, market capitalization, or cash flows. Acer may opt to perform a qualitative assessment or a quantitative impairment test to determine whether goodwill is impaired. Acer’s goodwill is allocated to a single reporting unit. If Acer was to determine based on a qualitative assessment that it was more likely than not that the fair value of the reporting unit was less than its carrying value, a quantitative impairment test would then be performed. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than its carrying amount, a goodwill impairment would be recognized for the difference. As of June 30, 2023 and December 31, 2022, Acer’s liabilities were in excess of Acer’s assets, including goodwill. ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. Accordingly, Acer was not required to perform an evaluation.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and Acer’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of Acer. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes among the following.

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that Acer has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by Acer in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial instruments consist of cash equivalents, collaboration receivable, accounts payable, accrued expenses, and debt instruments. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature, except for cash equivalents and debt instruments, which were marked to market at the end of each reporting period. See Note 7 to Acer’s financial statements for additional information on the fair value of the debt liabilities.

Acer elected the fair value option for both Acer’s Original Term Loan and Acer’s Marathon Convertible Notes dated March 14, 2022 (see Note 7 to Acer’s financial statements). Acer was not required to change Acer’s fair value option in connection with the sale of the SWK Loans by SWK to Nantahala. Acer also applied the fair value option to the Second Term Loan and to the amended Original Term Loan and amended Marathon Convertible Notes, amended on January 30, 2023. Acer adjusts both the Original Term Loan and the Marathon Convertible Notes to fair value through the change in fair value of debt in the accompanying statements of operations. Subsequent unrealized gains and losses on items for which the fair value option is elected are reported in earnings.

Debt

Convertible notes are regarded as compound instruments, consisting of a liability component and an equity component. Acer determined that Acer is eligible for the fair value option election in connection with the Original Term Loan as amended, Second Term Loan, and Marathon Convertible Notes as amended, as each instrument met the definition of a “recognized financial liability” which is an acceptable financial instrument eligible for the fair value option under ASC 825-10-15-4 and do not meet the definition of any of the financial instruments found within ASC 825-10-15-5 that are not eligible for the fair value option. At the date of issuance, the fair value for each instrument is derived from the instrument’s implied discount rate at inception.

Research and Development

Research and development costs are expensed as incurred and include compensation and related benefits, license fees and outside contracted research and manufacturing consultants. Acer sometimes make nonrefundable advance payments for goods and services that will be used in future research and development activities. These payments are capitalized and recorded as an expense in the period that Acer receives the goods or as the services are performed.

Clinical Trial and Preclinical Study Expenses

Acer makes estimates of prepaid and/or accrued expenses as of each balance sheet date in Acer’s financial statements based on certain facts and circumstances at that time. Acer’s accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred for services provided by CROs, manufacturing organizations, and for other trial- and study-related activities. Payments under Acer’s agreements with external service providers depend on a number of factors such as site initiation, patient screening, enrollment, delivery of reports, and other events. In accruing for these activities, Acer obtains information from various sources and estimate the level of effort or expense allocated to each period. Adjustments to Acer’s research and development expenses may be necessary in future periods as Acer’s estimates change. As these activities are generally material to Acer’s overall financial statements, subsequent changes in estimates may result in a material change in Acer’s accruals. No material changes in estimates were recognized in the three and six months ended June 30, 2023 and 2022. Acer’s accounts payable and accrued expenses include costs associated with preclinical or clinical studies of $1.1 million and $0.9 million at June 30, 2023 and December 31, 2022, respectively.

Results of Operations

Comparison of the three months ended June 30, 2023 and 2022

The following table summarizes Acer’s results of operations for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
	2023	2022	$ Change	% Change
Operating expenses:
Research and development (net of collaboration funding of $600,072 and $1,648,631 in the three months ended June 30, 2023 and 2022, respectively)	$1,440,717	$3,426,773	$(1,986,056)	(58)%
General and administrative (net of collaboration funding of $1,404,695 and $3,257,701 in the three months ended June 30, 2023 and 2022, respectively)	2,853,760	3,638,073	(784,313)	(22)%
Loss from operations	(4,294,477)	(7,064,846)	2,770,369	(39)%
Total other income (expense), net	(3,796,243)	4,397,810	(8,194,053)	(186)%
Net loss	$(8,090,720)	$(2,667,036)	$(5,423,684)	203%

Research and Development Expenses

Research and development expenses were $1.4 million, net of collaboration funding of $0.6 million, for the three months ended June 30, 2023, as compared to $3.4 million, net of collaboration funding of $1.6 million, for the three months ended June 30, 2022. This decrease of $2.0 million was primarily due to decreases in expenses for clinical studies, employee-related expenses, expenses for consulting and professional services, and contract manufacturing expenses. Research and development expenses related to ACER-001 decreased in the three months ended June 30, 2023, resulting in a decrease in the recognition of the collaboration funding from the Collaboration Agreement with Relief. Research and development expenses for the three months ended June 30,

2023 were comprised of $1.0 million related to EDSIVO™; $0.6 million related to ACER-001, offset by $0.6 million of collaboration funding; $0.2 million related to ACER-801; and $0.2 million related to other development activities.

General and Administrative Expenses

General and administrative expenses were $2.9 million, net of collaboration funding of $1.4 million, for the three months ended June 30, 2023, as compared to $3.6 million, net of collaboration funding of $3.3 million, for the three months ended June 30, 2022. This decrease of $0.7 million was primarily due to decreases in marketing expenses, expenses for consulting and professional services, and employee-related expenses. General and administrative expenses related to ACER-001 decreased in the three months ended June 30, 2023, resulting in a decrease in the recognition of the collaboration funding from the Collaboration Agreement with Relief.

Other Income (Expense), Net

Other income (expense), net for the three months ended June 30, 2023 was primarily attributable to changes in the fair value of debt instruments and interest expense. Other income (expense), net for the three months ended June 30, 2022 was primarily attributable to income from changes in the fair value of debt instruments, partially offset by costs of debt issuance.

Comparison of the six months ended June 30, 2023 and 2022

The following table summarizes Acer’s results of operations for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022	$ Change	% Change
Operating expenses:
Research and development (net of collaboration funding of $1,318,482 and $4,648,002 in the six months ended June 30, 2023 and 2022, respectively)	3,861,837	6,598,412	(2,736,575)	(41)%
General and administrative (net of collaboration funding of $2,547,291 and $5,629,876 in the six months ended June 30, 2023 and 2022, respectively)	5,421,942	7,513,674	(2,091,732)	(28)%
Loss from operations	(9,283,779)	(14,112,086)	4,828,307	(34)%
Total other income (expense), net	(15,087,647)	2,266,046	(17,353,693)	(766)%
Net loss	$(24,371,426)	$(11,846,040)	$(12,525,386)	106%

Research and Development Expenses

Research and development expenses were $3.9 million, net of collaboration funding of $1.3 million, for the six months ended June 30, 2023, as compared to $6.6 million, net of collaboration funding of $4.6 million for the six months ended June 30, 2022. This decrease of $2.7 million was primarily due to decreases in expenses for clinical studies and medical affairs, contract manufacturing expenses, employee-related expenses, and expenses for consulting and professional services. Research and development expenses related to ACER-001 decreased in the six months ended June 30, 2023, resulting in a decrease in the recognition of the collaboration funding from the Collaboration Agreement with Relief. Research and development expenses for the six months ended June 30, 2023 were comprised of $2.0 million related to EDSIVO™; $1.4 million related to ACER-001, offset by $1.3 million of collaboration funding; $1.0 million related to ACER-801; and $0.7 million related to other development activities.

General and Administrative Expenses

General and administrative expenses were $5.4 million, net of collaboration funding of $2.5 million, for the six months ended June 30, 2023, as compared to $7.5 million, net of collaboration funding of $5.6 million, for the six months ended June 30, 2022. This decrease of $2.1 million was primarily due to decreases in marketing expenses, employee-related expenses, and expenses for consulting and professional services. General and administrative expenses related to ACER-001 decreased in the six months ended June 30, 2023, resulting in a decrease in the recognition of the collaboration funding from the Collaboration Agreement with Relief.

Other Income (Expense), Net

Other income (expense), net for the six months ended June 30, 2023 was primarily attributable to expense from extinguishment of debt, changes in the fair value of debt instruments, interest expense, and costs of debt issuance. The loss on extinguishment of debt totaling $8.2 million recognized in the six months ended June 30, 2023 was comprised of $5.0 million and $2.7 million of increases in the post-modification cashflows of the Marathon Convertible Notes and SWK Loans, respectively, as well as the fair value of the SWK Third Warrant of $0.5 million. Additionally, during the period, Acer recognized a loss on extinguishment of $0.4 million related to the issuance of the SWK Fourth Warrant. Other income (expense), net for the six months ended June 30, 2022 was primarily attributable to income from changes in the fair value of debt instruments, partially offset by costs of debt issuance.

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes Acer’s results of operations for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
	2022	2021	$ Change	% Change
Revenue	$—	$1,260,000	$(1,260,000)	N/A
Operating expenses:
Research and development (net of collaboration funding of $7,825,263 and $6,055,295 in the years ended December 2022 and 2021, respectively)	11,924,837	6,508,055	5,416,782	83%
General and administrative (net of collaboration funding of $8,248,813 and $3,197,659 in the years ended December 2022 and 2021, respectively)	12,689,422	10,700,334	1,989,088	19%
Loss from operations	(24,614,259)	(15,948,389)	(8,665,870)	54%
Total other income (expense), net	(1,623,056)	574,396	(2,197,452)	(383)%
Net loss	$(26,237,315)	$(15,373,993)	$(10,863,322)	71%

Revenue

Acer recognized revenue of $1.3 million during the year ended December 31, 2021 related to the license of intellectual property as part of the Collaboration Agreement with Relief.

Research and Development Expenses

Research and development expenses were $11.9 million, net of collaboration funding of $7.8 million, for the year ended December 31, 2022, as compared to $6.5 million, net of collaboration funding of $6.1 million, for the year ended December 31, 2021. This increase of $5.4 million was primarily due to increases in employee-related expenses including a bonus accrual and expenses related to clinical studies, partially offset by the increase in recognition of contra-expense from the collaboration funding from the Collaboration Agreement with Relief. Research and development expenses for the year ended December 31, 2022 were comprised of $8.2 million related to OLPRUVA™, offset by $7.8 million of collaboration funding; $5.9 million related to ACER-801; $4.0 million related to EDSIVO™; $0.2 million related to ACER-2820; and $1.4 million related to other development activities.

General and Administrative Expenses

General and administrative expenses were $12.7 million, net of collaboration funding of $8.2 million, for the year ended December 31, 2022, as compared to $10.7 million, net of collaboration funding of $3.2 million, for the year ended December 31, 2021. This increase of $2.0 million was primarily due to increases in precommercial activities, employee-related expenses including a bonus accrual, professional services, and information technology, partially offset by the increase in the recognition of contra-expense from the collaboration funding from the Collaboration Agreement with Relief.

Other Income (Expense), Net

Other expense, net of $1.6 million during the year ended December 31, 2022 was primarily attributable to debt issuance cost, partially offset by changes in the fair value of debt instruments. Other income, net of $0.6 million during the year ended December 31, 2021 was primarily attributable to a gain on extinguishment of debt related to forgiveness of a PPP loan and to foreign currency gain.

Liquidity and Capital Resources

The following table summarizes Acer’s cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
Net cash (used in) provided by:
Operating activities	$(14,522,079)	$(12,866,087)
Investing activities	(3,066)	(30,935)
Financing activities	13,749,343	14,656,004
Net increase in cash and cash equivalents	$(775,802)	$1,758,982

Operating Activities

Net cash used in operating activities was $14.5 million for the six months ended June 30, 2023, as compared to $12.9 million for the six months ended June 30, 2022.The increase of $1.6 million was primarily the result of decreases in deferred collaboration funding in the six months ended June 30, 2023 as compared to the same period in the prior year, the receipt in the prior year six month period of the $5.0 million receivable from Relief, and an increase in inventory, and a smaller increase in accounts payable in the six month period in 2023 compared to the same period in the prior year, offset by a decrease in net loss adjusted for non-cash items.

Investing Activities

Net cash used in investing activities during each of the six months ended June 30, 2023 and 2022 was related to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $13.7 million for the six months ended June 30, 2023, as compared to $14.7 million for the six months ended June 30, 2022. Financing activities in the six months ended June 30, 2023 include receipt of proceeds for the issuance of common stock and warrants, net of fees, of $6.5 million, and proceeds from the issuance of the SWK Second Term loan and SWK Third Warrant, net of fees, of $6.8 million, and proceeds from the promissory note payable to an officer of $1.0 million, partially offset by $0.6 million principal paid on the Original Term Loan. Net cash provided by financing activities during the six months ended June 30, 2022 consisted primarily of $6.0 million net proceeds received from the Original Term Loan, $5.5 million net proceeds received from the Secured Convertible Notes, and $0.3 million received from the exercise of the Pre-Funded Warrants, partially offset by issuance costs of $0.7 million related to these debt and convertible debt instruments.

The following table summarizes Acer’s cash flows for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
	2022	2021
Net cash (used in) provided by:
Operating activities	$(30,251,898)	$(134,909)
Investing activities	(171,170)	(54,944)
Financing activities	20,041,524	7,139,047
Net (decrease) increase in cash and cash equivalents	$(10,381,544)	$6,949,194
Cash and cash equivalents, beginning of the year	12,710,762	5,761,568
Cash and cash equivalents, end of the year	$2,329,218	$12,710,762

Operating Activities

Net cash used in operating activities was $30.3 million for the year ended December 31, 2022, as compared to $0.1 million for the year ended December 31, 2021. The increase in cash used in operations of $30.2 million was primarily the result of an increase in net loss after adjusting for non-cash changes in the fair value of debt and reductions in collaboration funding related to cash received from Relief pursuant to the Agreements net of amounts recognized as contra-expense. Additionally, these increases were partially offset by a decrease in accounts receivable and increases in accounts payable and accrued expenses. During the year ended December 31, 2021, Acer recorded in other current liabilities a $9.2 million liability related to the securities class action and stockholder derivative actions settlements and legal costs, for which Acer also recorded in other current assets an asset of an equal amount representing the expected recovery from Acer’s insurance carriers. During the year ended December 31, 2022, Acer reduced the value of this liability and this asset each by $9.2 million as settlement was made by Acer’s insurance carriers. The increase in the net loss during 2022 was a result of increased precommercial spend associated with the anticipated approval of OLPRUVA™, as well as increased clinical trial related expenses for osanetant and EDSIVO™.

Investing Activities

Cash used in investing activities during the years ended December 31, 2022 and 2021 was related to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $20.0 million for the year ended December 31, 2022, as compared to $7.1 million for the year ended December 31, 2021. Net cash provided by financing activities during the year ended December 31, 2022 consisted primarily of $7.4 million net proceeds from the issuance of common stock through Acer’s ATM and equity line agreements and $1.5 million proceeds from the issuance of common stock through a private placement; $6.0 million net proceeds received from the Original Term Loan; $5.5 million net proceeds received from the Marathon Convertible Notes and $0.3 million received from the issuance of the First SWK Warrant, partially offset by issuance costs of $0.7 million related to these debt and convertible debt instruments. Net cash provided by financing activities during the year ended December 31, 2021 pertained to the $4.0 million received from the secured loan from Relief, which was settled net against the Reimbursement Payment received from Relief in connection with the Collaboration Agreement, as well as to $3.1 million proceeds from the issuance of common stock, net of issuance costs, comprised of $2.6 million proceeds from Acer’s ATM facility and $0.5 million proceeds from Acer’s equity line facility entered into with Lincoln Park.

Future Capital Requirements

Acer has not generated any revenue from product sales. Acer does not expect to generate any revenue from product sales unless and until Acer successfully commercializes OLPRUVA™ and/or unless and until Acer obtains regulatory approval for and commercialize any of Acer’s other product candidates. At the same time, Acer expects to continue to incur significant expenses in connection with Acer’s ongoing development and manufacturing activities, particularly as Acer continues the research, development, manufacture and clinical trials of, and seek regulatory approval for, Acer’s product candidates. In addition, subject to obtaining regulatory approval of any of Acer’s product candidates and thereafter successfully commercializing any such product candidates, Acer anticipates that Acer will need substantial additional funding in connection with Acer’s continuing operations.

As of June 30, 2023, Acer had $1.6 million in cash and cash equivalents and current liabilities of $43.4 million, which include $0.2 million associated with deferred collaboration funding. Acer’s cash and cash equivalents available at June 30, 2023 were expected to be sufficient to fund Acer’s anticipated operating and capital requirements through the middle of the third quarter of 2023. If the Merger is not consummated, then at least $54.5 million in Acer’s debt (projected as of October 31, 2023) is expected to become due, consisting of $37.0 million under the SWK Loans and the Marathon Convertible Notes (projected as of October 31, 2023), now all held by Zevra, $1.0 million under a promissory note from Acer’s Chief Executive Officer (the “Schelling Note”), and $16.5 million under the Bridge Loan Facility (since the $10.0 million in upfront payment to Relief has already been made, and assuming a full draw-down of the remaining $6.5 million available under the Bridge Loan Facility), plus obligations for accrued and ongoing trade debt (which was approximately $8.0 million as of the date of the meeting of the Acer Board on August 28, 2023, at which the Merger Agreement was approved) together with ordinary course payables, representing a substantial risk to the ability of Acer to carry on its business and operations. For more information, see “Agreements Related to the Merger – The Bridge Loan Agreement” and “Agreements Related to the Merger – Loan and Note Purchase Agreements.” There is substantial doubt about Acer’s ability to continue as a going concern. Please refer to the discussion above titled “Going Concern”.

On March 4, 2022, Acer entered into the SWK Credit Agreement with the lenders party thereto and SWK, as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (i.e., the Original Term Loan). The Original Term Loan

funding closed on March 14, 2022. The proceeds of the Original Term Loan were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes. On August 19, 2022, Acer entered into the First Amendment to the SWK Credit Agreement, which among other provisions revised Acer’s required minimum amount of unencumbered liquid assets under the Original Term Loan. On January 30, 2023, Acer entered into the Second Amendment to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provided for an additional senior secured term loan (i.e., the Second Term Loan) to be made to Acer in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023. On May 12, 2023, Acer entered into the Third Amendment to the SWK Credit Agreement. In addition to other provisions, the Third Amendment provides for (i) a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by Acer (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million, (ii) Acer’s ability to forego a $0.6 million amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second $0.6 million amortization payment otherwise due on June 15, 2023, and (iii) Acer’s ability to defer until July 15, 2023 half of the $0.5 million quarterly interest payment otherwise due on May 15, 2023).

The SWK Loans made under the SWK Credit Agreement as amended through the Third Amendment (i.e., the Current SWK Credit Agreement) bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million (as opposed to $1.3 million quarterly prior to the announcement of such topline results), although the Third Amendment allowed Acer to forgo the amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second amortization payment otherwise due on June 15, 2023. The final maturity date of the SWK Loans is March 4, 2024. Acer has the option to prepay the SWK Loans in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), Acer must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the Current SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all payment-in-kind interest amounts. Upon the repayment of the Second Term Loan (whether voluntary or at scheduled maturity), Acer must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash to SWK under the Current SWK Credit Agreement with respect to the Second Term Loan) equal to the outstanding principal amount of the Second Term Loan (inclusive of payment-in-kind interest amounts) multiplied by: (i) if the repayment occurs prior to May 16, 2023, 1.28667, (ii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iii) if the repayment occurs on or after July 16, 2023, 1.5. Due to topline results announced in March 2023 from Acer’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, Acer is required to maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results), although the Third Amendment provides for a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by Acer under clause (y) (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million).

The SWK Loans are secured by a first priority lien on all of Acer’s assets and any of Acer’s future subsidiaries pursuant to a Guarantee and Collateral Agreement entered into on March 4, 2022, between Acer and SWK, as agent (i.e., the SWK Security Agreement). The SWK Credit Agreement contains customary representations and warranties and affirmative and negative covenants. Acer paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded.

In connection with the execution of the SWK Credit Agreement, Acer issued to SWK the First SWK Warrant to purchase 150,000 shares of Acer’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, Acer issued to SWK the Second SWK Warrant to purchase 100,000 shares of Acer’s common stock at an exercise price of $1.51 per share. In connection with the execution of the Second Amendment, Acer issued to SWK the Third SWK Warrant to purchase 250,000 shares of Acer’s common stock at an exercise price of $2.39 per share. SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

On June 16, 2023, SWK sold the SWK Loans to Nantahala. In connection with the sale of the SWK Loans there were no changes to any of the contractual provisions of the loans; however, Acer (i) issued to SWK an additional warrant (the “Fourth SWK Warrant”) to purchase 500,000 shares of Acer’s common stock at an exercise price of $1.00, which expires on June 16, 2030, with the other terms and conditions being the same as the Third SWK Warrant, and (ii) have benefited from waivers/reductions provided by Nantahala with respect to the minimum amount of unencumbered liquid assets required to be maintained by Acer pursuant to the SWK Loans. Acer determined that due to Acer’s deemed participation in the transfer of the SWK Loans by way of issuing the Fourth SWK Warrant, Acer should account for the transfer of the SWK Loans as an extinguishment of debt. Since there were no changes to the underlying contractual provisions of each loan as part of such transfer, there was no difference in fair value at the point of transfer of the SWK Loans. However, the Fourth SWK Warrant, valued at $0.4 million based on a Black-Scholes calculation, was recorded as a loss on extinguishment.

Zevra now holds the SWK Loans as further described in “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

On March 4, 2022, Acer also entered into the Marathon Convertible Note Purchase Agreement with the Marathon Holders pursuant to which Acer issued and sold to the Marathon Holders the Marathon Convertible Notes in an aggregate amount of $6.0 million. The Convertible Note Financing closed on March 14, 2022. The proceeds of the Convertible Note Financing were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes. On January 30, 2023, Acer entered into the Marathon Amendment Agreement with Marathon and Marathon Fund with respect to the Marathon Convertible Notes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that each of the Marathon Holders have agreed to defer payment by Acer of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by Acer on April 15, 2023. Subject to the restrictions set forth in a subordination agreement among each of the Marathon Holders and SWK, as agent and lender, Acer is required to repurchase each Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of

June 15, 2023 or Acer’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal to 200% (i.e., the Buy-Out Percentage) of the outstanding principal amount of such Marathon Convertible Note, plus any accrued but unpaid interest thereon to the date of such repurchase plus 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase occurred on May 30, 2023, the Buy-Out Percentage would have been increased to 212.5%); provided, that if Acer is prohibited from effectuating such repurchases pursuant to the subordination agreement with SWK, Acer is required to cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice. However, since Zevra now holds all indebtedness of Acer covered by such subordination agreement, including Marathon Convertible Note, in the absence of the Merger Agreement (i.e., in the event the Merger Agreement is terminated without a Merger occurring) Zevra could require an immediate repurchase of the Marathon Convertible Notes and a failure to effect such repurchase would trigger a cross-default of the SWK Loans, obligating Acer to pay immediately the full repayment obligation of the SWK Loans. Each of the Marathon Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment. Each Holder has certain rights with respect to the registration by Acer for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of Acer.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all of Acer’s assets, although such security interest is subordinated to Acer’s obligations under the SWK Credit Agreement.

On March 4, 2022, Acer also entered into the Marathon Credit Agreement with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (i.e., the Term Loan). The Term Loan was available to be borrowed only following full FDA approval for marketing of ACER-001 and until December 31, 2022. Acer received approval for Acer’s NDA for ACER-001 on December 22, 2022, and Acer and Marathon agreed to an Extension Agreement with respect to the Term Loan on December 30, 2022, which extended the commitment date for funding the Term Loan to January 16, 2023. Acer elected to terminate the Marathon Credit Agreement by entering into a Termination Agreement on January 30, 2023, which terminated the Credit Agreement and an associated Royalty Agreement.

On March 19, 2021, Acer entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. Acer received a $10.0 million cash payment from Relief (i.e., a $14.0 million “Reimbursement Payment,” offset by repayment of the $4.0 million outstanding balance of the Note plus interest earned through the date of the Collaboration Agreement). Under the terms of the Collaboration Agreement, Relief committed to pay Acer up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, Acer received from Relief the $10.0 million First Development Payment. Acer was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, Acer entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. Acer received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, Acer retained development and commercialization rights in the Acer Territory. The companies will split net profits from the Acer Territory

60%:40% in favor of Relief. Relief licensed the rights for the Relief Territory, where Acer will receive from Relief a 15% royalty on all net sales received in the Relief Territory. Acer could also receive a total of $6.0 million in milestone payments based on the first European marketing approvals of OLPRUVA™ for a UCD and MSUD. In connection with the cancellation of the Note executed by Acer in favor of Relief on January 25, 2021, Relief released its security interest in all of Acer’s assets pursuant to the Note.

Acer terminated its Collaboration Agreement with Relief on August 28, 2023, and entered into the Exclusive License Agreement with Relief, pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe. Pursuant to the termination of the Collaboration Agreement, Acer agreed to the following, subject to a cap of $56.5 million with respect to payments to Relief under clauses (i), (ii) and (iii): (i) immediate payment of an upfront fee to Relief of $10.0 million, with an additional payment to Relief of $1.5 million due on the first-year anniversary of the $10.0 million payment; (ii) payment to Relief of a 10% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe; (iii) payment to Relief of 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights; and (iv) Exclusive License Agreement. For more information, see “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

On March 18, 2020, Acer entered into an amended and restated sales agreement with JonesTrading Institutional Services LLC (“JonesTrading”) and Roth Capital Partners, LLC (“Roth Capital”). This agreement provides a facility for the offer and sale of shares of common stock from time to time depending upon market demand, in transactions deemed to be an “at-the-market” (“ATM”) offering. Acer will need to keep current Acer’s shelf registration statement and the offering prospectus relating to the ATM facility, in addition to providing certain periodic deliverables under the sales agreement, in order to use such facility. Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, Acer is currently only able to issue a limited number of shares which aggregate no more than one-third of Acer’s public float using Acer’s shelf registration statement. From May 19, 2020 through December 31, 2022, Acer sold an aggregate of 6,028,535 shares of common stock at an average gross sale price of $2.7429 per share, for gross proceeds of $16.5 million. Proceeds, net of $0.7 million of fees and offering costs were $15.8 million. During the six months ended June 30, 2023, Acer sold 1,919,140 additional shares of common stock through Acer’s ATM facility at an average gross sale price of $2.3290 per share, for gross proceeds of $4.5 million. Proceeds, net of $0.2 million in fees and offering costs for the three months ended June 30, 2023, were $4.3 million. As of June 30, 2023, $29.0 million remained available under Acer’s ATM facility, subject to various limitations. In connection with the March 2023 Offering, Acer suspended Acer’s ATM facility and entered into a related restriction prohibiting Acer from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of common stock or securities convertible or exercisable into Acer’s common stock, subject to certain exceptions, until April 24, 2023. Acer resumed Acer’s ATM activity after this date, and during the balance of the second quarter of 2023 Acer sold 456,886 shares of common stock through Acer’s ATM facility at a gross sale price of $0.7912 per share, for proceeds of $0.4 million. Proceeds, net of $14 thousand of fees and offering costs, were $0.3 million.

Acer’s future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

•	any continued development and potential commercialization of OLPRUVA™;

•	any continued development of EDSIVO™, including pursuant to the DiSCOVER pivotal clinical trial;

•	any continued development of ACER-801, including the initiation of one or more clinical trials;

•	our ability to obtain adequate levels of financing to meet Acer’s operating plan;

•	the costs associated with filing, outcome, and timing of regulatory approvals;

•	the terms and timing of any strategic alliance, licensing and other arrangements that Acer may establish;

•	the cost and timing of hiring any new employees to support Acer’s business operations;

•	the costs and timing of having clinical supplies of Acer’s product candidates manufactured;

•	the initiation and progress of ongoing preclinical studies and clinical trials for Acer’s product candidates;

•	the costs involved in patent filing, prosecution, and enforcement;

•	the number of programs Acer pursues; and

•	any development of ACER-2820 Acer may choose to pursue (although any such development will depend upon the availability of non-dilutive financing).

Acer will continue to require substantial additional capital to continue Acer’s clinical development and pursuit of regulatory approval activities. Accordingly, Acer will need to raise substantial additional capital to continue to fund Acer’s operations. The amount and timing of Acer’s future funding requirements will depend on many factors, including the pace and results of Acer’s development, regulatory conditions and requirements, and commercialization efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Acer’s financial condition and Acer’s ability to develop Acer’s product candidates, pursue regulatory approvals, potentially commercialize (if approved) Acer’s product candidates, and operate Acer’s business as planned.

Acer expects to incur significant expenses and operating losses for at least the foreseeable future as Acer initiates and continues the clinical development of, seek regulatory approval for, and potentially commercialize (if approved) Acer’s product candidates. In addition, operating as a publicly-traded company involves upgrading financial information systems and incurring costs associated with operating as a public company. Acer expects that Acer’s operating losses will fluctuate significantly from quarter-to-quarter and year-to-year due to the timing of clinical development programs, efforts to achieve regulatory approval, and planning for potential commercialization (if approved) of Acer’s product candidates.

Until Acer can generate a sufficient amount of product sales revenue to finance Acer’s cash requirements, which would require Acer to obtain regulatory approval for and successfully commercialize one or more of Acer’s product candidates, Acer expects to finance Acer’s future cash needs primarily through the issuance of additional equity and potentially through borrowing, non-dilutive funding, and strategic alliances. As of June 30, 2023, Acer did not maintain any lines of credit or have any sources of debt or equity capital committed for funding other than Acer’s ATM facility.

Acer continues to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support Acer’s ongoing operations beyond the middle of the third quarter of 2023, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using Acer’s ATM facility. To the extent that Acer raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Acer’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Acer’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Acer raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Acer may have to relinquish valuable rights to Acer’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Acer.

The Nasdaq Capital Market’s continued listing standards for Acer’s common stock require, among other things, that Acer maintains either (i) stockholders’ equity of $2.5 million, (ii) MVLS of $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On May 3, 2023, Acer received a letter from the listing qualifications department staff of Nasdaq Capital Market indicating that for the last 30 consecutive business days, Acer’s minimum MVLS was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). In accordance with Nasdaq listing rules, Acer has 180 calendar days, or until October 30, 2023, to regain compliance with respect to Acer’s minimum MVLS. In addition, pursuant to Nasdaq Listing Rules, Acer is required to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market. On June 5, 2023, Acer received another letter from the listing qualifications department staff of the Nasdaq Capital Market indicating that Acer is not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(a)(2). In accordance with Nasdaq listing rules, Acer has 180 calendar days, or until December 4, 2023, to regain compliance with respect to the minimum bid price requirement (i.e., the closing bid price of Acer’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the compliance period ending December 4, 2023). If Acer is unable to regain and maintain compliance with the continued listing requirements of the Nasdaq Capital Market, Acer’s common stock could be delisted, which could affect Acer’s common stock’s market price and liquidity and reduce Acer’s ability to raise capital. There can be no assurance that Acer will be able to maintain compliance with Nasdaq listing standards. Acer’s failure to meet or to continue to meet these requirements could result in Acer’s common stock being delisted from the Nasdaq Capital Market. If Acer’s common stock were delisted from the Nasdaq Capital Market, among other things, this could result in a number of negative implications, including reduced market price and liquidity of Acer’s common stock as a result of the loss of market efficiencies associated with the Nasdaq Capital Market, the loss of federal preemption of state securities laws, as well as the potential loss of confidence by suppliers, partners, employees and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of or events of default under certain contractual obligations (including an event of default under the loan agreement for the Marathon Convertible Notes).

If Acer is unable to raise additional funds through public or private equity or debt financings or other sources, such as non-dilutive funding or strategic collaborations, when needed, Acer may be required to delay, limit, reduce or terminate Acer’s product development or pursuit of regulatory approval efforts or provide rights to develop and market product candidates to third parties that Acer would otherwise prefer to develop and, if applicable, market on its own. Further, if Acer is unable to obtain additional funding to support Acer’s current or proposed activities and operations, Acer may not be able to continue Acer’s operations as currently anticipated, which may require Acer to suspend or terminate any ongoing development activities, modify Acer’s business plan, curtail various aspects of Acer’s operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, Acer’s stockholders may lose a substantial portion or even all of their investment.

Contractual Commitments

License Agreements

In April 2014, Acer obtained exclusive rights to patents and certain other intellectual property relating to OLPRUVA™ for the treatment of inborn errors of branched-chain amino acid metabolism, including MSUD, and preclinical and clinical data, through an exclusive license agreement with Baylor College of Medicine (“BCM”). Under the terms of the agreement, as amended, Acer has worldwide exclusive rights to develop, manufacture, use, sell and import products incorporating the licensed intellectual property. The license agreement requires Acer to make upfront and annual payments to BCM, reimburse certain of BCM’s legal costs, make payments upon achievement of defined milestones, and pay low single-digit percent royalties on net sales of any developed product over the royalty term.

In June 2016, Acer entered into an agreement with Aventis Pharma SA (now Sanofi) granting Acer the exclusive access and exclusive right to use the data included in the marketing authorization application dossier filed with and approved by the MHRA in 1986 for the treatment of mild to moderate hypertension pursuant to the

UK regulatory approval procedure, for the sole purpose of allowing Acer to further develop, manufacture, register and commercialize celiprolol in the U.S. and Brazil for the treatment of EDS, Marfan syndrome and Loeys-Dietz syndrome. Acer has paid in full for the exclusive access and right to use the data. Subsequently Acer amended Acer’s agreement with Sanofi to provide the same rights to data access and use for potential marketing approval in all of North and South America.

In August 2016, Acer entered into an agreement with AP-HP granting Acer the exclusive worldwide rights to access and use data from a multicenter, prospective, randomized, open trial related to the use of celiprolol for the treatment of vEDS. Acer utilized this clinical data to support an NDA filing for EDSIVO™ for the treatment of vEDS. The agreement requires Acer to make certain upfront payments to AP-HP, reimburse certain of AP-HP’s costs, make payments upon achievement of defined milestones and pay low single-digit percent royalties on net sales of celiprolol over the royalty term.

In September 2018, Acer entered into an additional agreement with AP-HP to acquire the exclusive worldwide intellectual property rights to three European patent applications relating to certain uses of celiprolol including (i) the optimal dose of celiprolol in treating vEDS patients, (ii) the use of celiprolol during pregnancy, and (iii) the use of celiprolol to treat kyphoscoliotic Ehlers-Danlos syndrome (type VI). Pursuant to the agreement, Acer will reimburse AP-HP for certain costs and will pay annual maintenance fee payments. Subject to a minimum royalty amount, Acer will also pay royalty payments on annual net sales of celiprolol during the royalty term in the low single digit percent range, depending upon whether there is a valid claim of a licensed patent. Under the agreement, Acer will control and pay the costs of ongoing patent prosecution and maintenance for the licensed applications. Acer subsequently filed three U.S. patent applications on this subject matter in October 2018. Acer may choose to limit Acer’s pursuit of patent applications to specific territories, in which case AP-HP would have the right to revise Acer’s territorial license rights accordingly.

In December 2018, Acer entered into an exclusive license agreement with Sanofi granting Acer worldwide rights to ACER-801, a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. The agreement requires Acer to make certain upfront payments to Sanofi, make payments upon achievement of defined development and sales milestones and pay royalties on net sales of ACER-801 over the royalty term.

Collaboration Agreement

On March 19, 2021, Acer entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Collaboration Agreement is the culmination of the Option Agreement previously entered into between Acer and Relief on January 25, 2021, which provided Relief with an exclusive period of time up to June 30, 2021 for the parties to enter into a mutually acceptable definitive agreement with respect to the potential collaboration and license arrangements. In consideration for the grant of the exclusivity option, (i) Acer received from Relief an upfront non-refundable payment of $1.0 million, (ii) Relief provided to Acer a 12-month secured loan in the principal amount of $4.0 million with interest at a rate equal to 6% per annum, as evidenced by a promissory note Acer issued to Relief, and (iii) Acer granted Relief a security interest in all of Acer’s assets to secure performance of the promissory note, as evidenced by a security agreement. Upon signing the Collaboration Agreement, Acer received a $10.0 million cash payment from Relief (i.e., a $14.0 million “Reimbursement Payment,” offset by repayment of the $4.0 million outstanding balance of the Note plus interest earned through the date of the Collaboration Agreement). Under the terms of the Collaboration Agreement, Relief committed to pay Acer Development Payments of up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, Acer received from Relief the $10.0 million First Development Payment. Acer was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, Acer entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. Acer received the Second Development

Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, Acer retained development and commercialization rights in the Acer Territory. The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the Relief Territory, where Acer will receive from Relief a 15% royalty on all net sales received in the Relief Territory. Acer could also receive a total of $6.0 million in milestone payments based on the first European marketing approvals of OLPRUVA™ for a UCD and MSUD. In connection with cancellation of the $4.0 million promissory note executed by Acer in favor of Relief on January 25, 2021, Relief released its security interest in all of Acer’s assets pursuant to the Promissory Note.

Acer terminated its Collaboration Agreement with Relief on August 28, 2023, and entered into the Exclusive License Agreement with Relief, pursuant to which Relief holds exclusive development and commercialization rights for OLPRUVA™ in Geographical Europe, with Acer having the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe. Pursuant to the termination of the Collaboration Agreement, Acer agreed to the following, subject to a cap of $56.5 million with respect to payments to Relief under clauses (i), (ii) and (iii): (i) immediate payment of an upfront fee to Relief of $10.0 million, with an additional payment to Relief of $1.5 million due on the first-year anniversary of the $10.0 million payment; (ii) payment to Relief of a 10% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe; (iii) payment to Relief of 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights; and (iv) Exclusive License Agreement. For more information, see “Agreements Related to the Merger – Loan and Note Purchase Agreements.”

Security Ownership of Certain Beneficial Owners and Management of Acer

The following table sets forth, as of September 25, 2023, beneficial ownership of shares of Acer Common Stock by each Acer director, each of Acer’s named executive officers and all directors and executive officers as a group, as well as their total stock-based holdings, and each person or group known to Acer to be the beneficial owner of more than 5% of outstanding shares of Acer Common Stock. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Percentage of beneficial ownership is based on 24,463,726 shares of Acer Common Stock outstanding as of September 25, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Acer Common Stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 25, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458. Except as noted by footnote, and subject to community property laws where applicable, Acer believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Acer Common Stock shown as beneficially owned by them.

Name of Beneficial Owner	Number	Percentage
5% or Greater Stockholders (excluding Executive Officers and Directors)
Funds affiliated with TVM Capital Life Science(1)	2,672,309	10.9%
Named Executive Officers and Directors
Chris Schelling(2)	2,880,404	11.7%
Harry S. Palmin(3)	311,787	1.3%
Adrian Quartel(4)	87,500	*
Jason Amello(4)	57,500	*
Stephen J. Aselage(5)	559,241	2.3%
John M. Dunn(6)	97,880	*
Michelle Griffin(4)	57,500	*
All current directors and executive officers as a group (12 persons) (7)	4,613,707	18.0%

*	Represents beneficial ownership of less than 1%.
(1)

This information is based on Amendment No. 2 to Schedule 13D filed with the SEC on March 30, 2023. Consisting of shares of Acer Common Stock beneficially owned by certain investment funds affiliated with TVM Capital Life Science as follows: (i) 1,697,709 shares of Acer Common Stock held by TVM Life Science Innovation I L.P. (“TVM I”); (ii) 725,844 shares of Acer Common Stock held by TVM Life Science Ventures VI GmbH & Co. KG (“TVM VI German”); and (iii) 248,756 shares of Acer Common Stock held by TVM Life Science Ventures VI L.P. (“TVM VI Cayman”). With respect to the shares held by TVM I, TVM Life Science Innovation I (GP) Limited (“TVM I GP”) is the general partner of TVM I. Luc Marengère, Anthony Gausi, Gailina J. Liew, and Gary Leatt are members of the investment committee of TVM I GP which has voting and investment power with respect to these shares, and may be deemed to beneficially own such shares. TVM I GP and Messrs. Marengère, Gausi and Leatt and Ms. Liew each disclaim beneficial ownership of the reported securities, other than those shares which the reporting person owns of record. The address of the principal business office of TVM I and TVM I GP is 204, Rue Notre-Dame Ouest, Bureau 350, Montreal A8 H2Y 1T3, Canada. Hubert Birner and Stefan Fischer are members of the investment committee of TVM VI Management, which is the managing limited partner of TVM VI German and TVI VI Cayman, with voting and dispositive power over the shares held by TVM VI German and TVI VI Cayman, and may be deemed to beneficially own such shares. TVM VI Management and Messrs. Birner and Fischer each disclaim beneficial ownership of the shares held by TVM VI German and TVM VI Cayman, other than those shares which the reporting person owns of record. The address of TVM VI Management, TVM VI German and TVM VI Cayman is Ottostrasse 4, 80333 Munich, Germany.

(2)	Consisting of: (i) 2,712,529 shares of Acer Common Stock; and (ii) 167,875 shares of Acer Common Stock underlying stock options exercisable within 60 days of September 25, 2023.
(3)	Consisting of: (i) 125,000 shares of Acer Common Stock; and (ii) 186,787 shares of Acer Common Stock underlying stock options exercisable within 60 days of September 25, 2023.
(4)	Represents shares of Acer Common Stock underlying stock options exercisable within 60 days of September 25, 2023.
(5)	Consisting of: (i) 483,741 shares of common stock; and (ii) 75,500 shares of common stock underlying stock options exercisable within 60 days of September 25, 2023.
(6)	Consisting of: (i) 27,380 shares of common stock; and (ii) 70,500 shares of common stock underlying stock options exercisable within 60 days of September 25, 2023.
(7)	Consisting of: (i) 3,434,580 shares of common stock; and (ii) 1,179,127 shares of common stock underlying stock options exercisable within 60 days of September 25, 2023.

INFORMATION ABOUT ZEVRA AND MERGER SUB

General

Zevra is a rare disease company melding science, data and patient need to create transformational therapies for diseases with limited or no treatment options. Zevra has a diverse portfolio of products and product candidates, which includes a combination of both a clinical stage pipeline and commercial stage assets. Zevra’s pipeline includes arimoclomol, an orally-delivered, first-in-class investigational product candidate being developed for NPC, which has been granted orphan drug designation, Fast-track designation, Breakthrough Therapy designation and rare pediatric disease designation for the treatment of NPC by the FDA and orphan medical product designation for the treatment of NPC by the EMA. KP1077 is Zevra’s lead clinical development product candidate which is being developed as a treatment for IH, a rare neurological sleep disorder, and narcolepsy. KP1077 is comprised solely of SDX, Acer’s proprietary prodrug of d-MPH. The FDA has granted KP1077 orphan drug designation for the treatment of IH. Zevra changed its name from KemPharm, Inc. to Zevra Therapeutics, Inc. effective as of February 21, 2023. On March 1, 2023, following its name change, Zevra’s common stock began trading on the Nasdaq Global Select Market under the ticker symbol “ZVRA”.

Merger Sub is a wholly-owned subsidiary of Zevra formed for purposes of the Merger with Acer.

Security Ownership of Certain Beneficial Owners and Management of Zevra

The following table sets forth, as of September 25, 2023, beneficial ownership of shares of Zevra Common Stock by each Zevra director, each of Zevra’s named executive officers and all directors and executive officers as a group, as well as their total stock-based holdings, and each person or group known to Zevra to be the beneficial owner of more than 5% of outstanding shares of Zevra Common Stock. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Percentage of beneficial ownership is based on 36,211,710 shares of common stock outstanding as of September 25, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Zevra Common Stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 25, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each holder listed below is 1180 Celebration Boulevard, Suite 103, Celebration, Florida 34747. Except as noted by footnote, and subject to community property laws where applicable, Zevra believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Zevra Common Stock shown as beneficially owned by them.

Name of Beneficial Owner	Number	Percentage
5% or Greater Stockholders
Samuel J. Braun(1)	3,021,660	8.9%
Named Executive Officers and Directors
Christal M. M. Mickle(2)	187,467	*
Richard W. Pascoe(3)	978,821	2.6%
Travis C. Mickle, Ph.D.(4)	695,993	1.9%
R. LaDuane Clifton, CPA(5)	117,222	*
Joshua Schafer(6)	3,500	*
Thomas D. Anderson(7)	10,000	*
John B. Bode(8)	20,000	*
Douglas W. Calder	0	*
Wendy L. Dixon	0	*
Tamara A. Favorito(9)	30,719	*
Joseph B. Saluri(10)	37,868	*
Corey Watton(11)	1,000	*
All current executive officers and directors as a group (10 persons)(13)	402,026	1.2%

* Represents beneficial ownership of less than 1%.

(1)

As reported on a Schedule 13G/A filed by Samuel J. Braun with the SEC on January 12, 2022. Mr. Braun has sole voting and dispositive power over 2,657,160 shares and shared voting and dispositive power over 364,500 shares. ThinkSwitch Capital LLC has shared voting and dispositive power over 323,500 shares. ThetaBurn Investments, LLC has shared voting and dispositive power over 41,000 shares. The principal business address of Samuel J. Braun is 5 West Main St., Box 361, Warner, SD 57479-0361.

(2)

Consists of (a) 13,222 shares of Zevra Common Stock held directly by Ms. Mickle, (b) 9,824 shares of Zevra Common Stock held by the Travis C. Mickle 2015 Dynasty Trust dated 7/21/2015, for which Christal M.M. Mickle serves as trustee, (c) 15,242 shares of Zevra Common Stock held by Christal M.M. Mickle 2015 Gift Trust dated 7/21/2015, for which Dr. Mickle serves as trustee, (d) 96,153 shares of Zevra Common Stock held by Mickle Holdings, LLC and (e) 53,026 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.

(3)

Consists of (a) 29,973 shares of Zevra Common Stock held directly by Mr. Pascoe and (b) 948,848 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.

(4)

Consists of (a) 46,395 shares of Zevra Common Stock held directly by Dr. Mickle, (b) 11,034 shares of Zevra Common Stock held by Mickle Investments LLC, for which Dr. Mickle is the sole manager member, and (c) 638,564 shares of Zevra Common Stock underlying options held by Dr. Mickle that are exercisable within 60 days of September 25, 2023.

(5)

Consists of (a) 15,309 shares of Zevra Common Stock held directly by Mr. Clifton and (b) 101,913 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.

(6)	Consists of (a) 3,500 shares of Zevra Common Stock held directly by Mr. Schafer.
(7)	Consists of 10,000 shares of Zevra Common Stock held directly by Mr. Anderson.
(8)	Consists of 20,000 shares of common stock held directly by Mr. Bode.
(9)	Consists of (a) 719 shares of Zevra Common Stock held directly by Ms. Favorito and (b) 30,000 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.
(10)

Consists of (a) 1,306 shares of Zevra Common Stock held directly by Mr. Saluri (including 1,021 shares held of record) and (b) 36,562 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.

(11)	Consists of (a) 1,000 shares of Zevra Common Stock held directly by Mr. Watton.
(12)

Consists of (a) 180,525 shares of Zevra Common Stock held directly by current directors and executive officers as a group and (b) 221,501 shares of Zevra Common Stock underlying options that are exercisable within 60 days of September 25, 2023.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the combined company as of June 30, 2023, and the unaudited pro forma condensed combined statements of operations of the combined company for the six month ended June 30, 2023, and for the year ended December 31, 2022, present the combination of the financial information of Zevra and Acer after giving effect to the Merger, referred to herein as the Business Combination, and related adjustments described in the accompanying notes. Zevra and Acer are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, give pro forma effect to the Business Combination as if it had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives pro forma effect to the Business Combination as if it was completed on June 30, 2023.

The following unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

•	the historical audited consolidated financial statements of Zevra contained in its Annual Report on Form 10-K for the years ended December 31, 2022, and 2021;

•

the historical unaudited condensed consolidated financial information of Zevra as of and for the six months ended June 30, 2023, contained in Zevra’s Quarterly Report on Form 10-Q for the period ended June 30, 2023;

•	the historical audited financial statements of Acer contained in its Annual Report on Form 10-K for the years ended December 31, 2022, and 2021;

•

the historical unaudited condensed financial statements of Acer as of and for the six months ended June 30, 2023, contained in Acer’s Quarterly Report on Form 10-Q for the period ended June 30, 2023; and

•

other information related to Zevra and Acer contained in, incorporated by reference into or attached to this proxy statement/prospectus, as further described in “The Merger Agreement,” “The Bridge Loan Agreement,” “The Loan Purchase Agreement,” “The Note Purchase Agreement,” as well as the factors described in “Risk Factors.”

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger and related transactions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Combined Company will experience after the Merger and related transactions. The unaudited pro forma adjustments are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information has been prepared in a manner consistent with the accounting policies adopted by Zevra. As more information becomes available, the Combined Company will perform a more detailed review of the accounting policies of Zevra and Acer. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the future combined financial statements if the transaction is consummated.

ZEVRA THERAPUTICS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

JUNE 30, 2023

(in thousands)

	Zevra (Adjusted) (1)	Acer (Historical)	Transaction Accounting Adjustments	Note 5	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$94,696	$1,553	$(34,084)	(a)	$62,165
Securities at fair value	20,696	—	—		20,696
Short-term investments - other	479	—	—		479
Accounts and other receivables	14,033	—	—		14,033
Prepaid expenses and other current assets	2,023	598	—		2,621
Inventories	—	4,601	1,977	(b)	6,578

Total current assets	131,927	6,752	(32,107)		106,572
Inventories	546	—	—		546
Property and equipment, net	689	54	—		743
Intangible assets	—	—	65,750	(b)	65,750
Operating lease right-of-use assets	803	—	—		803
Goodwill	—	7,647	(4,286)	(b), (c), (d), (e), (f), (g), (h)	3,361
Other long-term assets	53	195	—		248

Total assets	$134,018	$14,648	$29,357		$178,023

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$10,510	$10,438	$(6,500)	(a)	$14,448
Deferred collaboration funding, current	—	182	(182)	(e)	—
Current portion of operating lease liabilities	456	—	—		456
Current portion of discount and rebate liabilities	6,965	—	—		6,965
Schelling Promissory Note payable to an officer	—	1,000	—		1,000
Convertible note payable, current, at fair value	—	13,078	(13,078)	(c)	—
SWK Loans payable, current, at fair value	—	17,987	(17,987)	(d)	—
Other current liabilities	321	743	863	(d), (f)	1,927

Total current liabilities	18,252	43,428	(36,885)		24,796
	—	—	—		—
Line of credit payable	41,209	—	—		41,209
Promissory note	—	—	5,000	(d)	5,000
Deferred collaboration funding, non-current	—	4,365	(4,365)	(e)	—
Operating lease liabilities, less current portion	627	—	—		627
Discount and rebate liabilities, less current portion	5,114	—	—		5,114
CVR liability	—	—	9,700	(g)	9,700
Other long-term liabilities	317	101	—		418

Total liabilities	65,519	47,894	(26,550)		86,864
Stockholders’ Equity
Preferred stock	—	—	—		—
Undesignated preferred stock	—	—	—		—
Common stock	3	3	(3)	(h)	3
Additional paid-in capital	405,127	131,870	(105,855)	(h)	431,142
Treasury stock, at cost	(10,983)	—	—		(10,983)
Accumulated deficit	(325,423)	(165,119)	161,764	(h)	(328,778)
Accumulated other comprehensive (loss) income	(225)	—	—		(225)
Total stockholder’s equity (deficit)	68,499	(33,246)	55,906		91,159

Total liabilities and stockholders’ equity	$134,018	$14,648	$29,357		$178,023

(1)	Refer to Note 4 for adjustments to historical Zevra’s unaudited condensed consolidated balance sheet as of June 30, 2023.

See accompanying notes to unaudited pro forma condensed combined financial information.

ZEVRA THERAPUTICS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

(in thousands except share and per share amounts)

	Zevra (Adjusted) (1)	Acer (Historical)	Transaction Accounting Adjustments	Note 5		Pro Forma
Revenue, net	$11,349	$—	$—			$11,349
Operating expenses:
Cost of revenue	802	—	—			802
Research and development	16,277	3,862	2,646	(m	)	22,785
Selling, general and administrative	13,839	5,422	—			19,261

Total operating expenses	30,918	9,284	2,646			42,848

Loss from operations	(19,569)	(9,284)	(2,646)			(31,499)

Other (expense) income:
Interest expense	(1,270)	(926)	699	(i)		(1,497)
Costs of debt issuance	—	(577)	577	(i)		—
Loss on extinguishment of debt	—	(8,541)	8,541	(j)		—
Changes in fair value of debt instruments (loss) gain	—	(5,018)	5,018	(j)		—
Fair value adjustment related to investments	327	—	—			327
Interest and other income, net	2,593	—	—			2,593
Foreign currency transaction (loss) gain	—	(25)	—			(25)

Total other income (expense)	1,650	(15,087)	14,835			1,398

Loss before income taxes	(17,919)	(24,371)	12,189			(30,101)
Income tax benefit (expense)	177	—	—			177

Net loss	$(17,742)	$(24,371)	$12,189			$(29,924)

Basic and diluted net loss per share of common stock:
Net loss attributable to common stockholders	(0.49)	$(1.07)	—	(o)		(0.76)
Weighted average number of shares of common stock outstanding:
Basic and diluted	34,180,818	22,765,268	—	(o)		39,158,233

(1)	Refer to Note 4 for adjustments to historical Zevra’s unaudited condensed consolidated statements of operations for the six months ended June 30, 2023.

See accompanying notes to unaudited pro forma condensed combined financial information.

ZEVRA THERAPUTICS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands except share and per share amounts)

	Zevra (Adjusted) (1)	Acer (Historical)	Transaction Accounting Adjustments	Note 5	Pro Forma
Revenue, net	$10,458	$—	$—		$10,458
Operating expenses:
Cost of revenue	343	—	—		343
Research and development	19,614	11,925	6,274	(k), (m)	37,813
Selling, general and administrative	15,343	12,689	(4,338)	(k), (l)	23,694
Acquired in-process research and development	17,663	—	—		17,663

Total operating expenses	52,963	24,614	1,936		79,513

Loss from operations	(42,505)	(24,614)	(1,936)		(69,055)

Other (expense) income:
Interest expense	(2,116)	(101)	(424)	(i), (n)	(2,641)
Costs of debt issuance	—	(1,720)	1,720	(i)	—
Changes in fair value of debt instruments (loss) gain	—	245	(245)	(j)	—
Fair value adjustment related to derivative and warrant liability	328	—	—		328
Fair value adjustment related to investments	(577)	—	—		(577)
Interest and other income, net	760	—	—		760
Foreign currency transaction (loss) gain	—	(47)	—		(47)

Total other income (expense)	(1,605)	(1,623)	1,051		(2,177)

Loss before income taxes	(44,110)	(26,237)	(885)		(71,232)
Income tax benefit (expense)	786	—	—		786

Net loss	$(43,324)	$(26,237)	(885)		$(70,446)

Basic and diluted net loss per share of common stock:
Net loss attributable to common stockholders	(1.20)	$(1.66)	—	(o)	(1.80)

Weighted average number of shares of common stock outstanding:
Basic and diluted	34,488,800	15,767,152	—	(o)	39,158,233

(1)	Refer to Note 4 for adjustments to historical Zevra’s unaudited condensed consolidated statements of operations for the year ended December 31, 2022.

See accompanying notes to unaudited pro forma condensed combined financial information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Merger and Related Transactions

Zevra, Merger Sub and Acer have entered into the Merger Agreement, which provides for the merger of Merger Sub with and into Acer, with Acer surviving the Merger and continuing as the surviving entity and as a wholly-owned subsidiary of Zevra.

At the Effective Time of the Merger, each share of Acer common stock, par value $0.0001 per share, that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (a) 0.1210 fully paid and non-assessable shares of common stock of Zevra, par value $0.0001 per share or an aggregate of approximately 2,960,507 shares of Zevra common stock based on a per share price of $5.40 (using the closing price of Zevra common stock on September 12, 2023 for pro forma purposes) and (b) one non-transferable CVR to be issued by Zevra, representing the right to receive one or more future contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (such consideration collectively, the “Merger Consideration”).

The value of the Merger Consideration will depend on the market price of Zevra common stock at the Effective Time. The market price of Zevra common stock has fluctuated prior to and after the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Acer special meeting, and through the date the Merger is consummated.

In connection with the Merger, the following related transactions occurred and/or will occur prior to the Closing:

•

Bridge Loan: Immediately prior to the execution of the Merger Agreement and immediately following the execution of the Loan and Note Purchase Agreements described below, Zevra and Acer entered into the Bridge Loan Agreement, providing for Zevra to make loans to Acer up to an aggregate principal amount of $16.5 million. At the time of entering into the Bridge Loan Agreement, Zevra made an initial advance to Acer in the principal amount of $10.0 million. The Bridge Loan is being provided to Acer to support its termination agreement with Relief and to provide Acer with working capital, including for payments of accounts payable to support the commercial launch of OLPRUVA® and the development of EDSIVO™ pending the Merger’s anticipated closure. The Bridge Loan will bear interest at 12.0% per annum. Acer’s ability to borrow the remaining $6.5 million under the Bridge Loan Agreement is subject to certain conditions and approvals by Zevra. The Bridge Loan is secured by a first priority lien on substantially all the assets of Acer.

•

Purchase of Acer’s Term Loans (the “SWK Loans”): On August 30, 2023, in connection with entering into the Merger Agreement, Zevra purchased certain indebtedness of Acer held by Nantahala. Under a Loan Purchase Agreement with Nantahala, Zevra purchased (i) an original senior secured term loan facility made available to Acer in an aggregate amount of $6.5 million and funded on March 14, 2022, and (ii) an additional senior secured term loan made to Acer in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023 for (i) $12.0 million in cash; (2) 98,683 shares of Zevra Common Stock; and (3) a secured Promissory Note payable by Zevra to Nantahala in the original principal amount $5.0 million. The aggregate outstanding principal, accrued interest, and other fees and premiums on the SWK loans was approximately $17.9 million as of June 30, 2023.

•

Purchase of Acer’s Convertible Notes (the “Marathon Convertible Notes”): Under a Note Purchase Agreement with Nantahala, Zevra purchased the Marathon Convertible Notes that Nantahala had acquired on June 16, 2023. Zevra acquired the Marathon Convertible Notes in exchange for the issuance of 2,171,038 shares of Zevra Common Stock at $5.0667 per share for a total purchase price of $11.0 million. The Marathon Convertible Notes are secured convertible notes in an aggregate amount of $6.0 million that Acer issued and sold to Marathon and Marathon Fund pursuant to a Marathon

Convertible Note Purchase Agreement which closed on March 14, 2022. On January 30, 2023, Acer entered into the Marathon Amendment Agreement with the Holders with respect to the Marathon Convertible Notes. The aggregate outstanding principal, accrued interest and other fees and premiums on the Marathon Convertible Notes was approximately $13.0 million as of June 30, 2023.

•

Amendment to IP License Agreement and IP Termination Agreement: As a condition to entering into the Merger Agreement, Acer and Relief entered into the Exclusive License Agreement and the Termination Agreement terminating the collaboration and license agreement, dated March 19, 2021, by and between Acer and Relief. Pursuant to the Exclusive License Agreement, Relief will hold exclusive development and commercialization rights for OLPRUVA in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (Geographical Europe). Acer will have the right to receive a royalty of up to 10.0% of the net sales of OLPRUVA in Geographical Europe. In accordance with the terms of the Termination Agreement, Relief received an upfront payment from Acer of $10.0 million (which payment was funded with the Bridge Loan described above) with an additional payment of $1.5 million due on the first-year anniversary of the $10.0 million payment. Acer has also agreed to pay a 10.0% royalty on net sales of OLPRUVA worldwide, excluding Geographical Europe, and 20.0% of any value received by Acer from certain third parties relating to OLPRUVA licensing or divestment rights, all of the foregoing which are capped at $45.0 million, for total payments to Relief of up to $56.5 million.

•

Line of Credit: On January 26, 2023, Zevra and Wells Fargo Investment Advisors (Wells Fargo), as lender, entered into a revolving margin account agreement (“Margin Loan”). Zevra’s investments are used as collateral for the Margin Loan and the amount available for Zevra to borrow is limited to 80-90% of its outstanding investment balance held with Wells Fargo. The Margin Loan bears interest at the Prime rate minus 225 basis-points, which as of the date of this filing was 6.25%, while the underlying investments continue to earn interest. As of June 30, 2023, $12.7 million was outstanding under the Margin Loan. As of the time of this filing, Zevra has drawn down an additional $28.5 million from the Margin Loan for liquidity management purposes.

The Merger has been approved by the Zevra Board of Directors and the Acer Board of Directors. However, the Merger is subject to the approval of Acer stockholders and the satisfaction of customary closing conditions. The Merger is expected to close as early as the fourth quarter of 2023.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma statements of operations reflect transaction accounting adjustments. The historical financial information of Zevra and Acer has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Merger in accordance with GAAP.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022, give pro forma effect to the Business Combination as if it had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of June 30, 2023, gives pro forma effect to the Business Combination as if it was completed on June 30, 2023. The pro forma information does not purport to represent what the actual consolidated results of operations of the Combined Company would have been if the Merger had occurred on January 1, 2022, nor is it necessarily indicative of the future consolidated results of operations of the Combined Company. The actual results of operations of the Combined Company will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, and changes in operating results following the Closing Date of the Merger and the date of the pro forma financial information.

The historical Zevra unaudited condensed consolidated balance sheet as of June 30, 2023, and the unaudited condensed consolidated statements of operations for the six months ended June 30, 2023, and for the year ended December 31, 2022 have been adjusted to reflect the draws from the Margin Loan and interest expense related to it (see Note 4 - Adjusted Balance Sheet and Statements of Operations of Zevra).

The pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger and the related transactions. The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments, as management believes income tax adjustments to not be meaningful given the combined entity incurred significant losses during the historical periods presented. There were no existing contractual relationships between Zevra and Acer during the periods presented in the unaudited pro forma condensed combined financial information.

Zevra and Acer have incurred certain non-recurring charges and Zevra and Acer anticipate that additional non-recurring charges will be incurred in connection with the Merger, the substantial majority of which consist of transaction costs related to financial advisors, legal services and professional accounting services and Zevra’s acquisition of in-process research and development. Such charges could affect the future results of the post-acquisition company in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the Closing Date. Accordingly, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, reflect the effects of these non-recurring charges, which are not accrued for in the historical balance sheets of Zevra and Acer as of June 30, 2023.

3. Accounting Treatment for the Merger

In accordance with accounting principles generally accepted in the United States, Zevra anticipates that Zevra is the acquirer and will account for the Merger using the acquisition method of accounting for business combinations in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The allocation of the estimated purchase price with respect to the Acquisition is based upon management’s preliminary estimates of and assumptions related to the fair values of assets acquired and liabilities assumed as of June 30, 2023, using currently available information. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The following table presents a preliminary estimation of the acquisition consideration and purchase price allocation of the assets acquired and the liabilities assumed in the acquisition:

Fair value of consideration transferred
Bridge loan advance funding	$10,000
Bridge loan draw-down	6,500
Payment under Nantahala Loan Purchase Agreement	12,000

Total cash consideration	$28,500
Share consideration (1)	28,243
Promissory note payable under Nantahala Note Purchase Agreement	5,000
CVR payments	9,700

Total Purchase Consideration	71,443

Assets acquired and liabilities assumed at closing:
Cash and cash equivalents	1,553
Prepaid expenses and other current assets	598
Inventories	6,578
Property and equipment, net	54
Intangible assets	65,750
Other long-term assets	194
Accounts payable and accrued expenses	(3,938)
Schelling Promissory Note payable to an officer	(1,000)
Other current liabilities	(1,606)
Other long-term liabilities	(101)

Total	68,082

Goodwill	$3,361

(1)

Share consideration is calculated based on (i) 2,960,507 shares to be issued to Acer Stockholders under the Merger Agreement and (ii) 2,171,038 and 98,683 shares issued for Nantahala under the Note Purchase Agreement and Loan Purchase Agreement, respectively, based on a trading price per share of $5.40 (for pro forma purposes we used the closing price of Zevra common stock on September 12, 2023).

The amount allocated to identifiable intangible assets has been attributed to the following assets:

	Fair Value	Useful Life
Marketed Product - OLPRUVA	63,500	12 years
IPR&D - EDSIVOTM and ACER2820TM	2,250	Indefinite

The purchase price in the unaudited pro forma condensed combined financial information was calculated in accordance with the terms of the Merger. The final determination of the fair value of certain assets and liabilities will be completed within the one-year measurement period as required by ASC 805. Any potential adjustments made could be material in relation to the preliminary values presented. The final determination could differ materially from the preliminary amounts used in the pro forma adjustments and may include (1) changes in the fair values and useful lives of intangible assets, (2) changes in the fair value of other assets and liabilities, (3) movements in Zevra and Acer common stock price up to the Closing Date and (4) the related impact to goodwill of any change made.

A sensitivity analysis related to the fluctuation in the Zevra common stock price was performed to assess the impact a hypothetical change of 10% on the closing price of Zevra common stock on September 12, 2023, would have on the estimated purchase price and the preliminary pro forma goodwill as of the Closing Date. The following table shows the change in stock price, estimated purchase price and the pro forma goodwill:

	Zevra Share Price	Purchase Price (equity portion)	Goodwill
As presented	$5.40	$28,243	$3,361
10% increase	5.94	31,068	6,185
10% decrease	4.86	25,419	536

Subject to terms and conditions, Acer Stockholders are entitled to receive contingent cash payments up to $76.0 million pursuant to the CVR Agreement subject to achieving certain milestones. Such payments are classified as liability and recognized at fair value of $9.7 million. Post-Business Combination, this liability will be remeasured to its fair value at the end of each reporting period and subsequent changes in the fair value post-Business Combination will be recognized in the Combined Company’s statement of operations within other income/expense.

The CVR liability is comprised of contingent payments based on Acer achieving certain levels of Annual Net Sales of OLPRUVA (the “Net Sales Milestone Payments”) and achieving certain technical milestones (the

“Technical Milestone Payments”, collectively the “Milestone Payments”) between the closing date and twelve years after the date of the Contingent Value Rights Agreement. The fair value of the Net Sales Milestone Payments is estimated using a Monte Carlo simulation in a risk-neutral framework. Specifically, future Net Sales is simulated assuming a Geometric Brownian Motion in a risk-neutral framework. For each simulation path, the Net Sales Milestone Payments are calculated based on the contractual terms, and then discounted at the term-matched risk-free rate plus Acquirer credit spread. Finally, the fair value of the Net Sales Milestone Payments is calculated as the average present value over all simulated paths. The fair value of the Technical Milestone Payments is estimated using a scenario-based approach based on the probability-weighted present value of the contingent payment under each scenario with corresponding probabilities provided discounted at the term-matched risk-free rate plus Acquirer credit spread.

4. Adjusted Balance Sheet and Statements of Operations of Zevra

The pro forma financial statements of Zevra have been adjusted to reflect:

•	Draw-down of $28.5 million of proceeds from the Margin Loan on August 30, 2023 which was recorded with corresponding increase of cash and cash equivalents.

•

Interest expense of $0.9 million and $1.7 million associated with Margin Loan for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively. The Margin Loan bears interest at a variable rate of Prime rate less 225 basis points. For the purposes of the pro forma statement of operations the interest expense under the Margin Loan was estimated using the current U.S. Prime rate of 8.5% less 225 basis points, which is 6.25%. A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $0.0 million and $0.1 million for the six months ended June 30, 2023, and for the year ended December 31, 2022, respectively.

5. Transaction Accounting Adjustments

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023, are as follows:

5(a) Cash. Represents the impact of the Business Combination on the cash and cash equivalents balance.

The table below represents the sources and uses of funds as it relates to the Business Combination:

	Note
Zevra cash and cash equivalents as of June 30, 2023		66,196
Zevra’s draw-down of $28.5 million proceeds from Margin Loan (See Note 4 – Adjusted Balance Sheet and Statements of Operations of Zevra).		28,500

Zevra Cash and cash equivalents as of June 30, 2023 - pre Business Combination (as adjusted)		94,696
Acer cash and cash equivalents as of June 30, 2023 - pre Business Combination		1,553

Total pre Business Combination		96,249
Bridge Loan advanced funding used for payment to Relief	(1)	(10,000)
Purchase of Nantahala term loans	(2)	(12,000)
Payment of Acer accounts payable and accrued expense	(3)	(6,500)
Payment of Zevra transaction costs	(4)	(2,724)
Payment of Acer transaction costs	(5)	(2,860)

Total Business Combination adjustments		(34,084)

Post-Business Combination Cash and Cash Equivalents Balance		$62,165

(1)

Represents the $10.0 million advance from the Bridge Loan provided to Acer under the Bridge Loan Agreement and used for payment to Relief (for details see Note 1 – Description of the Merger and Related Transactions). The unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflects this payment with a corresponding increase in accumulated deficit (see Note 5(h) – Impact on equity).

(2)

Represents Zevra’s cash payment of $12.0 million to purchase the term loans as part of the Loan Purchase Agreement (for details see Note 1 – Description of the Merger and Related Transactions and Note 5(d) – Loan Purchase).

(3)

Represents estimated cash payments of $6.5 million to pay down existing payables and accrued expenses with proceeds from the Bridge Loan (for details see Note 1 – Description of the Merger and Related Transactions), if fully utilized. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflects this payment with a corresponding decrease in Accounts payable and accrued expenses.

(4)

Represents the payment of Zevra transaction costs. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflects payment of these costs with a corresponding increase in accumulated deficit (see Note 5(h) – Impact on equity and 5(l) Transaction costs).

(5)

Represents the payment of Acer transaction costs. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflects payment of these costs with a corresponding increase in accumulated deficit (see Note 5(h) – Impact on equity and 5(l) Transaction costs).

5(b) Fair value of acquired assets. Represents fair value adjustment related to the acquired assets:

	Fair value	Book value	Adjustment
Inventories	$6,578	$4,601	$1,977
Marketed Product - OLPRUVA	63,500	—	63,500
IPR&D - EDSIVO and ACER 2820	2,250	—	2,250
Total	$72,328	$4,601	$67,727

Additionally, the unaudited pro forma condensed combined balance sheet reflects recognition of goodwill in the amount of $3.3 million which represents the difference between total consideration and fair value of acquired assets and assumed liabilities (see Note 3 – Accounting treatment for the Merger).

The unaudited pro forma condensed combined balance sheet reflects this adjustment as increase in inventory and intangible assets with the corresponding decrease in goodwill.

5(c) Purchase of Marathon Convertible Notes. To reflect Zevra’s purchase of Acer’s Marathon Convertible Notes in exchange for the issuance of 2,171,038 shares of Zevra Common Stock at $5.40 per share, totaling $11.7 million. The unaudited pro forma condensed combined balance sheet reflects this adjustment as reduction in Convertible note payable, current, at fair value of $13.1 million and goodwill of $1.3 million with corresponding increase in additional paid-in capital.

5(d) Purchase of SWK Loans. On August 30, 2023, Zevra executed a Loan Purchase Agreement to acquire Acer’s SWK Loans with a principal amount of $25.0 million, which was entered into on November 22, 2019. Represents Zevra’s issuance of 98,683 shares of Zevra common stock, and recognition of the Promissory Note of $5.0 million to purchase Acer’s term loans. The loan purchase resulted in the derecognition of the SWK Loans payable of $17.9 million, and an accrued Acer commitment fee of $0.6 million to the administrative agent related to the Marathon Credit Agreement as the purchased SWK Loans would become an intercompany payable between Zevra and Acer upon purchase (for details see Note 1 – Description of the Merger and Related Transactions and Note 5(a) – Cash and cash equivalents).

5(e) Derecognition of deferred collaboration funding liability. Represents the derecognition of the historical deferred collaboration funding liability of $4.5 million ($0.1 current liability and $4.4 non-current liability) with corresponding decrease in goodwill.

5(f) Relief Liability. Represents the recognition of the $1.5 million milestone payment to Relief due on the first-year anniversary of the $10.0 million payment (for details see Note 1 – Description of the Merger and Related Transactions). The unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflects this liability with a corresponding increase in accumulated deficit (see Note 5(h) – Impact on equity)

5(g) CVR Liability. Represents the recognition of the CVR liability at a fair value of $9.7 million with corresponding increase in goodwill (for details see Note 1 – Description of the Merger and Related Transactions and Note 3 – Accounting treatment for the Merger).

5(h) Impact on equity. The following table represents the impact of the Business Combination on the number of shares and represents the total equity section:

		Number of Shares		Par Value					Accumulated other comprehensive (loss) income
	Note 5	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Treasury Stock	Additional paid-in capital	Accumulated deficit
(in thousands, except share amounts)
Zevra equity as of June 30, 2023 - pre Business Combination		33,928,005	—	3	—	(10,983)	405,127	(325,423)	(225)
Acer equity as of June 30, 2023 - pre Business Combination		24,463,726	—	3	—	—	131,870	(165,119)	—
Pro forma adjustments:
Elimination of historical Acer balances and balances as a result of adjustments 5(a) and 5(f)	(a), (f)	(24,463,726)	—	(3)	—	—	(131,870)	176,619	—
Estimated transaction costs	(a), (l)	—	—	—	—	—	—	(5,584)	—
Relief royalty license payoff	(a)	—	—	—	—	—	—	(10,000)	—
Marathon Convertible Notes purchase	(c)	2,171,038	—	—	—	—	11,724	—	—
Nantahala Loan Purchase	(d)	98,683	—	—	—	—	533	—	—
Recognition of relief liability	(f)	—	—	—	—	—	—	(1,500)
Share consideration (1)		2,960,507	—	—	—	—	15,987	—	—
Accelerated vesting of Acer’s awards	(k)	—	—	—	—	—	(2,229)	2,229	—
Total pro forma adjustments		(19,233,498)	—	(3)	—	—	(105,855)	161,764	—

Post-Business Combination		39,158,233	—	$3	$—	$(10,983)	$431,142	$(328,778)	$(225)

(1)

For details on share consideration please refer to Note 3 – Accounting treatment for Merger. Share consideration is reflected with corresponding increase in goodwill in the condensed combined balance sheet.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2023 and year ended December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and year ended December 31, 2022 are as follows:

5(i) Debt interest and debt issuance cost removal. Represents the derecognition of historical interest expense and costs of debt issuance change in fair value of debt instruments of $1.0 million and $0.6 million for the six months ended June 30, 2023. The adjustments to the historical interest expense and costs of debt issuance are $0.1 million and $1.7 million for the year ended December 31, 2022, respectively, related to the settlement of historical Acer debt (for details see Note 1 – Description of the Merger and Related Transactions, Note 5(c) –Purchase of Marathon Convertible Notes and Note 5(d) – Purchase of SWK Loans).

5(j) Debt extinguishment and fair value change removal. Represents the derecognition of historical losses on extinguishment of debt and changes in fair value of debt instruments of $8.5 million and $5.0 million for the six months ended June 30, 2023. The adjustments to the loss on extinguishment of debt and changes in fair value of debt instruments are $0 million and $0.2 million for the year ended December 31, 2022, respectively, related to the settlement of historical Acer debt (for details see Note 1 – Description of the Merger and Related Transactions, Note 5(c) – Purchase of Marathon Convertibles Notes and Note 5(d) – Purchase of SWK Loans).

5(k) Nonrecurring stock-based compensation acceleration. Represents the post-combination expense of $2.2 million for the year ended December 31, 2022, related to the accelerated vesting of options held by Acer’s employees, of which, $1.0 million and $1.2 million is recorded as research and development expense, and selling, general and administrative expense, respectively (see Note 5(h) – Impact on equity). This compensation expense is not expected to have a continuing impact on the combined results.

5(l) Transaction costs. Recognition of transaction costs related to the Business Combination incurred by Zevra and Acer in the amount of $2.7 million and $2.8 million respectively. The unaudited pro forma condensed combined statement of operations reflects payment of these costs as an increase in selling, general and administrative expense for the year ended December 31, 2022 (for details see Note 5(a)(4) and 5(a)(5) – Cash and cash equivalents).

5(m) OLPRUVA amortization. Represents amortization of the OLPRUVA intangible asset of $2.6 million and $5.2 million in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 respectively (see Note 3 – Accounting treatment for the Merger and Note 5(b) Fair value of acquired assets).

5(n) Nantahala note interest. Represents the incremental interest on the $5.0 million loan originated as a result of the purchase of the SWK Loans from Nantahala. The loan bears interest at 9.0% per annum for the first six months, and increases to 12.0% if the loan remains unpaid thereafter. The adjustment recognizes $0.3 million and $0.5 million of interest in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively (for details see Note 1 – Description of the Merger and Related Transactions and Note 5(d) – Loan Purchase).

5(o) Net loss per share. Represents pro forma net loss per share based on pro forma net loss and 39,158,233 total shares outstanding upon consummation of the Business Combination (see Note 5(h) Impact on equity) for the six month period ended June 30, 2023 and the year ended December 31, 2022. There is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of common stock of the Combined Company outstanding would have been anti-dilutive.

COMPARISON OF RIGHTS OF HOLDERS OF ZEVRA COMMON STOCK AND ACER COMMON STOCK

This section describes the material differences between the rights of the holders of Acer Common Stock and the rights of holders of Zevra Common Stock. Acer and Zevra are both incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Zevra and Acer are governed by the laws of the State of Delaware, including the DGCL, as well as Zevra’s and Acer’s certificates of incorporation and bylaws, each as amended from time to time. After the completion of the Merger, the rights of Acer Stockholders who become Zevra stockholders will be governed by Zevra’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws.

The following description summarizes the material differences between the rights of Acer Stockholders and Zevra Stockholders, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Acer Stockholders should read carefully the relevant provisions of the DGCL, and the respective certificates of incorporation and bylaws of Zevra and Acer. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 233.

	Rights of Acer Stockholders	Rights of Zevra Shareholders
Authorized Capital Stock	The authorized capital stock of Acer consists of 150,000,000 shares of Acer Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.	The authorized capital stock of Zevra consists of 250,000,000 shares of Zevra Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

Outstanding Capital Stock

Acer has outstanding only one class of common stock. Acer Stockholders are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Acer’s certificate of incorporation and bylaws.

As of September 25, 2023, 24,463,726 shares of Acer Common Stock were outstanding. No shares of Acer preferred stock were outstanding and Acer has no present plans to issue any shares of Acer preferred stock.

Zevra has outstanding only one class of common stock. Zevra stockholders are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Zevra’s certificate of incorporation and bylaws.

As of September 25, 2023, 36,211,710 shares of Zevra Common Stock were outstanding.

Rights of Preferred Stock	Acer’s certificate of incorporation authorizes the Acer Board, without further action by Acer Stockholders, to issue preferred stock with powers, designations, preferences or other rights and such qualifications, limitations, or restrictions thereof designated from time to time by the directors. Acer has no currently outstanding or issued shares of preferred stock.	Zevra’s certificate of incorporation authorizes the Zevra Board, without further action by the stockholders, to issue preferred stock with powers, privileges, designation, preferences, or other rights and such qualifications, limitations, or restrictions thereof designated from time to time by the directors. Zevra has no currently outstanding or issued shares of preferred stock.

	Rights of Acer Stockholders	Rights of Zevra Shareholders
Calling Special Meetings of Stockholders	Acer’s bylaws provide that a special meeting of Acer Stockholders may be called by the chairman of the Acer Board, the chief executive officer or by a resolution duly adopted by the affirmative vote of a majority of the Acer Board.	Zevra’s bylaws provide that a special meeting of the stockholders may be called by the chairperson of the Zevra board, the chief executive officer or by a resolution duly adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Acer Board for adoption).

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

Acer’s bylaws allow Acer Stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Acer Board.

Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Acer’s secretary prior to the meeting. This notice must contain certain specified information concerning the proposal or the person to be nominated and the stockholder submitting the proposal.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, and received at Acer’s principal executive offices not more than 120 days nor less than 90 days in advance of the anniversary of the date of Acer’s proxy statement provided in connection with the previous year’s annual meeting of stockholders; provided, however, that in the event that no annual

Zevra’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Zevra Board.

Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Zevra’s secretary prior to the meeting for proper matters for stockholder action under Delaware law. This notice must contain certain specified information concerning the person to be nominated and concerning the stockholder submitting the proposal.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered and received by Zevra’s Secretary at Zevra’s principal executive offices by the close of business not more than 120 days nor less than 90 days in advance of the first anniversary of the preceding year’s annual meeting; provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding

	Rights of Acer Stockholders	Rights of Zevra Shareholders

meeting was held in the previous year or the annual meeting is call for a date more than 30 days before or after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received by Acer’s secretary not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.

If the Acer Board determines that directors are to be elected at a special meeting, notice for nominations must be delivered not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made.

year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

If the Zevra Board determines that directors are to be elected at a special meeting, notice for nominations must be delivered not later than the close of business on the later of 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Zevra Board to be elected at such meeting.

Stockholder Action by Written Consent	Acer’s certificate of incorporation provides that the taking of any action by written consent of the stockholders without a meeting of the Acer Stockholders is specifically denied.	Zevra’s certificate of incorporation and bylaws provide that no action may be taken by the stockholders by written consent or electronic transmission.

Number of Directors and Size of Board	Acer’s bylaws provide that the number of directors constituting the whole Acer Board is to be determined from time to time by resolution adopted by the majority of the Acer Board. There are currently five directors serving on the Acer Board.	Zevra’s certificate of incorporation provides that the number of directors constituting the whole Zevra Board is to be determined from time to time by resolution adopted by the majority of the authorized number of directors making up the Zevra Board. There are currently seven directors serving on the Zevra board.

Classes and Terms of Directors

Acer’s board is not divided into classes.

Directors hold office until the next annual election at which the term of the class to which such director was elected expires and until such director’s successor is elected and

Zevra’s board is divided into three classes.

At each annual meeting, the term of office of one class shall expire. Each class of directors whose term shall then expire shall be elected to hold office for a three-year

	Rights of Acer Stockholders	Rights of Zevra Shareholders
	qualified or until such director’s earlier death, resignation or removal.	term. All directors shall continue in office until the election and qualification of their respective successors in office or until their death, resignation or removal. No decrease in the number of directors constituting Zevra’s board shall shorten the term of any incumbent director.

Election of Directors	Under the DGCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Zevra’s bylaws provide that directors are elected by a plurality of the votes of the shares present in person, by remote communication, or represented by proxy at the meeting and entitled to vote generally on the election of directors.

Voting Rights	Holders of Acer Common Stock are entitled to one vote per share.	Holders of Zevra Common Stock are entitled to one vote per share. The affirmative vote of the majority (plurality, in the case of the election of directors) of shares present and entitled to vote generally on a subject matter shall be the act of the stockholders.

Removal of Directors	Under Acer’s bylaws, any directors may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the capital stock issued and outstanding then entitled to vote at an election of directors.	Under its bylaws, any directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the capital stock issued and outstanding then entitled to vote at an election of directors.

Vacancies	Under Acer’s bylaws, any vacancy on the Acer Board (whether resulting from an increase in the total number of directors or the death, resignation, retirement, disqualification, removal or other cause of one of the directors) may be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.	Under its bylaws, any vacancy on the Zevra Board (whether resulting from an increase in the total number of directors or the death, resignation, disqualification, removal or other cause of one of the directors) may be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director unless the Zevra Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders; provided, however, that whenever

	Rights of Acer Stockholders	Rights of Zevra Shareholders
the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of Zevra’s certificate of incorporation, vacancies or newly created directorships of such class or classes or series shall, unless the Zevra Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders.

Limitation on Liability of Directors	Acer’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director of Acer will be personally liable to Acer or its stockholders for monetary damages for breach of fiduciary duty as a director of Acer.	Zevra’s certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law.

Indemnification of Directors and Officers

Acer’s certificate of incorporation and bylaws provide that Acer will, to the fullest extent permitted by law, indemnify any person made party to any action or proceeding by reason of the fact that the person is or was a director or officer of Acer (or any predecessor), or is or was serving, at the request of Acer (or any predecessor), as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, certain employee benefit plans or other enterprise.

Acer’s certificate of incorporation and bylaws permit Acer to purchase and maintain insurance to protect any person who is or was a director or officer of Acer, or is or was serving, at the request of Acer, as a director, officer,

Zevra’s bylaws provide that Zevra will indemnify its directors to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that Zevra may modify the extent of such indemnification by individual contracts with its directors; and, provided, further, that Zevra is not required to indemnify any director in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Zevra Board, (iii) such indemnification is provided by Zevra, in its sole discretion, pursuant to the powers vested in Zevra under the DGCL or any other applicable law or (iv) such indemnification is required to be made pursuant to an action to enforce the rights of indemnification.

	Rights of Acer Stockholders	Rights of Zevra Shareholders
employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not Acer would have the power to indemnify such person against such liability under the DGCL.

Zevra’s bylaws permit Zevra to indemnify its officers as set forth in the DGCL or any other applicable law.

Zevra’s bylaws permit Zevra, to the fullest extent permitted by the DGCL or any other applicable law and upon approval by the Zevra Board, to maintain insurance on behalf of any person required or permitted to be indemnified by Zevra.

DGCL 203 Election

Acer has not opted out of the statutory protections of Section 203 of the DGCL, which, in general prohibits Acer from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

Zevra has not opted out of the statutory protections of Section 203 of the DGCL.

Amendments to Certificate of Incorporation	Acer’s certificate of incorporation provides that the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares of the capital stock of Acer entitled to vote generally in the election directors, voting together as a single class, shall be required to amend certain provisions of the certificate of incorporation.	Zevra’s certificate of incorporation provides that the affirmative vote of the holders of at least 66-2/3% of the voting power of the then outstanding shares of the capital stock of Zevra entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend certain provisions of the certificate of incorporation.

Amendments to Bylaws	Acer’s certificate of incorporation and bylaws provide that the Acer Board is expressly authorized to adopt, amend or repeal Acer’s bylaws, without any action on the part of the stockholders, by the vote of at least a majority of the	Zevra’s certificate of incorporation and bylaws provide that the Zevra Board is expressly authorized to adopt, amend or repeal Zevra’s bylaws, without any action on the part of the stockholders, by the vote of at

	Rights of Acer Stockholders	Rights of Zevra Shareholders
	directors then in office. The stockholders may also adopt, amend or repeal Acer’s bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock required by law or by Acer’s certificate of incorporation, such action by stockholders shall require the affirmative vote of at least 66-2/3% of the voting power of the shares of the capital stock of Acer entitled to vote in the election of directors, voting as one class; provided, however, that the affirmative vote of the holders representing only a majority of the voting power of the shares of capital stock of Acer entitled to vote in the election of directors, voting as one class, shall be required if two-thirds of the directors of Acer previously approved the adoption, amendment or repeal of the bylaws.	least a majority of the authorized number of Zevra directors. The stockholders may also adopt, amend or repeal Zevra’s bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock required by law or by Zevra’s certificate of incorporation, such action by stockholders shall require the affirmative vote of at least 66-2/3% of the voting power of the then outstanding shares of the capital stock of Zevra entitled to vote in the election of directors, voting as one class.

Forum Selection	Acer’s certificate of incorporation and bylaws do not contain a forum selection provision.	Zevra’s bylaws provide that (1) unless Zevra consents in writing to the selection of an alternative forum, the Court of Chancery (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of Zevra; (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Zevra, to Zevra or Zevra’s

Rights of Acer Stockholders	Rights of Zevra Shareholders
stockholders;(C) any action or proceeding asserting a claim against Zevra, any current or former director, officer or other employee of Zevra, arising out of or pursuant to any provision of the DGCL, Zevra’s certificate of incorporation or bylaws; (D) any action or proceeding to interpret, apply, enforce or determine the validity of Zevra’s certificate of incorporation or bylaws (including any right, obligation, or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery; and (F) any action or proceeding asserting a claim against Zevra or any director, officer or other employee of Zevra, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, provided that this provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; (2) unless Zevra consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; and (3) any person or entity holding, owning or otherwise acquiring any interest in any of Zevra securities shall be deemed to have notice of and consented to the provisions of Zevra’s bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of material U.S. federal income tax consequences of the Merger to U.S. Holders and Non-U.S. Holders (each as defined below, and collectively “Holders”) of shares of Acer Common Stock whose shares are exchanged for Zevra Common Stock and CVRs pursuant to the Merger. This discussion is for general information only and is not tax advice. This summary is based upon the Internal Revenue Code of 1986, as amended (“Code”), applicable Treasury Regulations promulgated thereunder, judicial authority, and administrative rulings effective as of the date hereof. These laws and authorities are subject to change, possibly with retroactive effect or different interpretations. Any such change could alter the tax consequences to the Holders of Acer Common Stock as described herein. The discussion below does not address any aspects of U.S. taxation other than U.S. federal income taxation, and as such does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences of the Merger.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Acer Common Stock in light of their particular facts and circumstances. This discussion applies only to Holders that hold their Acer Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, this discussion does not apply to Holders of Acer Common Stock that are subject to special rules under U.S. federal income tax laws (including, for example, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; controlled foreign corporations; passive foreign investment companies; certain former citizens or former long-term residents of the United States; Holders having a functional currency other than the U.S. dollar; Holders who hold shares of Acer Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; Holders who own (or are deemed to own) 5% or more of the outstanding stock of Acer and Holders who acquired (or will acquire) their shares of Acer Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY TERRITORY, STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Acer Common Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Acer Common Stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Acer Common Stock should consult their tax advisors regarding the tax consequences of the Merger to them.

This summary does not address the tax consequences of the Merger or any other related transactions to holders of options to acquire Acer Common Stock. Further, with respect to Holders whose Acer Common Stock is subject to vesting restrictions, the discussion assumes that a valid Section 83(b) election was made with respect to such stock.

Receipt of Merger Consideration

The exchange of Acer Common Stock for the Merger Consideration in the Merger is expected to be, and this discussion assumes such exchange will be, a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder of Acer Common Stock recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Merger. The receipt of the Merger Consideration might be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because Acer Common Stock is traded on an established securities market.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.

The following sections discuss the tax consequences of the Merger if the receipt of the Merger Consideration is treated as a closed transaction or, alternatively, as an open transaction. You are urged to consult your tax adviser with respect to the tax considerations relating to the CVRs. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as closed transactions or open transactions, and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR.

Under either “open” or “closed” transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Acer Common Stock surrendered in the Merger (i.e., shares of Acer Common Stock acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if Acer Common Stock is held for more than one year before such disposition. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

Treatment as Closed Transaction

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon Closing equal to the difference between (x) the sum of (i) the fair market value (determined as of the Closing) of Zevra Common Stock received upon the Closing and (ii) the fair market value (determined as of the Closing) of the CVRs received, and (y) such U.S. Holder’s adjusted tax basis in the Acer Common Stock surrendered pursuant to the Merger. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of the Acer Common Stock would be considered along with other factors in making that determination. Zevra and its affiliates and Acer do not intend to obtain or report any valuation of the CVRs that may be used by Acer Stockholders for this purpose.

Under such treatment, a U.S. Holder’s initial tax basis in Zevra Common Stock received upon the Closing will equal the fair market value of such stock on the Closing Date, and the holding period of such Zevra Common Stock will begin on the day following the date of the Closing. A U.S. Holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the Closing Date, and the holding period of the CVRs will begin on the day following the date of the Closing.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis in a CVR. It is possible that a holder may not be able to recover its adjusted tax basis in a CVR until the last payment on the CVR is made. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest (as described below under “Treatment as Open Transaction”).

Treatment as Open Transaction

If the receipt of the Merger Consideration is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain for U.S. federal income tax purposes in the year of the Merger if and to the extent the fair market value of Zevra Common Stock received upon the Closing exceeds such U.S. Holder’s adjusted tax basis in the Acer Common Stock surrendered pursuant to the Merger (but would not recognize loss for U.S. federal income tax purposes in the year of the Merger if such adjusted tax basis exceeds the fair market value of Zevra Common Stock received upon the Closing). Under such treatment, a U.S. Holder’s initial tax basis in Zevra Common Stock received upon the Closing will equal the fair market value of such stock on the Closing Date, and the holding period of such Zevra Common Stock should begin on the day following the date of the Closing.

The fair market value of the CVRs would not be treated as additional consideration for the Acer Common Stock at the time the CVRs are received in the Merger. Instead, a U.S. Holder would take no tax basis in the CVRs but would, subject to the imputed interest rules discussed below, recognize capital gain as payments with respect to the CVRs are made or deemed made in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the fair market value of Zevra Common Stock received upon Closing, exceeds such U.S. Holder’s adjusted tax basis in the Acer Common Stock surrendered pursuant to the Merger. Subject to the imputed interest rules discussed below, a U.S. Holder who does not receive Merger Consideration (including for this purpose the fair market value of Zevra Common Stock received pursuant to the Merger and cash payments on the CVRs) at least equal to such U.S. Holder’s adjusted tax basis in the Acer Common Stock surrendered pursuant to the Merger should recognize a capital loss in the year that the U.S. Holder’s right to receive further payments under the CVR terminates.

A cash payment to a U.S. Holder pursuant to a CVR would be treated as a payment under a contract for the sale or exchange of Acer Common Stock. A portion of the payments made pursuant to the CVR Agreement may be treated as imputed interest, which would be ordinary income to the U.S. Holder of a CVR. The imputed interest amount would equal the excess of the amount of the CVR payment over its present value at the Closing, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest in accordance with such U.S. Holder’s regular method of accounting. The portion of the payment pursuant to a CVR that is not treated as imputed interest would generally be treated as a payment received in connection with the sale of Acer Common Stock, as discussed above.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial holder of Acer Common Stock that is neither a U.S. Holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.

In general, any gain realized by a Non-U.S. Holder pursuant to the Merger generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders” on page 227), except that, if the Non-U.S. Holder is a corporation, an additional branch profits tax may apply at a rate of 30% (or a lower rate under an applicable income tax treaty); or

•

such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty).

Generally, if payments are made to a Non-U.S. Holder with respect to CVRs, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower rate under an applicable income tax treaty) of the portion of any such payments treated as imputed interest (as described above under “Treatment as Open Transaction” on page 229), unless such Non-U.S. Holder establishes its entitlement to exemption from or a lower rate of withholding under an applicable income tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents. As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Zevra or its withholding agent may be required to withhold additional amounts on payments with respect to the CVRs.

Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.

The U.S. federal income tax treatment of the CVRs is not certain. There is no legal authority directly addressing the U.S. federal income tax consequences of the receipt of CVRs (or cash payments in accordance with the terms of the CVR Agreement), and Holders are urged to consult their tax advisers regarding the tax treatment of the issuance of the CVRs and any future payments under the CVR Agreement. Neither Zevra nor Acer intends to seek a ruling from the IRS regarding the tax treatment of the CVRs. Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, Holders are urged to consult their tax advisers concerning the recognition, timing and character of any gain or loss resulting from the Merger, including the receipt of the CVRs in the Merger, the tax consequences of the receipt of cash payments under the CVR Agreement after the Merger, including any potential withholding taxes from such payments.

Information Reporting, Backup Withholding, and FATCA

In general, payments made to a holder of Acer Common Stock pursuant to the Merger (including amounts received in respect of CVRs) may be subject to information reporting unless such holder is a corporation, Non-U.S. Holder or other exempt recipient. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, currently at a rate of 24%, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a holder of Acer Common Stock pursuant to the Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Zevra or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the receipt of the CVRs, if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

Acer has not sought and will not seek any opinion of counsel or any ruling from the IRS with respect to the matters discussed herein. Acer urges holders of Acer Common Stock to consult with their tax advisers with respect to the specific tax consequences to them in connection with the Merger in light of their own particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws.

LEGAL MATTERS

The validity of the Zevra Common Stock to be issued in connection with the Merger will be passed upon for Zevra by Bryan Cave.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Zevra’s consolidated financial statements as of and for the year ended December 31, 2022, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of KemPharm, Inc. as of and for the year ended December 31, 2021, have been audited by RSM US LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference, and have been incorporated in this proxy statement/prospectus and in the registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements for Acer Therapeutics Inc. (“Company”) as of December 31, 2022 and 2021 and for each of the years in the period ended December 31, 2022, included in this proxy statement/prospectus and in the registration statement, have been so included in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.C.), an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

FUTURE PROPOSALS OF ACER STOCKHOLDERS

If the Merger is completed, Acer does not expect to hold an annual meeting of stockholders in 2024. In the event that the Merger is not completed within the expected time frame, or at all, Acer would expect to hold an annual meeting of stockholders in 2024.

Proposals of Acer Stockholders that are intended to be presented at Acer’s 2024 annual meeting and the proxy materials for such meeting must comply with the requirements of SEC Rule 14a-8 and must be received by Acer’s secretary at the address of Acer’s principal executive offices noted above no later than December 16, 2023, in order to be included in the proxy statement and proxy materials relating to that meeting.

For a proposal by a stockholder or a director nomination to be properly brought before Acer’s next annual meeting, pursuant to Acer’s bylaws, such stockholder must provide written notice of such proposal or director nomination so that it is received by Acer’s secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the date of the proxy statement for the prior year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days before or after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be received by Acer’s corporate secretary not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by means of a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by Acer with the SEC. The stockholder’s notice must set forth, as to each proposed matter, the information required by Acer’s bylaws. For director nominations, information required by Acer’s bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee and the person making the nomination that must be disclosed in proxy solicitations under Section 14 of the Exchange Act and the related rules and regulations under that Section.

Acer stockholders must comply in all respects with the rules and regulations of the SEC then in effect and the requirements of Acer’s bylaws. In addition, Acer stockholders who intend to solicit proxies in support of director nominees other than the Acer’s nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act, no later than March 20, 2024.

WHERE YOU CAN FIND MORE INFORMATION

Zevra and Acer file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Zevra’s and Acer’s public filings are available to the public from commercial document retrieval services and on the Internet site maintained by the SEC at www.sec.gov. The reports and other information filed by Zevra with the SEC are also available at Zevra’s website at www.zevra.com. The reports and other information filed by Acer with the SEC are available at Acer’s website at www.acer.com. The web addresses of the SEC, Zevra and Acer are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not a part of this proxy statement/prospectus. Shares of Zevra Common Stock are listed on the Nasdaq Global Select Market under the symbol “ZVRA,” and shares of Acer Common Stock are listed on Nasdaq Capital Market under the symbol “ACER”.

Zevra has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Zevra Common Stock being offered in the Merger. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from this proxy statement/prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement, including the attached exhibits and annexes, which contain additional relevant information about Zevra and Acer, respectively. Statements made in this proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the SEC.

This proxy statement/prospectus “incorporates by reference” certain information filed by Zevra with the SEC, which means that Zevra can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus.

The following documents and information filed by Zevra (File No. 001-36913) are incorporated by reference:

(1) Zevra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 7, 2023;

(2) Zevra’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, and June 30, 2023, filed on May  15, 2023, and August 14, 2023, respectively; and

(3) Zevra’s Current Reports on Form 8-K filed on January 9, 2023, January  20, 2023, February  24, 2023, March  30, 2023, April  26, 2023, May  8, 2023, May  15, 2023, August  7, 2023, and August 31, 2023; and

(4) the description of Zevra’s Common Stock contained in the prospectus included in Zevra’s registration statement on Form S-1, as amended (File. No.  333-250945), which description is incorporated by reference into the Form 8-A (File No. 001-36913) filed with the SEC on January 5, 2021, pursuant to the Exchange Act, as updated by “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023, and any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

Additionally, any future filings Zevra makes with the SEC under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act between the date of the initial filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the date of the Acer Special Meeting are also incorporated by reference herein; provided, however, that any information furnished, but not filed with the SEC is not incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Acer Therapeutics Inc.

Newton, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Acer Therapeutics Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ (deficit) equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, has a net working capital deficiency, has a net capital deficiency, and has minimum unencumbered liquid assets balance requirements under their existing SWK Credit Agreement, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Complex Financial Instruments

As described in Notes 1, 2, 6 and 7 to the financial statements, in March 2022 the Company entered into the SWK Credit Agreement, which provided for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (the “Original Term Loan”). In connection with the execution of the SWK Credit Agreement, the Company issued a warrant (the “First SWK Warrant”) to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.46 per share. In March 2022 the Company also entered into the Marathon Convertible Note Purchase Agreement with two parties pursuant to which the Company issued and sold convertible notes in an aggregate amount of $6.0 million (the “Marathon Convertible Notes”).

We identified the evaluation of accounting for the Original Term Loan, the First SWK Warrant and the Marathon Convertible Notes as a critical audit matter. The principal considerations for our determination were: (i) the evaluation as to whether the Original Term Loan and the Marathon Convertible Notes were within the scope of ASC 480, Distinguishing Liabilities from Equity, or not, and if they were eligible for the election of the fair value option under ASC 825, Financial Instruments, and (ii) the evaluation of financial statement classification related to the First SWK Warrant. Auditing these elements involved especially complex auditor judgment due to the terms of the applicable agreements and the audit effort required to address these matters, including the extent of specialized skills and knowledge needed.

The primary procedures we performed to address this critical audit matter included:

•

Reviewing and analyzing: (i) the terms of the agreements associated with each arrangement, (ii) the completeness and accuracy of the Company’s technical accounting analysis, and (iii) the application of the relevant accounting literature.

•

Utilizing personnel with specialized knowledge and skills in technical accounting to assist in: (i) evaluating relevant terms of each arrangement in relation to the appropriate accounting literature, and (ii) assessing the appropriateness of conclusions reached by the Company.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2019.

Boston, Massachusetts

March 27, 2023

ACER THERAPEUTICS INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,329,218	$12,710,762
Collaboration receivable	—	5,000,000
Prepaid expenses	759,292	1,094,229
Deferred financing costs	408,000	—
Other current assets	20,188	9,283,625

Total current assets	3,516,698	28,088,616
Property and equipment, net	214,578	114,112
Other assets:
Goodwill	7,647,267	7,647,267
Other non-current assets	245,683	406,956

Total assets	$11,624,226	$36,256,951

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$3,813,280	$1,405,734
Accrued expenses	3,657,394	2,428,193
Deferred collaboration funding, current	8,412,971	15,825,938
Other current liabilities	741,425	9,450,085
Original Term Loan payable, current, at fair value	2,326,630	—

Total current liabilities	18,951,700	29,109,950
Deferred collaboration funding, non-current	—	8,661,109
Original Term Loan payable, non-current, at fair value	3,240,601	—
Convertible note payable, at fair value	6,047,532	—
Other non-current liabilities	145,665	209,497

Total liabilities	28,385,498	37,980,556

Commitments and Contingencies (Note 8)
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; authorized 10,000,000 shares; none issued and outstanding	—	—
Common stock, $0.0001 par value; authorized 150,000,000 shares; 19,624,280 and 14,310,244 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,962	1,431
Additional paid-in capital	123,984,035	112,784,918
Accumulated deficit	(140,747,269)	(114,509,954)

Total stockholders’ deficit	(16,761,272)	(1,723,605)

Total liabilities and stockholders’ deficit	$11,624,226	$36,256,951

The accompanying notes are an integral part of these financial statements.

ACER THERAPEUTICS INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenue	$—	$1,260,000

Operating expenses:
Research and development (net of collaboration funding of $7,825,263 and $6,055,295 in the years ended December 2022 and 2021, respectively)	11,924,837	6,508,055
General and administrative (net of collaboration funding of $8,248,813 and $3,197,659 in the years ended December 2022 and 2021, respectively)	12,689,422	10,700,334

Total operating expenses	24,614,259	17,208,389

Loss from operations	(24,614,259)	(15,948,389)
Other income (expense), net:
Costs of debt issuance	(1,720,094)	—
Changes in fair value of debt instruments gain (loss)	245,138	—
Interest and other income (expense), net	(101,432)	519,639
Foreign currency transaction (loss) gain	(46,668)	54,757

Total other income (expense), net	(1,623,056)	574,396

Net loss	$(26,237,315)	$(15,373,993)

Net loss per share - basic	$(1.66)	$(1.08)

Weighted average common shares outstanding - basic	15,767,152	14,268,245

Net loss per share - diluted	$(1.66)	$(1.08)

Weighted average common shares outstanding - diluted	15,767,152	14,268,245

The accompanying notes are an integral part of these financial statements.

ACER THERAPEUTICS INC.

STATEMENTS OF CHANGES IN

STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Stockholders’(Deficit) Equity
	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount
Balance as of December 31, 2020	13,233,137	$1,324	$107,358,971	$(99,135,961)	$8,224,334
Issuance of common stock, net of issuance costs	1,077,107	107	3,138,940	—	3,139,047
Stock-based compensation	—	—	2,287,007	—	2,287,007
Net loss	—	—	—	(15,373,993)	(15,373,993)

Balance as of December 31, 2021	14,310,244	$1,431	$112,784,918	$(114,509,954)	$(1,723,605)
Issuance of common stock, net of issuance costs	5,314,036	531	8,909,187	—	8,909,718
Proceeds allocated to First SWK Warrant	—	—	327,031	—	327,031
Value of Second SWK Warrant	—	—	122,400	—	122,400
Stock-based compensation	—	—	1,840,499	—	1,840,499
Net loss	—	—	—	(26,237,315)	(26,237,315)

Balance as of December 31, 2022	19,624,280	$1,962	$123,984,035	$(140,747,269)	$(16,761,272)

The accompanying notes are an integral part of these financial statements.

ACER THERAPEUTICS INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash flows from operating activities:
Net loss	$(26,237,315)	$(15,373,993)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,840,499	2,287,007
Depreciation	66,035	70,913
Gain on extinguishment of debt	—	(568,909)
Non-cash changes in fair value of debt, (gain) loss	(245,138)	—
Debt issuance costs recognized as expense	1,720,094	—
Loss on disposal of property and equipment, net	4,669	—
Changes in operating assets and liabilities
Collaboration receivable	5,000,000	(5,000,000)
Prepaid expenses	334,937	(414,767)
Other current assets	9,280,463	(9,265,745)
Accounts payable	2,407,546	(266,375)
Accrued expenses	916,133	(1,352,908)
Deferred collaboration funding	(16,074,076)	20,487,047
Other current liabilities	(9,265,745)	9,262,821

Net cash used in operating activities	(30,251,898)	(134,909)

Cash flows from investing activities:
Purchase of property and equipment	(171,170)	(54,944)

Net cash used in investing activities	(171,170)	(54,944)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	8,909,718	3,139,047
Receipt of funds from Relief secured loan	—	4,000,000
Proceeds from Original Term Loan, net of warrant allocation and lender fees	6,013,148	—
Proceeds from Marathon Convertible Notes, net of lender fees	5,516,556	—
Proceeds allocated to First SWK Warrant based on valuation	327,031	—
Payment of debt and convertible debt issuance costs	(724,929)	—

Net cash provided by financing activities	20,041,524	7,139,047
Net (decrease) increase in cash and cash equivalents	(10,381,544)	6,949,194
Cash and cash equivalents, beginning of the year	12,710,762	5,761,568

Cash and cash equivalents, end of the year	$2,329,218	$12,710,762

Supplemental cash flow information:
Cash paid for interest	$136,500	$—
Non-cash financing activities:
Non-cash repayment of secured loan	$—	$4,000,000
Extinguishment of debt	$—	$568,909
Issuance of Second SWK Warrant	$122,400	$—

The accompanying notes are an integral part of these financial statements.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Acer Therapeutics Inc., a Delaware corporation (the “Company”), is a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. The Company identifies and develops treatments where science can be applied in new ways for use in diseases with high unmet need.

In the U.S., OLPRUVA™ (sodium phenylbutyrate) for oral suspension is approved for the treatment of urea cycle disorders (“UCDs”) involving deficiencies of carbamylphosphate synthetase (“CPS”), ornithine transcarbamylase (“OTC”), or argininosuccinic acid synthetase (“AS”). The Company is also advancing a pipeline of investigational product candidates, including EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome (“vEDS”) in patients with a confirmed type III collagen (COL3A1) mutation, and ACER-801 (osanetant) for the treatment of vasomotor symptoms (“VMS”), post-traumatic stress disorder (“PTSD”), and prostate cancer. We also intend to explore additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in various disorders where proof of concept data exists, subject to additional capital.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has received revenue and collaboration funding related to the collaboration and license agreement (the “Collaboration Agreement”) with Relief Therapeutics Holding AG (“Relief”) as described below but has not generated any product revenue from sales to date and may never generate any product revenue from sales in the future.

Liquidity

The Company had an accumulated deficit of $140.7 million and cash and cash equivalents of $2.3 million as of December 31, 2022. Net cash used in operating activities was $30.3 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

On November 9, 2018, the Company entered into a sales agreement with Roth Capital Partners, LLC, and on March 18, 2020, an amended and restated sales agreement was entered into with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC. The agreement provides a facility for the offer and sale of shares of common stock from time to time having an aggregate offering price of up to $50.0 million depending upon market demand, in transactions deemed to be an at-the-market (“ATM”) offering. The Company has no obligation to sell any shares of common stock pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. During the year ended December 31, 2022, the Company sold 3,312,471 shares of common stock through its ATM facility at a gross sale price of $1.9749 per share, for proceeds of $6.5 million. Proceeds, net of $0.2 million of fees and offering costs, were $6.3 million. As of December 31, 2022, $33.5 million remained available under the Company’s ATM facility, subject to various limitations. Subsequent to December 31, 2022, the Company sold an aggregate of 1,462,254 shares of common stock under its ATM facility at an average gross sale price of $2.81 per share, resulting in gross proceeds of $4.1 million. Proceeds, net of $0.1 million of offering costs, were $4.0 million. In connection with the March 2023 Offering (defined below), the Company suspended the ATM facility and entered into a related restriction prohibiting the Company from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of common stock or securities convertible or exercisable into common stock, subject to certain exceptions, until April 24, 2023.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

On April 30, 2020, the Company entered into an equity line purchase agreement and registration rights agreement pursuant to which Lincoln Park committed to purchase up to $15.0 million of the Company’s common stock. Under the terms and subject to the conditions of the purchase agreement, the Company had the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park was obligated to purchase up to $15.0 million of the Company’s common stock, subject to various limitations. Such sales of common stock by the Company were subject to certain limitations, and occurred from time to time, at the Company’s sole discretion, over the 36-month period commencing on June 8, 2020. The number of shares the Company was able to sell to Lincoln Park on any single business day in a regular purchase was 50,000, but that amount was able to be increased up to 100,000 shares, depending upon the market price of the Company’s common stock at the time of sale and subject to a maximum limit of $1.0 million per regular purchase. The purchase price per share for each such regular purchase was based on prevailing market prices of the Company’s common stock immediately preceding the time of sale as computed under the purchase agreement. In addition to regular purchases, the Company was also able to direct Lincoln Park to purchase other amounts as accelerated purchases or as additional accelerated purchases if the closing sale price of the common stock exceeded certain threshold prices as set forth in the purchase agreement. During the year ended December 31, 2021, the Company sold 200,000 shares of common stock under its purchase agreement with Lincoln Park at a weighted average gross sale price of $2.47 per share, resulting in gross proceeds of $0.5 million. During the year ended December 31, 2022, the Company sold 772,057 shares of common stock under its purchase agreement with Lincoln Park at a weighted average gross sale price of $1.42 per share, resulting in proceeds of $1.1 million. The Lincoln Park facility was completed on December 30, 2022.

On January 25, 2021, the Company entered into an option agreement (the “Option Agreement”) with Relief, pursuant to which the Company granted Relief an exclusive option (the “Exclusivity Option”) to pursue a potential collaboration and license arrangement with the Company for the development, regulatory approval and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including UCDs and MSUD. The Option Agreement provided a period of time up to June 30, 2021, for the parties to perform additional due diligence and to work toward negotiation and execution of a definitive agreement with respect to the potential collaboration for ACER-001. In consideration for the grant of the Exclusivity Option, (i) the Company received from Relief an upfront nonrefundable payment of $1.0 million, (ii) Relief provided to the Company a 12-month secured loan in the principal amount of $4.0 million, as evidenced by a Promissory Note (the “Note”) the Company issued to Relief, and (iii) the Company granted Relief a security interest in all of its assets to secure performance of the Note, as evidenced by a Security Agreement (the “Security Agreement”). The Note was repayable in one lump sum within 12 months from issuance and bore interest at a rate equal to 6% per annum.

On March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Company received a $10.0 million cash payment from Relief (consisting of a $14.0 million “Reimbursement Payment” from Relief to the Company offset by payment of the $4.0 million outstanding balance of the Note plus interest earned through the date of the Collaboration Agreement) and Relief released its security interest in all of the Company’s assets, pursuant to the Promissory Note. Under the terms of the Collaboration Agreement, Relief committed to pay the Company up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications (the “Development Payments”). During the three months ended June 30, 2021, the Company received from Relief the $10.0 million First Development Payment. The Company was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of a New Drug Application (“NDA”) for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, the Company entered into a Waiver and Agreement with Relief to amend

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

the timing for the Second Development Payment. The Company received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company could also receive a total of $6.0 million in milestone payments based on the first European marketing approvals of OLPRUVA™ for a UCD and MSUD. The terms of the Collaboration Agreement and Option Agreement are further described below in the Revenue Recognition and Accounting for Collaboration Agreements section of Note 2, Significant Accounting Policies.

On March 4, 2022, the Company entered into a Credit Agreement (the “SWK Credit Agreement”) with the lenders party thereto and SWK Funding LLC (“SWK”), as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (the “Original Term Loan”). The Original Term Loan funding closed on March 14, 2022. The proceeds of the Original Term Loan were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement (as defined and described below) and the Marathon Credit Agreement (as defined and described below) and for other working capital and general corporate purposes. On August 19, 2022, the Company entered into an amendment (the “First Amendment”) to the SWK Credit Agreement, which extended the date through which the Company has the option to capitalize interest on the SWK Credit Agreement and which revised the Company’s minimum cash requirement under the Original Term Loan. On January 30, 2023, the Company entered into a Second Amendment (the “Second Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provides for an additional senior secured term loan to be made to the Company in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023 (the “Second Term Loan”, and together with the Original Term Loan, the “SWK Loans”).

The SWK Loans made under the SWK Credit Agreement as amended by the Second Amendment (the “Current SWK Credit Agreement”) bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. The Company has the option to capitalize such interest commencing on the date on which the Original Term Loan was funded and continuing until May 15, 2023. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million starting April 15, 2023, until the Company has issued additional equity or subordinated debt resulting in net cash proceeds of not less than $7.7 million (i.e., the sum of $10.0 million less the net proceeds from the March 2023 Offering), at which point the SWK Loans would revert to amortizing at a rate of $1.3 million payable quarterly. The final maturity date of the SWK Loans is March 4, 2024. The Company has the option to prepay the SWK Loans in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all payment-in-kind interest amounts. Upon the repayment of the Second Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash to SWK under the SWK Credit Agreement with

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

respect to the Second Term Loan) equal to the outstanding principal amount of the Second Term Loan (inclusive of payment-in-kind interest amounts) multiplied by: (i) if the repayment occurs on or before April 15, 2023, 1.18, (ii) if the repayment occurs on or after April 16, 2023 but prior to May 16, 2023, 1.28667, (iii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iv) if the repayment occurs on or after July 16, 2023, 1.5. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, the Company is are required to maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results).

The SWK Loans are secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to a Guarantee and Collateral Agreement entered into on March 4, 2022, between the Company and SWK, as agent (the “SWK Security Agreement”). The SWK Credit Agreement contains customary representations and warranties and affirmative and negative covenants. The Company paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded.

In connection with the execution of the SWK Credit Agreement, the Company issued a warrant (the “First SWK Warrant”) to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, the Company issued to SWK an additional warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.51 per share (such warrant, the “Second SWK Warrant”). In connection with the execution of the Second Amendment, the Company issued to SWK an additional warrant to purchase 250,000 shares of the Company’s common stock at an exercise price of $2.39 per share (such warrant, the “Third SWK Warrant” and, together with the First SWK Warrant and Second SWK Warrant, the “SWK Warrants”). SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

On March 4, 2022, the Company also entered into a Marathon Convertible Note Purchase Agreement with MAM Aardvark, LLC (“Marathon”) and Marathon Healthcare Finance Fund, L.P. (“Marathon Fund” and together with “Marathon” each a “Holder” and collectively the “Holders”) (the “Marathon Convertible Note Purchase Agreement”) pursuant to which the Company issued and sold to the Holders secured convertible notes (the “Marathon Convertible Notes”) in an aggregate amount of up to $6.0 million (the “Convertible Note Financing”). The Convertible Note Financing closed on March 14, 2022. The proceeds of the Convertible Note Financing are being used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes. On January 30, 2023, the Company entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with Marathon and Marathon Fund with respect to the Marathon Convertible Notes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that each of the Holders have agreed to defer payment by the Company of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by the Company on April 15, 2023. Subject to the restrictions set forth in a subordination agreement among each of the Holders and SWK, as agent and lender, the Company is required to repurchase each Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of June 15, 2023 or the Company’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal to 200% (the “Buy-Out Percentage”) of the outstanding principal amount of such Marathon Convertible Note, together with any accrued but unpaid interest thereon to the date of such repurchase; provided, that if the Company is prohibited from effectuating such repurchases pursuant to a subordination agreement with SWK, the Company shall cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice; and provided, further, that if such repurchase has not occurred by April 15, 2023, the Buy-Out Percentage shall be increased by 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase occurs on May 30, 2023, the Buy-Out Percentage shall be increased to 212.5%). Each of the Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment. Each Holder has certain rights with respect to the registration by the Company for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of the Company.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all assets of the Company, although such security interest is subordinated to the Company’s obligations under the SWK Credit Agreement.

On March 4, 2022, the Company also entered into a Credit Agreement (the “Marathon Credit Agreement”) with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (the “Term Loan”). The Term Loan was available to be borrowed only following full FDA approval for marketing of OLPRUVA™ and until December 31, 2022. The Company received approval for its NDA for OLPRUVA™ on December 22, 2022, and the Company and Marathon agreed to an Extension Agreement with respect to the Term Loan on December 30, 2022, which extended the commitment date for funding the Term Loan to January 16, 2023.

The Company, subsequent to December 31, 2022, elected to terminate the Marathon Credit Agreement by entering into a Termination Agreement on January 30, 2023, which terminated the Credit Agreement and the associated Royalty Agreement. See Note 12, Subsequent Events for further discussion of the status of the Marathon Convertible Notes, and the Marathon Credit Agreement.

The Nasdaq Capital Market’s continued listing standards for the Company’s common stock require, among other things, that the Company maintain either (i) stockholders’ equity of $2.5 million, (ii) market value of listed securities of $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On May 31, 2022, the Company received a letter from the listing qualifications department staff of Nasdaq indicating that for the last 30 consecutive business days the Company’s minimum Market Value of Listed Securities (“MVLS”) was below the $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). The Company’s stockholder’s equity and net income from continuing operations were also below the alternate listing standards levels at that time. In accordance with Nasdaq listing rules, the Company had 180 calendar days, or until November 28, 2022, to regain compliance. On December 29, 2022 the Nasdaq Stock Market LLC formally notified the Company that the Company had regained compliance for continued listing on

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

the Nasdaq Capital Market. In addition, pursuant to Nasdaq Listing Rules, the Company is required to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. Following the announcement of topline results in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the Company’s stock has traded below the required minimum bid price for continued listing on Nasdaq. There can be no assurance that the Company will be able to maintain compliance with Nasdaq listing standards. The Company’s failure to meet or to continue to meet these requirements could result in the Company’s common stock being delisted from the Nasdaq Capital Market. If the Company’s common stock were delisted from the Nasdaq Capital Market, among other things, this could result in a number of negative implications, including reduced market price and liquidity of the Company’s common stock as a result of the loss of market efficiencies associated with the Nasdaq, the loss of federal preemption of state securities laws, as well as the potential loss of confidence by suppliers, partners, employees and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of or events of default under certain contractual obligations (including an event of default under the loan agreement for the Marathon Convertible Notes).

Management expects to continue to finance operations through the issuance of additional equity or debt securities, non-dilutive funding, and/or through strategic collaborations. Any transactions which occur may contain covenants that restrict the ability of management to operate the business and any securities issued may have rights, preferences, or privileges senior to the Company’s common stock and may dilute the ownership of current stockholders of the Company. The Company’s cash and cash equivalents available at December 31, 2022, together with the proceeds from the Second Term Loan of $7.0 million which funded on January 31, 2023, net proceeds from its ATM facility subsequent to December 31, 2022, totaling $4.0 million from the sale of 1,462,254 shares for gross aggregate proceeds of $4.1 million and an average per share price of $2.81 less offering costs of $0.1 million, and $2.7 million of gross proceeds from a sale of securities (including 2,335,000 shares of common stock and pre-funded warrants to purchase up to 585,306 shares of common stock pursuant to a registered direct offering as well as warrants to purchase up to 2,920,306 shares of common stock in a concurrent private placement) which closed on March 24, 2023 (the “March 2023 Offering”), are expected to be sufficient to fund its anticipated operating and capital requirements into the middle of the second quarter of 2023.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has suffered recurring losses from operations, negative cash flows from operations, has a net working capital deficiency, has a net capital deficiency, and has minimum unencumbered liquid assets requirements under its SWK Credit Agreement. While the Company has received approval for its OLPRUVA™ product, it has yet to launch the product and establish a source of commercial product revenues and, as such, has been dependent on funding operations through the sale of equity securities, through a collaboration agreement, and through debt instruments. Since inception, the Company has experienced significant losses and incurred negative cash flows from operations. The Company has spent, and expects to continue to spend, a substantial amount of funds in connection with implementing its business strategy, including its planned product development efforts and potential precommercial activities.

As of December 31, 2022, the Company had cash and cash equivalents of $2.3 million and current liabilities of $19.0 million, which include $8.4 million associated with deferred collaboration funding (see Revenue Recognition and Accounting for Collaboration Agreements below in Note 2, Significant Accounting Policies).

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The Company’s cash and cash equivalents available at December 31, 2022, together with the proceeds from the Second Term Loan of $7.0 million which funded on January 31, 2023, net proceeds from its ATM facility subsequent to December 31, 2022, totaling $4.0 million from the sale of 1,462,254 shares for gross aggregate proceeds of $4.1 million and an average per share price of $2.81 less offering costs of $0.1 million, and $2.7 million of gross proceeds from the registered direct offering closed on March 24, 2023, are expected to be sufficient to fund the Company’s anticipated operating and capital requirements into the middle of the second quarter of 2023.

The Company will need to raise additional capital to fund continued operations beyond the middle of the second quarter of 2023. The Company may not be successful in its efforts to raise additional funds or achieve profitable operations. The Company continues to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support its ongoing operations beyond the middle of the second quarter of 2023, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using its ATM facility which has $29.4 million available as of March 24, 2023, although the Company suspended its ATM facility in connection with the March 2023 Offering and entered into a related restriction prohibiting the Company from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of common stock or securities convertible or exercisable into our common stock, subject to certain exceptions, until April 24, 2023. (See At-the-Market Facility and Common Stock Purchase Agreement in Note 9 as well as Note 12.) Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, the Company is only able to issue a limited number of shares under its ATM facility. From May 19, 2020 through March 24, 2023, the Company has raised gross proceeds of $20.6 million from the ATM facility and gross proceeds of $4.0 million from the agreement with Lincoln Park, which equity line facility was completed on December 30, 2022.

If the Company is unable to obtain additional funding to support its current or proposed activities and operations, it may not be able to continue its operations as currently anticipated, which may require it to suspend or terminate any ongoing development activities, modify its business plan, curtail various aspects of its operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, the Company’s stockholders may lose a substantial portion or even all of their investment.

These factors individually and collectively raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the date these financial statements are available, or March 27, 2023. The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern.

Basis of Presentation

Any reference in these notes to applicable guidance is meant to refer to the authoritative accounting principles generally accepted in the U.S., as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these financial statements and related disclosures is in conformity with GAAP. A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements follows:

Use of Estimates

The Company’s accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. From time to time, estimates having relatively higher significance include determination of stand-alone selling price and variable consideration estimates for purposes of measuring collaboration funding, revenue recognition, deferred collaboration funding, stock-based compensation, inputs to fair value for debt, contract manufacturing and clinical trial accruals, and income taxes. Actual results could differ from those estimates and changes in estimates may occur.

Revenue Recognition and Accounting for Collaboration Agreements

The Company’s revenue and collaboration funding are generated from a single collaboration agreement which included the sale of a license of intellectual property. The Company analyzes its collaboration agreements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements, (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, the Company assesses whether aspects of the arrangement between the Company and the collaboration partner are within the scope of other accounting literature. If the Company concludes that some or all aspects of the arrangement represent a transaction with a customer, the Company accounts for those aspects of the arrangement within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). If the Company concludes that some or all aspects of the arrangement are within the scope of ASC 808 and do not represent a transaction with a customer, the Company recognizes the Company’s share of the allocation of the shared costs incurred with respect to the jointly conducted activities as a component of the related expense in the period incurred. Pursuant to ASC 606, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. If the Company concludes a counter-party to a transaction is not a customer or otherwise not within the scope of ASC 606 or ASC 808, the Company considers the guidance in other accounting literature as applicable or by analogy to account for such transaction.

The Company determines the units of account within the collaborative arrangement utilizing the guidance in ASC 606 to determine which promised goods or services are distinct. In order for a promised good or service to be considered “distinct” under ASC 606, the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

For any units of account that fall within the scope of ASC 606, where the other party is a customer, the Company evaluates the separate performance obligation(s) under each contract, determines the transaction price,

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

allocates the transaction price to each performance obligation considering the estimated stand-alone selling prices of the services and recognizes revenue upon the satisfaction of such obligations at a point in time or over time dependent on the satisfaction of one of the following criteria: (1) the customer simultaneously receives and consumes the economic benefits provided by the vendor’s performance; (2) the vendor creates or enhances an asset controlled by the customer; and (3) the vendor’s performance does not create an asset for which the vendor has an alternative use and the vendor has an enforceable right to payment for performance completed to date.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property is recognized only when (or as) the later of the following events occurs: (i) the subsequent sale or usage occurs; or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

On January 25, 2021, the Company entered into the Option Agreement with Relief pursuant to which the Company granted Relief the Exclusivity Option to pursue a potential collaboration and license arrangement with the Company for the development, regulatory approval and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including UCDs and MSUD. The Option Agreement provided a period of time up to June 30, 2021 for the parties to perform additional due diligence and to work toward negotiation and execution of a definitive agreement with respect to the potential collaboration for ACER-001. In consideration for the grant of the Exclusivity Option, (i) the Company received from Relief an upfront nonrefundable payment of $1.0 million, (ii) Relief provided to the Company a 12-month secured loan in the principal amount of $4.0 million, as evidenced by the Note issued by the Company to Relief, and (iii) the Company granted to Relief a security interest in all of its assets to secure performance of the Note, as evidenced by the Security Agreement. The Note was repayable in one lump sum within 12 months from issuance and bore interest at a rate equal to 6% per annum.

On March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Company received a $10.0 million cash payment from Relief (consisting of a $14.0 million “Reimbursement Payment” from Relief to the Company, offset by repayment of the $4.0 million outstanding balance of the Note, plus interest earned through the date of the Collaboration Agreement), and Relief released its security interest in all of the Company’s assets pursuant to the Promissory Note. Under the terms of the Collaboration Agreement, Relief committed to pay the Company up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, the Company received from Relief the $10.0 million First Development Payment. The Company was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, the Company entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. The Company received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company could also receive a total of $6.0 million in milestone payments based on the first European (EU) marketing approvals for a UCD and MSUD.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The Company assessed these agreements in accordance with the authoritative literature and concluded that they meet the definition of a collaborative arrangement per ASC 808. For certain parts of the Collaboration Agreement, the Company concluded that Relief represented a customer while, for other parts of the Collaboration Agreement, Relief did not represent a customer. The units of account of the Collaboration Agreement where Relief does not represent a customer are outside of the scope of ASC 606. The Company also determined that the development and commercialization services and Relief’s right to 60% profit in the Acer Territory is within the scope of ASC Topic 730, Research and Development (“ASC 730”), with regard to funded research and development arrangements.

The Company concluded the promised goods and services contained in the Collaboration Agreement, represented two distinct units of account consisting of a license in the Relief Territory, and a combined promise for the development and commercialization of OLPRUVA™ in the Acer Territory and the payment of 60% net profit from that territory (together, the “Services”). The stand-alone selling price was estimated for each distinct unit of account utilizing an estimate of discounted cashflows associated with each.

The Company determined that the transaction price at the outset of the Collaboration Agreement was $25.0 million, including the Option Fee of $1.0 million, the Reimbursement Payment of $14.0 million, and the First Development Payment of $10.0 million. The Company concluded that consistent with the evaluation of variable consideration, using the most likely amount approach, the Second Development Payment as well as the milestone payments for EU marketing approvals, should be fully constrained until the contingency associated with each payment has been resolved and the Company’s NDA is accepted for review by the FDA, and Relief receives EU marketing approval, respectively. The contingency associated with the Second Development Payment was resolved in the fourth quarter of 2021.

Since ASC 808 does not provide recognition and measurement guidance for collaborative arrangements, the Company applied the principles of ASC 606 for those units of account where Relief is a customer and ASC 730-20 for the funded research and development activities. The license revenue was recognized at the point where the Company determined control was transferred to the customer. The combined unit of account for the Services associated with the allocation of the initial transaction price will be recognized over the service period through the anticipated date of first commercial sale of the OLPRUVA™ approved product in the U.S. The Company also determined that the Services associated with the allocation of the initial transaction price would be satisfied over time as measured using actual costs as incurred by the Company toward the identified development and commercialization services agreed to between the parties up to the point of first commercial sale of the OLPRUVA™ product. Research and development expenses and general and administrative expenses, as they relate to activities governed by the Collaboration Agreement, incurred in satisfying the Services unit-of-account will be recognized as contra-expense within their respective categories, consistent with the presentation guidance in ASC Topic 730.

The Company recognizes a receivable under the Collaboration Agreement when the consideration to be received is deemed unconditional, or when only the passage of time is required before payment of that consideration is due. Amounts receivable under the Collaboration Agreement plus payments received from Relief, net of the amounts recorded as license revenue and as offsets to research and development expenses and to general and administrative expenses, are reported as deferred collaboration funding.

At December 31, 2022, the amount of deferred collaboration funding associated with unsatisfied promises under the Collaboration Agreement amounted to $8.4 million. The Company has recorded $8.4 million as a current liability, which equates to the Company’s estimate of remaining spending under the Collaboration Agreement and which the Company estimates will be recognized within the next 12 months up to the point of the

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

first commercial sale of OLPRUVA™. The non-current liability reported as of December 31, 2021 represented the then current estimated amount that would have been taken against future net profit payments made to Relief should they have occurred. The Company expects to recognize this deferred collaboration funding as it incurs expenses associated with performing the Services up to the date of first commercial sale in the Acer Territory and through the end of the effective date of the Collaboration Agreement. At December 31, 2022, deferred collaboration funding was composed of $35.0 million received from Relief, offset by $1.3 million recognized as license revenue during the year ended December 31, 2021 and $13.9 million recorded as an offset to research and development expenses and $11.4 million recorded as an offset to general and administrative expenses subsequent to signing the Collaboration Agreement and through the date of this report.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2022 and 2021, the Company had $2.1 million and $12.5 million, respectively, in excess of the FDIC insured limit.

Under the Original Term Loan as amended, the Company’s minimum cash requirement was such that its unencumbered liquid assets must not be less than the lesser of (a) the outstanding principal amount of the Original Term Loan, or (b) $1.5 million; provided, however, that due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, required amount pursuant to the foregoing clause (b) is increased to $3.0 million.

The Company recognized a $4.0 million non-cash reduction in a secured loan from Relief during the year ended December 31, 2021, since the Reimbursement Payment from Relief was received net of the amount of principal and interest due in connection with the secured loan.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes among the following:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial instruments consist of cash equivalents, collaboration receivable, accounts payable, accrued expenses, and debt instruments. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature, except for cash equivalents and debt instruments, which were marked to market at the end of each reporting period. See Note 7 for additional information on the fair value of the debt liabilities.

The Company elected the fair value option for both its Original Term Loan and its Marathon Convertible Notes dated March 14, 2022 (see Note 7). The Company adjusts both the Original Term Loan and the Marathon Convertible Notes to fair value through the change in fair value of debt in the accompanying statements of operations. Subsequent unrealized gains and losses on items for which the fair value option is elected are reported in the accompanying statements of operations.

Debt

Convertible notes are regarded as compound instruments, consisting of a liability component and an equity component. The Company determined that it is eligible for the fair value option election in connection with the Original Term Loan and the Marathon Convertible Notes. Each instrument met the definition of a “recognized financial liability” which is an acceptable financial instrument eligible for the fair value option under ASC 825-10-15-4 and do not meet the definition of any of the financial instruments found within ASC 825-10-15-5 that are not eligible for the fair value option. At the date of issuance, the fair value for each instrument is derived from the instrument’s implied discount rate at inception.

Research and Development Expenses

Research and development costs are expensed as incurred and include compensation and related benefits, license fees, and third-party contracted research and manufacturing consultants. The Company sometimes makes nonrefundable advance payments for goods and services that will be used in future research and development activities. These payments are capitalized and recorded as an expense in the period that the goods are received or that the services are performed. From time to time, in connection with the Collaboration Agreement with Relief, the Company may recognize “contra-expense” for the research and development activities which were funded by the Collaboration Agreement. These contra-expense amounts are disclosed parenthetically on the face of the financial statements.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits, and stock-based compensation; precommercial costs; and professional fees for legal, business consulting, auditing, and tax services. The Company expects that general and administrative expenses will be substantial in the future. From time to time, in connection with the Collaboration Agreement with Relief, the Company may recognize “contra-expense” for the general and administrative activities which were funded by the Collaboration Agreement. These contra-expense amounts are disclosed parenthetically on the face of the financial statements.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Clinical Trial and Preclinical Study Expenses

The Company makes estimates of prepaid and/or accrued expenses as of each balance sheet date in its financial statements based on certain facts and circumstances at that time. The Company’s accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred for services provided by contract research organizations (“CROs”), manufacturing organizations, and for other trial- and study-related activities. Payments under the Company’s agreements with external service providers depend on a number of factors such as site initiation, patient screening, enrollment, delivery of reports, and other events. In accruing for these activities, the Company obtains information from various sources and estimates the level of effort or expense allocated to each period. Adjustments to research and development expenses may be necessary in future periods as the Company’s estimates change. As these activities are generally material to the Company’s financial statements, subsequent changes in estimates may result in a material change in the Company’s accruals. No material changes in estimates were recognized in either of the years ended December 31, 2022 and 2021. Accounts payable and accrued expenses include costs associated with preclinical or clinical studies of $0.9 million and $0.2 million at December 31, 2022 and 2021, respectively.

Stock-Based Compensation

The Company records stock-based payments at fair value. The measurement date for compensation expense related to awards is generally the date of the grant. The fair value of awards is recognized as an expense in the statement of operations over the requisite service period, which is generally the vesting period. The Company utilizes the simplified method to estimate the expected term of options until such time that it has adequate option granting and exercise history to refine this estimate. The fair value of options is calculated using the Black-Scholes option pricing model. This option valuation model requires the use of assumptions including, among others, the volatility of stock price, the expected term of the option, and the risk-free interest rate. A limited number of option grants are periodically made to non-employee contractors.

The following assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2022 and 2021 using the Black-Scholes option pricing model:

	2022	2021
Risk-free interest rate	1.18% - 2.95%	0.37% - 0.84%
Expected life (years)	6.25	6.25
Expected volatility	112.0% - 115.0%	92.4%
Dividend rate	0%	0%

Due to its limited operating history and a limited trading history of its common stock in relation to the life of its standard option grants, the Company estimates the volatility of its stock in consideration of a number of factors including the Company’s available stock price history and the stock price volatility of comparable public companies. The expected term of a stock option granted to employees and directors (including non-employee directors) is based on the average of the contractual term (generally ten years) and the vesting period. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The Company recognizes forfeitures related to employee stock-based awards as they occur. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant. Option awards are granted at an exercise price equal to the closing market price of the Company’s common stock on the Nasdaq Capital Market on the date of grant.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Goodwill

Goodwill represents the excess of the purchase price (consideration paid plus net liabilities assumed) of an acquired business over the fair value of the underlying net tangible and intangible assets. The Company’s goodwill is allocated to the Company’s single reporting unit. The Company evaluates the recoverability of goodwill according to ASC Topic 350, Intangibles – Goodwill and Other annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. The Company may opt to perform a qualitative assessment or a quantitative impairment test to determine whether goodwill is impaired. If the Company were to determine based on a qualitative assessment that it was more likely than not that the fair value of the reporting unit was less than its carrying value, a quantitative impairment test would then be performed. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than its carrying amount, a goodwill impairment would be recognized for the difference. The Company performed a qualitative analysis of goodwill as of June 21, 2022 as it considered the Complete Response Letter received from the FDA in June 2022 with respect to the Company’s NDA in respect of OLPRUVA™ (sodium phenylbutyrate) for oral suspension for the treatment of patients with UCDs to be a triggering event requiring it to perform that analysis. Management concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. The Company performed a qualitative analysis of goodwill as of December 31, 2022 and 2021, in which management concluded that it was more likely than not that the fair value of the reporting unit is greater than its carrying amount.

Foreign Currency Transaction Gain/(Loss)

Gains and losses arising from transactions and revaluation of balances denominated in currencies other than U.S. dollars are recorded in foreign currency transaction gain/(loss) on the statements of operations.

Income Taxes

The Company recorded no income tax expense or benefit during the years ended December 31, 2022 and 2021, due to a full valuation allowance recognized against its net deferred tax assets. The Company is primarily subject to U.S. federal and Massachusetts state income taxes. The Company’s tax returns for years 2016 through present are open to tax examinations by U.S. federal and state tax authorities; however, carryforward attributes that were generated prior to January 1, 2016 remain subject to adjustment upon examination if they either have been utilized or will be utilized in a future period. For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. Utilization of net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

The tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the financial statements as of December 31, 2022 and 2021. The Company’s policy is to recognize

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2022 and 2021, the Company had no accruals for interest or penalties related to income tax matters.

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted in the U.S. on March 27, 2020. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The Company is required to recognize the effects of tax law changes in the period of enactment. The enactment of the CARES Act did not result in material adjustments for the income tax provision for the year ended December 31, 2022 or to the Company’s assessment of the realizability of deferred tax assets as the carry back of net operating losses was used as a source of income. There were no other effects to the Company’s tax provision as a result of the CARES Act as of December 31, 2022.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and, in those instances where it would be dilutive, the weighted average number of potential shares of common stock including the assumed exercise of stock options and warrants, the impact of unvested restricted stock, and the potential shares assuming conversion of convertible debt. Basic and diluted shares outstanding are the same for each period presented when all common stock equivalents, including potential shares from convertible debt and warrants, would be antidilutive due to the net losses incurred, except in certain instances as noted below.

The two-class method is an earnings allocation formula that treats a participating security, such as a warrant, as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company has been in a net loss position and while our warrants are considered a participating security, the terms of the warrant agreement does not obligate them to participate in losses. Diluted net income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method or treasury stock method, as applicable, to the potentially dilutive instruments. A contract that may be settled in shares and is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period, and doing so is dilutive to the net loss per share calculation (including as a result of the inclusion of underlying shares in the net loss per share calculation).

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, which is the business of a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

simplifies the accounting for convertible instruments by removing, in certain cases, the need for models that required separate accounting for embedded conversion features and also amends the guidance for the derivatives scope exceptions for contracts in an entity’s own equity. This ASU also requires expanded disclosures, including additional information related to the terms and features of convertible instruments and information about events or conditions that cause conversion contingencies to be met or conversion terms to be significantly changed. The Company early adopted ASU No. 2020-06 in the first quarter of 2021. See Note 6 regarding the Marathon Convertible Notes which were recognized in the first quarter of 2022 consistent with the adoption of this guidance.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force), which clarifies and reduces diversity in issuers’ accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The Company adopted ASU No. 2021-04 in the first quarter of 2022. There was no impact on the Company’s financial statements or disclosures as a result of the adoption of this guidance.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires annual disclosures regarding transactions with a government that are accounted for by applying a grant or contribution accounting model. The Company adopted ASU No. 2021-10 in the fourth quarter of 2021. There was no impact on the Company’s financial statements or disclosures as a result of the adoption of this guidance.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Computer hardware and software	$142,870	$113,847
Leasehold improvements	52,887	60,535
Furniture and fixtures	111,603	145,487
Manufacturing equipment	135,330	—

Subtotal property and equipment, gross	442,690	319,869
Less accumulated depreciation	(228,112)	(205,757)

Property and equipment, net	$214,578	$114,112

Property and equipment are stated on the basis of historical cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Computer hardware and software are depreciated over an estimated useful life of 3 years, leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the duration of the current lease arrangement, furniture and fixtures are depreciated over an estimated useful life of 7 years, and manufacturing equipment is depreciated over the estimated useful life of the particular asset.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

4.	ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Accrued employee bonus and vacation	$2,624,910	$419,354
Accrued interest	313,068	—
Accrued precommercial costs	203,016	395,923
Accrued legal	172,945	162,812
Accrued accounting, audit, and tax fees	82,779	167,630
Accrued license fees	80,526	86,259
Accrued contract research and regulatory consulting	68,432	47,637
Accrued miscellaneous expenses	66,039	216,103
Accrued contract manufacturing	42,679	827,390
Accrued consulting	3,000	105,085

Total accrued expenses	$3,657,394	$2,428,193

5.	LEASES

On March 6, 2018, the Company entered into a lease agreement (the “Newton Lease”), commencing on October 1, 2018, for certain premises, which consist of 2,760 square feet of office space located in Newton, Massachusetts. On March 5, 2019, the Company entered into a modified lease agreement (the “Additional Newton Lease”) to lease an additional 1,600 square feet of office space, commencing on June 1, 2019, located in Newton, Massachusetts. The Newton Lease expired on May 31, 2022. On October 15, 2021, the Company entered into a lease amendment extending the Additional Newton Lease through December 31, 2022. Effective with the expiration of the Newton Lease and the extension of the Newton Additional Lease, the space leased by the Company in Newton was reduced to 1,600 square feet as of June 1, 2022. The Additional Newton Lease expired on December 31, 2022, and the Company is renting space on month-to-month basis for this facility. The Company is required to share in certain taxes and operating expenses associated with the Newton Lease and the Additional Newton Lease.

The Company entered into a triple net lease (the “Bend Lease”) effective April 1, 2018 for certain premises consisting of 2,288 square feet of office space located in Bend, Oregon. On April 23, 2019, the Company entered into a modified lease agreement (the “Additional Bend Lease”) to lease an additional 1,389 square feet of office space, commencing on May 1, 2019, located in Bend, Oregon. On November 17, 2021, the Company entered into a lease agreement to extend the term of the Bend Lease and the Additional Bend Lease to June 30, 2022 and to further extend the term either (1) until June 30, 2027 if FDA approval of OLPRUVA™ was received in June 2022, or (2) until June 30, 2025 if FDA approval of OLPRUVA™ was not received in June 2022. As FDA approval of OLPRUVA™ was not received in June 2022, the Company entered into a lease amendment in June 2022 such that the renewal term for this office space was extended until June 30, 2025.

The leases for the Newton and Bend office space are classified as operating leases. The leases contain immaterial provisions for rent holidays and rent escalations over the term of the leases, which have been included in the Company’s right of use asset and lease liabilities. In the year ended December 31, 2021, the Company recorded a non-cash transaction to recognize an additional $0.4 million right of use asset and lease liability in conjunction with the modifications to the leases. The Company’s lease liability as of December 31, 2022 and

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

2021 represents the net present value of future lease payments utilizing discount rates of 8% to 10%, which correspond to the Company’s incremental borrowing rates as of the effective dates of the leases. As of December 31, 2022, the weighted average remaining lease term was 2.8 years. For the years ended December 31, 2022 and 2021, the Company recorded expense of $0.2 million and $0.3 million, respectively, related to the leases and made cash payments of $0.2 million and $0.3 million, respectively, for amounts included in the measurement of lease liabilities. The Company is therefore reporting a right-of-use asset of $0.2 million in Other non-current assets and lease liabilities totaling $0.2 million in Other current liabilities and Other non-current liabilities as of December 31, 2022.

The following table reconciles the undiscounted lease liabilities to the total lease liabilities recognized on the balance sheet as of December 31, 2022.

Undiscounted lease liabilities for years ending December 31,
2023	103,925
2024	107,290
2025	54,579

Total undiscounted lease liabilities	$265,794
Less effects of discounting	(16,204)

Total lease liabilities as of December 31, 2022	$249,590

The Company’s lease liabilities are reported on the balance sheets as follows:

	December 31,
	2022	2021
Other current liabilities	$103,925	$184,340
Other non-current liabilities	145,665	209,497

Total lease liabilities	$249,590	$393,837

6.	DEBT

SWK Credit Agreement

On March 4, 2022, the Company entered into the SWK Credit Agreement with the lenders party thereto and SWK, as the agent, sole lead arranger and sole bookrunner, which provides for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (the “Original Term Loan”). The Original Term Loan closed on March 14, 2022, after consummation of the Convertible Note Financing (as defined and described below) as well as the satisfaction of other closing conditions as set forth in the SWK Credit Agreement. The proceeds of the Original Term Loan are being used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement (as defined and described below) and the Marathon Credit Agreement (as defined and described below) and for other working capital and general corporate purposes. On August 19, 2022, the Company entered into an amendment (the “First Amendment”) to the SWK Credit Agreement, which extended the date through which the Company has the option to capitalize interest on the SWK Credit Agreement and which revised the Company’s minimum cash requirement under the Original Term Loan.

The Original Term Loan bears interest at an annual rate of the sum of (i) 3-month LIBOR (or such other rate as may be agreed by the Company and SWK following the date on which 3-month LIBOR is no longer

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

available), subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. For the period ended December 31, 2022, the current interest rate applicable to the Original Term Loan is 15.8%. The Company has the option to capitalize such interest commencing on the date on which the Original Term Loan was funded and continuing until February 15, 2023. Commencing on February 15, 2023, the principal amount of the Original Term Loan will amortize at a rate of $0.7 million payable quarterly. The final maturity date of the Original Term Loan is March 4, 2024. The Company is required to pay $2.1 million of principal payments in 2023, with the remainder payable in 2024. The Company has the option to prepay the Original Term Loan in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all paid-in-kind interest amounts. The Original Term Loan contains a provision for the establishment of an alternative rate of interest if LIBOR were to no longer be available at any point while the Original Term Loan is outstanding. Under the Original Term Loan as amended, the Company’s minimum cash requirement is such that its unencumbered liquid assets must not be less than the lesser of (a) the outstanding principal amount of the Original Term Loan, or (b) $1.5 million; provided, however, that such $1.5 million amount shall automatically be increased to $3.0 million on the date that is 14 days following the date, if any, that the Company’s Board of Directors determines that discontinuation of the development program for the Company’s product candidate known as ACER-801 (osanetant) for the treatment of vasomotor symptoms is warranted based upon a serious adverse event or a lack of efficacy at any dose studied in the results from a completed Phase 2a trial.

The Original Term Loan is secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to the SWK Security Agreement. The SWK Credit Agreement contains customary representations and warranties and affirmative and negative covenants. The Company paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded. The Original Term Loan contains certain provisions which could accelerate the maturity date of the outstanding loan should the Company be out of compliance with any of the stated covenants. At December 31, 2022, the Company did not deem probable any events that would give rise to such an acceleration. The Company classified the fair value of the interest and principal amortization payments of $1.5 million due within twelve months from the date of this report as current in the balance sheet as of December 31, 2022.

In connection with the execution of the SWK Credit Agreement, the Company issued a warrant (the “First SWK Warrant”) to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, the Company issued to SWK an additional warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.51 per share (such warrant, the “SWK Amendment Warrant” and, together with the First SWK Warrant, the “SWK Warrants”). SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

The Company recognized the fair value of the First SWK Warrant for $0.3 million as additional paid in capital as of the date of the closing of the transaction. Additionally, the Company recognized the fair value of the SWK Amendment Warrant in connection with the First Amendment, for $0.1 million as additional paid in capital and as non-operating cost of debt issuance, as of the date of the First Amendment.

The Company evaluated its compliance with all covenants with respect to the SWK Credit Agreement as amended and concluded that it was in compliance as of December 31, 2022.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

See Note 12, Subsequent Events for further discussion of the status of the SWK Credit Agreement and related arrangements.

Marathon Convertible Notes

On March 4, 2022, the Company also entered into the Marathon Convertible Note Purchase Agreement with MAM Aardvark, LLC (“Marathon”) and Marathon Healthcare Finance Fund, L.P. (“Marathon Fund” and together with “Marathon” each a “Holder” and collectively the “Holders”) pursuant to which the Company issued and sold to the Holders the Marathon Convertible Notes in an aggregate amount of $6.0 million (the “Convertible Note Financing”). The Convertible Note Financing closed on March 14, 2022 after satisfaction of closing conditions as set forth in the Marathon Convertible Note Purchase Agreement. The proceeds of the Convertible Note Financing are being used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that until the first to occur of OLPRUVA™ Approval and the repayment in full of the Original Term Loan, interest will not be payable in cash, but will accrue and be payable in cash upon the earlier of a) the repayment of all obligations under the Original Term Loan and termination of such Original Term Loan or b) within three business days of OLPRUVA™ Approval. Subject to the restrictions set forth in an agreement among each of the Holders and SWK, as agent and lender, and any other intercreditor or subordination agreement entered into in connection with the Term Loan (defined below), each of the Holders has the right, during the 30-day periods beginning 12 months, 18 months and 24 months after the closing date of the Convertible Note Financing, to require the Company to redeem the Convertible Secured Note held by such Holder at a redemption price of the outstanding principal amount plus any accrued but unpaid interest. In the event of default, interest on the Marathon Convertible Notes will increase to the lower of 11.5% per annum or the highest rate permitted by law. Each of the Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment, for an aggregate of 2.4 million shares upon conversion of the original principal amount. The nature of the adjustment to conversion price is limited to instances such as stock splits and reverse stock splits. Each Holder has certain rights with respect to the registration by the Company for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of the Company.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all assets of the Company, although such security interest is subordinated to the Company’s obligations under the SWK Credit Agreement and may also be subordinated to the Company’s obligations under the Marathon Credit Agreement.

The Company evaluated its compliance with all covenants with respect to the Marathon Convertible Note Purchase Agreement and concluded that it was in compliance as of December 31, 2022.

See Note 12, Subsequent Events for further discussion of the status of the Marathon Convertible Notes.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Marathon Credit Agreement

On March 4, 2022, the Company also entered into the Marathon Credit Agreement with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provides for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (the “Term Loan”). The Term Loan will be available to be borrowed only following OLPRUVA™ Approval and until December 31, 2022 (i.e., if OLPRUVA™ Approval does not occur on or before December 31, 2022, then the Term Loan will not be available unless the Company is able to obtain an extension for the time period beyond December 31, 2022, to the actual PDUFA target action date), and funding of the Term Loan is also subject to the satisfaction of conditions as set forth in the Marathon Credit Agreement. Although the Company’s resubmitted NDA in respect of OLPRUVA™ (sodium phenylbutyrate) for oral suspension for the treatment of patients with UCDs has been accepted for substantive review by the FDA, the PDUFA target action date is January 15, 2023. The Term Loan, if it becomes available, will be used to refinance certain other indebtedness of the Company (including the Original Term Loan), to pay fees, costs and expenses related to the Marathon Credit Agreement and for other working capital and general corporate purposes. Should the Term Loan become available, the Company will pay Marathon a commitment fee equal to 1.5% of the term loan amount. The Marathon Credit Agreement also includes an accordion feature pursuant to which the Company, Marathon and the lenders under the Marathon Credit Agreement may agree to increase the Term Loan commitments by up to an additional $50.0 million dollars for a total commitment of $92.5 million; provided, however, that any such increase is within the sole discretion of each party (i.e., the Company cannot unilaterally trigger such an increase).

The Term Loan would bear interest at an annual rate of 13.5% and would be payable quarterly in arrears. The Company would have the option to capitalize up to 4% of such interest commencing on the Term Loan Funding Date and continuing until the third anniversary of the Term Loan Funding Date. Commencing on the third anniversary of the Term Loan Funding Date, the principal outstanding amount of the Term Loan would amortize at a rate of 2.78%, payable monthly. The final maturity date of the Term Loan would be the earlier of six years after the Term Loan Funding Date or December 31, 2028. The Company would have the option to prepay the Term Loan in whole or in part at any time, subject to a prepayment fee equal to (a) if the prepayment is made prior to March 4, 2025, then the greater of 5% or the amount of interest that would have accrued from the date of prepayment until March 4, 2025, (b) if the prepayment is made on or after March 4, 2025, but prior to March 4, 2026, then 3%, (c) if the prepayment is made on or after March 4, 2026, but prior to March 4, 2027, then 2%, or (d) if the prepayment is made on or after March 4, 2027, then 1%.

The Term Loan would be secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to a Guarantee and Collateral Agreement to be entered into on the Term Loan Funding Date between the Company and Marathon, as agent (the “Marathon Security Agreement”). The Marathon Credit Agreement contains customary representations and warranties and affirmative and negative covenants. The Company paid $0.2 million in commitment fees to Marathon in connection with obtaining the commitments in respect of the Term Loan and will pay $0.6 million in additional commitment fees to Marathon following OLPRUVA™ Approval or any change of control of the Company or sale or transfer of the OLPRUVA™ product.

In connection with the Marathon Credit Agreement, on March 4, 2022, the Company, Marathon and the Marathon Fund also entered into the Royalty Agreement pursuant to which, in the event of the funding of the Term Loan, the Company will pay Marathon and the Marathon Fund, on a quarterly basis, 2% of certain aggregate commercial revenue from sales of OLPRUVA™ during that quarter (i.e., 2% of the net sales and of the amount of certain other payments), subject to a cap on the aggregate amount of such payments of $15.0 million. Upon a change of control of the Company or the sale of the OLPRUVA™ business to a third party, the Company would pay Marathon and the Marathon Fund the difference between $15.0 million and the aggregate amount of

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

the payments previously made by the Company to Marathon and the Marathon Fund pursuant to the Royalty Agreement.

As of December 31, 2022, the Company had not requested funding of the Term Loan, and as such had not triggered the associated Royalty Agreement. On December 30, 2022, the Company and Marathon entered into an Extension Agreement which extended the Term Loan Commitment Date to January 16, 2023. See Note 12, Subsequent Events for further discussion of the status of the Marathon Convertible Notes and the Marathon Credit Agreement.

The Company engaged an exclusive financial advisor with respect to the financings contemplated by the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement. In connection with the funding of the Original Term Loan and the Convertible Note Financing, the Company paid its financial advisor a fee of $0.5 million for its services.

The Company is eligible to elect the fair value option under ASC 815 and bypass analysis of potential embedded derivatives and further analysis of bifurcation of any such financial instruments and has elected such option. The Company recognized the First SWK Warrant at fair value as of the date of the close of the transaction and recorded it in equity. The Original Term Loan and Marathon Convertible Notes met the definition of a “recognized financial liability” which is an acceptable financial instrument eligible for the fair value option under ASC 825-10-15-4 and do not meet the definition of any of the financial instruments found within ASC 825-10-15-5 that are not eligible for the fair value option. Therefore, both the Original Term Loan and Marathon Convertible Notes are recorded at their fair value upon issuance and subsequently re-measured at each reporting period until their maturity, prepayment or conversion. Additionally, all issuance costs incurred in connection with a debt instrument that is measured at fair value pursuant to the election of the fair value option are expensed during the period the debt is acquired. The Original Term Loan was recorded at fair value of $6.2 million after allocating the fair value of the First SWK Warrant of $0.3 million.

The Company incurred $1.2 million of debt issuance costs, which were expensed as incurred due to the election of the fair value option and were included in interest expense in the accompanying statement of operations for the year ended December 31, 2022. Debt issuance costs were comprised of $0.5 million that related to the costs and expense paid directly to SWK and the Holders, $0.7 million of costs and expenses paid to the Company’s financial advisor, and other legal and accounting costs. The fee of $0.2 million paid in connection with obtaining the commitments in respect of the Term Loan was paid to Marathon through gross proceeds received from the Marathon Convertible Notes. The Company recorded this fee as expense during the year ended December 31, 2022. As a result of the approval of OLPRUVA™, the Company will pay $0.6 million for the Term Loan commitment fee and has recognized a liability for $0.6 million and a current asset for deferred financing costs of $0.4 million as of December 31, 2022, and has recognized expense during the period of $0.2 million for this fee.

See Note 12, Subsequent Events for further discussion of the status of the Term Loan and related arrangements.

7.	FAIR VALUE MEASUREMENTS

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At each reporting period, the Company reviews the assets and liabilities that are subject to ASC 815-40. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs or instruments which trade infrequently and therefore have little or no price transparency are classified as Level 3. The valuation methodologies used for the Company’s financial instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set forth in the tables below.

The following table presents the Company’s assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2022.

	As of December 31, 2022		Fair Value Measurements As of December 31, 2022
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets:
Money Market Funds in Cash Equivalents	$1,829,218	$1,829,218	$1,829,218	$—	$—

Liabilities:
Debt:
Marathon Convertible Notes	$6,360,600	$6,360,600	$—	$—	$6,360,600
Original Term Loan	$5,567,231	$5,567,231	$—	$—	$5,567,231

	$11,927,831	$11,927,831	$—	$—	$11,927,831

A lattice-based model was used to estimate the fair value of the Marathon Convertible Notes at December 31, 2022. The lattice model utilizes a “decision tree,” whereby future movement in the Company’s common stock price is estimated based on a volatility factor. Additionally, the Company included in its decision tree, when relevant, a probability assessment of the approval of ACER-001 and the resulting impact of such an event. The Company classified the fair value of the Marathon Convertible Notes as a Level 3 measurement due to the lack of observable market data. The lattice model requires the development and use of assumptions, including the Company’s stock price volatility returns, an appropriate risk-free interest rate, default intensity rate, and expected recovery rate given default.

The Company updated its estimate of fair value of the Original Term Loan based on the probability-weighted net present value of future cash flows at December 31, 2022.

The significant unobservable inputs used in calculating the fair value of the Marathon Convertible Notes and Original Term Loan represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Any significant changes in the inputs described herein may result in significantly higher or lower fair value measurements. The Company recognized a decrease in the fair value of the Original Term Loan of $0.6 million during the year ended December 31, 2022 through non-operating income in the statement of operations as “Changes in fair value of debt instruments gain (loss)”. During the year ended December 31, 2022, the Company recognized an increase in the fair value of the Marathon Convertible Notes of $0.4 million through non-operating income in the statement of operations. The Company recognized $0.3 million of accrued interest in connection with the Marathon Convertible Notes as of December 31, 2022 for the interest accrued on the notes since the date of issuance and payable as of this date in cash, now that it is allowable under the subordination agreement with the receipt of approval of OLPRUVA™.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The following table describes changes in debt recorded at fair value in the Company’s financial statements for the year ended December 31, 2022.

	December 31, 2021	Loan Received	Payments	Accrued interest expense	Adjustment to Fair Value Mark to Market	December 31, 2022
Marathon Convertible Notes (1)	$—	$6,000,000	$—	$313,068	$47,532	$6,360,600
Original Term Loan	—	6,172,969	—	—	(605,738)	5,567,231

	$—	$12,172,969	$—	$313,068	$(558,206)	$11,927,831

(1)	Marathon Convertible Notes were recorded as $0.3 million in accrued interest expenses and $6.0 million in convertible note payable, at fair value in the Company’s balance sheet at December 31, 2022.

8.	COMMITMENTS AND CONTINGENCIES

License Agreements

In April 2014, the Company obtained exclusive rights to intellectual property relating to OLPRUVA™ for the treatment of inborn errors of branched-chain amino acid metabolism, including MSUD, and preclinical and clinical data, through a license agreement with Baylor College of Medicine (“BCM”). Under the terms of the agreement, as amended, the Company has worldwide exclusive rights to develop, manufacture, use, sell and import licensed products as defined in the agreement. The license agreement requires the Company to make certain upfront and annual payments to BCM, as well as reimburse certain legal costs, make payments upon achievement of defined milestones, and pay royalties in the low single-digit percent range on net sales of any developed product over the royalty term.

In August 2016, the Company signed an agreement with Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou (“AP-HP”) (via its Department of Clinical Research and Development) granting the Company the exclusive worldwide rights to access and use data from a randomized, controlled clinical study of celiprolol. The Company used this pivotal clinical data to support an NDA regulatory filing for EDSIVO™ for the treatment of vEDS. The agreement requires the Company to make certain upfront payments to AP-HP, as well as reimburse certain costs and make payment of royalties in the low single-digit percent range on net sales of celiprolol over the royalty term.

In September 2018, the Company entered into a License Agreement for Development and Exploitation with AP-HP to acquire the exclusive worldwide intellectual property rights to three European patent applications relating to certain uses of celiprolol including (i) the optimal dose of celiprolol in treating vEDS patients, (ii) the use of celiprolol during pregnancy and (iii) the use of celiprolol to treat kyphoscoliotic Ehlers-Danlos syndrome (type VI). Pursuant to the agreement, the Company will reimburse AP-HP for certain costs and will pay annual maintenance fee payments. Subject to a minimum royalty amount, the Company will also pay royalty payments on annual net sales of celiprolol during the royalty term in the low single digit percent range, depending upon whether there is a valid claim of a licensed patent. Under the agreement, the Company will control and pay the costs of ongoing patent prosecution and maintenance for the licensed applications. The Company may terminate the agreement in its sole discretion upon written notice to AP-HP, and AP-HP may terminate the agreement in the event the Company fails to make the required payments after notice and opportunity to cure. Additionally, the agreement will terminate if the Company terminates clinical development, marketing approval is withdrawn by the health or regulatory authorities in all countries, the Company ceases to do business or there is a procedure of winding-up by court decision against the Company. The Company subsequently filed three U.S. patent applications on this subject matter in October 2018.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

In December 2018, the Company entered into an exclusive license agreement with Sanofi granting the Company worldwide rights to ACER-801, a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. The agreement required the Company to make a certain upfront payment to Sanofi, make payments upon achievement of defined development and sales milestones and pay royalties on net sales of ACER-801 over the royalty term. The Company plans to initially pursue development of ACER-801 as a potential treatment for iVMS.

In May 2021, the Company entered into an agreement with Emory University to acquire the exclusive worldwide intellectual property rights to a family of patents and patent applications related to the use of neurokinin receptor antagonists in managing conditioned fear and treating anxiety disorders including post-traumatic stress disorder. The Company has obtained issued claims in both Europe and the United States and continues to pursue additional claim scope in both jurisdictions. Pursuant to the agreement, the Company reimburses Emory for certain patent prosecution costs and annual maintenance fees. Should the Company obtain approval for a treatment method within the scope of a valid claim of a licensed patent, the Company will be obligated to make royalty payments on annual net sales of osanetant either in the low single digit percent range, or alternatively, that meet an agreed minimum royalty.

Collaboration Agreement

On March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Collaboration Agreement is the culmination of the Option Agreement previously entered into between the Company and Relief on January 25, 2021, which provided Relief with an exclusive period of time up to June 30, 2021 for the parties to enter into a mutually acceptable definitive agreement with respect to the potential collaboration and license arrangements. In consideration for the grant of the exclusivity option, (i) the Company received from Relief an upfront non-refundable payment of $1.0 million, (ii) Relief provided to the Company a 12-month secured loan in the principal amount of $4.0 million with interest at a rate equal to 6% per annum, as evidenced by a promissory note the Company issued to Relief, and (iii) the Company granted Relief a security interest in all of its assets to secure performance of the promissory note, as evidenced by a security agreement. Upon signing the Collaboration Agreement, the Company received a $10.0 million cash payment from Relief (the $14.0 million (“Reimbursement Payment”) from Relief to the Company, offset by repayment of the $4.0 million outstanding balance of the prior loan, plus interest), and Relief released its security interest in the Company’s assets pursuant to the Promissory Note. Under the terms of the Collaboration Agreement, Relief committed to pay the Company Development Payments of up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, the Company received from Relief the $10.0 million First Development Payment. The Company was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, the Company entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. The Company received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company could also receive a total of $6.0 million in milestone payments based on the first European (EU) marketing approvals of OLPRUVA™ for a UCD and MSUD.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Paycheck Protection Program (“PPP”) Loan

On April 11, 2020, the Company was advised that its principal bank, JPMorgan Chase Bank, N.A., had approved a $0.6 million loan under the PPP pursuant to the CARES Act that was signed into law on March 27, 2020. As a U.S. small business, the Company qualified for the PPP, which allows businesses and nonprofits with fewer than 500 employees to obtain loans of up to $10 million to incent companies to maintain their workers as they manage the business disruptions caused by the COVID-19 pandemic.

The loan, evidenced by a promissory note to JPMorgan Chase Bank, N.A. as lender, had a term of two years, was unsecured, and was guaranteed by the Small Business Administration. The loan bore interest at a fixed rate of one percent per annum, with the first six months of interest and principal deferred. Some or all of a loan may be forgiven if at least 75% of the loan proceeds are used by the Company to cover payroll costs, including benefits, and if the Company maintains its employment and compensation within certain parameters during the period following the loan origination date and complies with other relevant conditions. On June 5, 2020, the Payroll Protection Flexibility Act of 2020 was signed into law, adjusting certain terms of the loans issued under the PPP, including extending the initial deferral period from six to up to ten months, reducing from 75% to 60% the portion of loan proceeds required to be used to cover payroll costs, and allowing borrowers to elect a 24-week rather than an eight-week period related to employment and compensation provisions.

The Company accounted for the loan according to ASC 470. The Company was advised by JPMorgan Chase Bank, N.A. that the principal and interest associated with its PPP loan were forgiven in full as of June 10, 2021.

Litigation

From time to time, the Company may become involved in litigation or proceedings relating to claims arising out of its operations. To the extent that the Company incurs legal costs associated with any potential loss contingency, those legal costs are expensed as incurred.

The Securities Class Action and Stockholder Derivative Actions

On July 1, 2019, plaintiff Tyler Sell filed a putative class action lawsuit, Sell v. Acer Therapeutics Inc. et al., No. 1:19-cv-06137GHW, against the Company, Chris Schelling and Harry Palmin, in the U.S. District Court for the Southern District of New York. The Complaint alleged that the Company violated federal securities laws by allegedly making material false and misleading statements regarding the likelihood of FDA approval for the EDSIVO™ NDA. With the selection of a lead plaintiff, the case was later captioned Skiadas v. Acer Therapeutics Inc. et al. The parties reached an agreement in principle to settle this action for a payment of $8.4 million, which was approved by the Court on January 7, 2022. As of December 31, 2021, the Company had recognized liabilities of $8.4 million for the proposed settlement and of $0.9 million for costs related to both the derivative and class action cases in other current liabilities and had also recognized an asset of an equal amount in other current assets representing the recovery from its insurance carriers of an equal amount. Both the liabilities and the asset were derecognized during the year ending December 31, 2022 as payment of the settlement was made by the Company’s insurance carriers.

On August 12, 2019, a stockholder derivative action, Gress v. Aselage et al., No. 1:19-cv-01505-MN, was filed in the U.S. District Court for the District of Delaware against certain of the Company’s present and former officers and directors, asserting damages resulting from the alleged breach of their fiduciary duties, based on the same facts at issue in the Skiadas case. On March 17, 2020, a second stockholder derivative action, Giroux v.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Amello et al., No. 1:20-cv-10537-GAO, was filed in the U.S. District Court for the District of Massachusetts against certain of the Company’s present and former officers and directors, asserting claims based on the same facts at issue in the Skiadas and Gress cases. On June 23, 2020, a third stockholder derivative action, King v. Schelling, et al., No. 1:20-cv-04779-GHW, was filed in the U.S. District Court for the Southern District of New York against certain of the Company’s present and former officers and directors that arises from the same facts underlying the Skiadas, Gress, and Giroux cases. On July 6, 2020, a fourth stockholder derivative action, Diaz v. Amello et al., No. 1:20-cv-00909-MN, was filed in the U.S. District Court for the District of Delaware. By Stipulation and Order dated August 7, 2020, the Gress and Diaz cases were consolidated under the caption In re Acer Therapeutics Inc. Derivative Litigation, Lead Case No. 1:19-cv-01505-MN. As disclosed previously, the parties reached an agreement to settle all of the derivative cases. At a hearing held on May 12, 2021 in the District Court of Massachusetts, the Court administering the matter, the settlement was approved. Payment of the settlement amount of $0.5 million, plus legal fees and costs in excess of the retention (deductible) amount, has been made by the Company’s insurance carriers.

Commitments Under Clinical Trial Agreements

The Company has entered into agreements with two CROs in connection with the conduct of two separate clinical trials for EDSIVO™ and ACER-801. As a part of those agreements, the Company has agreed to pay any third-party costs or subcontracts associated with those agreements which are unpaid by the CRO. Such reimbursement would apply only to costs approved in advance by the Company. Those CRO agreements are subject to termination at any time, with or without cause, by the Company, in which case only costs earned or non-cancellable to date of termination would remain subject to reimbursement.

9.	STOCKHOLDERS’ (DEFICIT) EQUITY

At-the-Market Facility

On November 9, 2018, the Company entered into a sales agreement with Roth Capital Partners, LLC, and on March 18, 2020, the Company entered into an amended and restated sales agreement with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC. The agreement provides a facility for the offer and sale of shares of common stock from time to time having an aggregate offering price of up to $50.0 million depending upon market demand, in transactions deemed to be an “at-the-market” (“ATM”) offering. The Company has no obligation to sell any shares of common stock pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. The Company will need to keep current its shelf registration statement and the offering prospectus relating to the ATM facility, in addition to providing certain periodic deliverables under the sales agreement, in order to use such facility. Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, the Company is currently only able to issue a limited number of shares which aggregate to not more than one-third of the Company’s public float. During the year ended December 31, 2022, the Company sold an aggregate of 3,312,471 shares of common stock through the ATM at an average gross sale price of $1.9749 per share, for gross proceeds of $6.5 million. Proceeds, net of $0.2 million in fees and offering costs, were $6.3 million. During the year ended December 31, 2021, the Company sold 877,107 shares of common stock at an average gross sale price of $3.1692 per share, for gross proceeds of $2.8 million. Proceeds, net of $0.2 million of fees and offering costs were $2.6 million. As of December 31, 2022, $33.5 million remained available under the Company’s ATM facility.

See Note 12, Subsequent Events for further discussion of the status of the Company’s ATM facility.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Common Stock Purchase Agreement

On April 30, 2020, the Company entered into an equity line purchase agreement and a registration rights agreement pursuant to which Lincoln Park committed to purchase up to $15.0 million of the Company’s common stock. Under the terms and subject to the conditions of the purchase agreement, the Company had the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park was obligated to purchase up to $15.0 million of the Company’s common stock. Such sales of common stock by the Company were subject to certain limitations, and occurred from time to time, at the Company’s sole discretion, over the 36-month period commencing on June 8, 2020. The number of shares the Company was able to sell to Lincoln Park on any single business day in a regular purchase was 50,000, but that amount was able to be increased up to 100,000 shares, depending upon the market price of the Company’s common stock at the time of sale and subject to a maximum limit of $1.0 million per regular purchase. The purchase price per share for each such regular purchase was based on prevailing market prices of the Company’s common stock immediately preceding the time of sale as computed under the purchase agreement. In addition to regular purchases, the Company was also able to direct Lincoln Park to purchase other amounts as accelerated purchases or as additional accelerated purchases if the closing sale price of the common stock exceeded certain threshold prices as set forth in the purchase agreement.

Under applicable rules of the Nasdaq Capital Market, in no event may the Company issue or sell to Lincoln Park under the purchase agreement more than 19.99% of the shares of the Company’s common stock outstanding immediately prior to the execution of the purchase agreement, unless (i) the Company obtains stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of common stock to Lincoln Park under the purchase agreement equals or exceeds $2.1668, such that issuances and sales of the common stock to Lincoln Park under the purchase agreement would be exempt from the issuance limitation under applicable Nasdaq rules.

Lincoln Park has no right to require the Company to sell any shares of common stock to Lincoln Park, but Lincoln Park is obligated to make purchases as the Company directs, subject to certain conditions. In all instances, the Company may not sell shares of its common stock to Lincoln Park under the purchase agreement if doing so would result in Lincoln Park beneficially owning more than 9.99% of its common stock. The Company determined that the right to sell additional shares represents a freestanding put option under ASC 815 Derivatives and Hedging, but has a fair value of zero, and therefore no additional accounting was required.

Actual sales of shares of common stock to Lincoln Park under the purchase agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations. However, there can be no assurance that the Company will be able to receive the entire obligation amount from Lincoln Park because the purchase agreement contains limitations, restrictions, requirements, events of default and other provisions that could limit the Company’s ability to cause Lincoln Park to buy common stock from the Company.

The proceeds under the purchase agreement to the Company will depend on the frequency and prices at which the Company sells shares of its stock to Lincoln Park. The Company issued 148,148 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the purchase agreement. The $0.4 million fair value of the commitment fee shares was recorded to General and administrative expenses along with other costs incurred in connection with entering into the purchase agreement.

During the year ended December 31, 2022, the Company sold 772,057 shares of common stock under its purchase agreement with Lincoln Park at a weighted average price of $1.42 per share, resulting in net proceeds of

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

$1.1 million. During the year ended December 31, 2021, the Company sold 200,000 shares of common stock under its purchase agreement with Lincoln Park at a weighted average price of $2.47 per share, resulting in proceeds of $0.5 million. The Lincoln Park facility was completed on December 30, 2022.

Private Placement

On November 29, 2022, the Company entered into a securities purchase agreement for the sale and issuance of an aggregate of 1,229,508 shares of the Company’s common stock, for an aggregate purchase price of $1.5 million, in a private placement with the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors and with the Chairman of the Company’s Board of Directors at a price per share of $1.22. The shares of common stock issued in the private placement constitute “restricted securities” under the federal securities laws and are subject to a minimum six-month holding period.

2018 Stock Incentive Plan

The Company’s 2018 Stock Incentive Plan (the “2018 Plan”), adopted on May 14, 2018, originally provided for the grant of up to 500,000 shares of common stock as stock options, restricted stock, stock appreciation rights, restricted stock units, performance-based awards and cash-based awards that may be settled in cash, stock or other property to employees, executive officers, directors, and consultants.

In addition to the 500,000 shares, the total number of shares reserved for issuance under the 2018 Plan also consists of the sum of the number of shares subject to outstanding awards under the Company’s 2010 Stock Incentive Plan, as amended and restated (the “2010 Plan”), and the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), as of the effective date of the 2018 Plan that are subsequently forfeited or terminated for any reason prior to being exercised or settled, plus the number of shares subject to vesting restrictions under the 2010 Plan and the 2013 Plan on the effective date of the 2018 Plan that are subsequently forfeited, plus the number of shares reserved but not issued or subject to outstanding grants under the 2010 Plan and the 2013 Plan as of the effective date of the 2018 Plan, up to a maximum of 635,170 shares in aggregate. In addition, the number of shares authorized for issuance under the 2018 Plan is automatically increased (the “evergreen provision”) on the first day of each fiscal year beginning on January 1, 2019, and ending on (and including) January 1, 2028, in an amount equal to the lesser of (i) 4% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (ii) another amount (including zero) determined by the Company’s Board of Directors. On January 1, 2022 and 2021, 572,410 and 529,325 additional shares, respectively, were authorized according to the evergreen provision. On February 18, 2022, the Company’s Board of Directors amended and restated the 2018 Plan to add a provision permitting the grant of inducement awards under Nasdaq Marketplace Rule 5635(c)(4) to eligible recipients and initially reserved 200,000 shares of the Company’s common stock for issuance pursuant to inducement awards granted under the 2018 Plan. Any shares subject to awards granted under the 2018 Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash, will again become available for issuance under the 2018 Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2018 Plan.

The 2018 Plan is administered by the Company’s Board of Directors, which may in turn delegate authority to administer the plan to a committee such as the Compensation Committee, referred to herein as the 2018 Plan administrator. Subject to the terms of the 2018 Plan, the 2018 Plan administrator will determine recipients, the number of shares or amount of cash subject to awards to be granted, whether an option is to be an incentive stock options or non-incentive stock options and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the 2018 Plan administrator will also

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

determine the exercise price of options granted under the 2018 Plan. The 2018 Plan expressly provides that, without the approval of the stockholders, the 2018 Plan administrator does not have the authority to reduce the exercise price of any outstanding stock options or stock appreciation rights under the 2018 Plan (except in connection with certain corporate transactions, such as stock splits, certain dividends, recapitalizations, reorganizations, mergers, spin-offs and the like), or cancel any outstanding underwater stock options or stock appreciation rights in exchange for cash or new stock awards under the 2018 Plan.

Option awards are generally granted with an exercise price equal to the fair value of the common stock at the date of grant and have contractual terms of ten years. Stock options granted to executive officers and employees generally vest either 1) over a four-year period, with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting quarterly over the remaining three years, assuming continued service, and with vesting acceleration in full immediately prior to a change in control, or 2) for certain stock options granted on September 18, 2019, 50% vesting on each of January 1, 2021 and January 1, 2022, assuming continued service, and with vesting acceleration in full immediately prior to a change in control. For certain grants such as those made to members of the Company’s Board of Directors, vesting occurs 12 months after the date of the grant. Restricted stock units generally vest and are settled upon the first anniversary of the grant date. There were no grants of restricted stock units during the years ended December 31, 2022 or 2021 and no unvested restricted stock units as of December 31, 2022 or 2021.

At December 31, 2022, 389,313 shares of common stock remained available for the grant of future awards under the 2018 Plan.

2013 Stock Incentive Plan

The Company’s 2013 Plan provided for the issuance of up to 165,000 shares of common stock as incentive or non-qualified stock options and/or restricted common stock to employees, officers, directors, consultants and advisers. Option awards were generally granted with an exercise price equal to the fair value of the common stock at the date of grant and had contractual terms of ten years. At December 31, 2022, all shares available under the 2013 Plan were subject to outstanding equity awards, and no new awards may be granted under the 2013 Plan.

2010 Stock Incentive Plan

The Company’s 2010 Plan, as amended and restated, provided for the grant of up to 470,170 shares of common stock as incentive or non-qualified stock options, stock appreciation rights, restricted stock units and/or restricted common stock to employees, officers, directors, consultants and advisers. Option awards were generally granted with an exercise price equal to the fair value of the common stock at the date of grant and had contractual terms of ten years. At December 31, 2022, all shares available under the 2010 Plan were subject to outstanding equity awards, and no new awards may be granted under the 2010 Plan.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Stock Plan Activity

A summary of option activity under the 2018 Plan, 2013 Plan, and 2010 Plan for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Thousands)
Options outstanding at December 31, 2021	1,954,975	$8.16	7.8
Granted	960,500	$2.33
Cancelled/forfeited	(120,625)	$3.41

Options outstanding at December 31, 2022	2,794,850	$6.36	7.4	$211
Options exercisable at December 31, 2022	1,462,238	$9.56	6.3	$4

At December 31, 2022, there was $2.2 million of unrecognized compensation expense related to the stock-based compensation arrangements granted under all plans, which will be recognized as expense over the remaining vesting period for those options of 2.6 years. The weighted average grant-date fair value of options granted during the years ended December 31, 2022 and 2021 was $1.99 and $2.57, respectively. The fair value of shares vested during the years ended December 31, 2022 and 2021 was $2.2 million and $2.0 million, respectively. The amount of stock-based compensation expense recorded to research and development expenses and to general and administrative expenses is detailed in table below:

	Years Ended December 31,
	2022	2021
Stock-based compensation expense
Research and development	$615,477	$696,283
General and administrative	1,225,022	1,590,724

Total stock-based compensation expense	$1,840,499	$2,287,007

Warrants issued to SWK

	Year Ended December 31,
	2022		2021
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	—	$—	—	—
Granted during the period	250,000	2.08	—	—

Outstanding at end of the period	250,000	$2.08	—	$—

Exercisable at end of the period	250,000	$2.08	—	$—
Weighted average remaining life	6.3 years		—

10.	INCOME TAXES

There was no provision for income taxes for the years ended December 31, 2022 and 2021, due to the Company’s operating losses and a full valuation allowance on deferred tax assets. Deferred income taxes reflect

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carry forwards	$17,548,951	$12,059,019
Capitalized research and development costs	22,913,646	18,865,707
Accrued liabilities	691,212	156,415
Tax credit carryforwards	9,457,090	8,730,816
Stock-based compensation	2,086,266	1,745,654
Deferred collaboration funding	2,151,339	3,312,415
Operating lease	63,824	94,946
Debt issuance costs	229,073	—
Unrealized foreign exchange gain	13,756	(3,616)

Total deferred tax assets	55,155,157	44,961,356
Valuation allowance	(55,033,001)	(44,866,411)

Net deferred tax assets	122,156	94,945
Deferred tax liabilities:
Operating lease right of use asset	(59,470)	(94,945)
Fair value debt	(62,686)	—
Total deferred tax liabilities	(122,156)	(94,945)

	$—	$—

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

	December 31,
	2022	2021
Federal statutory rate	21.0%	21.0%
R&D and Orphan Drug credits	2.7%	6.4%
State income tax, net of federal tax benefit	15.9%	5.4%
Valuation allowance	(38.9%)	(33.2%)
Share-based compensation	(0.7%)	(0.3%)
Other, net	0.0%	0.7%

Effective tax rate	0.0%	0.0%

Management currently believes that it is more likely than not that the deferred tax assets relating to the loss carryforwards and other temporary differences will not be realized in the future. Through December 31, 2022, for income tax reporting purposes, the Company had U.S. federal net operating loss carryforwards of $66.6 million and research and development credits and Orphan Drug credits of $9.4 million that can be carried forward and offset against taxable income. For state purposes, the Company had state net operating loss carryforwards of $65.6 million and research and development credits of $67 thousand that can be carried forward and offset against taxable income. Federal net operating loss generated prior to 2018 and Massachusetts net operating losses can be carried forward for 20 years and begin to expire in 2031. Research and development credits and Orphan

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Drug credits begin to expire in 2032 and 2034, respectively. Federal net operating loss generated after 2017 can be carried forward indefinitely. Utilization of net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

There were no uncertain tax positions that require accrual or disclosure in the financial statements as of December 31, 2022 and 2021. The Company’s policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2022 and 2021, the Company had no accruals for interest or penalties related to income tax matters.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 (“TCJA”) eliminated the option to deduct research and development expenditures in the current year pursuant to IRC Section 174 and requires taxpayers to amortize them over five years for research performed in the U.S. and fifteen years for research performed outside the U.S. We have included the impact of this provision, which results in a gross deferred tax asset of approximately $19.0 million as of December 31, 2022.

The 2017 merger of Opexa Therapeutics, Inc. and private Acer Therapeutics Inc. resulted in an ownership change for the Company. Additional ownership changes in the future could result in additional limitations on the Company’s net operating loss carryforwards and certain other tax attributes. Consequently, even if the Company achieves profitability, it may not be able to utilize a material portion of its net operating loss carryforwards and certain other tax attributes, which could increase its tax obligations and thus have a material adverse effect on its cash flow and results of operations.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an ‘‘ownership change,’’ the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in the Company’s ownership by “five-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Company experienced an ownership change on July 17, 2015 and August 3, 2018, and may experience ownership changes in the future as a result of this issuance or future transactions in the Company’s stock, some of which may be outside the Company’s control. As a result, if the Company earns net taxable income, the Company’s ability to use the Company’s pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

11.	NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss in each period by the weighted-average number of common shares outstanding during such period. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the periods presented, common stock equivalents, consisting of stock-based awards and the SWK Warrants, were not included in the calculation of the diluted loss per share because to do so would be antidilutive. The exercise prices of the SWK Warrants are subject to a proportionate adjustment in the event of a stock dividend or stock split. The Company concluded that they should be deemed participating securities. However, as the Company is currently operating in a net loss position as of the December 31, 2022 and has not declared any dividends, such inclusion of the participating securities related to the SWK Warrants (as common stock equivalents) would be antidilutive and thus would be excluded from the calculation of net loss per share.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

When calculating diluted net loss per share, the Company includes, only if dilutive, the potential common shares associated with the Marathon Convertible Notes using the “if-converted” method, which adjusts the numerator for any impact to earnings for the period and includes in the denominator the shares assumed to be converted at the beginning of the period.

As of December 31, 2022 and 2021, the number of shares of common stock underlying potentially dilutive securities consist of:

	December 31,
	2022	2021
Options to purchase common stock	2,794,850	1,954,975
SWK Warrants	250,000	—

Total	3,044,850	1,954,975

The application of the “if-converted” method to the 2.4 million shares associated with the Marathon Convertible Notes was not applicable for the year ended December 31, 2022 because to do so would have been antidilutive.

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company sold an aggregate of 1,462,254 shares of common stock under its ATM facility at an average gross sale price of $2.81 per share, resulting in gross proceeds of $4.1 million. Proceeds, net of $0.1 million of offering costs, were $4.0 million.

On March 14, 2023, the Company granted options to acquire a total of 630,000 shares of its common stock to its directors, officers, and employees.

Amendments to Borrowing Agreements

On January 30, 2023, the Company entered into a Second Amendment (the “Second Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provides for an additional senior secured term loan to be made to the Company in an aggregate amount of $7.0 million in a single borrowing which was funded on January 31, 2023 (the “Second Term Loan”, and together with the Original Term Loan, the “SWK Loans”).

Pursuant to the terms of the August 2022 SWK Credit Agreement as amended by the Second Amendment (the “Current SWK Credit Agreement”):

•

Interest Rate: Interest is now calculated on the SWK Loans based on 3-month SOFR instead of 3-month LIBOR, such that the SWK Loans now bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears.

•	Capitalization of Interest: The Company’s option to capitalize accrued interest (the “PIK Amount”) has been extended through May 15, 2023 (instead of the previous February 15, 2023).

•	Maturity Date: The final maturity date of the Second Term Loan is March 4, 2024, which is the same as the final maturity date of the Original Term Loan.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

•

Exit Fees: The Company has the option to prepay the Second Term Loan in whole or in part. Upon the repayment of the Second Term Loan (whether a voluntary prepayment, an accelerated repayment or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash to SWK under the SWK Credit Agreement with respect to the Second Term Loan, but excluding the Third Warrant (defined below)) equal to the outstanding principal amount of the Second Term Loan (inclusive of PIK Amounts) multiplied by: (i) if the repayment occurs on or before April 15, 2023, 1.18, (ii) if the repayment occurs on or after April 16, 2023 but prior to May 16, 2023, 1.28667, (iii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iv) if the repayment occurs on or after July 16, 2023, 1.5. The Second Amendment did not modify the exit fee applicable to the Original Term Loan.

•

Minimum Cash Requirement: The Second Amendment revised the liquidity covenant and, due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the Current SWK Credit Agreement now provides that the Company’s cash and cash equivalents balance minus the aggregate amount of any accounts payable which are unpaid more than 90 days beyond terms consistent with the Company’s practice must not be less than the lesser of (a) the outstanding principal amount of the SWK Loans, or (b) $3.0 million (as opposed to $1.5 million for clause (b) prior to the announcement of such topline results).

•

Amortization: Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million starting April 15, 2023, until the Company has issued additional equity or subordinated debt resulting in net cash proceeds of not less than $7.7 million (i.e., the sum of $10.0 million less the net proceeds from the March 2023 Offering), at which point the SWK Loans would revert to amortizing at a rate of $1.3 million payable quarterly.

In connection with the execution of the Second Amendment, the Company issued to SWK an additional warrant (the “Third Warrant”) to purchase 250,000 shares of the Company’s common stock at an exercise price of $2.39 per share. SWK may exercise the Third Warrant in accordance with the terms thereof for all or any part of such shares of common stock from the date of issuance until and including March 4, 2029.

On January 30, 2023, the Company entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with Marathon and Marathon Fund (i.e., the Holders) with respect to the Marathon Convertible Notes.

Pursuant to the terms of the Marathon Amendment Agreement:

•

Each Holder agrees to defer payment by the Company of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by the Company on April 15, 2023.

•	Each Marathon Convertible Note is amended with retroactive effect to delete the concept of a default rate of interest.

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

•

Each Marathon Convertible Note is amended to obligate the Company to repurchase such Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of June 15, 2023 or the Company’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal to 200% (the “Buy-Out Percentage”) of the outstanding principal amount of such Marathon Convertible Note, together with any accrued but unpaid interest thereon to the date of such repurchase; provided, that if the Company is prohibited from effectuating such repurchases pursuant to a subordination agreement with SWK, the Company shall cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice; and provided, further, that if such repurchase has not occurred by April 15, 2023, the Buy-Out Percentage shall be increased by 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase occurs on May 30, 2023, the Buy-Out Percentage shall be increased to 212.5%).

With respect to the Credit Agreement, dated as of March 4, 2022, as amended by the Extension Agreement dated as of December 30, 2022 (as so amended, the “Marathon Term Credit Agreement”), among the Company, the Lenders party thereto (the “Lenders”) and Marathon, not individually, but solely in its capacity as administrative and collateral agent for the Lenders (the “Administrative Agent”), which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing, the parties have entered into a Termination Agreement dated as of January 30, 2023 (the “Termination Agreement”). Pursuant to the Termination Agreement, the lending commitments of the Lenders are terminated without having been drawn upon, the Marathon Term Credit Agreement and all other loan documents entered into in connection therewith are terminated, and the Company agrees to pay the Administrative Agent a commitment fee of $0.6 million (which was earned as a result of the recent approval by the FDA of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients living with urea cycle disorders involving deficiencies of carbamylphosphate synthetase, ornithine transcarbamylase, or argininosuccinic acid synthetase) and certain legal costs on the date on which the repurchase of the Marathon Convertible Notes occurs pursuant to the Marathon Amendment Agreement.

Results from ACER-801 Phase 2a Trial

The Company announced on March 17, 2023, that topline results from its Phase 2a proof of concept clinical trial to evaluate ACER-801 (osanetant) as a potential treatment for moderate to severe Vasomotor Symptoms (VMS) associated with menopause showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women. As a result, the Company announced it is pausing the ACER-801 program until it has conducted a thorough review of the full data set.

Securities Purchase Agreement

On March 21, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional accredited investor (the “Purchaser”) pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, an aggregate of 2,335,000 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and pre-funded warrants to purchase up to 585,306 shares of Common Stock (the “Pre-Funded Warrants”) at an exercise price of $0.001 per share, and

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(ii) in a concurrent private placement, warrants to purchase up to 2,920,306 shares of Common Stock (the “Common Warrants”) at an exercise price of $0.791 per share. Such registered direct offering and concurrent private placement are referred to herein as the “March 2023 Offering.” The combined purchase price for one Share and one Common Warrant was $0.916, and the combined purchase price for one Pre-Funded Warrant and one Common Warrant was $0.915. The March 2023 Offering was priced at-the-market under Nasdaq rules. The Company received aggregate gross proceeds from the Offering of approximately $2.7 million before deducting the placement agent fee (as described in greater detail below) and related offering expenses, resulting in net proceeds of approximately $2.3 million. The March 2023 Offering closed on March 24, 2023.

The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. Pursuant to the terms of the Purchase Agreement and subject to certain exceptions, the Company has agreed to certain restrictions on the issuance and sale of its Common Stock or Common Stock Equivalents (as defined in the Purchase Agreement) during the 30-day period following the closing of the March 2023 Offering.

The Shares, the Pre-Funded Warrants and the shares of Common Stock issuable thereunder were offered by the Company pursuant to a registration statement on Form S-3 (File No. 333-261342), which was filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2021 and was declared effective by the Commission on December 7, 2021 (the “Registration Statement”), and a prospectus supplement dated as of March 21, 2023. With respect to the Company’s amended and restated sales agreement dated March 18, 2020 (the “Sales Agreement”), with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC (the “Agents”) relating to the offer and sale of Common Stock having an aggregate offering price of up to $50.0 million from time to time through or to the Agents acting as the Company’s sales agent or principal, pursuant to which the Company has filed with the Commission several prospectus supplements to the base prospectus included with the Registration Statement (the “Prospectuses”), in connection with the March 2023 Offering, the Company filed with the Commission a further prospectus supplement to suspend the Sales Agreement and terminate the continuous offering by the Company under the Prospectuses.

The Common Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the shares of Common Stock underlying the Common Warrants, have not been registered under the Securities Act or applicable state securities laws.

The Pre-Funded Warrants were offered, in lieu of shares of Common Stock, to any Purchaser whose purchase of shares of Common Stock and Common Warrants in the Offering would otherwise result in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at such Purchaser’s option upon issuance, 9.99%) of the Company’s outstanding Common Stock immediately following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase shares of Common Stock at an exercise price of $0.001 per share of Common Stock. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject in each case to the beneficial ownership limitations set forth in the Pre-Funded Warrant.

Each Common Warrant represents the right to purchase shares of Common Stock at an exercise price of $0.791 per share of Common Stock. The Common Warrants are exercisable immediately and have a term of five and one-half years from the issuance date, subject in each case to the beneficial ownership limitations set forth in the form of Common Warrant.

The Company entered into an engagement letter with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which Wainwright agreed to serve as the exclusive placement agent for the issuance and sale of

ACER THERAPEUTICS INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

securities of the Company pursuant to the Purchase Agreement. As compensation for such placement agent services, the Company has agreed to pay Wainwright a total cash fee equal to 7.5% of the aggregate gross proceeds of the Offering; a non-accountable expense allowance of $70,000 and clearing fees of $15,950. The Company has also granted Wainwright a right of first refusal for a period of six months following the closing of the Offering to act as sole book-running manager, sole underwriter or sole placement agent for any public or private placement or other capital-raising financing, subject to certain exceptions.

ACER THERAPEUTICS INC.

CONDENSED BALANCE SHEETS

(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$1,553,416	$2,329,218
Inventory	4,600,618	—
Prepaid expenses	583,339	759,292
Deferred financing costs	—	408,000
Other current assets	14,638	20,188

Total current assets	6,752,011	3,516,698
Property and equipment, net	54,273	214,578
Other assets:
Goodwill	7,647,267	7,647,267
Other non-current assets	194,725	245,683

Total assets	$14,648,276	$11,624,226

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,713,655	$3,813,280
Accrued expenses	4,724,835	3,657,394
Deferred collaboration funding, current	181,888	8,412,971
Schelling Promissory Note payable to an officer	1,000,000	—
Other current liabilities	742,922	741,425
Convertible note payable, current, at fair value	13,078,200	—
SWK Loans payable, current, at fair value	17,986,848	2,326,630

Total current liabilities	43,428,348	18,951,700
Deferred collaboration funding, non-current	4,365,310	—
SWK Loans payable, non-current, at fair value	—	3,240,601
Convertible note payable, at fair value	—	6,047,532
Other non-current liabilities	100,836	145,665

Total liabilities	47,894,494	28,385,498

Commitments and Contingencies (Note 8)
Stockholders’ deficit:
Preferred stock, $0.0001 par value; authorized 10,000,000 shares; none issued and outstanding	—	—
Common stock, $0.0001 par value; authorized 150,000,000 shares; 24,463,726 and 19,624,280 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	2,446	1,962
Additional paid-in capital	131,870,031	123,984,035
Accumulated deficit	(165,118,695)	(140,747,269)

Total stockholders’ deficit	(33,246,218)	(16,761,272)

Total liabilities and stockholders’ deficit	$14,648,276	$11,624,226

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACER THERAPEUTICS INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 and 2022

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Operating expenses:
Research and development (net of collaboration funding of $600,072 and $1,648,631 in the three months ended June 30, 2023 and 2022, respectively, and of $1,318,482 and $4,648,002 in the six months ended June 30, 2023 and 2022, respectively)	$1,440,717	$3,426,773	$3,861,837	$6,598,412
General and administrative (net of collaboration funding of $1,404,695 and $3,257,701 in the three months ended June 30, 2023 and 2022, respectively, and of $2,547,291 and $5,629,876 in the six months ended June 30, 2023 and 2022, respectively)	2,853,760	3,638,073	5,421,942	7,513,674

Total operating expenses	4,294,477	7,064,846	9,283,779	14,112,086

Loss from operations	(4,294,477)	(7,064,846)	(9,283,779)	(14,112,086)
Other income (expense), net:
Costs of debt issuance	—	(200,129)	(577,225)	(1,368,194)
Loss on extinguishment of debt	(350,000)	—	(8,541,494)	—
Changes in fair value of debt instruments (loss) gain	(2,806,538)	4,729,460	(5,018,223)	3,767,060
Interest and other income (expense), net	(639,610)	(139,234)	(926,147)	(142,072)
Foreign currency transaction (loss) gain	(95)	7,713	(24,558)	9,252

Total other income (expense), net	(3,796,243)	4,397,810	(15,087,647)	2,266,046

Net loss	$(8,090,720)	$(2,667,036)	$(24,371,426)	$(11,846,040)

Net loss per share - basic	$(0.33)	$(0.17)	$(1.07)	$(0.80)

Weighted average common shares outstanding - basic	24,462,895	15,273,707	22,765,268	14,794,637

Net loss per share - diluted	$(0.33)	$(0.30)	$(1.07)	$(0.83)

Weighted average common shares outstanding - diluted	24,462,895	17,681,400	22,765,268	16,372,537

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACER THERAPEUTICS INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Three and Six Months Ended June 30, 2023
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2022	19,624,280	$1,962	$123,984,035	$(140,747,269)	$(16,761,272)
Stock-based compensation	—	—	285,509	—	285,509
Issuance of common stock and warrants, net of issuance costs	3,797,254	380	6,169,990	—	6,170,370
Proceeds allocated to Third SWK Warrant	—	—	472,500	—	472,500
Net loss	—	—	—	(16,280,706)	(16,280,706)

Balance, March 31, 2023	23,421,534	$2,342	$130,912,034	$(157,027,975)	$(26,113,599)
Stock-based compensation	—	—	259,903	—	259,903
Issuance of common stock, net of issuance costs	456,886	46	347,567	—	347,613
Issuance of Fourth SWK Warrant	—	—	350,000	—	350,000
Exercise of Pre-Funded Warrants	585,306	58	527	—	585
Net loss	—	—	—	(8,090,720)	(8,090,720)

Balance, June 30, 2023	24,463,726	$2,446	$131,870,031	$(165,118,695)	$(33,246,218)

	Three and Six Months Ended June 30, 2022
	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2021	14,310,244	$1,431	$112,784,918	$(114,509,954)	$(1,723,605)
Stock-based compensation	—	—	474,097	—	474,097
Proceeds allocated to First SWK Warrant	—	—	327,031	—	327,031
Net loss	—	—	—	(9,179,004)	(9,179,004)

Balance, March 31, 2022	14,310,244	$1,431	$113,586,046	$(123,688,958)	$(10,101,481)
Stock-based compensation	—	—	460,777	—	460,777
Issuance of common stock, net of issuance costs	1,362,547	136	3,524,062	—	3,524,198
Net loss	—	—	—	(2,667,036)	(2,667,036)

Balance, June 30, 2022	15,672,791	$1,567	$117,570,885	$(126,355,994)	$(8,783,542)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACER THERAPEUTICS INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(24,371,426)	$(11,846,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	545,412	934,874
Depreciation	25,476	38,796
Non-cash changes in fair value of debt, loss (gain)	5,018,223	(3,767,060)
Loss on extinguishment of debt	8,541,494	—
Debt issuance costs recognized as expense	169,225	1,368,194
Amortization of debt issuance costs	408,000	—
Loss on disposal of property and equipment, net	137,895	4,669
Changes in operating assets and liabilities
Collaboration receivable	—	5,000,000
Inventory	(4,600,618)	—
Prepaid expenses	175,953	427,911
Other current and non-current assets	13,175	9,215,320
Accounts payable	1,900,375	2,086,257
Accrued expenses	1,380,510	3,139,771
Deferred collaboration funding	(3,865,773)	(10,277,878)
Other current liabilities	—	(9,190,901)

Net cash used in operating activities	(14,522,079)	(12,866,087)

Cash flows from investing activities:
Purchase of property and equipment	(3,066)	(30,935)

Net cash used in investing activities	(3,066)	(30,935)

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of issuance costs	6,517,983	3,524,198
Proceeds from Original Term Loan, net of warrant allocation and lender fees	—	6,013,148
Proceeds from Marathon Convertible Notes, net of lender fees	—	5,516,556
Proceeds from SWK Second Term Loan, net of warrant allocation and lender fees	6,527,500	—
Proceeds allocated to First SWK Warrant based on valuation	—	327,031
Proceeds allocated to Third SWK Warrant based on valuation	472,500	—
Proceeds from exercise of Pre-Funded Warrants	585	—
Proceeds from issuance of Schelling Promissory Note payable to an officer	1,000,000	—
Payment of debt principal	(600,000)	—
Payment of issuance costs for debt and convertible debt	(169,225)	(724,929)

Net cash provided by financing activities	13,749,343	14,656,004

Net (decrease) increase in cash and cash equivalents	(775,802)	1,758,982
Cash and cash equivalents, beginning of period	2,329,218	12,710,762

Cash and cash equivalents, end of period	$1,553,416	$14,469,744

Supplemental cash flow information:
Cash paid for interest	$999,095	$136,500

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Acer Therapeutics Inc., a Delaware corporation (the “Company”), is a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. The Company identifies and develops treatments where science can be applied in new ways for use in diseases with high unmet need.

In the U.S., OLPRUVA™ (sodium phenylbutyrate) for oral suspension is approved for the treatment of urea cycle disorders (“UCDs”) involving deficiencies of carbamylphosphate synthetase (“CPS”), ornithine transcarbamylase (“OTC”), or argininosuccinic acid synthetase (“AS”). The Company also has a pipeline of investigational product candidates, including EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome (“vEDS”) in patients with a confirmed type III collagen (COL3A1) mutation, and ACER-801 (osanetant) for the treatment of vasomotor symptoms (“VMS”), post-traumatic stress disorder (“PTSD”), and prostate cancer, although the ACER-801 program is currently on pause while the Company conducts a thorough review of the full data set of results from its Phase 2a proof of concept clinical trial (where topline results showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women). The Company also intends to explore additional lifecycle opportunities for OLPRUVA™ (sodium phenylbutyrate) in various disorders where proof of concept data exists, subject to additional capital.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, precommercial and commercial activities, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company has received revenue and collaboration funding related to the collaboration and license agreement (the “Collaboration Agreement”) with Relief Therapeutics Holding AG (“Relief”) as described below but has not generated any product revenue from sales to date and may never generate any product revenue from sales in the future.

Liquidity

The Company had an accumulated deficit of $165.1 million and cash and cash equivalents of $1.6 million as of June 30, 2023. Net cash used in operating activities was $14.5 million and $12.9 million for the six months ended June 30, 2023 and 2022, respectively.

On November 9, 2018, the Company entered into a sales agreement with Roth Capital Partners, LLC, and on March 18, 2020, an amended and restated sales agreement was entered into with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC. The agreement provides a facility for the offer and sale of shares of common stock from time to time having an aggregate offering price of up to $50.0 million depending upon market demand, in transactions deemed to be an at-the-market (“ATM”) offering. The Company has no obligation to sell any shares of common stock pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. During the six months ended June 30, 2023, the Company sold 1,919,140 shares of common stock through its ATM facility at a gross sale price of $2.3290 per share, for proceeds of $4.5 million. Proceeds, net of $0.2 million of fees and offering costs, were $4.3 million. As of June 30, 2023, $29.0 million remained available under the Company’s ATM facility, subject to various limitations. In connection with the March 2023 Offering (defined below), the Company suspended the ATM facility and entered into a related restriction (see Note 9), prohibiting the Company from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of common stock or securities convertible or exercisable into common stock, subject to certain exceptions,

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

until April 24, 2023. The Company resumed its ATM activity after April 24, 2023 and, during the balance of the second quarter of 2023, the Company sold 456,886 shares of common stock through its ATM facility at a gross sale price of $0.7912 per share, for proceeds of $0.4 million. Proceeds, net of $14 thousand of fees and offering costs, were $0.3 million.

On April 30, 2020, the Company entered into an equity line purchase agreement and registration rights agreement pursuant to which Lincoln Park committed to purchase up to $15.0 million of the Company’s common stock. During the year ended December 31, 2022, the Company sold 772,057 shares of common stock under its purchase agreement with Lincoln Park at a weighted average gross sale price of $1.42 per share, resulting in proceeds of $1.1 million. The Lincoln Park facility was completed on December 30, 2022 and is now terminated.

On January 25, 2021, the Company entered into an option agreement (the “Option Agreement”) with Relief, pursuant to which the Company granted Relief an exclusive option (the “Exclusivity Option”) to pursue a potential collaboration and license arrangement with the Company, and then on March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Company received a $10.0 million cash payment from Relief (consisting of a $14.0 million “Reimbursement Payment” from Relief to the Company offset by payment of a $4.0 million Promissory Note drawn in connection with the Option Agreement, plus interest earned through the date of the Collaboration Agreement) and Relief released its security interest in all of the Company’s assets, pursuant to the Promissory Note. Additionally, under the terms of the Collaboration Agreement, the Company received an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications (the “Development Payments”). Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company could also receive a total of $6.0 million in milestone payments based on the first European marketing approvals of OLPRUVA™ for a UCD and MSUD. The terms of the Collaboration Agreement and Option Agreement are further described below in the Revenue Recognition and Accounting for Collaboration Agreements section of Note 2, Significant Accounting Policies.

On March 4, 2022, the Company entered into a Credit Agreement (the “SWK Credit Agreement”) with the lenders party thereto and SWK Funding LLC (“SWK”), as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (the “Original Term Loan”). The Original Term Loan funding closed on March 14, 2022. The proceeds of the Original Term Loan were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement (as defined and described below) and the Marathon Credit Agreement (as defined and described below) and for other working capital and general corporate purposes. On August 19, 2022, the Company entered into an amendment (the “First Amendment”) to the SWK Credit Agreement, which among other provisions revised the Company’s required minimum amount of unencumbered liquid assets under the Original Term Loan. On January 30, 2023, the Company entered into a Second Amendment (the “Second Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provided for an additional senior secured term loan to be made to the Company in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023 (the “Second Term Loan”, and together with the Original Term Loan, the “SWK Loans”). On May 12, 2023, the Company entered into a Third Amendment (the “Third Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Third Amendment provides for (i) a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by the Company (from $3.0 million to $1.75 million

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5.million, (ii) the ability for the Company to forego a $0.6 million amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second $0.6 million amortization payment otherwise due on June 15, 2023, and (iii) the ability for the Company to defer until July 15, 2023 half of the $0.5 million quarterly interest payment otherwise due on May 15, 2023).

The SWK Loans made under the SWK Credit Agreement as amended through the Third Amendment (the “Current SWK Credit Agreement”) bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million (as opposed to $1.3 million quarterly prior to the announcement of such topline results), although the Third Amendment allowed the Company to forgo the amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second amortization payment otherwise due on June 15, 2023. The final maturity date of the SWK Loans is March 4, 2024. The Company has the option to prepay the SWK Loans in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the Current SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all payment-in-kind interest amounts. Upon the repayment of the Second Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash to SWK under the Current SWK Credit Agreement with respect to the Second Term Loan) equal to the outstanding principal amount of the Second Term Loan (inclusive of payment-in-kind interest amounts) multiplied by: (i) if the repayment occurs prior to May 16, 2023, 1.28667, (ii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iii) if the repayment occurs on or after July 16, 2023, 1.5. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, the Company is required to maintain for purposes of the SWK Loans unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results), although the Third Amendment provides for a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by the Company under clause (y) (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million).

The SWK Loans are secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to a Guarantee and Collateral Agreement entered into on March 4, 2022, between the Company and SWK, as agent (the “SWK Security Agreement”). The Current SWK Credit Agreement contains

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

customary representations and warranties and affirmative and negative covenants. The Company paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded.

In connection with the execution of the SWK Credit Agreement, the Company issued a warrant (the “First SWK Warrant”) to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, the Company issued to SWK an additional warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.51 per share (such warrant, the “Second SWK Warrant”). In connection with the execution of the Second Amendment, the Company issued to SWK an additional warrant to purchase 250,000 shares of the Company’s common stock at an exercise price of $2.39 per share (such warrant, the “Third SWK Warrant” and, together with the First SWK Warrant and Second SWK Warrant, the “SWK Warrants”). SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

On June 16, 2023, SWK sold the SWK Loans to Nantahala Capital Management, LLC (“Nantahala”). In connection with the sale of the SWK Loans there were no changes to any of the contractual provisions of the loans; however, the Company (i) issued to SWK an additional warrant (the “Fourth SWK Warrant”) to purchase 500,000 shares of the Company’s common stock at an exercise price of $1.00, which expires on June 16, 2030, with other terms and conditions being the same as the Third SWK Warrant, and (ii) has benefited from waivers/reductions provided by Nantahala with respect to the minimum amount of unencumbered liquid assets required to be maintained by the Company pursuant to the SWK Loans. The Company determined that due to its deemed participation in the transfer of the SWK Loans by way of issuing the Fourth SWK Warrant, it should account for the transfer as an extinguishment of debt. Since there were no changes to the underlying contractual provisions of each loan as part of such transfer, there was no difference in fair value at the point of transfer of the SWK Loans. However, the Fourth SWK Warrant, valued at $0.4 million based on a Black-Scholes calculation, was recorded as a loss on extinguishment.

On March 4, 2022, the Company also entered into a Marathon Convertible Note Purchase Agreement with MAM Aardvark, LLC (“Marathon”) and Marathon Healthcare Finance Fund, L.P. (“Marathon Fund” and together with “Marathon” each a “Holder” and collectively the “Holders”) (the “Marathon Convertible Note Purchase Agreement”) pursuant to which the Company issued and sold to the Holders secured convertible notes (the “Marathon Convertible Notes”) in an aggregate amount of up to $6.0 million (the “Convertible Note Financing”). The Convertible Note Financing closed on March 14, 2022. The proceeds of the Convertible Note Financing were used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes. On January 30, 2023, the Company entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with Marathon and Marathon Fund with respect to the Marathon Convertible Notes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that each of the Holders have agreed to defer payment by the Company of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by the Company on April 15, 2023. Subject to the restrictions set forth in a subordination agreement among each of the Holders and SWK, as agent and lender, the Company is required to repurchase each Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of June 15, 2023 or the Company’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal to 200% (the “Buy-Out Percentage”) of the outstanding principal amount of such Marathon Convertible Note, plus any accrued but unpaid interest thereon to the date of such repurchase, plus 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase occurred on May 30, 2023, the Buy-Out Percentage would have been increased to 212.5%); provided, that if the Company is prohibited from effectuating such repurchases pursuant to a subordination agreement with SWK, the Company shall cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice. Each of the Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment. Each Holder has certain rights with respect to the registration by the Company for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of the Company.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all assets of the Company, although such security interest is subordinated to the Company’s obligations under the Current SWK Credit Agreement.

On March 4, 2022, the Company also entered into a Credit Agreement (the “Marathon Credit Agreement”) with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (the “Term Loan”). The Term Loan was available to be borrowed only following full FDA approval for marketing of OLPRUVA™ and until December 31, 2022. The Company received approval for its NDA for OLPRUVA™ on December 22, 2022, and the Company and Marathon agreed to an Extension Agreement with respect to the Term Loan on December 30, 2022, which extended the commitment date for funding the Term Loan to January 16, 2023.

The Company elected to terminate the Marathon Credit Agreement by entering into a Termination Agreement on January 30, 2023, which terminated the Credit Agreement and the associated Royalty Agreement. See Note 6, Debt for further discussion of the status of the Marathon Convertible Notes, and the Marathon Credit Agreement.

On March 21, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional accredited investor (the “Purchaser”) pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, an aggregate of 2,335,000 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and pre-funded warrants to purchase up to 585,306 shares of Common Stock (the “Pre-Funded Warrants”) at an exercise price of $0.001 per share, and (ii) in a concurrent private placement, warrants to purchase up to 2,920,306 shares of Common Stock (the “Common Warrants”) at an exercise price of $0.791 per share. Such registered direct offering and concurrent private placement are referred to herein as the “March 2023 Offering.” The combined purchase price for one Share and one Common Warrant was $0.916, and the combined purchase price for one Pre-Funded Warrant and one Common Warrant was $0.915. The March 2023 Offering was priced at-the-market under Nasdaq rules. The Company received aggregate gross proceeds from the Offering of approximately $2.7 million before deducting the placement agent fee and related offering expenses, resulting in net proceeds of approximately $2.3 million.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The March 2023 Offering closed on March 24, 2023. See Note 9, Stockholders’ Deficit for further discussion of the March 2023 Offering.

The Nasdaq Capital Market’s continued listing standards for the Company’s common stock require, among other things, that the Company maintain either (i) stockholders’ equity of $2.5 million, (ii) market value of listed securities (“MVLS”) of $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On May 3, 2023, the Company received a letter from the listing qualifications department staff of Nasdaq indicating that for the last 30 consecutive business days, the Company’s minimum MVLS was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). In accordance with Nasdaq listing rules, the Company has 180 calendar days, or until October 30, 2023, to regain compliance with respect to the Company’s minimum MVLS. In addition, pursuant to Nasdaq Listing Rules, the Company is required to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. On June 5, 2023, the Company received another letter from the listing qualifications department staff of Nasdaq indicating that the Company is not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(a)(2). In accordance with Nasdaq listing rules, the Company has 180 calendar days, or until December 4, 2023, to regain compliance with respect to the minimum bid price requirement (i.e., the closing bid price of the Company’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the compliance period ending December 4, 2023). If the Company fails to regain compliance with the minimum bid price requirement by December 4, 2023, the Company could be eligible for an additional 180-day compliance period to demonstrate compliance with the minimum bid price requirement. In order to qualify for such additional period, however, the Company will be required to meet the continued listing requirement for minimum MVLS and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. There can be no assurance that the Company will be able to maintain compliance with Nasdaq listing standards. The Company’s failure to meet or to continue to meet these requirements could result in the Company’s common stock being delisted from the Nasdaq Capital Market. If the Company’s common stock were delisted from the Nasdaq Capital Market, among other things, this could result in a number of negative implications, including reduced market price and liquidity of the Company’s common stock as a result of the loss of market efficiencies associated with the Nasdaq, the loss of federal preemption of state securities laws, as well as the potential loss of confidence by suppliers, partners, employees and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of or events of default under certain contractual obligations (including an event of default under the loan agreement for the Marathon Convertible Notes).

Management expects to continue to finance operations through the issuance of additional equity or debt securities, non-dilutive funding, and/or through strategic collaborations. Any transactions which occur may contain covenants that restrict the ability of management to operate the business and any securities issued may have rights, preferences, or privileges senior to the Company’s common stock and may dilute the ownership of current stockholders of the Company. The Company believes that its existing cash and cash equivalents at June 30, 2023 will be sufficient to fund its anticipated operating and capital requirements through the middle of the third quarter of 2023.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”), which contemplate continuation of the Company as a going concern.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The Company has incurred recurring losses from operations, negative cash flows from operations, has a net working capital deficiency, has a net capital deficiency, and has minimum unencumbered liquid assets requirements under its Current SWK Credit Agreement. While the Company has received approval for its OLPRUVA™ product, the Company has yet to receive commercial product revenues and, as such, has been dependent on funding operations through the sale of equity securities, through a collaboration agreement, and through debt instruments. Since inception, the Company has experienced significant losses and incurred negative cash flows from operations. The Company has spent, and expects to continue to spend, a substantial amount of funds in connection with implementing its business strategy, including its planned product development efforts and potential precommercial and commercial activities.

As of June 30, 2023, the Company had cash and cash equivalents of $1.6 million and current liabilities of $43.4 million, which include $0.2 million associated with deferred collaboration funding (see Revenue Recognition and Accounting for Collaboration Agreements below in Note 2, Significant Accounting Policies). The Company believes that its existing cash and cash equivalents at June 30, 2023 will be sufficient to fund its anticipated operating and capital requirements through the middle of the third quarter of 2023.

The Company will need to raise additional capital to fund continued operations beyond the middle of the third quarter of 2023. The Company may not be successful in its efforts to raise additional funds or achieve profitable operations. The Company continues to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to support its ongoing operations beyond the middle of the third quarter of 2023, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using its ATM facility which had $29.0 million available as of June 30, 2023. Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, the Company is only able to issue a limited number of shares under its ATM facility. From May 19, 2020 through June 30, 2023, the Company has raised gross proceeds of $21.0 million from the ATM facility and gross proceeds of $4.0 million from the agreement with Lincoln Park, which equity line facility was completed on December 30, 2022 and is now terminated.

If the Company is unable to obtain additional funding to support its current or proposed activities and operations, it may not be able to continue its operations as currently anticipated, which may require it to suspend or terminate any ongoing development activities, modify its business plan, curtail various aspects of its operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, the Company’s stockholders may lose a substantial portion or even all of their investment.

These factors individually and collectively raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the date these financial statements are available, or August 14, 2024. The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern.

Basis of Presentation

The accompanying condensed financial statements are unaudited and have been prepared in accordance with GAAP for interim financial information and with the instructions to Form 10-Q and Regulation S-X. The unaudited condensed financial statements have been prepared on the same basis as the audited annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s financial position, results of operations, stockholders’ deficit and cash flows for the periods presented. The results of operations for the three and six months ended June 30,

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other future annual or interim period. The condensed balance sheet as of December 31, 2022, included herein, was derived from the audited financial statements as of that date but does not include all disclosures required by GAAP. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2022.

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are described in Note 2, “Significant Accounting Policies,” in its Annual Report on Form 10-K for the year ended December 31, 2022.

Use of Estimates

The Company’s accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. From time to time, estimates having relatively higher significance include determination of stand-alone selling price and variable consideration estimates for purposes of measuring collaboration funding, revenue recognition, deferred collaboration funding, stock-based compensation, inputs to fair value for debt, contract manufacturing and clinical trial accruals, and income taxes. Actual results could differ from those estimates and changes in estimates may occur.

Revenue Recognition and Accounting for Collaboration Agreements

The Company’s revenue and collaboration funding are generated from a single collaboration agreement which included the sale of a license of intellectual property. The Company analyzes its collaboration agreements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements, (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, the Company assesses whether aspects of the arrangement between the Company and the collaboration partner are within the scope of other accounting literature. If the Company concludes that some or all aspects of the arrangement represent a transaction with a customer, the Company accounts for those aspects of the arrangement within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). If the Company concludes that some or all aspects of the arrangement are within the scope of ASC 808 and do not represent a transaction with a customer, the Company recognizes the Company’s share of the allocation of the shared costs incurred with respect to the jointly conducted activities as a component of the related expense in the period incurred. Pursuant to ASC 606, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. If the Company concludes a counter-party to a transaction is not a customer or otherwise not within the scope of ASC 606 or ASC 808, the Company considers the guidance in other accounting literature as applicable or by analogy to account for such transaction.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The Company determines the units of account within the collaborative arrangement utilizing the guidance in ASC 606 to determine which promised goods or services are distinct. In order for a promised good or service to be considered “distinct” under ASC 606, the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

For any units of account that fall within the scope of ASC 606, where the other party is a customer, the Company evaluates the separate performance obligation(s) under each contract, determines the transaction price, allocates the transaction price to each performance obligation considering the estimated stand-alone selling prices of the services and recognizes revenue upon the satisfaction of such obligations at a point in time or over time dependent on the satisfaction of one of the following criteria: (1) the customer simultaneously receives and consumes the economic benefits provided by the vendor’s performance; (2) the vendor creates or enhances an asset controlled by the customer; and (3) the vendor’s performance does not create an asset for which the vendor has an alternative use and the vendor has an enforceable right to payment for performance completed to date.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property is recognized only when (or as) the later of the following events occurs: (i) the subsequent sale or usage occurs; or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

On January 25, 2021, the Company entered into the Option Agreement with Relief pursuant to which the Company granted Relief the Exclusivity Option to pursue a potential collaboration and license arrangement with the Company, and then on March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Company received a $10.0 million cash payment from Relief (consisting of a $14.0 million “Reimbursement Payment” from Relief to the Company, offset by repayment of a $4.0 million Promissory Note drawn in connection with the Option Agreement, plus interest earned through the date of the Collaboration Agreement), and Relief released its security interest in all of the Company’s assets pursuant to the Promissory Note. Under the terms of the Collaboration Agreement, Relief committed to pay the Company up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the year ended December 31, 2021, the Company received from Relief the $10.0 million First Development Payment and the additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review, which acceptance was received on October 4, 2021. On October 6, 2021, the Company entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. The Company received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company could also receive a total of $6.0 million in milestone payments based on the first European (EU) marketing approvals for a UCD and MSUD.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The Company assessed these agreements in accordance with the authoritative literature and concluded that they meet the definition of a collaborative arrangement per ASC 808. For certain parts of the Collaboration Agreement, the Company concluded that Relief represented a customer while, for other parts of the Collaboration Agreement, Relief did not represent a customer. The units of account of the Collaboration Agreement where Relief does not represent a customer are outside of the scope of ASC 606. The Company also determined that the development and commercialization services and Relief’s right to 60% profit in the Acer Territory is within the scope of ASC Topic 730, Research and Development(“ASC 730”), with regard to funded research and development arrangements.

The Company concluded the promised goods and services contained in the Collaboration Agreement, represented two distinct units of account consisting of a license in the Relief Territory, and a combined promise for the development and commercialization of OLPRUVA™ in the Acer Territory and the payment of 60% net profit from that territory (together, the “Services”). The stand-alone selling price was estimated for each distinct unit of account utilizing an estimate of discounted cashflows associated with each.

The Company determined that the transaction price at the outset of the Collaboration Agreement was $25.0 million, including the Option Fee of $1.0 million, the Reimbursement Payment of $14.0 million, and the First Development Payment of $10.0 million. The Company concluded that consistent with the evaluation of variable consideration, using the most likely amount approach, the Second Development Payment as well as the milestone payments for EU marketing approvals, should be fully constrained until the contingency associated with each payment has been resolved and the Company’s NDA is accepted for review by the FDA, and Relief receives EU marketing approval, respectively. The contingency associated with the Second Development Payment was resolved in the fourth quarter of 2021.

Since ASC 808 does not provide recognition and measurement guidance for collaborative arrangements, the Company applied the principles of ASC 606 for those units of account where Relief is a customer and ASC 730-20 for the funded research and development activities. The license revenue was recognized at the point where the Company determined control was transferred to the customer. The combined unit of account for the Services associated with the allocation of the initial transaction price will be recognized over the service period through the anticipated date of first commercial sale of the OLPRUVA™ approved product in the U.S. The Company also determined that the Services associated with the allocation of the initial transaction price would be satisfied over time as measured using actual costs as incurred by the Company toward the identified development and commercialization services agreed to between the parties up to the point of first commercial sale of the OLPRUVA™ product. Research and development expenses and general and administrative expenses, as they relate to activities governed by the Collaboration Agreement, incurred in satisfying the Services unit-of-account will be recognized as contra-expense within their respective categories, consistent with the presentation guidance in ASC Topic 730. Any amounts recorded as deferred collaboration funding liability which are not recognized as contra-expense at the date of first commercial sale will be classified as contra-royalty and recognized against amounts of net-profit royalty payments recognized by the Company over the term of the agreement between the parties, estimated to be approximately thirteen years beginning in 2023.

The Company recognizes a receivable under the Collaboration Agreement when the consideration to be received is deemed unconditional, or when only the passage of time is required before payment of that consideration is due. Amounts receivable under the Collaboration Agreement plus payments received from Relief, net of the amounts recorded as license revenue and as offsets to research and development expenses and to general and administrative expenses, are reported as deferred collaboration funding.

At June 30, 2023, the amount of deferred collaboration funding associated with unsatisfied promises under the Collaboration Agreement amounted to $4.5 million. The Company has recorded $0.2 million as a current

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

liability. $4.3 million is recorded as a non-current liability and represents the estimated amount that would be taken against future net profit payments made to Relief should they occur. The Company has recognized deferred collaboration funding as it incurred expenses associated with performing the Services up to the date of first commercial sale in the Acer Territory. The offset to future net profit royalties will be recognized straight line beginning in the first quarter in which the Company is able to generate net profit on the OLPRUVA™ product and through the end of the effective date of the Collaboration Agreement. At June 30, 2023, deferred collaboration funding was composed of $35.0 million received from Relief, offset by $1.3 million recognized as license revenue during the year ended December 31, 2021 and $15.2 million recorded as an offset to research and development expenses and $14.0 million recorded as an offset to general and administrative expenses subsequent to signing the Collaboration Agreement and through the date of this report.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At June 30, 2023 and December 31, 2022, the Company had $1.3 million and $2.1 million, respectively, in excess of the FDIC insured limit.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Financial instruments consist of cash equivalents, collaboration receivable, accounts payable, accrued expenses, and debt instruments. These financial instruments are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature, except for cash equivalents and debt instruments, which were marked to market at the end of each reporting period. See Note 7 for additional information on the fair value of the debt liabilities.

The Company elected the fair value option for both its Original Term Loan and its Marathon Convertible Notes dated March 14, 2022. The Company also elected the fair value option for the Second Term Loan (see Note 7). The Company was not required to change its fair value option in connection with the sale of the SWK Loans by SWK to Nantahala. The Company adjusts both the Original Term Loan and the Marathon Convertible Notes to fair value through the change in fair value of debt in the accompanying statements of operations. Subsequent unrealized gains and losses on items for which the fair value option is elected are reported in the accompanying statements of operations.

Clinical Trial and Preclinical Study Expenses

No material changes in estimates of clinical trial or preclinical study expenses were recognized in either of the three or six months ended June 30, 2023 or 2022. Accounts payable and accrued expenses include costs associated with preclinical or clinical studies of $1.1 million and $0.9 million at June 30, 2023 and December 31, 2022, respectively.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Stock-Based Compensation

The Company records stock-based payments at fair value. The measurement date for compensation expense related to awards is generally the date of the grant. The fair value of awards is recognized as an expense in the statement of operations over the requisite service period, which is generally the vesting period. The Company utilizes the simplified method to estimate the expected term of options until such time that it has adequate option granting and exercise history to refine this estimate. The fair value of options is calculated using the Black-Scholes option pricing model. This option valuation model requires the use of assumptions including, among others, the volatility of stock price, the expected term of the option, and the risk-free interest rate. A limited number of option grants are periodically made to non-employee contractors.

The following assumptions were used to estimate the fair value of stock options granted during the six months ended June 30, 2023 and 2022 using the Black-Scholes option pricing model:

	2023	2022
Risk-free interest rate	4.00%	1.18%-1.83%
Expected life (years)	5.50-6.25	6.25
Expected volatility	113.0%	113.0%-115.0%
Dividend rate	0%	0%

Due to its limited operating history and a limited trading history of its common stock in relation to the life of its standard option grants, the Company estimates the volatility of its stock in consideration of a number of factors including the Company’s available stock price history and the stock price volatility of comparable public companies. The expected term of a stock option granted to employees and directors (including non-employee directors) is based on the average of the contractual term (generally ten years) and the vesting period. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The Company recognizes forfeitures related to employee stock-based awards as they occur. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant. Option awards are granted at an exercise price equal to the closing market price of the Company’s common stock on the Nasdaq Capital Market on the date of grant.

Inventory

The Company values its inventories at the lower-of-cost or net realizable value. The Company determines the cost of its inventories, which includes amounts related to materials and manufacturing overhead, on a first-in, first-out basis. The Company classifies its inventory costs as long term, in other assets in its balance sheets, when it expects to utilize the inventory beyond their normal operating cycle.

Prior to the regulatory approval of a product candidate, the Company incurs expenses for the manufacture of material that could potentially be available to support the commercial launch of its products upon approval. Until the first reporting period when regulatory approval has been received or is otherwise considered probable and the future economic benefit is expected to be realized, the Company records all such costs as research and development expense. Inventory used in clinical trials is also expensed as research and development expense, when selected for such use. Inventory that can be used in either the production of clinical or commercial products is expensed as research and development costs when identified for use in a clinical manufacturing campaign.

The Company performs an assessment of the recoverability of capitalized inventory during each reporting period, and writes down any excess and obsolete inventory to its net realizable value in the period in which the

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

impairment is first identified. Such impairment charges, should they occur, are recorded as a component of cost of product sales in the statements of operations and comprehensive loss. The determination of whether inventory costs will be realizable requires the use of estimates by management. If actual market conditions are less favorable than projected by management, additional write-downs of inventory may be required. Additionally, the Company’s product is subject to strict quality control and monitoring that it performs throughout the manufacturing process. In the event that certain batches or units of product do not meet quality specifications, the Company will record a charge to cost of product sales, to write-down any unmarketable inventory to its estimated net realizable value.

The components of inventory are summarized as follows:

	June 30, 2023	December 31, 2022
Raw materials	$2,899,422	$—
Work in process	1,274,082	—
Finished goods	427,114	—

Total inventory	$4,600,618	$—

Goodwill

Goodwill represents the excess of the purchase price (consideration paid plus net liabilities assumed) of an acquired business over the fair value of the underlying net tangible and intangible assets. The Company’s goodwill is allocated to the Company’s single reporting unit. The Company evaluates the recoverability of goodwill according to ASC Topic 350, Intangibles – Goodwill and Other annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. The Company may opt to perform a qualitative assessment or a quantitative impairment test to determine whether goodwill is impaired. If the Company were to determine based on a qualitative assessment that it was more likely than not that the fair value of the reporting unit was less than its carrying value, a quantitative impairment test would then be performed. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than its carrying amount, a goodwill impairment would be recognized for the difference. The Company performed a qualitative analysis of goodwill as of June 21, 2022 as it considered the Complete Response Letter received from the FDA in June 2022 with respect to the Company’s NDA in respect of OLPRUVA™ (sodium phenylbutyrate) for oral suspension for the treatment of patients with UCDs to be a triggering event requiring it to perform that analysis. Management concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. As of June 30, 2023 and December 31, 2022, the Company’s liabilities were in excess of its assets, including goodwill. ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. Accordingly, the Company was not required to perform an evaluation.

Foreign Currency Transaction Gain/(Loss)

Gains and losses arising from transactions and revaluation of balances denominated in currencies other than U.S. dollars are recorded in foreign currency transaction gain/(loss) on the statements of operations.

Income Taxes

The Company recorded no income tax expense or benefit during the three or six months ended June 30, 2023 and 2022, due to a full valuation allowance recognized against its net deferred tax assets. The Company is

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

primarily subject to U.S. federal and Massachusetts state income taxes. The Company’s tax returns for years 2015 through present are open to tax examinations by U.S. federal and state tax authorities; however, carryforward attributes that were generated prior to January 1, 2015 remain subject to adjustment upon examination if they either have been utilized or will be utilized in a future period. For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. Utilization of net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

The tax positions taken or expected to be taken in the course of preparing the Company’s tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the financial statements as of June 30, 2023 and December 31, 2022. The Company’s policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of June 30, 2023 and December 31, 2022, the Company had no accruals for interest or penalties related to income tax matters.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and, in those instances where it would be dilutive, the weighted average number of potential shares of common stock including the assumed exercise of stock options and warrants, the impact of unvested restricted stock, and the potential shares assuming conversion of convertible debt. Basic and diluted shares outstanding are the same for each period presented when all common stock equivalents, including potential shares from convertible debt and warrants, would be antidilutive due to the net losses incurred, except in certain instances as noted below. In certain circumstances the Company includes in both the calculation of basic and diluted net loss per share, the weighted average number of shares associated with a pre-funded warrant because the exercise of such a warrant is virtually assured since the exercise price is nonsubstantive.

The two-class method is an earnings allocation formula that treats a participating security, such as a warrant, as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company has been in a net loss position and while our warrants are considered a participating security, the terms of the warrant agreement does not obligate them to participate in losses. Diluted net income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method or treasury stock method, as applicable, to the potentially dilutive instruments. A contract that may be settled in shares and is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period, and doing so is dilutive to the net loss per share calculation (including as a result of the inclusion of underlying shares in the net loss per share calculation).

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13. Financial Instruments-Credit Losses (Topic 326), which requires a financial asset to be presented at amortized cost basis at the net amount expected to be collected and also that credit losses relating to available-for-sale debt securities be recorded through an allowance for credit losses. In November 2019, the FASB issued an amendment making this ASU effective for annual reporting periods beginning after December 15, 2022 for smaller reporting companies. The Company adopted ASU No. 2016-13 in the first quarter of 2023. There was no material impact on the Company’s financial statements or disclosures as a result of the adoption of this guidance.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Computer hardware and software	$143,370	$142,870
Leasehold improvements	52,887	52,887
Furniture and fixtures	111,603	111,603
Manufacturing equipment	—	135,330

Subtotal property and equipment, gross	307,860	442,690
Less accumulated depreciation	(253,587)	(228,112)

Property and equipment, net	$54,273	$214,578

4.	ACCRUED EXPENSES

Accrued expenses consisted of the following at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Accrued employee bonus and vacation	$2,545,253	$2,624,910
Accrued contract manufacturing	1,202,392	42,679
Accrued miscellaneous expenses	211,824	66,039
Accrued accounting, audit, and tax fees	197,618	82,779
Accrued contract research and regulatory consulting	184,002	68,432
Accrued precommercial and commercial costs	140,565	203,016
Accrued license fees	82,165	80,526
Accrued legal fees	79,984	172,945
Accrued consulting	79,552	3,000
Accrued interest	1,480	313,068

Total accrued expenses	$4,724,835	$3,657,394

5.	LEASES

The Company leases office space in Newton, Massachusetts and Bend, Oregon. The Newton lease was classified as an operating lease until it expired on December 31, 2022, and the Company is currently renting space on a month-to-month basis for this facility. The Bend lease is classified as an operating lease and contains

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

immaterial provisions for rent holidays and rent escalations over the term of the lease, which have been included in the Company’s right of use asset and lease liabilities. The Company’s lease liability as of June 30, 2023 and December 31, 2022 represents the net present value of future lease payments utilizing discount rates of 8% to 10%, which correspond to the Company’s incremental borrowing rates as of the effective dates of the Bend, Oregon lease and a lease modification. As of June 30, 2023, the weighted average remaining lease term was 2.0 years. The Company recorded a combined expense of $45 thousand and $0.1 million related to the Bend and Newton leases for the three months ended June 30, 2023 and 2022, respectively, and recorded a combined expense of $0.1 million related to the Bend and Newton leases for each of the six months ended June 30, 2023 and 2022. The Company made cash payments for amounts included in the measurement of lease liabilities of $47 thousand and $0.1 million during the three months ended June 30, 2023 and 2022, respectively, and of $0.1 million for each of the six months ended June 30, 2023 and 2022. The Company reported a right-of-use asset of $0.2 million in Other non-current assets and lease liabilities totaling $0.2 million in Other current liabilities and Other non-current liabilities as of June 30, 2023.

The following table reconciles the undiscounted lease liabilities to the total lease liabilities recognized on the unaudited condensed balance sheet as of June 30, 2023:

	As of June 30, 2023	As of December 31, 2022
2023	52,711	103,925
2024	107,290	107,290
2025	54,579	54,579

Total undiscounted lease liabilities	214,580	265,794
Less effects of discounting	(8,322)	(16,204)

Total lease liabilities as of June 30, 2023	$206,258	$249,590

The Company’s lease liabilities are reported on the unaudited condensed balance sheets as follows:

	June 30, 2023	December 31, 2022
Other current liabilities	$105,422	$103,925
Other non-current liabilities	100,836	145,665

Total lease liabilities	$206,258	$249,590

6.	DEBT

SWK Credit Agreement

On March 4, 2022, the Company entered into the SWK Credit Agreement with the lenders party thereto and SWK, as the agent, sole lead arranger and sole bookrunner, which provides for a senior secured term loan facility in an aggregate amount of $6.5 million in a single borrowing (the “Original Term Loan”). The Original Term Loan closed on March 14, 2022, after consummation of the Convertible Note Financing (as defined and described below) as well as the satisfaction of other closing conditions as set forth in the SWK Credit Agreement. The proceeds of the Original Term Loan are being used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement (as defined and described below) and the Marathon Credit Agreement (as defined and described below) and for other working capital and general

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

corporate purposes. On August 19, 2022, the Company entered into an amendment (the “First Amendment”) to the SWK Credit Agreement, which extended the date through which the Company has the option to capitalize interest on the SWK Credit Agreement and which revised the Company’s minimum cash requirement under the Original Term Loan.

The Original Term Loan bore interest at an annual rate of the sum of (i) 3-month LIBOR (or such other rate as may be agreed by the Company and SWK following the date on which 3-month LIBOR is no longer available), subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. For the period ended June 30, 2023, the current interest rate applicable to the Original Term Loan is 16.3%. The Company had the option to capitalize such interest commencing on the date on which the Original Term Loan was funded and continuing until February 15, 2023. Commencing on February 15, 2023, the principal amount of the Original Term Loan will amortize at a rate of $0.7 million payable quarterly. The final maturity date of the Original Term Loan is March 4, 2024. The Company is required to pay $2.1 million of principal payments in 2023, with the remainder payable in 2024. The Company has the option to prepay the Original Term Loan in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all paid-in-kind interest amounts. The Original Term Loan contains a provision for the establishment of an alternative rate of interest if LIBOR were to no longer be available at any point while the Original Term Loan is outstanding. Under the Original Term Loan as amended, the Company’s minimum cash requirement was such that its unencumbered liquid assets must not have been less than the lesser of (a) the outstanding principal amount of the Original Term Loan, or (b) $3.0 million (note: clause (y) was increased from $1.5 million due to topline results announced in March 2023 from our Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women). SWK, the lender, had agreed per the terms of the amended credit agreement that the minimum cash requirement could be lowered to $1.3 million through June 30, 2023.

The Original Term Loan is secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to the SWK Security Agreement. The SWK Credit Agreement contains customary representations and warranties and affirmative and negative covenants. The Company paid to SWK $0.1 million in origination fees on the date on which the Original Term Loan was funded. The Original Term Loan contains certain provisions which could accelerate the maturity date of the outstanding loan should the Company be out of compliance with any of the stated covenants. At June 30, 2023, the Company did not deem probable any events that would give rise to such an acceleration.

In connection with the execution of the SWK Credit Agreement, the Company issued a warrant (the “First SWK Warrant”) to purchase 150,000 shares of the Company’s common stock at an exercise price of $2.46 per share. In connection with the execution of the First Amendment, the Company issued to SWK an additional warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.51 per share (such warrant, the “SWK Amendment Warrant” and, together with the First SWK Warrant, the “SWK Warrants”). SWK may exercise the SWK Warrants in accordance with the terms thereof for all or any part of such shares of common stock from the date on which the Original Term Loan was funded or such SWK Warrant was issued, as applicable, until and including March 4, 2029.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The Company recognized the fair value of the First SWK Warrant for $0.3 million as additional paid in capital as of the date of the closing of the transaction. Additionally, the Company recognized the fair value of the SWK Amendment Warrant in connection with the First Amendment, for $0.1 million as additional paid in capital and as non-operating cost of debt issuance, as of the date of the First Amendment.

The Company evaluated its compliance with all covenants with respect to the SWK Credit Agreement as amended and concluded that it was in compliance as of June 30, 2023.

Amendments to Borrowing Agreements

On January 30, 2023, the Company entered into a Second Amendment (the “Second Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Second Amendment provides for an additional senior secured term loan to be made to the Company in an aggregate amount of $7.0 million in a single borrowing which was funded on January 31, 2023 (the “Second Term Loan”, and together with the Original Term Loan, the “SWK Loans”).

On May 12, 2023, the Company entered into a Third Amendment (the “Third Amendment”) to the SWK Credit Agreement. In addition to other provisions, the Third Amendment provides for (i) a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by the Company (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million, (ii) the ability for the Company to forego a $0.6 million amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second $0.6 million amortization payment otherwise due on June 15, 2023, and (iii) the ability for the Company to defer until July 15, 2023 half of the $0.5 million quarterly interest payment otherwise due on May 15, 2023).

The SWK Loans made under the SWK Credit Agreement as amended by and through the Third Amendment (the “Current SWK Credit Agreement”) bear interest at an annual rate of the sum of (i) 3-month SOFR, subject to a 1% floor, plus (ii) a margin of 11%, with such interest payable quarterly in arrears. In the event of default, the interest rate will increase by 3% per annum over the contract rate effective at the time of default but shall not be higher than the maximum rate permitted to be charged by applicable laws. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, which showed that ACER-801 was safe and well-tolerated but did not achieve statistical significance when evaluating ACER-801’s ability to decrease the frequency or severity of hot flashes in postmenopausal women, the principal amount of the SWK Loans amortizes at a monthly rate of $0.6 million (as opposed to $1.3 million quarterly prior to the announcement of such topline results), although the Third Amendment allowed the Company to forgo the amortization payment otherwise due on May 15, 2023, and at the discretion of SWK (which was exercised) a second amortization payment otherwise due on June 15, 2023. The final maturity date of the SWK Loans is March 4, 2024. The Company has the option to prepay the SWK Loans in whole or in part. Upon the repayment of the Original Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid to SWK under the Current SWK Credit Agreement on or prior to the prepayment date) equal to 1.5 times the outstanding principal amount of the Original Term Loan, plus any and all payment-in-kind interest amounts. Upon the repayment of the Second Term Loan (whether voluntary or at scheduled maturity), the Company must pay an exit fee so that SWK receives an aggregate amount (inclusive of all principal, interest and origination and other fees paid in cash

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

to SWK under the Current SWK Credit Agreement with respect to the Second Term Loan equal to the outstanding principal amount of the Second Term Loan (inclusive of payment-in-kind interest amounts) multiplied by: (i) if the repayment occurs prior to May 16, 2023, 1.28667, (ii) if the repayment occurs on or after May 16, 2023 but prior to June 16, 2023, 1.39334, and (iii) if the repayment occurs on or after July 16, 2023, 1.5. Due to topline results announced in March 2023 from the Company’s Phase 2a proof of concept clinical trial to evaluate ACER-801 as a potential treatment for moderate to severe VMS associated with menopause, the Company is required to maintain for purposes of the SWK Loan unencumbered liquid assets of not less than the lesser of (x) the outstanding principal amount of the SWK Loans or (y) $3.0 million (as opposed to $1.5 million for clause (y) prior to the announcement of such topline results), although the Third Amendment provides for a temporary reduction in the minimum amount of unencumbered liquid assets required to be maintained by the Company under clause (y) (from $3.0 million to $1.75 million through May 30, 2023, and at the discretion of SWK (which was exercised) a further temporary reduction to $1.25 million from May 31, 2023 through June 30, 2023 – although, in connection with the purchase from SWK of the SWK Loans (see below), the purchaser, Nantahala (defined below), has since provided a further reduction/waiver for the minimum unencumbered liquid assets requirement such that the current requirement is $0.5 million).

In connection with the execution of the Second Amendment, the Company issued to SWK an additional warrant (the “Third Warrant”) to purchase 250,000 shares of the Company’s common stock at an exercise price of $2.39 per share. SWK may exercise the Third Warrant in accordance with the terms thereof for all or any part of such shares of common stock from the date of issuance until and including March 4, 2029.

The Company classified the entire fair value of the SWK Original Term Loan, and Second Term Loan which are both due within twelve months from the date of this report, as current in the balance sheet as of June 30, 2023.

In connection with the Second Amendment and the origination of the SWK Second Term Loan, the Company determined that the changes in the cash flows were greater than ten percent, and thus concluded that the modification should be accounted for as an extinguishment. The Company evaluated the change in the fair value of the SWK Second Term loan pre-modification compared to post-modification and concluded that a loss on extinguishment of $2.7 million should be recorded as of the date of the modification, January 30, 2023, which appears in the six months ended June 30, 2023, as a component of “Other income (expense), net” in the Statement of Operations. Additionally, the Company also recorded during the six months ended June 30, 2023, in “Other income (expense), net” as “Change in fair value of debt instruments gain (loss)” a loss of $0.3 million for change in fair value of the Original Term Loan pre-modification from December 31, 2022 through the date of modification, as well as a loss of $1.5 million related to the change in fair value of the post-modification SWK Loans from the date of modification through June 30, 2023. The Company recognized the fair value of the Third SWK Warrant of $0.5 million as “Loss on extinguishment” in the Statement of Operations. The Company will continue to account for the combined Original and Second SWK Term Loans using the fair value election.

On June 16, 2023, SWK sold the SWK Loans to Nantahala. In connection with the sale of the SWK Loans there were no changes to any of the contractual provisions of the loans; however, the Company (i) issued to SWK the Fourth SWK Warrant to purchase 500,000 shares of the Company’s common stock at an exercise price of $1.00, which expires on June 16, 2030, with other terms and conditions being the same as the Third SWK Warrant, and (ii) has benefited from waivers/reductions provided by Nantahala with respect to the minimum amount of unencumbered liquid assets required to be maintained by the Company pursuant to the SWK Loans. The Company determined that due to its deemed participation in the transfer of the SWK Loans by way of issuing the Fourth SWK Warrant, it should account for the transfer of the SWK Loans as an extinguishment of debt. Since there were no changes to the underlying contractual provisions of each loan as part of such transfer,

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

there was no difference in fair value at the point of transfer of the SWK Loans. However, the Fourth SWK Warrant, valued at $0.4 million based on a Black-Scholes calculation, was recorded as a “Loss on extinguishment of debt” in the Statement of Operations. The Company will continue to account for the SWK Loans using the fair value election.

Marathon Convertible Notes

On March 4, 2022, the Company also entered into the Marathon Convertible Note Purchase Agreement with MAM Aardvark, LLC (“Marathon”) and Marathon Healthcare Finance Fund, L.P. (“Marathon Fund” and together with “Marathon” each a “Holder” and collectively the “Holders”) pursuant to which the Company issued and sold to the Holders the Marathon Convertible Notes in an aggregate amount of $6.0 million (the “Convertible Note Financing”). The Convertible Note Financing closed on March 14, 2022 after satisfaction of closing conditions as set forth in the Marathon Convertible Note Purchase Agreement. The proceeds of the Convertible Note Financing are being used to pay fees, costs and expenses related to the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit Agreement and for other working capital and general corporate purposes.

The Marathon Convertible Notes bear interest at an annual rate of 6.5%, with such interest payable quarterly; provided, however, that until the first to occur of OLPRUVA™ Approval and the repayment in full of the Original Term Loan, interest will not be payable in cash, but will accrue and be payable in cash upon the earlier of a) the repayment of all obligations under the Original Term Loan and termination of such Original Term Loan or b) within three business days of OLPRUVA™ Approval. Subject to the restrictions set forth in an agreement among each of the Holders and SWK, as agent and lender, and any other intercreditor or subordination agreement entered into in connection with the Term Loan (defined below), each of the Holders has the right, during the 30-day periods beginning 12 months, 18 months and 24 months after the closing date of the Convertible Note Financing, to require the Company to redeem the Convertible Secured Note held by such Holder at a redemption price of the outstanding principal amount plus any accrued but unpaid interest. In the event of default, interest on the Marathon Convertible Notes will increase to the lower of 11.5% per annum or the highest rate permitted by law. Each of the Holders also has the right to convert all or any portion of the outstanding principal amount plus any accrued but unpaid interest under the Marathon Convertible Note held by such Holder into shares of common stock at a conversion price of $2.50 per share, subject to adjustment, for an aggregate of 2.4 million shares upon conversion of the original principal amount. The nature of the adjustment to conversion price is limited to instances such as stock splits and reverse stock splits. Each Holder has certain rights with respect to the registration by the Company for resale of the shares of common stock issuable upon conversion of the Marathon Convertible Note held by such Holder which are forth in the Marathon Convertible Note Purchase Agreement. Any outstanding principal, together with all accrued and unpaid interest, will be payable on the earlier of the third anniversary of the date of issuance, or upon a change of control of the Company.

Pursuant to the Marathon Convertible Note Purchase Agreement, the Marathon Convertible Notes are secured by a lien on collateral representing substantially all assets of the Company, although such security interest is subordinated to the Company’s obligations under the SWK Credit Agreement and may also be subordinated to the Company’s obligations under the Marathon Credit Agreement.

On January 30, 2023, the Company entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with Marathon and Marathon Fund (i.e., the Holders) with respect to the Marathon Convertible Notes.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Pursuant to the terms of the Marathon Amendment Agreement, each holder agrees to defer payment by the Company of accrued and unpaid interest on their respective Marathon Convertible Note existing on the date of the Marathon Amendment Agreement through March 31, 2023, with such deferred interest, together with any accrued and unpaid interest on each Marathon Convertible Note incurred after March 31, 2023, to be due and payable in cash by the Company on April 15, 2023. Each Marathon Convertible Note is amended with retroactive effect to delete the concept of a default rate of interest. Each Marathon Convertible Note is amended to obligate the Company to repurchase such Marathon Convertible Note, on or before the fifth (5th) business day (but with five (5) business days’ notice) following the earlier of June 15, 2023 or the Company’s receipt of gross proceeds of at least $40.0 million from the issuance or sale of equity, debt and/or hybrid securities, loans or other financing on a cumulative basis since January 1, 2023 (excluding the Second Term Loan), at a price equal to 200% (the “Buy-Out Percentage”) of the outstanding principal amount of such Marathon Convertible Note, plus any accrued but unpaid interest thereon to the date of such repurchase, plus 2500 basis points for each 90-day period after April 15, 2023, pro-rated for the actual number of days elapsed in the 90-day period before repurchase actually occurs (for example, if the repurchase occurred on May 30, 2023, the Buy-Out Percentage would have been increased to 212.5%); provided, that if the Company is prohibited from effectuating such repurchases pursuant to a subordination agreement with SWK, the Company shall cause the repurchase to occur on or before the fifth (5th) business day following the earlier of such prohibition being no longer applicable or the payment in full of all senior indebtedness described in such subordination agreement, but with five (5) business days’ notice.

The Company evaluated its compliance with all covenants with respect to the Marathon Convertible Note Purchase Agreement and concluded that it was in compliance as of June 30, 2023. The Company has classified the total fair value of the Marathon Convertible Notes which is due within twelve months from the date of this report, as current in the balance sheet as of June 30, 2023.

In connection with the above Marathon Amendment Agreement, the Company determined that the changes in the fair value of the post-modification Marathon Convertible Note compared to the original Marathon Convertible Note were greater than ten percent, and thus concluded that the modification should be accounted for as an extinguishment. The Company evaluated the change in the fair value of the Marathon Convertible Note pre-modification compared to post-modification and concluded that a loss on extinguishment of $5.0 million should be recorded as of the date of modification of January 30, 2023, which appears in the six months ended June 30, 2023, as a component of “Other income (expense), net” in the Statement of Operations. Additionally, the Company also recorded in the six months ended June 30, 2023, in “Other income (expense), net” as “Change in fair value of debt instruments gain (loss)” a gain of $0.5 million for changes in the fair value of the pre-modification Marathon Convertible Note from December 31, 2022 through the date of modification, as well as a loss of $0.9 million for changes in fair value of the Marathon Convertible Note from the date of modification through June 30, 2023. The Company will continue to account for the combined Original and Second SWK Term Loans using the fair value election.

Marathon Credit Agreement

On March 4, 2022, the Company also entered into the Marathon Credit Agreement with the lenders party thereto and Marathon, as the agent, sole lead arranger and sole bookrunner, which provides for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing (the “Term Loan”). The Term Loan was available to be borrowed only following OLPRUVA™ Approval and until December 31, 2022 (i.e., if OLPRUVA™ Approval did not occur on or before December 31, 2022, then the Term Loan would not be available unless the Company was able to obtain an extension for the time period beyond December 31, 2022, to the actual PDUFA target action date), and funding of the Term Loan was also subject to the satisfaction of conditions as set forth in the Marathon Credit Agreement. Although the Company’s resubmitted NDA in respect

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

of OLPRUVA™ (sodium phenylbutyrate) for oral suspension for the treatment of patients with UCDs was accepted for substantive review by the FDA, the PDUFA target action date was January 15, 2023. The Term Loan, if it became available, would have been used to refinance certain other indebtedness of the Company (including the Original Term Loan), to pay fees, costs and expenses related to the Marathon Credit Agreement and for other working capital and general corporate purposes. Had the Term Loan become available, the Company would have paid Marathon a commitment fee equal to 1.5% of the term loan amount. The Marathon Credit Agreement also included an accordion feature pursuant to which the Company, Marathon and the lenders under the Marathon Credit Agreement may have agreed to increase the Term Loan commitments by up to an additional $50.0 million dollars for a total commitment of $92.5 million; provided, however, that any such increase is within the sole discretion of each party (i.e., the Company could not have unilaterally triggered such an increase).

The Term Loan would have borne interest at an annual rate of 13.5% and would have been payable quarterly in arrears. The Company would have had the option to capitalize up to 4% of such interest commencing on the Term Loan Funding Date and continuing until the third anniversary of the Term Loan Funding Date. Commencing on the third anniversary of the Term Loan Funding Date, the principal outstanding amount of the Term Loan would have amortized at a rate of 2.78%, payable monthly. The final maturity date of the Term Loan would have been the earlier of six years after the Term Loan Funding Date or December 31, 2028. The Company would have had the option to prepay the Term Loan in whole or in part at any time, subject to a prepayment fee equal to (a) if the prepayment was made prior to March 4, 2025, then the greater of 5% or the amount of interest that would have accrued from the date of prepayment until March 4, 2025, (b) if the prepayment was made on or after March 4, 2025, but prior to March 4, 2026, then 3%, (c) if the prepayment was made on or after March 4, 2026, but prior to March 4, 2027, then 2%, or (d) if the prepayment was made on or after March 4, 2027, then 1%.

The Term Loan would have been secured by a first priority lien on all assets of the Company and any of its future subsidiaries pursuant to a Guarantee and Collateral Agreement to be entered into on the Term Loan Funding Date between the Company and Marathon, as agent (the “Marathon Security Agreement”). The Marathon Credit Agreement contained customary representations and warranties and affirmative and negative covenants. The Company paid $0.2 million in commitment fees to Marathon in connection with obtaining the commitments in respect of the Term Loan and will pay $0.6 million in additional commitment fees to Marathon following OLPRUVA™ Approval or any change of control of the Company or sale or transfer of the OLPRUVA™ product.

In connection with the Marathon Credit Agreement, on March 4, 2022, the Company, Marathon and the Marathon Fund also entered into the Royalty Agreement pursuant to which, in the event of the funding of the Term Loan, the Company will pay Marathon and the Marathon Fund, on a quarterly basis, 2% of certain aggregate commercial revenue from sales of OLPRUVA™ during that quarter (i.e., 2% of the net sales and of the amount of certain other payments), subject to a cap on the aggregate amount of such payments of $15.0 million. Upon a change of control of the Company or the sale of the OLPRUVA™ business to a third party, the Company would pay Marathon and the Marathon Fund the difference between $15.0 million and the aggregate amount of the payments previously made by the Company to Marathon and the Marathon Fund pursuant to the Royalty Agreement.

As of December 31, 2022, the Company had not requested funding of the Term Loan, and as such had not triggered the associated Royalty Agreement. On December 30, 2022, the Company and Marathon entered into an Extension Agreement which extended the Term Loan Commitment Date to January 16, 2023.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

With respect to the Credit Agreement, dated as of March 4, 2022, as amended by the Extension Agreement dated as of December 30, 2022 (as so amended, the “Marathon Term Credit Agreement”), among the Company, the Lenders party thereto (the “Lenders”) and Marathon, not individually, but solely in its capacity as administrative and collateral agent for the Lenders (the “Administrative Agent”), which provided for a senior secured term loan facility in an aggregate amount of up to $42.5 million in a single borrowing, the parties have entered into a Termination Agreement dated as of January 30, 2023 (the “Termination Agreement”). Pursuant to the Termination Agreement, the lending commitments of the Lenders are terminated without having been drawn upon, the Marathon Term Credit Agreement and all other loan documents entered into in connection therewith are terminated, and the Company agrees to pay the Administrative Agent a commitment fee of $0.6 million (which was earned as a result of the recent approval by the FDA of OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients living with urea cycle disorders involving deficiencies of carbamylphosphate synthetase, ornithine transcarbamylase, or argininosuccinic acid synthetase) and certain legal costs on the date on which the repurchase of the Marathon Convertible Notes occurs pursuant to the Marathon Amendment Agreement.

Accounting for SWK Original and Second Term Loan and Marathon Convertible Notes

The Company is eligible to elect the fair value option under ASC 815 and bypass analysis of potential embedded derivatives and further analysis of bifurcation of any such financial instruments and has elected such option. The Company recognized the First SWK Warrant at fair value as of the date of the close of the transaction and recorded it in equity. The Original Term Loan and Marathon Convertible Notes met the definition of a “recognized financial liability” which is an acceptable financial instrument eligible for the fair value option under ASC 825-10-15-4 and do not meet the definition of any of the financial instruments found within ASC 825-10-15-5 that are not eligible for the fair value option. Additionally, as noted above in connection with the amendments, the Company performed the same evaluation on the Original Term Loan as amended, the Second Term Loan, and Marathon Convertible Notes, as amended, and concluded that the fair value option was still appropriate. Therefore, the Original Term Loan, Second Term Loan, and Marathon Convertible Notes are recorded at their fair value upon issuance and subsequently re-measured at each reporting period until their maturity, prepayment or conversion. Additionally, all issuance costs incurred in connection with a debt instrument that is measured at fair value pursuant to the election of the fair value option are expensed during the period the debt is acquired. The Original Term Loan was recorded at fair value of $6.2 million after allocating the fair value of the First SWK Warrant of $0.3 million.

The Company incurred $1.2 million of debt issuance costs, which were expensed as incurred due to the election of the fair value option and were included in interest expense in the accompanying statement of operations for the year ended December 31, 2022. Debt issuance costs were comprised of $0.5 million that related to the costs and expense paid directly to SWK and the Holders, $0.7 million of costs and expenses paid to the Company’s financial advisor, and other legal and accounting costs. The fee of $0.2 million paid in connection with obtaining the commitments in respect of the Term Loan was paid to Marathon through gross proceeds received from the Marathon Convertible Notes. The Company recorded this fee as expense during the year ended December 31, 2022. As a result of the approval of OLPRUVA™, the Company will pay $0.6 million for the Term Loan commitment fee and has recognized a liability for $0.6 million and a current asset for deferred financing costs of $0.4 million as of December 31, 2022. The Company recognized expense of $0.2 million during the year ended December 31, 2022 and $0.4 million during the six months ended June 30, 2023, related to this fee. As of June 30, 2023, this amount remains unpaid.

The Company engaged an exclusive financial advisor with respect to the financings contemplated by the SWK Credit Agreement, the Marathon Convertible Note Purchase Agreement and the Marathon Credit

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Agreement. In connection with the funding of the Original Term Loan and the Convertible Note Financing, the Company paid its financial advisor a fee of $0.5 million for its services.

Promissory note payable to an officer

On June 22, 2023, the Company received $1.0 million in funding in exchange for the issuance of an unsecured, subordinated promissory note for that principal amount (the “Schelling Promissory Note”) to Christopher Schelling, the Company’s Chief Executive Officer and Founder, a member of the Company’s Board of Directors, and the beneficial owner of more than 10% of the Company’s outstanding common stock. Pursuant to the Schelling Promissory Note, the principal amount will accrue interest at a rate of 6% per annum, and all principal and accrued interest will be due and payable on August 21, 2023 (the “Maturity Date”); provided, however, that the repayment obligation of the Company under the Schelling Promissory Note is expressly subordinated to the Company’s obligations under its outstanding secured debt. If the Schelling Promissory Note is not paid in full on or before the Maturity Date, the unpaid balance will thereafter accrue interest at a rate of 10% per annum.

7.	FAIR VALUE MEASUREMENTS

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At each reporting period, the Company reviews the assets and liabilities that are subject to ASC 815-40. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs or instruments which trade infrequently and therefore have little or no price transparency are classified as Level 3. The valuation methodologies used for the Company’s financial instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set forth in the tables below.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the Company’s assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of June 30, 2023.

	As of June 30, 2023		Fair Value Measurements As of June 30, 2023
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets:
Money Market Funds in Cash Equivalents	$1,053,416	$1,053,416	$1,053,416	$—	$—

Liabilities:
Debt:
Marathon Convertible Notes	13,078,200	13,078,200	—	—	13,078,200
SWK Loans	17,986,848	17,986,848	—	—	17,986,848

	$31,065,048	$31,065,048	$—	$—	$31,065,048

	As of December 31, 2022		Fair Value Measurements As of December 31, 2022
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets:
Money Market Funds in Cash Equivalents	$1,829,218	$1,829,218	$1,829,218	$—	$—

Liabilities:
Debt:
Marathon Convertible Notes	6,360,600	6,360,600	—	—	6,360,600
SWK Loans	5,567,231	5,567,231	—	—	5,567,231

	$11,927,831	$11,927,831	$—	$—	$11,927,831

A lattice-based model was used to estimate the fair value of the Marathon Convertible Notes at June 30, 2023. The lattice model utilizes a “decision tree,” whereby future movement in the Company’s common stock price is estimated based on a volatility factor. Additionally, the Company included in its decision tree, when relevant, a probability assessment of the approval of ACER-001 and the resulting impact of such an event. The Company classified the fair value of the Marathon Convertible Notes as a Level 3 measurement due to the lack of observable market data. The lattice model requires the development and use of assumptions, including the Company’s stock price volatility returns, an appropriate risk-free interest rate, and derived credit spread, default probability rate, and expected recovery rate given default.

The Company updated its estimate of fair value of the SWK Loans based on the probability-weighted net present value of future cash flows at June 30, 2023.

The significant unobservable inputs used in calculating the fair value of the Marathon Convertible Notes and SWK Loans represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Any significant changes in the inputs described herein may result in significantly higher or lower fair value measurements.

In the six months ended June 30, 2023 the Company recorded in “Other income (expense), net” as “Changes in fair value of debt instruments gain (loss)” a loss of $0.3 million, for change in fair value of the Original Term

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Loan pre-modification from December 31, 2022 through the date of modification, as well as a loss of $3.6 million related to the change in fair value of the post-modification SWK Loans from the date of modification through June 30, 2023. Additionally, during the six months ended June 30, 2023, the adjustment to fair value for the SWK Loans during the three months ended March 31, 2023 includes $2.7 million of increase in the post-modification cash flows of the instrument, which was recognized as a loss on extinguishment during the period. During the three months ended June 30, 2023, the Company recorded a loss of $1.8 million for the change in fair value of the SWK Loans post-modification from March 31, 2023 through June 30, 2023.

In the six months ended June 30, 2023, the Company recorded in “Other income (expense), net” as “Changes in fair value of debt instruments gain (loss)” a gain of $0.5 million for changes in the fair value of the pre-modification Marathon Convertible Note from December 31, 2022 through the date of modification, as well as a loss of $2.6 million for changes in fair value of the Marathon Convertible Note from the date of modification through June 30, 2023. Additionally, during the six months ended June 30, 2023, the adjustment to fair value for the Marathon Convertible Note during the three months ended March 31, 2023 includes $5.0 million of increase in the post-modification cash flows of the instrument, which was recognized as a loss on extinguishment during the period. During the three months ended June 30, 2023, the Company recorded a loss of $1.7 million for the change in fair value of the Marathon Convertible Note post-modification from March 31, 2023 through June 30, 2023.

	For the Three Months Ended June 30, 2023	For the Six Months Ended June 30, 2023
Activity recorded as change in fair value gain (loss), SWK Loans
Loss from change in fair value from December 31, 2022 to date of modification	$—	$(299,923)
Loss from change in fair value from date of modification to June 30, 2023	(1,797,294)	(3,599,362)
Loss from extinguishment of debt related to increase in post-modification cashflows	—	(2,710,194)

Total change in fair value recognized, SWK Loans	(1,797,294)	(6,609,479)

Activity recorded as change in fair value gain (loss), Marathon Convertible Note
Gain from change in fair value from December 31, 2022 to date of modification	$—	$498,600
Loss from change in fair value from date of modification to June 30, 2023	(1,686,033)	(2,616,633)
Loss from extinguishment of debt related to increase in post-modification cashflows	—	(5,008,800)

Total change in fair value recognized, Marathon Convertible Note	(1,686,033)	(7,126,833)

Total change in fair value recognized during the three and six months ended June 30, 2023	$(3,483,327)	$(13,736,312)

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

	December 31, 2022	Loan Received	Payments	Accretion/ Interest Accrued	Adjustment to Fair Value Mark to Market		June 30, 2023
Marathon Convertible Notes	$6,360,600	$—	$(409,233)	$—	$7,126,833	(1)	$13,078,200
SWK Loans	5,567,231	7,000,000	(1,189,862)	—	6,609,479	(2)	17,986,848

	$11,927,831	$7,000,000	$(1,599,095)	$—	$13,736,312		$31,065,048

(1)

The Adjustment to Fair Value for the Marathon Convertible Notes during the six months ended June 30, 2023, includes $5.0 million of increase in the post-modification cash flows of the instrument, which was recognized as a loss on extinguishment during the period.

(2)

The Adjustment to Fair Value for the SWK Loans during the six months ended June 30, 2023, includes $2.7 million of increase in the post-modification cash flows of the instrument, which was recognized as a loss on extinguishment during the period.

8.	COMMITMENTS AND CONTINGENCIES

License Agreements

In April 2014, the Company obtained exclusive rights to intellectual property relating to OLPRUVA™ for the treatment of inborn errors of branched-chain amino acid metabolism, including MSUD, and preclinical and clinical data, through a license agreement with Baylor College of Medicine (“BCM”). Under the terms of the agreement, as amended, the Company has worldwide exclusive rights to develop, manufacture, use, sell and import licensed products as defined in the agreement. The license agreement requires the Company to make certain upfront and annual payments to BCM, as well as reimburse certain legal costs, make payments upon achievement of defined milestones, and pay royalties in the low single-digit percent range on net sales of any developed product over the royalty term.

In August 2016, the Company signed an agreement with Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou (“AP-HP”) (via its Department of Clinical Research and Development) granting the Company the exclusive worldwide rights to access and use data from a randomized, controlled clinical study of celiprolol. The Company used this pivotal clinical data to support an NDA regulatory filing for EDSIVO™ for the treatment of vEDS. The agreement requires the Company to make certain upfront payments to AP-HP, as well as reimburse certain costs and make payment of royalties in the low single-digit percent range on net sales of celiprolol over the royalty term.

In September 2018, the Company entered into a License Agreement for Development and Exploitation with AP-HP to acquire the exclusive worldwide intellectual property rights to three European patent applications relating to certain uses of celiprolol including (i) the optimal dose of celiprolol in treating vEDS patients, (ii) the use of celiprolol during pregnancy and (iii) the use of celiprolol to treat kyphoscoliotic Ehlers-Danlos syndrome (type VI). Pursuant to the agreement, the Company will reimburse AP-HP for certain costs and will pay annual maintenance fee payments. Subject to a minimum royalty amount, the Company will also pay royalty payments on annual net sales of celiprolol during the royalty term in the low single digit percent range, depending upon whether there is a valid claim of a licensed patent. Under the agreement, the Company will control and pay the costs of ongoing patent prosecution and maintenance for the licensed applications. The Company may terminate the agreement in its sole discretion upon written notice to AP-HP, and AP-HP may terminate the agreement in the event the Company fails to make the required payments after notice and opportunity to cure. Additionally, the agreement will terminate if the Company terminates clinical development, marketing approval is withdrawn by

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(Unaudited)

the health or regulatory authorities in all countries, the Company ceases to do business or there is a procedure of winding-up by court decision against the Company. The Company subsequently filed three U.S. patent applications on this subject matter in October 2018.

In December 2018, the Company entered into an exclusive license agreement with Sanofi granting the Company worldwide rights to ACER-801, a clinical-stage, selective, non-peptide tachykinin NK3 receptor antagonist. The agreement required the Company to make a certain upfront payment to Sanofi, make payments upon achievement of defined development and sales milestones and pay royalties on net sales of ACER-801 over the royalty term.

In May 2021, the Company entered into an agreement with Emory University to acquire the exclusive worldwide intellectual property rights to a family of patents and patent applications related to the use of neurokinin receptor antagonists in managing conditioned fear and treating anxiety disorders including post-traumatic stress disorder. The Company has obtained issued claims in both Europe and the United States and continues to pursue additional claim scope in both jurisdictions. Pursuant to the agreement, the Company reimburses Emory for certain patent prosecution costs and annual maintenance fees. Should the Company obtain approval for a treatment method within the scope of a valid claim of a licensed patent, the Company will be obligated to make royalty payments on annual net sales of osanetant either in the low single digit percent range, or alternatively, that meet an agreed minimum royalty.

Collaboration Agreement

On March 19, 2021, the Company entered into the Collaboration Agreement with Relief providing for the development and commercialization of OLPRUVA™ for the treatment of various inborn errors of metabolism, including for the treatment of UCDs and MSUD. The Collaboration Agreement is the culmination of the Option Agreement previously entered into between the Company and Relief on January 25, 2021, which provided Relief with an exclusive period of time up to June 30, 2021 for the parties to enter into a mutually acceptable definitive agreement with respect to the potential collaboration and license arrangements. In consideration for the grant of the exclusivity option, (i) the Company received from Relief an upfront non-refundable payment of $1.0 million, (ii) Relief provided to the Company a 12-month secured loan in the principal amount of $4.0 million with interest at a rate equal to 6% per annum, as evidenced by a promissory note the Company issued to Relief, and (iii) the Company granted Relief a security interest in all of its assets to secure performance of the promissory note, as evidenced by a security agreement. Upon signing the Collaboration Agreement, the Company received a $10.0 million cash payment from Relief (the $14.0 million (“Reimbursement Payment”) from Relief to the Company, offset by repayment of the $4.0 million outstanding balance of the prior loan, plus interest), and Relief released its security interest in the Company’s assets pursuant to the Promissory Note. Under the terms of the Collaboration Agreement, Relief committed to pay the Company Development Payments of up to an additional $20.0 million for U.S. development and commercial launch costs for the UCDs and MSUD indications. During the three months ended June 30, 2021, the Company received from Relief the $10.0 million First Development Payment. The Company was contractually entitled to receive from Relief an additional $10.0 million Second Development Payment conditioned upon the FDA’s acceptance of an NDA for OLPRUVA™ in a UCD for filing and review. This acceptance was received on October 4, 2021. On October 6, 2021, the Company entered into a Waiver and Agreement with Relief to amend the timing for the Second Development Payment. The Company received the Second Development Payment in two $5.0 million tranches on each of October 12, 2021 and January 14, 2022. Further, the Company retained development and commercialization rights in the U.S., Canada, Brazil, Turkey and Japan (“Acer Territory”). The companies will split net profits from the Acer Territory 60%:40% in favor of Relief. Relief licensed the rights for the rest of the world (“Relief Territory”), where the Company will receive from Relief a 15% royalty on all net sales received in the Relief Territory. The Company

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(Unaudited)

could also receive a total of $6.0 million in milestone payments based on the first European (EU) marketing approvals of OLPRUVA™ for a UCD and MSUD.

Litigation

From time to time, the Company may become involved in litigation or proceedings relating to claims arising out of its operations. To the extent that the Company incurs legal costs associated with any potential loss contingency, those legal costs are expensed as incurred.

The Securities Class Action and Stockholder Derivative Actions

On July 1, 2019, plaintiff Tyler Sell filed a putative class action lawsuit, Sell v. Acer Therapeutics Inc. et al., No. 1:19-cv-06137GHW, against the Company, Chris Schelling and Harry Palmin, in the U.S. District Court for the Southern District of New York. The Complaint alleged that the Company violated federal securities laws by allegedly making material false and misleading statements regarding the likelihood of FDA approval for the EDSIVO™ NDA. With the selection of a lead plaintiff, the case was later captioned Skiadas v. Acer Therapeutics Inc. et al. The parties reached an agreement in principle to settle this action for a payment of $8.4 million, which was approved by the Court on January 7, 2022. As of December 31, 2021, the Company had recognized liabilities of $8.4 million for the proposed settlement and of $0.9 million for costs related to both the derivative and class action cases in other current liabilities and had also recognized an asset of an equal amount in other current assets representing the recovery from its insurance carriers of an equal amount. Both the liabilities and the asset were derecognized during the year ending December 31, 2022 as payment of the settlement was made by the Company’s insurance carriers.

On August 12, 2019, a stockholder derivative action, Gress v. Aselage et al., No. 1:19-cv-01505-MN, was filed in the U.S. District Court for the District of Delaware against certain of the Company’s present and former officers and directors, asserting damages resulting from the alleged breach of their fiduciary duties, based on the same facts at issue in the Skiadas case. On March 17, 2020, a second stockholder derivative action, Giroux v. Amello et al., No. 1:20-cv-10537-GAO, was filed in the U.S. District Court for the District of Massachusetts against certain of the Company’s present and former officers and directors, asserting claims based on the same facts at issue in the Skiadas and Gress cases. On June 23, 2020, a third stockholder derivative action, King v. Schelling, et al., No. 1:20-cv-04779-GHW, was filed in the U.S. District Court for the Southern District of New York against certain of the Company’s present and former officers and directors that arises from the same facts underlying the Skiadas, Gress, and Giroux cases. On July 6, 2020, a fourth stockholder derivative action, Diaz v. Amello et al., No. 1:20-cv-00909-MN, was filed in the U.S. District Court for the District of Delaware. By Stipulation and Order dated August 7, 2020, the Gress and Diaz cases were consolidated under the caption In re Acer Therapeutics Inc. Derivative Litigation, Lead Case No. 1:19-cv-01505-MN. As disclosed previously, the parties reached an agreement to settle all of the derivative cases. At a hearing held on May 12, 2021 in the District Court of Massachusetts, the Court administering the matter, the settlement was approved. Payment of the settlement amount of $0.5 million, plus legal fees and costs in excess of the retention (deductible) amount, has been made by the Company’s insurance carriers.

Commitments Under Clinical Trial Agreements

The Company has entered into agreements with two CROs in connection with the conduct of two separate clinical trials for ACER-801 and EDSIVO™. As a part of those agreements, the Company has agreed to pay any third-party costs or subcontracts associated with those agreements which are unpaid by the CRO. Such reimbursement would apply only to costs approved in advance by the Company. Those CRO agreements are

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

subject to termination at any time, with or without cause, by the Company, in which case only costs earned or non-cancellable to date of termination would remain subject to reimbursement.

9.	STOCKHOLDERS’ DEFICIT

At-the-Market Facility

On November 9, 2018, the Company entered into a sales agreement with Roth Capital Partners, LLC, and on March 18, 2020, the Company entered into an amended and restated sales agreement with JonesTrading Institutional Services LLC and Roth Capital Partners, LLC. The agreement provides a facility for the offer and sale of shares of common stock from time to time having an aggregate offering price of up to $50.0 million depending upon market demand, in transactions deemed to be an “at-the-market” (“ATM”) offering. The Company has no obligation to sell any shares of common stock pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. The Company will need to keep current its shelf registration statement and the offering prospectus relating to the ATM facility, in addition to providing certain periodic deliverables under the sales agreement, in order to use such facility. Due to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period, the Company is currently only able to issue a limited number of shares which aggregate to not more than one-third of the Company’s public float. During the three months ended June 30, 2023, the Company sold an aggregate of 456,886 shares of common stock through the ATM facility at an average gross sale price of $0.7912 per share for gross proceeds of $0.4 million. Proceeds for the three months ended June 30, 2023, net of $14 thousand in fees and offering costs, were $0.3 million. During the six months ended June 30, 2023, the Company sold an aggregate of 1,919,140 shares of common stock through the ATM facility at an average gross sale price of $2.3290 per share for gross proceeds of $4.5 million. Proceeds for the six months ended June 30, 2023, net of $0.2 million in fees and offering costs, were $4.3 million. During the three and six months ended June 30, 2022, the Company sold 1,062,547 shares of common stock through the ATM facility at a gross sale price of $3.0719 per share, for gross proceeds of $3.3 million. Proceeds, net of $0.2 million of fees and offering costs, were $3.1 million. As of June 30, 2023, $29.0 million remained available under the Company’s ATM facility, subject to certain limitations.

Common Stock Purchase Agreement

On April 30, 2020, the Company entered into an equity line purchase agreement and a registration rights agreement pursuant to which Lincoln Park committed to purchase up to $15.0 million of the Company’s common stock. Under the terms and subject to the conditions of the purchase agreement, the Company had the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park was obligated to purchase up to $15.0 million of the Company’s common stock. Such sales of common stock by the Company were subject to certain limitations, and occurred from time to time, at the Company’s sole discretion, over the 36-month period commencing on June 8, 2020. The number of shares the Company was able to sell to Lincoln Park on any single business day in a regular purchase was 50,000, but that amount was able to be increased up to 100,000 shares, depending upon the market price of the Company’s common stock at the time of sale and subject to a maximum limit of $1.0 million per regular purchase. The purchase price per share for each such regular purchase was based on prevailing market prices of the Company’s common stock immediately preceding the time of sale as computed under the purchase agreement. In addition to regular purchases, the Company was also able to direct Lincoln Park to purchase other amounts as accelerated purchases or as additional accelerated purchases if the closing sale price of the common stock exceeded certain threshold prices as set forth in the purchase agreement.

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Under applicable rules of the Nasdaq Capital Market, in no event may the Company have issued or sold to Lincoln Park under the purchase agreement more than 19.99% of the shares of the Company’s common stock outstanding immediately prior to the execution of the purchase agreement, unless (i) the Company obtained stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of common stock to Lincoln Park under the purchase agreement equaled or exceeded $2.1668, such that issuances and sales of the common stock to Lincoln Park under the purchase agreement would be exempt from the issuance limitation under applicable Nasdaq rules.

Lincoln Park had no right to require the Company to sell any shares of common stock to Lincoln Park, but Lincoln Park was obligated to make purchases as the Company directed, subject to certain conditions. In all instances, the Company may not have sold shares of its common stock to Lincoln Park under the purchase agreement if doing so would have resulted in Lincoln Park beneficially owning more than 9.99% of its common stock. The Company determined that the right to sell additional shares represented a freestanding put option under ASC 815 Derivatives and Hedging, but had a fair value of zero, and therefore no additional accounting was required.

Actual sales of shares of common stock to Lincoln Park under the purchase agreement depended on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations. However, there was no assurance that the Company would have been able to receive the entire obligation amount from Lincoln Park because the purchase agreement contained limitations, restrictions, requirements, events of default and other provisions that could have limited the Company’s ability to cause Lincoln Park to buy common stock from the Company.

The proceeds under the purchase agreement to the Company depended on the frequency and prices at which the Company sold shares of its stock to Lincoln Park. The Company issued 148,148 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the purchase agreement. The $0.4 million fair value of the commitment fee shares was recorded to General and administrative expenses along with other costs incurred in connection with entering into the purchase agreement.

During the three and six months ended June 30, 2022, the Company sold 300,000 of common stock under its purchase agreement with Lincoln Park at a weighted average gross sale price of $1.25 per share, resulting in proceeds of $0.4 million. The Lincoln Park facility was completed on December 30, 2022 and is now terminated.

Private Placement

On November 29, 2022, the Company entered into a securities purchase agreement for the sale and issuance of an aggregate of 1,229,508 shares of the Company’s common stock, for an aggregate purchase price of $1.5 million, in a private placement with the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors and with the Chairman of the Company’s Board of Directors at a price per share of $1.22. The shares of common stock issued in the private placement constitute “restricted securities” under the federal securities laws and are subject to a minimum six-month holding period.

Securities Purchase Agreement

On March 21, 2023, the Company entered into the Purchase Agreement with the Purchaser pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, an aggregate of 2,335,000 shares of Common Stock, par value $0.0001 per share, and Pre-Funded Warrants to purchase up to 585,306 shares of

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Common Stock at an exercise price of $0.001 per share, and (ii) in a concurrent private placement, warrants to purchase up to 2,920,306 shares of Common Stock (the “Common Warrants”) at an exercise price of $0.791 per share. Such registered direct offering and concurrent private placement are referred to herein as the “March 2023 Offering.” The combined purchase price for one Share and one Common Warrant was $0.916, and the combined purchase price for one Pre-Funded Warrant and one Common Warrant was $0.915. The March 2023 Offering was priced at-the-market under Nasdaq rules. The Company received aggregate gross proceeds from the Offering of approximately $2.7 million before deducting the placement agent fee (as described in greater detail below) and related offering expenses, resulting in net proceeds of approximately $2.3 million. The March 2023 Offering closed on March 24, 2023.

The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. Pursuant to the terms of the Purchase Agreement and subject to certain exceptions, the Company has agreed to certain restrictions on the issuance and sale of its Common Stock or Common Stock Equivalents (as defined in the Purchase Agreement) during the 30-day period following the closing of the March 2023 Offering.

The Shares, the Pre-Funded Warrants and the shares of Common Stock issuable thereunder were offered by the Company pursuant to a registration statement on Form S-3 (File No. 333-261342), which was filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2021 and was declared effective by the Commission on December 7, 2021 (the “Registration Statement”), and a prospectus supplement dated as of March 21, 2023. We suspended our ATM facility in connection with the March 2023 Offering and entered into a related restriction prohibiting us from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of our common stock or securities convertible or exercisable into our common stock, subject to certain exceptions, until April 24, 2023. We resumed our ATM activity after April 24, 2023 and, during the balance of the second quarter of 2023, we sold 456,886 shares of common stock through our ATM facility at a gross sale price of $0.7912 per share, for proceeds of $0.4 million. Proceeds, net of $14 thousand of fees and offering costs, were $0.3 million.

The Common Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the shares of Common Stock underlying the Common Warrants, have not been registered under the Securities Act or applicable state securities laws.

The Pre-Funded Warrants were offered, in lieu of shares of Common Stock, to any Purchaser whose purchase of shares of Common Stock and Common Warrants in the Offering would otherwise result in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at such Purchaser’s option upon issuance, 9.99%) of the Company’s outstanding Common Stock immediately following the consummation of the Offering. Each Pre-Funded Warrant represented the right to purchase shares of Common Stock at an exercise price of $0.001 per share of Common Stock. The Pre-Funded Warrants were exercisable immediately and may have been exercised at any time until the Pre-Funded Warrants were exercised in full, subject in each case to the beneficial ownership limitations set forth in the Pre-Funded Warrant. The Pre-Funded Warrants were exercised in full during the three months ended June 30, 2023.

Each Common Warrant represents the right to purchase shares of Common Stock at an exercise price of $0.791 per share of Common Stock. The Common Warrants are exercisable immediately and have a term of five and one-half years from the issuance date, subject in each case to the beneficial ownership limitations set forth in the form of Common Warrant. The Company recognized the Common Warrants and Pre-Funded Warrants as classified as equity.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

The Company entered into an engagement letter with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which Wainwright agreed to serve as the exclusive placement agent for the issuance and sale of securities of the Company pursuant to the Purchase Agreement. As compensation for such placement agent services, the Company has agreed to pay Wainwright a total cash fee equal to 7.5% of the aggregate gross proceeds of the Offering; a non-accountable expense allowance of $70 thousand and clearing fees of $16 thousand. The Company has also granted Wainwright a right of first refusal for a period of six months following the closing of the Offering to act as sole book-running manager, sole underwriter or sole placement agent for any public or private placement or other capital-raising financing, subject to certain exceptions.

2018 Stock Incentive Plan

The Company’s 2018 Stock Incentive Plan (the “2018 Plan”), was adopted on May 14, 2018, and provided for the grant of shares of common stock as stock options, restricted stock, stock appreciation rights, restricted stock units, performance-based awards and cash-based awards that may be settled in cash, stock or other property to employees, executive officers, directors, and consultants. The total number of shares reserved for issuance under the 2018 Plan also consists of the sum of the number of shares subject to outstanding awards under the Company’s 2010 Stock Incentive Plan, as amended and restated (the “2010 Plan”), and the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), as of the effective date of the 2018 Plan that are subsequently forfeited or terminated for any reason prior to being exercised or settled, plus the number of shares subject to vesting restrictions under the 2010 Plan and the 2013 Plan on the effective date of the 2018 Plan that are subsequently forfeited, plus the number of shares reserved but not issued or subject to outstanding grants under the 2010 Plan and the 2013 Plan as of the effective date of the 2018 Plan, up to a maximum of 635,170 shares in aggregate. In addition, the number of shares authorized for issuance under the 2018 Plan is automatically increased (the “evergreen provision”) on the first day of each fiscal year beginning on January 1, 2019, and ending on (and including) January 1, 2028, in an amount equal to the lesser of (i) 4% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (ii) another amount (including zero) determined by the Company’s Board of Directors. On January 1, 2023 and 2022, 784,971 and 572,410 additional shares, respectively, were authorized according to the evergreen provision. On February 18, 2022, the Company’s Board of Directors amended and restated the 2018 Plan to add a provision permitting the grant of inducement awards under Nasdaq Marketplace Rule 5635(c)(4) to eligible recipients and initially reserved 200,000 shares of the Company’s common stock for issuance pursuant to inducement awards granted under the 2018 Plan. Any shares subject to awards granted under the 2018 Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash, will again become available for issuance under the 2018 Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2018 Plan.

The 2018 Plan is administered by the Company’s Board of Directors, which may in turn delegate authority to administer the plan to a committee such as the Compensation Committee, referred to herein as the 2018 Plan administrator. Subject to the terms of the 2018 Plan, the 2018 Plan administrator will determine recipients, the number of shares or amount of cash subject to awards to be granted, whether an option is to be an incentive stock options or non-incentive stock options and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the 2018 Plan administrator will also determine the exercise price of options granted under the 2018 Plan. The 2018 Plan expressly provides that, without the approval of the stockholders, the 2018 Plan administrator does not have the authority to reduce the exercise price of any outstanding stock options or stock appreciation rights under the 2018 Plan (except in connection with certain corporate transactions, such as stock splits, certain dividends, recapitalizations, reorganizations, mergers, spin-offs and the like), or cancel any outstanding underwater stock options or stock appreciation rights in exchange for cash or new stock awards under the 2018 Plan.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Option awards are generally granted with an exercise price equal to the fair value of the common stock at the date of grant and have contractual terms of ten years. Stock options granted to executive officers and employees generally vest either 1) over a four-year period, with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting quarterly over the remaining three years, assuming continued service, and with vesting acceleration in full immediately prior to a change in control, or 2) for certain stock options granted on September 18, 2019, 50% vest on each of January 1, 2021 and January 1, 2022, assuming continued service, and with vesting acceleration in full immediately prior to a change in control. For certain grants such as those made to members of the Company’s Board of Directors, vesting occurs 12 months after the date of the grant. Restricted stock units generally vest and are settled upon the first anniversary of the grant date. There were no grants of restricted stock units during the three and six months ended June 30, 2023 or 2022 and no unvested restricted stock units as of June 30, 2023 or 2022.

At June 30, 2023, 913,878 shares of common stock remained available for the grant of future awards under the 2018 Plan.

2013 Stock Incentive Plan

The Company’s 2013 Plan provided for the issuance of shares of common stock as incentive or non-qualified stock options and/or restricted common stock to employees, officers, directors, consultants and advisers. Option awards were generally granted with an exercise price equal to the fair value of the common stock at the date of grant and had contractual terms of ten years. At June 30, 2023, all shares available under the 2013 Plan were subject to outstanding equity awards, and no new awards may be granted under the 2013 Plan.

2010 Stock Incentive Plan

The Company’s 2010 Plan, as amended and restated, provided for the grant of shares of common stock as incentive or non-qualified stock options, stock appreciation rights, restricted stock units and/or restricted common stock to employees, officers, directors, consultants and advisers. Option awards were generally granted with an exercise price equal to the fair value of the common stock at the date of grant and had contractual terms of ten years. At June 30, 2023, all shares available under the 2010 Plan were subject to outstanding equity awards, and no new awards may be granted under the 2010 Plan.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Stock Plan Activity

A summary of option activity under the 2018 Plan, 2013 Plan, and 2010 Plan for the six months ended June 30, 2023 and 2022, is as follows:

Year-to-Date Activity	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Millions)
Options outstanding at December 31, 2022	2,794,850	$6.36	7.4
Granted	630,000	$1.67
Cancelled/forfeited	(369,594)	$4.27

Options outstanding at June 30, 2023	3,055,256	$5.65	7.4	$—

Options exercisable at June 30, 2023	1,749,361	$8.18	6.3	$—

Year-to-Date Activity	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in Millions)
Options outstanding at December 31, 2021	1,954,975	$8.16	7.8
Granted	958,000	$2.33
Cancelled/forfeited	(62,188)	$4.12

Options outstanding at June 30, 2022	2,850,787	$6.29	8.0	$—

Options exercisable at June 30, 2022	1,322,180	$9.80	6.6	$—

At June 30, 2023, there was $2.2 million of unrecognized compensation expense related to the stock-based compensation arrangements granted under all plans, which will be recognized as expense over the remaining vesting period for those options of 2.7 years. The weighted average grant date fair value of options granted during the six months ended June 30, 2023 was $1.43. The fair value of shares vested during the three and six months ended June 30, 2023 was $0.2 million and $1.0 million, respectively. The fair value of shares vested during the three and six months ended June 30, 2022 was $0.4 million and $1.5 million, respectively. The amount of stock-based compensation expense recorded to research and development expenses and to general and administrative expenses is detailed in table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Stock-based compensation
Research and development	$83,998	$158,880	$199,578	$299,320

General and administrative	175,905	301,897	345,834	635,554

Total stock-based compensation expense	$259,903	$460,777	$545,412	$934,874

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Warrants issued to SWK

	Six Months Ended June 30,
	2023		2022
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	250,000	$2.08	—	$—
Granted during the period	750,000	1.46	150,000	2.46

Outstanding at end of the period	1,000,000	$1.62	150,000	$2.46

Exercisable at end of the period	1,000,000	$1.62	150,000	$2.46

Weighted average remaining life	6.4 years		6.8 years

Warrants issued in March 2023 Offering

	Six Months Ended June 30,
	2023
	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	—	$—
Granted during the period	3,505,612	0.66
Exercised during the period	(585,306)	—

Outstanding at end of the period	2,920,306	$0.79

Exercisable at end of the period	2,920,306	$0.79

Weighted average remaining life	5.2 years

10.	NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss in each period by the weighted-average number of common shares outstanding during such period. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the periods presented, common stock equivalents, consisting of stock-based awards and the SWK Warrants, were not included in the calculation of the diluted loss per share because to do so would be antidilutive. The exercise prices of the SWK Warrants are subject to a proportionate adjustment in the event of a stock dividend or stock split. The Company concluded that they should be deemed participating securities. However, as the Company is currently operating in a net loss position for the three and six month periods ended June 30, 2023 and has not declared any dividends, such inclusion of the participating securities related to the SWK Warrants (as common stock equivalents) would be antidilutive and thus would be excluded from the calculation of net loss per share. When calculating diluted net loss per share, the Company includes, only if dilutive, the potential common shares associated with the Marathon Convertible Notes using the “if-converted” method, which adjusts the numerator for any impact to earnings for the period and includes in the denominator the shares assumed to be converted at the beginning of the period.

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share for the three and six months ended June 30, 2023 and 2022 is as follows:

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Numerator:
Net loss	$(8,090,720)	$(2,667,036)	$(24,371,426)	$(11,846,040)
Denominator:
Basic:
Weighted average shares of common stock outstanding	24,462,895	15,273,707	22,765,268	14,794,637
Diluted:
Weighted average shares of common stock outstanding	24,462,895	15,273,707	22,765,268	14,794,637
Effect of potentially dilutive shares (1)	—	2,407,693	—	1,577,900

Total weighted average shares of common stock and potentially dilutive shares	24,462,895	17,681,400	22,765,268	16,372,537

Net loss per common share:
Basic:
Net loss applicable to common stockholders	$(8,090,720)	$(2,667,036)	$(24,371,426)	$(11,846,040)

Weighted average shares of stock outstanding, basic	24,462,895	15,273,707	22,765,268	14,794,637

Basic net loss per common share	$(0.33)	$(0.17)	$(1.07)	$(0.80)

Diluted:
Net loss applicable to common shareholders, diluted (1)	$(8,090,720)	$(5,308,236)	$(24,371,426)	$(13,524,840)

Weighted average shares of stock outstanding, diluted	24,462,895	17,681,400	22,765,268	16,372,537

Diluted net loss per common share	$(0.33)	$(0.30)	$(1.07)	$(0.83)

(1)

In calculating diluted net loss per share, we excluded the impact of changes in the fair value of the Marathon Convertible Notes of $2.6 million and $1.7 million for the three and six months ended June 30, 2022, respectively. The 2,407,693 shares and 1,577,900 shares for the three and six months ended June 30, 2022, respectively are the weighted average shares associated with the original principal amount of the Marathon Convertible Notes and the shares that may be issuable upon the conversion of accrued interest owed at the beginning of the period.

ACER THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2023 and 2022, the number of shares of common stock underlying potentially dilutive securities excluded from the calculation of diluted net loss per share, because the company’s net loss meant that their inclusion would have been antidilutive for those periods, consist of:

	June 30,
	2023	2022
Options to purchase common stock	3,055,256	2,850,787
Shares associated with Marathon Convertible Note	2,400,000	—
March 2023 Offering warrants	2,920,306	—
SWK Warrants	1,000,000	150,000

Total	9,375,562	3,000,787

The application of the “if-converted” method to the 2.4 million shares associated with the Secured Convertible Notes, as of the beginning of the period, was not applicable for the three and six months ended June 30, 2023 because to do so would have been antidilutive.

APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ZEVRA THERAPEUTICS, INC.

ASPEN Z MERGER SUB, INC.,

and

ACER THERAPEUTICS INC.

Dated as of August 30, 2023

Exhibit A – Form of Contingent Value Rights Agreement

Exhibit B – Form of Stockholder Agreement

INDEX OF DEFINED TERMS

Term	Section
ACA	8.5
Acceptable Confidentiality Agreement	5.2(e)(i)
Acquisition Proposal	5.2(e)(ii)
Action	8.5
Adverse Recommendation Change	5.3(a)
Affiliate	8.5
Aggregate Per Share Cash Consideration Cap	8.5
Agreement	Preamble
Antitrust Law	8.5
Approved Product	SECTION 3.21(a)
Book-Entry Shares	2.3(d)
Breakup Fee	7.3
Bridge Loan	Recitals
Business Day	8.5
Canaccord	SECTION 4.13
Certificate	2.3(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	8.5
Code	2.4
Common Stock	2.1(a)
Company	Preamble
Company 401(k) Plan	5.7(a)
Company Board	3.2(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)
Company Disclosure Schedule	Article III
Company Licensed Registered IP	SECTION 3.16(a)
Company Owned IP	SECTION 3.16(a)
Company Recommendation	5.3(a)
Company Registered IP	SECTION 3.16(a)
Company SEC Documents	3.6(a)
Company Stock Option	8.5
Company Stock Plans	8.5
Company Stockholder Approval	3.2(a)
Company Warrant	2.2(b)
Confidentiality Agreement	5.5(b)
Contingent Value Right	2.1(a)
Continuing Employee	5.7(a)
Contract	8.5
Contractor	SECTION 3.12(l)
Control	8.5
Current Premium	5.10(a)
CVR	2.1
CVR Agreement	Recitals
Delaware Secretary of State	1.3
DGCL	Recitals

Term	Section
Dissenting Shares	2.5
Effective Time	1.3
Employee	3.11(l)
Environmental Law	8.5
ERISA	8.5
ERISA Affiliate	8.5
Exchange Act	3.3(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Excluded Shares	2.1(b)
Exclusive License Agreement	Recitals
FDA Regulated Product	SECTION 3.21(a)
FFDCA	SECTION 3.21(a)
Form S-4	3.6(h)
Fractional Share Consideration	2.1(a)
Governmental Entity	8.5
Hazardous Substance	8.5
Health Care Laws	SECTION 3.21(a)
HIPAA	SECTION 3.21(a)
HSR Act	8.5
Inbound IP Agreement	SECTION 3.14(a)(viii)
Indebtedness	8.5
Indemnified Party	5.10(b)
Indemnified Party Proceeding	5.10(b)
Intellectual Property	8.5
Knowledge	8.5
Law	8.5
Leased Real Property	SECTION 3.15(b)
Letter Agreement	8.5
Lien	8.5
Loan Purchase Agreement	Recitals
Lock-Up Agreements	Recitals
Material Adverse Effect	8.5
Material Contract	SECTION 3.14(a)
Material Supplier	3.26
Measurement Time	3.4(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Nantahala	Recitals
Nantahala Agreements	Recitals
Nasdaq	3.3(b)
Note Purchase Agreement	Recitals
Notice of Superior Proposal	5.3(b)(ii)(A)
Option Exercise Period	2.2(a)
Outbound IP Agreement	3.13(a)(viii)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Common Stock	8.5
Parent Material Adverse Effect	8.5

v

Term	Section
Per Share Stock Consideration	2.1(a)
Permits	3.10(b)
Permitted Lien	8.5
Person	8.5
Preferred Stock	3.4(a)
Proxy Statement/Prospectus	5.4(a)
Real Property Leases	SECTION 3.15(b)
Representatives	5.2(a)
Rights Agent	Recitals
SEC	3.6(a)
Second Request	5.6(a)(ii)
Securities Act	3.3(b)
Shares	2.1(a)
Stock Exchange Ratio	8.5
Stockholder Litigation	8.5
Stockholders Agreement	Recitals
Stockholders Meeting	5.4(d)
Studies	3.20(b)
Subsidiary	8.5
Superior Proposal	5.2(e)(iii)
Surviving Corporation	1.1
Takeover Laws	SECTION 3.17
Tax Returns	SECTION 3.13
Taxes	SECTION 3.13
Termination Agreement	Recitals
Union	SECTION 3.12(n)
U.S. GAAP	3.6(b)
Voting and Support Agreement	Recitals
Warrant Exercise Period	2.2(b)
Willful Breach	8.5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, declared it advisable and in the best interests of its stockholders to consummate the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent (the “Merger”), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and the Board of Directors of the Company has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of each of the Parent and Merger Sub has, by sufficient vote of all of the directors, declared it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, all in accordance with the DGCL, and such Boards of Directors of the Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has approved a resolution recommending to the stockholders of the Company that they adopt this Agreement;

WHEREAS, on the terms and subject to the conditions of this Agreement, at or prior to the Effective Time, Parent and a rights agent designated by the Company (the “Rights Agent”) will enter into a contingent value rights agreement, substantially in the form attached hereto as Exhibit A (subject to changes to reflect the reasonable requests of the Rights Agent) (the “CVR Agreement”), pursuant to which Parent shall grant to each holder of Shares a contractual Contingent Value Right to receive certain payments as part of the Merger Consideration;

WHEREAS, as a condition and inducement to the Company entering into this Agreement, Parent and the Company have entered into that certain (i) Bridge Loan Agreement of even date herewith (the “Bridge Loan”), pursuant to which Parent has agreed to lend up to $6.5 million to the Company for the payment of certain working capital requirements of the Company, subject to Parent’s approval, and up to $10 million to the Company to terminate certain licenses on Company Owned IP; and

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, (i) certain individuals and entities, in their capacity as stockholders of the Company, have concurrently herewith entered into the Voting and Support Agreement (the “Voting and Support Agreement”) in connection with the Merger; (ii) (a) Parent and Nantahala Capital Management, LLC (“Nantahala”) have entered into, and the Company has acknowledged, that certain Loan Purchase Agreement of even date herewith (the “Loan Purchase Agreement”) and (b) Parent, Nantahala, Nantahala Capital Management, LLC, Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, NCP RFM L.P., Blackwell Partners LLC – Series A, Pinehurst Partners, L.P., CEOF Holdings, L.P., and Corbin TLP have entered into, and the Company has acknowledged, that certain Note Purchase Agreement of even date herewith (the “Note Purchase Agreement” and together with the Loan Purchase Agreement and other ancillary agreements related to each of them, the “Nantahala Agreements”); (iii) the Company and Relief Therapeutics Holding SA have entered into that certain (A) Exclusive License Agreement, dated as of August 28, 2023 (the “Exclusive License Agreement”) and (B) Termination Agreement, dated as of August 28, 2023 (the “Termination Agreement”); (iv) the officers, directors and stockholders of the Company listed on SECTION 1.02 of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing lock-up agreements (collectively, the “Lock-Up Agreements”); and (v) the Persons listed on SECTION 1.02 of the Company Disclosure Schedule shall enter into a stockholders agreement with Parent, substantially in the form attached hereto as Exhibit B (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern Standard Time, as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall continue in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall continue as the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

SECTION 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES

SECTION 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock” or the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive (x) subject to SECTION 2.1(d), a number of shares of Parent Common Stock equal to the Stock Exchange Ratio (the “Per Share Stock Consideration”); and (y) one (1) non-transferable contingent value right (a “Contingent Value Right” or “CVR”) to be issued by Parent, which shall represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (the aggregate amounts payable pursuant to clauses (x) and (y), the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and each Person who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Parent Common Stock issued to such Person rounded up in the aggregate to the nearest whole share of Parent Common Stock.

(e) If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Merger Consideration shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to this Agreement after giving effect to any such event exceed the amount that would have been payable pursuant to this Agreement had such event not occurred and (ii) nothing in this SECTION 2.1(e) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

SECTION 2.2 Treatment of Stock Options and Warrants.

(a) No later than ten (10) Business Days prior to the Closing Date, the Company shall provide written notice to each holder of a Company Stock Option (each, an “Optionholder”) providing that (i) each Company Stock Option shall become fully vested and immediately exercisable, and (ii) each Optionholder shall have an opportunity to exercise his or her Company Stock Options, as applicable, no later than one (1) business day prior to the Closing Date (the “Final Exercise Date”). Effective as of immediately prior to the Effective Time, all Company Stock Options shall, to the extent then outstanding and unexercised, automatically be cancelled and shall cease to exist without any cash or other consideration being paid or provided in respect thereof, and each applicable Optionholder shall cease to have any rights with respect to the Company Stock Options.

(b) Except as set forth in SECTION 2.2(b) of the Company Disclosure Schedule, as promptly as practicable after the date of this Agreement, but no later than three (3) Business Days prior to the Closing Date, the Company shall, in consultation with Parent, use its reasonable best efforts to cause any outstanding warrant to purchase shares of Company Common Stock (the “Company Warrants”) to be amended to provide that the Company Warrants shall be canceled, terminated and extinguished without consideration at the Effective Time and that, from and after the Effective Time, the holders of the Company Warrants shall have no rights with respect thereto.

(c) Prior to the Effective Time, the Company shall deliver all required notices to each holder of Company Warrants stating that such Company Warrants shall be treated in the manner set forth in this SECTION 2.2.

(d) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option shall have any rights with respect thereto to acquire the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this SECTION 2.2 in cancellation and settlement thereof.

SECTION 2.3 Exchange and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Parent Common Stock equal to the aggregate Per Share Stock Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments of the Per Share Stock Consideration due pursuant to this ARTICLE II. In addition, on or prior to the second regularly scheduled payroll date after the Effective Time, Parent shall reserve Parent Common Stock in an amount sufficient to pay the aggregate Per Share Stock Consideration payable to the holders of Company Stock Options in accordance with this ARTICLE II. The Exchange Agent shall, in accordance with SECTION 2.3(c) and pursuant to irrevocable instructions, deliver the whole shares of Parent Common Stock and Fractional Share Consideration and notify the holders of each CVR contemplated to be issued pursuant to SECTION 2.1.

(b) At or prior to the Effective Time, Parent and the Rights Agent shall enter into the CVR Agreement.

(c) Promptly after the Effective Time (and, in any event, not later than seven (7) Business Days following the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares (other than Excluded Shares and Dissenting Shares) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificate in exchange for the Merger Consideration payable with respect thereto (including instructions for providing to the Exchange Agent required Tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate IRS Form W-8). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal and Tax documentation, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by Parent or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (less any required Tax withholdings as provided in SECTION 2.4), and the Certificate so surrendered shall forthwith be cancelled.

(d) The Exchange Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), if any, whose Shares were converted into the right to receive the Merger Consideration, upon receipt of an “agent’s message” and the required Tax documentation by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the Merger Consideration for each such Book-Entry Share, and such Book-Entry Shares shall then be canceled.

(e) No interest will be paid to or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of such Certificates or Book-Entry Shares.

(f) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent and the Exchange Agent that such Tax is not applicable.

(g) Until surrendered as contemplated by this SECTION 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.

(h) Any portion of the Exchange Fund (including any interest received with respect thereto) which remains unclaimed at the one year anniversary of the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation, and thereafter holders of Certificates or Book-Entry Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.

(i) The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares and Company Warrants for the Merger Consideration.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(k) None of Parent, the Surviving Corporation, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.4 Withholding Rights. Notwithstanding any provision hereof to the contrary, Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold pursuant to any provision of Law, including under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with this ARTICLE II, without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do any of the foregoing. Any portion of the Exchange Fund paid to the Exchange Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2022 and publicly available prior to the date of this Agreement (but excluding any risk factors, any “forward-looking statements” disclaimer, and any other similar disclosures to the extent they are predictions or forward-looking in nature; provided, that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in SECTION 3.1 (Organization, Standing and Power), SECTION 3.2 (Authority; Execution; Delivery), SECTION 3.3 (No Conflict; Consents and Approvals), SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c) and SECTION 3.4(d) (Capitalization), SECTION 3.5 (Subsidiaries), SECTION 3.17 (State Takeover Statutes), SECTION 3.18 (Brokers) or SECTION 3.19 (Opinion of Financial Advisor)), or (b) in the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

SECTION 3.2 Authority; Execution; Delivery.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the execution hereof, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote of all of the directors, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement and resolving to include such recommendation in the Proxy Statement/Prospectus, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 3.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the Company Charter or Company Bylaws;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their assets or properties are bound;

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which their assets or properties are bound; or

(iv) result in the imposition of any Lien upon any asset or property of the Company or any of its Subsidiaries;

except, in the case of clauses (ii), (iii) and (iv), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not, with respect to the Company and its Subsidiaries, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) such filings as may be required under any state securities or “blue sky” laws, (iii) such filings as are necessary to comply with the applicable requirements of the Nasdaq Stock Market LLC (“Nasdaq”), (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock, $0.00001 par value per share. As of the close of business on August 29, 2023 (the “Measurement Time”), (A) 24,463,726 shares of Common Stock were issued and outstanding, (B) no shares of Common Stock were held by the Company as treasury shares, (C) 3,011,506 shares of Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, (D) 3,920,306 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants, and (E) 2,400,000 shares of Common Stock were reserved for issuance to the outstanding Secured Convertible Note, dated as of March 4, 2022, by and between the Company and Marathon Healthcare Finance Fund, L.P.

(b) Except as set forth above or in SECTION 3.4 of the Company Disclosure Schedule and except for changes since the close of business on the Measurement Time resulting from the issuance of shares of Common Stock as expressly permitted by SECTION 5.1, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party.

(c) No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(d) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound.

(e) The Company does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of the Company on any matter.

(f) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which the Company is a party and that relate to any of the capital stock of the Company.

(g) SECTION 3.4(g) of the Company Disclosure Schedule sets forth a true and complete list of all holders, as of the Measurement Time, of outstanding Company Stock Options and Company Warrants, indicating, as applicable, the type of award granted, the number of Shares subject to such award, the name of the Company Stock Plan under which such award was granted, the date of grant, the exercise or purchase price of such award and the expiration date of such award.

(h) With respect to each grant of Company Stock Options and Company Warrants, (i) each such grant was made in accordance with the terms of the Company Stock Plan under which such award was granted and in all material respects in accordance with applicable Law (including rules of Nasdaq), (ii) each such grant was properly accounted for in accordance with U.S. GAAP in the Company SEC Documents (including financial statements) and all other applicable Laws, and (iii) each Company Stock Option and Company Warrant has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date of such grant.

(i) The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options, and all Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The Company has not granted Company Stock Options except to individual Persons who were service providers of the Company at the time of grant. All Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The terms of the stock plans and the applicable agreements for each Company Stock Option permit the treatment of Company Stock Options as provided in this Agreement, without the consent or approval of the Company’s stockholders or any other Persons.

SECTION 3.5 Subsidiaries.

(a) SECTION 3.5(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of incorporation or organization.

(b) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all Liens. Except for such shares of capital stock owned by the Company or another wholly-owned Subsidiary of the Company, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of any Subsidiary of the Company, (B) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of any Subsidiary of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company or any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of any Subsidiary of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party.

(c) Except for equity interests in the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security or right, or has any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise), in any Person.

(d) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement. No Subsidiary of the Company is in violation of any provision of such organizational document.

SECTION 3.6 SEC Reports; Financial Statements.

(a) The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Company SEC Documents”). Each Company SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Company SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to any of the Company SEC Documents.

(b) The audited consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K included in the Company SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The unaudited consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q included in the Company SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) The Company’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) Since December 31, 2020, the Company has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to the Company’s auditors has been made available to Parent.

(e) Except as set forth in SECTION 3.6(e) of the Company Disclosure Schedule, since December 31, 2020, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

(g) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulation S-K under the Securities Act, to which the Company or any of its Subsidiaries is a party.

SECTION 3.7 Certain Information. Any information provided in writing by the Company or any of its respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock contemplated by this Agreement (the “Form S-4”) or the Proxy Statement/Prospectus when filed with the SEC, when the Form S-4 is declared effective under the Securities Act, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of

Company stockholders to be held in connection with the Merger, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of Parent, Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 3.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 3.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.9 Absence of Certain Changes or Events. Since December 31, 2022, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any Subsidiary of the Company has taken any action that if taken after the date of this Agreement would require disclosure or Parent’s consent pursuant to SECTION 5.1.

SECTION 3.10 Litigation. As of the date hereof, there is no, and since December 31, 2020 there has not been any, Action pending or threatened against the Company or any of its Subsidiaries or any of its assets or properties, or, to the Knowledge of the Company, any executive officer, director or employee of the Company or any of its Subsidiaries in their capacities as such, at law or in equity, other than any such Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

SECTION 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries are and, since December 31, 2020, have been in compliance in all material respects with all Laws applicable to them. Since December 31, 2020 and through the date hereof, neither the Company nor any of its Subsidiaries has received a written notice or, to the Knowledge of the Company, other communication from a Governmental Entity alleging a violation of Law that has resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries taken as a whole.

(b) The Company and its Subsidiaries have in effect all material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All such Permits of the Company and its Subsidiaries are valid and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or violation of any such Permits, except where the failure to be in full force and effect or where such default or violation, individually or the aggregate, has not resulted, and would not reasonably be expected to result in a material liability.

SECTION 3.12 Benefit Plans; Employees

(a) SECTION 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. To the extent applicable with respect to each Company Benefit Plan, true, correct and complete copies of the most recent documents described below have been made available to Parent: (i) all plan documents and amendments thereto (or, in the case of unwritten plans, a written description thereof) and any written policies and/or procedures used in plan administration; (ii) current summary plan descriptions and any summaries of material modifications; (iii) IRS determination letter and any outstanding request for a determination letter; (iv) Form 5500 for the three (3) most recent plan years, including without limitation all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports; (v) any nondiscrimination, coverage, top-heavy and Code 415 testing performed with respect to the three (3) most recently completed plan years; and (viii) all material written correspondence with any Governmental Entity.

(b) Each Company Benefit Plan and related trust agreement, annuity contract or other funding instrument has been established, administered, operated and maintained in compliance with its terms, ERISA, the Code and any other applicable laws. The Company has no direct or indirect material liability under the requirements provided by any and all statutes, orders or governmental rules or regulations, including but not limited to ERISA, COBRA, HIPAA and the Code. With respect to each Company Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) for which an applicable statutory or administrative exemption does not exist have occurred and no breaches of any of the duties imposed on Company Benefit Plan fiduciaries by ERISA with respect to the Company Benefit Plans have occurred that could result in any material liability or excise Tax under ERISA or the Code being imposed on the Company. Each Company Benefit Plan may be amended or terminated by the Company or Parent on or at any time after the Closing Date without liability to the Company or Parent. None of the rights of the Company under a Company Benefit Plan will be impaired by the consummation of the transactions contemplated by this Agreement.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS, or with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype or volume submitter plan sponsor, to the effect that such plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. To the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely impact the qualified status of any such Company Benefit Plan or the exemption of any related trust.

(d) There are no pending or threatened Actions against or involving any Company Benefit Plan and no facts exist that would give rise to any, other than routine claims for benefits and domestic relations order proceedings. No Company Benefit Plan is, or was during the last three (3) years, the subject of an audit or other inquiry from the IRS, U.S. Department of Labor, PBGC or other Governmental Entity, nor is any Company Benefit Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Entity, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied. Neither the Company nor any of its directors, officers, employees or any plan fiduciary has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of any Company Benefit Plan.

(e) All contributions to the Company Benefit Plans have been made on a timely basis in accordance with ERISA and the Code. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Benefit Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(f) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, participated in, sponsored or otherwise had any liability with respect to (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) an employee benefit plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code, (iii) a “multiple employer plan” within the meaning of Sections 201, 4063 or 4064 of ERISA or Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code.

(g) No Company Benefit Plan provides life, health or other welfare benefits to former or retired employees of the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than pursuant to COBRA or similar state laws which require limited continuation of coverage for such benefits. No Company Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or a dependent or beneficiary of any such current or former employee. Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.

(h) Each Company Benefit Plan which is a “nonqualified deferred compensation” plan within the meaning of Section 409A of the Code has been operated and administered in compliance with Section 409A of the Code, and has been in material documentary compliance with Section 409A of the Code. No award (and no agreement or promise by the Company to make an award) under any Company Benefit Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity has been backdated or has been granted with a purchase price that is less than the fair market value of such equity as of the applicable grant date. Neither the Company nor any of its Subsidiaries has any (i) liability for withholding taxes or penalties due under Code Section 409A or (ii) obligation to indemnify or gross-up for any Taxes imposed under Code Sections 409A or 4999.

(i) The Company, its Subsidiaries and each Company Benefit Plan are in compliance with the ACA, including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. The Company and its Subsidiaries are not otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (whether alone or in connection with any event or events, including termination of service) (i) entitle any current or former service provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former service provider of the Company, (iii) require any contributions or payments to fund any obligations under any Company Benefit Plan or (iv) result in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) No Company Benefit Plan or other benefit arrangement covers any employee or former employee outside of the United States, and neither the Company nor its Subsidiaries has ever been obligated to contribute to any such plan.

(l) SECTION 3.12(l) of the Company Disclosure Schedule accurately sets forth, for each employee of the Company or any of its Subsidiaries (including employees on leave of absence or layoff status) (each, an “Employee”) and each natural person engaged directly as a contractor, consultant or other non-employee service-provider to the Company or any of its Subsidiaries (each, a “Contractor”): (i) name and employer, (ii) job title, (iii) date of employment or engagement; (iv) classification as employee or contractor; (v) classification as exempt or non-exempt under the Fair Labor Standards Act and analogous state law; (vi) current annual salary rate or hourly pay rate for employees and annualized compensation rate for contractors; (vii) the number of hours of vacation time or paid time off currently accrued and the dollar amount thereof; and (viii) whether on leave or layoff status and expected date of return.

(m) Except as provided on SECTION 3.12(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract with an Employee or a Contractor which (i) is not terminable at-will by the employer without prior notice or (ii) imposes any obligation to pay any severance, retention bonus, change-of-control payment or other similar payment. The Company has made available to Parent accurate and complete copies of all employment agreements, contractor agreements or other Contracts with all Employees and Contractors. The Company has made available to Parent accurate and complete copies of all employee manuals, employee handbooks, and personnel policies of the Company and its Subsidiaries.

(n) Neither the Company nor any of its Subsidiaries is now, or ever has been, a party to or bound by any collective bargaining agreement or other Contract, or any duty to bargain, with a trade union, works council or other labor organization (“Union”).

(o) There is not now, and has not been in the past three (3) years, any strike, lockout, slowdown, work stoppage, picketing or other labor dispute involving the Company, any of its Subsidiaries or any of their respective employees. To the Company’s Knowledge, there is not now, and has not been in the past three (3) years, in respect of any employees of the Company or any of its Subsidiaries, any pending or threatened (i) demand for recognition of a Union as bargaining representative, (ii) petition for election before the National Labor Relations Board or other Governmental Entity, or (iii) union organizing effort.

(p) The Company and its Subsidiaries have, at all times in the past three (3) years, complied with all applicable Laws regarding labor and employment matters, including but not limited to Laws regarding labor relations, occupational safety and health, employment discrimination, harassment and retaliation, minimum wage and overtime compensation, payment of wages, paid or unpaid leaves of absence, accommodation of disability, plant closings and mass layoffs, and immigration. At all times in the past three (3) years, all natural persons providing services to the Company or any of its Subsidiaries have been properly classified, for purposes of all applicable Laws, as (i) employees or non-employee service providers and (ii) “exempt” or “non-exempt” from overtime compensation requirements.

(q) Except as set forth on SECTION 3.12(q) of the Company Disclosure Schedule, there is not currently pending, and has not been pending at any time in the past three (3) years, against the Company or any of its Subsidiaries, any charge or complaint filed by or with any Governmental Entity, or any demand for arbitration before any arbitration tribunal, alleging unfair labor practices, discrimination, harassment, retaliation, or other violation of Laws regarding labor or employment matters.

(r) Except as set forth on SECTION 3.12(r) of the Company Disclosure Schedule, in the past three (3) years, neither the Company nor any of its Subsidiaries has received notice of, or settled, any complaint or allegation of sexual harassment, sexual abuse or other sexual misconduct against the Company, any of its Subsidiaries or any of their respective employees (in their capacity as such), officers or directors.

(s) The Company and its Subsidiaries have at all times complied with the requirements of all applicable Laws regarding immigration, including but not limited to the Immigration Reform and Control Act of 1986, and have on file a valid and current Form I-9 for each current and former employee to the extent required by federal Law.

(t) Neither the Company nor any of its Subsidiaries has, in the past three (3) years, experienced a “mass layoff” or “plant closing” as defined in the federal Worker Adjustment and Retraining Notification Act or similar event under analogous state law, including California Labor Code Sections 1400-1408.

(u) To the Company’s Knowledge, no Employee or Contractor (i) intends to terminate his/her employment or engagement with the Company or any of its Subsidiaries, (ii) has received an offer to join a business that is competitive with the business of the Company or any of its Subsidiaries, or (iii) is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that can reasonably be expected to have an adverse effect on the performance by such Employee or Contractor of his/her duties or responsibilities as a service provider to the Company or any of its Subsidiaries.

SECTION 3.13 Taxes.

(a) All Tax Returns required to have been filed by or on behalf of the Company or any of its Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were true and complete in all material respects.

(b) Each of the Company and the Subsidiaries (i) has paid all Taxes due and payable (whether or not shown on any Tax Return), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, and (ii) with respect to Taxes that are not yet due, has established an adequate accrual in accordance with U.S. GAAP.

(c) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) As of the date of this Agreement, there are no claims, audits, actions, suits, proceedings or investigations being conducted, pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to Taxes.

(e) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not yet expired (other than extensions of time to file Tax Returns obtained in the ordinary course of business).

(f) In the five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, other than those (i) solely between or among the Company and its Subsidiaries, or (ii) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes.

(h) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any corresponding provisions of state, local or non-U.S. Law), other than the affiliated group the common parent of which is the Company; or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), or as a transferee or successor, by Contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries (nor Buyer or its Affiliates with respect to the Company or any of its Subsidiaries) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) prepaid amount or advance payment received on or prior to the Closing Date; or (v) as a result of a change in accounting method.

(j) Each of the Company and the Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from any payment made to any employee, independent contractor, creditor, holder of Shares or other third party.

(k) Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its place of incorporation or formation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.

(l) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(m) Neither the Company nor any of its Subsidiaries (i) is or has owned shares in a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has made an election described in Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law).

As used in this Agreement:

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, province, state, city, county, and foreign (or governmental unit, agency, or political subdivision of any of the foregoing) corporate, income, license, withholding, payroll, profits, employment (including Social Security, unemployment insurance, employer health and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, environmental, alternative minimum, occupation, property, net worth, capital gains, severance, premium, windfall profits, customs, duties, ad valorem, value added, excise, unclaimed property, escheat, Pension Benefit Guaranty Corporation premiums, and any other governmental charges of the same or similar nature to any of the foregoing; including any interest, penalty, or addition to any of the foregoing, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including by contract or otherwise. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

“Tax Returns” means all returns, reports, estimates, claims for refund, information statements, elections, statements of foreign bank and financial accounts, and other documents relating to, filed or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

SECTION 3.14 Material Contracts.

(a) SECTION 3.14 of the Company Disclosure Schedule lists, as of the date hereof, each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and under which any party thereto has continuing rights or obligations (in each case, excluding any Company Benefit Plan) (such Contracts of the type described in this SECTION 3.14(a), whether or not set forth in SECTION 3.14 of the Company Disclosure Schedule, the “Material Contracts”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S K under the Securities Act;

(ii) any Contract that (A) limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any line of business or with any Person or in any geographic area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party marketing or distribution rights relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) any Contract governing any joint venture, partnership or similar arrangement;

(iv) any Contract constituting Indebtedness and having an outstanding principal amount in excess of $10,000;

(v) any Contract with any Governmental Entity (excluding Permits);

(vi) any Contract with (A) any directors or officers of the Company or any of its Subsidiaries, or (B) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the outstanding shares of Common Stock, other than with respect to clause (A) (x) employee benefits provided under Company Benefit Plans, (y) standard confidentiality and assignment of inventions agreements in the form previously provided to Parent and (z) any Contracts related to the purchase or issuance of Shares and the issuance of Company Options;

(vii) any Contract which, upon the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement may, either alone or in combination with any other event, result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent or any of their respective Subsidiaries to any officer or employee of the Company or any of its Subsidiaries;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries licenses to (an “Outbound IP Agreement”) or licenses from (an “Inbound IP Agreement”) any third party any Intellectual Property that is used in the conduct of the business of the Company and the Subsidiaries of the Company as currently conducted, including any such Intellectual Property that is used in or related to the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product and any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market; provided, that the Company shall not be required to list the following Contracts on SECTION 3.14 of the Company Disclosure Schedule: (A) any Outbound IP Agreement that is a confidentiality agreement or a non-exclusive license granted to a vendor of the Company solely for purposes of providing services to the Company, pursuant to an agreement entered into in the ordinary course of business, and (B) any Inbound IP Agreement that is a confidentiality agreement or is for non-customized software or Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials;

(ix) any Contract for research and development, clinical trials, product formulation, contract manufacturing or supply, for or related to any FDA Regulated Product or any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in each case in excess of $10,000;

(x) any Contract by which the Company or any Subsidiary settled any dispute or released or was released from any claim pertaining to any Intellectual Property, or granted or was the beneficiary of a covenant not to sue or other restrictive covenant or agreement with respect to any Intellectual Property;

(xi) any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in excess of $10,000;

(xii) any Contract (or group of related Contracts) providing for the purchase or sale of products or services by the Company or any of its Subsidiaries in excess of $10,000;

(xiii) any Contract with a Union;

(xiv) any settlement agreement, or any Contract that waives any rights or grants any release, in each case where such settlement, waiver of rights or grant of release is material to the Company or any of its Subsidiaries;

(xv) any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xvi) any Contract that provides for the acquisition or disposition of any material business or material assets (whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise) and with any outstanding obligations that are material to the Company and its Subsidiaries, taken as a whole; or

(xvii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries).

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto in all material respects in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under each Material Contract; (iii) there is no breach of or default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (iv) no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, through the action or inaction of any other party, that with or without notice or the lapse of time or both would (A) constitute a breach of or default by, (B) result in a right of termination for or automatic termination of, or (C) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for, in each case, any party under any Material Contract; (v) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Material Contract; and (vi) during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any notice of termination (in whole or in part) in respect of any Material Contract, nor to the Knowledge of the Company, is any such party threatening to do so. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 3.15 Personal and Real Property.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its tangible assets, free and clear of all Liens, other than Permitted Liens.

(b) Neither the Company nor any of its Subsidiaries owns any real property. SECTION 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses and occupancy agreements, together with all amendments and supplements thereto, under which the Company or any of its Subsidiaries leases (as lessee) or occupies real property (the “Real Property Leases”; the property covered by the Real Property Leases is referred to herein as the “Leased Real Property”). The Company has made available to Parent true and complete copies of each of the Real Property Leases. As applicable, each of the Company and its Subsidiaries has a valid and subsisting leasehold interest in all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. To the Knowledge of the Company, (i) no Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor (ii) has any such condemnation, expropriation or taking been proposed to the Company or any of its Subsidiaries. All Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in default under any Real Property Lease, and no event has occurred which, with the giving of notice or passage of time, would constitute such a default by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto. The Company has not received any notice, order or proposal which would adversely affect the value or use or enjoyment of any of the Leased Real Property.

SECTION 3.16 Intellectual Property.

(a) SECTION 3.16(a)(i) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Company Registered IP”). The Company Registered IP is subsisting and, to the

Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries exclusively, except as specified in SECTION 3.16(a) of the Company Disclosure Schedule, owns and possesses, free and clear of all Liens (excluding any Permitted Liens), all right, title and interest in and to the Company Registered IP and all other Intellectual Property owned or purported to be owned by the Company or any Subsidiary of the Company as of the date hereof (collectively, the “Company Owned IP”). SECTION 3.16(a)(ii) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by a third party and licensed to the Company or any of its Subsidiaries as of the date hereof under an Inbound IP Agreement that is listed or required to be listed on SECTION 3.14(a)(viii) of the Company Disclosure Schedule (collectively, the “Company Licensed Registered IP”). SECTION 3.16(a) of the Company Disclosure Schedule accurately identifies, for each item of Company Registered IP or Company Licensed Registered IP, as applicable, the (i) identifying title or mark, (ii) application number, (iii) patent or registration number, (iv) filing date, issue date or registration date, (v) country filed in and (vi) owner. With respect to all Company Registered IP, the owner identified on SECTION 3.16(a)(i) of the Company Disclosure Schedule is the current owner of record.

(b) Each of the Company and its Subsidiaries has taken commercially reasonable steps to (i) protect its rights in its Company Registered IP and all other material Company Owned IP and (ii) maintain the confidentiality of all material information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use including by causing all current and former employees, consultants, vendors and other independent contractors of the Company or any Subsidiary who have created or have access to any such confidential information to enter into binding, written agreements with the Company or its Subsidiaries agreeing not to disclose or make any improper use of any confidential information included in the Company Owned IP or any confidential information owned by a third party that has been disclosed to the Company or any of its Subsidiaries in confidence. All Intellectual Property that was created by employees of the Company or its Subsidiaries within the scope of their employment is owned by the Company or its applicable Subsidiary (and, therefore, is Company Owned IP) either by operation of law or pursuant to a written assignment agreement. All current and former consultants, vendors and other independent contractors of the Company or any of its Subsidiaries who have created any Company Owned IP have assigned ownership of such Company Owned IP to the Company or a Company Subsidiary pursuant to a binding, written agreement. Neither the Company nor any of its Subsidiaries uses any Intellectual Property created or owned by any of its consultants, vendors or other independent contractors that is not Company Owned IP or licensed to the Company or a Company Subsidiary pursuant to an agreement listed on SECTION 3.14(a)(viii) of the Disclosure Schedule. The Company and its Subsidiaries have the right to use and otherwise exploit, in the manner currently used or exploited by the Company and its Subsidiaries, all Company Owned IP and all other Intellectual Property used or held for use in the conduct of their respective businesses or as otherwise necessary to conduct such businesses as currently conducted or proposed to be conducted, and Parent will continue to have such rights immediately after the Closing, exercisable on the same terms and for use in the same manner as used by the Company and its Subsidiaries immediately prior to Closing.

(c) Except as set forth in SECTION 3.16(c) of the Company Disclosure Schedule, (i) (A) none of (x) the operation of the business of the Company and its Subsidiaries as currently conducted, or (y) any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or the development, manufacture, importation, sale or offer for sale thereof, infringes (or for any such FDA Regulated Product or other compound or product being developed, if currently sold would infringe) upon any patents, copyrights, trademarks or other Intellectual Property rights of any third party or misappropriates the subject matter of any trade secrets of any third party, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring, and (ii) (A) no third party is infringing upon any patents, copyrights, trademarks or other Intellectual Property rights or misappropriating the subject matter of any trade secrets owned by the Company or any of its Subsidiaries in a material manner, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has asserted any written claim or notice that any such infringement or misappropriation is occurring or has occurred.

(d) There are no Contracts to which Company or one of its Subsidiaries is a party under which royalty, license fee, milestone and other payment obligations (other than patent prosecution and maintenance costs and expenses, costs and expenses relating to enforcement or defense of Intellectual Property rights and indemnity payments under customary commercial terms of Contracts entered into in the ordinary course of business) are payable by or to the Company or such Subsidiary with respect to any Company Registered IP or any Intellectual Property of a third party licensed to the Company or any of its Subsidiaries as of the date hereof, other than the Contracts listed in SECTION 3.14(a)(viii) of the Company Disclosure Schedule (and those Contracts permitted to not be listed under such Section by the terms of such Section).

(e) Except as set forth in SECTION 3.16(e) of the Company Disclosure Schedule, none of (i) the Company Registered IP or (ii) any other Company Owned IP embodied by any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or necessary or useful for the development, manufacture, importation, sale or offer for sale thereof, was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any Governmental Entity, public entity, university, corporate sponsor, or other third party, where any such third party has acquired any ownership or license rights in any such Intellectual Property based upon having funded, having procured services by the Company or any Subsidiary of the Company, or having provided services on behalf of the Company or any Subsidiary of the Company.

(f) Except as set forth in SECTION 3.16(f)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received since December 31, 2020 any written notice or claim: (i) asserting the invalidity, misuse or unenforceability of any issued or registered Company Registered IP or other Company Owned IP, (ii) challenging the Company’s or a Company Subsidiary’s ownership of or rights to use, license or otherwise exploit any Company Owned IP, or (iii) asserting that the Company has engaged in unfair competition, false advertising or other unfair business practices. Except as set forth in SECTION 3.16(f)(ii) of the Company Disclosure Schedule, as of the date hereof, there is no Action before any court or tribunal (including in the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Company Registered IP, other than office actions or other similar proceedings in the ordinary course of prosecuting applied-for Company Registered IP and, to the Knowledge of the Company, there is no such Action related to any Company Licensed Registered IP.

(g) SECTION 5.15 of the Company Disclosure Schedule sets forth a true, correct and complete list of the assignment status with respect to each Company Owned IP.

SECTION 3.17 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in SECTION 4.5(c), no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) of the State of Delaware apply to this Agreement or any of the transactions contemplated hereby.

SECTION 3.18 Brokers. No broker, agent, investment banker, financial advisor or other Person, other than William Blair & Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and complete copy of any engagement letter or other Contract between the Company and William Blair & Company relating to the Merger or any of the other transactions contemplated by this Agreement.

SECTION 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of William Blair & Company as financial advisor to the Company that as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Shares. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true and complete written copy of such opinion to Parent solely for informational purposes.

SECTION 3.20 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries; neither the Company nor any of its Subsidiaries is in breach or default under any of its insurance policies; neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any of its insurance policies; neither the Company nor a Subsidiary has been refused any insurance coverage sought or applied for.

SECTION 3.21 Regulatory

(a) Neither the Company nor any Subsidiary of the Company has received any written notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration (the “FDA”) or other relevant regulatory authorities, or any other court or arbitrator or federal, state, local or foreign governmental or regulatory authority, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) (the “FFDCA”), or similar state, federal or foreign law or regulation; the Company and each Subsidiary of the Company is and has been in compliance in all material respects with applicable health care laws, including without limitation and as applicable, the FFDCA and the federal Anti Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), all applicable federal, state, local and all foreign civil and criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws, the statutes, regulations and directives of applicable government funded or sponsored healthcare programs, and the regulations promulgated pursuant to such statutes, the Standards for Privacy of Individually Identifiable Health Information, the Security Standards, and the Standards for Electronic Transactions and Code Sets promulgated under HIPAA, the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated thereunder and any state or non U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals or prescribers, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, the regulations promulgated thereunder; the U.S. Controlled Substances Act (21 U.S.C. Section 801 et seq.), quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company and the Subsidiaries of the Company (collectively, “Health Care Laws”). The Company and each Subsidiary of the Company possesses all material licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Health Care Laws and/or to carry on its businesses as presently conducted, including as necessary to allow for the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product as those activities are currently conducted or planned to be conducted with respect to each FDA Regulated Product (“Authorizations”). Such Authorizations are valid and in full force and effect, neither the Company nor any Subsidiary of the Company is in violation of any material term of any such Authorizations and SECTION 3.21(a) of the Company Disclosure Schedule includes a true and complete list of all Authorizations that are investigational new drug applications, new drug applications and other applications for approval of the commercialization, commercial manufacture, distribution, marketing, promotion, offer for sale, use, import, export or sale of a pharmaceutical product or other product or device that is subject to the regulatory authority of the FDA (an “FDA Regulated Product”) in a regulatory jurisdiction that have been filed with the FDA or any similar regulatory authority outside of the United States by the Company or any Subsidiary of the Company for any FDA Regulated Product, further specifying thereon each FDA Regulated Product that has been approved for commercialization by the FDA or other regulatory authority (an “Approved Product”). Neither the Company nor any Subsidiary of the Company has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product operation or activity is in violation of any Health Care Laws or Authorizations, nor to the Knowledge of the Company is any Governmental Entity or third party considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Neither the Company nor any Subsidiary of the Company has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning, “dear doctor” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Knowledge of the Company, no third party has initiated or conducted any such notice or action. To the Knowledge of the Company, there are no circumstances currently in existence that would necessitate a recall or post-sale warning of the Approved Product and, with respect to the Approved Product, there have been no serious adverse drug experiences as defined in 21 C.F.R. § 314.80 or material events concerning or affecting safety.

(b) The research, studies and tests conducted by or on behalf of the Company and each Subsidiary, including for each FDA Regulated Product (collectively, “Studies”) have been and, if still pending, are being conducted with reasonable care and, to the extent required, in material compliance with good clinical practice (GCP) requirements in accordance with the FFDCA and its implementing regulations. The Company and each Subsidiary of the Company have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other applicable U.S. or foreign government regulatory agency, or health care facility Institutional Review Board. Neither the Company nor any Subsidiary of the Company has received any correspondence from any Governmental Entity requiring the termination, suspension or material modification of any Studies. The Company and each Subsidiary of the Company have operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Governmental Entity.

(c) Neither the Company nor any Subsidiary of the Company has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws nor, to the Knowledge of the Company, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and each Subsidiary of the Company have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission), and no material deficiencies have been asserted in writing by the FDA or any other applicable regulatory authority with respect to any such filings, declarations, listing, registrations, reports or submissions. Neither the Company nor any Subsidiary of the Company is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any Subsidiary of the Company nor any of their respective employees, officers or directors nor, to the Knowledge of the Company, agents or subcontractors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or is subject to a governmental proceeding or similar action or, to the Knowledge of the Company, a governmental inquiry, investigation or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion. Neither the Company, and Subsidiary of the Company, nor any of their officers, employees or agents, has made an untrue statement of a material fact or a fraudulent statement to the FDA, any other regulatory authority, or any other Governmental Entity or failed to disclose a material fact required to be disclosed to the FDA, any other regulatory authority or any other Governmental Entity that, at the time such disclosure or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke any similar policy. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any Company Subsidiary (i) is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policy or (ii) has received any notification of any such potential investigation.

(d) With respect to each FDA Regulated Product that is the subject of an Authorization listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, SECTION 3.21(d) of the Company Disclosure Schedule includes a true and complete list of all preclinical and clinical studies conducted or sponsored by or on behalf of the Company or any of its Subsidiaries using or in respect of any such FDA Regulated Product and all contract research organizations who have participated in any such studies or other aspects of the development of any such FDA Regulated Product. The Company has provided to Parent: (i) accurate and complete copies of all clinical study reports for any preclinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such preclinical studies, (ii) accurate and complete copies of all clinical study reports and trial master files for any clinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such clinical studies, (iii) all other all toxicology, pharmacokinetic and pharmacodynamic reports, files, records, dossiers, and data that have been included in any submission to any Governmental Entity in respect of any such FDA Regulated Product or Authorization, (iv) a comprehensive listing of all meetings, correspondence, submissions and other interactions with any Governmental Entity in respect of any such FDA Regulated Product or Authorization, and (v) a complete copy of all submissions made to any Governmental Entity, all correspondence (including emails) between the Company or its Subsidiaries and any such Governmental Authorities, and all contact reports or other summaries of telephonic or in-person meetings with any such Governmental Authorities, in each case in respect of or regarding any such FDA Regulated Product or Authorization.

(e) With respect to the Approved Product, neither the Company nor any Subsidiary has conducted any off-label promotion or received any written information from the FDA or any other Governmental Entity contesting the approval, the uses, the labeling or the promotion of Approved Products, including any claim that the Approved Product is being marketed or promoted for off-label uses. With respect to each other FDA Regulated Product, neither the Company nor any Subsidiary has received any written information from the FDA or any other Governmental Entity that would reasonably be expected to lead to the denial of an application for marketing currently pending before the FDA or any other Governmental Entity.

SECTION 3.22 Environmental.

(a) The Company made available to Parent all material records and material correspondence in the possession of the Company relating to environmental matters affecting the Company and which were prepared for or submitted to applicable Governmental Entities within three (3) years of the date of this Agreement.

(b) The Company and its Subsidiaries are in compliance in all material respects with and have not received any written notice or, to the Knowledge of the Company, any other communication alleging any violation by the Company or its Subsidiaries with respect to any applicable Environmental Laws, including with respect to possessing and being in compliance with any Permits required for the Company and its Subsidiaries to operate under applicable Environmental Laws.

(c) To the Knowledge of the Company, the properties operated by the Company and its Subsidiaries (including soils, groundwater, surface water, indoor air, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration or in a condition that would give rise either to an obligation to act to address the Hazardous Substance contamination or condition or to disclose to a Governmental Entity that Hazardous Substance contamination or condition under any Environmental Law.

(d) Neither the Company nor its Subsidiaries have received written notice that the Company is subject to any liability under any Environmental Law for any Hazardous Substance disposal, release or contamination on the property of any third party nor has the Company disposed of, transported, or arranged for the disposal of or transport of any Hazardous Substances in a way that would require investigation or remediation pursuant to applicable Environmental Law or otherwise subject the Company to any liability pursuant to applicable Environmental Law.

(e) The Company and its Subsidiaries have not released any Hazardous Substance into the environment except (A) in compliance with Environmental Law or (B) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is named as a party to any Action or order addressing liability under any Environmental Law nor has the Company or any of its Subsidiaries received a demand or other notice threatening to assert a claim for such liability against the Company or any of its Subsidiaries.

SECTION 3.23 Indebtedness. SECTION 3.23(a) of the Company Disclosure Schedule sets forth all Indebtedness for borrowed money of the Company and its Subsidiaries and each document evidencing or documenting any such Indebtedness for borrowed money. SECTION 3.23(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement all “current liabilities” of the Company and each of its Subsidiaries as determined by U.S. GAAP.

SECTION 3.24 Affiliate Transactions. No relationship exists between the Company or any of its Subsidiaries, on the one hand, and any officer, director, or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described in the Company SEC Documents.

SECTION 3.25 Anti-Corruption. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, executive, officer, agent, employee, distributor or other Person while acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses to influence political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any of its Subsidiaries, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. Neither the Company nor any of its Subsidiaries has ever conducted any export transactions.

SECTION 3.26 Clinical Supply. The Company or its Subsidiaries have good and marketable title to its clinical supply free and clear of all Liens (other than Permitted Liens).Such clinical supply has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permit and other Laws. The clinical supply has been properly stored in accordance with the relevant specifications.

SECTION 3.27 Suppliers. SECTION 3.27(a) of the Company Disclosure Schedule sets forth a true and complete list of the ten (10) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) suppliers (each, a “Material Supplier”) to the Company and its Subsidiaries for the twelve (12) months ended June 30, 2023. No Material Supplier has terminated or cancelled, or delivered written notification to the Company or any of its Subsidiaries that it intends to terminate or cancel, or decreased materially or, to the Knowledge of the Company, threatened to decrease or limit materially, its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been engaged in a material dispute with a Material Supplier. There has been no material change in the pricing or other material terms of its business relationship with any Material Supplier that is adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in SECTION 3.27(b) of the Company Disclosure Schedule, all amounts owing to such Material Supplier by the Company or any of its Subsidiaries have been paid in all material respects.

SECTION 3.28 Acknowledgement by the Company. The Company is not relying and the Company has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE IV. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Merger and the transactions contemplated hereby and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject (in the case of Merger Sub) to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub and no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the date hereof, the Board of Directors of Merger Sub, acting via unanimous written consent, adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are in the best interests of Merger Sub and its sole stockholder, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to Parent for adoption and (iv) recommending that Parent vote in favor of the adoption of this Agreement.

(c) The adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the organizational documents of Parent or Merger Sub;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their assets or properties are bound; or

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Contract to which Parent or Merger Sub is a party or by which their assets or properties are bound;

except, in the case of clauses (ii) and (iii), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not, with respect to Parent and Merger Sub, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under any state securities or “blue sky” laws, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iii) compliance with applicable requirements of the Exchange Act, (iv) compliance with applicable rules and regulations of Nasdaq, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Capitalization.

(a) The authorized capital stock of the Parent consists of (i) 250,000,000 shares of Common Stock, $0.00001 par value per share. As of the Measurement Time, (A) 33,937,346 shares of Common Stock were outstanding, (B) 1,575,692 shares of Common Stock were held by the Company as treasury shares, (C) 7,027,739 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Stock Options, and (D) 4,252,490 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Warrants.

(b) Except as set forth above, as of the date hereof, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of Parent, (B) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of Parent, (C) options, warrants, calls, subscriptions or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent to which Parent is a party.

(c) Parent does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of Parent on any matter.

(d) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which Parent is a party and that relate to any of the capital stock of the Parent.

SECTION 4.5 Ownership and Operations of Parent and Merger Sub.

(a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection herewith, or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement.

(b) All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

(c) None of Parent, Merger Sub nor any of their Affiliates (i) owns, directly or indirectly, beneficially or of record, any Shares or (ii) holds any rights to acquire or vote any Shares, except pursuant to this Agreement. None of Parent, Merger Sub nor any of their Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL. Neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other securities of the Company or any options, warrants or other rights to acquire shares of capital stock or other securities of, the Company.

SECTION 4.6 SEC Reports; Financial Statements.

(a) Parent has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Parent SEC Documents”). Each Parent SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Parent SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Parent from the SEC with respect to any of the Parent SEC Documents.

(b) The audited consolidated financial statements of Parent included in Parent’s Annual Reports on Form 10-K included in the Parent SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The unaudited consolidated financial statements of Parent included in the Parent Quarterly Reports on Form 10-Q included in Parent SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its

Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) Parent’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Parent required under the Exchange Act with respect to such reports.

(d) Since December 31, 2020, Parent has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to Parent’s auditors has been made available to the Company.

(e) Since December 31, 2020, Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither Parent nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

SECTION 4.7 Certain Information. Any information provided in writing by Parent, Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus when filed with the SEC and when the Form S-4 is declared effective under the Securities Act shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 4.8 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 4.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.9 Valid Issuance. The Parent Common Stock to be issued to the Company stockholders pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by such Company stockholder) will be free of restrictions on transfer.

SECTION 4.10 Funds. As of the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay the aggregate amounts payable pursuant to the CVRs as and when such payments become due and payable (to the extent payable in accordance with the terms of the CVR Agreement).

SECTION 4.11 Absence of Certain Arrangements.

(a) There are no Contracts or understandings between Parent or Merger Sub or any of their respective Affiliates or, to the knowledge of Parent, any of their respective Representatives, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger and other transactions contemplated by this Agreement.

(b) None of Parent, Merger Sub, nor any of their respective Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: (i) any Company stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) any Company stockholder agrees to vote, to tender, to vote against, or not to tender his, her or its shares of capital stock of the Company in, any Acquisition Proposal or (iii) any Person has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

SECTION 4.12 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of Parent’s Affiliates or Merger Sub or any of Merger Sub’s Affiliates or any of its assets or properties, at law or in equity, which if adversely determined would have a material adverse effect on Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. As of the date hereof, Parent is not subject to any judgment, order, injunction, rule or decree of any Governmental Entity, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.13 Brokers. No broker, investment banker, financial advisor or other Person, other than Canaccord Genuity LLC. (“Canaccord”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.14 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Canaccord as financial advisor to Parent that, as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, the transaction consideration (as defined in such opinion) to be paid by Parent with respect to the acquisition of the Company pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.15 Acknowledgement by the Parent and Merger Sub. Parent and Merger Sub are not relying and the Parent and Merger Sub have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE III. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Merger and the transactions contemplated hereby and Parent and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

ARTICLE V

COVENANTS

SECTION 5.1 Conduct of Business of the Company. Between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to preserve intact their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their Permits and preserve their relationships and goodwill with those Persons having significant business relationships with the Company or any of its Subsidiaries. In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date hereof in accordance with the terms thereof or (ii) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company, other than the acquisition of Shares in connection with a cashless or net exercise of Company Stock Options outstanding on the date hereof or in order to pay Taxes in connection with the exercise of any other equity awards (including Company Stock Options) outstanding on the date hereof;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing Contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing Contracts;

(f) (i) enter into or amend in any respect any Contract, written, oral or otherwise, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a provision under, any Contract;

(g) make any capital expenditures, individually or in the aggregate, in excess of $10,000, other than capital expenditures that are budgeted in the Company’s capital expenditure budget set forth in SECTION 5.1(g) of the Company Disclosure Schedule;

(h) (i) other than for borrowings under the Bridge Loan for working capital purposes, incur, assume, guarantee or otherwise become liable for any Indebtedness, or amend or modify in any material respect or prepay or refinance any Indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company, (iii) cancel, release or assign any material Indebtedness of any Person owed to the Company or any of its Subsidiaries, or (iv) withdraw, change or revoke any consent or approval made or required (and provide any further consents or approvals) in connection with the Note and Loan Purchase Agreement and the transactions contemplated thereby;

(i) except as expressly required by any Company Benefit Plan or Contract in existence on the date hereof and made available to the Company, or applicable Law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other Contract with any Union or recognize any Union as the bargaining representative of any employees or (v) establish, adopt or terminate any Company Benefit Plan;

(j) make any material change in any accounting principles, except as may be required by Law or U.S. GAAP or any official interpretations thereof;

(k) (i) make, change or revoke any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) amend any Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) settle or compromise any material Tax liability, claim, audit or dispute or enter into any closing agreement relating to any material Tax, (vi) surrender any right to claim a material Tax refund, (vii) change any material method of accounting for Tax purposes (or file a request to make any such change) or (viii) waive or extend the statute of limitations with respect to any Tax;

(l) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law;

(m) grant or suffer to exist any Liens on any properties or assets, tangible or intangible, of the Company or any of its Subsidiaries, other than Permitted Liens;

(n) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any Subsidiary or any material assets, securities, or property except (i) as required pursuant to Contracts existing as of the date hereof and in accordance with their terms or (ii) in the ordinary course of business consistent with past practice;

(o) settle any Action against the Company or any of its Subsidiaries, other than settlements of Actions (i) where the amount paid by the Company or any of its Subsidiaries in settlement does not exceed $10,000 individually or in the aggregate, (ii) that do not impose any material restriction on the business of the Company or any of its Subsidiaries, (iii) that provide for a complete release of the Company and its Subsidiaries for all claims and (iv) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(p) waive, release or assign any rights or claims or make any payment, directly or indirectly, of any liability of the Company or any of its Subsidiaries before the same comes due in accordance with its terms;

(q) sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to the Company or any Subsidiary of the Company or, with respect to any Company Owned IP or any patent or pending patent application included in Company Licensed Registered IP that the Company prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

(r) (i) acquire any fee interest in real property or (ii) amend, modify or terminate any Real Property Lease or enter into any new lease for any real property;

(s) change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

(t) create any Subsidiary of the Company or any of its Subsidiaries;

(u) enter into any new line of business, or form or commence the operations of any joint venture;

(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(w) other than in the ordinary course of business consistent with past practice, reduce the amount of insurance coverage or fail to renew any existing insurance policies without replacing such policy with substantially comparable coverage;

(x) fail to promptly provide to Parent all information or documents described in the last sentence of SECTION 3.21(d) that are received, prepared or otherwise generated by or on behalf of the Company or any of its Subsidiaries after the date of execution of this Agreement; or

(y) commit to take any of the actions described in the preceding paragraphs (a) through (x).

For avoidance of doubt, nothing in this SECTION 5.1 is intended to or shall give Parent the right to control the day-to-day operations of the Company in violation of applicable Law or result in the transfer of beneficial ownership of the Company to Parent prior to the Effective Time.

SECTION 5.2 Unsolicited Proposals.

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c) and except as expressly permitted by this SECTION 5.2, until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with ARTICLE VII, the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall direct and use its reasonable best efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, the “Representatives”) and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement in accordance with this SECTION 5.2) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room or other access to data or information of the Company, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date hereof the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such third party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement. It is agreed that (1) any violation of the restrictions set forth in this SECTION 5.2(a) by any officer, director or employee of the Company or any of its Subsidiaries shall constitute a breach of this SECTION 5.2 by the Company and (2) any inquiry, proposal or offer that results from any material violation of the foregoing restrictions by any Representative of the Company or any of its Subsidiaries (other than such Representatives included in the foregoing clause (1)) shall be deemed to be not in compliance with this SECTION 5.2.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof prior to obtaining the Company Stockholder Approval, (i) the Company receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of this SECTION 5.2 and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company shall notify Parent in writing of such determination promptly after the Company Board makes such determination (and in any event within twenty-four (24) hours after making such determination) and the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries pursuant to an Acceptable Confidentiality Agreement and (B) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such third party, which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this SECTION 5.2.

(c) The Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent of the Company’s (or any of its Representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after receipt thereof.

(d) The Company agrees to enforce, and not to release or permit the release of any Person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained therein), other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) Definitions. For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of SECTION 5.2 and SECTION 5.3. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of this Agreement.

(ii) “Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) twenty percent (20%) or more of the Common Stock, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the Common Stock, or (B) twenty percent (20%) or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

(iii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is materially more favorable to the Company’s stockholders than the Merger (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “twenty percent (20%) or more” shall be deemed to be references to “more than fifty percent (50%)” and (2) “ eighty percent (80%)” shall be deemed references to “fifty percent (50%).”

SECTION 5.3 Company Recommendation

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, the Company’s recommending adoption of this Agreement to the stockholders of the Company (the “Company Recommendation”), or fail to include the Company Recommendation in the Proxy Statement/Prospectus, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an

Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to SECTION 5.2) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as an “Adverse Recommendation Change”).

(b) (i) Notwithstanding anything in this Agreement to the contrary, including SECTION 5.3(a), at any time prior to obtaining the Company Stockholder Approval, in response to a Superior Proposal that is first made after the date hereof and did not result from a breach of SECTION 5.2 or this SECTION 5.3, the Company Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to SECTION 7.1(c)(ii) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this SECTION 5.3(b) may be made and (y) no termination of this Agreement pursuant to SECTION 7.1(c)(ii) may be made, in either case:

(A) until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to SECTION 7.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of four (4) Business Days (provided, that the new notice period shall be shortened to the later of (x) three (3) Business Days following Parent’s receipt of the new Notice of Superior Proposal or (y) the expiration of the initial four (4) Business Day period, if the only change to such Superior Proposal is an increase in (without any change to the form of) the per share merger consideration), and compliance with this SECTION 5.3(b) with respect to such new notice);

(B) unless during such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, after complying with paragraphs (A) and (B) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to this Agreement by Parent prior to the expiration of such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above).

(c) Nothing contained in SECTION 5.2 or this SECTION 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would constitute a breach of its fiduciary duties under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by

Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change.

SECTION 5.4 Preparation of Proxy Statement/Prospectus; Form S-4; Stockholders’ Meeting; Vote of Parent.

(a) As promptly as reasonably practicable after the provision of the information specified in SECTION 5.4(f) below, the Company and Parent shall jointly prepare and file with the SEC a proxy statement (such proxy statement, together with any exhibits, supplements or amendments thereto, the “Proxy Statement/Prospectus”) and Parent shall prepare and file with the SEC the Form S-4 (which shall include the Proxy Statement/Prospectus). The Company and Parent shall each use its commercially reasonable efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (B) cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders and Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (C) ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the parties shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company and Parent.

(c) Each party shall provide the other with any comments (written or oral) that they may receive from the SEC with respect to the Proxy Statement/Prospectus as promptly as practicable after receipt thereof. The parties shall use reasonable best efforts to resolve all SEC comments as promptly as practicable. Each party shall be given a reasonable opportunity to review any proposed responses and provide comments to such responses. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

(d) As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, (i) establish a record date for a special meeting of its stockholders to be held solely for the purpose of obtaining the Company Stockholder Approval (the “Stockholders Meeting”), (ii) give notice of the Stockholders Meeting and mail the Proxy Statement/Prospectus, (iii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change, include in the Proxy Statement/Prospectus the Company Recommendation and use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement, and (iv) hold the Stockholders Meeting; provided, however, that the Company may postpone or adjourn the Stockholders Meeting from its originally noticed date for a reasonable period (but not more than thirty (30) calendar days, individually or in the aggregate) only (A) in order to solicit additional proxies so as to establish a quorum, (B) to allow time for the filing or dissemination of any supplemental or amended disclosure documents which the Company Board has determined in good faith is necessary to be filed or disseminated under applicable Law or (C) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; provided, further, that the Stockholders Meeting shall occur at least three (3) Business Days prior to the Outside Date. Once the Company has established a record date for the Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent not to be unreasonably withheld.

(e) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of the Nasdaq and the SEC to enable the listing of the Parent Common Stock being registered pursuant to the Form S-4 on the Nasdaq no later than the Effective Time, subject to official notice of issuance.

(f) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the Transactions, including the Form S-4 and the Proxy Statement/Prospectus. In addition, promptly following the date hereof, each of the Company and Parent shall use its reasonable best efforts to provide all information concerning it necessary to enable the Company and Parent to prepare, as promptly as reasonably practicable and in any event no later than the fifteenth (15th) Business Day after the date hereof, any required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Proxy Statement/Prospectus.

(g) Immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement.

SECTION 5.5 Access to Information; Confidentiality.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access to the properties, assets, offices, facilities, books and records of the Company and its Subsidiaries and shall furnish Parent with such financial, operating and other data and information relating to the Company and its Subsidiaries as the Parent may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Section, neither the Company nor any of its Subsidiaries shall be required to disclose any information to Parent or its Representatives if legal counsel for the Company reasonably determines that such disclosure would (a) be subject to any attorney-client or other legal privilege or immunities, or (b) contravene any Law; provided, that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clause (a) or (b) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or contravene the applicable Law. Prior to the Closing, Parent shall not and shall cause its Affiliates and its and their Representatives not to use any information obtained pursuant to this SECTION 5.5 for any purpose unrelated to the Merger and the transactions contemplated hereby.

(b) Parent and Merger Sub shall hold all documents and other information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby in accordance with the Mutual Confidential Disclosure Agreement, dated as of June 10, 2023, by and between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. No investigation pursuant to this SECTION 5.5 or information or notification provided or received by Parent pursuant to this Agreement will affect any of the representations or warranties of the Parties contained in this Agreement (or the Company Disclosure Schedule) or prejudice the rights and remedies of Parent or Merger Sub hereunder.

SECTION 5.6 Efforts to Consummate the Merger.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (under Law or otherwise) in order to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including by using and by causing its Affiliates and Subsidiaries to use its and their reasonable best efforts to:

(i) prepare and file (x) Notification and Report Forms pursuant to the HSR Act with respect to the Merger and the other transactions contemplated hereby within ten (10) Business Days of the date hereof and (y) any other forms, registrations and notices required under, and seek any consents, authorizations or other approvals required or advisable under, any Law (including any Antitrust Law) or by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby as soon as reasonably practicable;

(ii) certify substantial compliance as promptly as practicable with any request for additional information and documentary material that may be issued by a Governmental Entity pursuant to the HSR Act (a “Second Request”) or any similar request under any other Antitrust Laws;

(iii) cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Laws as soon as practicable;

(iv) obtain all required consents, approvals or waivers from any third Person, including as required under any Contract, each in form and substance reasonably satisfactory to Parent; provided that neither Parent nor the Company shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the other party; and

(v) attempt to resolve all objections asserted with respect to this Agreement or the Merger or other transactions contemplated hereby under any Law.

Each of Parent and the Company shall pay 50% of all filing fees and other charges for filing under any Antitrust Law by all parties.

(b) Subject to applicable Law relating to the exchange of information and provided that written materials may be redacted as necessary to comply with contractual arrangements and to address reasonable privilege or confidentiality concerns, the parties shall keep each other reasonably apprised of the status of the matters addressed in this SECTION 5.6 and shall cooperate with each other in connection with such matters, including by:

(i) cooperating with each other in connection with filings or other written submissions required or advisable under any Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities, including cooperating in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under any Antitrust Laws as promptly as practicable and in any event before the Outside Date;

(ii) furnishing to outside antirust counsel for the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law;

(iii) promptly notifying each other of any material communications from or with any Governmental Entity with respect to the Merger or other transactions contemplated by this Agreement and ensuring to the extent permitted by Law and the applicable Governmental Entity that each of the parties has the opportunity to attend any meeting or phone call with or other appearance before any Governmental Entity; provided, however, that either party may limit attendance at such meeting or phone call to outside antitrust counsel of the other party; and

(iv) cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity.

Notwithstanding the foregoing, it is understood and agreed that Parent shall, on behalf of the parties and in consultation with the Company, control and lead all communications and strategy relating to any investigation or other inquiry that may arise in connection with any Antitrust Laws matters addressed in this SECTION 5.6, provided that, for the avoidance of doubt, neither Parent nor the Company will consent or agree to extend the waiting period under any Antitrust Law or enter into any agreement with any Governmental Entity with respect to the transactions contemplated by this Agreement without the prior written consent of the other party.

(c) For the avoidance of doubt, the obligations of Parent and Merger Sub under this SECTION 5.6 shall not include any obligation on Parent or Merger Sub to (and the Company shall not, without the written consent of Parent) (i) agree to hold separate, divest, lease, license, transfer, dispose of or otherwise encumber, or cause a third party to purchase, any assets, licenses, operations, rights, product lines and/or any business or interest therein of Parent or the Company or any of their respective Affiliates, (ii) agree to any restrictions of any kind on, or modifications to, any of Parent’s or its Affiliates’ business operations, as determined in Parent’s sole reasonable discretion, or the business operations of the Company, as determined in Parent’s sole reasonable discretion, or (iii) to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

SECTION 5.7 Employee Matters.

(a) From and after the Effective Time and for the period of six months following the Closing, Parent shall (i) provide or cause its subsidiaries (including the Surviving Corporation) to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who remains employed by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time (each a “Continuing Employee”) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time and (ii) provide or cause its subsidiaries (including the Surviving Corporation) to provide benefits (including target annual cash bonus opportunity and target long-term incentive compensation opportunity but excluding any equity-based compensation) to each Continuing Employee that, taken as a whole, have a value that is not less favorable in the aggregate as such benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) With respect to employee benefit plans (including any vacation and paid time-off plans) maintained by Parent or its subsidiaries (including the Surviving Corporation), for purposes of eligibility to participate and vesting, each Continuing Employee’s service with the Company or any of its Subsidiaries shall be treated as service with Parent or its subsidiaries (including the Surviving Corporation) where length of service is relevant, in any case, to the same extent as such Continuing Employee was entitled prior to the Effective Time under any similar Company Benefit Plan; provided, however, that such service need not be recognized or credited (i) to the extent that such recognition would result in any duplication of coverage or benefits, or (ii) with respect to a newly established plan for which prior service is not taken into account.

(c) Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to, take commercially reasonable best efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to take reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(d) At least five Business Days prior to the date of filing of the Proxy Statement/Prospectus, the Company shall deliver or make available to Parent a report prepared by an accounting firm detailing the possible tax consequences of Section 280G of the Code.

(e) Effective as of no later than one Business Day immediately prior to the Closing Date, the Company shall cause each of its defined contribution 401(k) plans (each, a “Company 401(k) Plan”) to be terminated. The Company shall provide Parent with evidence that such Company 401(k) Plans have been terminated effective no later than one Business Day immediately preceding the Closing Date pursuant to resolutions, of the Company’s board of directors (or similar body of any applicable Subsidiary). The Company shall also take such other commercially reasonable actions in furtherance of terminating such Company 401(k) Plans as Parent may reasonably request.

(f) The provisions of this SECTION 5.7 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (ii) limit the right of the Company, Parent or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (iii) prevent or restrict in any way the right of Parent or any of its Affiliates to terminate, reassign, promote or demote any of the Continuing Employee after the Effective Time or to change the title, powers, duties, responsibilities, functions, locations or terms and conditions of employment of such Continuing Employees, or (iv) confer upon or give any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable third-party beneficiary or other rights or remedies with respect to the matters provided for in this SECTION 5.7, under or by reason of any provision of this Agreement.

SECTION 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Voting and Support Agreement, the Merger or any of the other transactions contemplated hereby or thereby, each of the Company and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any Action commenced or threatened in writing against, relating to or involving the Merger or the other transactions contemplated hereby, and (c) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in ARTICLE VI to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.10 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Parent.

(b) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each such individual, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided, that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this SECTION 5.10(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Action (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party and set forth in SECTION 5.10(b) of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses, subject to the undertaking in this SECTION 5.10 to repay advanced amounts) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof, in each case to the fullest extent permitted under applicable Law. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this SECTION 5.10. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this SECTION 5.10.

(d) The provisions of this SECTION 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this SECTION 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that from and after the Effective Time the Indemnified Parties shall be third party beneficiaries of this SECTION 5.10).

SECTION 5.11 Rule 16b-3. The Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger and other transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b–3 under the Exchange Act.

SECTION 5.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other analogous public statement with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any other analogous public statement prior to such consultation and without considering carefully and in good faith all comments timely received from the other party, except as may be required by applicable Law, court process or rule or regulation of Nasdaq; provided, however, that notwithstanding the foregoing, (a) the Company shall not be required to consult with Parent or Merger Sub before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected in accordance with SECTION 5.3(b), and (b) Parent shall not be required to consult with the Company before issuing any press release or making any other public statement in connection with the issuance by the Company of any press release or other public statement of the type referred to in clause (a). Parent and the Company agree that the press release announcing the execution of this Agreement shall be a joint release of Parent and the Company.

SECTION 5.13 Investor Agreements. Prior to the Closing, the Company shall use reasonable best efforts to deliver executed Lock-Up Agreements and a joinder to the Stockholders Agreement with each Person listed on SECTION 5.13 of the Company Disclosure Schedule.

SECTION 5.14 CVR Arrangements. At or prior to the Closing, Parent and the Rights Agent shall execute and deliver the CVR Agreement to the Company.

SECTION 5.15 IP Assignment. At or prior to the Closing, the Company shall obtain an executed assignment of inventions agreement, in a form reasonably acceptable to Parent, with each Person listed on SECTION 5.15 of the Company Disclosure Schedule.

SECTION 5.16 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Common Stock from Nasdaq and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 5.17 Director Resignations. The Company shall use its reasonable best efforts to deliver to Parent, at or prior to the Effective Time, resignations of each of the directors of the Company and its Subsidiaries, in a form reasonably satisfactory to Parent, effective upon the Effective Time.

SECTION 5.18 Regulatory Matters. The Company shall keep Parent fully, completely and promptly informed of any material developments regarding any Authorizations listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, including by promptly providing to Parent any new information that comes into its possession or control that is the subject of the representation of SECTION 3.21(d).

SECTION 5.19 Stockholder Litigation. The Company shall notify Parent promptly of the commencement of, and promptly advise Parent of any material developments with respect to, any Stockholder

Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall be entitled to direct and control the defense of any such Stockholder Litigation; provided, however, the Company shall give Parent the right to consult and participate in the defense, negotiation or settlement of any Stockholder Litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such Stockholder Litigation. The Company shall not and shall not permit any of its Representatives to, settle any Stockholder Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

SECTION 5.20 Parent Agreements Concerning Merger Sub. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the consummation of the Merger.

(c) Antitrust. All waiting periods, approvals and consents required under the HSR Act and under any other Antitrust Laws and as set forth in SECTION 6.1(c) of the Company Disclosure Schedule shall have expired or terminated or been obtained.

SECTION 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties, all materiality and Parent Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b) above.

(d) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by all parties thereto and shall be in full force and effect.

SECTION 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c), SECTION 3.4(d) and SECTION 3.4(e) shall, except for any de minimis inaccuracies, be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) each of the representations and warranties of the Company set forth in clause (i) of SECTION 3.1(a), SECTION 3.1(b), SECTION 3.2, SECTION 3.17, and SECTION 3.18 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the remaining representations and warranties of the Company set forth in ARTICLE III shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties in this clause (iii), all materiality and Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a) through (c) above.

(e) IP License Agreement. The Exclusive License Agreement will continue to be in full force and effect as of immediately following the Effective Time.

(f) Lock-Up Agreements. The Lock-Up Agreements executed by each Person listed on SECTION 6.3(f) of the Company Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time.

(g) Stockholder Agreement. The Stockholder Agreement executed by each Person listed on SECTION 6.3(g) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Stockholder Agreement, as of immediately following the Effective Time.

(h) Voting and Support Agreement. The Voting and Support Agreement executed by each Person listed on SECTION 6.3(h) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Voting and Support Agreement, as of immediately following the Effective Time.

(i) Tax Certification. Parent shall have received an executed statement from the Company satisfying the requirements of Treasury Regulations Section 1.987-2(h) and 1.1445-2(c)(3), and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company are not “United States real property interests” within the meaning of Section 897(c) of the Code.

SECTION 6.4 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise expressly noted), as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before 5:00 p.m., Eastern time, on such date that is six (6) months after the date hereof (as it may be extended, the “Outside Date”); provided, that a party shall not have the right to terminate this Agreement pursuant to this paragraph (i) if such party’s material breach of any of its covenants or other agreements in this Agreement has been the primary cause of the failure of the Merger to occur on or before such date; provided, further, if the parties receive a Second Request within thirty (30) calendar days prior to the Outside Date, the Outside Date shall automatically be extended by ninety (90) calendar days;

(ii) if any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to prevent the entry of and to remove such judgment, order, injunction, rule, decree or other action; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Stockholder Meeting duly convened or at any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement was taken.

(c) by the Company, upon written notice to Parent:

(i) if Parent or Merger Sub has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from the Company (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by the Company which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2; or

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with SECTION 5.3(b); provided, that the Company shall have (A) substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, (B) otherwise complied with all provisions of SECTION 5.2 and SECTION 5.3, and (C) paid all amounts due pursuant to SECTION 7.3; or

(d) by Parent, upon written notice to the Company:

(i) if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of the Company is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Parent (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by Parent or Merger Sub which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3; or

(ii) in the event that (A) the Company Board shall have made an Adverse Recommendation Change or (B) the Company shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any provision of SECTION 5.2 or SECTION 5.3.

SECTION 7.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to SECTION 7.1, this Agreement shall immediately become void and of no effect; provided, however, that SECTION 5.5(b) (Access to Information; Confidentiality), SECTION 5.12 (Public Announcements), this SECTION 7.2, SECTION 7.3 (Fees and Expenses), ARTICLE VIII (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith. Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this SECTION 7.2, nothing shall relieve any party for its fraud.

SECTION 7.3 Fees and Expenses.

(a) Generally. Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the CVR Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Breakup Fee. In the event that:

(i) this Agreement is terminated by the Company pursuant to SECTION 7.1(c)(ii);

(ii) this Agreement is terminated by Parent pursuant to SECTION 7.1(d)(ii); or

(iii) this Agreement is terminated by the Company or Parent pursuant to SECTION 7.1(b)(iii), by Parent pursuant to SECTION 7.1(d)(i), by the Company pursuant to SECTION 7.1(b)(i), or by Parent pursuant to SECTION 7.1(b)(i) (unless the Company would have at such time been entitled to terminate this Agreement pursuant to SECTION 7.1(c)(i) but for such termination pursuant to SECTION 7.1(b)(i)), and (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or communicated to the Company Board, (x) before the Stockholders Meeting in the case of a termination pursuant to SECTION 7.1(b)(iii) or (y) before such termination in the case of a termination pursuant to SECTION 7.1(d)(i) or SECTION 7.1(b)(i) and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement in respect of any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) (and the transaction contemplated by such Acquisition Proposal is subsequently consummated) (provided, that for purposes of this clause (B), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”);

then the Company shall pay Parent the Breakup Fee by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent (x) in the case of SECTION 7.3(b)(ii), within three (3) Business Days after such termination, (y) in the case of SECTION 7.3(b)(i), substantially concurrently with the termination of this Agreement pursuant to SECTION 7.1(c)(ii) and (z) in the case of SECTION 7.3(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this SECTION 7.3(b) shall be payable only once with respect to SECTION 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent shall receive full payment pursuant to this SECTION 7.3(b), the receipt of the Breakup Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Breakup Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this SECTION 7.3(b) shall relieve the Company from any liabilities or damages resulting from any fraud or Willful Breach committed by the Company prior to such termination and (B) if the Company fails to pay the Breakup Fee in accordance with this SECTION 7.3(b) and Parent and/or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Breakup Fee or any portion thereof, then the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Breakup Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). The Breakup Fee is non-refundable and shall not be offset by or credited against any other payment. Each of the parties acknowledges and agrees that the agreements contained in this SECTION 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

SECTION 8.2 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

SECTION 8.3 Nonsurvival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time for the period set forth therein or until fully performed.

SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first (1st) Business Day thereafter, or (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to the Company, to:

ACER Therapeutics Inc.

One Gateway Center, Suite 356

300 Washington Street

Newton, MA 02458

Attention:	Harry Palmin
E-mail: hpalmin@acertx.com
Donald Joseph
E-mail: djoseph@acertx.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

11682 El Camino Real, Suite 200

San Diego, CA 92130-2092

Attention:	Mike Hird
E-mail: mike.hird@pillsburylaw.com

(ii)	if to Parent, Merger Sub or the Surviving Corporation, to:

ZEVRA THERAPEUTICS, INC.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

E-mail: lclifton@zevra.com

with a copy (which shall not constitute notice) to:

contracts@zevra.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

SECTION 8.5 Certain Definitions. For purposes of this Agreement:

“ACA” means the Patient Protection and Affordable Care Act of 2010, as amended, and regulations promulgated thereunder.

“Action” means any action, suit, litigation, proceeding, investigation or proceeding by or before any Governmental Entity, and any other analogous arbitration, mediation or other proceeding.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Breakup Fee” means $3,000,000.00.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and regulations promulgated thereunder.

“Company Benefit Plan” means (a) all “employee benefit plans” as defined in Section 3(3) of ERISA and (b) any other agreement, arrangement, plan, or policy, qualified or non-qualified, written or oral, funded or unfunded, that involves any (i) pension, retirement, profit sharing, savings, deferred compensation, bonus, stock option, simple retirement account (as described in Code Section 408(p)), stock purchase, phantom stock, incentive plan, or change-in-control benefits; (ii) welfare or “fringe” benefits, including vacation, holiday, severance, redundancy, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts, or other benefits; or (iii) employment, consulting, engagement, retainer or golden parachute agreement or arrangement, in each case, which is or was sponsored, maintained or contributed to by the Company or any ERISA Affiliate or with respect to which the Company has or may have any current or future liability, contingent or otherwise.

“Company Stock Option” means an option to purchase a Share granted under a Company Stock Plan.

“Company Stock Plans” means, collectively, the Company’s 2018 Stock Incentive Plan, as amended and in effect on the date hereof, the 2013 Stock Incentive Plan, as amended and in effect on the date hereof, and the 2010 Stock Incentive Plan, as amended and in effect on the date hereof.

“Contract” means any written or oral contract, agreement, commitment, deed, mortgage, lease, license or other understanding or arrangement that is or purports to be legally binding.

“Control”, including the terms “Controlled by” and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise.

“Environmental Law” means all applicable Laws, which regulate or relate to (a) the protection or clean-up of the environment; (b) the use, treatment, storage, transportation, handling, disposal or release of hazardous substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (d) human health and safety, or which impose liability, obligations or responsibility with respect to any of the foregoing, as they may be in effect on the date hereof or at the Effective Time or the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any corporation or trade or business, any other corporation or trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, organization or commission, or any court, tribunal or arbitral or judicial body (including any grand jury).

“Hazardous Substance” means any pollutant, chemical, substance or any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins and/or any other substance whose presence could be detrimental or a nuisance to property, human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person at any date means, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) leases that are required to be capitalized in accordance with U.S. GAAP under which such Person is the lessee, (d) the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment obligations, but excluding trade payables or accruals in the ordinary course of business which are not past due), (e) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements (assuming the termination thereof), (f) obligations of such Person as an account party under letters of credit, letters of guaranty and performance bonds, to the extent drawn upon or an event has occurred that (with notice or lapse of time or both) would trigger a right to draw upon, (g) all obligations of the type described in clauses (a) through (f) above secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, and (h) direct or indirect guarantees or other forms of credit support (including all “keepwell” arrangements) of any obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property” shall mean any and all intellectual property of any type throughout the United States and the rest of the world, and all rights therein and thereto including all (a) patents, patent applications, including provisional applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, continued examinations, substitutions, supplements and extensions thereof and any patents resulting from any post-grant proceedings pre- or post-AIA (“America Invents Act”) involving any of the foregoing, statutory invention registrations, invention disclosures and inventions, including any conceptions and reductions to practice whether actual or constructive (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, formulae, customer lists, trade secrets, know-how, show-how, manufacturing and production process and techniques, samples, and other proprietary and intellectual property rights, whether patentable or not, (e) all income, royalties, damages and payments earned or accrued with respect to any of the foregoing (including damages and payments for infringements, misappropriations or other violations thereof and the right to sue and recover for infringements, misappropriations or other violations thereof), (f) the right and power to assert, defend and recover title to any of the foregoing, and (g) all administrative rights arising from the foregoing.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, award, ruling or order of any Governmental Entity.

“Lien” means any charge, mortgage, lien, pledge, security interest, right of repurchase, indenture, deed of trust, hypothecation, easement, restriction, adverse claim, title retention agreement, community property interest, option, encroachment, or equitable interest or other encumbrance whether imposed by Contract, understanding, or Law.

“Material Adverse Effect” means any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of the Company to consummate the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any Stockholder Litigation, or any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions affecting the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company or its Subsidiaries operate, or change therein; (E) any changes or proposed changes after the date hereof in U.S. GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes after the date hereof in applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Merger Sub, or as required by this Agreement (but including in this clause (G) any change, effect, event, occurrence, state of facts, or development arising from any actions or omissions required to comply with SECTION 5.1 only to the extent that such change, effect, event, occurrence, state of facts, or development is the direct result of Parent unreasonably withholding its consent to the Company’s written request to take any action restricted or prohibited by SECTION 5.1); (H) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (I) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; or (J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any third parties), or any change in the price or trading volume of shares of the Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (H), such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs, or prevents or materially delays, the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Stock Option” means an option to purchase a Share granted under a Parent equity plan.

“Permitted Lien” means (a) statutory Liens arising by operation of Law with respect to a liability which is not yet due and payable and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) Liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (c) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’, landlords’, lessors’ and other similar Liens relating to obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (d) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and (e) with respect to real property, any non-monetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental Law, but only if the same are not being violated by the current use of such real property.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Stock Exchange Ratio” means 0.1210.

“Stockholder Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of any stockholder of the Company against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Merger or any related transaction (including any such claim or proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Willful Breach” means (a) with respect to any failure of a representation or warranty to be true or correct, that the party making such representation or warranty had actual knowledge (in the case of the Company representations or warranties that are qualified as to the “Knowledge” of the Company, such knowledge shall be limited to the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule), as of the date of this Agreement, of the fact that such representation or warranty was untrue or incorrect as of such date and (b) with respect to any material breach of a covenant or other agreement, a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of the relevant covenant or agreement.

SECTION 8.6 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph, clause or Exhibit, such reference shall be to an Article, Section, paragraph, clause or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The Company Disclosure Schedule and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any Law include references to any associated rules, regulations and official guidance with respect thereto. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each party hereto has been represented by counsel in connection with this Agreement and the transactions contemplated hereby and, accordingly, any rule of Law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The information and disclosures contained in any section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in and with respect to the corresponding Section of this Agreement and to all additional Sections of this Agreement to the extent the applicability of such information and disclosure to such additional Sections is reasonably apparent on its face. When reference is made in this Agreement to information that has been “made available” or “provided to” Parent or its Representatives, that shall mean only such information that was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document since December 31, 2022 or (b) contained in the electronic data site established on behalf of the Company in connection with the transactions contemplated by this Agreement and to which Parent and Parent’s Representatives have been given access, in each case of clauses (a) and (b), prior to 5:00 P.M. Eastern time on the date that is one (1) day prior to the date hereof.

SECTION 8.7 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of competent jurisdiction as set forth in SECTION 8.11 and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this SECTION 8.7, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this SECTION 8.7 are not available or otherwise are not granted, and (ii) nothing set forth in this SECTION 8.7 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this SECTION 8.7 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this SECTION 8.7 or anything set forth in this SECTION 8.7 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available at any time.

SECTION 8.8 Entire Agreement. This Agreement (including the Exhibit hereto), the Company Disclosure Schedule, the CVR Agreement, the Voting and Support Agreement, the Stockholder Agreement, the Bridge Loan, the Nantahala Agreements, the Exclusive License Agreement, the Termination Agreement, the Lock-Up Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 8.9 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of ARTICLE II concerning payment of the aggregate Merger Consideration, SECTION 5.10, and SECTION 7.2, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to ARTICLE II concerning payment of the aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders.

SECTION 8.10 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

SECTION 8.11 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

SECTION 8.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.13 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.14 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this SECTION 8.14 with respect thereto. Upon such a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

[The remainder of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Name: Chris Schelling
Title: CEO/Founder

Acer legal review: CFO:

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton, MBA, CPA
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer, Secretary and Treasurer

ASPEN Z MERGER SUB, INC.

By:	/s/ R. LaDuane Clifton, MBA, CPA
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer, Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

Form of Contingent Value Rights Agreement

(To be attached)

Exhibit B

Form of Stockholder Agreement

(To be attached)

APPENDIX B

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

ZEVRA THERAPEUTICS, INC.

and

[RIGHTS AGENT]

Dated as of [     ], 2023

i

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [   ], 2023 (this “CVR Agreement”), by and among Zevra Therapeutics, Inc., a Delaware corporation (the “Parent”) and [Rights Agent], a [●], as Rights Agent (the “Rights Agent”), in favor of each person who from time to time holds one or more Contingent Value Rights (“CVRs” and, each individually, a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of August 30, 2023 (the “Merger Agreement”), by and among the Parent, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Target”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall merge with and into Target (the “Merger”), with Target being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of the Parent; and

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) all words used herein will be construed to be in the plural as well as the singular;

(b) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement; and

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Accounting Standards” means generally accepted accounting principles in the United States, consistently applied.

“ACER-2820” means the pharmaceutical product for the treatment of certain viral infections comprising emetine as the active pharmaceutical ingredient.

“Acting Holders” means, at the time of determination, Holders of not less than twenty-five percent (25%) of the outstanding CVRs as set forth in the CVR Register, excluding, in any event, the following Holders (with such exclusion to be from status as Acting Holders as well as the total Holders against which the applicable percentage is measured): (i) Parent and (ii) any Affiliate of Parent.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”

when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Net Sales of OLPRUVA” means the total amounts billed or invoiced on sales of OLPRUVA during any particular calendar year by a Selling Entity to Third Parties (including wholesalers or distributors), in bona fide arm’s length transactions, less the following deductions, in each case related specifically to OLPRUVA for the amounts accrued and subsequently adjusted for actual amounts allowed and taken by such Third Parties and not otherwise recovered by or reimbursed to a Selling Entity:

(a)	trade, cash and quantity discounts;

(b)	discounts, price reductions, chargebacks or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to a Governmental Entity or other payees;

(c)	Taxes on sales (such as sales, use value added, or other similar Taxes) to the extent added to the sale price and set forth separately as such in the total amount invoiced;

(d)	amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns, or because of retroactive price reductions;

(e)	the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans relating to OLPRUVA;

(f)	tariffs, import/export duties, customs duties, and other imposts;

(g)	freight, insurance, import/export, and other transportation charges included in the total amount invoiced;

(h)

losses, costs and expenses (including reasonable attorneys’ fees and expenses) paid or incurred arising out of or resulting from any claim or demand asserted by any Person claiming a contractual right to compensation arising out of, in connection with, or resulting from the transactions contemplated by the Merger Agreement (excluding, for the avoidance of doubt, any Person in such Person’s capacity as a securityholder or employee of, or a financial advisor (as identified in the Merger Agreement) to, Target), so long as Parent is exercising or has exercised reasonable best efforts to defend against any such claim or demand; and

(i)	bad debts relating to sales of OLPRUVA.

Annual Net Sales of OLPRUVA shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, or governmental purposes. Annual Net Sales of OLPRUVA shall include the amount of fair market value of all other consideration received by a Selling Entity in respect of OLPRUVA, whether such consideration is in cash, payment in kind, exchange, or other form. Annual Net Sales of OLPRUVA shall be calculated in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts, as historically and consistently applied by the Parent and its Affiliates. If OLPRUVA is sold in combination with any one or more other pharmaceutical products, and if OLPRUVA is also sold separately on a commercial basis, then the Annual Net Sales of OLPRUVA attributable to sales of OLPRUVA in any bundle of product sales shall be determined according to the ratio of (I) the price at which OLPRUVA is sold separately to (II) the invoiced amount of any combination of pharmaceutical products sold in which OLPRUVA is included.

“Back-End Date” means the date which is twelve (12) years after the date of this CVR Agreement.

“Board of Directors” means the board of directors of the Parent or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer of the Parent or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in the city of New York, New York are not authorized or obligated by Law or executive order to close.

“Derivative Payment” means, with respect to each Milestone Payment, any amount payable to any former holders of warrants to acquire shares of the Target’s common stock prior to the effectiveness of the Merger, if applicable, to the extent expressly provided on Appendix 1 attached hereto.

“Diligent Efforts” means using such efforts and resources normally used by Persons in the pharmaceutical business similar in size and resources to the Parent, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs (REMS), direct intellectual property defense costs, and direct distribution and logistics costs), and other relevant commercial, financial, technical, legal, scientific and/or medical factors. For clarity, “Diligent Efforts” does not mean that the Parent guarantees that it will actually achieve any Milestone, whether at all or by a specific date.

“EDSIVO” means the pharmaceutical product for the treatment of vascular Ehlers-Danlos syndrome (vEDS) with confirmed COL3A1 mutation comprising celiprolol as the sole active pharmaceutical ingredient, as described in IND No. 127365, which has been under development (including clinical development) prior to the date of this CVR Agreement.

“EMETINE License Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of either (a) a sublicense or asset sale within three (3) years following receipt of initial funding by a government program of at least $20,000,000 or (b) FDA approval of any indication.

“EMETINE Sale Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of a sale of the Medical Counter Measure Priority Review Voucher.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration or any successor agency.

“FDA Approval” means the approval by the FDA to commercial and manufacture or have manufactured for commercial use, in the United States, a pharmaceutical product.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Net Milestone Payment” shall mean, with respect to each Milestone Payment, such Milestone Payment less any applicable Derivative Payment.

“Officer’s Certificate” when used with respect to the Parent means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Parent for such purpose or for any general purpose.

“OLPRUVA” means the pharmaceutical product comprising sodium phenylbutyrate for oral suspension for the treatment of diseases, including Urea Cycle Disorders involving deficiencies of carbamylphosphate sythetase, ornithine transcarbamylase, or argininosuccinic acid synthetase as described in NDA No. 214860 and approved by the FDA on December 22, 2022.

“Party” shall mean the Rights Agent, the Parent and/or Holder(s), as applicable.

“Permitted Transfer” means a transfer of CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by The Depository Trust Company.

“Per Share Milestone Payment” shall mean, with respect to each Milestone, the Net Milestone Payment divided by the Total Number of CVRs.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Products” means, collectively, OLPRUVA, EDSIVO, and ACER-2820.

“Rights Agent” means the Person named as the “Rights Agent” in the preamble of this CVR Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Entity” means the Parent, its Affiliates and their respective licensees and sublicensees with respect to rights to develop or commercialize any OLPRUVA (but not a distributor of OLPRUVA acting solely in the capacity of a distributor so long as a sale of OLPRUVA for Net Sales purposes is not thereby avoided).

“Shortfall Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or similar reputable data source, plus two percent (2%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of voting securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Total Number of CVRs” means the total number of CVRs issued and outstanding under this CVR Agreement as of the Effective Time, as such total may be reduced from time to time in accordance with this CVR Agreement.

“Termination Date” means the earlier to occur of (a) the Back-End Date or (b) the date on which the payment by the Rights Agent to each Holder of the last of the Milestone Payments required to be paid under the terms of this CVR Agreement is made.

ARTICLE 2

CONTINGENT VALUE RIGHTS

SECTION 2.1 CVRs; Holders of CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this CVR Agreement. The initial Holders shall be the holders of Shares (other than (i) Excluded Shares and (ii) any Dissenting Shares) immediately prior to the Effective Time.

SECTION 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer, in whole or in part, that is not a Permitted Transfer, will be void ab initio and of no effect.

SECTION 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs in a book-entry position for each Holder. The CVR Register shall set forth the name and address of each Holder, the number of CVRs held by such Holder, and the U.S. federal tax identification number of each Holder. The Parent may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Register, as then in effect, to the Parent at the address set forth in Section 7.2. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its customary policies and guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this CVR Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Any transfer of CVRs will be without charge (other than the cost of any Tax) to the applicable Holder. The Rights Agent shall have no duty or obligation to take any action under any section of this CVR Agreement that requires the payment by a Holder of a CVR of Taxes or other charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Parent and shall entitle the transferee to the same benefits and rights under this CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the written notice is in proper form, promptly record the change of address in the CVR Register.

SECTION 2.4 Payment Terms.

(a) From and after the Effective Time, the Parent shall not be permitted to issue any CVRs that have the right to receive any portion of the Milestone Payments, except as provided in, and in accordance with the terms and conditions of, the Merger Agreement.

(b) On each Milestone Payment Date,

(i) the Parent shall:

(A) deliver to the Rights Agent a certificate of the Parent certifying the applicable Per Share Milestone Payment;

(B) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount to be paid by the Rights Agent to holders of CVRs received with respect to Shares pursuant to Section 2.4(b)(ii);

(C) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount of any Derivative Payment associated with the Milestone Payment Date; and

(ii) the Rights Agent shall promptly (but in any event within two (2) Business Days) pay to (A) each Holder of record, as of the close of business in New York City, three (3) Business Days prior to the Milestone Payment Date (the “Record Date”), of CVRs received with respect to the Shares, an amount equal to the product of (i) the applicable Per Share Milestone Payment multiplied by (ii) the number of CVRs held by each such Holder as of the Record Date, and (B) each intended recipient of any applicable Derivative Payment (as expressly set forth on Appendix 1 attached hereto) the applicable portion of such Derivative Payment.

Notwithstanding the foregoing, in no event shall the Parent be required to pay any Milestone Payment more than once.

(c) No interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(d) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Milestone Payment or other amount payable to such Holder in respect of the CVRs.

SECTION 2.5 Withholding. Notwithstanding any provision hereof to the contrary, the Parent and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this CVR Agreement such amounts as the Parent or the Rights Agent are required to deduct and withhold pursuant to any provision of Law. Any amount so withheld shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in the Parent or in any constituent party to the Merger Agreement or any of their respective Affiliates.

SECTION 2.7 Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

SECTION 2.8 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Parent without consideration therefor. Nothing in this CVR Agreement shall prohibit the Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definitions of Acting Holders, Article 5, Section 2.7 and Section 4.3 hereunder; provided; however, such abandoned CVRs or CVRs acquired by the Parent or any of its Affiliates shall be deemed outstanding as of the applicable Record Date for purposes of calculating the applicable Per Share Milestone Payment and no payment shall be made with respect to such abandoned or acquired CVRs.

ARTICLE 3

THE RIGHTS AGENT

SECTION 3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this CVR Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

SECTION 3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement, and no implied covenants or obligations shall be read into this CVR Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by the Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper Party or Parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith on its part, incur no liability and be held harmless by the Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this CVR Agreement in good faith reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection, and shall be held harmless by the Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this CVR Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by the Parent with respect to any of the statements of fact or recitals contained in this CVR Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by the Parent in respect of the validity of this CVR Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this CVR Agreement against the Rights Agent assuming the due execution and delivery hereof by the Parent), nor shall it be responsible for any breach by the Parent of any covenant or condition contained in this CVR Agreement;

(h) the Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this CVR Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claim, charge, demand, suit or loss incurred without negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for consequential losses or damages under any provision of this CVR Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) the Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this CVR Agreement as agreed upon in writing by the Rights Agent and the Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes imposed on the Rights Agent (other than withholding Taxes with respect to payments made to Holders) and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this CVR Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from the Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(k) no provision of this CVR Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

SECTION 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed. The Parent has the right, if acting in good faith, to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect, but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by the Parent to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Parent, by a Board Resolution, shall, as soon as is reasonably possible, appoint in good faith a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of the Parent.

(d) The Rights Agent will cooperate with the Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

SECTION 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this CVR Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE 4

COVENANTS

SECTION 4.1 List of Holders. The Parent shall furnish or cause to be furnished to the Rights Agent, promptly after the Effective Time and in no event later than ten (10) Business Days following the Effective Time, in such form as the Parent receives from the transfer agent (or other agent performing similar services in the Merger), the names and addresses of the Holders.

SECTION 4.2 Payment of Milestone Payments. With respect to each of the following milestones (each a “Milestone”) that is achieved in accordance with the terms and limitations applicable to such Milestone, the Parent will duly deposit or cause to be deposited with the Rights Agent, the applicable milestone payment (each a “Milestone Payment”) on or prior to the date upon which such Milestone Payment is due, as set out below (each a “Milestone Payment Date”), to be made to the Holders in accordance with the terms of this CVR Agreement:

(a) Annual Net Sales Milestones:

Milestones	Milestone Payments
Annual Net Sales of OLPRUVA equal or exceed $35,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $50,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $100,000,000, on or before the Back-End Date	$10,000,000
Annual Net Sales of OLPRUVA equal or exceed $200,000,000, on or before the Back-End Date	$10,000,000

With respect to each calendar year occurring after the Closing and until the earlier of the Back-End Date or the date upon which all Milestones payable in respect of Annual Net Sales of OLPRUVA have been paid, the Parent shall provide to each holder of at least 5% of the CVRs outstanding a written statement setting forth with reasonable detail the Annual Net Sales of OLPRUVA during such calendar year. The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(a) shall be paid on or before last day of the second full calendar quarter following the end of the calendar year in respect of which achievement of such Milestone was first reported on such written statement.

(b) Regulatory Milestones:

Milestones	Milestone Payments
FDA Approval of a supplemental NDA for OLPRUVA for the addition of treatment of Maple Syrup Urine Disease as a second indication to the label for OLPRUVA, on or before the Back-End Date	$12,000,000
FDA Approval of OLPRUVA for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease, on or before the Back-End Date	$10,000,000
FDA Approval of EDSIVO for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation, on or before the Back-End Date	$20,000,000

The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(b) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(c) Other Milestones:

(i) if on or before the Back-End Date, Parent (A) receives funding of at least twenty million dollars ($20,000,000) from a Governmental Entity for development of ACER-2820 for the treatment of any indication or indications (the “ACER-2820 Development Funding”) and, within three (3) years of the date of the ACER-2820 Development Funding, Parent or its Affiliate either (x) grants a license to a third party under the intellectual property assets owned by Target relating to ACER-2820 (including U.S. Pat. Pub. No. 2022/0177469, any patent issuing from such application and any subsequently filed patent application claiming priority to such patent application) (the “ACER-2820 IP Assets”) for purposes of developing and commercializing ACER-2820 or (y) sells such ACER-2820 IP Assets to a third party or (B) Parent or its Affiliate obtains FDA Approval for use of ACER-2820 for treatment of any indication, then a Milestone Payment equal to the greater of (x) 10% of the total cash consideration paid to the Parent or its Affiliate for the license or sale of the ACER-2820 IP Assets or (y) $5,000,000 shall be payable in respect of such Milestone.

(ii) if, on or before the Back-End Date, the FDA issues a priority review voucher to Parent or its Affiliate under 21 U.S.C. Section 360bbb-4a in respect of FDA Approval of an NDA filed by Parent or its Affiliate for approval of ACER-2820 (an “ACER-2820 Material Threat Countermeasure PRV”), and Parent or its Affiliate thereafter sells such ACER-2820 Material Threat Countermeasure PRV prior to the Back-End Date, then a Milestone Payment equal to twenty-five percent (25%) of the total cash consideration paid to the Parent for such ACER-2820 Material Threat Countermeasure PRV shall be payable in respect of such Milestone.

The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(c) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(d) Additional Terms for Milestone Payments.

Each Milestone Payment shall be paid only once, upon first achievement of the corresponding Milestone, regardless of the number of times such event is achieved, and only if such Milestone occurs on or before the date specified above. Milestone Payments due under this Section 4.2 shall be considered paid on the Milestone Payment Date if on such date the Rights Agent has received in accordance with this CVR Agreement money sufficient to pay all such amounts then due.

SECTION 4.3 Audits. Upon the written request of the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by the Acting Holders and reasonably acceptable to the Parent (the “Auditor”), which Auditor shall be paid at the Acting Holders’ expense, to have access upon reasonable notice and during normal business hours to such records of the Parent as are reasonably necessary to confirm compliance with its obligations to make Milestone Payments pursuant to Section 4.2. No such request may be made to the Parent more than once during any twelve (12) month period. The Auditor shall enter into a reasonable and mutually satisfactory confidentiality agreement with the Parent obligating the Auditor to keep all confidential information disclosed to such Auditor in confidence pursuant to such confidentiality agreement. For the avoidance of doubt, the Auditor shall serve solely as a consultant to the Acting Holders and shall have no authority to make any determinations (binding or otherwise) as to whether Parent has complied with such obligations.

SECTION 4.4 Product Transfer. Unless and until a Product Transfer occurs, the Parent shall remain responsible for paying any and all Milestone Payments in accordance with Section 2.4 and Section 4.2 upon the achievement of the corresponding Milestone, if achieved by the Parent or any of its Affiliates or any of their licensees or sublicensees to which Parent or any of its Affiliates have granted rights to perform the applicable activities, on or before the date specified for the applicable Milestone. Without limiting the foregoing, so long as any of the CVRs remain outstanding, in the event that the Parent or, after a transaction permitted and undertaken pursuant to this Section 4.4, any of its respective successors, assignees or transferees: (a) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (b) transfers or conveys all or substantially all of its properties and assets to any Person or otherwise transfers or conveys any of the Products or any rights thereto (any such consolidation, merger, transfer or conveyance, a “Product Transfer”), then, and in each such case, the Parent shall either (i) ensure that each such successor, assignee or transferee (A) has the financial wherewithal at the time of the Product Transfer to perform the Parent’s obligations under this CVR Agreement and (B) agrees to assume and perform all obligations of the Parent, including payment of all Milestone Payments applicable to such Product, set forth in this CVR Agreement (in each instance as though such successor, assignee or transferee had been named herein) or (ii) the Parent shall agree to remain subject to its obligations hereunder, including payment of all Milestone Payments.

SECTION 4.5 Diligent Efforts. Commencing promptly following the Closing, Parent shall use Diligent Efforts to achieve the Milestones.

SECTION 4.6 Non-Use of Name. Neither the Rights Agent nor the Holders shall use the name, trademark, trade name or logo of the Parent, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Parent, other than (in the case of the name of the Parent, its Affiliates, or their respective employees) with respect to a dispute pursuant to this CVR Agreement between any of the Holders, the Rights Agent, the Parent or its Affiliates.

SECTION 4.7 Tax Reporting. The Rights Agent shall comply with all applicable Laws regarding Tax reporting with respect to any Milestone Payments made pursuant to this CVR Agreement.

ARTICLE 5

AMENDMENTS

SECTION 5.1 Amendments Without Consent of Holders. Without the consent of any Holders or the Rights Agent, the Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(a) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(b) to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(c) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this CVR Agreement, provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(d) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(e) to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this CVR Agreement in accordance with the terms of this CVR Agreement;

(f) subject to the terms of this CVR Agreement, to evidence the succession of another Person to the Parent and the assumption by any such successor of the covenants of the Parent contained herein;

(g) to evidence the assignment of this CVR Agreement by the Parent as provided herein; or

(h) any other amendment to this CVR Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this CVR Agreement of any such Holder.

SECTION 5.2 Amendments with Consent of Acting Holders. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made by the Parent without the consent of the Holders), with the consent of the Acting Holders, acting on behalf of all Holders, the Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this CVR Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

SECTION 5.3 Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel for the Parent or any of its Affiliates stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this CVR Agreement or otherwise.

SECTION 5.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this Article 5, this CVR Agreement shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement for all purposes; and every Holder shall be bound thereby.

(b) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Article 5, the Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment. Any failure of the Parent to mail (or cause the Rights Agent to mail) such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 6.1 Successor Person Substituted.

(a) All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Parent, the Rights Agent or the Holders shall bind and inure to the benefit of their respective successors, assignees, heirs and personal representatives, whether so expressed or not. The Parent may assign this CVR Agreement without the prior written consent of the other parties to this CVR Agreement in connection with the transfer or sale of all or substantially all of the assets or business of the Parent related to the Products, or in the event of the Parent’s merger or consolidation, in accordance with Section 4.4.

(b) In case of a consolidation or merger with a wholly-owned Subsidiary or any other Person, or a transfer or sale to a Person of all or substantially all of the assets or business of Parent related to the Products, such successor Person shall succeed to and be substituted for the Parent with the same effect as if it had been named herein.

ARTICLE 7

MISCELLANEOUS

SECTION 7.1 Notices.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Rights Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Rights Agent shall be deemed to be a sufficient giving of such notice.

SECTION 7.2 Notices to the Rights Agent and the Parent . All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this CVR Agreement by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, electronic mail or overnight courier to such party, in the case of mail or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to the Parent:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

Email: lclifton@zevra.com

with a copy (which shall not constitute notice) to: contracts@zevra.com with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

If to the Rights Agent:

[●]

Attention: [●]

Email: [●]

SECTION 7.3 Construction.

(a) The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

(b) All financial references herein are in United States Dollars.

SECTION 7.4 Benefits of Agreement. Nothing in this CVR Agreement, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the parties hereto and their successors, and of the Holders (each of whom is an intended third party beneficiary of this CVR Agreement).

SECTION 7.5 Governing Law. THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE PARENT, THE RIGHTS AGENT AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE CVRS, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE COURT IN THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS HEREUNDER, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARENT AND THE RIGHTS AGENT AGREES THAT PROCESS MAY BE SERVED UPON THEM IF NOTICE IS GIVEN IN ACCORDANCE WITH Section 7.2. EACH OF THE PARENT AND THE RIGHTS AGENT HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) THE DEFENSE OF SOVEREIGN IMMUNITY, (B) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS Section 7.5, (C) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (D) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

SECTION 7.6 Legal Holidays; Interpretation. In the event that a Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement to the contrary) payment on the CVRs need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date. When used herein, the word “including” shall be deemed to be followed by “without limitation.”

SECTION 7.7 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any provision in this CVR Agreement or in the CVRs is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this CVR Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 7.8 No Recourse Against Others. A director, officer or employee, as such, of the Parent or an Affiliate of the Parent or the Rights Agent shall not have any liability for any obligations of the Parent or the Rights Agent under this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

SECTION 7.9 Counterparts. This CVR Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 7.10 Entire Agreement. This CVR Agreement and the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter of this CVR Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter of this CVR Agreement.

SECTION 7.11 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the Termination Date, provided that if any Milestone has been achieved on or prior to the Termination Date, but the associated Milestone Payment has not been paid on or prior to the Termination Date, this CVR Agreement shall not terminate to the extent related to such Milestone Payment until such Milestone Payment has been paid in full in accordance with the terms of this CVR Agreement; and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties to bring suit in the case of a material breach occurring prior to such Termination Date.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

ZEVRA THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

[●]
as the Rights Agent

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Appendix 1

Schedule of Derivative Payments

[TBD, if applicable]

APPENDIX C

August 28, 2023

Acer Therapeutics Inc.

Board of Directors

One Gateway Center, Suite 356

300 Washington Street

Newton, Massachusetts 02458

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than such holders who properly exercise appraisal rights with respect to their common stock) (collectively the “Stockholders”) of Acer Therapeutics Inc. (the “Company”), of the Merger Consideration, as defined below, proposed to be paid to the Stockholders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among Zevra Therapeutics, Inc. (“Parent”), Aspen Z Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) and each share of common stock of the Company, $.0001 par value per share, will be converted into the right to receive: (i) a number of shares of common stock, $.00001 par value per share, of Parent (“Parent Common Stock”), equal to a fraction, the numerator of which is a number of shares of Parent Common Stock equal to $15,000,000, based on the twenty (20) consecutive trading day volume-weighted average price per share (“VWAP”) of Parent Common Stock ending on the trading day immediately prior to the Merger Agreement, and the denominator of which is 24,463,726 (i.e., the number of shares of Company Common Stock outstanding as of the Measurement Time) (the “Stock Exchange Ratio”); and (ii) one non-tradeable Contingent Value Right (“CVR”) providing the right to receive one or more contingent payments upon the achievement of certain milestones set forth in the Contingent Value Rights Agreement (the “CVR Consideration” and, together with the Stock Exchange Ratio, the “Merger Consideration”) upon consummation of the Merger. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including capital advisory services and underwriting in connection with potential offerings of the Company’s equity securities.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement, dated as of August 28, 2023; (b) a draft of the Contingent Value Rights Agreement (the “CVR Agreement”) proposed to be entered into by Parent and Rights Agent at the Effective Time (c) the publicly available audited historical financial statements of the Company and Parent for the fiscal years ended December 31, 2022, 2021 and 2020; (d) the publicly available unaudited historical financial statements of the Company and Parent for the 3 and 6 month periods ended June 30, 2023; (e) certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending December 31, 2023 through December 31, 2038 (the “Forecasts”), prepared by the senior management of the Company and provided to us on August 24, 2023 and approved by the Company for our use; (f) a liquidation analysis (the “Management’s Illustrative Liquidation Analysis”) prepared by the senior management of the Company and provided to us on August 24, 2023 and approved by the Company for our use, (g) sensitivities for the Forecasts (the “Sensitivities”), prepared by the senior management of the Company and provided to us on August 24, 2023 and approved by the Company for our use; (h) the probability of achievement and estimated timing of the nine payment milestones upon which the CVR is contingent, prepared by the senior management of the Company and provided to us on August 24, 2023 and approved by the Company for our use; (i) information regarding publicly available financial terms of certain other transactions we deemed relevant; (j) the financial position and operating results of the Company and Parent compared with those of certain other publicly traded companies that we deemed relevant; (k) the current and historical market prices and trading volume of the Company’s common stock and Parent’s common stock; and (l) certain other publicly available information on the Company and Parent. We have been advised by management of the Company that without third party funding, the Company currently has insufficient liquidity to operate the business of the Company and execute on the Forecasts through fourth quarter 2023 and beyond. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied, without any independent verification and with your consent, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts, Sensitivities and Management’s Illustrative Liquidation Analysis provided by senior management of the Company, and we assume no responsibility or liability therefore. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Parent. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company and at the direction of the Company have also applied the Sensitivities to the Forecasts. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, taking into account the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We assume no responsibility for, and express no opinion with respect to, the Forecasts, the Sensitivities, the Management’s Illustrative Liquidation Analysis, or other prospective financial information or the estimates and judgments on which they are based. We have been advised by senior management of the Company that Forecasts have been prepared based on cash accounting principles and not in accordance with GAAP. We have been advised by senior management of the Company to not take into account the impact of any potentially realizable existing net operating loss carryforwards and credits (collectively, “NOLs”) in rendering this opinion due to potential future limitations on the use thereof. We did not consider, and express no opinion as to, the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other stockholders. In our financial analysis we have applied probabilities as provided by the senior management of the Company and approved by the Company for our use to derive a value for the CVR Consideration, which value was reviewed and approved by the Company for purposes of performing our financial analyses in connection with rendering this opinion. Accordingly, at your direction, we have adjusted the amount of the CVR Consideration that will be realized in accordance with the CVR Agreement per the applied probabilities, and we have analyzed the value of the CVR based on the net present value of such probability-adjusted payments. We assume no responsibility for and express no view as to the appropriateness of the probability adjustments, including any inherent forecasts or the assumptions on which they are based. Senior management of the Company advised us, and we assume with your consent, that the Management’s Illustrative Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgements of such management as to the future financial results and condition of the Company, and we express no view or opinion with respect to the Management’s Illustrative Liquidation Analysis or the assumptions upon which it was based. We express no opinion as to any terms or other aspects of the transactions contemplated by the Merger Agreement (other than the Merger Consideration, to the extent specified herein), including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement, or tax and accounting consequences thereof. Our opinion herein is based upon general economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company and have not made any determination as to legal matters related to the transactions contemplated by the Merger Agreement, and have assumed that the final executed Merger Agreement (including the CVR Agreement, which is attached as an exhibit thereto) will not materially differ from the drafts of the Merger Agreement reviewed by us, and we have assumed that the Merger and issuance of the CVRs and enforcement of the CVR Agreement will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by any party thereto. We also note that due to the unique nature of the business of the Company, we do not believe that the results of the selected companies analysis or precedent transactions analysis related to the Company are meaningful for purposes of this opinion.

We are expressing no opinion herein as to the price at which the common stock of the Company or Parent will trade at any future time or as to the effect of the Merger on the trading price of the common stock of the Company or Parent. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Parent by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of changes in the financial condition, business, assets, results of operations or prospects of the Company or of Parent or in the markets where they provide goods or services, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties in interest. We express no opinion as to the realizability or use of any existing or future NOLs by any person, whether before or after the Effective Time of the Merger.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

APPENDIX D

DELAWARE GENERAL CORPORATION LAW SECTION 262

§262—Appraisal Rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to §  251, §  252, §  254, §  255, §  256, §  257, §  258, §  263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)

Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)

Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)

At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)

Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)

The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL (“Section 145”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated bylaws (the “Bylaws”) provide that it will indemnify its directors to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the Registrant may modify the extent of such indemnification by individual contracts with its directors; and, provided, further, that the Registrant shall not be required to indemnify any director in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Registrant’s board of directors, (iii) such indemnification is provided by the Registrant, in its sole discretion, pursuant to the powers vested in the Registrant under the DGCL or any other applicable law or (iv) such indemnification is required to be made under Article XI, Section 43(d) of the Bylaws. The Bylaws also provide that the Registrant has the power to indemnify its officers, employees and other agents as set forth in the DGCL or any other applicable law. The Registrant’s board of directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Registrant’s board of directors shall determine.

The Bylaws provide that the Registrant will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director in connection with such proceeding; provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director in his or her capacity as a director (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Registrant of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under Article XI, Section 43 of the Bylaws or otherwise. The Bylaws provide that any right to indemnification or advances granted by the Bylaws to a director shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Registrant shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Registrant to indemnify the claimant for the amount claimed. Neither the failure of the Registrant (including its board of directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the director has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Registrant (including its board of directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director is not entitled to be indemnified, or to such advancement of expenses, under this Article XI, Section 43 of the Bylaws or otherwise shall be on the Registrant.

The Registrant has entered into indemnification agreements with each of its directors and executive officers in which the Registrant has agreed to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of the Registrant or its subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an Indemnitee may have or hereafter acquire under any statute, the Registrant’s restated certificate of incorporation, Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

The Registrant expects to maintain standard policies of insurance that provide coverage to (1) the Registrant’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the Registrant with respect to indemnification payments that the Registrant may make to such directors and officers.

The Registrant has purchased and intends to maintain insurance on behalf of the Registrant and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

ITEM 21.	Exhibits and Financial Statements Schedules

(a)	Exhibits: The list of exhibits is set forth under “Exhibit Index” at the end of the registration statement of which this proxy statement/prospectus forma a part and is incorporated by reference.

(b)	Financial Statement Schedules: See “Index to Financial Statements of Acer” and the related notes thereto.

ITEM 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 30, 2023, by and among Zevra Therapeutics, Inc., Aspen Z Merger Sub, Inc. and Acer Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to Zevra’s Report on Form 8-K filed on August 31, 2023)*

5.1	Opinion of Bryan Cave Leighton Paisner LLP**

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm†

23.2	Consent of RSM US LLP, Independent Registered Public Accounting Firm†

23.3	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm†

23.4	Consent of Bryan Cave Leighton Paisner LLP (included in Exhibit 5.1)**

24.1	Power of Attorney (included as part of signature page)**

99.1	Form of Acer Therapeutics Inc. proxy card.**

99.2	Consent of William Blair & Company L.L.C.†

107	Filing Fee Table**

**	Previously filed
†	Filed herewith
*

Pursuant to Item 601(a)(5) of Regulation S-K, schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Celebration, State of Florida, on the 6th day of October, 2023.

Zevra Therapeutics, Inc.

By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christal M.M. Mickle Christal M.M. Mickle	Interim Chief Executive Officer (Principal Executive Officer)	October 6, 2023

/s/ R. LaDuane Clifton, CPA R. LaDuane Clifton, CPA	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	October 6, 2023

/s/ Timothy J. Sangiovanni Timothy J. Sangiovanni	Senior Vice President, Corporate Controller (Principal Accounting Officer)	October 6, 2023

* Tamara A. (Seymour) Favorito	Chair	October 6, 2023

* Thomas D. Anderson	Director	October 6, 2023

* John B. Bode	Director	October 6, 2023

* Douglas W. Calder	Director	October 6, 2023

* Wendy Dixon, Ph.D.	Director	October 6, 2023

* Joseph B. Saluri	Director	October 6, 2023

* Corey Watton	Director	October 6, 2023

*By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton, CPA
Title:	Attorney-In-Fact